Form 20-F
period 2002-12-31
INNOVA S DE RL
filed 2003-06-30
CIK 1044884

================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

                                       OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 for the transition period from                    to

                         COMMISSION FILE NUMBER 333-7484

                           INNOVA, S. de R.L. de C.V.

             (Exact name of Registrant as specified in its charter)

                                       N/A
                 (Translation of Registrant's name into English)

                              UNITED MEXICAN STATES
                 (Jurisdiction of incorporation or organization)

                           INSURGENTES SUR 694, PISO 8
                                COLONIA DEL VALLE
                               03100 MEXICO, D.F.
                                     MEXICO
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                of the Act: None

     The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002 was:

     One Series A-1 Social Part, One Series B-1 Social Part, and One Series B-2 Social Part

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check which financial statement item the registrant has elected to follow. Item 17 [ ] Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                                                                                       PAGE
                                                                                                       ----
                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS........................................    1

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE......................................................    1

ITEM 3. KEY INFORMATION..............................................................................    1

               Selected Financial Data...............................................................    1
               Risk Factors..........................................................................    4

ITEM 4. INFORMATION ON THE COMPANY...................................................................   16

               History and Development of the Company................................................   16
               Business Overview.....................................................................   18
               Organizational Structure..............................................................   38
               Property, Plant and Equipment.........................................................   39

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.................................................   39

               Operating Results.....................................................................   45
               Liquidity and Capital Resources.......................................................   52
               Contractual Obligations and Commercial Commitments....................................   54
               Research and Development, Patents and Licenses, etc...................................   55
               Trend Information.....................................................................   55

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...................................................   57

               Directors and Senior Management.......................................................   57
               Compensation..........................................................................   60
               Board Practices.......................................................................   60
               Employees.............................................................................   61
               Share Ownership.......................................................................   61

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS............................................   61

               Major Shareholders....................................................................   61
               Related Party Transactions............................................................   62

ITEM 8. FINANCIAL INFORMATION........................................................................   64

Item 9. The OFFER AND LISTING........................................................................   64

ITEM 10. ADDITIONAL INFORMATION......................................................................   65

               Bylaws................................................................................   65
               Material Contracts....................................................................   68
               Exchange Controls.....................................................................   70
               Taxation..............................................................................   70
               Documents on Display..................................................................   76

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..................................   76

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......................................   78

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............................................   78

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS....................................   78

ITEM 15. CONTROLS AND PROCEDURES.....................................................................   79

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT...........................................................   79

ITEM 16B. CODE OF ETHICS.............................................................................   79

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.....................................................   79

                                    PART III

ITEM 17. FINANCIAL STATEMENTS........................................................................   79

ITEM 18. FINANCIAL STATEMENTS........................................................................   79

ITEM 19. EXHIBITS....................................................................................   79

         The terms "we", "us", "our" and "Innova" are used in this annual report to refer to Innova, S. de R.L. de C.V and its consolidated subsidiaries. We maintain our books and records in pesos and present our financial statements in conformity with generally accepted accounting principles in Mexico, or Mexican GAAP. Mexican GAAP differ in some significant respects from generally accepted accounting principles in the United States, or U.S. GAAP, and generally accepted accounting principles adopted in other countries. Under Mexican GAAP, we must account for the effects of inflation. Accordingly, we have restated all data in our consolidated financial statements and the notes thereto, as well as our selected financial information, in constant pesos in purchasing power as of December 31, 2002, unless otherwise indicated. See Note 3 to our consolidated financial statements.

         We use the Mexican Interbank free market exchange rate, commonly known as the Interbank Rate, as reported by Banco Nacional de Mexico, S.A., to prepare our financial statements. Unless otherwise indicated, references to "Ps." or "pesos" in this annual report are to Mexican pesos and references to "U.S. dollars," "US$" or "$," are to United States dollars. As of December 31, 2002, the Interbank Rate was Ps. 10.464 per US$1.00. We use the Interbank Rate as of December 31, 2002 to translate pesos into U.S. dollars in this report, unless otherwise indicated. See "Item 3: Key Information--Exchange Rate Information" for information regarding the rates of exchange between the peso and the U.S. dollar for specified periods. You should not construe the exchange rate translations in this report as representations that the peso amounts represent actual dollar amounts or that they could be converted into U.S. dollars at the rate indicated or at any other rate.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

                             SELECTED FINANCIAL DATA

         The following table presents selected consolidated financial data for Innova and its subsidiaries. You should read this information in conjunction with our audited consolidated financial statements and the notes to those financial statements. Our financial statements have been prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP and generally accepted accounting principles adopted in other countries. Note 21 to our financial statements describes the principal differences between Mexican GAAP and U.S. GAAP as they relate to Innova and reconciles net loss and total stockholders' deficit to U.S. GAAP.

                                                                   AS OF AND FOR THE YEAR ENDED DECEMBER 31
                                               --------------------------------------------------------------------------------
                                                   1998             1999             2000             2001             2002
                                               -------------   -------------    -------------    --------------   -------------
                                                                   (IN THOUSANDS OF MEXICAN PESOS IN
                                                                PURCHASING POWER AS OF DECEMBER 31, 2002)
STATEMENT OF OPERATIONS DATA:
Net sales ................................    Ps.   975,450    Ps. 1,818,748    Ps. 2,560,159    Ps. 3,266,037    Ps. 3,432,872
Depreciation and amortization ............         (484,592)        (686,129)        (844,580)        (948,335)        (925,078)
Operating (loss) profit ..................       (1,515,875)      (1,152,571)      (1,075,591)        (278,925)           9,021
Total integral results of financing (1)...         (757,800)         140,295         (352,022)         (70,661)      (1,647,800)
Other (expenses) income, net .............           (8,024)          11,702               --               --          (22,126)
Transponder services - Solidaridad 2
   and repointing costs (2) ..............               --               --         (430,916)              --          (25,933)
Restructuring charges (3) ................               --               --               --          (13,576)          (6,495)
Loss before provisions for taxes .........       (2,281,699)      (1,000,574)      (1,858,529)        (363,162)      (1,693,333)
Provisions for taxes (4) .................               (7)             (36)            (130)         (46,283)         (75,530)
Net loss .................................       (2,281,707)      (1,000,610)      (1,858,659)        (409,445)      (1,768,863)

Net sales (U.S. GAAP) (5) ................    Ps.   995,820    Ps. 1,871,574    Ps. 2,559,502    Ps. 3,140,996    Ps. 3,315,976
Operating (loss) (U.S. GAAP) (5) .........       (2,823,320)        (992,734)      (1,050,993)        (791,319)         (76,471)
Net (loss) income (U.S. GAAP) (5) ........       (3,218,113)         205,678       (1,408,456)        (930,659)      (1,799,801)

OTHER DATA:
Capital expenditures .....................    Ps.   803,245    Ps.   621,420    Ps.   686,130    Ps.   802,722    Ps.   317,512

BALANCE SHEET DATA:
Property and equipment, net (6) ..........    Ps. 1,874,772    Ps. 1,912,071    Ps. 1,908,759    Ps. 1,952,176    Ps. 1,544,905
Satellite transponders, net (7) ..........               --               --        1,400,722        1,215,450        1,240,997
Total other non-current assets ...........          999,185          560,236          348,739          217,865          104,928
Total assets .............................        4,061,656        3,288,200        3,949,773        3,774,327        3,441,543
Total assets (U.S. GAAP) .................        4,492,453        3,231,926        4,018,517        4,099,139        3,679,766
Net liabilities ..........................        2,394,805        2,877,900        4,763,418        5,301,180        6,905,899
Net liabilities (U.S. GAAP) (5) ..........        3,482,449        2,711,814        4,120,190        5,050,833        6,850,753
Due to affiliated companies and
   related parties (8) ...................          300,520          243,283          244,129          349,626          433,420
Senior notes (9) .........................        5,001,751        4,281,409        3,976,797        3,637,930        3,924,000
Owners' loans (10) .......................          333,505          760,378        1,565,268        2,720,201        3,242,793
Satellite transponders obligation (7) ....               --               --        1,472,221        1,358,277        1,421,655
Stockholders' deficit ....................       (2,394,805)      (2,877,900)      (4,763,224)      (5,301,180)      (6,905,899)
Capital stock ............................        1,348,201        1,913,116        1,913,116        1,913,116        1,913,116
Stockholders' deficit (U.S. GAAP) (5) ....       (3,482,449)      (2,711,814)      (4,120,190)      (5,050,833)      (6,850,753)

(1) Includes interest expense, interest income, foreign exchange gains and (losses), net gain from monetary position and other net. Note 3 to our consolidated financial statements.

(2)      See Note 15 to our consolidated financial statements.

(3)      See Note 16 to our consolidated financial statements.

(4)      See Note 18 to our consolidated financial statements.

(5) The principal differences between Mexican GAAP and U.S. GAAP as they relate to us consist of differences in the capitalization and amortization of pre-operating expenses, the provision for costs associated with re-pointing our subscriber's antennas from the Solidaridad 2 satellite to the PAS-9 satellite, the provision for the redundant use of Solidaridad Satellite, the reversal of certain other accruals, the capitalization of financing costs, the restatement of property and equipment, and the recognition of revenue. See Note 21 to our consolidated financial statements.

(6)      See Note 5 to our consolidated financial statements.

(7) Beginning in 2000, we accounted for the agreement for the use of 12 transponders on the PAS-9 satellite as a capital lease, recognizing a satellite transponder asset and corresponding liability equal to the net present value of the monthly payments over the lease term. The satellite transponder asset is depreciated on a straight-line-basis over the lease term. Part of the monthly payments are recognized in our income statements as interest expense and part as a reduction of the satellite obligation. Our income statement also recognizes on a monthly basis the amortization of the net present value of our satellite transponder asset. Our other satellite transponder agreements have been accounted for as operating leases. See Note 6 to our consolidated financial statements.

(8)      See Note 9 to our consolidated financial statements.

(9)      See Note 10 to our consolidated financial statements.

(10)     See Note 11 to our consolidated financial statements.

                            EXCHANGE RATE INFORMATION

     Since November 1991, Mexico has had a free market for foreign exchange, and since December 1994, the Mexican government has allowed the Peso to float freely against the U.S. Dollar. The Peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996, the Peso fell more slowly and was less volatile. Relative stability characterized the foreign exchange markets during the first three quarters of 1997. The fall of the Hang Seng Index of the Hong Kong Stock Exchange on October 24, 1997 marked the beginning of a period of increased volatility in the foreign exchange markets with the Peso falling over 10% in just a few days. During 1998, the foreign exchange markets experienced volatility as a result of the financial crises in Asia and Russia and the financial turmoil in countries such as Brazil and Venezuela. More recently, the economic and financial crises in Argentina and Venezuela have resulted in volatility in the foreign exchange markets, have caused instability in the Latin American financial markets and could continue to have a negative impact on the value of the Peso. See "-- Risk Factors -- Risk Factors Related to Mexico -- Developments in Other Emerging Markets Countries or the United States May Affect Us and the Prices for Our Securities." We cannot assure you that the Mexican government will maintain its current policies with regard to the Peso or that the Peso will not further depreciate or appreciate significantly in the future.

     The following table sets forth, for the periods indicated, the high, low, average and period end free market exchange rate for the purchase of U.S. Dollars, expressed in nominal Pesos per U.S. Dollar. All amounts are stated in Pesos per U.S. Dollar. As of June 25, 2003, the free market exchange rate for the purchase of U.S. Dollars as reported by the Board of Governors of the Federal Reserve Bank was Ps.10.48 per U.S. Dollar.

                                                                             EXCHANGE RATE(1)
                                                                             ----------------
                                                        HIGH             LOW          AVERAGE(2)      PERIOD END
                                                        ----             ---          ----------      ----------
YEAR ENDED DECEMBER 31,
     1998...................................            10.63            8.04             9.24            9.90
     1999...................................            10.60            9.24             9.56            9.48
     2000...................................            10.09            9.18             9.47            9.62
     2001...................................             9.97            8.95             9.33            9.16
     2002...................................            10.43            9.00             9.75           10.43
MONTH ENDED
     December 31, 2002......................            10.43           10.10            10.23           10.43
     January 31, 2003.......................            10.98           10.32            10.62           10.90
     February 28, 2003......................            11.06           10.77            10.95           11.03
     March 31, 2003.........................            11.24           10.66            10.91           10.78
     April 30, 2003.........................            10.77           10.31            10.59           10.31
     May 31, 2003...........................            10.42           10.11            10.25           10.34
     June 25, 2003..........................            10.74           10.24            10.51           10.48

(1) The free market exchange rate is the Noon Buying Rate for Pesos reported by the Board of Governors of the Federal Reserve Bank.

(2) Annual average rates reflect the average of month-end rates. Monthly average rates reflect the average of daily rates.

     The Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos to U.S. Dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future, as has occurred from time to time in the past. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal of indebtedness, as well as obtaining foreign programming and other goods, would be adversely affected. See "-- Risk Factors -- Risk Factors Related to Mexico -- Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit the Ability of Us and Others to Convert Pesos into U.S. Dollars or Other Currencies and/or Adversely Affect Our Financial Condition."

                                    DIVIDENDS

     We have not declared or paid any dividends. Under our Social Part Holders Agreement and bylaws, dividends may be paid in pesos or U.S. dollars as determined by our equity holders. The dollar value of any dividends would be affected by the exchange rate if paid in pesos. The indenture governing our 12 7/8 % senior notes due 2007, or senior notes, restricts our ability to declare dividends under certain conditions.

                                  RISK FACTORS

     The following is a discussion of risks associated with our company and an investment in our securities. Some of the risks of investing in our securities are general risks associated with doing business in Mexico. Other risks are specific to our business. The discussion below contains information about the Mexican government and the Mexican economy obtained from official statements of the Mexican government as well as other public sources. We have not independently verified this information. Any of the following risks, if they actually occur, could materially and adversely affect our business, financial condition or results of operations, or the price of our securities.

                         RISK FACTORS RELATED TO MEXICO

ECONOMIC AND POLITICAL DEVELOPMENTS IN MEXICO MAY ADVERSELY AFFECT OUR BUSINESS.

     Substantially all of our revenues are denominated in Mexican pesos and are generated in Mexico. Our management and many of our assets are located in Mexico. As a result, our business, financial condition, and results of operations may be affected by the general condition of the Mexican economy, the devaluation of the Mexican peso as compared to the U.S. dollar, Mexican inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico.

MEXICO HAS EXPERIENCED ADVERSE ECONOMIC CONDITIONS

     Mexico has experienced a prolonged period of slow economic growth since 2001, primarily as a result of the downturn in the U.S. economy. In 2000, Mexico's gross domestic product, or GDP, increased 6.6%. According to Mexican government estimates, GDP decreased 0.3% in 2001 and increased 0.9% and 2.3% in 2002 and the three month period ended March 31, 2003, respectively. Inflation in 2000, 2001, 2002 and the three month period ended March 31, 2003 was 9.0%, 4.4%, 5.7% and 1.3%, respectively. Nonetheless, at approximately 4.7% per annum (as measured from May 2002 to May 2003), Mexico's current level of inflation remains higher than the annual inflation rates of its main trading partners. GDP growth fell short of Mexican government estimates in 2002 due primarily to the slowdown in the growth of the U.S. economy, the reduction of investments, the increase in unemployment and a decrease in exports as a result of the 13.9% depreciation of the Peso as compared to the U.S. Dollar. According to Mexican government estimates, GDP in Mexico is expected to grow by approximately 2.25%, while inflation is expected to be less than 4.0%, in 2003. We cannot assure you that these estimates will prove to be accurate. During the first quarter of 2003, the Mexican economy continued to slow, in large part, as a result of the continued weakness of the U.S. economy, the uncertainty generated by the continued hostilities in the Middle East and the related potential impacts on oil prices and consumer confidence, uncertainty caused by the continuing threat of large scale international terrorist attacks and a decrease in consumption as a result of the recent depreciation of the Mexican Peso as compared to the U.S. Dollar. We believe that the economic slowdown has negatively affected and could continue to negatively affect our revenues.

     If the Mexican economy falls into a recession or if other economic events such as increased inflation and interest rates or deflation occur, our business, financial condition and results of operations may be adversely affected for the following reasons:

         - demand for DTH satellite services, pay-per-view programming and other services may decrease;

         - demand for advertising may decrease both because consumers may reduce expenditures for our advertisers' products and because advertisers may reduce advertising expenditures;

         - to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in "real" terms; and

         - if the rate of Mexican inflation exceeds the rate of devaluation of the Peso against the U.S. Dollar, our U.S. Dollar-denominated sales, if any, would decrease in relative terms when stated in constant Pesos.

CURRENCY FLUCTUATIONS OR THE DEVALUATION AND DEPRECIATION OF THE PESO COULD LIMIT THE ABILITY OF US AND OTHERS TO CONVERT PESOS INTO U.S. DOLLARS OR OTHER CURRENCIES AND/OR ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS

     Most of our indebtedness and a significant amount of our costs are U.S. Dollar-denominated, while our revenues are primarily Peso-denominated. As a result, decreases in the value of the Peso against the U.S. Dollar could cause us to incur foreign exchange losses, which would reduce our net income.

     Severe devaluation or depreciation of the Peso may also result in governmental intervention, as has resulted in Argentina, or disruption of international foreign exchange markets. This may limit our ability to transfer or convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness and adversely affect our ability to pay our satellite and other dollar-denominated costs, obtain foreign programming and other imported goods. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or to transfer other currencies outside of Mexico, the Mexican government could institute restrictive exchange control policies in the future. Devaluation or depreciation of the Peso against the U.S. Dollar may also adversely affect U.S. Dollar prices for our securities.

HIGH INTEREST RATES IN MEXICO COULD INCREASE OUR FINANCING COSTS

     Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 15.2%, 11.3%, 7.1% and 8.8% for 2000, 2001, 2002 and the
three month period ended March 31, 2003. Accordingly, if we need to incur Peso-denominated debt in the future, it will likely be at high interest rates.

POLITICAL EVENTS IN MEXICO COULD AFFECT MEXICAN ECONOMIC POLICY AND OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     In the Mexican national elections held on July 2, 2000, Vicente Fox of the opposition party, the Partido Accion Nacional, or the National Action Party, won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional, or the Institutional Revolutionary Party. Neither the Institutional Revolutionary Party nor the National Action Party succeeded in securing a majority in the Chamber of Deputies or the Senate, the two houses of the Mexican Congress. Although members of the National Action Party have governed several states and municipalities, the National Action Party had not previously governed on a federal level. President Fox has encountered strong opposition to a number of his proposed reforms in both the Chamber of Deputies and the Senate, where opposition forces have frequently joined to block his initiatives. This legislative deadlock could slow down the progress of reforms in Mexico. In addition, new legislative elections will be held in July 2003, which may further hinder President Fox's ability to implement his initiatives. The effects on the social and political situation in Mexico, as well as currency instability in Mexico, could adversely affect the Mexican economy, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities.

DEVELOPMENTS IN OTHER EMERGING MARKET COUNTRIES OR THE UNITED STATES MAY AFFECT US AND THE PRICES FOR OUR SECURITIES

     In the past, economic crises in Asia, Russia, Brazil and other areas and slowdowns in the U.S. economy adversely affected the Mexican economy, and thus, future economic developments in other emerging markets such as Argentina and Venezuela , as well as recessions in the United States, could adversely affect the Mexican economy in future periods. The market value of securities of Mexican companies, the economic and political situation in Mexico and our financial condition and results of operations are, to varying degrees, affected by economic and market conditions in other emerging market countries and in the U.S. Although economic conditions in other emerging market countries and the U.S. may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on Mexico, the market value or trading price of securities of Mexican issuers, including ours, or our business.

     In particular, Argentina's insolvency and default on its public debt, which deepened the existing financial, economic and political crises in that country, could adversely affect Mexico, the market value of our securities or our business. The former Argentine President, Eduardo Duhalde, took office on January 6, 2002 in the midst of significant political unrest after a series of interim presidents and administrations took office following the resignation of President Fernando de la Rua in December 2001. On May 15, 2003, a new President, Nestor Kirchner, took office in Argentina and is expected to retain the same economy minister and continue the fiscal and monetary policies initiated by former President Duhalde The devaluation of the Argentine peso may have a material adverse effect on Argentina and presents risks that the Argentine financial system may collapse and that substantial inflation may occur. The rapid and radical nature of changes in the Argentine social, political, economic and legal environment have continued to create significant uncertainty. To the extent that the new Argentine government is unsuccessful in preventing further economic decline via this and other measures, this crisis may adversely affect the market value and trading price of our securities.

     In addition, on April 12, 2002, following a week of strikes, demonstrations and riots, Venezuelan President Hugo Chavez was forced to resign from office by Venezuela's military commanders in an attempted coup d'etat. Although Mr. Chavez was restored to power on April 14, 2002, the political and economic future of Venezuela remains uncertain. More recently, a nationwide general strike that occurred between December 2002 and January 2003 caused a significant reduction in oil production in Venezuela, and has had a material adverse effect on Venezuela's oil-dependent economy. In response to the general strike and in an effort to shore up the economy and control inflation, in February 2003 Venezuelan authorities imposed foreign exchange and price controls on specified products. We cannot predict what effect, if any, these events will have on the economies of other emerging market countries, Mexico, the price of our securities or our business.

     In late October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially, precipitated by a sharp drop in Asian securities markets. Similarly, in the second half of 1998 and in early 1999, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil. The price of our securities has also historically been adversely affected by increases in interest rates in the United States and elsewhere.

THE SEPTEMBER 11, 2001 TERRORIST ATTACKS ON THE UNITED STATES, AND MORE RECENTLY THE UNITED STATES INVASION OF IRAQ, HAVE NEGATIVELY AFFECTED INDUSTRY AND ECONOMIC CONDITIONS GLOBALLY, AND THESE CONDITIONS HAVE HAD, AND MAY CONTINUE TO HAVE, A NEGATIVE EFFECT ON OUR BUSINESS

     Our net sales are affected by numerous factors, including changes in viewing preferences, programming costs and consumers' purchasing power. Historically, these factors correlate with the general condition of the economy and thus, are subject to the risks that arise from adverse changes in domestic and global economic conditions, as well as fluctuations in consumer confidence and spending, which may decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. The terrorist attacks on September 11, 2001 depressed economic activity in the U.S. and globally, including the Mexican economy. Since those attacks, there have been terrorist attacks abroad and ongoing threats of future terrorist attacks in the United States and abroad. In response to these terrorist attacks and threats, the United States has instituted several anti-terrorism measures, most notably, the formation of the Office of Homeland Security, a declaration of war against terrorism and the invasion of Iraq. Although it is not possible at this time to determine the long-term effect of these terrorist threats and attacks and the consequent response by the United States, there can be no assurance that there will not be other attacks or threats in the United States or abroad that will lead to a further economic contraction in the United States or any other major markets. In the short term, however, terrorist activity against the United States and the consequent response by the United States has contributed to the uncertainty of the stability of the United States economy as well as global capital markets. It is not certain how long these economic conditions will continue. If terrorist attacks continue or worsen, if the weak economic conditions in the U.S. continue or worsen, or if a global recession materializes, our business, financial condition and results of operations may be materially and adversely affected.

DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP MAY HAVE AN IMPACT ON THE PRESENTATION OF OUR FINANCIAL INFORMATION

     Our annual audited consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. We are required, however, to file an annual report on Form 20-F containing financial statements reconciled to U.S. GAAP, although this filing only contains year-end financial statements reconciled to U.S. GAAP for certain fiscal years. See Note 21 to our consolidated financial statements.

                      RISK FACTORS RELATED TO OUR BUSINESS

WE MAY NEVER GENERATE REVENUE SUFFICIENT TO COVER OUR COSTS AND SERVICE OUR DEBT

     We have experienced substantial net losses and substantial negative cash flow from operations and we expect to continue to experience substantial net losses and substantial negative cash flow for at least the next several years while we develop and expand our DTH service and increase our subscriber base. We may encounter difficulties breaking even, particularly in light of the intense competition we face in the pay television industry in Mexico and our substantial level of debt. We cannot assure you that increases in our subscriber base will result in profitability or positive cash flow in future years.

OUR SIGNIFICANT DEBT LEVELS LIMIT OUR ABILITY TO FUND OUR OPERATIONS, AFFECT OUR PROFITABILITY AND COULD LEAD TO DIFFICULTIES IN OBTAINING NEW SOURCES OF FINANCING REQUIRED TO CONTINUE OPERATIONS

     As of December 31, 2002, we had indebtedness of approximately US$750.1 million (not including normal operational liabilities), consisting of the US$375 million represented by our senior notes, long-term loans of US$309.9 million provided by Innova's owners and the interest on these loans in the amount of US$65.2 million. We anticipate incurring substantial net losses and substantial negative cash flow for at least the next several years as we service our indebtedness and fund continuing operations, including the monthly US$1.7 million we must pay to PanAmSat Corporation, or PanAmSat, for satellite signal reception and retransmission services. We therefore may require additional financing in the future and cannot assure you that any such financing will be available at all or on terms acceptable to us. For much of the past four years, we have depended on financing from our owners, and they are not obligated to continue lending to us. In addition, the indenture governing our senior notes restricts our ability to incur additional indebtedness for borrowed money, thus making us more vulnerable in the event of a substantial downturn in general economic conditions in Mexico. Moreover, our ability to satisfy our obligations depends upon our future performance, which is subject to economic conditions in Mexico and to financial, business and other factors, including factors beyond our control, such as the willingness of our owners to contribute or support any additional capital to finance cash flow deficiencies. For a discussion of the amounts invested and loaned by our owners, see "Item 5: Operating and Financial Review and Prospects--Liquidity and Capital Resources."

THE IMPOSITION OF A 10% EXCISE TAX ON REVENUES FROM PAY TELEVISION SERVICES HAS ADVERSELY AFFECTED AND COULD CONTINUE TO ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     At the end of December 2001, the Mexican Congress passed a series of tax reforms. As a result of these tax reforms, subject to certain exceptions, revenues from our pay television services are now subject to a 10% excise tax. In February 2002, Cablevision, Innova, Skytel and a number of other companies in the telecommunications and pay television industries filed amparo injunctive proceedings challenging the constitutionality of this excise tax. Nonetheless, we implemented rate increases on January 1, 2002 and took other actions including lay-offs and reduction of capital expenditures and expenses in an effort to mitigate, in part, the impact of this tax on our results of operations and financial condition. We obtained a favorable ruling in this proceeding regarding our 2002 liability for this tax, but this ruling does not entitle us to recover any amounts paid for this tax in 2002, and we cannot assure you that we will be able to recover any portion of the approximately US$18 million paid for this excise tax during 2002.

     In December 2002 the Congress again acted to make this special tax effective during fiscal year 2003, by adding or modifying some provisions included in the original text of the law. The Congress does not need to ratify this special tax every year, but modifications to the law could be made. In response, we have filed a new amparo proceeding challenging the constitutionality of the tax. We cannot assure you that we will obtain a favorable resolution in these proceedings or that we will be able to recover the amounts that have been or will be paid for this tax. See "Item 4: Information on the Company -- Business Overview --Mexican Regulation of DTH Services--Telecommunications Tax."

     We believe that the imposition of this tax and the resultant rate increases could negatively affected our results of operations and financial condition as well as our ability to attract and retain subscribers in 2002. So far this year, we have not increased prices in response to the tax, but we will continue to evaluate the impact of this tax on our results of operations and financial condition and we will consider measures, including rate increases to mitigate the impact of this tax. If, as a result of the imposition of the tax, we further increase the rates we charge our customers, such rate increases could adversely affect consumer demand for our services, which could result in loss of subscribers and a decrease in revenues, and could adversely impact our ability to attract new subscribers.

WE MAY NOT BE SUCCESSFUL IN EXPANDING OR MAINTAINING OUR SUBSCRIBER BASE WHICH WE MUST DO TO SERVICE OUR DEBT AND ACHIEVE PROFITABILITY

     Our ability to generate subscription revenue depends in particular, upon subscribers' acceptance of our programming and consumer confidence and purchasing power. Acceptance of our programming will, in turn, depend on the availability of programming at a competitive cost, the popularity of such programming, and our ability to reach our targeted market through successful advertising campaigns.

     We lost broadcast rights to the World Cup soccer games in 2002 to DIRECTV Latin America, a shareholder of our DTH competitor, and we believe this negatively affected our ability to attract and retain subscribers. On March 18, 2003, DIRECTV filed a voluntary petition for reorganization under Chapter 11 and subsequently rejected its contract for the pay-TV exclusive rights to broadcast for the 2006 FIFA World Cup soccer tournament to certain Latin American countries. We cannot predict what effect this will have on our ability to attract new subscribers or retain existing subscribers.

     Other factors beyond our control will affect the success of this operating strategy and are impossible for us to predict due, in part, to the limited history of DTH services in Mexico. The market for DTH services will continue to be affected by the recession and comparatively weak recovery and by general economic conditions in Mexico, as well as competition, new technology and government taxation and regulation. Consequently, we believe there is a significant degree of uncertainty about the DTH business in Mexico including the size of the Mexican market for DTH television services, the sensitivity of potential subscribers to changes in the price of installation and subscription fees, the evolution of the competitive environment and government regulation. For additional discussion of our competitive environment, see "--We face competition in the pay television market in Mexico that we expect will intensify" and "Item 4: Information on the Company--Business Overview--Competition."

     We cannot assure you that we will successfully expand or maintain our subscriber base or that it will generate sufficient revenues, when taken together with other sources of financing, to service our indebtedness, including our senior notes, and to fund our operations and achieve profitability.

WE MAY NOT SUCCESSFULLY MANAGE THE GROWTH OF OUR BUSINESS

     As our business continues to develop and expand, we will need to further enhance operational and financial systems, and will likely require additional employees and management, operational, financial and other resources. Though we believe we have operated appropriately for over six years, we cannot assure you that we will successfully enhance and maintain such operational and financial systems or successfully obtain, integrate and utilize the required employees and management, operational and financial resources to manage a developing and expanding business in our dynamic and challenging industry. If we fail to implement such systems successfully and use our resources effectively our results of operations and financial condition could be adversely affected.

OUR ABILITY TO PROVIDE BILLING AND ORDER MANAGEMENT TO OUR SUBSCRIBERS DEPENDS ON THE FUNCTIONALITY AND FLEXIBILITY OF OUR SUBSCRIBER MANAGEMENT SYSTEM, WHICH IS CURRENTLY BEING REPLACED WITH A NEW SYSTEM FROM A NEW SUPPLIER

We are currently implementing a new Subscriber Management System, or SMS, to support the growth of our subscriber base. We believe that the subscriber management system is an essential tool for providing pay television services because it provides us with marketing, customer service and administrative operations support. We expect the new SMS will be placed in service and become operational in late August 2003. If we fail to implement and utilize the new SMS successfully, our results of operations and financial condition could be adversely affected. See "Item 4. Information on the Company--History and Development of the Company--Capital Expenditures;" "--Subscriber Management System;" and "Item 10: Additional Information--Material Contracts--New Subscriber Management System Contract."

WE FACE INTENSE COMPETITION IN THE PAY TELEVISION MARKET IN MEXICO

     The pay television industry in Mexico has been, and we expect it to remain, highly competitive. We believe competition in the pay television business is primarily based upon the quality of programming, customer service, enhanced TV features, value-added services, distribution networks, advertising and promotion, and price. We presently compete with, or expect to compete with, among others:

         -    DIRECTV Mexico, another DTH service in Mexico;

         - more than 400 cable systems, including Cablevision, the largest cable system in Mexico (which is majority owned and controlled by Grupo Televisa S.A., or Televisa an indirect majority owner of Innova);

         -    multi-channel, multi-point distribution systems, known as MMDS;

         - national broadcast networks, including the four networks owned and operated by Televisa, and regional and local broadcast stations;

         - unauthorized and pirated C-band and Ku-band television signals obtained by Mexican viewers on the gray market;

         -    unauthorized and pirated cable television signals; and

         - radio, movie theaters, video rental stores, internet and other entertainment and leisure activities generally.

     Consolidation in the pay television industry, and the possible merger of Mexico's second and third largest cable operators could further intensify competitive pressures. Some of our competitors are, and entities resulting from any mergers may be, better capitalized than we are or have greater operational resources than we do. See "Item 4: Information on the Company--Business Overview--Competition." As the pay television market in Mexico develops, we expect to face competition from an increasing number of sources, including emerging technologies that provide new services to pay television customers and require us to make significant capital expenditures in new technologies.

     While we believe our programming package is competitive overall, our subscribers must make an up-front investment to initiate our service and obtain, install and activate the necessary equipment, and this up-front investment is not required in all of our competitors' systems. While we believe our current prices combined with the quality of our service, are attractive to subscribers, we cannot assure you that we will continue to attract and maintain a substantial number of subscribers. Intense competition and general economic factors have driven us to lower our subscription fee several times and to offer special promotions on several occasions.

ONE OF OUR OWNERS, NEWS CORPORATION, MAY ACQUIRE SIGNIFICANT INTERESTS IN DIRECTV, OUR DTH COMPETITOR IN MEXICO, AND PANAMSAT, OUR SOLE SATELLITE PROVIDER, AND WE CANNOT PREDICT WHAT EFFECT THIS WILL HAVE ON US

     On March 18, 2003, DIRECTV Latin America, LLC, or DLA, announced that it had filed a voluntary petition for bankruptcy protection, under chapter 11 of the U.S. Bankruptcy Code, in the U.S. Bankruptcy Court in Wilmington, Delaware. DLA cited its debt burden and high fixed costs and listed liabilities of US$1.6 billion as of the end of 2002. DLA also reported a loss of 54,000 net subscribers in the first quarter of 2003 or 7% of its subscriber base. DLA is a competitor of ours which provides DTH programming and services in Mexico through an affiliated Mexican operating company, DIRECTV Mexico. According to its 2002 annual report, Hughes Electronics Corporation, or Hughes, owns approximately 75% of DLA and holds an indirect interest in DIRECTV Mexico. On April 9, 2003, News Corporation announced that it reached a definitive agreement with General Motors Corporation and Hughes in which News Corporation would acquire General Motors' 19.9% stake in Hughes and a further 14.1% of Hughes from public shareholders and General Motors' pension and other benefit plans, for a total of 34% of Hughes. If the agreement is consummated, a subsidiary of News Corporation will transfer its ownership interest in

Hughes' common stock to Fox Entertainment Group, Inc., an 80.6% owned News Corporation subsidiary. The businesses contained in Hughes include a leading U.S. satellite broadcaster DIRECTV, which has more than 11 million subscribers; an 81% equity holding in satellite operator PanAmSat; and Hughes Network Systems, a provider of broadband satellite network solutions.

     This agreement is subject to a number of conditions including the receipt of required regulatory approvals in the United States and elsewhere, and no assurance can be given that this acquisition will be consummated, or, if consummated, that it will occur on the terms announced on April 9, 2003. Additionally, our Social Part Holders Agreement provides that neither Televisa nor News Corporation may directly or indirectly operate or acquire an interest in any business that operates a DTH satellite system in Mexico (subject to certain limited exceptions). If News Corporation were to consummate the proposed acquisition of an interest in Hughes while Hughes continued to own an interest in DIRECTV, News Corporation would become an indirect owner of DIRECTV Mexico, our DTH competitor. Accordingly, under our Social Part Holders Agreement any such acquisition of an indirect interest in the Mexican operations of DLA would require the consent of us and Televisa.

     We cannot predict what impact either the DLA bankruptcy or, if consummated, News Corporation's acquisition of an interest in Hughes, will have on the competitive environment for DTH in Mexico or on our business, financial condition or results of operations. See "Item 4: Information on the Company -- Business Overview -- Competition."

     Increased competition could result in a loss of subscribers or pricing pressure, which may adversely affect our business, financial condition or results of operations.

OUR ABILITY TO ATTRACT SUBSCRIBERS DEPENDS ON THE AVAILABILITY OF DESIRABLE PROGRAMMING FROM THIRD PARTY PROGRAMMERS

     We compete in part on the quality of our programming. Our ability to attract and retain subscribers depends on our continued ability to obtain desirable programming, particularly Spanish-language programming from Televisa and others, soccer and special events, and to offer that programming to customers at competitive prices. We obtain, and anticipate that we will continue to obtain, significant programming on an exclusive DTH basis from Televisa and News Corporation, each an indirect owner of the Company. DIRECTV has petitioned the Mexican government to require Televisa to allow its programming material to be transmitted through DIRECTV's DTH service in Mexico. If the Mexican government requires Televisa to permit our DTH competitors to broadcast Televisa's programming, over which we currently have exclusive DTH rights, we may lose customers.

     We also depend on agreements with third parties to provide us with other high quality programming for mass audiences. We directly negotiate with programming providers including with our owners and other affiliates. We have entered into definitive agreements with many programming providers, while other providers supply programming under letters of intent, invoices or other less formal arrangements. We have no reason to believe that any of our programming agreements will be canceled or will not be renewed upon expiration, however, if these arrangements are canceled or not renewed, we would have to seek programming material from other sources. In early 2002 Television Azteca, S.A. de C.V., or TV Azteca, demanded that we (and other pay television service providers) pay a fee to carry its over-the-air channels. In June 2002, we reached an agreement with TV Azteca to carry channels 7 and 13 for a period of three years for a fee. Obtaining over-the-air programming from third party providers could increase our costs. We cannot assure you that third-party program services that appeal to our subscribers will be available to us on acceptable terms, or, if available, that such program services will be acceptable to our subscribers. See "Item 4: Information on the Company--Business Overview--Programming and Services."

WE DEPEND ON OUR PRINCIPAL SUPPLIERS FOR KEY EQUIPMENT

     Expansion of our Ku-band DTH service depends, in part, on our obtaining adequate supplies of components, tailored for Ku-band transmissions from a limited number of third parties. If our principal suppliers fail to provide needed components on a timely basis, we may not be able to replace those suppliers without delay or additional expense which we cannot assure you we will be able to do. See "Item 4: Information on the Company--Business Overview --Operations--Integrated Receiver/Decoder System."

WE DEPEND ON THE AVAILABILITY OF SATELLITE TRANSPONDER SERVICES FROM PANAMSAT

     We currently receive DTH signal reception and retransmission services solely from PanAmSat's PAS-9 satellite. We no longer use Satelites Mexicanos, S.A. de C.V.'s, or SatMex's, Solidaridad 2 satellite for any retransmission of our services. Our agreement with PanAmSat allows us to use the PAS-9 satellite's services for the next 12 years or the date PAS-9 is taken out of service, whichever happens first. The estimated remaining useful life of the PAS-9 satellite is projected to be approximately 14 to 16 years but PAS-9 could fail before then. Further updates to the lifetime estimate may become available when additional data is collected to characterize the satellite's actual on-orbit performance.

     Given the orbital location and footprint of the PAS-9 satellite, however, it is possible that some of our current and potential subscribers located in parts of Mexico might not receive a high quality signal. Following the termination of broadcasts from Solidaridad 2, we lost the ability to send signals to approximately 13,000 subscribers despite efforts to re-orient all subscribers' antennas to PAS-9 prior to the shutdown. See "Item 4: Information on the Company--Business Overview--Operations--Satellites."

     Communications satellites such as PAS-9 use highly complex technology and operate in the harsh environment of space. In general, these satellites are subject to significant operational risks that may prevent or impair proper commercial operations, including satellite manufacturing defects, power and electrical failures, computer and controls failures, incorrect orbital placement, and destruction and damage from collisions with orbital debris and objects, interstellar radiation and other causes. Historically, approximately 15% of all commercial geosynchronous satellite launches have resulted in a total or constructive total loss due to launch failure, failure to achieve proper orbit or failure to operate upon reaching orbit. Future disruption of PAS-9 or the transmissions from PAS-9 would prevent us from being able to operate our business and would have a material adverse effect on our operations. We do not carry insurance that would specifically cover any of our losses due to an interruption in service from PAS-9, nor are we aware of any insurance that PanAmSat carries on PAS-9 that would cover us for such loss. We do not currently have any arrangement for alternate service from other satellites should we experience an interruption of service on PAS-9, nor do we have plans to re-orient our subscribers' antennas to alternate satellites in the event of an interruption of service from PAS-9.

     We cannot assure you that we would be able to obtain transponder services from an alternate satellite or provider at a commercially viable cost, if we lose the ability to receive signals from PAS-9. Furthermore, our ability to transmit programming after the PAS-9 satellite is no longer available and to broadcast additional channels depends on our ability to obtain rights to utilize transponders on other newer satellites.

SERVICE INTERRUPTIONS ARISING FROM NATURAL DISASTERS, TECHNICAL PROBLEMS, TERRORIST ACTIVITIES OR WAR, MAY CAUSE CUSTOMER CANCELLATIONS OR OTHERWISE HARM OUR BUSINESS

     Currently, most of our business and technical operations are centrally located or concentrated in a few geographical areas. The occurrence of natural disasters, technical problems, terrorist activities or war could result in the loss of customers which would adversely affect our business, revenue and results of operations. We do not currently have a disaster recovery plan to mitigate the effects of such an occurrence on our business. We continue to review and evaluate the steps we might take, including creating a disaster recovery plan to prepare to respond to natural disasters, technical emergencies, terrorist attacks and war.

THE OPERATION OF OUR BUSINESS MAY BE TERMINATED OR INTERRUPTED IF THE MEXICAN GOVERNMENT DOES NOT RENEW OR REVOKES OUR CONCESSIONS

     The operation of satellite broadcasting systems is subject to substantial regulation by the Secretaria de Comunicaciones y Transportes, or SCT. The SCT has granted us two concessions to operate satellite broadcasting systems using Mexican satellite until 2026 and a concession to broadcast using services from PAS-9 until 2020. Currently, we only depend on the latter. The concessions can be renewed with the SCT's approval and can be revoked prior to the end of their terms if we do not comply with their terms and conditions. In addition, the Mexican government has the right to expropriate the concessions for reasons of public need or interest. We cannot assure you that the SCT will renew the concessions on expiration or not expropriate or revoke them prior to expiration. The SCT's rules may change in response to industry developments, new technology and political considerations. Without our concessions, we would not be able to deliver our services or operate our business. See

"Item 4: Information on the Company--Business Overview --Mexican Regulation of DTH Services-Our Concessions."

WE COULD LOSE SUBSCRIBERS AND REVENUE IF OTHERS ARE ABLE TO STEAL OUR SIGNALS

     We use encryption technology to prevent signal theft or `piracy.' Piracy in the C-band DTH, cable television and Latin American and European DTH industries has been widely reported. We are aware of reports of signal theft in Mexico although we cannot accurately measure the amount of the theft. We use Smart Card technology in our Ku-band receivers so we can change the conditional access system in the event of a security breach. During 2001, we exchanged our subscribers' Smart Cards as a routine security measure to reduce the risk of piracy. We expect to continue to exchange subscribers' Smart Cards every three to four years or when we have strong evidence of signal theft. We expect the protections in our conditional access system, subscriber management system, and the Smart Card technology to adequately prevent unauthorized access to programming. In late 2002 we initiated several actions against piracy of our signals in Mexico, with the support of Mexican government agencies. We cannot assure you that the encryption technology we use will effectively prevent security breaches and signal piracy, or that our efforts against pirates will be successful. If our encryption technology is materially compromised in a manner that we fail to correct promptly, our revenues could decrease and our ability to contract for programming could be adversely affected.

     In addition, we believe that the pirating of cable television signals in several cities and small towns across Mexico presents a major challenge to the pay-TV market in Mexico. Although we cannot estimate the number of households that receive cable television via pirated signals in Mexico, we believe the number is significant. The pirating of pay-TV signals of all types reduces the number of potential subscribers available to us and, if unchecked, could affect our ability to attract and retain subscribers.

CHANGES IN TECHNOLOGY COULD RENDER OUR SERVICE OBSOLETE OR INCREASE OUR COSTS

     Historically, pay television services industry as a whole has been, and will likely continue to be, subject to rapid and significant changes in technology such as digital compression technology or high definition video.

     Digital compression technology allows transmission of multiple channels on the same frequency, and could allow the industry to field lower cost delivery systems. We use digital compression technology in our Ku-band DTH business. Other transmission media, including cable and MMDS, are also developing this technology. If our competitors deploy lower cost, digitally-compressed systems, we may not be able to provide the same volume of programming at a competitive price and could lose subscriber revenue. New asynchronous digital subscriber line, or ADSL, technology is being used to provide high-speed internet access and could be used in the future for broadband transmissions.

     These and other technological changes could impact us and we may need to expend substantial financial resources to develop and implement new competitive technologies. In addition, we may, from time to time, explore alternative technologies to deliver our programming and alternative methods to allow our subscribers to receive signals from multiple satellites.

WE HAVE SIGNIFICANT TRANSACTIONS WITH OUR OWNERS WHO ARE INVOLVED IN RELATED BUSINESSES WHICH CREATES THE POTENTIAL FOR CONFLICTS OF INTEREST

     Innova currently engages in, and expects from time to time to engage in, transactions with Televisa, News Corporation, Liberty Media International Inc., or Liberty Media (each an indirect owner of Innova), and their subsidiaries and other affiliates. These transactions present potential conflicts of interest.
Currently:

         - We obtain significant programming content from our owners and their programming affiliates. Televisa and News Corporation offer us all of their existing program services (i.e., channels) and must offer us their future program services pursuant to our Social Part Holders Agreement. We have the exclusive DTH broadcast rights to Televisa and News Corporation's programming channels in Mexico, subject to certain, preexisting, third party agreements. Televisa, News Corporation and their programming affiliates, however, provide and will continue to provide programming to other, non-DTH pay television businesses, such as cable and MMDS operators, which compete with us.

         - We obtain our conditional access and subscriber management systems and most components of our broadcast system from NDS Group plc, a British public company and News Corporation subsidiary.

         - We obtain play-out and uplink functions and related services from DTH TechCo Partners, or DTH TechCo., a joint venture in which each of Televisa, News Corporation and Globo Comunicacoes e Participacoes Ltda., or Globopar, indirectly holds a 30% interest and Liberty Media indirectly holds a 10% interest. In addition, we obtain from Televisa similar services relating to locally-sourced programming.

     The programming and systems we obtain from affiliates are critical to our business. If some or all of our contracts with these parties were terminated, we cannot assure you that we could obtain comparable programming and services from unaffiliated third parties on similar terms. Disputes concerning these contracts could have a material adverse effect on our business.

     We currently receive satellite transmission and distribution services exclusively from 12 Ku-band transponders on the PAS-9 satellite owned and operated by PanAmSat, which is 81% owned by Hughes. If News Corporation acquires 34% of Hughes, then News Corporation would indirectly own a significant interest in PanAmSat, our sole satellite services provider.

     In addition, as described above, we expect to continue to enter into many transactions with our affiliates, which may create the potential for conflicts of interest. We have not established specific procedures applicable to transactions with affiliates to guard against conflicts of interest.

IF OUR AFFILIATE DTH TECHCO IS UNABLE TO OBTAIN FUNDING, IT MAY NOT BE ABLE TO PROVIDE A NECESSARY SERVICE FOR OUR OPERATIONS, WHICH COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     We depend on DTH TechCo for uplink, downlink and related services relating to all of our programming other than local programming, as to which uplink and downlink services are provided by Televisa. DTH TechCo also provides these services to Sky Multi-Country Partners, or MCOP (a U.S. partnership in which Televisa, News Corporation and Globopar each indirectly holds a 30% interest, while Liberty Media indirectly holds a 10% interest), and Sky Brasil Servicos Ltda., or Sky Brasil (a DTH service owned indirectly by Globopar, News Corporation and Liberty Media). DTH TechCo depends on payments from us, MCOP and Sky Brasil to fund its operations. In October 2002, Globopar announced that it would reevaluate its capital structure due to significant devaluation of the Real, deteriorating economic conditions in Brazil and significant reduction in credit available to Brazilian companies. Globopar and certain of its subsidiaries are rescheduling their financial debt obligations and currently reviewing their business plans together with holders of Globopar's bank debt and bonds. As a result of Globopar's financial condition, since September 2002, Globopar has ceased providing financial support to DTH TechCo and MCOP, and MCOP, in turn, has ceased making payments to DTH TechCo, which payments, we believe, previously accounted for over 50% of DTH TechCo's revenue. As a result, Televisa, News Corporation and Liberty Media have begun funding DTH TechCo's operating cash shortfall through loans and we understand that they currently intend to continue doing so. However, our owners are not obligated to provide funding to DTH TechCo and we cannot assure you that continued funding will be available. If (i) Globopar fails to make its contributions to DTH TechCo and MCOP, (ii) MCOP fails to make required payments to DTH TechCo or (iii) Sky Brasil fails to continue making its required payments to DTH TechCo, and if DTH TechCo's owners fail to make up the shortfall, then DTH TechCo would be unable to provide services to us. We have not currently identified possible replacement services providers and, if DTH TechCo were unable to provide services to us, we would be unable to provide a substantial portion of our programming services to our customers, which would materially and adversely affect our business.

OUR EQUITY HOLDERS HAVE, OR MAY ACQUIRE, INTERESTS IN BUSINESSES WHICH COMPETE WITH US FOR CUSTOMERS AND BUSINESS OPPORTUNITIES

     Televisa, indirectly, owns approximately 60% of Innova's total voting power, subject to certain provisions of our bylaws and the Social Part Holders Agreement. For more information on these provisions, see "Item 7: Major Shareholders and Related Party Transactions--Major Shareholders."

     Televisa has agreed not to engage in the DTH business in Mexico except through Innova. However, Televisa competes with Innova for customers in the Mexican pay television market since it controls and owns a majority interest in Cablevision, the operator of Mexico's largest cable television system. See "Item 4: Information on the Company--Business Overview--Competition--Cable Television and MMDS." Innova intends to compete in all markets it serves regardless of whether Televisa, or an entity in which Televisa has an interest, competes in those markets. However, Cablevision could attract potential or existing subscribers from us given its significantly greater capital and operational resources and familiarity with our business strategy and customer information as a result of Televisa's majority interest. Televisa could also commit greater resources to Cablevision or its other subsidiaries and affiliates than to Innova, giving those competitors a financial advantage.

     News Corporation, through its subsidiaries, indirectly holds approximately 30% of Innova's total voting power, subject to certain provisions of our bylaws and the Social Part Holders Agreement. News Corporation has also agreed not to engage in the DTH business in Mexico except through Innova. On April 9, 2003, News Corporation announced that it reached a definitive agreement with General Motors Corporation and Hughes in which News Corporation would acquire General Motors' 19.9% stake in Hughes and a further 14.1% of Hughes from public shareholders and General Motors' pension and other benefit plans, for a total of 34% of Hughes. For a description of this proposed transaction and some possible implications of the transaction, if it is consummated, see "--We Face Intense Competition in the Pay Television Market in Mexico;" "--One of Our Owners, News Corporation, May Acquire Significant Interests in DIRECTV, Our DTH Competitor in Mexico, and PanAmSat, Our Sole Satellite Provider, and We Cannot Predict What Effect This Will Have On Us" and "Item 4: Information on the Company -- Business Overview -- Competition."

     We cannot predict what impact either the DLA bankruptcy or, if consummated, News Corporation's acquisition of an interest in Hughes, will have on the pay television market in Mexico.

CERTAIN PARTIES COULD FORCE US TO DISSOLVE THE BUSINESS

     According to our bylaws, we must be dissolved and placed in liquidation if a person deemed an "interested party" so requests upon the occurrence of any of the following events:

         -    if all but one of our members withdraws;

         -    if our term of corporate existence expires and it is not extended;

         -    if we cannot continue to fulfill our corporate purpose;

         -    by resolution taken at a members' meeting; or

         - the loss of two-thirds of our capital, unless the capital is increased by the required amount.

     Our Mexican legal counsel, Mijares, Angoitia, Cortes y Fuentes, S.C., has advised us that, although there is no court precedent, it believes that Mexican courts would restrict the recognition of "interested parties" to: (a) the members of Innova, some of whom currently compete with us or may compete with us in the future, and (b) our creditors that provide evidence of their interest in dissolving Innova and liquidating our assets. We cannot assure you that a court would permit dissolution only upon request from the parties mentioned above or that upon occurrence of the events described above another party would not seek to dissolve us.

U.S. INVESTORS MAY RECEIVE LESS CORPORATE AND FINANCIAL DISCLOSURE FROM US THAN U.S. PUBLIC COMPANIES

     A principal objective of the securities laws of the United States, Mexico and other countries is to promote full and fair disclosure of all material corporate information. As a foreign private issuer, we are generally not required to provide as much publicly available information as is regularly published by or about U.S. companies that have securities listed in the United States.

IT MAY BE DIFFICULT TO ENFORCE CIVIL LIABILITIES AGAINST US OR OUR DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS

     We are organized under the laws of Mexico. Most of our directors, executive officers and controlling persons reside outside of the United States, all or a significant portion of the assets of our directors, executive officers and controlling persons, and substantially all of our assets, are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortes y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

                           FORWARD-LOOKING STATEMENTS

     This annual report and the documents incorporated by reference into this annual report contain forward-looking statements. These forward-looking statements reflect our views with respect to future events and financial performance. We may from time to time make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, or SEC, on Form 6-K, in our future annual reports to members or shareholders, in our offering circulars and prospectuses, in our press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of these forward-looking statements include:

         - statements concerning our ability to increase subscribers, our cash requirements, financing sources, cost-containment efforts, advertising rates and revenues, DTH satellite and capital expenditures, potential audience size;

         - statements concerning the construction, launch, performance and operation of broadcast satellites, renewal of concessions upon their expiration and other regulatory approvals;

         - projections of operating revenues, net income (loss), dividends, capital structure or other financial items relating to us, our owners, or our competitors;

         - the impact that recently issued U.S. GAAP and Mexican GAAP pronouncements will have on our operating revenues, net income
              (loss), dividends, capital structure or other financial items;

         -    statements of our plans to develop customer interactive systems;

         - statements about our new subscriber management system, including our expectation of its operational date;

         - statements of our or our owners' plans, objectives or goals, including those relating to anticipated trends, competition, regulation and rates;

         - statements about our future economic performance or that of Mexico or other countries that affect the Mexican economy and consumer purchasing power in Mexico; and

         -    statements of assumptions underlying these statements.

     Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

     Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "--Risk Factors", include economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

     Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

ITEM 4. INFORMATION ON THE COMPANY

                     HISTORY AND DEVELOPMENT OF THE COMPANY

     Innova, S. de R.L. de C.V. is a Mexican limited liability company with variable capital or sociedad de responsabilidad limitada de capital variable Innova was formed on July 25, 1996 as a Mexican limited liability company or sociedad de responsabilidad limitada and converted to a limited liability company with variable capital on July 2, 1998 under Mexico's Ley General de Sociedades Mercantiles (General Law of Mercantile Organizations). The company was registered with the Public Registry of Commerce in Mexico City under the commercial File (folio mercantile) No. 213223. Under the terms of our estatutos sociales, or bylaws, our corporate existence continues for 99 years through 2095 unless terminated earlier. Our principal address is Insurgentes Sur 694, Piso 8, Colonia del Valle, 03100 Mexico D.F. in the United Mexican States. Our telephone number at that address is (52-55)-5448-4000. The trustee for our senior notes is The Bank of New York, 101 Barclay Street, New York, NY 10286, and can be contacted by requesting the Corporate Trust Department at (212) 815-3290.

     We provide digital Ku-band direct-to-home or DTH broadcast satellite pay television services in Mexico under the name "Sky." DTH satellite systems use medium or high-powered satellites to deliver signals to satellite antennas installed at homes, hotels and apartment buildings. In contrast to the locally-transmitted signals of multi-channel, multi-point distribution systems, known as MMDS, a DTH satellite footprint can cover large land areas. DTH satellite transmission can also reach land areas with either weak cable infrastructure or no cable television access, such as the mountainous, rural areas of Mexico. We believe that DTH satellite service is one of the most cost-effective ways to distribute programming. We launched our DTH service on December 15, 1996 and as of March 31, 2003 we were broadcasting up to 168 digital channels (107 video, 29 pay per view and 32 audio) to approximately 779,700 subscribers, including approximately 41,400 non-residential subscribers. See "Item 5: Operating and Financial Review and Prospects -- Operating Results -- Overview;" and "--Trend Information."

     Innova was formed as a result of strategic alliances between four entities:
Televisa, News Corporation, Liberty Media and Globopar, the largest television broadcaster and media group in Brazil. Innova is one of several Sky DTH platforms created by the partners and is a joint venture indirectly owned by Televisa, News Corporation and Liberty Media. The other Sky DTH platforms provide service to Brazil and other regions in Latin America while additional joint ventures provide specific support services to the Sky DTH platforms. Sky Brasil Servicos Ltda., or Sky Brasil, a DTH service owned indirectly by Globopar, News Corporation and Liberty Media, launched its digital Ku-band DTH service in Brazil in November 1996. Prior to 2003, it was known as Net Sat Servicos Ltda. In October 1997, the four partners formed Sky Multi-Country Partners, or MCOP, a U.S. partnership in which Televisa, News Corporation and Globopar each indirectly holds a 30% interest while Liberty Media indirectly holds a 10% interest. MCOP invests in, and supplies programming and other services to the Sky DTH platforms in Latin America outside of Mexico and Brazil, including Sky Colombia and Sky Chile.

     Each of the four partners also holds indirect interests, individually, in the same proportion as their interests in MCOP, in two service entities: (i) Sky Latin America Partners, or ServiceCo, a U.S. partnership formed to provide certain business and management services; and (ii) DTH TechCo Partners, or TechCo, a U.S. partnership formed to provide certain technical services from a main uplink facility in Miami Lakes, Florida and a redundancy site in Port St. Lucie, Florida. See "Item 3: Key Information--Risk Factors--Risk Factors Related to Our Business--We Have Significant Transactions With Our Owners Who Are Involved in Related Businesses Which Creates the Potential for Conflicts of Interest" and "--If Our Affiliate DTH TechCo is Unable to Obtain Funding, It May Not Be Able to Provide a Necessary Service for our Operations, Which Could Adversely Affect Our Business, Financial Condition and Results of Operations."



     Between December 1998 and March 2003, Innova's three owners contributed US$49.0 million in equity and loaned a total of US$309.9 million to us and our subsidiary, Novavision, in proportion to their equity interests in Innova. Prior to these contributions and loans, Televisa and News Corporation contributed US$50 million in capital and debt forgiveness to us. In April 1998, we received an additional aggregate amount of US$50 million in equity from our sponsors. For a more detailed discussion of these transactions, see "Item 7: Major Shareholders and Related Party Transactions." We also completed an offering for US$375 million of our 12 7/8% senior notes, or senior notes, in exchange for our privately placed 12 7/8% senior notes both of which were issued in 1997. We used the net proceeds from the offering of our senior notes primarily to finance start-up operations. For a more detailed discussion of this transaction, see, "Item 5: Operating and Financial Review and Prospects--Liquidity and Capital Resources."

STRONG SPONSORSHIP

     Innova is owned indirectly by Televisa (60%), News Corporation (30%) and Liberty Media (10%). We believe that the experience, expertise and resources of our owners in the entertainment and media industries increases our access to programming, technology and distribution services and helps us compete in the Mexican Ku-band DTH satellite pay television market.

     Televisa is the largest television broadcaster in Mexico. We believe that Televisa produces and owns the largest library of Spanish-language television programming in the world. Televisa owns and operates four television networks in Mexico including Televisa's flagship Channel 2 network known as "The Channel of the Stars." Channel 2 is the leading television network in Mexico and the leading Spanish-language television network in the world in terms of the potential worldwide audience that can receive its signal. In addition to its Mexican television production and broadcasting activities, Televisa has interests in international television programming distribution, publishing, radio production and broadcasting, cable television, internet services, professional sports promotion, nationwide paging, feature film production and distribution, special events promotion and dubbing.

     News Corporation is a diversified international media and entertainment company which operates in a number of industry segments including filmed entertainment television cable network programming, magazines and inserts, newspaper and book publishing . The activities of News Corporation are conducted principally in the United States, the United Kingdom, Italy, Asia, Australia and the Pacific Basin.

     Liberty Media owns and operates broadband cable television and telephony distribution networks and provides diversified programming services in Europe, Latin America and Asia. Liberty Media is a wholly owned subsidiary of Liberty Media Corporation. Until August 10, 2001, Liberty Media Corporation was a wholly owned indirect subsidiary of AT&T Corporation. On August 10, 2001 AT&T Corporation spun-off Liberty Media Corporation, which is now an independent, publicly-traded company.

CAPITAL EXPENDITURES

     The table below sets forth our capital expenditures for the years ended December 31, 2000, 2001 and 2002 and for the five months ended May 31, 2003. See "Item 5: Operating and Financial Review and Prospects--Liquidity and Capital Resources."

                                    FOR THE YEAR ENDED DECEMBER 31              FOR THE FIVE
                                    ------------------------------              MONTHS ENDED
                                 2000          2001               2002          MAY 31, 2003
                                 ----          ----               ----          ------------
                                            (IN THOUSANDS OF U.S. DOLLARS)
SkyKits.....................   $ 55,210      $ 59,135           $37,803            $16,051

New Subscriber
  Management System.........          _             _           $ 7,078            $ 3,703

Transmission, Computer
  and Other Equipment.......    $ 7,308      $ 12,175           $ 4,850             $  945

     The principal items included under capital expenditures during 2000, 2001 and 2002 and capital expenditures through May 31, 2003 were Integrated Receiver/Decoder systems, or IRDs, transmission equipment, computers and software and, more recently, our new subscriber management system, or SMS. These capital expenditures are directly related to the growth of the DTH platform and an increasing number of subscribers.

     In 2000, 2001 and 2002, we relied on a combination of operating revenues and borrowings to fund our capital expenditures, acquisitions and investments. We expect to fund our capital expenditures for the rest of 2003 through a combination of cash from operations and, if needed, loans from our owners. The amount of such borrowings in 2003, if any, will depend upon the timing of revenues and expenditures. In that connection, our owners have informally committed to lend us up to an aggregate of US$25.0 million during 2003 in proportion to each partner's respective equity interests in Innova. See "Item 7: Major Shareholders and Related Party Transactions." We currently intend to finance any significant investments or acquisitions through a combination of available cash from operations and long-term debt from our owners.

     We are currently implementing a new Subscriber Management System, or SMS, to support the growth of our subscriber base. We believe this new SMS will allow us to provide more effective management and billing services to our subscribers. Among other things, we believe the new SMS will:

         - give us greater flexibility to control different variables that are part of our service than our current SMS,

         - improve our ability to respond to our subscribers' account management needs and aid them in reporting on their service,

         -    provide greater billing flexibility,

         -    improve overall system efficiency; and

         -    offer more options for marketing our services.

     This project includes the purchase of software, licenses, hardware, implementation and advisory services and related personnel costs. As an initial step, on June 12, 2002, we entered into two related agreements with CSG Software, Inc., or CSG, through our subsidiary, Novavision. Under these agreements CSG provides us: (a) a non-exclusive, perpetual license for the use of the software "Kenan" to provide billing and order management to licensed subscribers, (b) installation and implementation of the system within the framework of our business, (c) training and support services, and (d) consulting services. We are working with Siebel Systems, Inc. to develop and support certain software applications and advisory services and with NDS Group plc (a British public company and New Coporation subsidiary), or NDS, to complete the requirements of the new system.

     We are now using a subscriber management system called Provider II that we obtained from NDS. NDS will continue to support Provider II until we complete the switch-over to the new SMS. We expect the new SMS to be operational and placed in service in late August 2003. See "Item 3: Key Information--Risk Factors--Risk Factors Related to Our Business-- Our Ability to Provide Billing and Order Management to Our Subscribers Depends on the Functionality and Flexibility of Our Subscriber Management System, Which is Currently Being Replaced with a New System from a New Supplier;" "Item 4: Information on the Company--Business Overview--Capital Expenditures;" "--Subscriber Management System;" and "Item 10: Additional Information-Material Contracts-New Subscriber Management System Contract."

     We have made significant investments in hardware and software to manage growth of our DTH platform and to enhance customer service. These include our current and new subscriber management systems, a customer relations management system and an integrated voice response system. We believe that our principal capital investments will continue to be IRDs, antennas and LNBs, transmission equipment and the hardware and software required to manage the growth of our DTH platform.

     Antennas and low noise blocks, or LNBs were not part of capital expenditures before October 1, 2000 because prior to that date, our master wholesalers purchased that equipment to resell directly to subscribers. Because we now retain ownership of these assets, they are recorded in our property, plant and equipment and amortized over a period of three years. Prior to this change, we sold the LNBs, antennas and accessories to master wholesalers and included the costs of these items in cost of sales upon our sale of the equipment to our distributors. In general, we own IRDs and rent them to subscribers for a monthly IRD rental fee.

                               BUSINESS OVERVIEW

TELEVISION MARKET IN MEXICO

     We believe that Mexico is the second largest television market in Latin America after Brazil with approximately 19.6 million television households as of December 31, 2002. The television industry in Mexico has expanded from broadcast television to pay television, including cable, MMDS, and DTH satellite services. Watching television is a significant leisure activity in Mexico. The average television household in Mexico watches more than seven hours of television daily, according to figures from the IBOPE, the Instituto Brasilero de Opinion Publica y Estadistica.

     We estimate that, as of December 31, 2002, 3.6 million households in Mexico, excluding households receiving unauthorized Ku-band and C-band services, received pay television services. These households represented approximately 18.4% of the Mexican television market as of that date. In addition, we estimate that approximately 2.4 million of these 3.6 million households subscribe to cable television, while approximately 0.2 million households subscribe to MMDS, and approximately 1.0 million households subscribe to DTH. In the past we had estimated that there were some 1.0 million households that received C-band DTH satellite signals on the gray market, however we believe this number may be decreasing due to technological advances that make receiving and decoding unauthorized DTH signals more costly and difficult. Additional households receive unauthorized, gray market Ku-band DTH satellite signals from the United States, while still others receive pirated DTH signals from within Mexico. We believe that piracy of cable television signals, in cities and small towns across Mexico, presents a major challenge to the pay-TV market in Mexico. We cannot estimate the number of households that receive pirated cable television signals in Mexico, but we believe the number is significant.

     We believe that our potential subscriber base principally consists of households with an annual household income of at least Ps. 202,945 and commercial establishments such as hotels, restaurants and bars. We estimate that, as of December 31, 2002, Mexico had approximately 4.5 to 5.0 million households with annual income of at least Ps. 202,945, representing approximately 23% to 25.5% of the country's total television households. Of these households, we believe that 3.5 million to 4.0 million could receive DTH service.

BROADCAST TELEVISION INDUSTRY OVERVIEW

     The television industry in Mexico began in the early 1950s when the Mexican Government granted licenses for the operation of three television channels in Mexico City. The first three channels, Channels 2, 4 and 5, were all indirectly owned by Televisa. The Mexican Government has since granted licenses for six additional channels in Mexico City and numerous other licenses for channels elsewhere in Mexico. The metropolitan area of Mexico City has a population of approximately 23.0 million people, representing nearly 22% of Mexico's total population. As a result, the television stations broadcasting in Mexico City have historically dominated the industry and have acted as anchors for stations located outside of Mexico City by providing these stations with all or a portion of their programming.

     Currently, there are nine commercial television stations operating in Mexico City (besides channel 52 from MVS, the leading MMDS operator in Mexico, and private channels 28 and 34) and approximately 462 other television stations elsewhere in Mexico. Most stations outside Mexico City re-transmit programming originating on one of the Mexico City stations. Televisa owns and operates four television stations in Mexico City, Channels 2, 4, 5, and 9, which collectively are affiliated with 221 other repeater stations and 32 local stations outside of Mexico City. In addition, Televisa operates an English-language television station on the Mexico-California border. Televisa's channels are also carried on 87 "complementary" stations, which facilitate the transmission of signals throughout Televisa's concession areas. The Mexican Government currently operates two stations in Mexico City, Channel 11 (with 5 repeaters) and Channel 22, and repeater stations outside Mexico City. Television Azteca owns VHF Channels 7 and 13 in Mexico City, which are affiliated with 87 and 89 stations, respectively, outside of Mexico City. TV Azteca and Televisora del Valle de Mexico, or Televisora, which operates CNI Channel 40 are partners in an arrangement where, until recently, TV Azteca rendered promotion, broadcast and commercialization services for channel 40. Recently, however, due to several conflicts and litigation between TV Azteca and Televisora, CNI Channel 40 has been operating as an independent television station pending final resolution of the litigation. There are 19 independent stations outside of Mexico City, which are unaffiliated.

PAY TELEVISION INDUSTRY OVERVIEW

     CABLE TELEVISION

     Cable television offers multiple channels of entertainment, news and informational programming to subscribers who pay a monthly fee based upon the package of channels they receive. Cable subscribers in Mexico generally pay a monthly subscription fee equal to Ps. 245 for a basic package (calculated as a weighted average) and as much as Ps. 579 for premium and digital packages. These prices do not take into account promotions cable operators may offer from time to time. According to Mexico's cable television trade organization, Camara Nacional de la Industria de Television por Cable or CANITEC, there were approximately 414 cable networks operating in Mexico as of December 31, 2002. Under Mexican law, all licenses to provide cable television services in a specific service area are non-exclusive licenses.

     More than 53 groups operate cable systems in Mexico. Cablevision, Mexico's largest cable system operator, holds a franchise for Mexico City and the surrounding areas and had over 412,000 household subscribers as of December 31, 2002. Televisa owns 51% of Cablevision following an offering that took place in April 2002. Currently, Cablevision is the only major cable television operator that also offers high speed Internet access through cable modems in Mexico City. Cablevision is also the only provider of digital cable television services in Mexico. Cablevision offers basic and premium packages to its subscribers, as well as a news channels package and adult oriented channels that are available "a la carte."

     Megacable is the second largest cable operator in Mexico with approximately 317,000 subscribers as of December 31, 2002. It serves the Pacific coast, Jalisco, Puebla and the Veracruz area. It is followed by Grupo Cablemas with approximately 299,000 household subscribers as of December 31, 2002 located in several regions in the country, including Veracruz, the Yucatan, Campeche and Chiapas peninsular region, central Mexico, Tijuana, Mexicali, Chihuahua, Juarez, Baja California and other cities on the United States-Mexico border. Press reports indicated during 2002 that Grupo Cablemas and Megacable were negotiating a potential merger of the two groups, but these negotiations were suspended. However, if negotiations are revived and a merger is successfully completed and approved by regulatory authorities, the new group would become the largest cable operator in Mexico, as measured by the number of subscribers and geographic coverage. It could become our largest competitor and, as a result, we believe competition would intensify if the merged group invests significant capital to upgrade infrastructure and enhance programming content.

     We believe that rural areas provide a market for our DTH satellite services. Many rural areas of Mexico either have a weak cable infrastructure or cannot be accessed by cable television. The mountainous Mexican landscape impedes cable wiring of the country. Due to the competitive business environment, cable providers find the significant cost of upgrading existing or establishing new cable infrastructure to be economically infeasible in many cases.

     We estimate that the metropolitan Mexico City area alone contains approximately 25% of the households with television sets in the country. We estimate that approximately 9.0% of households with a television set in the metropolitan Mexico City area already receive cable television from Cablevision. While recent, comparable data for all of Mexico is not available, we believe that the percentage of homes that own television sets and receive cable service is generally higher in metropolitan Mexico City than in other areas of Mexico (excluding the U.S.-Mexican border). We have based our estimates on information obtained from the directory published by CANITEC.

     MMDS OR WIRELESS CABLE

     MMDS, commonly called wireless cable, uses a microwave transmission system, operating from a head-end, similar to the head-end of a cable system. The head-end receives programming, generally via a satellite antenna. Microwave transmitters then send this programming, via an antenna located on a tower or on top of a building, to a small, receiving antenna at a subscriber's premises. At the subscriber's location, microwave signals are converted to frequencies that pass through a conventional coaxial cable into a decoder located near a television. Sometimes signals are sent directly from the antenna converter to the television set. MMDS requires a clear line-of-sight because microwave signals will not pass through obstructions, unless mechanisms are used to retransmit signals around obstructions such as hills and tall buildings.

     MMDS offers cost advantages over traditional hard-wire cable technology because it does not require the construction and maintenance of a fiber or coaxial cable network. MMDS is being used in other emerging pay television markets where cable does not have a strong established position. Subscription services introduced MMDS technology in Mexico in 1989, initially targeting the largest urban areas of the country. Generally, MMDS subscribers receive, upon payment of an installation fee, an antenna and decoder and must thereafter pay a monthly programming fee for any programming package or "a la carte" channels they select. The principal advantage of MMDS systems is their accessibility in portions of metropolitan areas where cable for television services has not yet been installed. However, the frequency band allocated to MMDS transmission accommodates a maximum of approximately 32 analog television channels.

     We estimate that, of the approximately 19.6 million television households in Mexico as of December 31, 2002, less than 260,000 of them subscribed to MMDS. At least thirteen companies currently operate MMDS systems in Mexico. MVS Multivision, S.A. de C.V., or Multivision, is the leading MMDS operator in Mexico and provides MMDS services in the Mexico City area and 22 other cities across the country. MMDS systems do not rebroadcast the main over-the-air channels.

     DIRECT-TO-HOME OR DTH

     DTH systems use medium or high-power satellites to deliver signals to satellite antennas at homes, hotels, restaurants and apartment buildings and other locations. In contrast to MMDS signals, which are locally transmitted, a DTH satellite footprint can cover large land areas. DTH systems in Mexico have the following advantages:

         - the capital investment, although initially high for the satellite and uplink segment of a DTH system, is fixed and does not increase with the number of subscribers receiving satellite transmissions;

         - the licenses granted by the Mexican Government cover the entire country; and

         - the capital costs for the ground segment of a DTH system, the reception equipment, are directly related to, and limited by, the number of service subscribers.

     The disadvantages of DTH systems in Mexico as compared to other forms of television delivery presently include:

         - the limited ability to tailor programming packages to the interests of different geographic markets, such as providing local news;

         - the fact that signal reception is subject to line-of-sight requirements, though generally less stringent than those typical of MMDS systems;

         - intermittent interference from atmospheric conditions and terrestrially generated radio frequency noise; and

         - the possibility that the Mexican regulatory environment may change in an adverse manner in response to industry developments, new technology or political considerations.

     Gray Market C-Band and Ku-band DTH. The Mexican Government does not authorize services utilizing C-band DTH technology. However, we believe there were some 1.0 million households receiving C-band DTH signals on the gray market although this number may be decreasing due to technological advances that make it more difficult and costly to receive unauthorized DTH signals. We cannot estimate the number of channels that C-band DTH customers receive. Some households also receive unauthorized Ku-band DTH signals from the United States on the gray market, while still others receive pirated DTH signals from within Mexico. We cannot estimate the number of these households.

     Ku-Band DTH. Ku-band DTH satellite pay television services became available for the first time in Mexico in late 1996. The Ku-band DTH service's higher power allows subscribers to receive programming with low cost antennas as small as 60 centimeters to 1.2 meters in diameter. Our subscribers receive transmissions from the more powerful Ku-band PAS-9 which requires antennas no larger than 80-centimeters in diameter. This small antenna size compares favorably with the 1.8 to 5.0 meter antennas typically used for C-band reception. We believe that Ku-band DTH technology currently provides the most cost efficient, national, point-to-multi-point transmission of video, audio, and data services. Our Ku-band service uses digital compression technology that in comparison to analog technology provides increased channel capacity per transponder and improved audio and video quality. Our digital compression technology currently permits the broadcast of up to 10 to 12 video channels of programming per Ku-band transponder. Nine of our 12 transponders use this technology. We have invested in compression technology that allows us to increase the number of channels and services we offer without increasing satellite costs.

This compression technology allows us to increase our capacity to up to 15 to 18 video channels per transponder, but currently we only have this technology for three of our 12 transponders. Technological developments have also enabled us to start offering a variety of auxiliary services, including the "Sky Interactive" services introduced in late 2000.

PROGRAMMING AND SERVICES

     RATES AND FEES

     In general, we currently charge our residential subscribers:

         - a one-time fee for subscription, installation and activation equal to approximately Ps. 1,099 (discounted to Ps. 99 if the subscriber agrees to pay monthly programming fees via automatic charge to a credit card);

         - a monthly programming fee ranging from Ps. 174 to Ps. 611, depending on the programming package the subscriber chooses and whether the subscriber pays within 12 days of the billing date;

         - a monthly rental fee of Ps. 138 (Ps. 125 if the subscriber pays within 12 days of the billing date) for rental of the IRD, LNB, Smart Card, remote control and related components; and

         -    an annual membership fee of Ps. 268.

We also offer promotions intended to attract subscribers from other pay TV systems, for free subscription, installation or activation.

         These rates and fees do not generally apply to our non-residential, or commercial, subscribers, whose rate packages and arrangements are negotiated on a case-by-case basis. Our commercial subscribers consist primarily of hotels (where each room capable of receiving our service is counted as a separate subscriber), restaurants and bars. While we negotiate rates with our commercial subscribers on a case-by-case basis, these rates are substantially lower than our residential rates. As a result, our commercial subscribers have a substantially lower average revenue as compared to residential subscribers and we believe that the revenue we receive from commercial subscribers is immaterial to our results of operations.

     PROGRAMMING PACKAGES

     On October 14, 2002, we re-launched our programming packages by reducing the number of packages offered to five (from 14), simplifying choices to the subscriber. As part of this strategy, we distributed 20 channels that were previously available as "a la carte" channels among the five packages. We now offer only six adult-oriented channels on an "a la carte" basis. The descriptions of our rate packages set forth below do not apply to our commercial subscribers.

     As of May 31, 2003, we offered subscribers the choice of five programming packages: Sky Basic (60 video channels, 32 audio channels and 29 pay-per-view); Sky Fun (78 video channels, 32 audio channels and 29 pay-per-view); Sky Movie City (91 video channels, 32 audio channels and 29 pay-per-view); Sky HBO (similar to Sky Movie City but with different movie channels including a total of 91 video channels, 32 audio channels and 29 pay-per-view) and Sky Universe (107 video channels, 32 audio channels and 29 pay-per-view).

     The current prices for residential subscribers for our five programming packages are as follows:

                                         MONTHLY          PRICE WITH       NUMBER OF
                                       PROGRAMMING     PROMPT PAYMENT       VIDEO
PROGRAMMING PACKAGE                     PRICE(1)        DISCOUNT(2)      CHANNELS(3)
-------------------                     --------        -----------      -----------
Sky Basic...........................   Ps. 251.00         Ps. 174.00           60
Sky Fun.............................   Ps. 301.00         Ps. 264.00           78
Sky Movie City......................   Ps. 421.00         Ps. 374.00           91
Sky HBO.............................   Ps. 471.00         Ps. 424.00           91
Sky Universe........................   Ps. 611.00         Ps. 564.00          107

----------------------------
(1) Not including the monthly IRD rental fee described above, but including value-added tax and tax on telecommunication services.

(2) If payment is made within 12 days of the billing date a subscriber receives a discount on his or her monthly subscription. We instituted this policy in October 2000 after raising our monthly subscriptions by about 8%.

(3) Each package includes 32 audio channels

     From time to time, we offer special promotions targeted at particular local areas in response to local competitive conditions.

     PAY-PER-VIEW AND SPECIAL EVENTS

     We launched our pay-per-view services in 1997 and currently offer 29 pay-per-view channels. We devote 24 of these channels to family entertainment and movies and five channels to adult entertainment. We set aside five extra channels exclusively for special events, known as Sky Events, which include boxing matches, concerts, sports and movies. We provide some Sky Events at no additional cost while we sell others on a pay-per-view basis.

     SKY INTERACTIVE

     Sky Interactive allows subscribers to watch different content on the same channel and to select the content they prefer to display on the full screen. As part of our regular service we offer four channels with interactive features:
Interactive News, Interactive Financial News, Interactive Sports and Interactive Kids. Some events are broadcasted using these features to show camera angles for auto races, reality shows and certain soccer matches, as well as to watch instant replays of sporting events. We expect further technology will be developed and become available to allow us to offer customers the use of an HTML or Java browser to run certain applications to enhance the viewer's experience. We believe this technology may also enable us to offer more value-added services in the future, such as T-commerce (television-commerce), games and information services, including news.

     PROGRAMMING ACQUISITION

     We currently negotiate directly for programming with international suppliers from the United States, Europe and Latin America and have the option to negotiate through an affiliate that also services the other SKY platforms. We have entered into definitive agreements with many programming providers, while other providers supply programming under letters of intent, invoices or other less formal arrangements. Our suppliers include, but are not limited to: DMS Media Services LLC (which offers Warner, Sony, E! entertainment, A&E Mundo, the History Channel, AXN, Fox Kids, HBO and Cinemax), LAPTV (Movie City and Cinecanal), Turner Broadcasting System Latin America, Inc. (TNT, CNN and Cartoon Network), Discovery Networks, Fox Latin America Channels Inc. (National Geographic, Canal Fox, Fox Sports, Fox News and Speed), Pramer (Film & Arts, Gourmet, Private Gold, Private Blue, Magic Kids, Europa Europa and Cosmopolitan), MTV Networks (MTV and Nickelodeon), Claxon (Playboy, Locomotion, Fashion TV and Infinito) and Bloomberg LP. We regularly negotiate new agreements with our programming suppliers. We also have arrangements with the following studios to show films on an as needed basis: Dreamworks, Warner Bros. International, 20th Century Fox, Universal Studios International, Walt Disney

Pictures, MGM, Paramount Pictures, CPT Holdings Inc (Sony), PWI Films, Inc., Baywood Enterprises, Nuvision and Independent Studios.

     Televisa and News Corporation provide us with significant programming content, some of which we distribute on an exclusive DTH basis in Mexico. We have the exclusive right to distribute, via DTH in Mexico, all program services or channels over which Televisa and News Corporation have control, subject in each case to certain pre-existing third party agreements. Televisa and News Corporation guarantee our access to the same program services or channels made available to cable and MMDS systems in Mexico. We may access these services and channels at a price not to exceed that extended to cable or MMDS systems. Televisa's right to grant us an exclusive license was recently challenged by DIRECTV. See "Item 3 - Key Information Risk Factors - Risk Factors Related to Our Business-Our Ability to Attract Subscribers Depends on the Availability of Desirable Programming from Third Party Programmers."

     Televisa also provides us with a variety of signals that include domestic and foreign programs. Among these programs are: musical programs, situation comedies, stand-up comedy shows, game shows, children's programs, talk and variety shows, movies, sports, special cultural events and musicals. We have exclusive DTH broadcast rights in Mexico to Canal Fox, which is one of the leading general entertainment pay television channels in Mexico and Latin America, along with Fox News, a 24-hour news channel in English and Fox Sports Argentina.

     We have agreed to reserve a portion of our available video channels for program services owned by our sponsors. Televisa has the right to require us to carry its program services on 10% of the total number of available video channels. In addition, News Corporation has the right to require us to carry its program services on 6 2/3% of the total available channels. Liberty Media has the right to require us to carry its program services on 4% of the available channels.

     In June 2002, we entered into an agreement with TV Azteca to begin paying them for the rights to rebroadcast their over-the-air Channels 7 and 13. We have also committed to purchase up to US$10.6 million in advertising from TV Azteca over the three years from the date of the agreement and have received rights to broadcast certain soccer matches. Prior to May 1, 2002, we were permitted to rebroadcast these channels at no cost. For more information, see "Item 3 - Key Information Risk Factors - Risk Factors Related to Our Business--Our Ability to Attract Subscribers Depends on the Availability of Desirable Programming from Third Party Programmers" and "Item 5: Operating and Financial Review and Prospects--Trend Information."

     During 2002 we entered into an agreement with Televisa to contribute funds for the production of, and to obtain the exclusive pay-TV transmission rights to, the reality shows Big Brother VIP and Operacion Triunfo, which were produced by Endemol Mexico, S.A. de C.V. See "Item 7: Major Shareholders and Related Party Transactions-Related Party Transactions- Programming Arrangements with Related Parties." We have no other current plans to develop or produce our own programming, except for Mosaic, the promotional channel featuring our programming services.

DISTRIBUTION, SALES AND MARKETING

     In October 2000, we formed our own sales force in order to complement our existing distribution network, increase market penetration in Mexico's main cities, improve the quality of our subscriber base and reduce the acquisition cost of new subscribers. We have established direct sales forces in Mexico City in 2000; in Guadalajara, Monterrey, Puebla, Tijuana, Culiacan and Leon in 2001; in Queretaro, Merida, Acapulco, Hermosillo and La Paz in 2002; and Torreon in 2003, in order to strengthen our market penetration and direct distribution network in those cities as well.

     As of May 31, 2003 we sold and distributed our services through a network of 12 wholesalers and 14 direct sales offices that control over 3,600 points of sale. These locations include leading malls, department stores, popular retailers, supermarkets and consumer electronics outlets. We offer commissions to our wholesalers, who, in turn, pay commissions to their retailers and distributors. Our direct sales force employees are also paid by commission, in addition to their salary and benefits. We also have control over some direct distributors, who receive commissions but are not employees.

     We believe our subscription fee and programming prices are competitive with those offered by other pay television platforms. Our entry-level product is the Sky Kit, which includes a satellite antenna, low noise block or

LNB, as well as installation and activation, the right to rent an IRD, and to use a Smart Card, remote control and related components. From the second quarter of 1997 through September 30, 2000, we sold Sky Kits exclusively through our wholesale distribution network. Since October 1, 2000, however, we have retained ownership over the antenna and LNB and the subscriber initiation fee now covers installation and activation. We rent the IRD and Smart Card to our subscribers, and provide them with the remote control and related components free of charge. Our first 130,000 subscribers received their IRDs, Smart Card, and remote controls on a bailment basis. However, since February 23, 1998, substantially all of our subscribers (residential and commercial) rent their IRDs under an indefinite term rental plan. We chose to retain ownership of the Sky Kit equipment, including the antenna, Smart Card and LNB, rather than selling them to our distributors, in order to facilitate repossession of the equipment if a subscriber terminates service or defaults on its obligations. This change has had no material impact on the revenues we receive from our distribution network.

     We focus on promoting our superior programming content, customer service and system quality, rather than the number of channels we offer. Our programming includes Spanish-language over-the-air channels, exclusive soccer games, special events, reality shows and other sports and entertainment programming. Our marketing strategy includes advertising through national and regional television, radio, newspapers, magazines, billboards, direct mail, internet, movie and airport advertising, sponsorship of special events (such as boxing matches, golf and soccer tournaments) and promotional activities at restaurants, bars, cultural and other social events. For a more detailed discussion of our program offerings and packages, see "--Programming and Services," below.

     Intense competition and general market conditions have driven us to lower our monthly subscription fee and to offer special discounts and promotions on several occasions. In the last three years, we have maintained a special promotion aimed at children known as Sky Kids using remote controls designed especially for children. We also have targeted soccer fans by offering certain pay-TV exclusive soccer matches. In 2002 we broadcasted 40 of the soccer matches for which Televisa had the exclusive broadcast rights, as well as 22 of the soccer matches for which TV Azteca had exclusive broadcast rights. We reward long-term subscribers with a loyalty program known as Sky Value offered without cost which includes prizes, trips, programming and special events, such as concerts and sporting events.

     We monitor our nationwide installation service through a centralized operations office. This enables us to monitor the quality of service being provided to our customers. After obtaining the Sky Kit equipment, the installer or the subscriber contacts our call center to activate the Ku-band DTH service. Activation typically occurs within minutes of the call.

     We provide customer service to our subscribers through our own, specialized telephone call center, staffed by approximately 760 people who answer general questions and provide basic information as well as personalized service to solve more complex customer problems. Some of our customer service personnel also carry out subscriber retention and collection activities over the phone.

     In June 2001, we purchased from Merkatel, our former call center service provider, the equipment Merkatel used to provide call center services to us, including computers, telephones, furniture, and fixtures along with other software, training materials and significant transition support for a total of Ps. 24.2 million plus value-added tax, or VAT. We also hired the telephone operators involved in operating the call center. Merkatel is a wholly owned subsidiary of Televisa and provided call center services to us from our inception through June 30, 2001. Starting July 1, 2001, the call center functions have been provided in-house. We have improved the efficiency of the call center operations using our infrastructure in our existing customer service center, including our interactive voice response, predictive dialer and customer relationship management systems.

     We engage a third party to publish and distribute SKY VIEW, our monthly magazine detailing all of the channels and program listings available on SKY. SKY VIEW includes weekend programming, a guide to movies, general interest articles about actors, actresses, entertainment, sports, life style, culture, games, quizzes and general information about SKY packages, enhanced TV features and promotions. SKY VIEW is one of the most important magazines in Mexico, as measured by the number of published copies with a monthly production of approximately 300,000 units. Since January 2001, we have used our own advertising sales force, supported by Grupo Medios, to sell advertising in the SKY VIEW magazine. We offer a variety of advertising sales packages and volume discounts to match customers' needs.

     We sell advertising on our broadcasts to corporate and other clients and advertising agencies. We use both our own advertising sales force and the services of a wholly owned subsidiary of Televisa to promote and sell advertising time.

OPERATIONS

     Our digital video, audio and data signals are encoded, processed, compressed, encrypted, multiplexed (i.e., combined with other channels), modulated (i.e., applied to the designated carrier frequencies for transmission to the satellite) and transmitted through our Ku-band DTH service, from uplink facilities in Mexico and the United States. Geosynchronous satellite transponders receive, convert and amplify the signals and retransmit them to the earth in a manner that allows individual subscribers to receive and be billed for the particular program services to which they have subscribed.

     UPLINK FACILITIES AND PLAY-OUT FACILITIES

     We use play-out equipment to prepare the programming material for compression and subsequent transmission to the satellite. The play-out equipment digitizes the programming for channels provided by third party programmers, inserts commercial or promotional material where appropriate, monitors the quality of the picture and sound, and delivers the material to the compression and multiplexing system. In the case of channels originating from taped material, the play-out equipment also compiles the various programming segments and inserts commercial and promotional material where necessary. For near video-on-demand movies, the play-out equipment stores movies and plays them out as appropriate to provide the desired frequency of service.

     We use uplink and play-out facilities in Mexico City, Mexico and in Miami Lakes, Florida and Port St. Lucie, Florida. We own the uplink and play-out equipment located in Mexico City, which is housed in facilities owned by Televisa. Televisa operates the equipment to provide us with uplink services. In addition, TechCo provides us with uplink services at its facilities in Florida. All of the uplink facilities we use have full emergency power generation equipment to allow uplinks to continue operations without any disruption of service in the event of a power failure. We also use the TechCo facilities to handle programming delivered from outside Latin America.

     SATELLITES

     We currently receive satellite signal reception and retransmission services from 12 Ku-band transponders on PanAmSat's PAS-9 satellite under an agreement executed with PanAmSat on February 8, 1999. PAS-9 was launched on July 28, 2000 and became operational on September 8, 2000.

     The term of the PAS-9 agreement ends on the earlier of: (a) September, 2015 or (b) the date PAS-9 is taken out of service. We pay a monthly service fee of US$1.7 million for service from all 12 transponders. Televisa, News Corporation and Liberty Media have guaranteed our payments to PanAmSat in proportion to their respective beneficial interests in us. PAS-9 was manufactured by Hughes and is operated by PanAmSat Corporation, which is 81% owned by Hughes. On April 9, 2003 News Corporation announced that it reached a definitive agreement to acquire a 34% interest in Hughes. Hughes holds an indirect interest in PanAmSat and DIRECTV Mexico, our DTH competitor. We do not yet know the possible implications of this event for our satellite operations. The remaining useful life of PAS-9 is expected to be approximately 14 to 16 years.

     PAS-9 is located at 58.0(degree) West longitude, and we believe its footprint covers virtually all of Mexico's television households as well as other areas in the Caribbean basin and portions of the United States and Central America. However, we believe that in a few instances some of our potential subscriber base may experience some signal degradation as a result of their particular location and PAS-9's orbital location. Each transponder is capable of handling analog channels or multiple digital channels. Service from PAS-9 is not subject to pre-emption except in limited instances with respect to spare transponder capacity. We do not currently have contingency arrangements in case we lose satellite service from PAS-9, nor are we insured against such an event. See "Item 3. Key Information--Risk Factors--Risk Factors Related to Our Business--We Depend on the Availability of Satellite Transponder Services from PanAmSat."

     We had previously entered into an agreement with SatMex on April 1, 1999 to allow us to use 12 Ku-Band transponders on Solidaridad 2 for signal reception and retransmission. The agreement expired on December 31, 2001 but was extended to March 31, 2002 to avoid interrupting service to those subscribers whose antennas had not been re-pointed to the new satellite, PAS-9. Extending the service agreement enabled us to re-point the antennas of approximately 30,000 additional subscribers to the new PAS-9 satellite without interrupting their service. We paid SatMex a monthly service fee of US$1.752 million for satellite signal reception and retransmission service from 12 transponders on Solidaridad 2 through December 31, 2001, and a flat fee of US$1.5 million for the use of up to eight transponders from January 1, 2002 through April 3, 2002. The process of migrating customers from Solidaridad 2 to PAS-9 started in November 2000 and ended in March 2002. The shutdown of this process and the termination service from the Solidaridad 2 satellite caused us to lose approximately 13,000 subscribers. Re-pointing costs were approximately US$35 million.

     We had also previously agreed to use services from 12 transponders on PanAmSat's PAS-5 satellite for service fees of at least US$1.5 million per transponder per year plus additional fees based on average gross subscriber revenues. PAS-5 was launched in August 1997 and became operational in October 1997. However, signals from the transponders on PAS-5 experienced terrestrial interference in Mexico and the PAS-5 satellite batteries failed. As a result, we never used the services on PAS-5 and we terminated the PAS-5 agreement and replaced it with the PAS-9 agreement. We made total payments of US$23.4 million for the availability of PAS-5, but we received a credit against the first US$11.7 million of service fees otherwise payable under the PAS-9 agreement. We do not owe any further payments for PAS-5.

     Our DTH concessions granted by the Mexican Government currently authorize us to offer DTH services using Mexican satellites, including current and future satellites operated by SatMex, as well as PanAmSat's PAS-9, which is considered a foreign satellite under Mexican law. For a more detailed discussion of our concessions, see "--Mexican Regulation of DTH Services--Concessions; Revocation; Expropriation."

     INTEGRATED RECEIVER/DECODER SYSTEM

     Depending on a subscriber's location within the country, a subscriber may use a 60-centimeter, 75-centimeter, or 80-centimeter satellite receiver antenna to receive our signal. Our subscribers currently pay the same initial fee for installation and activation, regardless of the size of the satellite receiver antenna they require.

     The IRD we currently rent to subscribers provides the interface between the reception equipment and the subscriber's video and audio equipment. In addition, connection to external data processing or data storage equipment is enabled via the provision of a serial data output port in the IRD. An internal modem in the IRD allows the on-line report-back or call-back of the subscriber's impulse pay-per-view records to the subscriber management system.

     Authorizing information for subscription programming and the access control algorithm are stored on a microchip imbedded in a credit card-size Smart Card. The Smart Card, which can be updated or replaced periodically, provides a simple and effective method to authorize and de-authorize subscription programming. A Smart Card enables the IRD to descramble the program only when the subscriber is entitled to view the program. If the Smart Card assigned to a particular IRD is authorized for a particular channel, the data is decrypted and passed on for audio and video decompression. After decompression, the digital audio and digital video signals are reconstructed into analog format for display on a standard television set. During the fourth quarter of 2001 we completed the process of replacing our subscribers' Smart Cards as a regular security measure intended to reduce the risk of piracy.

     The IRDs have been designed to be easy to use. Subscribers can quickly and easily access desired programming, using a remote control device via an on-screen electronic program guide. Our subscribers have access to a channel guide, five promotional mosaic channels and an icon-driven menu system. Our customers also have access to their account statement on-screen.

     In 2002, we purchased IRDs from two manufacturers: (1) Pace Microtechnology plc, a U.K. manufacturer which assembles IRDs for the Mexican market in Puebla, Mexico; and (2) Motorola, Inc which operates a manufacturing plant in Sonora, Mexico. At least two other suppliers, affiliates of Philips Consumer Electronics Corporation N,V. and Thomson Commercial Electronics, also manufacture IRD equipment that is compatible with our system.

     During 2002 and 2003, we continued to purchase the set-top box type "World Box2", from Motorola to provide our Sky Interactive service. The box and service allow subscribers to choose camera angles for soccer matches, watch instant replays and obtain statistics about favorite teams and players. We expect further technology will be developed and become available to allow us to offer customers the use of an HTML or Java browser to run applications to enhance the viewer's experience. We believe this technology may also enable us to offer more value-added services in the future, such as T-commerce (television-commerce), games and information services including news, weather, and events.

     We rent the IRD, and provide the remote control and Smart Card, to subscribers but retain title over them to help facilitate repossession of the equipment if a subscriber terminates service or defaults on its obligations.

     BROADCAST AND CONDITIONAL ACCESS SYSTEMS

     Digital technology permits the compression and transmission of digital signals to facilitate multiple channel transmission through the bandwidth used by a single channel, giving broadcasters the ability to offer significantly more channels than analog systems. NDS Group plc, or NDS, a majority owned subsidiary of News Corporation, previously provided the necessary equipment to digitize, compress, encrypt and multiplex the signals transmitted to the satellite by Innova's uplink facilities. Digitized signals are compressed using the MPEG-2 standard, encrypted and multiplexed into a Digital Video Broadcasting transport stream of the DVB standard and modulated for transmission to the satellite transponders we use. Currently, these technologies are provided by Tandberg Television, a third party Norwegian company, which provides open solutions for the digital broadcasting of audio, data and video, and has operations in Asia, Australia, Europe and the USA.

     NDS provides our conditional access system, including the Smart Cards necessary to decode the signal at the subscriber's home, and certain other security services related to the Smart Card. NDS provides conditional access services to other DTH providers including British Sky Broadcasting plc in the United Kingdom, DIRECTV in the United States, Sky Italia Sp.A.(previously, STREAM) in Italy, MATAV in Israel and STAR in Asia. The basic purpose of the conditional access system is to ensure that each program can be viewed only by those subscribers who have paid for that program. Accordingly, the conditional access system is central to the security network that prevents unauthorized viewing of programming. Our Ku-band receiver employs Smart Card technology, making it possible to change and enhance the conditional access algorithm in the event of a security breach. We believe that our ability to take electronic countermeasures and to replace the Smart Cards when necessary provides an effective means to combat sustained piracy.

     We and NDS are parties to a System Implementation and License Agreement dated September 20, 1996, pursuant to which NDS designed, developed and implemented our conditional access and broadcast systems. In exchange, we purchased certain equipment, and license the proprietary information and rights necessary to operate NDS's conditional access and broadcast systems. From time to time we may explore alternative technologies for delivering our programming.

     During 2001, we replaced all the Smart Cards that were used by our subscribers with new ones that include new technology and enhanced security as a part of our continuous efforts to improve security against piracy. This measure cost approximately Ps. 33 million.

     SUBSCRIBER MANAGEMENT SYSTEM

     We currently provide subscriber management, billing and remittance services for our own subscribers. Once a subscriber orders programming from us, we transmit an authorization code to the subscriber's IRD and Smart Card, permitting the subscriber to receive programming within moments of placing the order. The subscriber management system runs the billing process for monthly charges over-the-air via the IRD in most cases. We accept bill payment by cash or check through a bank deposit or by credit or debit card.

     We believe that our subscriber management system, or SMS, is essential to providing pay television services because it provides us with marketing, customer service and administrative operations support. These elements include: billing and collection of subscription fees; handling service difficulties and other inquiries; handling disconnection, alteration, reconnection and relocation of services; and marketing of additional services. The subscriber management system also maintains records for each receiver and Smart Card, to maintain security and prevent piracy. In the past, we have used an SMS that we obtained from NDS under a Subscriber Management System Implementation and License Agreement, dated October 29, 1996. Under that agreement, NDS designed, developed and implemented our current subscriber management system. We entered into a second License

Agreement with NDS, dated August 3, 1998, for the design, development and implementation of our current SMS called Provider II

     We are currently implementing a new Subscriber Management System, or SMS, to support the growth of our subscriber base. We believe this new SMS will allow us to provide more effective management and billing services to our subscribers. Among other things, we believe the new SMS will:

         - give us greater flexibility to control different variables that are part of our service than does our current SMS,

         - improve our ability to respond to our subscribers' account management needs and aid them in reporting on their service,

         -    provide greater billing flexibility,

         -    improve overall system efficiency, and

         -    offer options for marketing our services.

     This project includes the purchase of software, licenses, hardware, implementation and advisory services as well as the incurring of personnel costs. As an initial step, on June 12, 2002, we entered into two related agreements with CSG through our operating subsidiary, Corporacion Novavision, S. de R.L. de C.V., or Novavision. Under these agreements CSG provides us: (a) a non-exclusive, perpetual license for the use of the software "Kenan" to provide billing and order management to licensed subscribers, (b) installation and implementation of the system within the framework of our business, (c) training and support services and, (d) consulting services. CSG is an enterprise with more than 20 years of customer care and billing expertise, providing its services in more than 265 companies in more than 40 countries. We also requested the development and support of certain software applications and advisory services from Siebel and NDS to complete the requirements of the new system.

     NDS will continue to support Provider II until we complete the switch-over to the new SMS. Once the new SMS implemented by CSG is placed in service, our current agreements with NDS related to maintenance of Provider II will be terminated. We expect the new SMS will be operational and placed in service in late August 2003. See "Item 3: Key Information--Risk Factors--Risk Factors Related to Our Business-- Our Ability to Provide Billing and Order Management to Our Subscribers Depends on the Functionality and Flexibility of Our Subscriber Management System, Which is Currently Being Replaced with a New System from a New Supplier;" "Item 4: Information on the Company--Business Overview--Capital Expenditures;" "--Subscriber Management System;" and "Item 10: Additional Information-Material Contracts-New Subscriber Management System Contract."

     TRADEMARKS

     The Sky trademarks are trademarks of British Sky Broadcasting Limited, in which News Corporation has an approximate 35.4% interest, and are licensed to us on a perpetual, exclusive basis, for a nominal fee, pursuant to an agreement between a subsidiary of News Corporation and us. There are numerous trademarks in the process of being registered in Mexico, some of which involve the Sky name, which are used in the ordinary course of business but are not material to our results of operations.

COMPETITION

     GENERAL

     Our business competes with providers of pay television services using cable, MMDS, and Ku-band DTH transmission technologies. We also compete with gray market and pirated DTH signals from the United States and from within Mexico. We believe that competition is primarily based upon programming, customer service, distribution network, advertising and promotion and price. We cannot assure you that, based on its potential size, the Mexican pay television industry will be able to sustain a number of competing pay television providers. We also compete with national broadcast networks and regional and local broadcast stations, movie theaters, video rental stores, radio stations, and other entertainment and leisure activities generally.

     We believe we successfully compete by offering superior programming content, including a number of exclusive channels with proven market appeal, and high-quality service based on optimal technology throughout Mexico. We also believe that we have a number of competitive advantages. We currently broadcast 168 digital channels (107 video, 32 audio and 29 pay-per-view), including Channel 2, the most popular broadcast channel in Mexico, which in the past has not been available in all areas outside of Mexico City. We also offer local programming as well as several specialized channels targeted to particular communities, including RAI (Italian), TV5 (French), DeutscheWelle (German), Galicia TV (Spanish), and NHK (Japanese).

     Our digital Ku-band DTH satellite technology offers larger coverage, greater channel selection, and enhanced video and audio quality as compared to existing terrestrial broadcast, cable, and MMDS television services. We believe that our competitors' existing and potential alternative technologies will not materially adversely affect the viability or competitiveness of our service package in the foreseeable future. For example, new ADSL technology is being used to provide high-speed internet access and could be used in the future for broadband transmissions, but this technology is currently more expensive than other alternatives and we do not believe that providers have shown significant interest in it, other than for internet services. However, these and other technological changes could impact us, and, depending on the technological developments, we may need to expend substantial financial resources to develop and implement new competitive technologies.

     Our service is supported by an extensive distribution network, a comprehensive marketing campaign and a well-trained customer service group. We believe that the collective experience and expertise of Televisa, News Corporation and Liberty Media in the media and entertainment industries helps us to compete successfully in the Ku-band DTH market and increases our access to programming, technology and distribution services. Televisa's extensive network of open over-the-air television, pay television, radio stations, and publications provides us with significant cross-promotional opportunities.

     CABLE TELEVISION AND MMDS

     We expect to continue to encounter a number of challenges in competing with cable television providers. For example:

         - cable television providers benefit from their established position in the domestic consumer marketplace;

         - cable subscribers generally face lower up-front costs than DTH subscribers, who must pay initial start-up fees, including installation of relevant equipment and activation of service;

         - households that subscribe to our programming may pay higher monthly charges than they would pay for cable service because of the greater number of channels and greater variety of programming offered; and

         - several cable operators, including Cablevision, have already, or are in the process of upgrading, their plant and facilities to the digital technology that will allow them to offer digital set-top boxes with new value-added services, including Internet access.

     We believe our programming content has proven market appeal, in comparison to our competitors. We distinguish our service from other existing pay television operators in Mexico by offering more channel capacity than conventional over-the-air television, cable, or MMDS, and providing exclusive programming and specially-produced channels. Televisa grants us four over-the-air broadcast channels as part of the exclusive Mexican DTH program rights described above. These channels are among the most popular television channels in Mexico. We are the only DTH service offering all the over-the-air broadcast signals from Mexico City, as well as signals from the State of Mexico, Guadalajara, Mexicali, Monterrey, Puebla and Tijuana.

     While we do not compete directly with over-the-air broadcast channels for pay TV subscribers, we do emphasize our exclusive DTH rights to broadcast some of Televisa's over-the-air channels and their programming. These channels do compete in terms of programming with other over-the-air channels, such as those broadcast by

TV Azteca. The group of private investors that controls TV Azteca, led by Mr. Ricardo Salinas Pliego, also owns several media outlets: a local television station in Chihuahua; a movie distribution business, including a chain of movie theatres, a movie studio, a record company, an Internet shopping site, a high-speed Internet access company, a cellular phone company, chain stores, a financial services company and a TV network focused on the Hispanic audience in the United States, which currently reaches 53% of the Hispanic audience according to press reports. TV Azteca also has an ownership interest in an El Salvadorian television station, and a music company, and it owns a Mexican soccer team. Prior to 2002, we were able to re-broadcast TV Azteca's over-the-air channels free of charge. In June 2002 we concluded a series of agreements with TV Azteca giving us the right to re-broadcast channels 7 and 13 for a period of three years with an option for DTH-exclusive rights after 2004, as well as access to certain soccer matches for which TV Azteca has broadcast rights. If we do not renew this agreement, TV Azteca and its related interests could provide this programming to others on an exclusive basis and it would then be unavailable to us. While viewers in Mexico City have access to a number of free-over-the-air channels, viewers in certain rural areas of Mexico have limited access to free over-the-air channels and reduced picture quality.

     Televisa holds a controlling, majority interest in Cablevision, Mexico's largest cable system, which competes directly with us for customers in the pay television market in the Mexico City area. Cablevision offers a basic package with 49 channels consisting of nine television channels broadcast in Mexico City, 40 additional basic channels, four digital premium packages and 23 pay-per-view channels. Some of these channels compete directly with channels we carry and our pay-per-view channels. For a more detailed discussion of the impact of this relationship, see "Item 3: Key Information--Risk Factors--Risk Factors Related to Our Business--Our Equity Holders Have, or May Acquire, Interests in Which Compete with Us for Customers and Business Opportunities." Furthermore Cablevision is a major cable television operator and high speed Internet access provider (through cable modem) in Mexico City, as well as the only provider of digital cable television services and television-based Internet access services in Mexico. Its network consists principally of fiber optic and coaxial cable and it is expanding and upgrading its existing cable network into a broadband bi-directional network. Cablevision plans to deliver a broad range of services including enhanced television and other interactive programming services, near-video-on-demand services, video-on-demand services, e-commerce applications and IP telephony services. Cablevision is currently rolling out digital set top boxes to its subscriber base, allowing it to offer new pay television, digital and interactive products and services, including video navigators, electronic programming guides and television-based Internet access.

     Megacable is the second largest cable operator in Mexico with approximately 317,000 subscribers as of December 31, 2002. It serves the Pacific coast, Jalisco, Puebla and the Veracruz area. It is followed by Grupo Cablemas with approximately 299,000 household subscribers as of December 31, 2002 located in several regions in the country, including Veracruz, the Yucatan, Campeche and Chiapas peninsular region, central Mexico, Tijuana, Mexicali, Chihuahua, Juarez, Baja California and other cities on the United States-Mexico border. Press reports indicated during 2002 that Grupo Cablemas and Megacable were negotiating a potential merger of the two groups, but these negotiations were suspended. However, if negotiations are successfully completed and approved by regulatory authorities, the new group would become the largest cable operator in Mexico, as measured by the number of subscribers and geographic coverage. This group could become our largest competitor and, as a result, we believe that competition would intensify if the merged group invests significant amounts to upgrade infrastructure and enhance programming content.

     Multivision, a MMDS operator in Mexico City, offers services in 22 other cities such as Guadalajara, Monterrey, Leon, Merida, Villahermosa, Tijuana and the main cities in the Pacific Coast. Multivision's customers currently can receive up to 23 channels, but they do not have pay-per-view channels and they do not broadcast conventional "over-the-air" channels. During 2002, Multivision re-launched its programming packages, offering now only two packages, "MASTV" and the premium package, including 15 or 23 channels respectively. Multivision's subscribers currently pay an average initial one-time installation charge equal to Ps. 299.0 and a monthly fee of Ps. 75 for 15 channels of its "MASTV" programming package or Ps. 285.0 for 23 channels in the premium package, which includes 8 channels of movies (Cinecanal, Movie City, Cinemax and HBO). Conventional over-the-air channels are not broadcast through the MMDS system. We believe that our programming content has proven market appeal in comparison to our MMDS competitors. We distinguish our service from MMDS by offering nation wide services, more channel capacity and providing exclusive programming and specially produced channels. See "Item 3: Key Information--Risk Factors--Risk Factors Related to Our Business--We Face Intense Competition in the Pay Television Market in Mexico."

     C-BAND DTH

     Pay television services utilizing C-band DTH technology are not authorized by the Mexican Government in Mexico. Accordingly, while there is a C-band market in Mexico, there are no official statistics regarding the size of this market. However, we have estimated in the past that there were some 1.0 million households that received C-band DTH signals on the gray market. However, we believe Ku-band DTH services will decrease the size of any C-band market in the long term.

     KU-BAND DTH

Currently, only we and DIRECTV Mexico, the digital Ku-band DTH service controlled, operated and managed by Grupo Galaxy Mexicana, S. de R.L. de C.V. ("Galaxy"), operate DTH satellite services in Mexico. Galaxy launched DIRECTV Mexico in November 1996. Galaxy was originally a joint venture between Hughes Communications, Inc. and three Latin American media companies, Venevision, owned by the Organizacion Cisneros, Televisao Abril and Multivision. In 1999, Hughes and Venevision bought Televisao Abril's stake in Galaxy. DIRECTV offered 133 channels (75 video, 32 audio, and 26 pay-per-view channels) as of May 31, 2003. According to Hughes's 2002 annual report, DIRECTV Latin America, L.L.C., or DLA, is owned by Hughes (approximately 75%), Darlene Investments L.L.C., an affiliate of the Cisneros Group subsidiary (21%) and the Clarin Group of Argentina (under 4%). DLA provides DTH television and radio services in Mexico and has operations in other countries in Latin America including Brazil, Argentina, Venezuela, Chile, Colombia, Ecuador, Guatemala, Puerto Rico and Trinidad and Tobago. See "Item 3: Key Information--Risk Factors--Risk Factors Related to Our Business--We Face Intense Competition in the Pay Television Market in Mexico."

     On March 18, 2003, DLA announced that it had filed a voluntary petition for bankruptcy protection, under Chapter 11 of the U.S. Bankruptcy Code, in the U.S. Bankruptcy Court in Wilmington, Delaware. DLA cited its debt burden and high fixed costs and listed liabilities of US$1.6 billion as of the end of 2002. DLA also reported a loss of 54,000 net subscribers in the first quarter of 2003 or 7% of its subscriber base. DLA is a competitor of ours that provides DTH programming and services in Mexico through an affiliated Mexican operating company, DIRECTV Mexico. According to its 2002 annual report, Hughes Electronics Corporation, or Hughes, owns approximately 75% of DLA and also owns a significant interest in the operating company DIRECTV Mexico. On April 9, 2003, News Corporation announced that it reached a definitive agreement with General Motors Corporation and Hughes in which a subsidiary of News Corporation would acquire General Motors' 19.9% stake in Hughes and a further 14.1% of Hughes from public shareholders and General Motors' pension and other benefit plans, for a total of 34% of Hughes. If the agreement is consummated, a subsidiary of News Corporation's will transfer its 34% ownership interest in Hughes' common stock to Fox Entertainment Group, Inc., an 80.6% owned News Corporation subsidiary. The businesses contained in Hughes include a leading U.S. satellite broadcaster DIRECTV, which has more than 11 million subscribers; an 81% equity holding in satellite operator PanAmSat; and Hughes Network Systems, a provider of broadband satellite network solutions.

         This agreement is subject to a number of conditions including the receipt of required regulatory approvals in the United States and elsewhere, and no assurance can be given that this acquisition will be consummated, or, if consummated, that it will occur on the terms announced on April 9, 2003. Additionally, our Social Part Holders Agreement provides that neither Televisa nor News Corporation may directly or indirectly operate or acquire an interest in any business that operates a DTH satellite system in Mexico (subject to certain limited exceptions). If News Corporation were to consummate the proposed acquisition of an interest in Hughes while Hughes continued to own an interest in DIRECTV, News Corporation would become an indirect owner of DIRECTV Mexico, our DTH competitor. Accordingly, under our Social Part Holders Agreement any such acquisition of an indirect interest in the Mexican operations of DLA would require the consent of us and Televisa. We cannot predict what impact either the DLA bankruptcy or, if consummated, News Corporation's acquisition of an interest in Hughes, will have on the competitive environment for pay television in Mexico. See "Item 3: Key Information--Risk Factors--Risk Factors Related to Our Business--We face Intense Competition in the Pay Television Market in Mexico," and "--We Have Significant Transactions With Our Owners Who Are Involved in Related Businesses Which Creates the Potential for Conflicts of Interest," "--One of Our Owners, News Corporation, May Acquire Significant Interests in DIRECTV, Our DTH Competitor in Mexico, and PanAmSat, Our Sole Satellite Provider, and We Cannot Predict What Effect This Will Have On Us" and "--Our Equity Holders Have, or May Acquire, Interests in Other Pay Television Operations in Mexico Which Compete with Us for Customers and Business Opportunities."

     We believe that our programming content has proven market appeal, in comparison to our competitors. Galaxy is our sole operating Ku-band DTH competitor at this time. We distinguish our service from the DIRECTV service offered by Galaxy by offering more channel capacity and providing exclusive programming and specially produced channels. Televisa grants us four over-the-air broadcast channels as part of the exclusive Mexican DTH program rights. These channels are among the most popular television channels in Mexico. We are the only DTH service offering all the over-the-air broadcast signals from Mexico City, as well as signals from the State of Mexico, Guadalajara, Mexicali, Monterrey, Puebla and Tijuana. Galaxy also has some exclusive DTH offerings.

     On April 21, 2003 a U.S. Bankruptcy Judge authorized DLA to reject its agreement for exclusive rights, in several Latin American countries including Mexico, to broadcast the 2006 FIFA World Cup soccer tournament. As a result, we believe the programming disadvantage we faced in 2002, when DIRECTV Latin America had the exclusive rights to the World Cup tournament, may be reduced. We cannot predict what impact DLA's rejection of the FIFA world cup contract will have on our ability to obtain the rights to broadcast the World Cup soccer tournament in the future should we decide to pursue these rights.

     While Grupo Acir and PCTV have also received licenses to offer DTH services in Mexico, and the Mexican Government may grant additional licenses for DTH satellite operations in Mexico, our management is not aware of any group preparing to launch DTH services in Mexico in competition with Sky and DIRECTV.

     We also compete with unauthorized Ku-band DTH signals from the United States. In addition, we may face increased competition for DTH subscribers in Mexico from U.S. DTH satellite providers authorized to provide service under a treaty and protocol. The Agreement Between the United States and Mexico Concerning the Transmission and Reception of Signals from Satellites for the Provision of Satellite Services to Users in the United States and Mexico, signed on April 28, 1996, created a framework that enables entities utilizing U.S.-licensed satellite facilities to provide services in Mexico, and entities utilizing Mexican-licensed satellites to provide services in the United States. On November 8, 1996, pursuant to the U.S.-Mexico Satellite Agreement and the North American Free Trade Agreement, the Protocol Concerning the Transmission and Reception of Signals from Satellites for the Provision of Direct-To-Home Satellite Services in the United States and Mexico was executed to facilitate the provision of cross-border, direct-to-home satellite services. In the DTH Protocol, the United States and Mexico each agreed to permit satellites licensed by the other nation to be used to provide encrypted video or video/audio signals for direct reception by subscribers to, from, and within its own territories, subject to certain conditions.

MEXICAN REGULATION OF DTH SERVICES

     CONCESSIONS; REVOCATION; EXPROPRIATION

     In June 1995, a federal telecommunications law was enacted in Mexico (Ley Federal de Telecomunicaciones), which regulates the telecommunications industry, including concessions and permits granted in connection with the installation, operation and exploitation of public and private telecommunications networks. In order to install, operate or exploit a DTH broadcast satellite pay television service in Mexico for which subscriber fees are charged (which is considered for purposes of Mexican law a public telecommunications network), an applicant must be an individual or entity deemed to be of Mexican nationality and must obtain a concession from the SCT. Applications are submitted to the SCT, and after a formal review process, a concession is granted to the applicant with an initial term of up to 30 years, which may be renewed for terms of up to the length of the initial term. Concessions are not exclusive and the SCT may grant other concessions to third parties in the same geographical area or for the same type of services. Any party rendering telecommunication services without a concession from the SCT forfeits to the Mexican government all the goods, facilities and equipment it may have used in providing such services.

     A concession may be revoked prior to its stated term in certain circumstances, such as:

         - failure to use the concession within 180 days after it was granted unless permitted by the SCT based on a justifiable cause;

         - failure to comply with the obligations or conditions specified in the concession:

         - unlawful assignment, transfer or encumbrance of the concession, any rights thereunder or assets used for the exploitation of the concession;

         -    failure to pay to the Mexican Government the required fees;

         - interruption of service or operation of the general means of communication without authorization from the SCT, or interruption thereof without justifiable cause;

         -    change of the concessionaire's Mexican nationality; or

         - performance of acts preventing other concessionaires or those with permission from the SCT from doing business.

     In addition, the Mexican Government has the right to expropriate the concession for reasons of public need or interest. In such a case, compensation must be paid to the concessionaire in an amount equal to the amount determined by designated appraisers. Although the North American Free Trade Agreement, or NAFTA, includes rules that aim to add certainty to the expropriation process and specify that compensation shall be equivalent to the fair market value immediately prior to the expropriation, NAFTA rules may not generally apply to the expropriation of our concessions.

     CONSIDERATION PAYABLE TO SCT

     The Mexican statute does not mandate the payment of fees as consideration for the granting of a concession. However, the SCT has the discretion to require the concessionaire to pay fees to the SCT as part of a concession as specified in our concessions. Such fees may be calculated based upon certain of the concessionaire's revenues. See "--Our Concessions."

     RATES; CROSS-SUBSIDIES

     Under Mexican law, DTH concessionaires may freely set customer rates, but are required to file such rates in advance with the Telecommunications Registry maintained by the SCT. The statute prohibits concessionaires from discriminating when setting rates. The concessionaires may not cross-subsidize their services directly or through a subsidiary or affiliate. The SCT may impose upon a concessionaire having substantial market power specific obligations related to rates, quality of service and information.

     FOREIGN OWNERSHIP

     Under Mexican law, non-Mexican investors may currently own up to 49% of the outstanding equity of DTH system concessionaires. Foreign investors may increase their economic participation in the equity of a concessionaire through neutral investment mechanisms under the Foreign Investment Law (e.g., non-voting equity), provided that Mexican investors maintain control of the operation.

     TEMPORARY SEIZURE; PREEMPTIVE RIGHT OF GOVERNMENT TO PURCHASE ASSETS

     Under Mexican and other applicable laws, the Mexican Government may temporarily seize all assets related to a concession in the event of a natural disaster, war, significant public disturbance or threats to internal peace and for other reasons related to preserving public order or for economic reasons. Under Mexican law, the Mexican Government is obligated, except in the event of war, to compensate the owner of such assets in the case of such temporary seizure for damages at their actual value. If there is no agreement upon the amount of the compensation, damages will be appraised by non-related experts appointed by the parties; in the case of loss of profit, the net income of the preceding year will be the basis for such calculation. Upon termination of a concession, the Mexican Government has the preemptive right to acquire the assets of a DTH concessionaire.

     MONITORING AND INFORMATION

     The SCT monitors compliance with Mexican law and other applicable legislation through periodic inspections. Concessionaires must file annual and quarterly reports with the SCT which include financial statements, and provide any other information required by the SCT.

     SUPERVISION OF OPERATIONS

     Concessionaires, as a part of their agreement with the government and as established in the relevant concession, are required to:

         -    develop training programs for their personnel;

         - enter into contracts with their subscribers and file the forms of such contracts with the SCT;

         -    obtain SCT approval of their billing systems;

         - observe the intellectual property rights of the programming providers;

         - execute research and development activities in Mexico in coordination with the Mexican Institute of Communications or other institutions dedicated to the research and development of technology; and

         - appoint a person responsible for the technical operation of the network who has the appropriate administrative powers to represent the concessionaire before the SCT with respect to the network's technical operation.

In addition, concessionaires must comply with certain SCT guidelines with respect to their operations, including billing, service calls and emergency plans for service failure.

     RESTRICTIONS ON ADVERTISING

     Mexican law also regulates the type and content of advertising which may be broadcast on television. Under the DTH protocol with the U.S., non-discriminatory restrictions on programming and advertising content can be established. Under new rules enacted in February 2000, a concessionaire has the exclusive responsibility to ensure that the commercial advertising it broadcasts complies with any applicable regulations. See "--Pay TV and Audio Services Rules."

     PROGRAMMING

     Under Mexican law, television programming is not subject to judicial or administrative censorship, except that programming is subject to various regulations, including prohibitions on foul language and programming, which is against good manners and customs, or is against the national security or against public order. Under rules enacted in February 2000, a concessionaire has the exclusive responsibility to ensure that the programming it broadcasts complies with any applicable regulations. See "--Pay TV and Audio Services Rules."

     SUBSCRIPTION AND SALE OF STOCK

     According to our concession, we must file with the SCT, no later than April 30 of each year, a list of their ten principal shareholders and their corresponding ownership percentages. In the event of any proposed new issuance of stock or sale of stock or interests in a transaction or series of transactions representing 10% or more of Innova's equity:

         - we must notify the SCT of the planned issuance or sale, including information relating to the purchasers;

         - the SCT shall have a period of 90 calendar days from the date it is notified to object to the transaction in writing and state the reasons for the objection; and

         - if the transaction has not been objected to by the SCT within such period, the transaction shall be deemed approved.

     In the event that the party interested in purchasing our shares or interests is a corporation, the notice must include information with respect to the purchaser's shareholders who hold 10% or more of the purchaser's equity.

     PROTECTION OF RIGHTS

     Under Mexican law, including the Federal Criminal Code and the Federal Copyright law, certain prison sentences and fines may be imposed on any person who violates intellectual or industrial property rights or copyright. Such violations may include the manufacture, import, sale, or lease of any device or system, or any activity that involves decoding a program carrier encrypted satellite signal without the permission of the lawful distributor of such signal.

     TELECOMMUNICATIONS TAX

     At the end of December 2001, the Mexican Congress passed a series of tax reforms. As a result of these tax reforms, subject to certain exceptions, revenues from our pay television services are now subject to a 10% excise tax. The new tax became effective beginning on January 1, 2002. This new tax is in addition to a 15% VAT, paid by subscribers, and the 3.5% fee we pay to the Ministry of Communications and Transportation for our concessions.

     In February 2002, Cablevision, Innova, Skytel and a number of other companies in the telecommunications and pay television industries filed amparo injunctive proceedings challenging the constitutionality of this excise tax. Nonetheless, we implemented rate increases on January 1, 2002 and took other actions including lay-offs and reduction of capital expenditures and expenses in an effort to mitigate, in part, the impact of this tax on our results of operations and financial condition. We obtained a favorable ruling in this proceeding regarding our 2002 liability for this tax, but this ruling does not entitle us to recover any amounts paid for this tax in 2002, and we cannot assure you that we will be able to recover any portion of the approximately US$18 million paid for this excise tax during 2002.

     In December 2002 the Congress again acted to make this special tax effective during fiscal year 2003, by adding or modifying some concepts included in the original text of the law. In response, we have filed a new amparo proceeding challenging the constitutionality of the tax. Our action challenges the tax on grounds similar to those we raised last year and we plan to follow a similar strategy as last year. We cannot assure you that we will obtain a favorable resolution in these proceedings or that we will be able to recover the amounts that have been or will be paid for this tax. So far this year, we have not increased prices in response to the tax, but we will continue to evaluate the impact of this tax on our results of operations and financial condition and we will consider measures, including rate increases, that we might implement to mitigate the impact of the continued imposition of this tax. If, as a result of the imposition of the tax, we further increase the rates we charge our customers such rate increases could adversely affect consumer demand for our services, which could result in a loss of subscribers and a decrease in revenues, and could adversely impact our ability to attract new subscribers.

     OTHER FEES

     We are required by the Mexican Federal Rights of the Author Law to pay a percentage of our programming revenues to the Sociedad General de Escritores de Mexico (SOGEM) and the Sociedad de Autores y Compositores de Musica (SACM), non-profit organizations that support and protect Mexican writers and artists. We currently pay the standard rate of 1.15% of programming revenues. In addition, under Mexican law, we are required to pay to the Mexican Government a fee of Ps. 5,195 each time that government agents inspect Innova's facilities.

     PAY TV AND AUDIO SERVICES RULES

     In February 2000, rules applicable to pay television and audio services were enacted in Mexico (Reglamento del Servicio de Television y Audio Restringidos). These rules imposed new requirements, such as the concessionaires' obligations to:

         - classify their programs according to their content and the specifications of the Internal Affairs Ministry (Secretaria de Gobernacion);

         - create a database with subscriber information, including name, address, services equipment serial numbers and specific passwords selected in order to obtain pay-per-view, or PPV;

         - comply with Mexican regulations regarding the content of programming and commercial advertising; and

         - encrypt and promote restricted audience programs (i.e. adult programming) as premium channels or events.

     OUR CONCESSIONS

     We have received two concessions authorizing the installation, operation, and exploitation of our telecommunications and broadcast network. The concessions deal with domestic and foreign source satellite signals, respectively. Our first concession to install, operate and exploit a public telecommunications network providing DTH services was granted on May 24, 1996, to our subsidiary, Corporacion de Radio y Television del Norte de Mexico, S. de R.L. de C.V., and expires in 2026. This concession authorizes the operation of a DTH system using Mexican satellites, including Solidaridad 2. The concession covers satellite television services, which consist of broadcasting video and related audio codified signals by satellite and the direct receipt of these signals at the domiciles of subscribers through terminal equipment that allows access to the signals.

     We obtained the second concession from the SCT on November 27, 2000 in order to use services over Mexican territory from PAS-9 which Mexican law considers a foreign satellite. The SCT granted the concession to our subsidiary, Corporacion de Radio y Television del Norte de Mexico, and it expires in 2020. The concession covers satellite DTH television services, consisting of broadcast video and related audio codified signals by satellite and the direct receipt of these signals at the domiciles of subscribers through terminal equipment that allows access to the signals. If we eventually desire to use PAS-9 for other services, we must request an additional authorization from the SCT for those purposes.

     Under both concessions, we and our foreign indirect owners, News and Liberty Media, have agreed not to invoke or accept the diplomatic intervention of any foreign country under penalty of forfeiting to the Mexican government all the goods and rights we may have acquired for the installation, operation and exploitation of our telecommunications public network and use of foreign satellite services.

     Under our first concession, we were obliged to pay the Mexican Government a percentage of our revenues and fees, on a monthly basis. We were required to pay 1.5% and 2.5% of programming revenues and maintenance fees paid by subscribers in 1997 and 1998 respectively. In 1999 and through to November 27, 2000 we paid 3.5% of our programming revenues and fees under our first concession. From November 27, 2000, when our second concession was granted, and going forward, we will continue to pay 3.5% of our programming revenues and fees as a combined payment for both concessions for the term of the concessions.

     Under both concessions, we will be able to broadcast up to six minutes of commercial advertising per transmission hour on any channel as long as at least 20% of the channel's programming is domestically produced and our agreements with our programming providers allow us to do so.

     We were required to post a bond with an approved bonding institution in the amount of Ps. 1.5 million for the benefit of the Mexican Treasury of the Federation (Tesoreria de la Federacion) to secure the payment of any monetary sanctions imposed by the SCT in the event of any revocation of the first concession. Under the new concession, we replaced the bond we posted under the original concession with a Ps. 6.3 million bond posted with an approved bonding institution to secure the payment of any monetary sanctions imposed by the SCT in the event of any revocation of either concession. The amount of the bond is adjusted annually for inflation in accordance with the Mexican national consumer price index.

     We are obliged to obtain authorization in advance to utilize those signals that are transmitted from a country other than Mexico or the United States of America. We must also prevent our subscribers from receiving signals from countries where Mexican satellite services are not permitted, if the SCT so requests.

     To use foreign satellite signals in Mexico, a concessionaire must be an entity organized and existing under Mexican law, must hold a concession, and there must be a reciprocity agreement between Mexico and the relevant country. Under the satellite agreement and DTH protocol currently in force, if, during our new concession, the SCT identifies a "lack of reciprocation" between Mexico and the United States' satellites services practices, the SCT may terminate our second concession by declaration. The SCT may find a lack of reciprocity:

         - if the US government denies "most favored nation" treatment to Mexican satellite services in the United States satellite market;

         - if either the agreement or protocol mentioned above is partially restricted, suspended or terminated; or

         - for any other reason that undermines the principle of reciprocity in the SCT's judgment.

     Under the second concession, we must provide our DTH broadcast satellite pay television services by November 2003 to at least those areas of Mexico where 40% of the total population lives, according to the last available census information. We must make the necessary investments to fulfill this obligation; otherwise the second concession could be revoked by the SCT. As of December 31, 2002 more than 50% of our subscriber base resided in States that together have approximately the 58% of total population, and therefore we believe we are currently providing our DTH broadcast satellite pay television services in accordance with our obligations.

                            ORGANIZATIONAL STRUCTURE

     Innova, S. de R.L. de C.V., is a joint venture indirectly owned by Televisa, News Corporation and Liberty Media, through their respective investment vehicles, SKY DTH, S. de R.L. de C.V. (formerly Galavision DTH, S. de R.L. de C.V.), News DTH (Mexico) Investment Ltd., and Liberty Mexico DTH, Inc.

     On March 5, 2002 Galavision DTH, S. de R.L. de C.V. spun-off part of its assets, liabilities and equity, including its participation on Innova, S. de R.L. de C.V., into the new company SKY DTH, S. de R.L. de C.V., which is a wholly owned subsidiary of Televisa and is registered with the Public Registry of Commerce in Mexico City under the commercial File (folio mercantile) No. 290987.

     Televisa is the leading television broadcaster in Mexico that we believe produces and owns the largest library of Spanish-language television programming in the world. News Corporation is a diversified international media and entertainment company with operations in a number of industry segments, including filmed entertainment, television, cable network programming, magazines and inserts, newspapers and book publishing. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Italy, Asia, Australia, and the Pacific Basin. Liberty Media owns and operates broadband cable television and telephony distribution networks and provides diversified programming services in Europe, Latin America and Asia. Liberty Media is a wholly owned subsidiary of Liberty Media Corporation. Prior to August 10, 2001, Liberty Media Corporation was a wholly owned indirect subsidiary of AT&T Corp. On August 10, 2001, AT&T Corp. spun-off Liberty Media Corporation, which is now an independent, publicly-traded company.

     We have five wholly owned subsidiaries: Corporacion de Radio y Television del Norte de Mexico, S. de R.L. de C.V., Corporacion Novavision, S. de R.L. de C.V., Corporacion Novaimagen, S. de R.L. de C.V. , Servicios Novasat, S. de R.L. de C.V. and Servicios Corporativos de Telefonia, S. de R.L. de C.V. The latter was formed in July 2001 to house the call center operations we acquired from Merkatel. We own all of the voting interests in these subsidiaries, and each is incorporated in Mexico. We are a holding company and almost all of our operations occur in, and almost all of our assets are held by, our subsidiaries.

GROUP STRUCTURE OF INNOVA

                        [GROUP STRUCTURE OF INNOVA CHART]

                          PROPERTY, PLANT AND EQUIPMENT

     Our properties consist primarily of office and call center facilities located in Mexico City, uplink facilities located in Mexico City, our DTH concessions and certain rights to use satellite transponder capacity.

     We lease our principal corporate office space in Mexico City from an unaffiliated third party where our call center is also located. In addition to corporate activities, we conduct several technical activities at our principal corporate office, including downlink monitoring, "black box" recording and subscription management. We also lease from an unaffiliated third party additional space from which our programming and scheduling operations are conducted. We lease all of these properties through wholly owned subsidiaries. These properties consist of approximately 180,000 square feet in the aggregate and are located throughout Mexico.

     In June 2001, we purchased from Merkatel, our former call center service provider, the equipment Merkatel used to provide call center services to Innova, including computers, telephones, furniture and fixtures. We also hired the telephone operators involved in operating the call center. Merkatel is a wholly owned subsidiary of Televisa and provided call center services to Innova from its inception through June 30, 2001. Since July 1, 2001, the call center functions have been provided in-house in a facility adjacent to our principal corporate offices.

     We believe that the facilities we use in Mexico City and the United States are currently adequate for our technical activities.

     We currently use transponder capacity on the PAS-9 satellite. For a description of our agreements with respect to transponder capacity, see "Item 4:
Information on the Company--Business Overview--Operations--Satellites."

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion in conjunction with our audited financial statements and the accompanying notes, which appear elsewhere in this annual report. This discussion is qualified in its entirety by reference to our financial statements. The following discussion includes certain forward-looking statements. See "Item 3: Key Information-Risk Factors--Forward-Looking Statements" for a discussion of important factors which could cause our actual results to differ materially from the forward-looking statements contained in this discussion. Unless otherwise stated, all amounts denominated in Mexican pesos and U.S. dollars have been rounded to the nearest one hundred thousand Mexican pesos or U.S. dollars.

PREPARATION OF FINANCIAL STATEMENTS

     Our financial statements have been prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP and generally accepted accounting principles adopted in other countries. Note 21 to our financial statements describes the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and reconciles net loss and total stockholders' deficit to U.S. GAAP.

CRITICAL ACCOUNTING POLICIES

     We have identified certain key accounting policies and estimates on which our consolidated financial condition and results of operations are dependent. The application of these key accounting policies often involves complex considerations and assumptions and the making of subjective judgments or decisions on the part of our management. In the opinion of our management, our most critical accounting policies under both Mexican GAAP and U.S. GAAP are those related to the allowance for doubtful accounts receivable, the carrying value and valuation of long-lived assets, the recognition of certain reserves and accruals under Mexican GAAP, and deferred income taxes. For a description of our principal accounting policies, see Notes 2, 3 and 21 to our consolidated financial statements.

     ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE

     We maintain allowances for doubtful accounts receivable for estimated credit losses based upon our historical experience and specific customer collection issues that we identify. We recognize an allowance for all accounts receivable outstanding greater than 90 days and write-off all receivables outstanding greater than 120 days against the allowance.

     During 2002, we recorded additional allowances for doubtful accounts to reflect the increased risk of uncollectibility resulting from:

         - cancellations due to the increase in our prices as a result of 10% consumer tax on telecommunication services effective January 1, 2002;

         - cancellations by subscribers who did not have their satellite antenna re-pointed to the PAS-9 satellite; and

         -    the general deterioration in economic conditions in Mexico.

     In order to mitigate the risk of uncollectibility, we perform credit checks on all customers, bill one month in advance and have implemented a "blocking" system for late paying customers.

     A significant difference between the amount of the reserve that we establish based on our estimates of uncollectible accounts and actual amounts of unpaid receivables could have a material adverse impact on our future operating results.

     CARRYING VALUE AND VALUATION OF LONG-LIVED ASSETS

     We have recognized on our balance sheet certain long-lived assets including our satellite transponder asset, which was recognized in 2000. These long-lived assets are evaluated for impairment when events and circumstances indicate that the asset's carrying value may not be recoverable. We recognize impairment losses to the extent we believe that the carrying value exceeds the anticipated estimated future net cash flows generated by the asset. Different assumptions regarding such cash flows could materially affect our analysis of recoverability. Further, as discussed in Risk Factors and elsewhere, currently and in the past we have not generated positive cash flows from operations and we depend on funding from our stockholders. If we do not receive such funding, or if our assumptions regarding future positive cash flows are not correct, we may need to recognize significant impairment losses and accelerated depreciation of the carrying value of these assets.

     During the years ended December 31, 2002 and 2000, we recorded an impairment loss on certain transmission equipment and other equipment not in use of Ps. 30.8 million (which was included in the "Transponder services-

Solidaridad 2 and reorientation cost" line item) and Ps.11.5 million (included in the "Depreciation and amortization" line item), respectively. No impairment was recorded during 2001.

     As of April 2002, we stopped utilizing the service of the Solidaridad 2 satellite, continuing only with the service of the PAS-9 satellite. At that date, transmission equipment with a book value of Ps. 38.3 million were associated with Solidaridad 2 and we decided to recognize an impairment charge amounting to Ps.30.8 million for the equipment that could not be utilized by the PAS-9 satellite, and to create a spare-part inventory for the remaining Ps. 7.6 million transmission equipment that could be utilized by the PAS-9 satellite. This impairment loss, together with the payments for the use of Solidaridad 2 in the first quarter of 2002 amounting to Ps.14.1 million was reflected as a nonrecurring charge of Ps.25.9 million in 2002. The charge was partially offset by the reversal of unutilized provisions recorded in 2000 amounting to Ps.19.0 million. See Notes 5 and 15 to our consolidated financial statements.

     RESERVES FOR TRANSPONDER SERVICES FROM SOLIDARIDAD AND SATELLITE ANTENNA REORIENTATION AND SMART CARD REPLACEMENT

     In 2000, we recognized a reserve of Ps. 430.9 million representing the estimated costs to be incurred in future periods related to the migration of subscribers from the Solidaridad 2 satellite to the PAS-9 satellite. We estimated that we would incur costs relating to the migration including: the redundant satellite lease payments being made for the use of Solidaridad 2 and costs related to reorienting subscribers' satellite antennas to accept the feed from PAS-9. In making these estimates, we used internal and external analyses taking into consideration the expected timing of the reorientation, and the number and location of subscribers involved. In 2001, we realized that the expected timing of the completion of the reorientation would be extended into March 2002 but this change in timing did not significantly affect the amount previously estimated. At March 2002, the reorientation was completed and as of December 31, 2002, we have no remaining reserve related to this project.

     In addition, in 2000 we recognized a reserve of Ps. 32.6 million for the estimated costs to be incurred to replace our customer's smart cards. The smart card replacement was substantially completed in 2001 and we have no remaining reserve related to this project.

     DEFERRED INCOME TAXES

     Under both Mexican and U.S. GAAP, we are required to record deferred income tax assets and liabilities by using enacted tax rates in order to give effect to temporary differences between the book and tax basis of assets and liabilities. If enacted tax rates change, we adjust the deferred tax assets and liabilities, through the provision for income taxes in the period of change, to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse. We also record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and tax planning strategies in assessing the need for the valuation allowance, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

EFFECTS OF INFLATION, CURRENCY EXCHANGE FLUCTUATIONS AND TRANSLATION EFFECTS

     The following table sets forth, for the periods indicated:

         - the percentage that the peso devalued or appreciated against the U.S. dollar;

         -    the Mexican inflation rate;

         -    the U.S. inflation rate; and

         -    the percentage change in Mexican GDP compared to the prior period.

                                                                             YEAR ENDED DECEMBER 31,
                                                                    ----------------------------------------
                                                                    1999        2000       2001         2002
                                                                    ----        ----       ----         ----
(Appreciation) devaluation of the Mexican peso as compared to
     the U.S. dollar(1)........................................     (3.9)%      1.2%       (4.6)%       13.9%
Mexican inflation rate(2)......................................     12.3        9.0         4.4          5.7
U.S. inflation rate(3).........................................      2.7        3.4         1.6          2.5
Increase (decrease) in Mexican GDP(4)..........................      3.8        6.9        (0.3)         0.9

-------------
(1) Based on changes in the Interbank Rates, as reported by Banamex, as of the end of each period, which were as follows: Ps.9.88 as of December 31, 1998; Ps.9.50 as of December 31, 1999; Ps.9.62 per U.S. dollar as of December 31, 2000; Ps.9.18 per U.S. dollar as of December 31, 2001; and Ps.10.46 per U.S. dollar as of December 31, 2002.

(2) Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 76.195 in 1998; 85.581 in 1999; 93.248 in 2000; 97.354 in 2001; and 102.904 in 2002.

(3)   As reported by the Federal Reserve Bank of New York.

(4) As reported by the Instituto Nacional de Estadistica, Geografia e Informatica, or INEGI, and, in the case of GDP information for 2001 and 2002, as estimated by INEGI.

     Mexican GAAP requires that our financial statements recognize the effects of inflation. Financial data for all periods presented in our financial statements and this annual report have been restated in constant pesos in purchasing power as of December 31, 2002 in accordance with the third amendment to Bulletin B-10. Accordingly, the comparative increases set forth below are adjusted for the general effects of inflation to permit period to period comparison. See Note 3 to our financial statements.

     In 2000, inflation in Mexico was 9.0%. In nominal terms, the peso depreciated against the U.S. dollar by 1.2% in 2000. In 2001 and 2002, the rate of inflation in Mexico was 4.4% and 5.7%, respectively, and the peso appreciated 4.6% in 2001 against the U.S. dollar in nominal terms while it depreciated 13.9% against the U.S. dollar in 2002. The rate of inflation in Mexico has declined substantially during the last few years as compared to historical rates. Nonetheless, at approximately 4.7% per annum (as measured from May 2002 to May
2003), Mexico's current level of inflation remains higher than the annual inflation rates of its main trading partners. See "Item 3: Key Information--Risk Factors--Risk Factors Related to Mexico--Mexico Has Experienced Adverse Economic Conditions."

     Inflation has led to high interest rates, devaluations of the peso, and during the 1980s, substantial government control over exchange rates and prices. If Mexico were to experience high levels of inflation, our revenues and financial condition could be impacted by the resultant decreases in effective purchasing power among current and potential subscribers and the prospect of a currency devaluation that could make it more difficult for us to repay our U.S. dollar denominated debt and obligations as discussed below. A robust U.S. economy, rising oil prices, the tight monetary policy established by Mexico's central bank, Banco de Mexico, and fiscal discipline each contributed to economic growth and currency stability in Mexico in 2000. But, economic growth slowed precipitously in 2001 due in part to the recession in the United States, which continued during 2002.

     Under Mexican GAAP, through December 31, 2002, U.S. dollar-denominated sales, costs and expenses are translated into pesos at the exchange rate in effect when the operations are recognized and are subsequently restated in constant pesos using the Mexican national consumer price index. If the devaluation of the peso against the dollar is greater than inflation in Mexico during a period, U.S. dollar-denominated sales, costs and expenses increase in relative terms when compared to prior periods. Conversely, if inflation exceeds the devaluation rate during a period, U.S. dollar-denominated sales, costs and expenses decrease in relative terms when compared to prior periods. In 2001, we had favorable effects due to peso appreciation and low inflation as compared to previous years. In 2002, the translation effect and devaluation increased our cost of sales in comparison to previous years.

     Adverse economic conditions in Mexico, as well as social instability or other adverse social, political or economic developments in or affecting Mexico, would generally have an adverse effect on the Mexican economy and consumer purchasing power, thereby potentially decreasing our revenues while increasing our nominal peso-denominated costs and expenses. See "Item 3: Key Information--Risk Factors--Risk Factors Related to Our Business--Mexico Has Experienced Adverse Economic Conditions."

U.S. DOLLAR DENOMINATED OBLIGATIONS, COSTS AND EXPENSES

     Any devaluation of the peso will likely adversely affect our liquidity and results of operations by increasing the peso equivalent of U.S.
dollar-denominated operating costs and expenses.

     We have incurred and expect to continue to incur more than 70% of our obligations payable in U.S. dollars, while our revenues will be generated primarily in Mexican pesos. Therefore, we are subject to currency exchange rate risk. In addition to our obligations with respect to our senior notes, our dollar-denominated obligations will also continue to include satellite signal reception and retransmission fees, programming commitments and equipment costs. We did not have any U.S. dollar-denominated revenues from 1998 through 2002 other than interest income on certain restricted investments, while our U.S. dollar-denominated operating costs and expenses were significant and are expected to continue to exceed U.S. dollar-denominated revenues, if any. During 2000, 2001 and 2002, approximately 41.7%, 42.5% and 48.5% of our total operating expenses, not considering interest expense of Ps. 742.6 million, Ps. 903.9 million and Ps. 983.1 million respectively, were U.S. dollar-denominated.

     In 2000, 2001 and 2002, we did not engage in any hedging or other transactions to manage the risks associated with foreign currency or interest rate fluctuations. Because we do not currently engage in hedging activity, shifts in currency exchange rates could decrease the value of our revenues relative to our costs, resulting in a material adverse effect on our financial position. See "Item 3: Key Information--Risk Factors--Risk Factors Related to Mexico--Currency Fluctuations or the Devaluation or Depreciation of the Peso Could Limit the Ability of Us and Others to Convert Pesos into U.S. Dollars or Other Currencies and/or Adversely Affect Our Financial Condition." We may consider entering into transactions to hedge the risk of exchange rate fluctuations if we are able to obtain hedging arrangements on commercially satisfactory terms.

NEW ACCOUNTING PRONOUNCEMENTS

     In December 2001, the MIPA issued Bulletin C-9, "Liability, Provisions, Contingent Assets and Liabilities, and Commitments." Bulletin C-9 provides guidance for the valuation, presentation and disclosure of liabilities and provisions (other than income taxes, employee benefit plans, financial instruments to be valued on a fair value basis and asset allowances), including contingent assets and liabilities, as well as disclosure guidelines for commitments incurred by an entity as a part of its operations. Bulletin C-9 is effective as of January 1, 2003, with earlier adoption permitted.

     In January 2002, the MIPA issued Bulletin C-8, "Intangible Assets", which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 provides a definition of research and development costs requiring that only development costs can be deferred to a future period. Furthermore, Bulletin C-8 states that pre-operating costs should be expensed as a period cost, unless they can be classified as development costs. Bulletin C-8 requires that intangible assets with indefinite useful lives should be tested for impairment annually rather than amortized. Intangible assets with finite useful lives should be amortized over their useful lives. The provisions of Bulletin C-8 became effective as of January 1, 2003.

     In March 2003, the MIPA issued Bulletin C-15 "Impairment and Disposition of Long-Lived Assets." Bulletin C-15 requires (i) the recognition and measurement of the impairment of long-lived assets to held and used, including goodwill, and
(ii) the measurement of long-lived assets to be disposed of by sale. Bulletin C-15 is effective for periods beginning on January 1, 2004, with early adoption recommended.

     We are currently evaluating the impact of these Bulletins on our results of operation and financial position. However, we do not believe that the adoption of these Bulletins will have a material impact on our results of operation and financial position.

RECENTLY ISSUED U.S. GAAP PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligation" ("SFAS 143"). SFAS 143 establishes accounting standards for recognition and measurement of a liability at fair value for an asset retirement obligation and an addition to the associated asset retirement cost. The accretion of interest expense each period is subsequently recorded as an expense and added to the liability. We are required to adopt SFAS 143 effective January 1, 2003.

We do not expect that the adoption of FAS 143 will have a material impact on our results of operation and financial position.

     In April 2002, the FASB issued Statements of Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002" ("SFAS 145"). SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", and SFAS 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements". As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". In addition, SFAS 145 amends SFAS 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. We do not believe that the adoption of FAS 145 will have a material impact on our results of operation and financial position.

     In June 2002, the FASB issued Statement of Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exist an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also concludes that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exist or disposal activities initiated after December 31, 2002. We are currently evaluating the impact that the adoption of SFAS 146 will have on our consolidated financial statements. However, we do not believe that the adoption of FAS 146 will have a material impact on our results of operation and financial position.

     In April 2003 the Financial Accounting Standards Board (FASB) issued Statement No. 149 ("SFAS 149"), Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FIN 45 and
(4) amends certain other existing pronouncements.

     SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003.

     The provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS 149 should be applied prospectively. We do not expect that the adoption of this Statement will have a material impact on our results of operations and financial position.

     In May 2003 the FASB issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position.

     SFAS 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

         - Mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

         - Financial instruments, other than outstanding shares, that do or may require the issuer to buy back some of its equity shares in exchange for cash or other assets.

         - Unconditional obligations that can be settled with equity shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's equity shares.

     SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety.

     In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling such instruments and the capital structure of entities, all of whose shares are mandatorily redeemable.

     SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We are currently evaluating the impact of SFAS 150 on our results of operations and financial position.

                              RESULTS OF OPERATIONS

OVERVIEW

     We operate a digital Ku-band DTH satellite pay television service in Mexico. The company was formed on July 25, 1996 and we launched our digital Ku-band DTH service on December 15, 1996. From our inception to the launch of DTH services, we were engaged principally in development and start-up activities.

     Since our inception, we have sustained substantial net losses and substantial negative cash flow. These losses are due primarily to start-up costs we incurred to develop our DTH service, satellite transponder commitments, expenses of increasing our subscriber base and financing costs. While we began receiving revenues from subscriptions in 1997, our operating costs, expenses and financing costs incurred exceeded these revenues during each of our six full years of operations. We expect to continue to experience net losses and negative cash flow for the next several years while we develop and expand our DTH service. See "Item 3: Key Information--Risk Factors--Risk Factors Related to Our Business--We May Never Generate Revenue Sufficient to Cover Our Costs". Since our inception, we have relied substantially upon proceeds from our senior notes and loans and capital contributions by Televisa, News Corporation and Liberty Media to fund our operations. Our expansion plans will continue to require substantial capital expenditures and investments, and we cannot assure you that our business will generate net profits or positive cash flow. See "--Liquidity and Capital Resources."

     During the years ended December 31, 2002, 2001 and 2000 we concentrated on managing and expanding our subscriber base and its quality, further developing the infrastructure and points of sale for distribution of our DTH service and acquiring quality programming. In 2002, we increased our subscriber base 2.0% from over 692,000 subscribers as of December 31, 2001 to approximately 705,900 subscribers as of December 31, 2002, even while facing several adverse situations such as the new 10% tax on telecommunication services, the repointing of antennas process, the lack of rights to transmit the World Cup soccer tournament in June 2002 and the economic recession.

     In 2001, we increased our subscriber base 17.2% from over 590,300 subscribers as of December 31, 2000 to approximately 692,000 subscribers as of December 31, 2001. In 2000, we increased our subscriber base approximately 44% from over 410,000 subscribers as of December 31, 1999. The above subscriber base figures do not include commercial subscribers, which are included as part of our subscriber base beginning only in the first quarter of 2003, as explained below.

     We believe four elements continue to drive the strong growth in our subscriber base:

         -    our superior programming content;

         -    our extensive distribution network and direct sales force;

         -    our competitive pricing policy; and

         -    our enhanced TV features.

     Our programming includes Televisa's four over-the-air channels, which we offer on a DTH exclusive basis and certain pay-TV exclusive soccer games and special events. Our distribution network includes an in-house sales force and 12 external, third-party master wholesalers, incorporating more than 3,600 points of sale. In addition to our basic programming costs, we incurred further costs during 2001 and 2002 in order to feature a number of free special events for subscribers to introduce them to Sky's new product offerings as well as high profile sporting events and reality shows.

     In our six full years of operations, we have derived most of our revenues from DTH programming fees, subscription fees, installation fees, rental fees and membership fees all paid by our subscribers. We are renting IRDs to our subscribers, and starting in October 2000 we began retaining title to the antennas and LNBs, and providing them to our subscribers to use as part of their subscriptions. Until we began retaining title to this equipment in October 2000, the various fees were equivalent to our Sky Kit sales. IRD rental fees, subscription fees, membership fees along with advertising sales revenue, accounted for approximately 36%, 29% and 30% of our revenues in the years ended December 31, 2002, 2001 and 2000, respectively. Programming fees, channel fees, pay-per-view fees, and special events fees accounted for approximately 67%, 70% and 68% of our revenue in the years ended December 31, 2002, 2001 and 2000, respectively. All of our revenues are generated in Mexico, principally from consumers. Our DTH revenues are principally a function of the number of subscribers, the mix of programming packages selected by the subscribers and the rates charged.

     Our principal operating costs and expenses originate from:

         -    programming costs,

         -    subscriber management (including call center costs),

         - the costs of providing, replacing and refurbishing equipment for subscribers,

         - transmission and related functions, including uplink and downlink services, and

         -    marketing and administration.

     Programming represents our largest cost at the present time. Subscriber management expenditures include our costs to operate our subscriber management system and conditional access system, both of which are largely dependent on DTH subscriber levels. Transmission and related costs, including technical costs, are largely dependent upon the number of transponders serving Innova. See
"Item 4: Information on the Company--Business Overview--Operations--Satellites."

     Our capital expenditures include the purchase of technical equipment, software and systems and IRDs. Our operating costs and capital expenditures from inception through fiscal year 2002 were financed by capital contributions and loans made by Televisa, News Corporation and Liberty Media, the proceeds of our senior notes and lately partially by our own generated cash flow. See "- Liquidity and Capital Resources."

NET SALES

     Our recurring revenues consist of fees paid by subscribers to receive one of our programming packages and pay-per-view services. Net sales for the year ended December 31, 2002 were Ps. 3,432.9 million, an increase of Ps. 166.9 million as compared with the year ended December 31, 2001. This increase was due primarily to the increase in the number of subscribers in 2002.

     We have experienced a continued upward trend in the number of subscribers each year since our inception, which generally increases our net sales. Our subscriber growth slowed during 2002, however, due primarily to:

         - the slowdown of the Mexican economy and consequent loss of consumer purchasing power;

         - cancellations due to the increase in our prices as a result of the 10% tax on telecommunications services effective January 2002;

         - cancellations by subscribers who did not have their satellite antenna re-pointed to the PAS-9 satellite; and

         - the lack of rights to broadcast the FIFA World Cup soccer tournament in June 2002.

     Nevertheless, our subscriber base experienced a 2% growth during 2002, as compared to 17.2% in 2001 and 44.2% in 2000. As of December 31, 2002, we had approximately 705,900 gross active residential subscribers as compared to approximately 692,000 at the end of fiscal year 2001, approximately 590,300 at December 31, 2000 and over 410,000 at December 31, 1999.

     In prior years, under Mexican GAAP, concession fees paid to the Mexican Government and to the actors and artists guild were recorded as a reduction in net sales. From January 1, 2002, these fees have been recorded in cost of sales, consistent with the accounting treatment under U.S. GAAP. Revenues under Mexican GAAP for the years ended December 31, 2001 and 2000 have been reclassified to conform with the presentation in the current year.

     Effective in the third quarter of 2002, in light of recent accounting guidance issued internationally as well as the increased acceptance by our subscribers of our prompt payment discount policy, we elected to reclassify the presentation of customer discounts in our consolidated statements of income. As a result of this reclassification, we now reflect such discount as a reduction of net sales. Previously, these discounts were recorded as financial expenses. Consequently, all prior comparative periods have been reclassified to conform with the current period's presentation.

     We recorded Ps. 3,432.9 million in net sales for the year ended December 31, 2002; Ps. 3,266.0 million for the year ended December 31, 2001 and Ps. 2,560.2 million for the year ended December 31, 2000. The 5.1% increase in net sales in 2002 and 27.6% increase in net sales in 2001 as compared to the respective prior year was the result of growth in our subscriber base and price increases.

     Effective January 15, 2002, we increased the prices of our programming packages, the IRD rental fee and other related services by approximately 12.5% on a weighted-average basis primarily to minimize the negative impact of the new 10% tax on telecommunication services. So far in 2003 we have not increased prices for our services. For more information regarding the new telecommunications tax, see "Item 4: Information on the Company--Overview of Business--Mexican Regulation of DTH Services--Telecommunications Tax."

OPERATING EXPENSES

     From the Company's inception through December 31, 2001, the Company classified certain expenses directly related to operations such as the costs of the call center and personnel who repair and refurbish IRDs' within the "Selling and Administration" expense line. As of January 1, 2002, the Company began classifying all these expenses within the "other operating expenses" line item along with those expenses previously classified within this line item, including the costs of repairs, refurbishment of IRD's and maintenance. As a result of this new classification, the Selling and Administrative expenses line items reflect only expenses related to those functions. In order to facilitate a meaningful comparison of 2002 with the prior years, we have reclassified the presentation of those expenses for the prior years as well. There is no impact on "Total Expenses" as a result of this new expense classification.

COST OF SALES

     From our inception through September 30, 2000, cost of sales had included all direct and indirect costs of transmitting our DTH service to subscribers. These costs principally included payments for satellite signal reception and retransmission service fees, fees/royalties paid to acquire programming, certain portions of sales commissions, fees paid to the Ministry of Communications and Transportation, payments to acquire Sky Kit components, fees paid to uplink, downlink and retransmit our signal to subscribers, and subscriber management fees. As of October 1,

2000, we began accounting for satellite transmission fees and the costs of Sky Kits differently as a result of operational changes.

     Cost of sales for the year ended December 31, 2002 was Ps. 1,062.8 million, a decrease of Ps. 160.1 million or 13.1% as compared with the year ended December 31, 2001 primarily due to fewer new subscriber activations in 2002 as compared with 2001 and resulting from our inclusion as part of our cost of sales the activation commissions that we pay to our sales network and master distributors. The cost of sales for the year ended December 31, 2001 was Ps. 1,222.9 million, a decrease of Ps. 135.7 million or 10.0% as compared to the cost of sales of Ps. 1,358.6 million for the year ended December 31, 2000, due primarily to transponder services costs that were recorded as part of cost of sales for nine months in 2000, while such costs were not recorded in 2001.

     As previously described, we used both PAS-9 and Solidaridad 2 to transmit our signals simultaneously between September 2000 and March 31, 2002. During that period, the use of Solidaridad 2 was redundant. In the fourth quarter of 2000, we recorded within the Ps. 430.9 million non-recurring non operating charge, the estimated redundancy costs of using Solidaridad 2 for the period from October 1, 2000 through December 31, 2001 (which was the date that we estimated that we would cease using this satellite). In 2002, we extended the use of Solidaridad 2 through March 31, 2002 and the additional Ps.14.1 million in rent payments was offset against the remaining unused reserve established in 2000 and also presented in non-recurring non operating charges.

     The PAS-9 arrangement has been recorded as a capital lease and consequently, the amortization of the lease asset is presented within the "depreciation and amortization" line item in the statement of operations.

     For the use of the PAS-9 satellite during the years ended December 31, 2002, 2001 and 2000 we recognized total satellite costs of Ps. 257.8 million, of which Ps. 98.0 million was recognized as depreciation expense and Ps. 159.8 million as interest expense; Ps. 252.4 million, of which Ps. 88.9 million was recognized as depreciation expense and Ps. 163.5 million as interest expense; and Ps. 84.0 million, of which Ps. 31.8 million was recognized as depreciation expense and Ps. 52.2 million as interest expense, respectively.

     For the use of the Solidaridad 2 satellite during the year ended December 31, 2000 we recognized total satellite costs of Ps. 205.4 million in cost of sales. In addition, in the year ended December 31, 2000 we recognized an extraordinary loss of Ps. 333.5 million for the redundant use of the Solidaridad 2 satellite corresponding to the remaining payments under the lease agreement through December 31, 2001.

     For the years ended December 31, 2002, 2001 and 2000, we incurred a total of Ps. 657.3 million, Ps. 650.3 million and Ps. 517.4 million in programming fees, respectively, representing an increase of Ps. 7.0 million or 1.1% from 2001 to 2002, and Ps. 132.9 million or 25.7% from 2000 to 2001. These increases resulted primarily from the growth in the number of our subscribers. Most of our programming agreements require us to pay a fee based upon the number of subscribers receiving the programming service. As our subscriber base increases, we experience an overall increase in our programming fees, but, in some cases, benefit from volume based discount rates. Programming fees are expected to increase in 2003, albeit at a slower rate, as the number of subscribers and audience levels increase and we receive the benefit of larger volume based discounts.

     We receive uplink and downlink services from TechCo at its Florida facilities and from Televisa at its Mexico City facility. In 2002, we expensed approximately Ps. 120.6 million for these costs as compared to approximately Ps.
128.4 million for the year ended December 31, 2001 and Ps. 135.3 million for the year ended December 31, 2000. Under the terms of the agreement between Innova and TechCo, we will pay TechCo. Ps. 99.4 million (approximately US$9.5 million) per year for uplink and downlink services over the ten-year life of the agreement. We have also entered into an agreement with Televisa for the provision of uplink and downlink, play out and compression services relating to locally-sourced programming, at its Mexico City facility. We estimate that our future annual commitments under these arrangements with Televisa will be Ps.
45.0 million (approximately US$4.3 million ) per year. We negotiate these fees with Televisa on at least an annual basis and we believe that the fees we paid for these services are comparable to what we would have paid an unaffiliated third party for similar services.

     From inception through September 30, 2000, we sold our entry level product, the Sky Kit, through our distribution network. The Sky Kit includes a satellite antenna and a low noise block, as well as installation and activation, the right to rent an IRD, and use a Smart Card, remote control and related components. We formerly recorded these costs as part of the cost of sales upon the sale to our distributors. As of October 1, 2000, however, we now retain ownership of all of the Sky Kit equipment, including the antenna, Smart Card and low noise block, in order to more easily remove the equipment when a subscriber cancels the service or we cancel the service for lack of payment. Because we now retain ownership of these assets, we record them in property, plant and equipment and amortize them over three years. For the year ended December 31, 2000, the cost of the Sky Kit equipment (antennas, low noise blocks, accessories and related equipment), including installation and warehouse costs, totaled Ps. 189.1 million.

     As described above, since January 1, 2002, concession fees paid to the Mexican Government and to the actors and artists guild are recorded in cost of sales. Our payment of 3.5% of programming revenues and subscriber maintenance fees each year to the Mexican government under the terms of our concessions, is included in our cost of sales. This payment will continue through the remainder of our concessions. See "Item 4: Information on the Company--Business Overview--Mexican Regulation of DTH Services--Our Concessions."

ADMINISTRATIVE EXPENSES

     Administrative expenses include all costs associated with our finance and administrative functions. These costs include labor, salaries and benefits, insurance, and professional fees. In the year ended December 31, 2002, our administrative expenses decreased Ps. 29.9 million or 19.7% to Ps. 121.5 million from Ps. 151.4 million for the year ended December 31, 2001. Administrative expenses increased Ps. 33.2 million or 28.1% to Ps. 151.4 million for the year ended December 31, 2001 from Ps. 118.2 million for the year ended December 31, 2000. These variances were due to the direct and indirect costs of hiring more personnel to service a greater number of subscribers during 2001 and reductions in costs as a result of other expense reductions during 2002.

SELLING EXPENSES

     Selling expenses consist of direct and indirect personnel costs for our sales force, commissions and bonuses we pay to distributors and independent sales agents, advertising and marketing costs, bad debt expenses and expenses associated with promotional materials. In the year ended December 31, 2002, our selling expenses increased Ps. 14.0 million or 1.7% to Ps. 832.8 million from Ps. 818.8 million for the year ended December 31, 2001. This increase was principally due to (i) more special events offered to subscribers at no cost,
(ii) higher promotional costs resulting from discounts given to subscribers, increased commissions we paid and internal costs relating to subscribers paying by credit card, and (iii) an increase in collections' commissions paid to banks.

     In the year ended December 31, 2001, our selling expenses increased Ps.
41.3 million or 5.3% to Ps. 818.8 million from Ps. 777.5 million for the year ended December 31, 2000. This increase was due to three factors: additional free special events offered to subscribers including certain exclusive sporting matches; an increase in commissions paid to our distribution network in order to maintain the wholesaler's margin reduced by lower subscription fees; and an increase in the reserve for costs, such as the write-off of accounts receivable and equipment of those subscribers whose antennas could not be re-pointed to the PAS-9 satellite during the first quarter of 2002. The reserve for charges incurred in connection with subscribers cancelled as a result of repointing amounted to approximately Ps. 21.1 million and our total allowance for doubtful accounts rose from Ps. 14.8 million to Ps. 84.8 million for the year ended December 31, 2001 as compared to the prior year.

OTHER OPERATING EXPENSES

     Other operating expenses include direct and indirect customer service costs, as call center and repair service personnel, equipment maintenance and repairs and IRD refurbishment costs. In the years ended December 31, 2002, 2001 and 2000, we recorded Ps. 481.8 million, Ps. 403.6 million and Ps. 536.8 million, respectively, in operating expenses. The increase of Ps. 78.6 million or 19.4% in 2002 was mainly due to higher recovery and repair of IRDs, technical equipment maintenance and the irrecoverable IRDs provision in connection with those subscribers cancelled as a result of the termination of the repointing process in the first quarter of 2002. Other operating expenses were substantially reduced in 2001 as compared with 2000 by Ps. 133.2 or 24.8%, since the costs of the substitution of smart cards were expensed in fiscal year 2000.

     We expect other operating expenses, including maintenance and repair of equipment such as IRDs, to continue to increase as a result of increases in the number of our subscribers and as a result of our increased successes in recovering and repairing IRDs which, in some instances, enables us to avoid purchasing new IRDs at higher costs.

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization includes depreciation of property and equipment and amortization of intangible assets and pre-operating expenses. We recorded Ps. 925.1 million in depreciation and amortization for the year ended December 31, 2002, as compared to Ps. 948.3 million for the year ended December 31, 2001 and Ps. 844.6 million for the year ended December 31, 2000. The decrease of Ps. 23.2 million from 2001 to 2002 was mainly due to the full depreciation of our pre-operating expense amortization in November of 2001, thus reducing the amount of total amortization during 2002. The increase of Ps. 103.7 million from 2000 to 2001 reflects the depreciation and amortization of additional investments in property and equipment, mainly IRDs, that we purchased for rental to subscribers and the impact of the capitalization of the fees for services from the PAS-9 satellite as required under both Mexican and U.S. GAAP.

     In October 2000, we began providing antennas, LNBs, Smart Cards and remote controls to our customers to use free of charge whereas prior to October 2000, we sold those items to our wholesalers, who in turn provided them to subscribers. Because we will now retain title to this equipment, we capitalize and amortize it over three years. As a result, the overall amounts we amortize will continue to rise over the next few years as we cumulatively amortize more antennas, LNBs and accessories. Those amounts will also increase as the number of our subscribers increases. However, the increases in amortization are largely offset by decreases in our cost of sales now that the purchases of these items are no longer recorded as cost of sales.

INTEGRAL RESULT OF FINANCING

     The integral result of financing can have a significant impact on the financial statements of a company in periods of high inflation. Mexican GAAP requires companies to present all financial effects of operating and financing the business under inflationary conditions in their income statements. Integral result of financing primarily includes:

         - interest earned on cash and temporary investments, interest paid on borrowed funds and interest earned and paid on accounts of affiliated companies;

         - foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

         - net gains or losses resulting from holding monetary assets and liabilities exposed to inflation.

     Our foreign currency-denominated assets and liabilities affect our foreign exchange position. We record a foreign exchange gain or loss if the exchange rate of the peso rises or falls compared to the other currencies in which our monetary assets or liabilities are denominated. On the other hand, if we have monetary liabilities that exceed our monetary assets during period of inflation, we will generate a monetary gain.

     We reported a negative integral result of financing of Ps. 1,647.8 million, Ps. 70.7 million and Ps. 352.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. The increase in cost in 2002 mainly resulted from a foreign exchange loss of Ps. 1,174.4 million for the year, due to the 13.9% devaluation of the peso versus the US dollar during 2002. The decrease in the integral cost of financing in 2001 as compared to 2000, is due to the 4.6% appreciation of the Mexican peso versus the U.S. dollar which resulted in an exchange gain of Ps. 371.0 million. This exchange gain in 2001 was offset primarily because of the increase in interest expense due to additional loans received from our owners and the interest expense related to the PAS-9 satellite that was expensed from September 2000 on. We generated monetary gains for the years ended December 31, 2002, 2001 and 2000, of Ps. 498.6 million, Ps. 442.4 million and Ps. 522.2 million, respectively. The increase in the gain from monetary position for 2002 as compared to 2001 was due to an increase in the net monetary liabilities in peso terms which more than offset the decrease in the Mexican inflation rate. The decrease in the gain from monetary position for 2001 as compared to 2000 was due to the decrease in net monetary liabilities in peso terms and a decrease in Mexican inflation.

PROVISION FOR TAXES

     Provision for taxes includes reserves for corporate income tax, asset tax, deferred income tax and employees' statutory profit sharing. We have not been required to make any provision for income taxes due to operating losses and we do not expect to make such provisions until we earn profits that exceed our offsetting tax loss carry-forwards. As of December 31, 2002, we had total tax loss carry-forwards of Ps. 7,217.5 million that we may, under certain circumstances, carry forward over ten years from the period they were generated. See Note 18 to our financial statements.

     The corporate income tax rate in Mexico was 35% in 2002, and is expected to decrease 1% each year in each of the following three years. From January 1, 2002 on, Mexican entities may no longer defer 5% of their corporate income tax on reinvested earnings.

     Also, from January 1, 2002 on, dividends, either in cash or in any other form, are not subject to Mexican withholding tax.

     We are also subject to an asset tax on the book value of certain assets. However, any income tax payments can be credited against asset tax payments. In 2000, 2001 and 2002 the asset tax rate was 1.8%. Under Mexican law, taxpayers cannot deduct from their asset tax basis debt contracted with nonresident companies or financial intermediaries. We challenged these provisions of Mexico's asset tax law but at the same time, and in order to avoid penalties and interest payments in the event we could lose the appeal, we paid approximately Ps. 43.2 million nominal (including interest) of tax on assets for the year ended December 31, 2001 in March of 2002; approximately Ps. 45.2 million nominal in monthly payments during the year ended December 31, 2002; and approximately Ps. 7.5 million nominal for the months of January and February 2003.

     On March 19, 2003, the court issued a resolution in our favor. Because the declaratory judgment was favorable to us, to the extent that the Asset Tax Law is not amended, we will be able to deduct debts payable to nonresidents from the asset tax basis. We are analyzing the alternatives open to us to recover the amount of Ps.88.4 million (plus interest and inflation effects) of payments made for the tax years 2001 and 2002. However, we cannot assure you that we will be successful in recovering this amount. The Ps. 7.5 million that was paid for the months of January and February of 2003, has already been recovered or credited to us.

     We were exempt from the asset tax in 1999, and only a minimal amount was due in 2000. For more information on this proceeding, see "Item 10: Additional Information-Legal Proceedings."

     Mexican law requires Mexican entities to pay employees profit sharing in an aggregate amount equal to 10% of our taxable income (calculated without reference to inflation adjustments or tax loss carry forwards). This profit sharing is in addition to agreed compensation and benefits. We have not been required to pay employee profit sharing because we have not generated taxable income.

U.S. GAAP RECONCILIATION

         Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP.

         Net (loss) under U.S. GAAP for the years ended December 31, 2002, 2001 and 2000 was (Ps. 1,799.8 million), (Ps. 930.7 million) and (Ps.1,408.5 million), respectively. Stockholders' deficit under U.S. GAAP as of December 31, 2002 and 2001 was (Ps. 6,850.8 million) and (Ps. 5,050.8 million), respectively. Differences between Mexican GAAP and U.S. GAAP for the years ended December 31, 2002, 2001 and 2000 include, but are not limited to: adjustments for the capitalization and amortization of pre-operating expenses; the provision for costs associated with re-pointing our subscribers' antennas from Solidaridad 2 to PAS-9, reversal of the accrual for the redundant use of Solidaridad 2 and the reversal of certain other accruals recorded under Mexican GAAP. Our most significant differences between Mexican GAAP and U.S. GAAP are summarized below. For a detailed discussion of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us for each of the years in the three year period ended December 31, 2002, see Note 21 to our consolidated financial statements.

         Under U.S. GAAP, cash flows provided by (used in) operating activities were Ps. 305.7 million, (Ps. 538.6 million) and (Ps. 734.5 million) as compared to resources provided by (used in) operating activities of (Ps. 333.1 million), Ps. 96.8 million and (Ps. 393.9 million) under Mexican GAAP for the years ended December 31, 2002, 2001 and 2000, respectively. The differences in determining resources provided by (used in) operating activities under Mexican GAAP and cash flow provided by (used in) operating activities under U.S. GAAP, as it relates to us, is primarily due to the requirement to exclude non-cash items in presenting cash flows under U.S. GAAP, whereas, the statement of changes in financial position under Mexican GAAP is determined based upon differences between beginning and ending financial statement balances in constant pesos. Among other differences, for U.S. GAAP purposes, we have excluded from operating cash flows gains from monetary position of Ps. 498.6 million, Ps. 432.2 million and Ps. 495.8 million for the years ended December 31, 2002, 2001 and 2000, respectively, and unrealized foreign currency gains and (losses) of (Ps. 1,022.9 million), Ps. 303.1 million and (Ps. 84.4 million), respectively.

         Cash flows provided by financing activities under U.S. GAAP were Ps.
263.6 million, Ps. 1,258.4 million and Ps. 859.0 million as compared to resources provided by financing activities of Ps. 872.0 million, Ps. 702.2 million and Ps. 2,249.9 million under Mexican GAAP for the years ended December 31, 2002, 2001 and 2000, respectively. U.S. GAAP financing activities primarily represent actual cash inflows and outflows from our receipt of cash. Under Mexican GAAP, resources provided by financing activities reflect changes in the balance sheet accounts, which include gains or losses from foreign currency fluctuations and gains from monetary position. In addition, the proceeds from the sale of restricted investments in 2000 were classified as financing activities under Mexican GAAP but as investing activities under US GAAP.

         Cash flows (used in) investing activities under U.S. GAAP were (Ps.
337.1 million), (Ps. 719.9 million) and (Ps. 366.3 million) as compared to resources (used in) investing activities of (Ps. 317.5 million), (Ps. 802.7 million) and (Ps. 2,118.7 million) under Mexican GAAP for the years ended December 31, 2002, 2001 and 2000, respectively. The difference in 2000 is primarily related to the satellite transponder obligation liability of (Ps. 1,432.5 million) recognized as a resource from investing activity under Mexican GAAP, but is considered a non-cash investing activity under U.S. GAAP. In addition, as noted above, in 2000 we recognized the cash inflow of Ps. 277.2 million from the sale of restricted investments as an investing activity under U.S. GAAP but as a financing activity under Mexican GAAP.

                         LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have been funded principally with capital contributions and loans from our owners as well as the proceeds from our senior notes. We have experienced, and expect to continue experiencing during the next few years, negative cash flow in our operations and to require continued access to financing sources. The roll-out and expansion of our Ku-band DTH pay television service has required substantial amounts of capital from inception through December 31, 2002 for:

         -    satellite transponder capacity;

         -    uplink and downlink services;

         - the construction of additional transmission facilities and related equipment and acquisition of call center and subscriber management assets;

         - the acquisition of Sky Kit components and the installation of the equipment at subscribers' locations;

         - the acquisition of assets from Grupo Medcom, S.A. de C.V., Imbursa, S.A. de C.V., Sociedad de Inversion de Capitales and Alejandro Palma; and

         - the funding of other operating losses and working capital requirements.

     In 2002, we used our capital, received primarily from our owners, for the funding of operating losses and other working capital requirements, including satellite transponder service costs, for payment of interest to bondholders and for the acquisition of Sky Kit components.

     We hold our cash and cash equivalent assets in both pesos and U.S. dollars. For the years ended December 31, 2002, 200, and 2000, resources provided by (used in) operating activities amounted to (Ps. 333.1 million), Ps. 96.8 million and (Ps. 393.9 million), respectively. The substantial increase in 2001 as compared to 2000 and 2002 was primarily due to our operating results. At the same time, net resources provided by financing activities totaled Ps. 872.0 million, Ps. 702.2 million and Ps. 2,249.9 million, respectively, for the years ended December 31, 2002, 2001 and 2000, consisting primarily of funds provided by our owners as capital increases and loans. The amount for 2000 includes Ps. 1,472.2 million due to the recording of the satellite transponder obligation.

     Resources used in investing activities represented Ps. 317.5 million for the year ended December 31, 2002, as compared to Ps. 802.7 million for the year ended December 31, 2001 and Ps. 2,118.7 million from the year ended December 31, 2000. The variance from 2000 to 2001 was principally due to the recording of our PAS-9 satellite arrangement as a capital lease in 2000. See "Contractual Obligations and Commercial Commitments" table below.

     We incurred total capital expenditures of approximately Ps. 317.5 million, Ps. 802.7 million and Ps. 686.1 million in fiscal years 2002, 2001 and 2000, respectively, which included transmission equipment, IRDs, computers, motor vehicles, low noise blocks and antennas. In 2001, we acquired approximately Ps.
13.7 million in call center equipment from Merkatel (which was part of a Ps.
24.2 million (plus VAT) transaction that also included substantial training materials and transitional support). The amount of our capital expenditures in the long term will depend on numerous factors beyond our control or ability to predict, including the availability of financing, nature of future expansion and acquisition opportunities, economic conditions, subscriber demand, competition and regulatory developments.

     The capital expenditures described above do not include acquisitions, which we could make to expand our business and/or to enter into complementary businesses. In the future, we may consider acquisitions of, investments in, or joint ventures with, other companies.

     In 2000, 2001 and 2002 we continued to rely principally on capital contributions and loans from Televisa, News Corporation, Liberty Media and their affiliates to fund our operating costs. From our inception through March 31, 2003, our owners have contributed an aggregate of US$458.9 million to us, including US$149.0 million in the form of equity and US$309.9 million in the form of long-term loans, with the last loan made in March 2002.

     In the past three years, our owners have made amounts in loans and equity available to us, depending on our monthly funding requirements for capital expenditures and operations. Our owners increased our equity capital by US$49.0 million in 1999 pro-rata, based on their respective equity interests in the Company. Our owners also loaned us and, in one instance, our subsidiary Novavision, a total of US$41.6 million in 1999. The owners lent us another US$81.0 million in 2000, US$132.8 million in 2001 and US$29.5 million in 2002. On July 22, 2002, we entered into a credit agreement with our owners to memorialize the terms of certain of the loans described above. This credit agreement also requires us to execute promissory notes to evidence the loans we received from our owners from 2000 to 2002 as well as to evidence any new loans we obtain from our owners. The loans each bear a fixed interest rate of 9% per annum and are payable at maturity, including any applicable withholding taxes, and mature ten years from the date of disbursement. We may be required to make periodic payments of interest or principal on these loans if we jointly agree with our owners to modify or accelerate their maturity dates. In addition, the indenture governing our senior notes restricts the amount of indebtedness we can incur and in some instances restricts how we can use the amounts we receive in loans from our owners. For further discussion of our indebtedness to our owners, see "Item 7: Major Shareholders and Related Party Transactions-Related Party Transactions-Loans and Capital Contributions from Our Owners."

         We expect to continue to meet our additional ordinary course financing requirements principally through cash flow from operations and, if needed, additional capital contributions or loans from our owners. In the event of significant expenditures or acquisitions, we could make use of other sources of liquidity such as public or private offerings of equity and/or debt securities, and/or commercial bank loans if they come available. Our owners have informally committed to lend us up to approximately US$25.0 million during fiscal year 2003, based on our business plan. So far in 2003, we have not required any of this funding, as our cash flow from operations has met our current needs. We cannot assure you, however, that we will not require this funding from our owners later this year, or that we will not require additional loans from our owners in future years. We have no current arrangements with respect to sources of additional financing other than our owners. We cannot assure you that additional financing will be available to us or, if available, that such financing can be obtained on terms acceptable to us. Our ability to obtain future financing is limited by the terms of the indenture governing our 12 7/8 % senior notes and may be further limited by the terms of any future financing arrangements. Failure to obtain future financing could delay or prevent our development and expansion plans, impair our ability to meet our debt service requirements (including our obligations with respect to the senior notes) or other obligations (such as transponder service commitments), and have a material adverse effect on our business. See "Item 3: Key Information-Risk Factors--Risk Factors Related to Our Business--Our Significant Debt Levels Limit Our Ability to Fund Our Operations and Could Lead to Difficulties in Obtaining New Sources of Financing Required to Continue Operations."

               CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

     Innova's contractual obligations and commercial commitments consist primarily of credit facilities, as described above. The following table provides details regarding Innova's contractual and commercial obligations subsequent to December 31, 2002:

                             PAYMENTS DUE BY PERIOD
                                 (IN THOUSANDS)

                                                        LESS THAN     12-36       36-60     AFTER 60
                                             TOTAL      12 MONTHS     MONTHS      MONTHS     MONTHS
                                             -----      ---------     ------      ------     ------

                                                                       2004-       2006-     BEYOND
                                                           2003        2005        2007       2007
LONG-TERM LOANS
   Senior Exchange Notes(1) .............    $375,000           -           -    $375,000           -
   Stockholders loans(2) ................    $309,900           -           -           -    $309,900

OTHER LONG-TERM OBLIGATIONS
   Capital lease - satellite
     transponder(3) .....................    $258,800    $ 20,400    $ 40,800    $ 40,800    $156,800
   Advertising agreement with
     Televisa(4) ........................    $ 11,500    $ 11,500           -           -           -
   Advertising agreement with TV
     Azteca(5) ..........................    $  7,900    $  3,700    $  4,200           -           -
   Software and License agreement
     with CSG (New SMS)(6) ..............    $  6,949    $  2,058    $  1,147    $  1,021    $  2,723
   Soccer games exclusive rights
     from Televisa(7) ...................    $  3,000    $  3,000           -           -           -
   Reality shows BigBrother2 and
     BigBrother VIP2 from Televisa(7) ...    $  2,100    $  2,100           -           -           -
   Rights to rebroadcast TV
     Azteca channels(5) .................    $    600    $    300    $    300           -           -
   Other liabilities ....................           -           -           -           -           -
                                             --------------------------------------------------------
TOTAL CONTRACTUAL OBLIGATIONS ...........    $975,749    $ 43,058    $ 46,447    $416,821    $469,423
                                             --------------------------------------------------------

(1) In April 1997, Innova issued U.S. Dollar denominated senior unsecured fixed rate notes in an aggregate principal amount of US$375 million, with semi-annual interest payable at a rate of 12 7/8% per annum. See "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources."

(2) In 1998, 1999, 2000, 2001 and 2002 we received funding from our stockholders as long-term loans of US$25.0 million, US$41.6 million, US$81.0 million, US$132.8 million and US$29.5 million respectively. These loans accrue interest at a fixed rate of 9% per annum (plus any applicable withholding taxes) and mature in 10 years from the date on which the funds were received. See "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources."

(3) In February 1999, Innova entered into a U.S. Dollar denominated agreement with PanAmSat for the use of 12 transponders on the PAS-9 satellite. The term of the agreement is for the expected economic useful life of the satellite, which was approximately 15 years at launch. Accordingly, under generally accepted accounting principles the agreement is accounted for as a capital lease, and we recognized on our balance sheet a satellite transponder asset and a corresponding liability equal to the net present value of the monthly payments of US$1.7 million over the 15 year term of the agreement. See "Item 5. Operating and Financial Review and Prospects -- Results of Operations -- Cost of Sales."

(4) See "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions -- Ongoing Service Arrangements with Other Related Parties -- Advertising."

(5)  See "-Trend Information" below for more details.

(6)  Includes license fees and technical support services. See "Item 10:
     Additional Information-- Material Contracts-- New Subscriber Management System Contract."

(7) See "Item 7. Major Shareholders and Related Party Transactions-- Related Party Transactions-- Programming Arrangements with Related Parties."

                    AMOUNT OF COMMITMENTS EXPIRING BY PERIOD
                                 (IN THOUSANDS)

                                                                    LESS THAN       12-36       36-60      AFTER 60
                                                        TOTAL       12 MONTHS       MONTHS      MONTHS      MONTHS
                                                        -----       ---------       ------      ------      ------

                                                                      2003           2004-       2006-     SUBSEQUENT
                                                                                     2005        2007       TO 2007
Systems agreement with NDS(1).................         $11,000       $11,000           -            -           -
Consulting services agreement with CSG(2).....         $ 3,865       $ 3,865           -            -           -
                                                       -------------------------------------------------------------
                                                       $14,865       $14,865           -            -           -
                                                       -------------------------------------------------------------

(1) See "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions -- Ongoing Service Arrangements with Other Related Parties -- Systems Agreement between Innova and NDS."

(2) See "Item 10: Additional Information-- Material Contracts-- New Subscriber Management System Contract."

              RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     We do not have any significant internal research and development programs. We generally purchase any new technologies used to upgrade our services from our suppliers.

                                TREND INFORMATION

         During the first quarter of 2003, we continued to grow our subscriber base. As of March 31, 2003, we had approximately 779,700 subscribers, an increase of 7.3% as compared with approximately 726,700 subscribers as of March 31, 2002. These subscriber numbers include approximately 41,400 commercial subscribers as of March 31, 2003 and approximately 25,400 commercial subscribers as of March 31, 2002. Our commercial subscribers generate substantially less revenue per subscriber than our residential subscribers. We believe the increase in subscriber activations is due to the quality of our programming content and our promotional programs.

         We believe the main factor causing subscriber cancellations during the first quarter of 2003, as with the last quarter of 2002, was the continuing weakness in the Mexican economy. Nevertheless, we experienced a decrease in the rate of subscriber cancellations as compared to the last four quarters. We believe the main events causing subscriber cancellations during 2002 were the new 10% tax on telecommunication services, the process of repointing of antennas, the lack of rights to transmit the World Cup in June 2002 and the economic recession.

         On June 2002 we executed an agreement with TV Azteca for the rights to rebroadcast their over-the-air Channels 7 and 13 (including the right to delay the broadcast of channel 13 on other DTH systems for up to 2 hours) for a monthly fee of US$25,000 through the end of 2004. We also committed to purchase up to US$10.6 million in advertising from them over three years in addition to the Ps. 120.0 million in advertising we are paying to Televisa in 2003. Additionally, we have the option to purchase from TV Azteca the right to broadcast certain soccer matches for the soccer seasons 2002 through 2004 at a price to be determined before initiation of each season and a non-exclusive right to broadcast such matches on a delayed basis.

         We challenged certain provisions of Mexico's asset tax law that prohibit us from deducting loans from non-Mexican sources from our asset tax basis and in order to avoid penalties and interest payments in the event we could lose the appeal, we paid approximately Ps. 43.2 million nominal (including interest) of tax on assets for the year ended December 31, 2001 in March of 2002; approximately Ps. 45.2 million nominal in monthly payments during the year ended December 31, 2002; and approximately Ps. 7.5 million nominal for the months of January and February 2003. On March 19, 2003, the court issued a resolution in our favor. Since the declaratory judgment was favorable to us, to the extent that the Asset Tax Law is not amended, we will be able to deduct debts payable to nonresidents from the asset tax basis. We are analyzing the alternatives available to us to recover the amount of Ps.88.4 million (plus interest and inflation effects) of payments made for the tax years 2001 and 2002; however, we can not assure you that we will successfully recover this amount. Amounts paid for the months of January and February of 2003, have already been recovered or credited to us. See "Item 10: Additional Information--Taxation--Mexican Taxation" and "Item 5: Operating and Financial Review and Prospects--Results of Operations - Provision for Taxes".

     On March 18, 2003, DIRECTV Latin America, LLC, or DLA, announced that it had filed a voluntary petition for bankruptcy protection, under Chapter 11 of the U.S. Bankruptcy Code, in the U.S. Bankruptcy Court in Wilmington, Delaware. DLA cited its debt burden and high fixed costs and listed liabilities of US$1.6 billion as of the end of 2002. DLA also reported a loss of 54,000 net subscribers in the first quarter of 2003 or 7% of its subscriber base. DLA is a competitor of ours that provides DTH programming and services in Mexico through an affiliated Mexican operating company, DIRECTV Mexico. According to its 2002 annual report, Hughes Electronics Corporation, or Hughes, owns approximately 75% of DLA and holds significant indirect interest in DIRECTV Mexico. On April 9, 2003, News Corporation announced that it reached a definitive agreement with General Motors Corporation and Hughes in which a subsidiary of News Corporation would acquire General Motors' 19.9% stake in Hughes and a further 14.1% of Hughes from public shareholders and General Motors' pension and other benefit plans, for a total of 34% of Hughes. If the agreement is consummated a subsidiary of News Corporation will transfer its 34% ownership interest in Hughes' common stock to Fox Entertainment Group, Inc., an 80.6% owned News Corporation subsidiary. The businesses contained in Hughes include a leading U.S. satellite broadcaster DIRECTV, which has more than 11 million subscribers; an 81% equity holding in satellite operator PanAmSat; and Hughes Network Systems, a provider of broadband satellite network solutions.

     This agreement is subject to a number of conditions including the receipt of required regulatory approvals in the United States and elsewhere, and no assurance can be given that this acquisition will be consummated, or, if consummated, that it will occur on the terms announced on April 9, 2003. Additionally, our Social Part Holders Agreement provides that neither Televisa nor News Corporation may directly or indirectly operate or acquire an interest in any business that operates a DTH satellite system in Mexico (subject to certain limited exceptions). If News Corporation were to consummate the proposed acquisition of an interest in Hughes while Hughes continued to own an interest in DIRECTV, News Corporation would become an indirect owner of DIRECTV Mexico, our DTH competitor. Accordingly, under our Social Part Holders Agreement any such acquisition of an indirect interest in the Mexican operations of DLA would require the consent of us and Televisa. We cannot predict what impact either the DLA bankruptcy or, if consummated, News Corporation's acquisition of an interest in Hughes, will have on the competitive environment for DTH in Mexico. See "Item 3: Key Information--Risk Factors--Risk Factors Related to Our Business--We face Intense Competition in the Pay Television Market in Mexico," and "--We Have Significant Transactions With Our Owners Who Are Involved in Related Businesses Which Creates the Potential for Conflicts of Interest," "--One of Our Owners, News Corporation, May Acquire Significant Interests in DIRECTV, Our DTH Competitor in Mexico, and PanAmSat, Our Sole Satellite Provider, and We Cannot Predict What Effect This Will Have On Us" and "--Our Equity Holders Have, or May Acquire, Interests in Other Pay Television Operations in Mexico Which Compete with Us for Customers and Business Opportunities," and "Item 4: Information on the Company--Business Overview--Competition."

In October 2002, Globopar announced that it will reevaluate its capital structure due to significant devaluation of the Real, deteriorating economic conditions in Brazil and significant reduction in credit available to Brazilian companies. Globopar and certain of its subsidiaries are rescheduling their financial debt obligations and currently reviewing its business plans together with certain holders of Globopar's bank debt and bonds. As a result of Globopar's financial condition, since September 2002, Globopar has ceased providing financial support to DTH TechCo and MCOP, and MCOP, in turn, has ceased making payments to DTH TechCo, which payments, we believe, previously accounted for over 50% of DTH TechCo's revenue. Televisa, News Corporation and Liberty Media have begun funding DTH TechCo's operating cash shortfall through loans and we understand that they currently intend to continue doing so. However, our owners are not obligated to provide funding to DTH TechCo and we cannot assure you that continued funding will be available. If, as a result of its financial condition and restructuring, Globopar fails to make its contributions to DTH TechCo, and its other owners, including Televisa, do not make up the shortfall, then DTH TechCo's ability to provide service to us, and our ability to provide services to our customers could be compromised. See "Item 3: Key Information--Risk Factors--Risk Factors Related to Our Business-- If Our Affiliate DTH TechCo is Unable to Obtain Funding, It May Not Be Able to Provide a Necessary Service for our Operations, Which Could Adversely Affect Our Business, Financial Condition and Results of Operations."

         On April 21, 2003 a U.S. Bankruptcy Judge authorized DLA to reject its agreement for the exclusive rights, in several Latin America countries including Mexico, to broadcast the 2006 FIFA World Cup soccer tournament. As a result, we believe the programming disadvantage we faced in 2002, when DIRECTV Latin America had the exclusive Latin American rights to broadcast the World Cup soccer tournament, may be reduced. We cannot predict what effect this will have on our ability to attract new subscribers or retain existing subscribers. See "Item 3: Key Information--Risk Factors--Risk Factors Related to Our Business--We face Intense Competition in the Pay Television Market in Mexico," and "--We May Not Be Successful in Expanding or Maintaining Our Subscriber Base."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                         DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

     The management of our business is vested in our Board of Directors. Under our bylaws, our Board of Directors currently consists of ten directors (and up to ten alternate directors), including six directors (and up to six alternate directors) selected by Televisa and four directors (and up to four alternate directors) selected by News Corporation. Our Directors serve until they are replaced.

     The following table sets forth the names of our current directors and their alternates, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors or alternate directors.

                                                                                                     FIRST
    NAME AND DATE OF BIRTH          PRINCIPAL OCCUPATION             BUSINESS EXPERIENCE            ELECTED
-----------------------------   ----------------------------      ----------------------------     ---------
DIRECTORS APPOINTED BY TELEVISA:

Emilio Azcarraga Jean           Chairman of the Board,            Member of the Boards of             1996
  (02/21/68)                    President and Chief Executive     Telefonos de Mexico, S.A. de
                                Officer and President of the      C.V. and Banco Nacional de
                                Executive Committee of Grupo      Mexico, S.A. and Vice
                                Televisa                          Chairman of the Board of
                                                                  Univision

Alexandre Moreira Penna         Vice President of Corporate       Former Managing Director of         2002
  da Silva                      Finance of Grupo Televisa         JPMorgan Chase
  (12/25/54)

                                                                                                     FIRST
    NAME AND DATE OF BIRTH          PRINCIPAL OCCUPATION             BUSINESS EXPERIENCE            ELECTED
-----------------------------   ----------------------------      ----------------------------     ---------
Alfonso de Angoitia Noriega     Executive Vice President and      Alternate Member of the Board       1998
  (01/17/62)                    Chief Financial Officer and       of Univision and Partner,
                                Member of the Executive           Mijares, Angoitia, Cortes y
                                Committee of Grupo Televisa       Fuentes, S.C. (1994 - 1999)

Jose Antonio Baston Patino      Corporate Vice President of       Former Vice President of            2000
  (04/13/68)                    Television and Member of the      Operations of Grupo Televisa,
                                Executive Committee of Grupo      former General Director of
                                Televisa                          Programming of Grupo Televisa
                                                                  and former Member of the
                                                                  Board of Univision

Juan Sebastian Mijares Ortega   Secretary of the Board,           Partner, Mijares, Angoitia,         2000
  (10/04/59)                    Secretary of the Executive        Cortes y Fuentes, S.C. (1994
                                Committee and Vice President--    -2000), Member and Secretary
                                Legal and General Counsel of      of the Board of Bank of
                                Grupo Televisa                    Tokyo-Mitsubishi Bank-Mexico
                                                                  and Member of the Boards of
                                                                  Afore Banamex, S.A. de C.V.
                                                                  and Union de
                                                                  Telecomunicaciones de
                                                                  Iberoamerica, A.C.

Pablo Abel Vazquez Oria         Chief Executive Officer of        Former Chief Executive              2002
  (06/29/67)                    Innova                            Officer of Cablevision,
                                                                  former General Manager of
                                                                  national subsidiaries of
                                                                  Televisa and former General
                                                                  Manager of AhorraSi, S.A. de
                                                                  C.V.

DIRECTORS APPOINTED BY NEWS CORPORATION:

Paul Haggerty                   Executive Vice President -        Former Executive Vice               1999
  (11/03/59)                    Finance of News Corporation       President and Chief Financial
                                                                  Officer of Fox Television
                                                                  (1997-2001).

Lawrence Jacobs                 Executive Vice President and      Senior Vice President and           2002
  (05/04/55)                    Deputy General Counsel of News    Deputy General Counsel of
                                Corporation                       News Corporation

Romulo Pontual                  Executive Vice President,         Former Executive Vice               2000
  (12/13/59)                    Television Platforms of News      President, News Technology
                                Corporation; Vice Chairman of     (1999-2002), Senior Vice
                                the Board of Directors of Innova  President (1998-1999) and
                                                                  Vice President of Space
                                                                  Technology (1996-1998) of
                                                                  News Corporation

                                                                                                     FIRST
    NAME AND DATE OF BIRTH          PRINCIPAL OCCUPATION             BUSINESS EXPERIENCE            ELECTED
-----------------------------   ----------------------------      ----------------------------     ---------
Jacopo Bracco                   Vice President , Television       Former Vice President,              2002
  (3/12/68)                     Platforms of News Corporation     Satellite Distribution and
                                                                  Business Development for Fox
                                                                  Entertainment Group
                                                                  (2001-2002), previously
                                                                  Director (1999-2001)

ALTERNATE DIRECTORS APPOINTED BY TELEVISA:

Rafael Carabias Principe        Vice President of                 Former Member of the Boards         2000
  (11/13/44)                    Administration of Grupo           of Promecap, S.C., Grupo
                                Televisa                          Financiero del Sureste, S.A.
                                                                  and former Director of
                                                                  Corporate Finance of
                                                                  Scotiabank Inverlat, S.A.

Jose Antonio Lara del            Vice President-- Tax of Grupo    Former Tax Director of Grupo        2002
  Olmo                           Televisa                         Televisa and former Associate
  (09/02/70)                                                      of Chevez, Ruiz, Zamarripa y
                                                                  Cia, S.C.

Jorge Lutteroth Echegoyen       Controller and Vice President     Former Senior Partner of            2000
  (01/24/53)                    of Grupo Televisa                 Coopers & Lybrand Despacho
                                                                  Roberto Casas Alatriste, S.C.

Salvi Folch Viadero             Vice President of Financial       Former Chief Executive              2002
  (08/16/67)                    Planning of Grupo Televisa        Officer and Chief Financial
                                                                  Officer of Comercio MAS, S.A.
                                                                  de C.V. and former Vice
                                                                  Chairman of Banking
                                                                  Supervision of the National
                                                                  Banking and Securities
                                                                  Commission

Maria Azucena Dominguez         Legal Corporate Director of       Former Legal Corporate              2000
  Cobian                        Televisa Corporacion              Director of Innova
  (07/30/57)

Joaquin Balcarcel Santa Cruz    Director-- Legal Department of    Former associate at Martinez,       2000
  (01/04/69)                    Grupo Televisa                    Algaba, Estrella, De Haro y
                                                                  Galvan-Duque, S.C.

ALTERNATE DIRECTORS APPOINTED BY NEWS CORPORATION:

Michael Doodan                  Executive Vice President of                                           1997
  (6/26/46)                     Legal and Business Affairs of
                                Twentieth Century Fox Film
                                Corporation

Emilio Carrillo Gamboa          Senior Partner at Bufete                                              1997
  (10/16/37)                    Carrillo Gamboa, S.C.

Paula Wardynski                 Vice President-Treasurer of                                           1998
  (3/23/58)                     News America Incorporated

SENIOR MANAGEMENT

         Under our bylaws, our Chief Executive Officer and Chief Financial Officer are appointed by Televisa, subject to the approval of News Corporation, and may be removed by mutual agreement of Televisa and News Corporation without cause or by either of them with reasonable cause. The Chief Executive Officer has broad responsibility for the day-to-day operations of Innova. The Chief Financial Officer or the Executive Director of Finance and Administration has responsibility for all budgetary, financial and cash management duties.

     The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience and the year in which they were appointed to their current positions:

                                                                                                      FIRST
  NAME AND DATE OF BIRTH                CURRENT POSITION               BUSINESS EXPERIENCE          APPOINTED
--------------------------          ------------------------       ---------------------------      ---------
Pablo Abel Vazquez Oria             Chief Executive Officer        Former Chief Executive              2002
  (06/29/67)                                                       Officer of Cablevision,
                                                                   former General Manager of
                                                                   national subsidiaries of
                                                                   Televisa and former General
                                                                   Manager of AhorraSi, S.A.
                                                                   de C.V.

Carlos Ferreiro Rivas               Chief Financial Officer and    Former Director of                  2002
  (11/19/68)                        Executive Director of          Corporate Finance of
                                    Finance and Administration     Televisa, former Director
                                                                   of Credit Risk at Banco
                                                                   Santander, and former
                                                                   Manager in Corporate
                                                                   Banking of Grupo Financiero
                                                                   Inverlat

Jorge Todd Alvarez                  Chief Commercial Officer       Former Director of Sales            1996
   (07/18/56)                                                      and Distribution of Innova
                                                                   and former Director of
                                                                   Sales of Multivision

                                  COMPENSATION

     For the year ended December 31, 2002, we paid Ps. 14.4 million (nominal) in aggregate compensation to our executive officers for their services in all capacities. We did not pay any compensation to our directors and alternate directors of the Board in 2002. We did not issue any stock options or provide any pension, retirement or similar benefits to our directors, alternate directors and executive officers in 2002.

                                 BOARD PRACTICES

     Our directors and alternate directors do not serve on the Board for limited terms. They generally serve until replaced. Our directors and alternate directors are not entitled to receive any benefits from Innova or its subsidiaries upon their termination.

EXECUTIVE COMMITTEE

     The Board has delegated certain responsibilities to an Executive Committee that consists of Messrs. Azcarraga Jean, de Angoitia N., Vazquez O., Pontual, Haggerty and Bracco. The alternate members of the committee are Messrs. Mijares O., Balcarcel S., Lara del O., Jacobs, Carrillo G. and Ms. Wardynski. The Executive Committee generally acts on matters in the absence of the Board of Directors. Our equity holders must approve our annual audited financial statements. Questions of executive compensation are considered, reviewed and approved by the entire Board of Directors.

                                    EMPLOYEES

     As of December 31, 2002, we employed 1,834 people in Mexico, including full-time and part-time employees, with approximately 87 in transmission and technology related functions, approximately 510 in marketing and sales, approximately 1,017 in client services and subscriber handling and approximately 220 in management, finance, personnel and administration. This represents an overall decrease of 532 employees as compared to the end of December 2001. In 2002, we reduced the number of employees, primarily due to the end of special projects such as the repointing of antennas and the Smart Card changeover, as well as other adjustments in order to improve efficiency in our platform.

                                 SHARE OWNERSHIP

         All of our social parts are owned by subsidiaries of Televisa, News Corporation, and Liberty Media. None of our directors, alternate directors or officers own any direct equity interest in Innova, although they may own indirect interests through their ownership of interests of Televisa, News Corporation or Liberty Media. We do not sponsor any program whereby our directors, alternate directors, officers, or employees may participate in our capital.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

     The following table sets forth certain information with respect to the current beneficial ownership of our equity interests:

                                                             AMOUNT AND NATURE                    PERCENTAGE
NAME OF BENEFICIAL OWNER                                       OF OWNERSHIP                        OWNERSHIP
------------------------                                       ------------                        ---------

SKY DTH, S. de R.L. de C.V...........................     Series A-1 Social Part                       60%
News DTH (Mexico) Investment Ltd.....................     Series B-1 Social Part                       30%
Liberty Mexico DTH, Inc. ............................     Series B-2 Social Part                       10%

     SKY DTH is an indirect, wholly owned subsidiary of Televisa. News DTH is an indirect, wholly owned subsidiary of News Corporation. Liberty Mexico is an indirect, wholly owned subsidiary of Liberty Media.

     The relations between our equity owners are governed by our bylaws and a Social Part Holders Agreement among Televisa, News Corporation, Innova and its owners, dated March 6, 1997. Our bylaws were amended on December 22, 1998 to convert Innova into a limited liability company with variable capital and to reflect the sale of a ten percent interest represented by the Series B-2 Social Parts to Liberty Mexico.

SECURITIES HELD IN HOST COUNTRY

     All of our senior notes are held of record in the United States by one record holder.

CONTROL

     Televisa, through its subsidiaries, owns approximately 60% of Innova's total voting power, subject to certain provisions of the bylaws and the Social Part Holders Agreement (discussed below). Our owners may only take significant actions with the affirmative vote of both Televisa and News Corporation under the bylaws and Social Part Holders Agreements. For a description, see "Item 10:
Additional Information--Bylaws." Under our Social Part Holders Agreement, Televisa and News Corporation have agreed not to engage in the DTH business in Mexico except through us. Televisa also owns interests in businesses that compete with us for customers in the Mexican pay television market. Specifically, Televisa controls and owns a majority interest in Cablevision, the operator of Mexico's largest cable television system. See "Item 4: Information on the Company--Business Overview--Competition--Cable Television and MMDS."

                           RELATED PARTY TRANSACTIONS

     We have engaged in, and expect to continue to engage in, a significant number and variety of related party transactions, including, but not limited to, the transactions summarized in Note 9 of our financial statements. Note 9 to the financial statements provides other information required to be made publicly available in Mexico with regard to the interest of management in certain transactions. Several other related party transactions not required to be listed here are included as Exhibits to this document. We have not performed any studies or analyses to determine whether the terms of past transactions with related parties have been on an arms' length basis. Although we believe that transactions with our affiliates are generally conducted on an arms' length basis and at market prices, conflicts of interest are inherent in such transactions. See "Item 3: Key Information-Risk Factors-Risk Factors Related to Our Business-Our Equity Holders Have, or May Acquire, Interests in Other Pay Television Operations in Mexico Which Compete with Us for Customers and Business Opportunities;" and "--We Have Significant Transactions With Our Owners Who Are Involved in Related Businesses Which Creates the Potential for Conflicts of Interest."

LOANS AND CAPITAL CONTRIBUTIONS FROM OUR OWNERS

     We, and our subsidiary Novavision, owe our owners a total of US$309.9 million plus accrued and unpaid interest for loans extended to us by our owners since our inception through March 31, 2003 (including a total of US$8.3 million that has been loaned to Novavision). The loans were made by our owners in proportion to each of their respective equity interests in Innova over the period 1998 through 2002. The loans bear a fixed interest rate of 9% per annum payable at maturity, including any applicable withholding taxes, and mature between 2008 and 2012. We may be required to make periodic payments of interest or principal on these loans if we jointly agree with our owners to modify or accelerate their maturity dates. In June 2002, we entered into a credit agreement with our owners to memorialize the terms of certain of these loans. This credit agreement also requires us to execute promissory notes to evidence the loans we received from our owners from 2000 to 2002 as well as to evidence any new loans we obtain from our owners. We expect that our owners will provide, if necessary, up to an aggregate amount of US$25.0 million to meet our cash requirements during 2003, although they are not obligated to do so.

     During the period 1996 to 1999, we received capital contributions from our owners in proportion to their respective equity interests in Innova in an aggregate amount equal to US$149.0 million. This amount included forgiveness of debt amounting to Ps. 424.0 million.

PROGRAMMING ARRANGEMENTS WITH RELATED PARTIES

     We obtain, and anticipate that we will continue to obtain, significant programming on an exclusive DTH basis from Televisa and News Corporation under our Social Part Holders' Agreement. We compete, in part, based on this exclusive programming. In 2002 and 2001, we paid Ps. 179.0 million and Ps. 143.5 million to News Corporation and Televisa affiliates for the exclusive broadcast of their programming. We also have the option to engage the services of Sky Entertainment Programming Latin America, a News Corporation affiliate, to acquire certain programming products and services on a region-wide basis in Latin America, under an Agency Agreement, dated July 3, 1997. For a description of the risks associated with our programming arrangements, see "Item 3: Key Information--Risk Factors--Risk Factors Related to Our Business--Our Ability To Attract Subscribers Depends on the Availability of Desirable Programming from Third Party Programmers" and "Item 4: Information on the Company-Business Overview-Programming and Services."

     In addition, we had and continue to have the exclusive rights to rebroadcast and distribute certain Mexican Soccer League programming from the 2001-2003 seasons and Mexican Boxing programming from the 2001-2002 seasons under a separate agreement with Televisa. Specifically, these included the exclusive transmission rights with respect to all TV media and local block-out rights over 20% of the professional Mexican Soccer League programming during the summer and winter seasons of 2001 and 2002; exclusive transmission rights with respect to all TV media and local block-out rights over 10% of the professional Mexican Soccer League programming during the summer season of 2003; exclusive local block-out rights, limited to the relevant territory (Monterrey, Puebla or Guadalajara), with respect to all TV media for all soccer matches where any of the Monterrey, Puebla or Atlas teams is playing; and exclusive transmission rights with respect to all TV media to all Mexican Boxing programming during the calendar years 2001 and 2002. We paid and will pay Televisa a total of US$15 million over three years for the license to these events: US$6 million for all programming which was licensed during 2001; US$6 million for all programming which was licensed during 2002; and US$3 million for all programming licensed through the end of the soccer summer season for the year 2003, subject to set-off pursuant to all or agreement by the parties.

     During 2002 we entered in two separate agreements with Televisa to obtain the exclusive pay-TV transmission rights of the reality shows Big Brother, Big Brother VIP and Operacion Triunfo and to help fund the production of Big Brother VIP and Operacion Triunfo. We broadcasted these reality shows through our interactive channels 24 hours-per-day. We paid Televisa a total of US$6.0 million for the license to these events. During 2003 we negotiated again the exclusive pay-TV transmission rights for the reality shows Big Brother 2 and Big Brother VIP 2 with Televisa for a total amount of Ps. 28.0 million.

COMPETITIVE ACTIVITIES

     Under our Social Part Holders Agreement, subject to certain exceptions, , Televisa and News Corporation have agreed not to directly or indirectly own, manage, operate, control or finance and business or enterprise which operates a competing DTH service in Mexico.

ONGOING SERVICE ARRANGEMENTS WITH OTHER RELATED PARTIES

     UPLINK SERVICES AGREEMENT

     DTH TechCo Partners, or TechCo, provides us with play-out and uplink functions and related services such as head-end operation from two sites in the United States: a main uplink facility in Miami Lakes, Florida and a redundancy site in Port St. Lucie, Florida. In 2002, we paid Ps. 82.1 million to TechCo for their services. TechCo is a partnership formed by Televisa, News Corporation Globopar and Liberty Media, each of which indirectly holds a 30% interest in the partnership, except Liberty Media, which indirectly holds a 10% interest. See "Item 3: Key Information--Risk Factors--Risk Factors Related to Our
Business--If Our Affiliate DTH TechCo is Unable to Obtain Funding, It May Not
Be Able to Provide a Necessary Service for our Operations, Which Could
Adversely Affect Our Business, Financial Condition and Results of Operations."

     In addition, Televisa provides us with uplink, downlink, playout and compression services relating to locally-sourced programming from its Mexico City facility. In 2002, we paid Ps. 38.5 million for these services.

     SYSTEMS AGREEMENTS BETWEEN INNOVA AND NDS

     We have ongoing agreements with NDS Group plc, or NDS, a public company and majority owned subsidiary of News Corporation, to provide us with several key systems. First, under a September 1996 agreement, NDS provides us the conditional access system, including the Smart Cards necessary to decode the signal at the subscriber's home, and equipment needed to digitize, compress, encrypt and multiplex the signals transmitted to the satellite by our uplink facilities. This agreement was amended in February 2000 to settle a dispute over payment for certain software and to include new interactive television technology. NDS also provides us with our current subscriber management system under agreements dated October 29, 1996 and August 3, 1998. In 2002, we incurred expenses of US$5.9 million with NDS for these systems and related services under our agreements with them and we estimate our commitment under these arrangements in 2003 will be approximately US$11.0 million.

     We are currently implementing a new Subscriber Management System, or SMS, by using the software "Kenan" from CSG Software, Inc. Once the new SMS is placed in service, our current agreements with NDS related to maintenance of Provider II will terminate. We expect the new SMS will be placed in service in late August 2003. See "Item 10: Additional Information-Material Contracts-New Subscriber Management System Contract."

     GUARANTEES

     Televisa, News Corporation and Liberty Media have guaranteed our payments to PanAmSat for transponder services on PAS-9 in proportion to their respective beneficial interests in Innova. Corporacion de Radio y Television del Norte, S. de R.L. de C.V., our subsidiary, entered a satellite services agreement with PanAmSat on February 8, 1999. Under that agreement, we are obligated to pay a monthly service fee of US$1.7 million to PanAmSat for satellite signal reception and retransmission service from transponders on their PAS-9 satellite through September 2015. The largest amount of this obligation outstanding through December 31, 2002 was US$238.4 million and the amount outstanding as of June 1, 2003 was US$229.9 million. If we do not pay these fees in a timely manner, our owners will be required to pay these fees. For more information about our satellite operations, see "Item 4: Information on the Company-Business Overview-Operations-Satellites."

     LEGAL SERVICES

     We have engaged the law firm of Mijares, Angoitia, Cortes y Fuentes, S.C., to advise us on various legal issues. Two of their partners, currently on leave from the partnership, Alfonso de Angoitia Noriega and Juan Sebastian Mijares Ortega, serve as members of our Board. Mr. de Angoitia is also the Secretary of our Board, a member of our Executive Committee and the Executive Vice President-Chief Financial Officer of our 60% owner, Televisa. Mr. Mijares is also the Vice President -- General Counsel of Televisa. Neither Alfonso de Angoitia Noriega nor Juan Mijares Ortega currently receive any form of compensation from, or participate in any way in the profits of, Mijares, Angoitia, Cortes y Fuentes, S.C. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services.

     ADVERTISING

     We engage the services of VISAT, a wholly owned subsidiary of Televisa, for certain advertising and promotional efforts and to pool advertising time with channels broadcast commonly among Televisa, Cablevision and Innova. VISAT negotiates most of our advertising contracts with third party advertisers. Under our agreement with VISAT, we receive from VISAT the amount of the advertising sold on our behalf net of a commission that ranges from 18% to 21% for their promotion, selling and collection services. In 2002, we paid VISAT an aggregate of US$0.7 million in commissions on advertising sales of approximately US$3.6 million. We estimate that advertising sales generated by VISAT will total approximately US$3.5 million in 2003. We also purchase magazine advertising space and television and radio advertising time from Televisa in connection with the promotion of our DTH satellite services and expect to continue to do so in the future. We paid Ps. 128.0 million for these services in 2002 and expect to pay Ps. 120 million for similar services in 2003.

     W RADIO CHANNEL

     In February 2003, we entered into a one-year agreement with Televisa Radio, a subsidiary of Televisa, to broadcast, on a pay-television exclusive basis, W Radio Channel, a news and entertainment radio station channel. The agreement contemplates that each party will receive 50% of the advertising revenues generated by W Radio Channel.

TAX SHARING AGREEMENT BETWEEN INNOVA AND TELEVISA

     Innova and Televisa are parties to a Tax Sharing Agreement dated March 6, 1997 which sets forth certain rights and obligations of Innova and Televisa in respect of Innova's liability for taxes imposed pursuant to Mexico's Income Tax and Asset Tax Law. Televisa received authorization from Mexican tax authorities to include Innova's results in the consolidated tax return of Televisa and its consolidated subsidiaries for purposes of determining income taxes and assets tax beginning January 1, 1997. The tax profits or losses obtained by Innova are consolidated with the tax profits or losses of Televisa up to 60% of Televisa's percentage ownership of Innova. Pursuant to the tax sharing agreement, in no event shall Innova be required to remit to Televisa an amount in respect of its federal income and assets taxes that is in excess of the product of (x) the amount that Innova would be required to pay on an individual basis, as if Innova had filed a separate tax return, and (y) with respect to asset taxes, Televisa's direct or indirect percentage ownership of Innova's capital stock, and with respect to income taxes, 60% of Televisa's direct or indirect percentage ownership in Innova's capital stock, as determined by applicable law.

CALL CENTER AGREEMENT

     In June 2001, we purchased from Merkatel, our former call center service provider and wholly owned subsidiary of Televisa, the equipment Merkatel used to provide call center services to us, including computers, telephones, furniture, and fixture along with other software, training materials and significant transitional support for a total of Ps. 24.2 million plus value-added tax.

ITEM 8. FINANCIAL INFORMATION

     See "Item 18-Financial Statements" and pages F-1 through F-42, which are incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

     Although our senior notes are listed on the Luxembourg Stock Exchange, there is no active trading market for the senior notes. We believe there is a limited over-the-counter trading market for the senior notes in the United

States. We also believe that more than one brokerage firm currently makes a market in the senior notes in the over-the-counter trading market, although both bid and ask quotations may be limited at times. Only limited trading data for our notes has been publicly available since their original issuance in 1997. See "Item 3: Key Information-Risk Factors-Risk Factors Related to Our Business-Investors May Not Be Able to Easily Buy and Sell Our Senior Notes Because Only a Limited Trading Market Exists for Our Securities."

ITEM 10. ADDITIONAL INFORMATION

                                     BYLAWS

     Set forth below is a brief summary of some significant provisions of our bylaws and Mexican law. This description does not purport to be complete, and is qualified by reference in its entirety to our bylaws, which have been filed as an exhibit to this annual report and Mexican law.

PURPOSE

     We are registered with the Public Registry of Commerce in Mexico City under the commercial File (folio mercantile) No. 213223. Our corporate purposes are enumerated in Article II of our bylaws. These include the installation, operation and commercial exploitation of public telecommunications networks that provide any type of public services, among them DTH television services. Our corporate purposes also include general corporate actions such as investing in other companies, acquiring securities, issuing bonds, contracting loans, leasing or acquiring property, representing other entities as an agent, providing or receiving technical services, producing works that may be subject to intellectual property right protection, acquiring and granting permits and concessions and executing agreements and contracts.

EQUITY AND VOTING RIGHTS

     Our equity consists of two series of partes sociales or social parts, the Series A and the Series B. Only Mexican investors may acquire the Series A, whereas Mexican and foreign investors may acquire the Series B. The Series A must always represent at least the percentage of capital required to be held by Mexican investors under Mexican law. Each social part must represent Ps. 100.00 of capital or a multiple thereof. Each member or social part holder is entitled to one vote per Ps. 100.00 of capital represented by its social part. Our owners are identified as social part holders in our bylaws, which are publicly filed in Mexico. Under both Mexican law and our bylaws, there is no threshold at which a social part holder or its holdings need be disclosed.

     In accordance with the authorization of the Secretary of Economy, dated as of November 30, 2001, the company may issue Series N quotas representing up to 80% of the capital stock of the company, Series N quotas are considered as neutral investment for the purposes of the Foreign Investment Law, previous authorization of the Secretary of Economy, and that Series N bidders have economic rights and the right to vote at shareholder's meetings only the following matters:

         -    to extend the corporate existence;

         -    to dissolve the company;

         -    to change the corporate purposes or company's nationality; and

         -    to approve any transformation or merger involving the company.

     Afterwards, on July 30, 2002 our shareholders resolved to modify the Article Sixth of the corporate by-laws of the company (Capital, Series and Classes), adding the Series N, integrated by special quotas that may be issued and considered as neutral investment for purposes of the Foreign Investment Law. As of May 31, 2003 no social part of Series N has been issued.

     Generally, a vote of the majority of the social parts is sufficient to adopt a resolution of our company's equity holders. However, the approval of both the Series A and Series B-1 social part holders is required:

         -    to approve the audited financial statements;

         -    to declare and pay dividends;

         - to name and remove Directors from the Board of Directors and establish, appoint, remove or dissolve any committees;

         -    to divide or redeem any social part interest;

         - to require contributions or payments outside the Annual Budget or Business Plan;

         -    to issue warrants or other equity equivalents;

         -    to admit new members and assign any capital interests;

         -    to amend the bylaws;

         - to approve capital increases and decreases or sales of capital interests;

         -    to dissolve the company;

         -    to appoint liquidators;

         -    to issue bonds; and

         - to approve any transformation, merger or spin-off involving the company.

     The majority of the social part holders are entitled to determine how earnings may be distributed, after legal reserves and capital reserves are established. Any surplus left over after liquidation shall be distributed among our members in proportion to their capital interest. Any changes in capital and the admission of new members must be approved by both the Series A and Series B-1 social part holders. Each member is entitled to subscribe for any increase in capital in the same proportion as their percentage ownership interest prior to the capital call.

     The rights of social part holders as defined in our bylaws may not be changed without the approval of both the Series A and Series B-1 members. Additionally, an equity owner may not transfer its equity stake without the consent of the Series A and Series B-1 members. For additional information on regulatory matters that could affect the rights of social part holders, see "Item 4: Information On the Company--Business Overview--Mexican Regulation of DTH Services."

MEETINGS

     Our members must meet at least once a year within four months of the close of the fiscal year. Other meetings may be held at any time. The meetings are convoked held after notice is issued by any of our Directors pursuant to Mexico's General Law of Commercial Corporations. At least 15 days' notice is required, unless waived by all members.

BOARD OF DIRECTORS

     The Series A member is entitled to appoint six members of the Board of Directors while the Series B-1 member is entitled to appoint four members of the Board of Directors. Directors serve until they are replaced; our directors do not stand for re-election in staggered terms. Pursuant to our bylaws, a majority vote of our Board of Directors is generally sufficient for our Board of Directors to take action. However, the approval of a majority, including at least two directors selected by Televisa and two directors selected by News Corporation, is currently required in order to authorize a number of significant actions, including the following actions, subject to certain exceptions:

         -    the appointment of the Chief Executive Officer;

         -    the appointment of the Chief Financial Officer;

         - the selection of local distributors and the terms of the agreements executed in connection therewith;

         - the acceptance of pricing, tiering and other material terms relating to the distribution of programming services;

         - entering into agreements having a term in excess of three years or involving amounts in excess of US$1 million;

         - the incurrence of indebtedness for borrowed money, the granting of loans and the incurrence or allowance of encumbrances on our assets involving amounts in excess of US$1 million;

         -    the sale of assets outside the ordinary course of business;

         - the purchase, lease or acquisition of assets involving amounts in excess of US$1 million;

         - the acquisition of, investment in, or merger or joint venture with, any other entity other than a wholly owned subsidiary;

         - the commencement or settlement of any suit, action or proceeding involving amounts in excess of US$100,000;

         - the appointment or dismissal of Innova's auditors or the adoption or modification of any material accounting or tax principle or practice;

         -    the appointment or dismissal of our legal counsel;

         - settling or contesting of proposed tax audit adjustments involving amounts in excess of US$100,000;

         - the approval of the location of our principal offices and our subsidiaries;

         - the entering into agreements or transactions with Televisa, News Corporation, Liberty Media or their affiliates;

         - the approval of certain actions by us in our capacity as stockholder of our subsidiaries;

         - the approval of the business plan and any material amendments thereto;

         -    the approval of the annual budget and any amendments thereto;

         - the approval of any material waiver or amendment of an agreement otherwise subject to supermajority approval;

         -    the incorporation, formation or organization of subsidiaries;

         -    the filing of a voluntary petition in bankruptcy;

         -    the granting or revocation of powers of attorney; and

         - the entering into of consulting agreements which are not on arms' length terms, have a term in excess of one year or provide for payments in excess of US$250,000.

                       ENFORCEABILITY OF CIVIL LIABILITIES

     We are organized under the laws of Mexico. Substantially all of our directors, executive officers and controlling persons reside outside of the United States, all or a significant portion of the assets of our directors, executive officers and controlling persons, and substantially all of our assets, are located outside of the United States and some of the experts named in this annual report also reside outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortes y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws. See "Key Information -- Risk Factors -- Risks Factors Related to Our Business -- It May Be Difficult to Enforce Civil Liabilities Against Us or Our Directors, Executive Officers and Controlling Persons."

                               MATERIAL CONTRACTS

     Our agreements with related parties are described in "Item 7: Major Shareholders and Related Party Contracts."

NEW SUBSCRIBER MANAGEMENT SYSTEM CONTRACT

     Through our subsidiary, Novavision, we entered into two related agreements with CSG Software, Inc. (CSG), on June 12, 2002 under which CSG will provide:
(a) a non-exclusive, perpetual License for the use of the software "Kenan" to provide billing and order management to licensed subscribers, besides installation and implementation of the system to our business, training and support services and, (b) consulting services.

     Under the Software License and Service agreement, we must pay US$3.4 million to CSG for a license capacity of up to 1,125,000 subscribers. However, we can purchase additional capacity according to our subscriber base growth at additional cost per every 100,000 subscribers. Technical support in Mexico will be available for the first 24 months following the date on which we begin live production of the system; the annual cost for these services is US$510,600 plus US$75,000 for a 24x7 basis support. We are allowed to use the Kenan system to provide billing and order management to licensed subscribers from other Latin American DTH platform in case of merger, acquisition or combination of platforms (except Sky Brazil). On December 27, 2002 we agreed to remove some applications of the Kenan software, reducing the total license fees in US$500,000. We are currently using a SMS called Provider II that we obtained from NDS. NDS will continue to support Provider II until we complete the switch-over to the new SMS. We expect the new SMS will be placed in service in late August 2003.

     Under the Consulting Services agreement, CSG will provide management and technology consulting, advisory and integration services related to the implementation of the Kenan end-to-end integrated solution, as well as the required interfaces with our Siebel and NDS software currently on operation, accordingly with an Implementation Planning and Analysis process (IPA), previously agreed with Novavision. Total cost of US$4.4 million for these services, will be payable upon completion of certain agreed milestones. CSG is an enterprise with more than 20 years as customer care and billing expertise, providing its services in more than 265 companies, and more than 40 countries. For additional information about how we use the SMS and our agreement with CSG, see "Item 3: Key Information--Risk Factors--Risk Factors Related to Our Business-- Our Ability to Provide Billing and Order Management to Our Subscribers Depends on the Functionality and Flexibility of Our Subscriber Management System, Which is Currently Being Replaced with a New System from a New Supplier;" and "Item 4: Information on the Company--Business Overview--Capital Expenditures" and "--Subscriber Management System."

ANTENNA RE-POINTING CONTRACT

     Through our subsidiary, Novavision, we entered into an agreement with NCR de Mexico, on October 3, 2000 under which NCR re-pointed our existing subscribers' antennas from Solidaridad 2, a satellite we no longer use for signal reception and retransmission, to PAS-9, the newer satellite we currently use for our satellite services. We paid NCR US$28.0 million under this agreement. NCR began re-pointing our subscribers' antennas under this agreement in November 2000 and finished in March 2002. The shutdown of this process and Solidaridad 2 satellite, caused us to lose approximately 13,000 subscribers, we do not know how many reconnected back. Re-pointing costs were approximately US$35 million (NCR and internal costs). We have no more obligations related with this agreement with NCR.

SATELLITE TRANSPONDER SERVICES AGREEMENTS

     We currently receive satellite signal reception and retransmission services from 12 Ku-band transponders on the PAS-9 satellite, owned by PanAmSat Corporation.

     AGREEMENT WITH PANAMSAT.

     We entered an agreement with PanAmSat on February 8, 1999 for signal reception and retransmission services from PAS-9. PAS-9 was launched on July 28, 2000 and became operational on September 8, 2000. The service term of the PAS-9 agreement ends at the earlier of: (a) September 2015 or (b) the date PAS-9 is taken out of service. We must pay a monthly service fee of US$1.7 million for service from all 12 transponders. We received a credit against the first US$11.7 million of service fees otherwise payable under the PAS-9 agreement. Televisa, News Corporation and Liberty Media have guaranteed Innova's payments to PanAmSat in proportion to their respective beneficial interests in Innova. PAS-9 was manufactured by Hughes and its remaining useful life is estimated to be approximately 14 to 16 years. Hughes (which holds an indirect interest in DIRECTV Mexico, our DTH competitor) owns 81% of PanAmSat, while the original founders own 10% and the remaining 9% is publicly held. Our service on PAS-9 is not subject to pre-emption except in limited instances with respect to spare transponder capacity. We have migrated our subscribers to PAS-9 for service by re-pointing their antennas to this satellite. For more information about our satellite operations, see "Item 4: Information on the Company--Business Overview--Operations--Satellites."

     AGREEMENT WITH SATMEX

     We entered into an agreement with SatMex on April 1, 1999 to allow us to use 12 Ku-Band transponders on Solidaridad 2 for signal reception and retransmission. The agreement expired on December 31, 2001 but the Company negotiated an extension from January 1 to March 31, 2002 in order to avoid an interruption of service to those subscribers whose antennas had not been re-pointed to the newer satellite, PAS-9. The extension of the service agreement enabled us to arrange to have the antennas of approximately 30,000 additional subscribers re-pointed to PAS-9 without an interruption in service. We were obligated to pay SatMex a monthly service fee of US$1.752 million for satellite signal reception and retransmission service from transponders on Solidaridad 2 through December 31, 2001. For the extension of the service, we paid to SatMex US$1.5 million for the use of up to eight Ku-band transponders. Service from the Solidaridad 2 satellite ceased on March 31, 2002.

CONCESSIONS

     We have been granted two concessions by the Mexican government that authorize us to operate our DTH systems. These concessions are described under the caption "Item 4: Information on the Company--Business Overview--Mexican Regulation of DTH Services--Our Concessions." If we are unable to renew, or if the Mexican government revokes either concession, we would not be able to deliver our services. See "Item 3: Key Information--Risk Factors--Risk Factors Related to Our Business-- The Operation of Our Business May Be Terminated or Interrupted if the Mexican Government Does Not Renew or Revokes Our Concessions."

                                LEGAL PROCEEDINGS

         We challenged certain provisions of Mexico's asset tax law that prohibit us from deducting loans from non-Mexican sources from our asset tax basis and in order to avoid penalties and interest payments in the event we could lose the appeal, we paid approximately Ps. 43.2 million nominal (including interest) of tax on assets for the year ended December 31, 2001 in March of 2002; approximately Ps. 45.2 million nominal in monthly payments during the year ended December 31, 2002; and approximately Ps. 7.5 million nominal for the months of January and February 2003. On March 19, 2003, the court issued a resolution rendering part of article 5 of the Mexican Asset Tax Law unconstitutional. This law had prohibited taxpayers from deducting debts payable to nonresidents from the taxable asset's value. Since the declaratory judgment was favorable to us, to the extent that the Asset Tax Law is not amended, we will be able to deduct debts payable to nonresidents from the asset tax basis. We are analyzing the alternatives to recover the amount of Ps.88.4 million (plus interest and inflation effects) of amounts paid for the tax years 2001 and 2002; however, we can not assure you that we will be successful in recovering this amount. Amounts paid for the months of January and February of 2003, have already been recovered or credited to us.

     At the end of December 2001, the Mexican Congress passed a series of tax reforms. As a result of these tax reforms, subject to certain exceptions, revenues from our pay television services are now subject to a 10% excise tax. In February 2002, Cablevision, Innova, Skytel and a number of other companies in the telecommunications and pay television industries filed amparo injunctive proceedings challenging the constitutionality of this excise tax. Nonetheless, we implemented rate increases on January 1, 2002 and took other actions including lay-offs and reduction of capital expenditures and expenses in an effort to mitigate, in part, the impact of this tax on our results of operations and financial condition. We obtained a favorable ruling in this proceeding regarding our 2002 liability for this tax, but this ruling does not entitle us to recover any amounts paid for this tax in 2002, and we cannot assure you that we will be able to recover any portion of the approximately US$18 million paid for this excise tax during 2002.

     In December 2002 the Congress again acted to make this special tax effective during fiscal year 2003, by adding or modifying some concepts included in the original text of the law. The Congress does not need to ratify this special tax every year, but modifications to the law could be made. In response, we have filed a new amparo proceeding challenging the constitutionality of the tax. Our action challenges the tax on grounds similar to those we raised last year and we plan to follow a similar strategy as last year. We have been informed that similar proceedings were also filed by Cablevision. We cannot assure you that we will obtain a favorable resolution in these proceedings or that we will be able to recover the amounts that have been or will be paid for this tax. See "Item 4: Information on the Company -- Business Overview --Mexican Regulation of DTH Services--Telecommunications Tax."

     In 2001, we decided to settle our suit for declaratory judgment regarding the withholding tax on the interest paid to our bondholders given the complexity of the subject matter and the potential tax liability if the declaratory judgments (amparos) were not resolved in our favor. As a result, we withdrew the declaratory judgments (amparos) and paid US$4.1 million of surcharges and penalties in order to obtain a favorable resolution to apply the reduced rate of 4.9% withholding tax on the interest paid to bondholders. On January 24, 2001, the tax authorities officially confirmed our right to apply the reduced rate of 4.9% withholding tax on interest paid to bondholders. For more information see, "Item 10: Additional Information-Taxation-Mexican Taxation."

     There are other various legal actions and other claims pending against us that are incidental to our ordinary course of our business. Our management does not consider these actions or claims to be material.

                                EXCHANGE CONTROLS

     For a description of exchange controls and exchange rate information, see "Key Information--Exchange Rate Information."

                                    TAXATION

     The following is a general summary of certain anticipated U.S. federal income and Mexican federal tax consequences of the ownership and disposition of the senior notes, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to own and dispose of the senior notes. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and Mexico.

     This summary is based on the federal tax laws of the United States and Mexico as in effect on the date of this Annual Report, as well as regulations, rulings and decisions of the United States and rules and regulations of Mexico available on or before such date and now in effect. All of the foregoing is subject to change, possibly for U.S. federal income tax purposes with retroactive effect.

     This summary does not constitute, and should not be considered as, legal or tax advice to holders. Tax consequences of each individual holder of the senior notes will depend upon the particular facts and circumstances of each such holder. Accordingly, each person should consult with his or her own professional advisor with respect to the tax consequences of his or her ownership and disposition of the senior notes.

UNITED STATES/MEXICO TAX TREATY

     A convention for the Avoidance of Double Taxation between Mexico and the United States and a protocol to that convention (collectively referred to herein as the "Tax Treaty"), are in effect. However, as discussed below under " -- Mexican Taxation", as of the date of this Annual Report, the Tax Treaty is not generally expected to have any material effect on the Mexican tax consequences described in this Annual Report. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

UNITED STATES FEDERAL INCOME TAXATION

     This summary of certain U.S. federal income tax consequences of the ownership and disposition of the senior notes is limited to holders of senior notes that are U.S. Holders and will hold the senior notes as capital assets. As used herein, a "U.S. Holder" includes a holder or beneficial owner of the senior notes who is, for U.S. federal income tax purposes, a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States, or of any political subdivision thereof, an estate, the income of which is includable in its gross income for U.S. federal income tax purposes without regard to its source or a trust subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, but excludes persons subject to special provisions of U.S. federal income tax law, such as tax-exempt organizations, financial institutions, insurance companies, broker-dealers, traders in securities, persons having a "functional currency" other than the U.S. dollar, U.S. expatriates, persons subject to the alternative minimum tax, and holders that will hold the senior notes as part of a straddle, hedging or conversion transaction or other integrated investment comprised of the senior notes and one or more other investments. Further, the discussion below does not address the effect of any U.S. state or local tax law on a holder of the senior notes. This discussion assumes that each holder of the senior notes will comply with the certification procedures described below as may be necessary to obtain a reduced rate of withholding under Mexican law. Each holder of a note should consult a tax advisor as to the particular tax consequences to such holder of the ownership and disposition of the note, including the applicability and effect of any state, local or foreign tax laws.

     INTEREST AND ADDITIONAL AMOUNTS

     Interest on the senior notes and additional amounts paid in respect of Mexican withholding taxes imposed on payments on the senior notes ("Additional Amounts") will be taxable to a U.S. Holder as ordinary income. The amount of income taxable to a U.S. Holder will include the amount of all Mexican taxes withheld (as described below under "--Mexican Taxation") by the Company in respect thereof. Thus, a U.S. Holder will be required to report income in an amount greater than the cash it receives in respect of payments on its note. However, a U.S. Holder may, subject to certain limitations, be eligible to claim as a credit or deduction for purposes of computing its U.S. federal income tax liability the Mexican taxes withheld, notwithstanding that the payment of such taxes will be made by the Company. The rules relating to foreign tax credits and the timing thereof are extremely complex and depend upon a U.S. Holder's particular circumstances. In addition, under guidance released by the U.S. Treasury Department, foreign tax credits will not be allowed for withholding taxes imposed on an arrangement in which a U.S. Holder's reasonably expected economic profit, after non-U.S. taxes, is insubstantial compared to the value of the foreign tax credits expected to be obtained as a result of the arrangement. The Internal Revenue Service has identified such an agreement as a "listed transaction" (as defined below under "Tax Shelter Disclosure Regulations"). U.S. Holders should consult with their own tax advisors with regard to the availability of a foreign tax credit or deduction and the application of the foreign tax credit rules to their particular situations.

     CONTINGENT PAYMENT DEBT INSTRUMENT REGULATIONS

     In general, if a debt instrument is subject to the U.S. Treasury regulations governing the treatment of "contingent payment debt instruments" (the "contingent debt regulations"), a U.S. Holder, including a U.S. Holder using the cash method of tax accounting, must accrue interest income as "original issue discount" over the term of the debt instrument based upon a projected payment schedule (subject to later adjustments) provided by the issuer and any gain and (subject to certain limitations) loss recognized by a holder with respect to such instrument will be ordinary, rather than capital, in nature.

     The application of the contingent debt regulations to instruments such as the senior notes, which generally provide for interest payable at a fixed rate, but also provide for Additional Amounts, is uncertain. If the contingent debt regulations apply to the senior notes, U.S. Holders of senior notes would be subject to the projected interest accruals rules and ordinary income and loss treatment on dispositions as summarized above. The Company believes that the contingent debt regulations were not intended to apply to instruments such as the senior notes and, subject to further clarification of the contingent debt regulations, intends to take the position that the senior notes are not subject to those regulations. It is conceivable, however, that the Internal Revenue Service could take the position that Additional Amounts payable with respect to the senior notes constitute contingent payments to which the contingent debt regulations apply. Under certain characterizations, a U.S. Holder would be required to treat the senior notes consistently with the Company's treatment, unless the holder files a statement (disclosing the inconsistent treatment and the reason for such inconsistent treatment) with its timely filed U.S. federal income tax return for the taxable year that includes the date of acquisition. Holders are urged to consult their tax advisors to determine the possible application of the contingent debt regulations to the senior notes.

     MARKET DISCOUNT AND BOND PREMIUM

     If a U.S. Holder purchases a 12 7/8% senior note at a price that is less than its principal amount, the excess of the principal amount over the U.S. Holder's purchase price will be treated as "market discount." However, such market discount will be considered to be zero if it is less than 1/4 of 1% of the note's principal amount multiplied by the number of complete years to maturity from the date the U.S. Holder purchased such note.

     Under the market discount rules, a U.S. Holder generally will be required to treat any partial principal payment on, and any gain realized on the sale, exchange, retirement or other disposition of, a 12 7/8% senior note as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in income during the period the U.S. Holder held such note. If such note is disposed of in a nontaxable transaction, for example, by gift (other than a non-recognition transaction described in section 1276(c) of the Internal Revenue Code of 1986, as amended), accrued market discount will be includible as ordinary income as if the note had been sold at its then fair market value. In addition, the U.S. Holder may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such note.

     In general, market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the U.S. Holder makes an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. A U.S. Holder of a 12 7/8% senior note may elect to include market discount in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and upon the receipt of certain payments and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service. Such currently included market discount will increase the U.S. Holder's tax basis in the note and generally is treated as ordinary interest income for U.S. federal income tax purposes.

     A U.S. Holder that purchases a 12 7/8% senior note for an amount in excess of the amount payable at maturity of the note will be considered to purchase the note with "bond premium" equal to the excess of the U.S. Holder's purchase price over the amount payable at maturity (or on an earlier call date if it results in a smaller amortizable bond premium). A U.S. Holder of a 12 7/8% senior note may elect to amortize such premium using a constant yield method over the remaining term of the note (or until an earlier call date if it resulted in a smaller amortizable bond premium) and to offset interest otherwise required to be included in income in respect of such note by the amortized amount of such excess for such taxable year. Such election, once made, is irrevocable without the consent of the Internal Revenue Service and applies to all taxable bonds held during the taxable year for which the election is made or subsequently acquired. A U.S. Holder which does not make this election will be required to include in gross income the full amount of interest on the note in accordance with its regular method of tax accounting, and will include the premium in its tax basis for the note for purposes of computing the amount of its gain or loss recognized on the sale, exchange or retirement of the note.

     A U.S. Holder may elect to include in gross income under a constant yield method all amounts that accrue on a 12 7/8% senior note that are treated as interest for tax purposes (i.e., stated interest, market discount and de minimis market discount, as adjusted by any amortizable bond premium). U.S. Holders should consult their tax advisors as to the desirability, mechanics and collateral consequences of making this election.

     If the senior notes are subject to the contingent debt regulations, described above, the foregoing market discount and bond premium rules will not apply. Rather, upon the purchase of a 12 7/8% senior note at other than the note's adjusted issue price, a U.S. Holder would be required to reasonably allocate any difference between the "adjusted issue price" and the basis of the note to the daily portions of interest or projected payments over the remaining term of the note. Because of the complexity of the rules relating to bond premium and market discount, U.S. Holders should consult their tax advisors as to application of these rules and as to the desirability, mechanics and collateral consequences of making any elections in connection therewith.

     DISPOSITIONS

     Upon the sale, exchange, retirement or other taxable disposition of a 12 7/8% senior note, a U.S. Holder will recognize taxable gain or loss in an amount equal to the difference, if any, between such holder's adjusted basis in the note and the amount realized on such sale, exchange or retirement. A U.S. Holder's adjusted tax basis in a 12 7/8% senior note will generally equal the cost of such note, increased by the amount of any market discount previously included in the U.S. Holder's gross income, and reduced by the amount of any amortizable bond premium applied to offset interest on the note (unless a 12 7/8% senior note is subject to the contingent debt regulations, described above, in which case a U.S. Holder's basis in a note would be increased by interest previously accrued on the note and decreased by the amount of any non-contingent payment and the projected amount of any contingent payment previously made on the note). A gain or loss recognized by a U.S. Holder on the sale, exchange, retirement or other taxable disposition of a 12 7/8% senior note generally will be a capital gain or loss (except with respect to amounts received upon a disposition attributable to accrued but unpaid interest, which will be taxable as ordinary income, and except if the senior notes are subject to the contingent debt regulations, described above), and will be a long-term capital gain or loss, if, at the time of the disposition, the note has been held for more than one year. Any gain recognized by a non-corporate U.S. Holder on the sale, exchange, redemption, retirement or other disposition of a note generally will be subject to a maximum tax rate of 15%, which maximum tax rate will increase under current law to 20% for dispositions occurring during taxable years beginning on or after January 1, 2009. U.S. Holders should consult their own tax advisors as to the foreign tax credit implications of a disposition of the senior notes.

     BACKUP WITHHOLDING

     In general, "backup withholding" at a rate of 28% (which rate will increase under current law to 31% for taxable years beginning on or after January 1,
2011) may apply to payments of principal and interest made on a 12 7/8% senior note, and to the proceeds of a sale or exchange of a 12 7/8% senior note before maturity within the United States, that are made to a non-corporate holder if such holder fails to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against a U.S. Holder's U.S. federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

     NON-U.S. HOLDERS

     A holder or beneficial owner of senior notes that is, with respect to the United States, a foreign corporation or a nonresident alien individual (a "non-U.S. Holder") generally will not be subject to U.S. federal income or withholding tax on: (a) interest and Additional Amounts received in respect of the senior notes, unless such payments are effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or
(b) gains realized on the sale, exchange or retirement of the senior notes, unless: (i) such gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or (ii) in the case of a gain realized by an individual non-U.S. Holder, the non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

     TAX SHELTER DISCLOSURE REGULATIONS

     Recently issued U.S. Treasury regulations directed at tax shelter activity require persons filing U.S. federal income tax returns to disclose certain information if they participate in a "reportable transaction." A transaction will be a "reportable transaction" if it is described in any of several categories of transactions, which include transactions that are the same or substantially similar to a transaction identified in a public IRS pronouncement as a tax avoidance transaction (a "listed transaction"), transactions that result in the incurrence of a loss or losses exceeding certain thresholds, transactions that result in the existence of significant book-tax differences, and transactions that are offered under conditions of confidentiality. Each holder of a note should consult with their tax advisors concerning such possible disclosure obligations. There are pending in Congress legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements.

MEXICAN TAXATION

     The following is a general summary of the principal consequences, under Mexico's Income Tax Law (Ley del Impuesto sobre la Renta) (the "Law") and rules as currently in effect, and under the Tax Treaty, of the ownership and disposition of the senior notes by a holder that is not a resident of Mexico for tax purposes and that will not hold the senior notes or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a "Foreign Holder") and such Foreign Holder is not:

         - holder of 10% or more of Innova's voting stock, directly or indirectly, jointly or individually, or

         - a corporation or other entity, 20% or more of whose stock is owned, directly or indirectly, jointly or individually, by persons related to Innova, that in either case is the effective beneficiary, directly or indirectly, jointly or individually, of 5% or more of the aggregate amount of any interest payment on senior notes. For these purposes, persons will be related if:

                 - one person holds an interest in the business of the other person and both persons have common interests; or

                 - a third party has an interest in the business or assets of both persons.

     For purposes of Mexican taxation:

         - an individual is a resident of Mexico if such person has established his home in Mexico, unless such person has resided in another country for more than 183 days, whether consecutive or not, during a calendar year and can demonstrate that such person has become a resident of that country for tax purposes.

         - A legal entity is a resident of Mexico if it is incorporated under Mexican law or if it maintains the main administration of its head office or business or the effective location of its management in Mexico.

         - A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate the contrary.

         - A permanent establishment of a foreign person will be regarded as a resident of Mexico, and such permanent establishment will be required to pay taxes in Mexico for income attributable to it, in accordance with applicable law under a regime that differs from that applied to Foreign Holders.

     This summary is based upon the tax laws of Mexico as in effect on the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing are subject to interpretations and to change, possibly with retroactive effect, and could affect the continued validity of this summary.

     Each Foreign Holder should consult a tax advisor as to the particular Mexican or other tax consequences to such Foreign Holder of owning, purchasing and disposing of the senior notes, including the applicability and effect of any state, local or foreign tax laws. This summary does not address the tax consequences of the ownership, purchase or disposition of the senior notes by Foreign Holders that do not fulfill the requirements described above.

     This summary does not address all of the tax consequences that may be applicable to Foreign Holders of the senior notes and does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision by the Foreign Holder in respect of the owning, purchasing or disposing such senior notes.

     INTEREST AND PRINCIPAL

     Under the Law, payments of interest (including amounts paid by Innova in excess of the issue price of the senior notes or premiums which, under the Law, are deemed to be interest) made by Innova in respect of the senior notes to a Foreign Holder will be subject to a Mexican withholding tax assessed at a rate of 4.9% if all of the following requirements are met:

         - the senior notes are placed outside of Mexico through banks or brokerage houses, in a country with which Mexico has entered into a treaty for the avoidance of double taxation and such treaty is in effect;

         - the senior notes are registered in the Special Section of the Mexican National Registry of Securities, and copies of such registration are provided to the Mexican Ministry of Finance and Public Credit;

         - Innova timely files with the Mexican Ministry of Finance and Public Credit, certain information relating to the original issuance of the senior notes and the related prospectus; and

         - Innova timely files with the Mexican Ministry of Finance and Public Credit, on a quarterly basis, information representing that no party related to Innova jointly or individually, directly or indirectly, is the effective beneficiary of 5% or more of the aggregate amount of each interest payment, and Innova maintains records that evidence compliance with this requirement.

     Innova has met the first three requirements and expects to timely file all of the periodic information required by the fourth. Accordingly, Innova expects to withhold Mexican tax from interest payments on the senior notes made to Foreign Holders at the 4.9% rate in accordance with the Law rather than a 10% rate that could apply under other circumstances. On January 24, 2001, the tax authorities officially confirmed Innova's right to apply the 4.9% withholding tax on interest paid to our bondholders. In the event that any of the above information requirements are not met, under the Law, payments of interest on the senior notes made by Innova to a Foreign Holder will be subject to a Mexican withholding tax assessed at a rate of 10%.

     As of the date of this Annual Report, neither the Tax Treaty nor any other tax treaty entered into by Mexico is expected generally to have any material effect on the Mexican income tax consequences described in this Annual Report, because, as discussed above, we expect that the 4.9% rate will apply in the future and, therefore, that Innova will continue to be entitled to withhold taxes in connection with interest payments under the senior notes at the 4.9% rate.

     Foreign holders residing in the United States should nonetheless be aware that under the Tax Treaty, the Mexican withholding tax rate applicable to interest payments made to U.S. holders which are eligible for benefits under the Tax Treaty will be limited to either:

         -    15% generally; or

         - 4.9% in the event that the senior notes are considered to be "regularly and substantially traded on a recognized securities market" or "loans granted by banks including investment banks and savings banks and insurance companies" within the meaning of the Tax Treaty.

     Other Foreign Holders should consult their tax advisors regarding whether they reside in a country that has entered into a treaty for avoidance of double taxation with Mexico which is effective, and, if so, the conditions and requirements for obtaining benefits under such treaty. As of January 1, 2002, the Mexican income tax law provides that in order for a Foreign Holder to be entitled to the benefits under the treaties entered into by Mexico, it is necessary for the Foreign Holder to meet the procedural requirements established in the law.

     Foreign Holders or beneficial owners of the senior notes may be requested, subject to specified exceptions and limitations, to provide certain information or documentation necessary to enable Innova to apply the appropriate Mexican withholding tax rate applicable to such Foreign Holders or beneficial owners. In the event that the specified information or documentation concerning the Foreign Holder or beneficial owner, if requested, is not provided prior to the payment of any interest to that Foreign Holder or beneficial owner, Innova may withhold Mexican tax from that interest payment to that Foreign Holder or beneficial owner at the maximum applicable rate, but Innova's obligation to pay Additional Amounts relating to those withholding taxes will be limited.

     Under the Law, payments of interest made by Innova with respect to the senior notes to non-Mexican pension or retirement funds will be exempt from Mexican income tax and withholding taxes, provided that the fund: (i) is duly organized pursuant to the laws of its country of origin (and is the effective beneficiary of such interest), (ii) is exempt from income tax in such country and (iii) is registered with the Mexican Ministry of Finance and Public Credit for that purpose.

     Innova has agreed, subject to certain exceptions and limitations, to pay Additional Amounts in respect of the above-mentioned Mexican withholding taxes to Foreign Holders.

     Under the Law and the rules thereunder, a Foreign Holder will not be subject to any Mexican withholding or similar taxes in connection with payments of principal made by Innova in connection with the senior notes.

     DISPOSITIONS

     Capital gains resulting from the sale or other disposition of senior notes by a Foreign Holder will not be subject to Mexican income or other taxes.

     OTHER TAXES

     A Foreign Holder will not be liable for Mexican estate, gift, inheritance or similar taxes with respect to its holding, nor will it be liable for Mexican stamp, registration or similar taxes.

                              DOCUMENTS ON DISPLAY

     We submit and file reports, including annual reports on Form 20-F, and other information with the SEC. These reports and other information, as well as any related exhibits and schedules, may be inspected, without charge, at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the Woolworth Building, 233 Broadway, 13th Floor, New York, New York, 10007, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400 Chicago, Illinois 60661-2511. Copies of these reports and other information may also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. These reports and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our current reports on Form 6-K and Form 20-F are available through the SEC website, since we are filing our reports electronically through EDGAR.

     We furnish the Bank of New York, as the trustee for our outstanding 12 7/8% senior notes, or senior notes, with annual reports in English. These reports contain audited consolidated financial statements that have been prepared in accordance with Mexican GAAP, and reconciled as to net income and stockholders' equity to U.S. GAAP. These reports have been examined and reported on, with an opinion expressed by, an independent auditor. The trustee is required to mail our annual reports to all holders of record of our senior notes. The indenture for the senior notes also requires us to furnish the depositary with English translations of all other reports and communications that we send to holders of our senior notes. The trustee is required to mail these notices, reports and communications to holders of record of our senior notes. We also furnish the Luxembourg Stock Exchange with a copy of our annual report as required by their rules.

     Statements contained in this annual report concerning the contents of any contract or any other document, are not necessarily complete. If a contract or document has been filed as an exhibit to any filing we have made with the SEC, we refer you to the copy of the contract or document that has been filed. Each statement in this annual report relating to a contract or document filed as an exhibit is qualified in its entirety by the filed exhibit.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk is the exposure to an adverse change in the value of financial instruments caused by interest rate changes, foreign currency fluctuations and changes in the market value of investments. The following information includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ from those presented. Unless otherwise indicated, all information below is presented on a Mexican GAAP basis in constant Pesos in purchasing power as of December 31, 2002.

INTEREST RATE RISK

     We currently believe that any increase in interest rates in international money markets is not likely to have a direct adverse impact on our financial results or cash flows because our total debt, including the senior notes and the loans received from stockholders, is U.S. dollar-denominated and bears fixed rates of interest. Our results and cash flow could be affected if additional financing is required in the future when interest rates are high in relation to current market conditions. As of December 31, 2002 and 2001, we were not a party to any interest rate risk management transactions. We will evaluate from time to time specific actions to cover our exposure to interest rate risk on commercially acceptable terms.

FOREIGN EXCHANGE RATE RISK

     The devaluation of the peso adversely affects our liquidity and results of operations by increasing the peso equivalent of our U.S. dollar-denominated indebtedness, operating costs and expenses. Our ability to meet our U.S. dollar-denominated obligations is affected by changes in the relative values of the peso against the U.S. dollar. To the extent that we are not able to obtain dollars from our operations, capital contributions or borrowings in order to meet our dollar-denominated obligations, we would be required to purchase U.S. dollars on foreign exchange markets with pesos.

     We have substantial indebtedness and operating costs denominated in U.S. dollars. As of December 31, 2002 and 2001, the Company had US$ 936.0 million and US$880.5 million of liabilities denominated in U.S. dollars, respectively. Each percentile point devaluation of the peso against the U.S. dollar and British Pound Sterling would increase our current costs in pesos by an amount equivalent to approximately Ps. 17.8 million and Ps. 0.1 million respectively. Also, under this scenario, the exchange loss in pesos for the total U.S. dollar-denominated indebtedness would amount to approximately Ps. 97.9 million and Ps. 85.4 million for the years ended December 31, 2002 and 2001, respectively. It is unlikely that we would be able to fully recover the negative impact in the costs and expenses by increasing prices for our services when a devaluation of the peso exceeds the annual rate of inflation. Our exposure to changes in exchange rates for currencies other than the U.S. dollar and British Pound Sterling is not material.

CURRENCY HEDGING

     In 2002, 2001 and 2000, we did not engage in any hedging or other transactions related to the management of risks associated with foreign currency or interest rate fluctuations. We may consider entering into transactions to hedge the risk of exchange rate fluctuations in the future if we are able to obtain hedging arrangements on commercially satisfactory terms.

INFLATION RISKS

     In general, the purchasing power of consumers tends to decrease during high inflation periods since wages and salaries tend to rise less quickly than the cost of living. This could adversely impact our revenues and cash flow as a result of lower purchasing power of current or future potential subscribers and decreased advertising revenues. In addition, we, like most companies in our sector, may not be able to fully recover our rising costs and compensate for increases in interest rates during high inflationary periods through raising our prices. The potential adverse impact of a hyper-inflationary environment on the results has not been evaluated in light of the success of the Mexican Government's current anti-inflationary policy.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     Within the 90-day period prior to the date of this Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-14(c) and 15d-14(c) of the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic filings under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

     There have been no significant changes in our internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Not applicable.

ITEM 16B. CODE OF ETHICS

     Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Not applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

     See pages F-1 through F-42 which are incorporated by reference herein.

ITEM 19. EXHIBITS

     Documents filed as exhibits to this annual report appear on the Exhibit Index beginning on the following page.

     All financial statement schedules relating to the registrant are omitted because they are not required or because the required information, if material, is contained in the audited year-end financial statement or the notes thereto.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                        DESCRIPTION OF EXHIBIT
------                        ----------------------
1.1      Amended and Restated By-laws (Estatutos Sociales) of the Registrant, dated December 22, 1998. (7)

1.2. English language translation of resolutions amending the Amended and Restated By-Laws of the Registrant, dated August 21, 2002. (11)

1.3 English language translation of resolutions amending the Amended and Restated By-Laws of the Registrant, dated August 21, 2002. (11)

2.1 Indenture, dated as of April 1, 1997, for the Senior 12 7/8% senior notes between the Registrant and The Bank of New York as Trustee. (2)

2.2      Form of Senior Exchange Note (included in Exhibit 2.1) (2)

4.1 Form of Indemnity Agreement between the Registrant and its directors and its executive officers (2)

4.2      Memorandum of Understanding dated February 29, 1996 between PanAmSat
         Corporation and Grupo Televisa, S.A., Globo Participacoes, Ltda., and
         The News Corporation Limited (1)

4.3 System Implementation and License Agreement by and between the Registrant and News Digital Systems Limited ("NDS") dated September 20,
         1996 (the "System Implementation Agreement") (2)

4.4 Subscriber Management System Implementation and License Agreement between the Registrant and NDS dated October 29, 1996 (the "Subscriber
         Management Agreement," the System Implementation Agreement together with the Subscriber Management Agreement, the "NDS Agreements") (2)(3)

4.5      Agreement by and among Telecomunicaciones de Mexico and Corporacion de
         Radio y Television Norte de Mexico, S. de C.V. dated October 1, 1996
         (2)

4.6      Agreement by and among Telecomunicaciones de Mexico and Corporacion
         Medcom, S.A. de C.V. dated November 1, 1996 (2)

4.7      Social Part Holders Agreement by and among Grupo Televisa, S.A.,
         Galavision DTH, S. de R.L., Alejandro Sada, The News Corporation
         Limited, News DTH (Mexico) Investment Limited and David Evans dated
         March 6, 1997 (2)

4.8      Tax-Sharing Agreement effective as of March 6, 1997 between Grupo
         Televisa, S.A. and the Registrant (2)

4.9      Trademark License Agreement by and between News America Publishing
         Incorporated and the Registrant dated March 6, 1997 (2)

4.10     Agreement by and among Telecomunicaciones de Mexico and Corporacion de
         Radio y Television Norte de Mexico, S.A. de C.V. dated September 9,
         1997 (No. TVDP-1191/97). (6)

4.11     Agreement by and among Telecomunicaciones de Mexico and Corporacion de
         Radio y Television Norte de Mexico, S.A. de C.V. dated September 9,
         1997 (No. TVDP-007/96). (6)

EXHIBIT
NUMBER                        DESCRIPTION OF EXHIBIT
------                        ----------------------
4.13     Transponder Service Agreement by and among PanAmSat International
         Systems, Inc. and Corporacion de Radio y Television del Norte, S.A. de
         C.V. dated February 8, 1999. (5)

4.14     Subscriber Management System (SMS) Agreement by and between NDS and
         Innova, dated August 3, 1998. (7)

4.15 Agreement by and among Innova, S. de R.L. de C.V., on the one hand and Grupo Televisa, S.A., Galavision, DTH, S. de R.L., News America, Inc.,
         News DTH (Mexico) Investment Ltd., and TCI DTH Mexico, dated December
         3, 1998. (7)

4.16 Amendment Letter to the Interim Agreement dated December 3, 1998 by and among Innova, S. de R.L. de C.V., on the one hand and Grupo Televisa, S.A., Galavision, DTH, S. de R.L., News America, Inc., News DTH
         (Mexico) Investment Ltd., and TCI DTH Mexico, dated as of December 22,
         1998. (8)

4.17     Second Amendment Letter to the Interim Agreement dated December 3, 1998 by and among Innova, S. de R.L. de C.V., on the one hand and Grupo
         Televisa, S.A., Galavision, DTH, S. de R.L., News America, Inc., News
         DTH (Mexico) Investment Ltd., and TCI DTH Mexico, dated May 8, 2000.
         (8)

4.18 Amendment to the System Implementation and License Agreement by and between the Innova, S. de R.L. de C.V., on the one hand and News
         Digital Systems Limited ("NDS") dated February 29, 2000 (the "NDS SILA
         Amendment") (Note: confidential portions omitted pursuant to a request for confidential treatment under Rule 24b-2 which was granted on May 3, 2002, and the confidential portions are separately filed with the Commission. (9)

4.19 DTH Concession granted to Corporacion de Radio y Television del Norte de Mexico, S. de R.L. de C.V. by the Mexican Secretary of Communications and Transport, dated November 27, 2000, along with an English language translation of the agreement. (10)

4.21     Purchase and Sale Contract, dated July 31, 2001, by and between
         Merkatel, S.A. de C.V. and Corporacion Novavision, S. de R.L. de C.V., along with an English language translation of the agreement. (10)

4.22     Advertising Agreement, dated October 31, 2001, by and between
         Televimex, S.A. de C.V. and Corporacion Novavision, S. de R.L. de C.V., along with an English language summary. (10)

4.23     Advertising Agreement, dated November 15, 2001, by and between
         Televimex, S.A. de C.V. and Corporacion Novavision, S. de R.L. de C.V., along with an English language summary. (10)

4.24     Credit Agreement, dated as of July 22, 2002, by and among Innova, S. de
         R.L. de C.V., as Borrower, and Grupo Televisa, S.A., Sky DTH, S. de. R.
         L. de C.V., News America Incorporated and Liberty Mexico DTH, Inc., as
         Lenders, News DTH (Mexico) Investment Limited, as partner at Borrower, and Corporacion Novavision, S. de. R.L. de C.V., as Issuer.

4.25 Technical Services Agreement, dated as of January 1, 1998, by and between DTH TechCo. Partners and Corporacion Novavision S. de. R.L. de
         C.V. (11)

EXHIBIT
NUMBER          DESCRIPTION OF EXHIBIT
------          ----------------------
8.1      List of Subsidiaries of Registrant.

------------------------------------------

(1) Previously filed with the Securities and Exchange Commission on May 3, 1996 as Exhibit 10.15 to PanAmSat Corporation's 10-Q (No. 000-26712) for the quarterly period ended March 31, 1996.

(2) Previously filed with the Securities and Exchange Commission on August 22, 1997 as an Exhibit to Innova's Registration Statement on Form F-4, (No. 333-7484).

(3) Portions of these exhibits have been omitted pursuant to an order, dated August 25, 1997, by the Securities and Exchange Commission granting confidential treatment.

(4) Previously filed with the Securities and Exchange Commission on June 24, 1998 as Exhibit 10.52 to PanAmSat International Systems' Registration Statement on Form S-4, (No. 333-56227). Portions of this exhibit have been omitted pursuant to an application for confidential treatment filed with the Securities and Exchange Commission by PanAmSat.

(5) Previously filed with the Securities and Exchange Commission on May 17, 1999 as Exhibit 10.56 to PanAmSat Corporation's Quarterly Report on Form 10-Q, (No. 000-22531). Portions of this exhibit have been omitted pursuant to an application for confidential treatment filed with the Securities and Exchange Commission by PanAmSat.

(6) Previously filed with the Securities and Exchange Commission on June 30, 1998 as an Exhibit to Innova's Annual Report on Form 20-F (the "1997 Annual Report").

(7) Previously filed with the Securities and Exchange Commission on June 30, 1999 as an Exhibit to Innova's Annual Report on Form 20-F (the "1998 Annual Report").

(8) Previously filed with the Securities and Exchange Commission on June 28, 2000 as an Exhibit to Innova's Annual Report on Form 20-F (the "1999 Annual Report").

(9) Previously filed with the Securities and Exchange Commission on August 28, 2001 as an Exhibit to Amendment One to Innova's Annual Report for the year ended Dec. 31, 2000 on Form 20-F/A. Portions of this exhibit have been omitted pursuant to an application for confidential treatment filed with the Securities and Exchange Commission by Innova and which was granted by an Order on May 3, 2002.

(10) Previously filed with the Securities and Exchange Commission on June 13, 2002 as an Exhibit to Innova's Annual Report on Form 20-F (the "2001 Annual Report").

(11)  Filed herewith.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                     INNOVA, S. DE R.L. DE C.V.
                                     (Registrant)

                                     By:    /s/ Pablo Abel Vazquez Oria
                                          -------------------------------------
                                     Name:  Pablo Abel Vazquez Oria
                                     Title: Chief Executive Officer

                                     By:    /s/ Carlos Ferreiro Rivas
                                          -------------------------------------
                                     Name:  Carlos Ferreiro Rivas
                                     Title: Chief Financial Officer

Dated: June 30, 2003

                    CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Pablo Abel Vazquez Oria, Chief Executive Officer of Innova, S. de R.L. de C.V., certify that:

1.   I have reviewed this annual report on Form 20-F of Innova, S. de R.L. de
     C.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated this 30th day of June, 2003

/s/ Pablo Abel Vazquez Oria
---------------------------
Pablo Abel Vazquez Oria
Chief Executive Officer

                    CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Carlos Ferreiro Rivas, Chief Financial Officer of Innova, S. de R.L. de C.V., certify that:

1.   I have reviewed this annual report on Form 20-F of Innova, S. de R.L. de
     C.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated this 30th day of June, 2003

/s/ Carlos Ferreiro Rivas
-------------------------
Carlos Ferreiro Rivas
Chief Financial Officer

                   INNOVA, S DE R.L. DE C.V. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                              Page
Report of Independent Accountants...........................................................  F-2

Consolidated Balance Sheets as of December 31, 2002 and 2001................................  F-4

Consolidated Statements of Loss for the years ended
      December 31, 2002, 2001 and 2000......................................................  F-5

Consolidated Statements of Changes in Stockholders' Equity

      (Deficit) for the years ended December 31, 2002, 2001 and 2000........................  F-6

Consolidated Statements of Changes in Financial Position for

      the years ended December 31, 2002, 2001 and 2000......................................  F-7

Notes to Consolidated Financial Statements..................................................  F-8

Schedules other than those listed above are omitted for the reason that they are not required or are not applicable, or the required information is shown in the respective financial statements or notes thereto.

                  INNOVA, S. DE R. L. DE C. V. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

                  INNOVA, S. DE R. L. DE C. V. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

                                      INDEX

Contents                                                                                   Page
--------                                                                                   ----
Report of independent accountants                                                         2 and 3

Financial statements:

Consolidated balance sheets                                                                     4

Consolidated statements of loss                                                                 5

Consolidated statements of changes in stockholder's equity (deficit)                            6

Consolidated statements of changes in financial position                                        7

Notes to the consolidated financial statements                                            8 to 42

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico, D. F., January 31, 2003, except for Note 13.c, for which the date is March 19, 2003.

To the Stockholders of
Innova, S. de R. L. de C. V.:

We have audited the accompanying consolidated balance sheets of Innova, S. de R.
L. de C. V. and its subsidiaries (collectively the "Group") as of December 31, 2002 and 2001, and the related consolidated statements of loss, of changes in stockholders' (deficit) and of changes in financial position for each of the three years in the period ended December 31, 2002 all expressed in Mexican pesos. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Innova, S. de R. L. de C. V. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations, the changes in their stockholders' (deficit) and the changes in their financial position for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net loss for each of the three years in the period ended December 31, 2002, and the determination of consolidated stockholders' (deficit) at December 31, 2002 and 2001 to the extent summarized in Note 21 to the consolidated financial statements.

PricewaterhouseCoopers


/s/ Felipe Perez Cervantes, C.P.C.
------------------------------------
Felipe Perez Cervantes, C.P.C.

                  INNOVA, S. DE R. L. DE C. V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                   (Expressed in thousands of Mexican Pesos in
                    purchasing power as of December 31, 2002)

                                                                                          December 31,
                                                                                          ------------
                                                                                     2002               2001
                                                                                     ----               ----
Assets
------
CURRENT ASSETS:
Cash and cash equivalents                                                        Ps.   266,631     Ps.    45,180
Trade accounts receivable, net (Note 4)                                                103,782           128,123
Value added tax credit and other                                                         1,230             9,362
Spare parts                                                                             13,019             8,441
Prepaid advertising (Note 9)                                                           122,035           159,741
Other current assets                                                                    44,016            37,989
                                                                                 -------------     -------------

Total current assets                                                                   550,713           388,836

Property and equipment, net (Note 5)                                                 1,544,905         1,952,176
Satellite transponders, net (Note 6)                                                 1,240,997         1,215,450
Deferred costs, net (Note 7)                                                            82,398           106,633
Intangible assets, net (Note 8)                                                         12,956           110,462
Other non-current assets                                                                 9,574               770
                                                                                 -------------     -------------

Total assets                                                                     Ps. 3,441,543     Ps. 3,774,327
                                                                                 =============     =============

Liabilities and Stockholders' Deficit

CURRENT LIABILITIES:
Trade accounts payable                                                           Ps.    99,585     Ps.    85,956
Accrued expenses                                                                       268,498           252,474
Satellite reorientation reserve                                                              -            51,881
Satellite transponders obligation (Note 6)                                              52,812            44,085
Due to affiliated companies and other related parties (Note 9)                         433,420           349,626
Accrued interest                                                                       132,812           117,096
Asset tax                                                                               31,551            46,380
Deferred income                                                                        109,498           108,411
                                                                                 -------------     -------------

Total current liabilities                                                            1,128,176         1,055,909

NON-CURRENT LIABILITIES:
Senior notes (Note 10)                                                               3,924,000         3,637,930
Stockholders' loans (Note 11)                                                        3,242,793         2,720,201
Satellite transponders obligation (Note 6)                                           1,368,843         1,314,192
Accrued interest                                                                       682,451           346,547
Other liabilities                                                                        1,179               728
                                                                                 -------------     -------------

Total liabilities                                                                   10,347,442         9,075,507
                                                                                 -------------     -------------

Commitments and contingencies (Note 13)                                                      -                 -

STOCKHOLDERS' DEFICIT:
Contributed capital:
Capital stock (Note 14)                                                              1,913,116         1,913,116
                                                                                 -------------     -------------

Earned capital:
Accumulated losses (Note 17)                                                        (7,018,675)       (6,609,230)
Loss for the period                                                                 (1,768,863)         (409,445)
Deficit from restatement                                                               (31,343)         (195,606)
                                                                                 -------------     -------------

                                                                                    (8,818,881)       (7,214,281)
                                                                                 -------------     -------------

Supplementary liability for labor obligations                                             (134)              (15)

Total stockholders' deficit                                                         (6,905,899)       (5,301,180)
                                                                                 -------------     -------------

Total liabilities and stockholders' deficit                                      Ps. 3,441,543     Ps. 3,774,327
                                                                                 =============     =============

The accompanying notes are an integral part of these consolidated financial statements.

                  INNOVA, S. DE R. L. DE C. V. AND SUBSIDIARIES

                         CONSOLIDATED STATEMENTS OF LOSS

                   (Expressed in thousands of Mexican Pesos in
                    purchasing power as of December 31, 2002)

                                                                         Years ended December 31,
                                                                         ------------------------
                                                              2002                 2001                2000
                                                              ----                 ----                ----
Net sales                                               Ps.    3,432,872     Ps.    3,266,037     Ps.    2,560,159

Operating expenses:
Cost of sales                                                  1,062,761            1,222,857            1,358,609
Administrative expenses                                          121,474              151,415              118,229
Selling expenses                                                 832,751              818,777              777,518
Other operating expenses                                         481,787              403,578              536,814
                                                        ----------------     ----------------     ----------------

Total operating expenses                                       2,498,773            2,596,627            2,791,170

Depreciation and amortization                                    925,078              948,335              844,580
                                                        ----------------     ----------------     ----------------

Operating profit (loss)                                            9,021             (278,925)          (1,075,591)
                                                        ----------------     ----------------     ----------------

Integral results of financing (Note 3):
Interest expense                                                (983,057)            (903,853)            (742,589)
Interest income                                                   11,064               19,779               30,204
Foreign exchange (losses) gains, net                          (1,174,422)             371,001             (118,814)
Gain from monetary position                                      498,615              442,412              522,194
Other, net                                                             -                    -              (43,017)
                                                        ----------------     ----------------     ----------------

Total integral results of financing                           (1,647,800)             (70,661)            (352,022)

Other expenses - Net                                             (22,126)                   -                    -

Transponder services - Solidaridad 2 and
reorientation costs (Note 15)                                    (25,933)                   -             (430,916)
Restructuring charges (Note 16)                                   (6,495)             (13,576)                   -
                                                        ----------------     ----------------     ----------------

Loss before taxes                                             (1,693,333)            (363,162)          (1,858,529)

Provision for income and assets taxes
(Note 18)                                                        (75,530)             (46,283)                (130)
                                                        ----------------     ----------------     ----------------

Net loss                                                (Ps.   1,768,863)    (Ps.     409,445)    (Ps.   1,858,659)
                                                        ================     ================     ================

The accompanying notes are an integral part of these consolidated financial statements.

                  INNOVA, S. DE R. L. DE C. V. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLERS' DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                   (Expressed in thousands of Mexican Pesos in
                    purchasing power as of December 31, 2002)

                                                                                            Supplementary
                                                                           Deficit            liability
                                                         Capital            from              for labor           Accumulated
                                                          stock          restatement         obligations            losses
                                                          -----          -----------         -----------            ------
Balance at December 31, 1999                         Ps.  1,913,116     (Ps.    40,445)     Ps.         -      (Ps.   3,749,968)

Transfer of net loss to accumulated losses                                                                           (1,000,603)

Comprehensive loss (Note 19)                                                   (26,665)
                                                     --------------     --------------      -------------      ----------------

Balance at December 31, 2000                              1,913,116            (67,110)                 -            (4,750,571)

Transfer of net loss to accumulated losses                                                                           (1,858,659)

Comprehensive loss (Note 19)                                                  (128,496)               (15)
                                                     --------------     --------------      -------------      ----------------

Balance at December 31, 2001                              1,913,116           (195,606)               (15)           (6,609,230)

Transfer of net loss to accumulated losses                                                                             (409,445)

Comprehensive loss (Note 19)                                                   164,263               (119)
                                                     --------------     --------------      -------------      ----------------

Balance at December 31, 2002                         Ps.  1,913,116     (Ps.    31,343)     (Ps.      134)     (Ps.   7,018,675)
                                                     ==============     ==============      =============      ================

                                                                            Total
                                                           Net           stockholders'
                                                          loss             deficit
                                                          ----             -------
Balance at December 31, 1999                         (Ps. 1,000,603)    (Ps. 2,877,900)

Transfer of net loss to accumulated losses                1,000,603                  -

Comprehensive loss (Note 19)                             (1,858,659)        (1,885,324)
                                                     --------------     --------------

Balance at December 31, 2000                             (1,858,659)        (4,763,224)

Transfer of net loss to accumulated losses                1,858,659                  -

Comprehensive loss (Note 19)                               (409,445)          (537,956)
                                                     --------------     --------------

Balance at December 31, 2001                               (409,445)        (5,301,180)

Transfer of net loss to accumulated losses                  409,445                  -

Comprehensive loss (Note 19)                             (1,768,863)        (1,604,719)
                                                     --------------     --------------

Balance at December 31, 2002                         (Ps. 1,768,863)    (Ps. 6,905,899)
                                                     ==============     ==============

The accompanying notes are an integral part of these consolidated financial statements.

                  INNOVA, S. DE R. L. DE C. V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                   (Expressed in thousands of Mexican Pesos in
                    purchasing power as of December 31, 2002)

                                                                         Years ended December 31,
                                                                         ------------------------
Operating activities:                                         2002                2001                 2000
--------------------                                          ----                ----                 ----
Net loss                                                (Ps. 1,768,863)     (Ps.   409,445)      (Ps. 1,858,659)
Adjustments to reconcile net loss to
resources (used in) provided by operating activities:
   Depreciation and amortization                               925,078             948,335              833,122
   Impairment of fixed assets                                   30,776                   -               11,458
   Satellite reorientation reserve and
   maintenance reserve                                           7,082               4,884              210,190
   Transponder Services - Solidaridad 2                              -                   -              222,953
   Smart cards reserve                                               -                   -               32,647
                                                        --------------      --------------       --------------

                                                              (805,927)            543,774             (548,289)
                                                        --------------      --------------       --------------

Changes in operating assets and liabilities:

Trade accounts receivable                                       24,341              53,991              (72,357)
Value added tax credit and other                                 8,132              13,879               (5,930)
Inventories and spare parts                                     (4,578)             (2,224)              32,857
Prepaid advertising and other current assets                    31,680            (166,664)              29,838
Deferred costs                                                  14,718               5,301                7,539
Intangible and other assets                                      5,863              (6,710)              53,905
Trade accounts payable                                          13,629             (41,267)              (6,981)
Accrued expenses and Satellite reorientation reserve           (57,768)           (374,069)             213,972
Due to affiliated companies and other related parties           83,794             105,499                  854
Transponder Services - Solidaridad 2                                 -            (222,953)                   -
Accrued interest                                               351,620             182,521               82,283
Deferred income                                                  1,087               5,339               33,003
Supplementary liability for labor obligations                     (119)                (15)                   -
Other                                                              451                 412             (214,569)
                                                        --------------      --------------       --------------

Resources (used in) provided by operating activities          (333,077)             96,814             (393,875)
                                                        --------------      --------------       --------------

Financing activities:

Stockholders' loans                                            522,592           1,154,945              804,910
Senior notes                                                   286,070            (338,837)            (304,466)
Satellite transponders obligation                               63,378            (113,932)           1,472,209
Sale of restricted investments, net                                  -                   -              277,197
                                                        --------------      --------------       --------------

Resources provided by financing activities                     872,040             702,176            2,249,850
                                                        --------------      --------------       --------------

Investing activities:

Investment in property and equipment                          (317,512)           (802,722)            (686,130)
Satellite transponders                                               -                   -           (1,432,546)
                                                        --------------      --------------       --------------

Resources used in investing activities                        (317,512)           (802,722)          (2,118,676)
                                                        --------------      --------------       --------------

Cash and cash equivalents:
Increase (decrease) for the period                             221,451              (3,732)            (262,701)
At the beginning of the period                                  45,180              48,912              311,613
                                                        --------------      --------------       --------------

At the end of the period                                 Ps.   266,631       Ps.    45,180        Ps.    48,912
                                                        ==============      ==============       ==============

The accompanying notes are an integral part of these consolidated financial statements.

                   INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Expressed in thousands of Mexican Pesos in purchasing power as of
                               December 31, 2002)

NOTE 1 - THE COMPANY AND ITS PRINCIPAL OPERATIONS:

Description of business:

Innova, S. de R.L. de C.V. ("Innova" or the "Company"), a Mexican company with limited liability and variable capital, provides direct-to-home ("DTH") broadcast satellite pay television services in Mexico under the SKY brand name. Innova is a joint venture indirectly owned by Grupo Televisa, S. A. ("Televisa") (60%), The News Corporation Limited ("News Corporation") (30%) and Liberty Media International, Inc. ("LMI") (10%). The Company and its subsidiaries are collectively referred to as the Group.

The Group's business requires a concession (license granted by the Mexican federal government) to operate. On May 24, 1996, the Ministry of Communications and Transportation (the "SCT") ratified the concession granted to a wholly-owned subsidiary of the Company to offer DTH satellite broadcasting services in Mexico using domestic satellites. The concession is for a period of thirty years, beginning May 24, 1996, and renewable in accordance with Mexican Communications Law. On November 27, 2000, the SCT, granted to a wholly-owned subsidiary of the Company a concession to provide its broadcasting services using foreign satellites. The concession is for a 20-year period, effective November 27, 2000 and may be extended in accordance with Mexican Communications Law.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP") as promulgated by the Mexican Institute of Public Accountants ("MIPA"). A reconciliation from Mexican GAAP to United States generally accepted accounting principles ("U.S. GAAP") is included in Note 21.

The principal accounting policies followed by the Group are as follows:

a. Basis of presentation -

The financial statements of the Group are presented on a consolidated basis. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain prior period amounts have been reclassified to conform with the current year basis of presentation.

b. Members of the Group -

At December 31, 2002, the Group consists of the Company and the following wholly-owned subsidiaries:

-  Corporacion de Radio y Television del Norte de Mexico, S. de R.L. de C.V.

-  Corporacion Novavision, S. de R. L. de C.V.

- Corporacion Novaimagen, S. de R. L. de C.V.

-  Servicios Novasat, S.  de R.L. de C.V.

-  Servicios Corporativos de Telefonia, S. de R. L. de C.V. ("SECOTEL")

SECOTEL was formed in July 2001, when the Company purchased from Televisa the call center which was providing services to the Group (Note 8).

c. Cash and cash equivalents -

The Group considers all highly liquid temporary cash investments with original maturities of three months or less, consisting primarily of overnight deposits, obligations of the Mexican Government, deposits and bonds in US financial institutions to be cash equivalents.

d. Property and equipment -

Property and equipment are recorded at acquisition cost and thereafter are restated using the National Consumer Price Index ("NCPI"), except for equipment of a non-Mexican origin, which are restated using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican peso against the currency of such country at the balance sheet date ("Specific Index"). Maintenance costs for technical equipment are reserved based on management estimates. Actual costs are applied against the applicable reserve when incurred. Repair and maintenance costs for computer equipment and integrated receiver/decoder ("IRDs") are expensed as incurred.

Installation costs of antennas, low noise block ("LNB") and accessories in subscribers' homes or businesses are capitalized in the line item antennas, LNBs and accessories, and are amortized over the useful life of the asset, which is three years.

When assets are retired or otherwise disposed of, the cost and the accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in results of operations.

External costs incurred for internal use software are capitalized in computer equipment and depreciated over three years.

e. Spare parts -

Spare parts inventory are recorded at the lower of cost or net realizable value. The cost of spare parts utilized is charged to income when utilized.

f. Depreciation -

Depreciation of property and equipment is based upon the restated carrying value of the assets and is recognized using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Land, equipment in progress and advances to suppliers are not depreciated.

g. Preoperating expenses -

The Group deferred preoperating expenses incurred prior to the launch of its satellite pay television services in December 1996. Amortization was calculated using the straight-line method over a term of five years and was first recorded in December 1996, with the commencement of operations. The preoperating expenses were fully amortized in November 2001.

h. Seniority premiums and indemnities -

The Group established, in accordance with Mexican law, a seniority premium liability for its employees. The liability is calculated by an independent actuary using the projected unit credit method. The labor obligation is calculated using real rates of interest (net of inflation) and the resulting asset or liability is considered a non-monetary item. The seniority premium liability is unfunded. Seniority premium payments are charged to the liability at the time they are made.

Severance obligations to dismissed personnel are charged to income in the year in which they are incurred.

i. Foreign currency -

Monetary assets and liabilities denominated in foreign currencies are reported at the prevailing exchange rate at the balance sheet date. Exchange differences on monetary assets and liabilities are included in income for the period and reflected in the integral result of financing. Revenues and expenses denominated in foreign currencies are reported at the exchange rates in effect when recognized.

j. Revenue recognition -

Program service revenues are recognized on a monthly basis as DTH service is provided. Program service revenues paid in advance are deferred until earned.

Through September 30, 2000, the Group sold the DTH antenna, LNB and remote control to wholesale distributers, who inturn sold the unit to customers. Revenue was recognized upon the sale of the unit to the wholesale distributer. Beginning October 1, 2000, the Group began providing the DTH antenna, LNB and remote control to customers along with the IRD, but has retained title to the equipment. The IRD is included in fixed assets and is rented to customers under an operating lease. Rental revenues are recognized on a monthly basis.

Advertising revenues are recognized at the time the advertising services are rendered.

k. Capitalized financing costs -

The Group capitalizes the integral financing costs attributable to acquired assets during installation and preoperating expenses. Capitalized integral financing costs include interest costs, gains from monetary position and foreign exchange gains or losses, and are determined by reference to the Group's average interest cost for outstanding borrowings. No amounts were capitalized in 2002, 2001 and 2000.

l. Concentrations -

Financial instruments which potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Group maintains its cash and cash equivalents with various major financial institutions and are principally invested in obligations of the U.S. and Mexican governments. Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers throughout Mexico. The Group's policy is to require one month's payment in advance, to reserve for all accounts receivable greater than ninety days and to write off against the reserve all receivables greater than 120 days. Bad debt expense was Ps.110,827 in 2002, Ps.174,058 in 2001 and Ps.37,893 in 2000 (Note 4).

In order to provide DTH service to customers, the Group relies on the use of 12 KU-band transponders on the PAS 9 satellite. The use of these transponders is unprotected and, as a result, any long term disruption to one or more of the transmission signals could have a material adverse effect on the Group.

m. Comprehensive loss -

Comprehensive loss represents the net loss for the period presented in the income statement plus other results for the period reflected in stockholders' equity which are from non-owner sources (Note 19).

n. Evaluation of long-lived assets

The Group evaluates the recoverability of its long-lived assets to determine whether current events or circumstances warrant adjustment to the carrying value. Such evaluation may be based on current and projected income and cash flows from operations as well as other economic and market variables.

o. Income tax -

Beginning January 1, 2000, the Group adopted the guidelines of amended Bulletin D-4, "Accounting Treatment of Income Tax, Tax on Assets and Employee Statutory Profit Sharing", issued by the MIPA. Under Bulletin D-4, deferred income taxes are calculated using the comprehensive asset and liability method, which consists of calculating deferred income tax by applying the respective income tax rate to the temporary differences between the accounting and tax values of assets and liabilities at the date of the financial statements.

In accordance with the guidelines established in Bulletin D-4, the net accrued effect as of January 1, 2000 was recorded directly to stockholders' deficit. The accrued effect required the recognition of a net deferred tax asset and corresponding valuation allowance of Ps.2,170,028, at January 1, 2000, because available evidence did not indicate that there was a high probability of future taxable income to realize the deferred tax asset. Subsequent changes in deferred tax assets and liabilities and valuation allowances are recognized in income.

p. New accounting bulletins -

In December 2001, the MIPA issued Bulletin C-9, "Liability, Provisions, Contingent Assets and Liabilities, and Commitments". Bulletin C-9 provides guidance for the valuation, presentation and disclosure of liabilities and provisions (other than income taxes, employee benefit plans, financial instruments to be valued on a fair value basis and asset allowances), including contingent assets and liabilities, as well as disclosure guidelines for commitments incurred by an entity as a part of its operations. Bulletin C-9 is effective as of January 1, 2003, with earlier adoption permitted.

In January 2002, the MIPA issued Bulletin C-8, "Intangible Assets", which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 provides a definition of research and development costs requiring that only development costs could be deferred to a future period. Furthermore, Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they can be classified as development costs. Bulletin C-8 requires that intangible assets, including previously existing intangible assets, with indefinite useful lives not be amortized, but be tested for impairment annually. Intangible assets with finite lives continue to be amortized over their economic life. Bulletin C-8 is required to be applied on January 1, 2003, although early adoption is recommended.

The Group is currently evaluating the impact of these Bulletins on its results of operation and financial position. However, the Group does not believe that the adoption of these Bulletins will have a material impact on its results of operations and financial position.

NOTE 3 - EFFECTS OF INFLATION ON THE FINANCIAL STATEMENTS:

The consolidated financial statements of the Group have been prepared in accordance with Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information", as amended, ("Bulletin B-10"), which provides guidance for recognizing the effects of inflation. The financial statements of the Group are presented in Mexican Pesos in purchasing power as of December 31, 2002 in order to be comparable to financial information as of that date, as follows:

- The balance sheets have been restated in Mexican Pesos in purchasing power as of December 31, 2002 using the NCPI as of December 31, 2002.

- The statements of loss and changes in stockholders' deficit have been restated in Mexican Pesos in purchasing power as of December 31, 2002 using the NCPI for the month in which the transactions occurred.

The restatement of the financial statements has been applied in accordance with Bulletin B-10 guidelines as described below:

Restatement of non-monetary assets -

Property and equipment, except for equipment of non-Mexican origin, are restated using the NCPI. Equipment of non-Mexican origin is restated by the Specific Index. The Specific Index is derived from inflation in the country of the assets' origin and the foreign currency exchange rate of the Mexican Peso against the currency of such country.

Property and equipment in use at the beginning of the year is depreciated based upon the restated carrying value of the assets and is recognized using the straight-line method over the estimated useful lives of the assets. Additions during the year are depreciated based on the restated value.

Restatement of satellite transponders -

Satellite transponders are restated using the Specific Index.

Restatement of stockholders' deficit -

Capital stock and other stockholders' deficit accounts (other than deficit from restatement) include the effect of restatement, determined by applying the NCPI factor to the applicable period. The restatement represents the amount required to maintain the contributions and the accumulated results in Mexican Pesos in purchasing power as of December 31, 2002. The deficit / surplus from restatement includes the result from holding non-monetary assets and is the cumulative difference between the cost of the non-monetary assets restated using NCPI and the restatement of such assets using the Specific Index.

Integral results of financing -

The gain or loss from monetary position represents the effects of inflation, as measured by the NCPI, on the monetary assets and liabilities of the Group at the beginning of each month. For the years ended December 31, 2002, 2001 and 2000, monetary liabilities exceeded monetary assets, resulting in gains from monetary position during the periods.

Statement of changes in financial position -

Bulletin B-12, "Statements of Changes in Financial Position" ("Bulletin B-12"), issued by the MIPA, specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant monetary units in accordance with the Third Amendment to Bulletin B-10. Bulletin B-12 identifies the generation and application of resources as the differences between beginning and ending financial statement balances in constant monetary units. The Bulletin also requires that monetary and foreign exchange gains and losses not be treated as non-cash items in the determination of resources provided by operations. The translation effects of operating assets and liabilities are included in the stated change of the related item.

Other accounts -

The following accounts are restated using the NCPI:

Preoperating expenses and related amortization
Debt issuance costs and related amortization
Leasehold improvements and related amortization
Intangible assets and related amortization

National Consumer Price Index (NCPI) -

Restatement of the financial statements to Mexican pesos in purchasing power as of December 31, 2002, in accordance with the Third Amendment to Bulletin B-10, requires restatement of the results for each month during each year using a factor derived from the change in the NCPI. The NCPI as of December 31, 2002, 2001 and 2000 was 102.904, 97.354 and 93.248, respectively.

NOTE 4 - TRADE ACCOUNTS RECEIVABLE, NET:

Trade accounts receivable, net includes the receivables from DTH services provided to subscribers, from the rental of IRD's and from the sale of advertising. Balances as of December 31, consist of:

                                                                                     2002               2001
                                                                                     ----               ----
Trade accounts receivable                                                       Ps.   176,917      Ps.   212,898
Allowance for doubtful accounts                                                       (73,135)           (84,775)
                                                                                -------------      -------------

                                                                                Ps.   103,782      Ps.   128,123
                                                                                =============      =============

The allowance for doubtful accounts for the years ended December 31, 2002, 2001 and 2000, was as follows:

                                                                 2002               2001               2000
                                                                 ----               ----               ----
Beginning balance                                            Ps.   84,775       Ps.    14,841      Ps.    13,114
Additions                                                         110,827             174,058             37,893
Write offs                                                       (122,467)           (104,124)           (36,166)
                                                             ------------       -------------      -------------

Ending balance                                               Ps.   73,135       Ps.    84,775      Ps.    14,841
                                                             ============       =============      =============

NOTE 5 - PROPERTY AND EQUIPMENT, NET:

Property and equipment, net as of December 31, consists of:

                                                                                    2002                  2001
                                                                                    ----                  ----
Integrated receiver/decoders                                                    Ps. 2,548,573      Ps. 2,793,895
Transmission equipment                                                                342,660            363,762
Antennas, LNBs and accessories                                                        554,516            344,803
Computer equipment                                                                    305,837            241,735
Furniture                                                                              19,514             17,957
Transportation equipment                                                               20,976             19,650
Buildings                                                                               2,036              2,036
                                                                                -------------      -------------

                                                                                    3,794,112          3,783,838
Accumulated depreciation                                                           (2,377,149)        (1,985,849)
                                                                                -------------      -------------

                                                                                    1,416,963          1,797,989
Land                                                                                    8,744              8,744
Equipment in progress                                                                 116,778            145,161
Advances to suppliers                                                                   2,420                282
                                                                                -------------      -------------

                                                                                Ps. 1,544,905      Ps. 1,952,176
                                                                                =============      =============

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was Ps.734,748, Ps.713,235 and Ps.651,244, respectively. The Group recorded an impairment loss on certain transmission equipment and other equipment not in use of Ps.30,776 (which was included in "Transponder services -Solidaridad 2 and reorientation cost" line item) and Ps.11,458 (included in "Depreciation and amortization" line item) during the years ended December 31, 2002 and 2000, respectively. No impairment was needed during 2001.

As of April 2002, the Group stopped utilizing the service of the Solidaridad 2 satellite, continuing only with the services provided by the PAS-9 satellite. At that date, transmission equipment with a book value of Ps.38,342 associated with Solidaridad 2 was held by the Group and the Group decided to recognize an impairment charge amounting to Ps.30,776 for the equipment that could not be utilized by the PAS-9 satellite, and to create a spare-part inventory for the remaining Ps.7,566 of transmission equipment that could be utilized by the PAS-9 satellite.

At December 31, 2002 and 2001, IRDs, transmission equipment, computer equipment and transportation equipment include restated assets which are of a non-Mexican origin of Ps.425,112 and Ps.711,061, respectively, net of accumulated depreciation. Computer equipment includes Ps.16,301 and Ps.42,815 of capitalized software costs as of December 31, 2002 and 2001, respectively.

NOTE 6 - SATELLITE TRANSPONDERS:

On February 8, 1999, the Group and PanAmSat Corporation ("PanAmSat") entered into a new agreement for satellite signal reception and retransmission service from 12 KU-band transponders on a new satellite ("PAS-9"), which became operational in September 2000. The service term for PAS-9 will end at the earlier of (a) the end of 15 years or (b) the date PAS-9 is taken out of service. The Group is committed to pay a monthly fee of U.S.$1.7 million. The Group received a credit against the initial service fees of U.S.$11.7 million paid under the new agreement.

The concession authorizing the use of PAS-9 was granted by the Federal Government through the SCT in November 2000. Under the terms of this concession, the Group is bound to offer the service of paid television via DTH satellite for a three-year term starting in November 2000, in the Municipalities or City Districts where 40% of the total population of the coverage area dwells in, as per the most recent census information available. The process of migrating customers from Solidaridad 2 to PAS-9 started in November 2000 and ended in March 2002. The Group stopped using the services of Solidaridad 2 in early April 2002.

The Group recorded an asset equal to the net present value of the U.S.$1.7 million per month payments and the U.S.$11.7 million credit. The balance of the satellite transponders as of December 31, is as follows:

                                              2002                  2001
                                              ----                  ----
Satellite transponders                  Ps.   1,469,602       Ps.   1,334,030
Accumulated depreciation                       (228,605)             (118,580)
                                        ---------------       ---------------

                                        Ps.   1,240,997       Ps.   1,215,450
                                        ===============       ===============

Amortization of satellite transponders in 2002, 2001 and 2000 was Ps.97,974, Ps.88,935 and Ps.31,835, respectively.

The Group's future obligation from the PAS-9 agreement, determined using the Group's incremental borrowing rate at the lease commencement date of 11.5%, is as follows:

                                                    Total
                                                    -----
2003                                          Ps.     213,466
2004                                                  213,466
2005                                                  213,466
2006                                                  213,466
2007                                                  213,466
Thereafter                                          1,640,718
                                              ---------------

                                                    2,708,048

Less: amount representing interest                 (1,286,393)
                                              ---------------

                                              Ps.   1,421,655
                                              ===============

Interest expense recognized during the years ended December 31, 2002, 2001 and 2000 was Ps.159,760, Ps.163,534 and Ps.52,172, respectively.

The obligation is reflected on the consolidated balance sheet as of December 31, as follows:

                                             December 31,
                                             ------------
                                      2002                  2001
                                      ----                  ----
Current portion                 Ps.      52,812       Ps.      44,085
Long-term portion                     1,368,843             1,314,192
                                ---------------       ---------------

                                Ps.   1,421,655       Ps.   1,358,277
                                ===============       ===============

The obligations of the Group under the PAS-9 agreement are proportionately guaranteed by the Group's stockholders in relation to their respective ownership interests.

NOTE 7 - DEFERRED COSTS, NET:

Deferred costs, net as of December 31, consist of:

                                                2002                  2001
                                                ----                  ----
Preoperating expenses (a)                   Ps.        -         Ps.         -
Debt issuance costs (b)                           73,771                91,015
Leasehold improvements (c)                         8,627                15,618
                                            ------------         -------------

                                            Ps.   82,398         Ps.   106,633
                                            ============         =============

a. Preoperating expenses

Preoperating expenses specifically included the capitalization of advertising costs incurred prior to the launch of the Group's DTH service, which was also amortized over five years. Advertising expenses after the launch of the Group's DTH service have been expensed as incurred and amounted to Ps.204,004, Ps.226,837 and Ps.229,727 during the years ended December 31, 2002, 2001 and 2000 respectively.

Amortization of preoperating expenses in 2001 amounted to Ps.47,255 and Ps.51,551 in 2000. The preoperating expenses were fully amortized in November 2001.

b. Debt issuance costs

Debt issuance costs represent expenses incurred for the issuance of the Senior Notes during 1997. These costs are amortized on a straight-line basis over the term of the Senior Notes. Amortization expense of Ps.17,250 during each of 2002, 2001 and 2000 is included in interest expense.

c. Leasehold improvements

Amortization of leasehold improvements was Ps.9,517, Ps.6,082 and Ps.5,531 in 2002, 2001 and 2000, respectively.

NOTE 8 - INTANGIBLE AND OTHER ASSETS, NET:

Intangible assets, net are amortized using the straight-line method over a period of five years. Balances as of December 31, consist of:

                                       2002                    2001
                                       ----                    ----
Noncompetition agreement (a)        Ps.   174,287         Ps.   466,184
Call Center Operations (b)                 18,078                18,078
                                    -------------         -------------
                                          192,365               484,262
Accumulated amortization                 (179,409)             (373,800)
                                    -------------         -------------

                                    Ps.    12,956         Ps.   110,462
                                    =============         =============

(a) Consists mainly of a noncompetition agreement and certain rights for the use of transponders acquired in 1997, both of which were fully amortized in 2002.

(b) Consist mainly of software and other licenses for the Call Center operation that was acquired from Televisa in 2001.

NOTE 9 - TRANSACTIONS WITH AFFILIATED COMPANIES AND OTHER RELATED PARTIES:

The principal transactions of the Group with affiliated companies and related parties are:

                                                                 2002                 2001                2000
                                                                 ----                 ----                ----
Borrowings and accrued interest from
            stockholders (Note 11)                           Ps.  3,925,244     Ps.    3,066,748    Ps.   1,718,375
Broadcasting services, Florida (a)                                   82,107               92,118             97,353
Programming (b)                                                     178,973              143,522            130,037
Special events programming (c) (i)                                  183,202              142,089             83,293
Advertising costs (d)                                               128,000              140,616            128,683
Royalties (e)                                                        44,223               95,432             72,619
Call Center services (f)                                                  -               71,672             71,163
Broadcasting services, Mexico City (g)                               38,532               36,252             37,977
Fixed asset acquisitions                                             11,739               23,067             44,800
Acquisition of smart cards                                           10,085               52,117             66,547
Finance costs (Note 11)                                             285,256              213,861             98,472
Management and administrative services                                7,242               20,513             12,946
Maintenance services                                                 12,603               11,244              9,426
Advertising revenue                                                  28,711               31,635                  -
Transmission services, income                                         7,172                6,436              6,907
Other                                                                 7,829                2,222              1,424

(a) The Group has an informal agreement with DTH TechCo Partners, an affiliate of both Televisa and News Corporation, for play-out, uplink and downlink of signals and compression services. Costs for these services are anticipated to be approximately U.S.$9.5 million annually.

(b) The Group purchases the rights to broadcast certain popular channels through affiliates of Televisa and News Corporation. Fees for this programming are based upon the number of subscribers.

(c) The Group purchases, on occasion, the rights to broadcast certain special events programming from Televisa and its affiliates.

(d) The Group purchases advertising time from Televisa on an as needed basis and creative services from DTH TechCo Partners.

(e) Royalties paid to an affiliate of News Corporation consist of license, security and access fees and charges for the use of certain technology. The monthly fees and charges are based on the total number of subscribers, new subscribers during the period and the number of IRD's purchased.

(f) Until June 30, 2001, the Group received call processing services and customer care from an affiliate of Televisa. As described in Note 2.b., the Group purchased the call center operations from Televisa for Ps.24,161. Due to the satellite repointing and price increases, costs during the first six months of 2001 increased significantly.

(g) The Group purchases uplink and downlink, playout and compression services from an affiliate of Televisa for operations conducted in the Mexico City broadcast facility.

The outstanding balances due to affiliates and other related parties, excluding stockholders' loans and accrued interest, as of December 31, are as follows:

                                                2002                2001
                                                ----                ----
Televisa and subsidiaries (h)               Ps.   377,804      Ps.   304,478
News Corporation and subsidiaries                  55,616             45,148
                                            -------------      -------------

                                            Ps.   433,420      Ps.   349,626
                                            =============      =============

(h) Amount includes the liability for the prepaid advertising to Televisa. On October 31, 2001 and November 15, 2001, the Group entered into one-year advertising agreements with a subsidiary of Televisa for Ps.110 million and Ps.18 million respectively, covering the period January 1, 2002 to December 31, 2002. In December 2002, the Group entered into another one-year advertising agreement amounting to Ps.120 million, covering the period January 1, 2003 to December 31, 2003. The prepaid advertising is amortized as the advertising is aired.

(i) The Company has an informal agreement with Televisa for the purchase of exclusive rights to exhibit and distribute through SKY certain of the professional Mexican Soccer League programming and Mexican Boxing programming during the 2001 through 2003 seasons, as follows:

  - Exclusive transmission rights and local block-out rights over 20% of the professional Mexican Soccer League programming during the summer and winter seasons of 2001 and 2002;

  - Exclusive transmission rights and local block-out rights over 10% of the professional Mexican Soccer League programming during the summer season of 2003; and

  - Exclusive transmission rights to all Mexican Boxing programming during the calendar years 2001 and 2002.

  In consideration for the right to distribute all of the licensed events, the Group will pay to Televisa a total license fee amounting to US$15 million pro rata during the term as follows:

  - US$6 million for all programing to be licensed during 2001;

  - US$6 million for all programing to be licensed during 2002; and

  - The remaining US$3 million for all programing to be licensed thereafter until the end of the summer soccer season for 2003.

NOTE 10 - SENIOR NOTES:

In 1997, the Group concluded an offering of senior debt securities, priced to yield gross proceeds of U.S.$375 million, which mature in April 2007 ("Senior Notes"). The Senior Notes bear interest at a rate of 12 7/8% and are redeemable at the option of the Group, in whole or in part, at any time on or after April 1, 2002, initially at 106.4375% of their principal amount, plus accrued interest, declining ratably to 100% of their principal amount, plus accrued interest, on or after April 1, 2004. Interest on the Senior Notes is payable semi-annually on April 1 and October 1 of each year, commencing October 1, 1997. The Senior Notes, which are uncollateralized, unsubordinated indebtedness of the Group, contain certain covenants which, among other things, restrict the ability of the Company and certain subsidiaries to incur or guarantee additional indebtedness, make certain dividend, investment or other restricted payments, issue or sell stock of certain subsidiaries, enter into certain transactions with stockholders or affiliates, create liens, engage in sales-leaseback transactions, sell assets (except IRDs), or with respect to the Group, consolidate, merge, or sell all or substantially all of its assets. The indenture agreement required the Group to purchase and pledge as security for the benefit of the holders of the Senior Notes a portfolio of U.S. Government Securities for a three-year period which ended in March 2000.

NOTE 11 - STOCKHOLDERS' LOANS:

During 1999, the Group's stockholders agreed to make available to the Group up to U.S.$67.5 million in loans and up to U.S.$64.5 million in capital contributions. The loans and capital contributions were based on the monthly funding requirements of the Group, but were not to exceed the above maximums. On May 8, 2000, the Group signed an agreement which establishes that the stockholders would fund, in debt, on a pro rata basis, the amounts required under the Group's approved Business Plan; provided, however, that the aggregate amounts of such debt funding during 2000 would not exceed U.S.$72.2 million. The Group's stockholders' have provided debt funding in excess of the amounts contained in the agreement.

During 2002 and 2001, the Group borrowed a total of U.S.$29.5 million and U.S.$132.8 million, respectively, from its stockholders on a prorata basis. This amount was determined based on its cash flow needs.

Each stockholder loan, plus accrued interest, is payable in full ten years from the date of issuance. The maturity date of any individual loan may be accelerated or otherwise modified including by means of providing for periodic payments of interest or principle upon joint agreement of the stockholders and the Group. Each loan will bear interest at an annual rate of 9%. Interest paid to foreign companies will be net of the 15% withholding tax.

The Company expects that its stockholders will provide, if necessary, up to an aggregate amount of US$25 million to meet the Group's cash requirements during 2003.

The Group has received loans of U.S.$309.9 million as follows:

               Amounts in                 Amounts in
              thousands of               thousands of
                  U.S.                     Mexican
Year            Dollars                     Pesos
----            -------                     -----
1998           $    25,000             Ps.      261,600
1999                41,600                      435,302
2000                81,000                      847,584
2001               132,800                    1,389,619
2002                29,500                      308,688
               -----------             ----------------

               $   309,900             Ps.    3,242,793
               ===========             ================

NOTE 12 - FINANCIAL INSTRUMENTS:

The Group's financial instruments include cash and cash equivalents, trade accounts receivables, trade accounts payable, due to affiliated companies and other related parties, and debt. For cash and cash equivalents, trade accounts receivables, trade accounts payable, and due to affiliated companies and other related parties, the carrying amounts approximate fair value due to the short maturity of these instruments.

The fair value of the Senior Notes is based on quoted market prices. The estimated fair value of these instruments at December 31, 2002 and 2001 is as follows (amounts in thousands):

                          Carrying value                Fair value
                          --------------                ----------
December 31, 2002         U.S.$  375,000              U.S.$  330,000

December 31, 2001         U.S.$  375,000              U.S.$  360,000

The Senior Notes are thinly traded financial instruments. Accordingly, their market price at any balance sheet date may not be representative of the price which would be obtained in a more active market.

Management is unable to estimate the fair value of the stockholders' loans due to their nature.

NOTE 13 - COMMITMENTS AND CONTINGENCIES:

a. In 1996, the Group signed an agreement with an affiliate of News Corporation to acquire and implement a conditional access system. This system includes Smart Cards which decode satellite signals and control access by subscribers. In 1999, the Group acquired a subscriber management system
    (SMS) designed specifically for DTH services. Under these arrangements, the Group estimates that the 2003 commitment will approximate U.S.$11 million for royalties, licenses and maintenance of the foregoing systems. In 2002, 2001, and 2000, the Group incurred expenses of US$5.9 million, US$9.7 million and US$8.4 million, respectively.

    The Group has entered into agreements with Televisa and an affiliate of Televisa to provide uplink and downlink, playout and compression services at the Mexico City station. The annual commitments are estimated to be approximately U.S.$4.3 million per year. The Group incurred expenses of US$3.9 million in 2002 and US$3.8 million in each of 2001 and 2000.

    The Group entered into several contracts with programming providers, establishing that the amounts payable to the programmers will be based on the number of subscribers. These charges totaled Ps.657.3 million, Ps.650.3 million and Ps.517.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

b. Since January 1st 2002, a 10% excise tax was imposed on the collected revenues from the Group's pay television services. In February 2002, the Group filed a petition for constitutional relief against the Legislative Decree, which contains the amendments to the Law regarding the excise tax. The respective judgment is pending. Notwithstanding that the Company has filed the aforementioned petition, it is currently paying the corresponding tax as per the provisions of the Legislative Decree.

c. Under Mexican Tax Law, the Company and its subsidiaries, on an individual basis, must pay the higher of the income tax or the assets tax as determined annually. The assets tax is equal to 1.8% of a company's assets less certain liabilities. The Company and most of its subsidiaries were exempt from the assets tax from their formation in 1996 through December 31, 1999.

    Article 5 of the Asset Tax Law specifies that foreign debt is excluded in determining the assets tax. In 2000, the Group filed a declaratory judgement with the Federal Tax Court seeking to be able to deduct foreign debt in calculating the assets tax based on the unconstitutionality of this provision of Article 5 as previously determined by the Supreme Court of Justice. The tax authorities had opposed the Group's declaratory judgement and issued a tax ruling that the Group must exclude foreign debt in determining the assets tax.

    The Group filed a petition challenging the constitutionality of this provision of Article 5 of the Asset Tax Law.

    In order to avoid incurring penalties or interest, the Group paid Ps.$45.2 million in monthly payments during 2002, Ps.43.2 million in March 2002, corresponding to the assets tax due for fiscal year 2001 and Ps.7.5 million for the months of January and February 2003.

    On March 19, 2003, the court issued a favorable ruling allowing to the Group to deduct foreign debt in calculating the assets tax. The Group is analyzing various alternatives available to it in order to recover the total assets tax payments of Ps.95.9 million made to date.

d. The Group entered into two related agreements with CSG Software, Inc. (CSG), on June 12, 2002 under which CSG will provide: a) A non-exclusive, perpetual license for the use of the software "Kenan" to provide billing and order management to licensed subscribers, besides installation and implementation of the system, training and support services and, b) consulting services.

    Under the Software License and Service Agreement, the Group must pay US$3.4 million to CSG for a license capacity of up to 1,125,000 subscribers. However, the Group can purchase additional capacity according to the subscriber base growth at an additional cost per every 100,000 subscribers. Technical support in Mexico will be available for the first 24 months following the date on which live production of the system begin, the annual cost for these service will be US$585,600. It is possible in accordance with the agreement to use the Kenan system from other DTH platform in case of merger, acquisition or combination of platforms. On December 27, 2002 the Group agreed to remove some applications of the Kenan software, reducing the total license fees in US$500,000. The Group expects that the new SMS will be placed in service in late August 2003.

    Under the Consulting Services agreement, CSG will provide management and technology consulting, advisory and integration services related to the implementation of the Kenan end-to-end integrated solution, as well as the required interfaces with the Group's Siebel and NDS software currently on operation, accordingly with a Implementation Planning and Analysis process
    (IPA), previously agreed with the Group. Total cost of US$4.4 million of these services, will be payable upon completion of certain agreed milestones.

e. On June 2002, the Group executed an agreement with TV Azteca to begin paying them for the rights to rebroadcast their over-the-air Channels 7 and 13. It has also committed to purchase up to US$10.6 million in advertising from TV Azteca over three years and received rights to broadcast certain soccer matches and an option for exclusive broadcast rights after 2004. Prior to May 1, 2002, the Group was permitted to rebroadcast these channels at no cost.

NOTE 14 - CAPITAL STOCK:

The capital stock as of December 31, 2002 and 2001, is represented by three partnership interests of unequal value, distributed as follows:

Partnership
 interest       Subseries              Amount
 --------       ---------              ------
     1             A-1             Ps.  1,147,870
     1             B-1                    573,935
     1             B-2                    191,311

Series "A" is composed of a partnership interest initially representing 60% of the total capital stock. The Series "A" partnership interest may be subscribed to only by persons of Mexican nationality.

Series "B" is composed of a partnership interest initially representing 40% of the total capital stock. The Series "B" partnership interest is unrestricted as to ownership and therefore, may be acquired by Mexican investors and foreign natural and legal persons or by persons, companies or entities that are included in Article 2, Section III of the Foreign Investments Law.

During 1999, the Group received cash contributions of U.S.$29.4 million, U.S.$14.7 million and U.S.$4.9 million from Televisa, News Corporation and LMI, respectively.

Dividends paid will be free of income tax if paid out of the Net Taxable Income Account (CUFIN). A 34% rate will be paid on the amount exceeding the balance of the CUFIN by multiplying the dividend paid by the 1.5152 factor. The applicable tax since 2003 will be payable by the Group, and it may be credited against income tax the Group is subject to in the fiscal year that the Group pay the dividends or in the subsequent two fiscal years. Dividends paid will not be subject to any tax withholding.

The ability of the Group to declare dividends is restricted by the Senior Note indenture.

NOTE 15 - TRANSPONDERS SERVICES AND REORIENTATION COSTS:

During 2000, the Group recognized a nonrecurring charge of Ps.430,916 relating to the redundant use of the transponders on the Solidaridad 2 satellite once the PAS-9 satellite became operational, and for the increased costs to re-orientate customers' antennas to PAS-9 in a short period of time. The process of migrating customers from Solidaridad 2 to PAS-9 started in November 2000 and finally ended in March 2002. As explained in Note 5, the Group recorded an impairment charge of Ps.30,776 in April 2002 that related to certain transmission equipment associated with Solidaridad 2. This impairment loss, together with the payments for the use of Solidaridad 2 in the first quarter of 2002 amounting to Ps.14,182, was offset by the reversal of unutilized amounts raised in 2000 amounting to Ps.19,025, and reflected as a nonrecurring charge of Ps.25,933 in 2002.

NOTE 16 - RESTRUCTURING CHARGES:

The restructuring charges in 2002 and 2001 consisted of severance costs in connection with employee terminations.

NOTE 17 - ACCUMULATED LOSSES:

Under Mexican Corporate Law, interested third parties can request the dissolution of the Group if accumulated losses exceed two-thirds of capital stock. At December 31, 2002, the Group's accumulated losses exceeded its capital stock. Although the Group believes it is unlikely such action will occur, the Group, obtained from Televisa and News Corporation, a commitment to provide financial support to the Group for a period of one year from the balance sheet date, in proportion to their respective ownership interests, if required, to avoid such action.

The recoverability of the Group's investment in DTH infrastructure and product development is dependent upon future events, including, but not limited to, the stability of the Mexican economic environment, obtaining adequate financing for the Group's development program, the continued operation of satellites owned by third parties, the competitive and market environment for pay television services in Mexico, and the achievement of a level of operating revenues that is sufficient to support the Group's cost structure.

NOTE 18 - PROVISION FOR INCOME TAX ("IT"), ASSETS TAX ("AT") AND EMPLOYEES' STATUTORY PROFIT SHARING:

The Group expects to incur tax losses during the next several years. Tax losses can be carried forward for up to ten years and offset against any profits that the Group or Televisa may generate during that period in accordance with the Income Tax Law.

At December 31, 2002, the Group had total tax loss carryforwards of Ps.7,217,541, which will under certain circumstances, be carried forward over ten years from the period that the respective tax loss was generated in:

 Year of
expiration               Amount
----------               ------
   2003              Ps.           5
   2004                            4
   2005                            8
   2006                      317,041
   2007                    1,231,387
   2008                    1,885,634
   2009                      673,364
   2010                      899,542
   2011                      703,156
   2012                    1,507,400
                     ---------------

                     Ps.   7,217,541
                     ===============

The following items represent the principal differences between income taxes computed at the statutory rate and the Group's provision for income taxes:

                                                       2002               2001                2000
                                                       ----               ----                ----
Tax at the statutory rate 35% on loss
before taxes                                     (Ps.   592,667)    (Ps.    127,106)    (Ps.   650,485)
Differences in restatement                               89,834             (15,313)             8,853
Valuation allowance                                     581,927             302,962            414,150
Differences between tax and financial
accounting for cost of sales and purchases                    -                   -              2,786
Deferred advertising                                    (13,327)             (9,906)            (1,108)
Depreciation and amortization                           (43,071)             21,820              2,010
Debt issuance costs                                       3,490               3,689              3,852
Provisions                                              (11,065)           (159,283)           219,308
Deferred income                                          (7,316)            (10,729)             2,711
Other                                                    (7,805)             (6,134)            (2,077)
                                                  -------------      --------------      -------------

Provision for income tax                                      -                   -                  -
Assets tax                                              (75,530)            (46,283)              (130)
                                                  -------------      --------------      -------------

Total                                            (Ps.    75,530)    (Ps.     46,283)    (Ps.       130)
                                                  =============      ==============      =============

Deferred taxes at December 31, 2002 and 2001, were generated by the following temporary differences and tax loss carryforwards:

                                            2002                  2001
                                            ----                  ----
Prepaid expenses                     (Ps.      13,286)     (Ps.      10,319)
Property and equipment                        126,467               174,497
Other deferred costs                           36,733                29,441
Debt issuance costs                           (25,082)              (31,910)
Deferred income                                37,218                37,961
Accrued expenses                              162,000                62,483
Satellite transponders, net                    61,424                49,990
Tax loss carryforwards                      2,453,964             1,998,485
                                     ----------------       ---------------

                                            2,839,438             2,310,628

Valuation allowance                        (2,839,438)           (2,310,628)
                                     -----------------      ---------------

Deferred income tax                  Ps.   -                Ps.  -
                                     ================       ===============

Employees' statutory profit sharing in Mexico is determined for each subsidiary individually, not on a consolidated basis. There is no employees' statutory profit sharing deferred tax as of December 31, 2002 and 2001.

Pursuant to the tax legislation in force, the Company must pay annually the greater of the IT or the AT, which is determined on the average value of assets less certain liabilities. When the AT payments are greater than IT, they are recoverable against the IT in excess of the AT from the three prior years and the ten subsequent years.

The Group is also included in the consolidated tax return of Televisa and its consolidated subsidiaries for purposes of determining its income taxes and assets tax. Beginning January 1, 1999, 60% of the tax profit or loss obtained by the Group will be consolidated with the tax profit or loss of Televisa to the extent of Televisa's percentage ownership of the Group. Through December 31, 1998, Televisa recognized the total taxable loss of the Group to the extent of its percentage ownership.

The Group entered into a tax sharing agreement with Televisa under which the Group will, during the periods that the Group is a part of Televisa's consolidated tax group, pay Televisa the amount of income and asset taxes that Televisa is required to pay on behalf of the Group. No such amount will be payable until the Group's profit exceeds its tax loss carryforwards. Conversely, Televisa shall pay to the Group the portion of any tax refund allocable to the Group.

NOTE 19 - COMPREHENSIVE LOSS:

Comprehensive loss for the years ended December 31, 2002, 2001 and 2000, was as follows:

                                                                 2002               2001                2000
                                                                 ----               ----                ----
Loss per statements of loss                               (Ps.   1,768,863)    (Ps.   409,445)   (Ps.    1,858,659)
Result from holding non-monetary assets
for the year                                                       164,263           (128,496)             (26,665)
Supplementary liability for labor obligations                         (119)               (15)                   -
                                                           ---------------      -------------     ----------------

Comprehensive loss for the year                           (Ps.   1,604,719)    (Ps.   537,956)   (Ps.    1,885,324)
                                                           ===============      =============     ================

NOTE 20 - FOREIGN CURRENCY POSITION:

a. The foreign currency position of monetary items of the Group at December 31, 2002 and 2001, were as follows:

    2002:

                        Foreign currency                Year-end          Mexican pesos
Currency               amounts (thousands)            Exchange rate        (thousands)
--------               -------------------            -------------        -----------
Assets:
U.S. Dollars                  21,391                     10.464           Ps.   223,835

Liabilities:
U.S. Dollars                 935,999                     10.464               9,794,294

2001:

                        Foreign currency                Year-end          Mexican pesos
Currency               amounts (thousands)            Exchange rate        (thousands)
--------               -------------------            -------------        -----------
Assets:
U.S. Dollars                  70,640                      9.178           Ps.   648,334

Liabilities:
U.S. Dollars                 880,499                      9.178               8,081,220

b. The foreign currency position of non-monetary items of the Group at December 31, 2002 and 2001, were as follows:

    2002:

                                 Foreign currency                Year-end            Mexican pesos
Currency                        amounts (thousands)            Exchange rate          (thousands)
--------                        -------------------            -------------          -----------
Property and equipment:
U.S. Dollars                          35,562                      10.464             Ps.   372,121
Pounds Sterling                        7,521                       17.00                   127,857
Satellite transponders:
U.S. Dollars                         134,223                      10.464                 1,404,509

2001:

                                 Foreign currency                Year-end            Mexican Pesos
Currency                        amounts (thousands)            exchange rate          (thousands)
--------                        -------------------            -------------          -----------
Property and equipment:
U.S. Dollars                          36,651                       9.178             Ps.   336,383
Pounds Sterling                        5,969                      13.560                    80,940

Satellite transponders:
U.S. Dollars                         134,223                       9.178                 1,231,899

c. Transactions during 2002, 2001 and 2000 in foreign currencies included in the consolidated statements of loss were as follows:

    2002:

                                                            Foreign
                                                            currency     Year-end
                                                            amounts      exchange          Mexican Pesos
                                   Currency               (thousands)    rate (1)         (thousands) (1)
                                   --------               -----------    --------         --------------
Interest income                 U.S. Dollars                     74       10.464          Ps.        774
Costs and expenses:
Transponder expense             U.S. Dollars                 11,941       10.464                 124,951
Broadcasting                    U.S. Dollars                 12,663       10.464                 132,506
Programming                     U.S. Dollars                 58,800       10.464                 615,283
Royalty fees                    Pounds Sterling                 652       17.00                   11,084
Royalty fees                    U.S. Dollars                  3,605       10.464                  37,723
Other expenses                  U.S. Dollars                  3,552       10.464                  37,168
Interest expense                U.S. Dollars                 79,974       10.464                 836,848

2001:

                                                            Foreign
                                                            currency     Year-end
                                                            amounts      exchange          Mexican Pesos
                                   Currency               (thousands)    rate (1)         (thousands) (1)
                                   --------               -----------    --------         ---------------
Interest income                 U.S. Dollars                    235        9.178          Ps.      2,157
Costs and expenses:
Transponder expense             U.S. Dollars                 22,527        9.178                 206,753
Broadcasting                    U.S. Dollars                 13,581        9.178                 124,646
Programming                     U.S. Dollars                 59,281        9.178                 544,081
Royalty fees                    Pounds Sterling               2,177       13.560                  29,520
Royalty fees                    U.S. Dollars                  6,481        9.178                  59,483
Other expenses                  U.S. Dollars                  8,593        9.178                  78,867
Interest expense                U.S. Dollars                 72,052        9.178                 661,293

2000:

                                                            Foreign
                                                            currency     Year-end
                                                            amounts      exchange          Mexican Pesos
                                   Currency               (thousands)    rate (1)         (thousands) (1)
                                   --------               -----------    --------         ---------------
Interest income                 U.S. Dollars                    779        9.610          Ps.      7,486
Costs and expenses:
Transponder expense             U.S. Dollars                 23,835        9.610                 229,054
Inventory                       U.S. Dollars                 30,612        9.610                 294,181
Broadcasting                    U.S. Dollars                  9,000        9.610                  86,490
Programming                     U.S. Dollars                 47,500        9.610                 456,475
Royalty fees                    Pounds Sterling               2,063       14.588                  30,095
Royalty fees                    U.S. Dollars                  3,794        9.610                  36,460
Other expenses                  U.S. Dollars                  9,467        9.610                  90,978
Interest expense                U.S. Dollars                 54,452        9.610                 523,284

(1) For reference purposes only. Does not indicate the actual amounts presented in the consolidated statement of loss.

Paragraphs b) and c) are disclosed in accordance with the Fourth Amendment to Bulletin B-10 issued by the MIPA, which also provides that liabilities denominated in a foreign currency are translated using exchange rates in effect at the balance sheet date.

As of December 31, 2002 and 2001, the exchange rate between the Mexican Peso and the U.S. Dollar was Ps.10.464 and Ps.9.178 per U.S. dollar, respectively, which represents the interbank free market exchange rate as of those dates as published by Banco de Mexico, S.A. As of

January 31, 2003, the exchange rate was Ps.10.864 per U.S. dollar, which represents the interbank free market exchange rate as of that date as published by Banco de Mexico, S.A.

NOTE 21 - DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP:

The Group's consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP.

The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Modified Fifth Amendment to Bulletin B-10 for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican GAAP does not meet the consistent currency requirement of Regulation S-X of the Securities and Exchange Commission ("SEC").

The reconciliation to U.S. GAAP does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican GAAP Bulletin B-10, because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical, cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP that affect net loss and total stockholders' deficit are described below:

Deferred preoperating expenses and advertising costs

Under Mexican GAAP, it is acceptable to defer certain preoperating expenses and advertising costs and amortize these expenses over the life of the expected benefit. Under U.S. GAAP, these items are expensed as incurred.

Solidaridad 2 and satellite reorientation costs

Under Mexican GAAP, the Group recognized a non-recurring loss of Ps.430,916 during the year ended December 31, 2000 for the redundent use of the transponders on the Solidaridad 2 satellite once the PAS-9 satellite became operational and for the increased costs to reorientate customer's antennas to PAS-9 in a short period of time.

Under U.S. GAAP, the Group continued to use the Solidaridad 2 satellite to provide services to its customers through the termination of the Solidaridad 2 agreement. Accordingly, the monthly payments cannot be recognized as a one time loss, and the Group must continue using the straight-line method in accounting for the agreement. The Group discontinued the use of Solidaridad 2 satellite on March 31, 2002. The satellite reorientation costs are expensed as incurred as a part of operating expenses.

Maintenance reserve and smart cards replacement

Under Mexican GAAP, it is acceptable to accrue for certain expenses which management believes will be incurred in subsequent periods. Under U.S. GAAP, these costs are expensed as incurred.

Capitalization of financing costs

Mexican GAAP allows, but does not require, capitalization of integral financing costs attributable to acquired assets during installation and preoperating expenses. In 1996, the Group capitalized integral financing costs attributable to those assets. Capitalized integral financing costs include interest expense, gains from monetary position and foreign exchange losses.

U.S. GAAP requires the capitalization of interest during construction and installation of qualifying assets. In an inflationary economy, such as Mexico's, acceptable practice is to capitalize interest net of the monetary gain on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. In addition, U.S. GAAP does not allow the capitalization of foreign exchange losses or the capitalization of financing costs on deferred expenses.

No interest costs were capitalized for the years ended December 31, 2002, 2001 and 2000.

Restatement of property and equipment

Effective January 1, 1997, the Group adopted the Fifth Amendment to Bulletin B-10 which eliminated the use of replacement costs for the restatement of property and equipment and instead, included an option of using the Specific Index for the restatement of equipment of non-Mexican origin. The Group has elected to apply the Specific Index option for determining the restated balances of equipment of non-Mexican origin under Mexican GAAP. For U.S. GAAP purposes, the use of an index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant currency.

Restructuring charges

In 2002 and 2001, the Group provided for restructuring costs related to expected employee terminations. Under Mexican GAAP, these costs are recorded as other expenses. For U.S. GAAP purposes, these costs have been expensed as incurred and classified in operating expenses.

Revenue recognition

In prior years, under Mexican GAAP, concession fees paid to the Mexican Government and to the actors and artists guild were recorded against revenues. From January 1, 2002, these fees are recorded in cost of sales, consistent with the accounting treatment under US GAAP. Revenues under Mexican GAAP for the years ended December 31, 2001 and 2000 have been restated to conform with classification in the current year. Accordingly, the accompanying condensed consolidated statement of loss contains no adjustment in respect of the classification of such expenses.

Through September 30, 2000, the Group sold and transferred title to the DTH antenna, LNB and accessories to wholesale and other distributors who then re-sold the units to the subscriber. Revenue was recognized upon the sale of the unit to the distributor.

Effective October 1, 2000, the Group began providing the antenna, LNB and accessories to new subscribers, together with the IRD, for a set monthly rental fee, retaining title and ownership of all the equipment. From that date, the Group also uses intermediate parties to perform certain customer acquisition and installation services on its behalf. Under Mexican GAAP, the Group records as revenue amounts received from these intermediate parties. Under US GAAP, the Group follows the guidance of Emerging Issues Task Force Summary No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent", pursuant to which it has determined that it serves as principal in these transactions and that it should record as revenue amounts billed to the subscriber, as ultimate customer. The accompanying condensed consolidated statement of loss under US GAAP for the year ended December 31, 2002 therefore includes an adjustment to reflect as revenue the amounts billed to subscribers and not the amounts received from intermediate parties. The adjustments for the year ended December 31, 2001 and 2000 were not material.

In addition, under Mexican GAAP, initial non-refundable subscription fees are recognized upon activation of the new subscriber's DTH services. Under US GAAP, initial non-refundable subscription fees are recognized over the period that a new subscriber is expected to remain a customer (2002 and 2001 estimated to be 3 years). Customer acquisition costs directly attributable to the income are recognized over the same period under US GAAP. Those customer acquisition costs in excess of the initial non-refundable subscription fee revenues, are expensed as incurred.

Initial non-refundable subscription fees for the year ended December 31, 2002 amounted to Ps.144.9 million (Ps.165.8 million in 2001). Under US GAAP, deferred initial non-refundable subscription fee revenues of approximately Ps.195.0 million were recorded as of December 31, 2002 (Ps.135.9 million in 2001). In addition, customer acquisition costs which are expensed immediately under Mexican GAAP, have been deferred to match and equal initial non-refundable subscription revenues; therefore at December 31, 2002, deferred costs under US GAAP also amounted to Ps.195.0 million (Ps.135.9 million in 2001). Initial non-refundable subscription revenues (which are matched by customer acquisition costs) that have been recognized during the year amount to Ps.78.5 million (Ps.30.0 million in 2001). Deferred initial non-refundable subscription fee revenues and customer acquisition costs as of and for the year ended December 31, 2000 were not material.

The net impact on both operating loss and net loss of these US GAAP adjustments is nil in 2002, 2001 and 2000.

Deferred income taxes

Under Mexican GAAP, the Group follows the guidelines of amended Bulletin D-4 in accounting for income taxes. Bulletin D-4 is similar to U.S. GAAP, Statement of Financial Accounting Standards No. 109 ("SFAS 109") "Accounting for Income Taxes", in many respects.

SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets including benefits from tax loss carryforwards are recognized to the extent their realization is more likely than not.

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, applying SFAS 109 at December 31, 2002 and 2001, are as follows:

                                                   2002                  2001
                                                   ----                  ----
Deferred income tax liabilities:
Current:
Prepaid expenses and other                  (Ps.      79,601)     (Ps.      10,319)
                                             ----------------      ---------------

Total current                                        (79,601)              (10,319)

Non-current:
Debt issuance costs                                  (25,082)              (31,910)
                                            -----------------      ---------------

Total deferred income tax liabilities               (104,683)              (42,229)
                                            -----------------      ---------------

Deferred income tax assets:
Current:
Satellite transponders, net                           71,576                49,990
Accrued expenses                                     157,932                40,730
Deferred income                                      103,533                37,961
                                            ----------------       ---------------

Total current                                        333,041               128,681

Non-current:
Other deferred costs                                  36,733                29,441
Property and equipment                               101,635               174,497
Tax loss carryforwards                             2,453,964             1,998,498
                                            ----------------       ---------------

Total deferred income tax assets                   2,925,373             2,331,117

Less: Valuation allowance                         (2,820,690)           (2,288,888)
                                            -----------------      ---------------

Net deferred income tax assets                       104,683                42,229
                                            ----------------       ---------------

Deferred income taxes                        Ps.           -       Ps.           -
                                            ================       ===============

In conformity with the Income Tax Law, the Group restates the tax basis of preoperating expenses and property and equipment in a form similar to the restatement for financial reporting purposes, however based on a different date criteria.

Summary

Net loss for the years ended December 31, 2002, 2001 and 2000, adjusted to take into account the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Group, are as follows:

                                                     2002                2001               2000
                                                     ----                ----               ----
Net loss as reported under Mexican GAAP         (Ps. 1,768,863)      (Ps. 409,445)     (Ps. 1,858,659)
Deferred preoperating expenses                               -             46,667              50,958
Solidaridad 2 costs                                          -           (264,086)            264,086
Satellite reorientation costs                          (32,314)          (252,584)             89,594
Maintenance reserve                                      7,082             (6,535)              3,798
Smartcards replacement                                       -            (32,648)             32,648
Capitalization of financing costs                            -              1,850               1,221
Restatement  of property and equipment                    (992)           (18,592)              7,898
Restructuring charge                                    (4,714)             4,714                   -
                                                 -------------        -----------       -------------

Net loss in accordance with U.S. GAAP           (Ps. 1,799,801)      (Ps. 930,659)     (Ps. 1,408,456)
                                                 =============        ===========       =============

Stockholders' deficit as of December 31, 2002 and 2001, adjusted to take into account the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Group, are as follows:

                                                        2002                  2001
                                                        ----                  ----
Total stockholders' deficit under Mexican GAAP   (Ps.   6,905,899)     (Ps.   5,301,180)
U.S. GAAP adjustments:
Satellite reorientation costs                                   -                51,881
Maintenance reserve                                        11,967                 4,884
Restatement of property and equipment                      43,179               188,868
Restructuring charge                                            -                 4,714
                                                  ---------------       ---------------

Total U.S. GAAP adjustments                                55,146               250,347
                                                  ---------------       ---------------

Total stockholders' deficit under U.S. GAAP      (Ps.   6,850,753)     (Ps.   5,050,833)
                                                  ===============       ===============

A summary of the Group's statement of changes in stockholders' deficit with balances determined under U.S. GAAP is as follows:

Balance at December 31, 2000                      (Ps.   4,120,159)
Supplementary liability for labor obligations                  (15)
Net loss for the year                                     (930,659)
                                                   ---------------

Balance at December 31, 2001                            (5,050,833)
Supplementary liability for labor obligations                 (119)
Net loss for the year                                   (1,799,801)
                                                   ---------------

Balance at December 31, 2002                      (Ps.   6,850,753)
                                                   ===============

A summary of the Group's stockholders' deficit after the U.S. GAAP adjustments described above, as of December 31, is as follows:

                                                               2002                  2001
                                                               ----                  ----
Capital stock                                            Ps.   1,913,116        Ps.   1,913,116
Accumulated losses                                            (8,775,571)            (6,975,770)
Other comprehensive income:
        Excess from restatement                                   11,836                 11,836
        Supplementary liability for labor obligations               (134)                   (15)
                                                         ---------------        ---------------

Total stockholders' deficit under U.S. GAAP             (Ps.   6,850,753)      (Ps.   5,050,833)
                                                         ===============       ================

Included below are condensed consolidated financial statements of the Group as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, after giving effect to the U.S. GAAP adjustments.

CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of Mexican Pesos in purchasing power as of December 31,
2002)

                                                                        December 31,
                                                                        -----------
                                                                 2002                  2001
                                                                 ----                  ----
ASSETS
Current assets:
Cash and cash equivalents                                  Ps.      266,631      Ps.       45,180
Trade accounts receivables, net                                     103,782               128,123
Prepaid expenses and other                                          122,035               197,731
Other current assets                                                 58,265                62,992
                                                           ----------------      ----------------

Total current assets                                                550,713               434,026

Property and equipment, net                                       1,617,943             2,044,714
Satellite transponders, net                                       1,211,138             1,311,776
Deferred costs, net                                                 277,442               197,391
Intangible and other assets, net                                     22,530               111,232
                                                           ----------------      ----------------

Total assets                                               Ps.    3,679,766      Ps.    4,099,139
                                                           ================      ================

LIABILITIES
Current liabilities:
Trade accounts payable                                     Ps.       99,585      Ps.       85,956
Accrued expenses                                                    256,531               289,254
Satellite transponders obligation                                    52,812                44,085
Due to affiliated companies and other related parties               433,420               349,626
Other current liabilities                                           468,905               270,695
                                                           ----------------      ----------------

Total current liabilities                                         1,311,253             1,039,616

Non-current liabilities:
Senior notes                                                      3,924,000             3,637,930
Stockholder's loans                                               3,242,793             2,720,201
Satellite transponders obligation                                 1,368,843             1,314,192
Other non-current liabilities                                       683,630               438,033
                                                           ----------------      ----------------

Total liabilities                                                10,530,519             9,149,972
                                                           ----------------      ----------------

Commitments and contingencies                                    -                    -
Stockholders' deficit                                            (6,850,753)           (5,050,833)
                                                           ----------------      ----------------

Total liabilities and stockholders' deficit                Ps.    3,679,766      Ps.    4,099,139
                                                           ================      ================

CONDENSED CONSOLIDATED STATEMENT OF (LOSS) INCOME
(Expressed in thousands of Mexican Pesos in purchasing power as of December 31,
2002)

                                                           Years ended December 31,
                                                           ------------------------
                                               2002                  2001                   2000
                                               ----                  ----                   ----
Revenues from programming services       Ps.   1,904,516       Ps.   1,998,665        Ps.   1,716,179
Revenues from rental of IRDs                     804,826               515,358                381,321
Other revenues                                   606,634               626,973                462,002
                                         ---------------       ---------------        ---------------

Net revenues                                   3,315,976             3,140,996              2,559,502

Operating expenses:
Cost of sales - programming services             557,832               780,028                624,543
Cost of sales - other                            388,033               560,745                799,972
Administrative expenses                          132,683               445,195                330,392
Selling expenses                                 832,751               858,242                816,414
Other operating expenses                         555,078               369,695                254,671
Depreciation and amortization                    926,070               918,410                784,503
                                         ---------------       ---------------        ---------------

Total operating expenses                       3,392,447             3,932,315              3,610,495
                                         ---------------       ---------------        ---------------

Operating loss                                   (76,471)             (791,319)            (1,050,993)

Integral results of financing                 (1,647,800)              (93,057)              (357,332)
                                         ---------------       ---------------        ---------------

Loss before tax                               (1,724,271)             (884,376)            (1,408,325)

Provision for income and assets taxes            (75,530)              (46,283)                  (131)
                                         ---------------       ---------------        ---------------

Net loss                                (Ps.   1,799,801)     (Ps.     930,659)      (Ps.   1,408,456)
                                         ===============       ===============        ===============

Cash Flows

Mexican GAAP Bulletin B-12, specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

Presented below are statements of cash flow for the years ended December 31, 2002, 2001 and 2000, prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements present nominal cash flows during the period, adjusted to December 31, 2002, purchasing power.

                                                               2002                      2001                      2000
                                                         ----------------           ---------------          ----------------
Operating activities:
Net loss                                                 (Ps.   1,799,801)          (Ps.    930,659)         (Ps.   1,408,456)
Adjustments to reconcile net (loss)
to cash flows (used in)
operating activities:
Gain from monetary position                                      (498,615)                 (432,168)                 (495,772)
Unrealized exchange losses (gains)                              1,022,900                  (303,104)                   84,403
Allowance for doubtful accounts                                   110,827                   174,058                    37,893
Depreciation and amortization                                     926,070                   918,410                   773,046
Impairment of fixed assets                                         30,776                  -                           11,458
Other                                                            -                           37,563                  -

Changes in operating assets and liabilities:
Assets                                                           (116,385)                 (249,798)                 (132,912)
Liabilities                                                       629,954                   247,065                   395,889
                                                         ----------------           ---------------          ----------------

Cash flows provided by (used in)
 operating activities                                             305,726                  (538,633)                 (734,451)
                                                         ----------------           ---------------          ----------------

Financing activities:
Stockholders' loans                                               308,688                 1,288,311                   858,982
Satellite transponders obligation                                 (45,089)                  (29,909)                  -
                                                         ----------------           ---------------          ----------------

Cash flows provided by financing
activities                                                        263,599                 1,258,402                   858,982
                                                         ----------------           ---------------          ----------------

Investing activities:
Investment in property and equipment                             (337,081)                 (719,889)                 (643,468)
Sale of restricted investments                                   -                         -                          277,197
                                                         ----------------           ---------------          ----------------

Cash flows (used in) investing activities                        (337,081)                 (719,889)                 (366,271)
                                                         ----------------           ---------------          ----------------

Effects of inflation                                              (10,793)                   (3,612)                  (20,962)
                                                         ----------------           ---------------          ----------------

Increase (decrease) in cash and cash
equivalents                                                       221,451                    (3,732)                 (262,702)

Cash and cash equivalents, beginning
of period                                                          45,180                    48,912                   311,614
                                                         ----------------           ---------------          ----------------

Cash and cash equivalents, end of period                  Ps.     266,631            Ps.     45,180           Ps.      48,912
                                                         ================           ===============          ================

                                                               2002                      2001                      2000
                                                         ----------------           ---------------          ----------------
Interest and taxes paid:
Interest paid                                            Ps.      495,124           Ps.     510,433          Ps.      617,178
Income and asset taxes paid                                        88,868                       129                        48

Non-cash Investing and Financing Activities

Capital lease obligation of U.S.$133.9 million (Ps.1,432.6 million) was incurred when the Group entered into agreements with PanAmSat for the use of 12 KU-band transponders on the PAS-9 satellite in September 2000.

Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligation" ("SFAS 143"). SFAS 143 establishes accounting standards for recognition and measurement of a liability at fair value for an asset retirement obligation and an addition to the associated asset retirement cost. The accretion of interest expense each period is subsequently recorded as an expense and added to the liability. The Group is required to adopt SFAS 143 effective January 1, 2003. The Group does not expect that the adoption of FAS 143 will have a material impact on its results of operations and financial position.

In April 2002, the FASB issued Statements of Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002" ("SFAS 145"). SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", and SFAS 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements". As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". In addition, SFAS 145 amends SFAS 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The Group is currently evaluating the impact that the adoption of SFAS 145 will have on its results of operations and financial position. However, the Group does not believe that the adoption of SFAS 145 will have a material impact on its results of operations and financial position.

In June 2002, the FASB issued Statement of Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exist an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS 146 eliminates the definition and requirements for recognition of exist costs in EITF 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also concludes that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exist or disposal activities initiated after December 31, 2002. The Group is currently evaluating the impact that the adoption of SFAS 146 will have on its results of operations and financial position. However, the Group does not believe that the adoption of SFAS 146 will have a material impact on its results of operations and financial position.