Form 20-F
period 2003-12-31
INNOVA S DE RL
filed 2004-06-30
CIK 1044884

--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003

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

                          9.375% SENIOR NOTES DUE 2013

      The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2003 was:

      One Series A-1 Social Part, One Series B-1 Social Part, One Series B-2 Social Part and One Series C Social Part

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

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                                                   PAGE
                                                                                                   ----
PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...............................       1

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.............................................       1

ITEM 3.   KEY INFORMATION....................................................................        1

             Selected Financial Data..........................................................       1
             Risk Factors.....................................................................       3

ITEM 4.   INFORMATION ON THE COMPANY..........................................................      17

             History and Development of the Company...........................................      17
             Business Overview................................................................      19
             Organizational Structure.........................................................      38
             Property, Plant and Equipment....................................................      40

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................................      41

             Overview.........................................................................      41
             Operating Results................................................................      43
             Liquidity and Capital Resources..................................................      47
             Research and Development, Patents and Licenses, etc.............................       49
             Off-Balance Sheet Arrangements...................................................      49
             Contractual Obligations and Commercial Commitments...............................      50

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................................      56

             Directors and Senior Management..................................................      56
             Compensation.....................................................................      60
             Board Practices..................................................................      60
             Employees........................................................................      60
             Share Ownership..................................................................      61

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................................      62

             Major Shareholders...............................................................      62
             Related Party Transactions.......................................................      62
             Interests of Counsel.............................................................      65

ITEM 8.   FINANCIAL INFORMATION...............................................................      67

ITEM 9.   THE OFFER AND LISTING...............................................................      67

Item 10.  ADDITIONAL INFORMATION..............................................................      67

             Bylaws...........................................................................      67
             Material Contracts..............................................................       70
             Exchange Controls................................................................      72
             Taxation.........................................................................      72
             Documents on Display.............................................................      78

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........................      80

PART II

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............................      81

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................................      82

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
          AND USE OF PROCEEDS.................................................................      82

ITEM 15.  CONTROLS AND PROCEDURES.............................................................      82

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT....................................................      82

ITEM 16B. CODE OF ETHICS.....................................................................       82

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES..............................................      83

PART III

ITEM 17.  FINANCIAL STATEMENTS...................................................................   84

ITEM 18.  FINANCIAL STATEMENTS...................................................................   84

ITEM 19.  EXHIBITS...............................................................................   84

      The terms "we", "us", "our" and "Innova" are used in this annual report to refer to Innova, S. de R.L. de C.V and its consolidated subsidiaries. We maintain our books and records in Pesos and present our financial statements in conformity with generally accepted accounting principles in Mexico, or Mexican GAAP. Mexican GAAP differ in some significant respects from generally accepted accounting principles in the United States, or U.S. GAAP, and generally accepted accounting principles adopted in other countries. For example, under Mexican GAAP, we must account for the effects of inflation. Accordingly, we have adjusted all data in our consolidated financial statements and the notes thereto, as well as our selected consolidated financial information, to reflect the 4% inflation Mexico experienced in the fiscal year ended December 31, 2003, unless otherwise indicated. See Note 3 to our consolidated financial statements.

      We use the Mexican Interbank free market exchange rate, commonly known as the Interbank Rate, as reported by Banco Nacional de Mexico, S.A., to prepare our financial statements. Unless otherwise indicated, references to "Ps." or "Pesos" in this annual report are to Mexican Pesos and references to "U.S. Dollars, " "US$" or "$," are to United States Dollars. See "Item 3 -- Key Information -- Exchange Rate Information" for information regarding the rates of exchange between the Peso and the U.S. Dollar for specified periods. You should not construe the exchange rate translations in this report as representations that the Peso amounts represent actual U.S. Dollar amounts or that they could be converted into U.S. Dollars at the rate indicated or at any other rate.

                                      PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3. KEY INFORMATION

                             SELECTED FINANCIAL DATA

      The following table presents our selected consolidated financial information as of and for each of the periods indicated. This data is qualified in its entirety by reference to, and should be read together with, our audited year-end financial statements and the notes to those financial statements. The following data for each of the years ended December 31, 1999, 2000, 2001, 2002 and 2003 has been derived from our audited year-end financial statements, including the consolidated balance sheets as of December 31, 2002 and 2003, and the related consolidated statements of income and changes in financial position for the years ended December 31, 2001, 2002 and 2003 and the accompanying notes included in this annual report. The data should also be read together with "Item 5 -- Operating and Financial Review and Prospects." Unless otherwise indicated, financial information is presented in constant Mexican Pesos in purchasing power as of December 31, 2003.

      Our consolidated annual financial statements were prepared in accordance with Mexican GAAP, which differs in some significant respects from U.S. GAAP.
Note 20 to the consolidated annual financial statements describes the principal differences between Mexican GAAP and U.S. GAAP with respect to Innova and reconciles net (loss) income to U.S. GAAP. In addition, the selected consolidated financial information below provides U.S. GAAP figures for net sales, operating (loss) income, total assets, net liabilities and equity owners' deficit.


                                                    AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                    ------------------------------------------------------------------------
                                        1999             2000           2001          2002          2003
                                        ----             ----           ----          ----          ----
                                            (IN THOUSANDS OF CONSTANT DECEMBER 31, 2003 MEXICAN PESOS)
STATEMENT OF OPERATIONS DATA:
Net sales ........................  Ps. 1,891,134    Ps.2,662,053  Ps. 3,396,025  Ps.3,569,500  Ps.3,820,738
Depreciation and amortization            (713,437)       (878,194)      (986,079)     (961,896)     (808,628)
Operating (loss) profit ..........     (1,198,443)     (1,118,399)      (290,026)        9,380       382,875
Total integral results of
  financing(1) ...................        145,879        (366,032)       (73,473)   (1,713,383)   (1,196,193)
Other (expenses) income, net .....         12,168               -              -       (22,677)        3,478
Transponder services-Solidaridad
  2 and repointing costs(2) ......              -        (448,066)             -       (26,965)            -
Restructuring charges(2)..........              -               -        (14,116)       (6,753)     (106,896)
Loss before provisions for
  taxes ..........................     (1,040,397)     (1,932,498)      (377,615)   (1,760,398)     (916,736)
Provisions for taxes(3)...........            (37)           (135)       (48,126)      (78,536)      117,050
Net loss .........................     (1,040,434)     (1,932,633)      (425,741)   (1,838,955)     (798,653)
Net sales (U.S. GAAP)(4) .........  Ps. 1,946,062    Ps.2,661,370  Ps. 3,266,008  Ps.3,447,952  Ps.3,745,848
Operating (loss) income
  (U.S. GAAP) (4).................     (1,032,245)     (1,092,822)      (822,813)      (79,206)      422,734
Net (loss) income
  (U.S GAAP)(4) ..................        213,864      (1,464,512)      (967,699)   (1,871,124)     (781,563)

BALANCE SHEET DATA:
Property and equipment, net(5)....  Ps. 1,988,171    Ps.1,984,727  Ps. 2,029,872  Ps.1,606,392  Ps.1,397,679
Satellite transponders, net(6)....              -       1,456,471      1,263,825     1,290,389     1,253,439
Total other non-current
  assets .........................        582,533         362,619        226,536       109,104        66,453
Total assets .....................      3,419,070       4,106,974      3,924,545     3,578,516     3,476,533
Total assets (U.S. GAAP)(4).......      3,360,556       4,178,454      4,262,284     3,826,220     3,627,049
Net liabilities ..................      2,992,440       4,952,800      5,512,167     7,180,445     3,533,307
Net liabilities (U.S. GAAP)(4)....      2,819,744       4,284,173      5,251,856     7,123,104     3,566,653
Due to affiliated companies
  and related parties(7)..........        252,966         253,845        363,541       450,670       426,280
Senior notes(8)...................      4,451,809       4,135,073      3,782,719     4,080,175     4,355,300
Owners' loans(7)..................        790,641       1,627,566      2,828,465      3,371,856            -
Satellite transponders
  obligation(6) ..................              -       1,530,815      1,412,336     1,478,237     1,468,393
Equity owners' deficit(9).........     (2,992,440)     (4,952,800)    (5,512,167)   (7,180,445)   (3,533,307)
Social parts .....................      1,989,258       1,989,258      1,989,258     1,989,258     6,327,232
Equity owners' deficit (U.S.
  GAAP)(4)(9) ....................     (2,819,744)     (4,284,173)    (5,251,856)   (7,123,104)   (3,566,653)
                                      ----------------------------------------------------------------------

NOTES TO SELECTED CONSOLIDATED FINANCIAL DATA:

(1) Includes interest expense, interest income, foreign exchange gains and (losses) and net gain from monetary position. See Note 3 to our consolidated annual financial statements.

(2)   See Note 15 to our consolidated annual financial statements.

(3)   See Note 17 to our consolidated annual financial statements.

(4) The principal differences between Mexican GAAP and U.S. GAAP as they relate to us consist of differences in the capitalization and amortization of pre-operating expenses, the provision for costs associated with re-pointing our subscriber's antennas from the Solidaridad 2 satellite to the PAS-9 satellite, the provision for the redundant use of the Solidaridad 2 satellite, the reversal of other accruals, the capitalization of financing costs, the restatement of property and equipment, and the recognition of revenue. We paid Satelites Mexicanos, S.A. de C.V., or SatMex, a monthly service fee of U.S.$1.752 million for satellite signal reception and retransmission service from 12 transponders on Solidaridad 2 through December 31, 2001, and a flat fee of US$1.5 million for the use of up to eight transponders from January 1, 2002 through April 3, 2002. The process of migrating customers from Solidaridad 2 to PAS-9 started in November 2000 and ended in March 2002. Re-pointing costs were approximately U.S.$35 million. See Note 20 to our consolidated annual financial statements.

(5)   See Note 5 to our consolidated annual financial statements.

(6) In 2000, we accounted for the agreement for the use of 12 transponders on the PAS-9 satellite as a capital lease, recognizing a satellite transponder asset and corresponding liability equal to the net present value of the monthly payments over the lease term. The satellite transponder asset is depreciated on a straight-line-basis over the lease term. Part of the monthly payments are recognized in our consolidated income statements as interest expense and part as a reduction of the satellite obligation. Our consolidated income statement also recognizes on a monthly basis the amortization of the net present value of our satellite transponder asset. Our other satellite transponder agreements have been accounted for as operating leases. The satellite transponder obligations provided represent both current and long-term obligations. See Note 6 to our consolidated annual financial statements.

(7) Amounts do not include accrued interest. Effective as of September 9, 2003, our owners capitalized all loans made by them or any of their affiliates to us. The amount of the loans and accrued interest capitalized as of September 9, 2003 was approximately Ps. 4.3 billion. See "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources."

(8) Amounts do not include accrued interest. In September 2003, we issued U.S.$300.0 million of senior notes in a private offering at a price of 100%. The notes bear interest at a rate of 9.375% and mature on September 19, 2013. See "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources" and Note 10 to our consolidated annual financial statements.

(9) Represents the value of social parts authorized and issued to our equity owners. This line item is equivalent to capital stock. See Note 15 to our consolidated annual financial statements.

EXCHANGE RATE INFORMATION

      Since November 1991, Mexico has had a free market for foreign exchange, and since December 1994, the Mexican government has allowed the Peso to float freely against the U.S. Dollar. During 1998, the foreign exchange markets experienced volatility as a result of the financial crises in Asia and Russia and the financial turmoil in countries such as Brazil and Venezuela. More recently, global terrorist attacks and a weaker U.S. economy, combined with the conflicts in the Middle East, have negatively affected international markets, which could continue to impact the value of the Peso. See " -- Risk Factors -- Risk Factors Related to Mexico -- Developments in Other Emerging Market Countries or the United States May Affect Us and the Prices for Our Securities." We cannot assure you that the Mexican government will maintain its current policies with regard to the Peso or that the Peso will not further depreciate or appreciate significantly in the future.

      The following table sets forth, for the periods indicated, the high, low, average and period end noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York, expressed as Ps. per U.S. $1.00. As of June 28, 2004, the noon buying rate for the purchase of U.S. Dollars was Ps. 11.42 per U.S. Dollar.

                                                                         EXCHANGE RATE
                                                                         -------------
                                                       HIGH           LOW        AVERAGE(1)   PERIOD END
                                                       ----           ---        -------      ----------
YEAR ENDED DECEMBER 31,
-----------------------
1999.......................................            10.60         9.24         9.56           9.48
2000.......................................            10.09         9.18         9.47           9.62
2001.......................................             9.97         8.95         9.33           9.16
2002.......................................            10.43         9.00         9.75          10.43
2003.......................................            11.41        10.11        10.80          11.24
MONTH ENDED
-----------
December 31, 2003..........................            11.41        11.17        11.25          11.24
January 31, 2004...........................            11.10        10.81        10.92          11.01
February 28, 2004..........................            11.25        10.91        11.03          11.06
March 31, 2004.............................            11.23        10.92        11.02          11.18
April 30, 2004.............................            11.43        11.16        11.27          11.40
May 31, 2004...............................            11.64        11.38        11.52          11.41
Through June 28, 2004......................            11.49        11.30        11.38          11.42

-----------------------------------------

(1) Annual average rates reflect the average of noon buying rates on the last day of each month during the relevant period. Monthly average rates reflect the average of daily noon buying rates.

      The above rates may differ from the actual rates used in the preparation of the consolidated financial statements and the other financial information appearing in this annual report on Form 20-F. Our inclusion of these exchange rates is not meant to suggest that the Peso amounts actually represent these U.S. Dollar amounts or that Peso amounts could have been converted into U.S. Dollars at any particular rate, if at all.

      Unless we otherwise indicate, all Peso amounts as of December 31, 2003 are translated into U.S. Dollars at an exchange rate of Ps. 11.225 to $1.00, and all amounts disclosed for the year ended December 31, 2003 are based on an average exchange rate of Ps. 10.797 to $1.00. All amounts disclosed as of December 31, 2002 are based on an exchange rate of Ps. 10.464 to $1.00, and all amounts disclosed for the year ended December 31, 2002 are based on an average exchange rate of Ps. 9.665 to $1.00. All amounts disclosed as of December 31, 2001 are based on an exchange rate of Ps. 9.178 to $1.00, and all amounts disclosed for the year ended December 31, 2001 are based on an average exchange rate of Ps.
9.350 to $1.00. The devaluation of the peso over the past two years may have a considerable impact on the Peso comparisons.

      The Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos to U.S. Dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future, as has occurred from time to time in the past. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal of indebtedness, as well as obtaining foreign programming and other goods, would be adversely affected. See " -- Risk Factors -- Risk Factors Related to Mexico -- Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit the Ability of Our Company and Others to Convert Pesos into U.S. Dollars or Other Currencies Which Could Adversely Affect Our Business, Financial Condition or Results of Operations."

DIVIDENDS AND DIVIDEND POLICY

      We have not declared or paid any dividends. Under the Social Part Holders Agreement among Grupo Televisa, S.A., or Televisa, The News Corporation Limited, or News Corporation, and other related parties, dated March 6, 1997, and our bylaws, dividends, if declared, may be paid in Pesos or U.S. Dollars as determined by our equity holders. The U.S. Dollar value of any dividends would be affected by the exchange rate if paid in Pesos. The indentures governing our 12-7/8% senior notes due 2007 and our 9.375% senior notes due 2013, collectively our senior notes, restrict our ability to declare dividends under various conditions.

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

RISK FACTORS RELATED TO MEXICO

ECONOMIC AND POLITICAL DEVELOPMENTS IN MEXICO MAY ADVERSELY AFFECT OUR BUSINESS

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

MEXICO HAS EXPERIENCED ADVERSE ECONOMIC CONDITIONS

      Mexico has historically experienced uneven periods of economic growth. In 2001, Mexico's gross domestic product, or GDP, decreased 0.1%, primarily as a result of the downturn in the U.S. economy. Mexican GDP increased 0.7%, 1.3% and 1.32% in 2002, 2003 and the three month period ended March 31, 2004, respectively. Inflation in 2001, 2002, 2003 and the three month period ended March 31, 2004 was 4.4%, 5.7%, 4.0% and 1.6%, respectively. Although these inflation rates tend to be lower than Mexico's historical inflation rates, Mexico's current level of inflation remains higher than the annual inflation rates of its main trading partners, including the U.S., GDP growth fell short of Mexican government estimates in 2003; however, according to Mexican government estimates, GDP in Mexico is expected to grow by approximately 3.0% to 3.5%, while inflation is expected to be less than 4.0%, in 2004. We cannot assure you that these estimates will prove to be accurate.

      If the Mexican economy should fall into a recession or if other economic events such as increased inflation, interest rates or deflation occur, our business, financial condition and results of operations may be adversely affected for the following reasons:

            - demand for direct to home, or DTH, satellite services, pay-per-view programming and other services may decrease;

            - consumers may decrease spending on high-margin services or programming packages;

            - demand for advertising may decrease both because consumers may reduce expenditures for our advertisers' products, and because advertisers may reduce advertising expenditures;

            - to the extent inflation exceeds price increases, our prices and revenues will be adversely affected in "real" terms; and

            - any Peso-denominated debt in the future could be incurred at high interest rates.

CURRENCY FLUCTUATIONS OR THE DEVALUATION AND DEPRECIATION OF THE PESO COULD LIMIT THE ABILITY OF OUR COMPANY AND OTHERS TO CONVERT PESOS INTO U.S. DOLLARS OR OTHER CURRENCIES WHICH COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS

      Most of our indebtedness and a significant amount of our costs are U.S. Dollar-denominated, while our revenues are primarily Peso-denominated. As a result, decreases in the value of the Peso against the U.S. Dollar could cause us to incur foreign exchange losses, which would reduce our net income.

      Severe devaluation or depreciation of the Peso may also result in governmental intervention, as has resulted in Argentina, or disruption of international foreign exchange markets. This may limit our ability to transfer or convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness and adversely affect our ability to pay our satellite and other U.S. Dollar-denominated costs, obtain foreign programming and other imported goods. The Mexican economy has suffered current account balance of payment deficits and shortages in foreign exchange reserves in the past. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or to transfer other currencies outside of Mexico, the Mexican government could institute restrictive exchange control policies in the future. Devaluation or depreciation of the Peso against the U.S. Dollar may also adversely affect U.S. Dollar prices for our securities.

HIGH INTEREST RATES IN MEXICO COULD INCREASE OUR FINANCING COSTS

      Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 11.3%, 7.1%, 6.2% and 5.6% for 2001, 2002, 2003 and the
three-month period ended March 31, 2004, respectively. Their rates are significantly higher than the interest rates for treasury securities trading in the U.S. Accordingly, if we need to incur Peso-denominated debt in the future, it will likely be at higher interest rates.

POLITICAL EVENTS IN MEXICO COULD AFFECT MEXICAN ECONOMIC POLICY AND OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      In the Mexican national elections held on July 2, 2000, Vicente Fox of the Partido Accion Nacional, or the National Action Party, won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional, or the Institutional Revolutionary Party. President Fox has encountered strong opposition to a number of his proposed reforms in both the Chamber of Deputies and the Senate, where opposition forces have frequently joined to block his initiatives.

      Although the Mexican economy has exhibited signs of improvement, general micro-economic sluggishness continues. This continuing weakness in the Mexican economy combined with recent political events has slowed economic reform and progress. In elections in 2003, the political party of Mexico's President Vicente Fox lost additional seats in the Mexican congress, as well as state governorships. The increased party opposition and legislative gridlock arising out of the elections could further hinder President Fox's ability to implement his economic reforms. During 2004, there will be elections for governors and local congresses in approximately one-third of Mexico's 32 states. National politicians are currently focused on the 2006 elections and crucial reforms regarding fiscal policy, electricity, social security and oil have not been and may not be approved. The effects on the social and political situation in Mexico could adversely affect the Mexican economy, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities.

DEVELOPMENTS IN OTHER EMERGING MARKET COUNTRIES OR THE UNITED STATES MAY AFFECT US AND THE PRICES FOR OUR SECURITIES

      In the past, economic crises in Asia, Russia, Brazil and other areas and slowdowns in the U.S. economy have adversely affected the Mexican economy. Future economic developments in other emerging markets such as Argentina and Venezuela, as well as recessions in the United States, could adversely affect the Mexican economy in future periods. The market value of securities of Mexican companies, the economic and political situation in Mexico and our financial condition and results of operations are, to varying degrees, affected by economic and market conditions in other emerging market countries and in the U.S. Although economic conditions in other emerging market countries and the U.S. may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on Mexico, the market value or trading price of securities of Mexican issuers, including our senior notes, or our business.

      In particular, Argentina's insolvency and default on its public debt, which deepened the existing financial, economic and political crises in that country, could adversely affect Mexico, the market value of our securities or our business. The former Argentine President, Eduardo Duhalde, took office on January 6, 2002 in the midst of significant political unrest, after a series of interim presidents and administrations following the resignation of President Fernando de la Rua in December 2001. On May 15, 2003, a new President, Nestor Kirchner, took office in Argentina and was expected to retain the same economy minister and continue the fiscal and monetary policies initiated by former President Duhalde. On May 12, 2004, President Kirchner announced several measures to cope with the current energy crisis in Argentina, which include substantial increases in the export tax for oil and gas, increases in gas rates for industrial customers and the creation of a state-owned energy company. The overall expected impact on the sector appears negative. The devaluation of the Argentine Peso may continue to have a material adverse effect on Argentina and presents risks that the Argentine financial system may collapse and that substantial inflation may occur. The rapid and radical nature of changes in the Argentine social, political, economic and legal environment continue to create significant uncertainty. To the extent that the new Argentine government is unsuccessful in preventing further economic decline via this and other measures, the energy crisis may adversely affect the market value and trading price of our securities.

      In addition, on April 12, 2002, following a week of strikes, demonstrations and riots, Venezuelan President Hugo Chavez was forced to resign from office by Venezuela's military commanders in an attempted coup d'etat. Although Mr. Chavez was restored to power on April 14, 2002, the political and economic future of Venezuela remains uncertain. A nationwide general strike that occurred between December 2002 and January 2003 caused a significant reduction in oil production in Venezuela, and had a material adverse effect on Venezuela's oil-dependent economy. In response to the general strike and in an effort to shore up the economy and control inflation, in February 2003 Venezuelan authorities imposed foreign exchange and price controls on specified products. Inflation continues to grow despite price controls and the political and economic environment has continued to deteriorate. 2004 economic predictions have fallen; this has led to increasing social instability and new massive public demonstrations against President Chavez. President Chavez has agreed to permit a recall election to take place on August 15, 2004. We cannot predict what effect, if any, these events will have on the economies of other emerging market countries, including Mexico, the price of our securities or our business.

      The price of our securities has also historically been adversely affected by increases in interest rates in the United States and elsewhere. The Federal Reserve Bank of the United States has signaled that it is preparing for "measured" increases in interest rates in 2004. As interest rates rise, the prices of our securities may fall.

THE SEPTEMBER 11, 2001 TERRORIST ATTACKS ON THE UNITED STATES, AND MORE RECENTLY THE UNITED STATES INVASION OF IRAQ, HAVE NEGATIVELY AFFECTED INDUSTRY AND ECONOMIC CONDITIONS GLOBALLY, AND THESE CONDITIONS HAVE HAD, AND MAY CONTINUE TO HAVE, A NEGATIVE EFFECT ON OUR BUSINESS

      Our net sales are affected by numerous factors, including changes in viewing preferences, programming costs and consumers' purchasing power. Historically, these factors have correlated with the general condition of the economy and thus, are subject to the risks that arise from adverse changes in domestic and global economic conditions. Consumer confidence and spending may decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. The terrorist attacks on September 11, 2001 depressed economic activity in the U.S. and globally, including the Mexican economy. Since those attacks, there have been terrorist attacks abroad, such as the terrorist attacks in Madrid on March 11, 2004, as well as ongoing threats of future terrorist attacks in the United States and abroad. In response to these terrorist attacks and threats, the United States has instituted several anti-terrorism measures, most notably the formation of the Office of Homeland Security and the invasion of Afghanistan and Iraq. Although it is not possible at this time to determine the long-term effect of these terrorist threats and attacks and the consequent response by the United States, there can be no assurance that there will not be other attacks or threats in the United States or abroad that will lead to a further economic contraction in the United States or any other major markets. In the short term, however, terrorist activity against the United States and the consequent response by the United States has contributed to the uncertainty of the stability of the United States economy as well as global capital markets. It is not certain how long these economic conditions will continue. If terrorist attacks continue or become more prevalent, if the economic conditions in the U.S. decline, or if a global recession materializes, our business, financial condition and results of operations may be materially and adversely affected.

DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP MAY HAVE AN IMPACT ON THE PRESENTATION OF OUR FINANCIAL INFORMATION

      Our annual audited consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. Therefore, potential investors may not be able to ascertain the risks of our company as easily as they would if we were a U.S. company. See Note 20 to our consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us. In addition, we do not publish U.S. GAAP information on an interim basis.

RISK FACTORS RELATED TO OUR BUSINESS

WE MAY NEVER GENERATE REVENUE SUFFICIENT TO COVER OUR COSTS AND SERVICE OUR DEBT

      We have experienced and expect to continue to experience substantial net losses for at least the next several years while we improve and expand our DTH service and increase our subscriber base. In 2003, for the first time in our operating history, we started to generate positive cash flow from operations; however, we may encounter difficulties breaking even, particularly in light of the intense competition we face in the pay television industry in Mexico and our substantial level of debt. We cannot assure you that increases in our subscriber base will result in profitability or sustained positive cash flow in future years.

OUR SIGNIFICANT DEBT LEVELS LIMIT OUR ABILITY TO FUND OUR OPERATIONS, AFFECT OUR PROFITABILITY AND COULD LEAD TO DIFFICULTIES IN OBTAINING NEW SOURCES OF FINANCING REQUIRED TO CONTINUE OPERATIONS

      As of December 31, 2003, we had indebtedness of U.S.$388.0 million (not including normal operational liabilities), consisting of U.S.$88.0 million in principal amount outstanding under our 12-7/8% senior notes due 2007 and U.S.$300.0 million in principal amount outstanding under our 9.375% senior notes due 2013. Additionally, as of December 31, 2003, we owed approximately U.S. $238.4 million in satellite transponder obligations. We anticipate incurring substantial net losses for at least the next several years as we service our indebtedness and fund continuing operations, including the monthly U.S.$1.7 million we must pay to PanAmSat International Systems, Inc., or PanAmSat, for satellite signal reception and retransmission services. If we cannot continue to generate enough cash flow, we may require additional financing in the future, and cannot assure you that any such financing will be available at all or on terms acceptable to us.

      Although the indentures governing our senior notes limit our ability and the ability of our subsidiaries to incur additional indebtedness, we may, nonetheless, incur additional indebtedness in connection with our business, including borrowings to fund investments and acquisitions, such as a possible transaction involving

DIRECTV Mexico, an affiliate of DIRECTV Latin America, LLC, or DLA, through which DLA provides DTH programming in Mexico. Our substantial debt may have important negative consequences for us, including the following:

            - our ability to obtain additional financing for acquisitions, working capital, investments or other expenditures could be impaired or financing may not be available on terms favorable to us;

            - a substantial portion of our cash flow will be used to make principal and interest payments on our debt, reducing the funds that would otherwise be available to us for our operations and future business opportunities;

            - a substantial decrease in our net operating cash flow or an increase in our expenses could make it difficult for us to meet our debt service requirements and force us to modify our operations;

            - we may be placed at a competitive disadvantage if we have significantly more indebtedness than our competitors; and

            - we will be more vulnerable to the effects of general economic downturns or to delays or increases in the costs of developing our network, and it will be more difficult for us to respond to changes affecting our financing, construction, development or operating plans.

      We have only recently begun to generate positive net operating cash flow. If we cannot continue to generate sufficient cash flow from operations to meet our obligations, then our indebtedness may have to be refinanced. Any such refinancing may not be effected successfully or on terms that are acceptable to us. In the absence of such refinancings, we could be forced to dispose of assets in order to make up for any shortfall in the payments due on our indebtedness, including interest and principal payments due on the notes, under circumstances that might not be favorable to realizing the best price for such assets. Further, any assets may not be sold quickly enough or for amounts sufficient to enable us to make any such payments. If we are unable to sell sufficient assets to repay this debt we could be forced to issue equity securities to make up any shortfall. Any such equity issuance would be subject to the approval of our social part holders, who have the voting power to prevent us from raising money in equity offerings.

      From our inception and until the first quarter of 2002, we depended on financing from our equity owners; nonetheless, they are not obligated to lend to us. In addition, the indentures governing our senior notes restrict our ability to incur additional indebtedness for borrowed money, thus making us more vulnerable in the event of a substantial downturn in general economic conditions in Mexico. Moreover, our ability to satisfy our obligations depends upon our future performance, which is subject to economic conditions in Mexico and to financial, business and other factors, including factors beyond our control, such as the willingness of our owners to contribute any additional capital to finance cash flow deficiencies, if needed. For a discussion of the amounts invested and loaned by our owners, see "Item 5 -- Operating and Financial Review and Prospects -- Liquidity and Capital Resources."

OUR INDENTURES LIMIT OUR ABILITY TO CONDUCT OUR BUSINESS, WHICH COULD NEGATIVELY AFFECT OUR ABILITY TO FINANCE FUTURE CAPITAL NEEDS AND ENGAGE IN OTHER BUSINESS ACTIVITIES

      The covenants in the indentures relating to our senior notes due in 2007 and our senior notes due in 2013 contain a number of significant limitations on our ability to:

            -     respond to market or economic conditions;

            -     provide for capital expenditures; and

            -     take advantage of business opportunities.

      These restrictive covenants could negatively affect our ability to finance our future capital needs, engage in other business activities or withstand a future downturn in our business or the economy.

WE MAY NOT BE SUCCESSFUL IN EXPANDING OR MAINTAINING OUR SUBSCRIBER BASE WHICH WE MUST DO TO SERVICE OUR DEBT AND ACHIEVE PROFITABILITY

      Our ability to generate subscription revenue depends, in particular, upon subscribers' acceptance of our programming and consumer confidence and purchasing power. Acceptance of our programming will, in turn, depend on the availability of programming at a competitive cost, the popularity of such programming, and our ability to reach our targeted market through successful advertising campaigns.

      Other factors beyond our control will affect the success of this operating strategy and are impossible for us to predict, due, in part, to the limited history of DTH services in Mexico. The market for DTH services will continue to be affected by general economic conditions in Mexico, as well as competition, new technology and government taxation and regulation. Consequently, we believe there is a significant degree of uncertainty about the DTH business in Mexico, including the size of the Mexican market for DTH television services, the sensitivity of potential subscribers to changes in the price of installation and subscription fees, the evolution of the competitive environment, and government regulation. For additional discussion of our competitive environment, see " -- We Face Intense Competition in the Pay Television Market in Mexico" and "Item 4 -- Information on the Company -- Business Overview -- Competition."

      We cannot assure you that we will successfully expand or maintain our subscriber base or that it will generate sufficient revenues, when taken together with other sources of financing, to service our indebtedness, including our senior notes, and to fund our operations and achieve profitability.

INCREASED SUBSCRIBER TURNOVER AND/OR INCREASED SUBSCRIBER ACQUISITION COSTS COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE

      A higher rate of customer turnover (e.g., customers switching to other pay-TV providers), or churn, would adversely affect our results of operations, because we would lose revenues from customers who switched to other pay-TV providers, and because churn would require us to acquire more new subscribers just to maintain the same level of subscribers. Any increase in marketing costs in an attempt to retain our existing customers may cause us to increase our subscription rates, which could increase churn. Churn can also increase due to factors beyond our control, including a slowing economy, signal theft, a maturing subscriber base and competition. The cost of adding a new subscriber, which generally includes promotional discounted rates and fees, is a significant factor in determining operating income and profitability for us and other participants in the pay-TV industry. We cannot assure you that we will continue to be able to manage our churn rates or subscriber retention costs to continue to improve our financial performance. Similarly, any material increase in subscriber acquisition costs from current levels could have an adverse effect on our business and results of operations. See "Item 5. Operating and Financial Review and Prospects -- Operating Results."

OUR PRINCIPAL DTH COMPETITOR IN MEXICO HAS RECENTLY UNDERGONE A BANKRUPTCY REORGANIZATION, AND WE CANNOT PREDICT THE EFFECT THIS WILL HAVE ON OUR BUSINESS

      DLA provides DTH programming and services in Mexico through an affiliated Mexican operating company, DIRECTV Mexico. On March 18, 2003, citing difficult economic and political conditions, high fixed costs and substantial debt levels, DLA announced that it had filed a voluntary petition for bankruptcy protection under chapter 11 of the U.S. Bankruptcy Code. DLA emerged from bankruptcy on February 24, 2004 pursuant to a plan of reorganization approved by the United States Bankruptcy Court in Wilmington Delaware.

      We cannot predict what impact the bankruptcy reorganization of DLA will have on the competitive environment for DTH in Mexico or on our business, financial condition or results of operations. See "Item 4 -- Information on the Company -- Business Overview -- Competition." Increased competition could result in a loss of subscribers or pricing pressure, which may adversely affect our business, financial condition or results of operations.

ONE OF OUR OWNERS, NEWS CORPORATION, HAS ACQUIRED AN INDIRECT INTEREST IN DIRECTV MEXICO, OUR DTH COMPETITOR, AND IN PANAMSAT, OUR SOLE SATELLITE PROVIDER, AND WE CANNOT PREDICT THE EFFECT THIS WILL HAVE ON OUR BUSINESS

      In December 2003, News Corporation acquired 34% of The DIRECTV Group, Inc., or DIRECTV (formerly Hughes Electronics Corporation), and transferred its ownership interest in DIRECTV to Fox Entertainment Group, Inc., an 82% owned subsidiary of News Corporation. Some of the businesses contained in DIRECTV include:

            - an 85.9% equity interest in DLA, which provides competing DTH programming and services in Mexico through an affiliated Mexican operating company, DIRECTV Mexico; and

            - an 80.5% equity holding in satellite operator PanAmSat, our sole provider of satellite services.

      Our Social Part Holders Agreement provides that neither Televisa nor News Corporation may directly or indirectly operate or acquire an interest in any business that operates another DTH satellite system in Mexico (subject to limited exceptions) other than Innova. As a result of News Corporation's acquisition of an interest in DIRECTV, News Corporation owns an indirect interest in DIRECTV Mexico, our DTH competitor. Accordingly, under our Social Part Holders Agreement, any such acquisition of an indirect interest in the Mexican operations of DLA would have required Televisa's consent, which News Corporation did not obtain. We understand that our equity owners are currently discussing this situation.

      In April 2004, DIRECTV announced that it had executed a definitive agreement to sell PanAmSat to Kohlberg Kravis Roberts & Co., or KKR. See " -- We Depend on the Availability of Satellite Transponder Services from PanAmSat."

      We cannot predict what impact News Corporation's acquisition of an interest in DIRECTV or PanAmSat, or the pending sale of PanAmSat to KKR, will have on the competitive environment for DTH in Mexico or on our business, financial condition or results of operations.

WE ARE EXPLORING A POSSIBLE TRANSACTION INVOLVING DIRECTV MEXICO AND OTHER DIRECTV OPERATORS IN LATIN AMERICA

      We are exploring with our equity owners a possible transaction involving DIRECTV Mexico, as well as DIRECTV operations elsewhere in Latin America. Any such transaction could involve our incurring a material amount of debt or equity financing and significant subscriber acquisition costs, which could adversely affect our operating results or financial condition. Any such transaction would be subject to a number of conditions, including reaching a definitive agreement. There has been no agreement reached to date on any transaction and it is uncertain whether any transaction will take place.

OUR ABILITY TO ATTRACT SUBSCRIBERS DEPENDS ON THE AVAILABILITY OF DESIRABLE PROGRAMMING FROM THIRD PARTY PROGRAMMERS

      We compete in part on the quality of our programming. Our ability to attract and retain subscribers depends on our continued ability to obtain desirable programming, particularly Spanish-language programming from Televisa and others, soccer, reality shows and special events, and to offer that programming to customers at competitive prices. We obtain, and anticipate that we will continue to obtain, significant programming on an exclusive DTH basis from Televisa and News Corporation, each an indirect owner of us.

      We also depend on agreements with third parties to provide us with other high quality programming for mass audiences. We directly negotiate with programming providers, including with our owners and other affiliates. We have entered into definitive agreements with many programming providers, while other providers supply programming under letters of intent, invoices or other less formal arrangements. We have no reason to believe that any of our programming agreements will be canceled or will not be renewed upon expiration; however, if these arrangements are canceled or not renewed, we would have to seek programming material from other sources. In early 2002 TV Azteca, S.A. de C.V. demanded that we (and other pay television service providers) pay a fee to carry its over-the-air channels. In January 2002, we reached an agreement with TV Azteca to carry channels 7 and 13 for a period of three years for a fee. Obtaining over-the-air programming from third party providers could increase our costs. We cannot assure you that the third party program services that appeal to our subscribers will be available to us on acceptable terms, or, if available, that such program services will be acceptable to our subscribers. See "Item 4 -- Information on the Company -- Business Overview -- Programming and Services."

      We lost broadcast rights to the 2002 FIFA World Cup soccer tournament in 2002 to DLA, a shareholder of our DTH competitor, and we believe this negatively affected our ability to attract and retain subscribers. On March 18, 2003, DLA filed a voluntary petition for reorganization under Chapter 11 and subsequently rejected its contract for the pay-TV exclusive rights to broadcast for the 2006 FIFA World Cup soccer tournament to a number of Latin American countries. If we are unable to obtain broadcast rights to the 2006 FIFA World Cup soccer tournament, our ability to attract and retain subscribers will be adversely affected.

WE MAY NOT SUCCESSFULLY MANAGE THE GROWTH OF OUR BUSINESS

      As our business continues to develop and expand, we will need to further enhance operational and financial systems, and will likely require additional employees and management, operational, financial and other resources. Though we believe we have operated appropriately for over seven years, we cannot assure you that we will successfully enhance and maintain such operational and financial systems or successfully obtain, integrate and utilize the required employees and management, operational and financial resources necessary to manage a developing and expanding business in our dynamic and challenging industry. If we fail to implement such systems successfully and use our resources effectively, our results of operations and financial condition could be adversely affected.

OUR ABILITY TO PROVIDE BILLING AND ORDER MANAGEMENT TO OUR SUBSCRIBERS DEPENDS ON THE FUNCTIONALITY AND FLEXIBILITY OF OUR NEW SUBSCRIBER MANAGEMENT SYSTEM

      In November 2003, we implemented our new subscriber management system, or SMS, to support the growth of our subscriber base. Currently this system is in service and fully operational. We believe that the subscriber management system is an essential tool for providing pay television services, because it provides us with marketing, customer service and administrative operations support. If we fail to utilize the new SMS successfully, our results of operations and financial condition could be adversely affected. See "Item 4. Information on the Company -- History and Development of the Company -- Capital Expenditures;" " -- Operations -- Subscriber Management System;" and "Item 10 -- Additional Information- -- Material Contracts -- New Subscriber Management System Contract."

WE FACE INTENSE COMPETITION IN THE PAY TELEVISION MARKET IN MEXICO

      The pay television industry in Mexico has been, and we expect it to remain, highly competitive. We believe competition in the pay television business is primarily based upon the quality of programming, customer service, enhanced TV features, value-added services, distribution networks, advertising and promotion, and price. We presently compete with, or expect to compete with, among others:

            - DIRECTV Mexico, another DTH service in Mexico, in which one of our social part holders, News Corporation, has an indirect interest;

            - more than 575 cable operators through concessions in Mexico, including Empresas Cablevision S.A. de C.V., or Cablevision, the third largest cable system in Mexico (which is majority owned and controlled by Televisa, the indirect majority owner of Innova);

            -     multi-channel, multi-point distribution systems, or MMDS;

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

      Consolidation in the pay television industry could further intensify competitive pressures. Some of our competitors are, and entities resulting from any consolidation may be, better capitalized than we are or have greater operational resources than we do. See "Item 4 -- Information on the Company -- Business Overview -- Competition." As the pay television market in Mexico matures, we expect to face competition from an increasing number of sources, including emerging technologies that provide new services to pay television customers and require us to make significant capital expenditures in new technologies.

      While we believe our programming package is competitive overall, our subscribers must usually make an up-front investment to initiate our service and obtain, install and activate the necessary equipment, and this up-front investment is not required in all of our competitors' systems. While we believe our current prices combined with the quality of our service, are attractive to subscribers, we cannot assure you that we will continue to attract and maintain a substantial number of subscribers. Intense competition and general economic factors have driven us to lower our subscription fee several times and to offer special promotions on several occasions.

WE DEPEND ON OUR PRINCIPAL SUPPLIERS FOR KEY EQUIPMENT

      Expansion of our Ku-band DTH service depends, in part, on our obtaining adequate supplies of components tailored for Ku-band transmissions from a limited number of third parties. If our principal suppliers fail to provide needed components on a timely basis, we may not be able to replace those suppliers without delay or additional expense. For example, Motorola is currently our only supplier of integrated receiver/decoder systems, or IRDs. Accordingly, we cannot assure you that we will not incur any additional delays or costs should we be unable to obtain IRDs from Motorola in the future. See "Item 4 -- Information on the Company -- Business Overview -- Operations -- Integrated Receiver/Decoder System."

WE DEPEND ON THE AVAILABILITY OF SATELLITE TRANSPONDER SERVICES FROM PANAMSAT

      We currently receive DTH signal reception and retransmission services solely from PanAmSat's PAS-9 satellite. Our agreement with PanAmSat allows us to use the PAS-9 satellite's services for the next 11 years or the date PAS-9 is taken out of service, whichever happens first. The estimated useful life of the PAS-9 satellite is projected to be approximately 15 years, but PAS-9 could fail before then. Further updates to the lifetime estimate may become available when additional data is collected to characterize the satellite's actual on-orbit performance.

      Given the orbital location and footprint of the PAS-9 satellite, however, it is possible that some of our current and potential subscribers located in parts of Mexico might not receive a high quality signal. For example, following our termination of our use of Solidaridad 2, we lost the ability to send signals to approximately 13,000 subscribers despite efforts to re-orient all subscribers' antennas to PAS-9 prior to the shutdown.

      Communications satellites such as PAS-9 use highly complex technology and operate in the harsh environment of space. In general, these satellites are subject to significant operational risks that may prevent or impair proper commercial operations, including satellite manufacturing defects, power and electrical failures, computer and controls failures, incorrect orbital placement, and destruction and damage from collisions with orbital debris and objects, interstellar radiation and other causes. Historically, approximately 15% of all commercial geosynchronous satellite launches have resulted in a total or constructive total loss due to launch failure, failure to achieve proper orbit or failure to operate upon reaching orbit. Future disruption of PAS-9 or the transmissions from PAS-9 would prevent us from being able to operate our business and would have a material adverse effect on our operations. We do not carry insurance that would specifically cover any of our losses due to an interruption in service from PAS-9, nor are we aware of any insurance that PanAmSat carries on PAS-9 that would cover us for such loss. We do not currently have any arrangement for alternate service from other satellites should we experience an interruption of service on PAS-9, nor do we have plans to re-orient our subscribers' antennas to alternate satellites in the event of an interruption of service from PAS-9. Our Agreement with PanAmSat, however, does give us certain rights to require PamAmSat to construct and launch a replacement satellite under certain specifically defined conditions.

      In April 2004, DIRECTV announced that it had executed a definitive agreement to sell PanAmSat to KKR, an independent third party. We cannot predict how this sale may affect our arrangements with PanAmSat, although our agreement with PanAmSat requires any successor to assume PanAmSat's obligations under the agreement.

      We cannot assure you that we would be able to obtain transponder services from an alternate satellite or provider at a commercially viable cost if we lose the ability to receive signals from PAS-9. Furthermore, our ability to transmit programming after the PAS-9 satellite is no longer available and to broadcast additional channels depends on our ability to obtain rights to utilize transponders on other satellites or to negotiate a commercially satisfactory arrangement with PanAmSat to construct and launch a replacement satellite in a timely manner.

SERVICE INTERRUPTIONS ARISING FROM NATURAL DISASTERS, TECHNICAL PROBLEMS, TERRORIST ACTIVITIES OR WAR MAY CAUSE CUSTOMER CANCELLATIONS OR OTHERWISE HARM OUR BUSINESS

      Currently, most of our business and technical operations are centrally located or concentrated in a few geographical areas. The occurrence of natural disasters, technical problems, terrorist activities or war could result in the loss of customers, which would adversely affect our business, revenue and results of operations. We do not currently have a disaster recovery plan to mitigate the effects of such an occurrence on our business. We are currently reviewing and evaluating the steps we might take, including the integration of a disaster recovery plan, to respond to natural disasters, technical emergencies, terrorist attacks or war.

THE OPERATION OF OUR BUSINESS MAY BE TERMINATED OR INTERRUPTED IF THE MEXICAN GOVERNMENT DOES NOT RENEW OR REVOKES OUR CONCESSIONS

      The operation of satellite broadcasting systems is subject to substantial regulation by the Comision Federal de Telecomunicaciones, or COFETEL, an autonomous division of the Secretaria de Comunicaciones y Transportes, or SCT. The SCT has granted us two concessions to operate satellite broadcasting systems using Mexican satellite until 2026 and a concession to broadcast using services from PAS-9 until 2020. Currently, we only depend on the latter. The concessions can be renewed with the SCT's approval and can be revoked prior to the end of their terms if we do not comply with their terms and conditions. In addition, the Mexican government has the right to expropriate the concessions for reasons of public need or interest. We cannot assure you that the SCT will renew the concessions on expiration or not expropriate or revoke them prior to expiration. The SCT's rules may change in response to industry developments, new technology and political considerations. Without our concessions, we would not be able to deliver our services or operate our business. See "Item 4 -- Information on the Company -- Business Overview -- Mexican Regulation of DTH Services -- Our Concessions."

WE COULD LOSE SUBSCRIBERS AND REVENUE IF OTHERS ARE ABLE TO STEAL OUR SIGNALS

      We use encryption technology to prevent signal theft or "piracy." Piracy in the C-band, DTH, cable television and Latin American and European DTH industries has been widely reported. We are aware of reports of signal theft in Mexico, although we cannot accurately measure the amount of the theft. We use this "Smart Card" technology in our Ku-band receivers so we can change the conditional access system in the event of a security breach. During 2001, we exchanged our subscribers' Smart Cards as a routine security measure to reduce the risk of piracy. We expect to continue to exchange subscribers' Smart Cards every three to four years or when we have strong evidence of signal theft. We expect the protections in our conditional access system, subscriber management system, and the Smart Card technology to adequately prevent unauthorized access to programming.

      We cannot assure you that the encryption technology we use will effectively prevent security breaches and signal piracy, or that our efforts against pirates will be successful. If our encryption technology is materially compromised in a manner that we fail to correct promptly, our revenues could decrease and our ability to contract for programming could be adversely affected. See "Item 4 -- Pay Television Industry Overview -- DTH."

      During the last year, the three major cable operators have begun investing in digital technology in order to fight piracy of their services. We believe, however, that the pirating of cable television signals in several cities and small towns across Mexico continues to present a major challenge to the pay-TV market in Mexico. Although we cannot estimate the number of households that receive cable television via pirated signals in Mexico, we believe the number is significant. The pirating of pay-TV signals of all types reduces the number of potential subscribers available to us and, if unchecked, could affect our ability to attract and retain subscribers.

CHANGES IN TECHNOLOGY COULD RENDER OUR SERVICE OBSOLETE OR INCREASE OUR COSTS

      Historically, pay television services industry as a whole has been, and will likely continue to be, subject to rapid and significant changes in technology such as digital compression technology, high definition video and interactive features.

      Digital compression technology allows transmission of multiple channels on the same frequency and could allow the industry to field lower-cost delivery systems. We use digital compression technology in our Ku-band DTH business. Other transmission media, including cable and MMDS, are currently developing this technology. If our competitors deploy lower cost, digitally-compressed systems, we may not be able to provide the same volume of programming at a competitive price and could lose subscriber revenue. New asynchronous digital subscriber line, or ADSL, technology is being used to provide high-speed internet access and could be used in the future for broadband transmissions.

      These and other technological changes could impact us, and we may need to expend substantial financial resources to develop and implement new competitive technologies. In addition, we may, from time to time, explore alternative technologies to deliver our programming and alternative methods to allow our subscribers to receive signals from multiple satellites.

WE HAVE SIGNIFICANT TRANSACTIONS WITH OUR OWNERS, WHO ARE INVOLVED IN RELATED BUSINESSES, WHICH CREATES THE POTENTIAL FOR CONFLICTS OF INTEREST

      Innova currently engages in, and expects from time to time to engage in, transactions with Televisa, News Corporation, Liberty Media International Holdings, LLC, or Liberty Media (each an indirect owner of Innova), and their subsidiaries and other affiliates. These transactions present potential conflicts of interest. Currently:

            - We obtain significant programming content from our owners and their programming affiliates. Televisa and News Corporation offer us all of their existing program services (i.e., channels) and must offer us their future program services pursuant to our Social Part Holders Agreement. We have the exclusive DTH broadcast rights to Televisa and News Corporation's programming channels in Mexico, subject to a number of preexisting third party agreements. However, Televisa, News Corporation and their programming affiliates provide, and will continue to provide, programming to other, non-DTH pay television businesses, such as cable and MMDS operators, which compete with us.

            - We obtain our conditional access and most components of our broadcast system from NDS Group plc (formerly known as News Digital Systems Limited), or NDS, a News Corporation subsidiary.

            - We obtain play-out and uplink functions and related services from DTH TechCo Partners, or DTH TechCo, a joint venture in which each of Televisa, News Corporation and Globo Comunicacoes e Participacoes Ltda., or Globopar, indirectly holds a 30% interest and Liberty Media indirectly holds a 10% interest. In addition, we obtain from Televisa similar services relating to locally-sourced programming.

      The programming and systems we obtain from affiliates are critical to our business. If some or all of our contracts with these parties were terminated, we cannot assure you that we could obtain comparable programming and services from unaffiliated third parties on similar terms. Disputes concerning these contracts could have a material adverse effect on our business.

      We currently receive satellite transmission and distribution services exclusively from 12 Ku-band transponders on the PAS-9 satellite, which is owned and operated by PanAmSat. DIRECTV, 34% of which is owned by News Corporation, owns approximately 81% of PanAmSat, our sole satellite services provider. However, in April 2004, PanAmSat and DIRECTV executed a definitive agreement to sell PanAmSat to KKR. See " -- We Depend on the Availability of Satellite Transponder Service from PanAmSat" for risks associated with this transaction.

      In addition, as described above, we expect to continue to enter into many transactions with our affiliates, which may create the potential for conflicts of interest. We have not established specific procedures applicable to transactions with affiliates to prevent future conflicts of interest.

IF OUR AFFILIATE DTH TECHCO IS UNABLE TO OBTAIN FUNDING, IT MAY NOT BE ABLE TO PROVIDE A NECESSARY SERVICE FOR OUR OPERATIONS, WHICH COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      We depend on DTH TechCo for uplink, downlink and related services relating to all of our programming other than local programming for which Televisa provides uplink and downlink services. DTH TechCo also provides these services to Sky Multi-Country Partners, or MCOP (a U.S. partnership in which Televisa, News Corporation and Globopar each indirectly holds a 30% interest, while Liberty Media indirectly holds a 10% interest), and Sky Brasil Servicos Ltda., or Sky Brasil (a DTH service owned indirectly by Globopar, News Corporation and Liberty Media). DTH TechCo depends on payments from us, MCOP and Sky Brasil to fund its operations. In October 2002, Globopar announced that it would reevaluate its capital structure due to significant devaluation of the Real, deteriorating economic conditions in Brazil and significant reduction in the credit available to Brazilian companies. Globopar and some of its subsidiaries are rescheduling their financial debt obligations and currently reviewing their business plans together with holders of Globopar's bank debt and bonds. As a result of Globopar's financial condition, since September 2002, Globopar has ceased providing financial support to DTH TechCo and MCOP, and MCOP, in turn, has ceased making payments to DTH TechCo, which payments, we believe, previously accounted for over 50% of DTH TechCo's revenue. As a result, Televisa, News Corporation and Liberty Media have begun funding DTH TechCo's operating cash shortfall through loans and we understand that they currently intend to continue doing so. However, our owners are not obligated to provide funding to DTH TechCo and we cannot assure you that continued funding will be available. If (i) Globopar fails to make its contributions to DTH TechCo and

MCOP, (ii) MCOP fails to make required payments to DTH TechCo or (iii) Sky Brasil fails to continue making its required payments to DTH TechCo, and if DTH TechCo's owners fail to make up the shortfall, then DTH TechCo would be unable to provide services to us. We have not currently identified possible replacement services providers, and, if DTH TechCo were unable to provide services to us, we would be unable to provide a substantial portion of our programming services to our customers, which would materially and adversely affect our business.

OUR EQUITY HOLDERS HAVE, OR MAY ACQUIRE, INTERESTS IN BUSINESSES WHICH COMPETE WITH US FOR CUSTOMERS AND BUSINESS OPPORTUNITIES

      Indirectly, Televisa owns approximately 60% of Innova's total voting power, subject to the provisions of our bylaws and the Social Part Holders Agreement. For more information on these provisions, see "Item 7 -- Major Shareholders and Related Party Transactions -- Major Shareholders."

      Televisa has agreed not to engage in the DTH business in Mexico except through Innova. However, Televisa competes with Innova in Mexico City for customers in the Mexican pay television market, since it controls and owns a majority interest in Cablevision, the operator of Mexico's third-largest cable television system. See "Item 4 -- Information on the Company -- Business Overview -- Competition -- Cable Television and MMDS." Innova intends to compete in all markets it serves, regardless of whether Televisa, or an entity in which Televisa has an interest, competes in those markets. However, Cablevision could attract potential or existing subscribers away from us, given its significantly greater capital and operational resources and familiarity with our business strategy and customer information as a result of Televisa's majority interest. Televisa could also commit greater resources to Cablevision or its other subsidiaries and affiliates than to Innova, giving those competitors a financial advantage.

      News Corporation, through its subsidiaries, indirectly holds approximately 30% of Innova's total voting power. News Corporation has also agreed not to engage in the DTH business in Mexico except through Innova. However, in December 2003, News Corporation acquired a 34% equity interest in DIRECTV. We cannot predict what impact News Corporation's acquisition of an interest in DIRECTV will have on the pay television market in Mexico. See " -- We Face Intense Competition in the Pay Television Market in Mexico;" " -- One of Our Owners, News Corporation, Has Acquired An Indirect Interest In DIRECTV Mexico, Our DTH Competitor, and In PanAmSat, Our Sole Satellite Provider, and We Cannot Predict What Effect This Will Have On Our Business" and "Item 4 -- Information on the Company -- Business Overview -- Competition."

INTERESTED PARTIES COULD FORCE US TO DISSOLVE THE BUSINESS

      According to our bylaws, we must be dissolved and placed in liquidation if a person deemed an "interested party" so requests, upon the occurrence of any of the following events:

            -     if all but one of our members withdraws;

            - if our term of corporate existence expires and it is not extended;

            -     if we cannot continue to fulfill our corporate purpose;

            -     by resolution taken at a members' meeting; or

            - the loss of two-thirds of our capital, unless the capital is increased by the required amount.

      Our Mexican legal counsel, Mijares, Angoitia, Cortes y Fuentes, S.C., has advised us that, although there is no court precedent, it believes that Mexican courts would restrict the recognition of "interested parties" to: (a) the members of Innova, some of whom currently compete with us or may compete with us in the future, and (b) creditors that provide evidence of their interest in dissolving Innova and liquidating our assets. We cannot assure you that a court would permit dissolution only upon request from the parties mentioned above, or that upon occurrence of the events described above, another party would not seek to dissolve us.

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

IT MAY BE DIFFICULT TO ENFORCE CIVIL LIABILITIES AGAINST US OR OUR DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS

      We are organized under the laws of Mexico. Most of our directors, executive officers and controlling persons reside outside of the United States, all or a significant portion of the assets of our directors, executive officers and controlling persons, and substantially all of our assets, are located outside of the United States, and some of the experts named in this report also reside outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortes y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

FORWARD-LOOKING STATEMENTS

      This annual report and the documents incorporated by reference into this annual report contain forward-looking statements. These forward-looking statements reflect our views with respect to future events and financial performance. We may from time to time make forward-looking statements in periodic reports to the U.S. Securities and Exchange Commission, or SEC, on Form 6-K, in future annual reports to social part holders, in offering circulars, prospectuses, and registration statements, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of these forward-looking statements include:

            - statements concerning our ability to increase subscribers, our cash requirements, financing sources, cost-containment efforts, advertising rates and revenues, DTH satellite and capital expenditures, our position relative to our competitors or cable television providers, or potential audience size;

            - statements concerning the construction, launch, performance and operation of broadcast satellites, renewal of concessions upon their expiration and other regulatory approvals;

            - projections of operating revenues, net income (loss), dividends, capital structure or other financial items relating to us, our owners, or our competitors;

            - the impact that recently issued U.S. GAAP and Mexican GAAP pronouncements will have on our operating revenues, net income
                  (loss), dividends, capital structure or other items in our financial statements;

            -     statements of our plans to develop new technologies;

            -     statements about our SMS;

            - statements of our or our owners' plans, objectives or goals, including those relating to anticipated trends, competition, regulation, rates, and any potential acquisitions of assets or stock of another company;

            - statements regarding the effect of News Corporation's acquisition of an interest in PanAmSat or the proposed sale of its interest in PanAmSat to KKR;

            - statements regarding our ability to operate without cash contributions from our equity owners;

            - statements about the future economic performance of Mexico or other countries that affect the Mexican economy and consumer purchasing power or demand for our services in Mexico; and

            -     statements of assumptions underlying these statements.

      Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "should" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

      Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under " -- Risk Factors," include economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those listed above.

      Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

ITEM 4.  INFORMATION ON THE COMPANY

                     HISTORY AND DEVELOPMENT OF THE COMPANY

      Innova, S. de R.L. de C.V. is a Mexican limited liability company with variable capital or sociedad de responsabilidad limitada de capital variable. Innova was formed on July 25, 1996 as a Mexican limited liability company or sociedad de responsabilidad limitada and converted to a limited liability company with variable capital on July 2, 1998 under Mexico's Ley General de Sociedades Mercantiles (General Law of Mercantile Organizations). Our company was registered with the Public Registry of Commerce in Mexico City under the commercial File (folio mercantile) No. 213223. Under the terms of our estatutos sociales, or bylaws, our corporate existence continues for 99 years through 2095 unless terminated earlier. Our principal address is Insurgentes Sur 694, Piso 8, Colonia del Valle, 03100 Mexico D.F. in the United Mexican States. Our telephone number at that address is (52-55)5448-4000. The trustee for our senior notes is The Bank of New York, 101 Barclay Street, New York, NY 10286, and can be contacted by requesting the Corporate Trust Department at (212) 815-6331.

      We provide digital Ku-band direct-to-home or DTH broadcast satellite pay television services in Mexico under the name "Sky." DTH satellite systems use medium or high-powered satellites to deliver signals to satellite antennas installed at homes, apartment buildings, hotels, restaurants, and other commercial locations. In contrast to the locally-transmitted signals of MMDS, a DTH satellite footprint can cover large land areas. DTH satellite transmission can also reach land areas with either weak cable infrastructure or no cable television access, such as the mountainous, rural areas of Mexico. We believe that the Ku-band DTH satellite pay television industry in Mexico offers substantial opportunities for growth due to the large potential market size, high number of addressable households and low penetration of pay-TV services in Mexico. We also believe that DTH satellite service is one of the most cost-effective ways to distribute programming. We launched our DTH service on December 15, 1996 and as of March 31, 2004 we were broadcasting up to 177 digital channels (116 video, 29 pay per view and 32 audio) to approximately 886,100 subscribers, including approximately 50,200 non-residential subscribers. See "Item 5 -- Operating and Financial Review and Prospects -- Operating Results"; and " -- Trend Information."

      We currently offer our subscribers a variety of programming packages, as described in " -- Programming and Services -- Programming Packages." In addition to our pay television services, we currently provide subscriber management, billing and remittance services for our own subscribers. Once a subscriber orders programming from us, we transmit an authorization code to the subscriber's IRD and Smart Card, permitting the subscriber to receive programming within moments of placing the order. We believe that the SMS is essential to providing pay television services because it provides us with marketing, customer service and administrative operations support. These elements include: billing and collection of subscription fees; handling service difficulties and other inquiries; handling disconnection, alteration, reconnection and relocation of services; and marketing of additional services.

      Televisa, News Corporation, Liberty Media and Globopar, the largest television broadcaster and media group in Brazil, developed several Sky DTH platforms through joint ventures in Brazil, Mexico and throughout Latin America. We are one of the Sky DTH platforms developed by the partners, although Globopar does not hold an equity interest in us. Sky Brasil, a DTH service owned indirectly by Globopar, News Corporation and Liberty Media, launched its digital Ku-band DTH service in Brazil in November 1996. Prior to 2003, it was known as Net Sat Servicos Ltda. In October 1997, the four partners formed MCOP, a U.S. partnership in which Televisa, News Corporation and Globopar each indirectly holds a 30% interest, while Liberty Media indirectly holds a 10% interest. MCOP invests in, and supplies programming and other services to, the Sky DTH platforms in Latin America outside of Mexico and Brazil, including Colombia and Chile.

      Each of the four partners also holds indirect interests, individually, in the same proportion as their interests in MCOP, in two service entities: (i) ServiceCo, a U.S. partnership formed to provide business and management services; and (ii) DTH TechCo, a U.S. partnership formed to provide technical services from a main uplink facility in Miami Lakes, Florida and a redundancy site in Port St. Lucie, Florida. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- We Have Significant Transactions With Our Owners, Who Are Involved in Related Businesses, Which Creates the Potential for Conflicts of Interest" and " -- If Our Affiliate DTH TechCo Is Unable to Obtain Funding, It May Not Be Able to Provide a Necessary Service for our Operations, Which Could Adversely Affect Our Business, Financial Condition and Results of Operations."

      Our owners have contributed capital to us from time to time. In September 2003, our owners capitalized all loans made by them or any of their affiliates to us. The amount of the loans and accrued interest capitalized as of September 9, 2003 was approximately Ps. 4.3 billion in constant pesos in purchasing power as of that date. For a more detailed discussion of these transactions, see "Item 7 -- Major Shareholders and Related Party Transactions." In 1997, we issued U.S.$375 million of 12-7/8% senior notes due 2007 and completed an exchange offer for all unregistered notes. We used the net proceeds from that offering of our senior notes primarily to finance start-up operations. More recently, in September 2003, we completed an offering for U.S.$300.0 million of our 9.375% senior notes due 2013 and completed an exchange offer for all outstanding notes. We used the net proceeds from this offering to redeem U.S.$287.0 million in principal amount of our 12-7/8% senior notes due 2007. For a more detailed discussion of these transactions, see "Item 5 -- Operating and Financial Review and Prospects -- Liquidity and Capital Resources."

STRONG SPONSORSHIP

      Innova is owned indirectly by Televisa (60%), News Corporation (30%) and Liberty Media (10%). We believe that the experience, expertise and resources of our owners in the entertainment and media industries increases our access to programming, technology and distribution services and helps us compete in the Mexican Ku-band DTH satellite pay television market.

      Televisa is the largest television broadcaster in Mexico. We believe that Televisa produces and owns the largest library of Spanish-language television programming in the world. Televisa owns and operates four television networks in Mexico, including its flagship Channel 2 network, known as "The Channel of the Stars." Channel 2 is the leading television network in Mexico and the leading Spanish-language television network in the world in terms of the potential worldwide audience that can receive its signal. In addition to its Mexican television production and broadcasting activities, Televisa has interests in international television programming distribution, publishing, radio production and broadcasting, cable television, internet services, professional sports promotion, feature film production and distribution and special events promotion.

      News Corporation is a diversified international media and entertainment company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. News Corporation is a holding company that conducts all of its activities through subsidiaries and affiliates. It conducts its activities principally in the United States, the United Kingdom, Australia, Asia and the Pacific Basin.

      Liberty Media owns and operates broadband cable television and telephony distribution networks and provides diversified programming services in Europe, Latin America and Asia. Its programming networks distribute services through a number of distribution technologies, principally cable television and DTH. Liberty Media is a wholly owned subsidiary of Liberty Media International, Inc.

CAPITAL EXPENDITURES

      The table below sets forth our capital expenditures for the years ended December 31, 2001, 2002 and 2003 and for the five months ended May 31, 2004. See "Item 5 -- Operating and Financial Review and Prospects -- Liquidity and Capital Resources."

                                                                     FOR THE FIVE
                                 FOR THE YEAR ENDED DECEMBER 31,     MONTHS ENDED
                                ---------------------------------    ------------
                                  2001          2002        2003     MAY 31, 2004
                                  ----          ----        ----     ------------
                                          (IN THOUSANDS OF U.S. DOLLARS)
SkyKits.....................    $  59,135      $ 37,803   $  36,268     $ 21,911
New Subscriber Management
  System....................            -         7,078       9,865           49
Transmission, Computer
  and Other Equipment.......       12,175         4,850       3,490        2,820
                                ---------      --------   ---------     --------
TOTAL.......................    $  71,310      $ 49,731   $  49,623     $ 24,780
                                =========      ========   =========     ========

      Our principal capital expenditures for the fiscal years ended 2001, 2002 and 2003 and the five months ended May 31, 2004 included purchasing IRDs, antennas, low noise blocks, or LNBs, and remote controls and accessories, which together comprise the "Sky Kit"; transmission equipment, computers and software; and our new SMS. These capital expenditures increase as our DTH platform and the number of subscribers grow. For a description of how we financed these capital expenditures, see "Item 5 -- Operating and Financial Review and Prospects -- Liquidity and Capital Resources."

      In November 2003, we implemented our new SMS to support the growth of our subscriber base. Currently this system is in service and is fully operational. We believe this new SMS will allow us to provide more effective management and billing services to our subscribers. For more information on the new SMS, see " -- Operations -- Subscriber Management System."

      We have made significant investments in hardware and software to manage growth of our DTH platform and to enhance customer service. These include our previous and new subscriber management systems, compression equipment, a customer relations management system and an integrated voice response system. We believe that our principal capital investments will continue to be IRDs, antennas and LNBs, transmission equipment and the hardware and software required to manage the growth of our DTH platform.

                                BUSINESS OVERVIEW

TELEVISION MARKET IN MEXICO

      We believe that Mexico is the second-largest television market in Latin America after Brazil with approximately 20.0 million television households as of December 31, 2003. The television industry in Mexico has expanded from broadcast television to pay television, including cable, MMDS, and DTH satellite services. Mexico has a strong demand for entertainment programming, as the average television household in Mexico watches more than seven hours of television daily, according to figures from the Instituto Brasilero de Opinion Publica y Estadistica.

      We estimate that as of December 31, 2003, 4.0 million households in Mexico, not including households receiving unauthorized Ku-band and C-band services, received pay television services. These households represented approximately 20.0% of the Mexican television market as of that date. Mexico remains one of the least penetrated pay-TV markets in the Latin American region. In addition, we estimate that approximately 2.5 million of these 4.0 million households subscribe to cable television, while approximately 0.4 million households subscribe to MMDS, and approximately 1.1 million households subscribe to DTH. In the past we had estimated that there were some 1.0 million households that received C-band DTH satellite signals on the gray market; however, we believe this number may be decreasing due to technological advances that make receiving and decoding unauthorized DTH signals more costly and difficult. Additional households receive unauthorized, gray market Ku-band DTH satellite signals from the United States, while still others receive pirated DTH signals from within Mexico. We believe that piracy of cable television signals across Mexico presents a major challenge to the Mexican pay-TV market. We cannot estimate the number of households that receive pirated cable television signals in Mexico, but we believe the number is significant.

      We believe that our potential subscriber base principally consists of households with an annual household income of at least Ps. 130,668 and commercial establishments such as hotels, restaurants and bars. We estimate that, as of December 31, 2003, Mexico had approximately 8.1 million households with annual incomes of at least Ps. 130,668, representing approximately 41% of the country's total television households. Of these households, we believe that
6.6 million could receive DTH service. Over the past year we have broadened our base of potential subscribers by decreasing the annual household income that defines our potential subscriber base and continue to consider marketing to this wider group of consumers.

      We believe that Mexico represents one of the largest and most attractive markets for Ku-band DTH satellite pay television services in Latin America. We seek to further consolidate our position as the leading provider of DTH satellite services in Mexico. We believe that we can achieve our business objective by offering a broad range of high quality programming via superior satellite service at a competitive price. Through these means, we intend to increase our market share by persuading our competitors' customers to switch to our service and capitalizing on any projected increase in demand for pay television services in Mexico.

BROADCAST TELEVISION INDUSTRY OVERVIEW

      The television industry in Mexico began in the early 1950s when the Mexican government granted licenses for the operation of three television channels in Mexico City. The first three channels, Channels 2, 4 and 5, were all indirectly owned by Televisa. The Mexican government has since granted licenses for six additional channels in Mexico City and numerous other licenses for channels elsewhere in Mexico. The metropolitan area of Mexico City has a population of approximately 23.4 million people, which represents nearly 22% of Mexico's total population. As a result, the television stations broadcasting in Mexico City have historically dominated the industry and have acted as anchors for stations located outside of Mexico City by providing these stations with all or a portion of their programming.

      Currently, there are nine commercial television stations operating in Mexico City (besides channel 52 from MVS, the leading MMDS operator in Mexico, and private channels 28 and 34) and approximately 455 other television stations elsewhere in Mexico. Most stations outside Mexico City re-transmit programming originating on one of the Mexico City stations. Televisa owns and operates four television stations in Mexico City, Channels 2, 4, 5, and 9, which collectively are affiliated with 221 other repeater stations and 32 local stations outside of Mexico City. In addition, Televisa operates an English-language television station on the Mexico-California border. The Mexican government currently operates two stations in Mexico City, Channel 11 (with 7 repeaters) and Channel 22, and repeater stations outside Mexico City. TV Azteca owns and operates Channels 7 and 13 in Mexico City, which are affiliated with 87 and 89 stations, respectively, outside of Mexico City. In addition, through a joint venture with Televisora del Valle de Mexico, S.A. de C.V., TV Azteca operates CNI Channel 40, a UHF channel broadcasting in Mexico City. There are also 18 independent stations outside of Mexico City, which are unaffiliated.

PAY TELEVISION INDUSTRY OVERVIEW

     Cable Television

      Cable television offers multiple channels of entertainment, news and informational programming to subscribers who pay a monthly fee based upon the package of channels they receive. Cable subscribers in Mexico generally pay a monthly subscription fee equal to Ps. 260 for a basic package (calculated as a weighted average) and as much as Ps. 556 for premium and digital packages. These prices do not take into account promotions cable operators may offer from time to time. According to Mexico's cable television trade organization, Camara Nacional de la Industria de Television por Cable or CANITEC, there were approximately 575 cable operators through concessions in Mexico as of December 31, 2003. Under Mexican law, all licenses to provide cable television services in a specific service area are non-exclusive licenses.

      Megacable is Mexico's largest cable system operator with approximately 434,400 household subscribers as of December 31, 2003 located in several regions in the country, including Veracruz, Puebla, Jalisco and the Pacific coast. Grupo Cablemas is the second largest cable operator in Mexico, with approximately 404,000 subscribers as of December 31, 2003, located in several areas, including the Yucatan, Campeche and the Chiapas peninsular region, central Mexico, Tijuana, Mexicali, Chihuahua, Juarez, Baja California and other cities on the United

States-Mexico border. Grupo Cablemas is followed by Cablevision, which holds a franchise for Mexico City and the surrounding areas and had over 364,400 household subscribers as of December 31, 2003. Televisa owns 51% of Cablevision. The remaining 49% is publicly held.

      In late 2003, the SCT authorized cable television providers to begin providing the services of bi-directional data transmission, which permits them to provide their customers enhanced television, interactive programming services, near-video-on-demand services, video-on-demand services and e-commerce applications.

      Currently, these three major cable operators are offering digital cable television services and other value-added services, such as high speed Internet access through cable modems. All of them offer basic and premium packages to its subscribers, as well as "a la carte" channels.

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

      We estimate that the metropolitan Mexico City area alone contains approximately 26% of the households with television sets in the country. We estimate that approximately 7.0% of households with a television set in the metropolitan Mexico City area already receive cable television from Cablevision. While recent comparable data for all of Mexico is not available, we believe that the percentage of homes that own television sets and receive cable service is generally higher in metropolitan Mexico City than in other areas of Mexico (excluding the U.S.-Mexican border). We have based our estimates on information obtained from CANITEC, other public information and internal estimates.

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

      We estimate that, of the approximately 20.0 million television households in Mexico as of December 31, 2003, less than 400,000 of them subscribed to MMDS. At least eighteen companies currently operate MMDS systems in Mexico. MVS Multivision, S.A. de C.V., or Multivision, is the leading MMDS operator in Mexico and provides MMDS services in the Mexico City area and 9 other cities across the country. MMDS systems do not rebroadcast the main over-the-air channels.

      During the last year, Multivision has focused on offering wireless internet access, as well as to offer a small package for Ps. 85 for 15 video channels (with no pay-per-view or audio channel options). Through this strategy, we believe it has continued to grow, despite strong competition in Mexico City. Multivision also offers the choice of a second package for Ps. 195 for 19 video channels, which includes 4 movie channels.

      DTH

      DTH systems use medium or high-powered satellites to deliver signals to satellite antennas at homes, hotels, restaurants and apartment buildings and other locations. In contrast to MMDS signals, which are locally transmitted, a DTH satellite footprint can cover large land areas. DTH systems in Mexico have the following advantages:

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

            - the fact that signal reception is subject to line-of-sight requirements, though generally less stringent than those typical of MMDS systems; and

            - intermittent interference from atmospheric conditions and terrestrially-generated radio frequency noise.

      Gray Market C-Band and Ku-band DTH. The Mexican government does not authorize services utilizing C-band DTH technology. However, we believe there were some 1.0 million households receiving C-band DTH signals on the gray market, although this number may be decreasing due to technological advances that make it more difficult and costly to receive unauthorized DTH signals. We cannot estimate the number of channels that C-band DTH customers receive. Some households also receive unauthorized Ku-band DTH signals from the United States on the gray market, while still others receive pirated DTH signals from within Mexico. We cannot estimate the number of these households.

      The continued growth of our subscriber base is subject to our continued efforts to reduce subscriber turnover and pirating of pay television signals. In an attempt to mitigate the latter, in July 2003, we agreed to create the Asociacion Nacional de Telecomunicaciones y TV Restringida with a group of pay television providers in order to combat piracy, among other things. We cannot guarantee that the efforts of this group, once constituted, will prove successful in deterring piracy. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- We Could Lose Subscribers and Revenue If Others Are Able to Steal Our Signals:"

      The growth of our subscriber base also depends on our ability to offer the services that our customers demand and to respond effectively to technological developments in the pay television industry that may allow our competitors to offer new and expanded services. See "Item 3. Key Information -- Risk Factors -- Risk Factors Related to Our Business -- We May Not Be Successful in Expanding or Maintaining Our Subscriber Base, Which We Must Do to Service Our Debt and Achieve Profitability" and " -- Changes in Technology Could Render Our Service Obsolete or Increase Our Costs." In late 2003, the SCT, which regulates the pay television industry in Mexico, authorized cable television providers to begin providing the services of bi-directional data transmission, which permits them to provide their customers with enhanced television, interactive programming services, near-video-on-demand services, video-on-demand services and e-commerce applications. We are reviewing this development; however, we cannot anticipate what impact the offering of such services by our competitors will have on our subscriber growth or results of operations, and we cannot assure you that we will be able to offer comparable services to continue to attract sufficient subscribers to grow our subscriber base.

      Ku-Band DTH. Ku-band DTH satellite pay television services became available for the first time in Mexico in late 1996. The Ku-band DTH service's higher power allows subscribers to receive programming with low cost antennas as small as 60 centimeters to 1.2 meters in diameter. Our subscribers receive transmissions from the more powerful Ku-band PAS-9 which requires antennas no larger than 80-centimeters in diameter. This small antenna size compares favorably with the 1.8 to 5.0 meter antennas typically used for C-band reception. We believe that Ku-band DTH technology currently provides for the most cost efficient, national, point-to-multi-point transmission of video, audio, and data services. Our Ku-band service uses digital compression technology that in comparison to analog technology, provides increased channel capacity per transponder and improved audio and video quality. Our digital compression technology currently permits the broadcast of up to 10 to 12 video channels of programming per Ku-band transponder. Eight of our 12 transponders use this technology. We have invested in compression technology that allows us to increase the band-width, number of channels and services we offer without increasing satellite costs. This compression technology would allow us to increase our capacity to up to 15 to 17 video channels per transponder or to increase band-width required for interactive services; however, we currently only have this technology for 4 of our 12 transponders. Technological developments have also enabled us to start offering a variety of auxiliary services, including the "Sky Interactive" services introduced in late 2000, and more recently to include in some channels HTML-interactive applications as statistics, brief comments and news.

PROGRAMMING AND SERVICES

      Rates and Fees

      In general, we currently charge our residential subscribers:

            - a one-time fee for subscription, installation and activation equal to approximately Ps. 899 (discounted to Ps. 199 if the subscriber agrees to pay monthly programming fees via automatic charge to a debit card, or for free if the subscriber agrees to pay monthly programming fees via automatic charge to a credit card);

            - a monthly programming fee ranging from Ps. 151 to Ps. 588, depending on which programming package the subscriber chooses and whether the subscriber pays within 12 days of the billing date;

            - a monthly rental fee of Ps. 161 (Ps. 148 if the subscriber pays within 12 days of the billing date) for rental of the IRD, LNB, Smart Card, remote control and related components; and

            -     an annual membership fee of Ps. 268.

We also offer promotions that include offers of free subscriptions, installation or activation, intended to attract subscribers away from other pay TV systems.

      These rates and fees do not generally apply to our non-residential, or commercial subscribers, whose rate packages and arrangements are negotiated on a case-by-case basis. Our commercial subscribers consist primarily of hotels (where each room capable of receiving our service is counted as a separate subscriber), restaurants and bars. While we negotiate rates with our commercial subscribers on a case-by-case basis, these rates are substantially lower than our residential rates. As a result, our commercial subscribers have a substantially lower average revenue as compared to residential subscribers and we believe that the revenue we receive from commercial subscribers is immaterial to our results of operations.

      Programming Packages

      Currently, we offer residential subscribers the choice of five programming packages: Basic (63 video channels, 32 audio channels and 25 pay-per-view); Fun (80 video channels, 32 audio channels and 29 pay-per-view); Movie City (94 video channels, 32 audio channels and 29 pay-per-view); HBO/Max (98 video channels, 32 audio channels and 29 pay-per-view) and Universe (116 video channels, 32 audio channels and 29 pay-per-view).

      The current prices for residential subscribers for our five programming packages are as follows:

                                             MONTHLY       PRICE WITH     NUMBER OF
                                           PROGRAMMING   PROMPT PAYMENT     VIDEO
          PROGRAMMING PACKAGE               PRICE(1)       DISCOUNT(2)    CHANNELS(3)
          -------------------
Basic..................................     Ps. 228.00     Ps. 151.00        63
Fun....................................     Ps. 278.00     Ps. 241.00        80
Movie City.............................     Ps. 398.00     Ps. 351.00        94
HBO/Max................................     Ps. 448.00     Ps. 401.00        98
Universe...............................     Ps. 588.00     Ps. 541.00       116


----------------------------

(1) Not including the monthly IRD rental fee described above, but including value-added tax.

(2) If payment is made within 12 days of the billing date a subscriber receives a discount on his or her monthly subscription. We instituted this policy in October 2000 after raising our monthly subscriptions by about 8%.

(3) Each package also includes 32 audio channels and 29 pay-per-view channels (except for Basic package, which only include 25 pay-per-view channels).

      From time to time, we offer special promotions targeted at particular local areas in response to local competitive conditions.

      Pay-Per-View and Special Events

      We currently offer 29 pay-per-view channels. We devote 24 of these channels to family entertainment and movies and five channels to adult entertainment. We set aside five extra channels exclusively for special events, known as Sky Events, which include boxing matches, concerts, sports and movies. We provide some Sky Events at no additional cost, while we sell others on a pay-per-view basis.

      Sky Interactive and New DVR Technology

      Sky Interactive allows subscribers to watch different and enhanced content on the same or different channel. As part of our regular service, we currently offer several services with interactive features, including Fox News channel, "Avances Sky" (programming highlights) and various interactive applications during special events such as Big Brother or sporting events. We believe this technology may also enable us to offer more value-added services in the future, such as television-commerce, games and subscription information services.

      In May and June 2004, we beta-tested digital video recorders, or DVRs, in Mexico City markets. In our Sky+ offering, we provided consumers with new set-top boxes, which contain hard disk drives capable of recording at least 35 hours of digital video, Central Processing Units, digital video chips, modems, and other components that allow subscribers to receive enhanced, personalized television services. This technology allows subscribers to record shows while watching other channels, play back and fast forward recorded shows, and pause and rewind live television. Further, DVRs provide subscribers with personalized service by allowing them to record their favorite shows all season long, and skip reruns, if desired. We believe this new technology with its enhanced features, will enable us to offer more value-added services in the future, including the interactive features described above. When combined with our interactive services, this new service will provide us with a competitive advantage because it offers subscribers improved home entertainment all from one source.

      Programming Acquisition

      During 2003, we continued to enhance our programming content by adding special events on a pay television exclusive basis, including the Big Brother 2 and the Big Brother VIP 2 reality shows and several professional sporting events, including: some matches of the Mexican 2002-2003 Closing Soccer Tournament and 2003-2004 Opening Soccer Tournament; the pay TV-exclusive broadcast of the Cruz Azul team soccer matches in the "Copa Libertadores" soccer tournament; the Wimbledon and U.S. Open tennis tournaments; boxing matches; some matches of the Mexican baseball league; the 2002-2003 Mexican bullfight season and the Ultimate Fighting Championship. We also added the LPGA, U.S. PGA and U.S. Senior PGA golf tournaments.

      During 2003, we also added several new channels to our line-up, including: the "W Radio" channel, a news and entertainment radio programs channel on a pay TV-exclusive basis; the Disney Channel, previously an exclusive DTH channel of DIRECTV Mexico; 5 additional HBO channels (HBO Plus West, HBO Family East and West and

MaxPrime East and West); Multicinema and Multipremiere movies channels and ZAZ, a channel focused on programming for children. In addition to new programming contracts, we continue to operate under arrangements with a number of third party programming providers.

      We currently negotiate directly for programming with international suppliers from the United States, Europe and Latin America, and have the option to negotiate through an affiliate that also services the other SKY platforms. We have entered into definitive agreements with many programming providers, while other providers supply programming under letters of intent, invoices or other less formal arrangements. Our suppliers include, but are not limited to: DMS Media Services LLC (which offers Warner, Sony, E! entertainment, A&E Mundo, the History Channel, AXN, Fox Kids, Disney Channel, HBO, MaxPrime and Cinemax), LAPTV (Movie City and Cinecanal), Turner Broadcasting System Latin America, Inc. (TNT, CNN and Cartoon Network), Discovery Networks (People & Arts, Discovery Channel, Discovery Kids and Animal Planet), Fox Latin America Channels Inc. (National Geographic, Canal Fox, Fox Sports, Fox News and Speed Channel), Pramer (Film & Arts, Gourmet, Private Gold, Private Blue, Magic Kids, Europa Europa and Cosmopolitan), MTV Networks (MTV and Nickelodeon), Claxon (Playboy, Locomotion, Fashion TV and Infinito), Castalia Communications (Globo International and BBC World) and Bloomberg LP (Bloomberg Channel). We regularly negotiate new agreements with our programming suppliers. We also have arrangements with the following studios to show films on an as-needed basis: DreamWorks, 20th Century Fox, Universal Studios International, Buenavista, MGM, Paramount Pictures, CPT Holdings Inc (Sony), PWI Films, Inc., Baywood Enterprises, Nuvision and Independent Studios.

      These providers currently provide a number of programming alternatives for both our basic and premium digital services packages. Substantially all of these arrangements are on a non-exclusive basis, are denominated in U.S. Dollars and are for limited terms, typically one to two years, and may be renewed at our option upon their expiration. We cannot assure you, however, that these arrangements will not be terminated, or that we will be able to renew these contracts and arrangements upon their expiration, or if so, upon similar or otherwise favorable terms.

      Televisa and News Corporation provide us with significant programming content, some of which we distribute on an exclusive DTH basis in Mexico. We have the exclusive right to distribute, via DTH in Mexico, all program services or channels over which Televisa and News Corporation have control, subject in each case to pre-existing third party agreements. Televisa and News Corporation guarantee our access to the same program services or channels made available to cable and MMDS systems in Mexico. We may access these services and channels at a price not to exceed that extended to cable or MMDS systems. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- Our Ability to Attract Subscribers Depends on the Availability of Desirable Programming from Third Party Programmers."

      Televisa also provides us with a variety of signals, which include domestic and foreign programs. Among these programs are: reality shows, musical programs, situation comedies, stand-up comedy shows, game shows, children's programs, talk and variety shows, movies, sports, special cultural events and musicals. We have exclusive DTH broadcast rights in Mexico to Canal Fox, which is one of the leading general entertainment pay television channels in Mexico and Latin America, along with Fox News, a 24-hour news channel in English, and Fox Sports Argentina.

      We have agreed to reserve a portion of our available video channels for program services owned by our sponsors. Televisa has the right to require us to carry its program services on 10% of the total number of available video channels, News Corporation has the right to require us to carry its program services on 6-2/3% of the total available channels, and Liberty Media has the right to require us to carry its program services on 4% of the available channels.

      In January 2002, we entered into an agreement with TV Azteca to begin paying for the rights to rebroadcast their over-the-air Channels 7 and 13. We have also committed to purchase up to U.S.$10.6 million in advertising from TV Azteca over the three years from the date of the agreement. In a separately negotiated agreement, we obtained from TV Azteca the exclusive rights to broadcast various soccer matches at prices to be negotiated in the future. Prior to May 1, 2002, we were permitted to rebroadcast these channels at no cost. For more information, see "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- Our Ability to Attract Subscribers Depends on the Availability of Desirable Programming from Third Party Programmers" and "Item 5 -- Operating and Financial Review and Prospects -- Trend Information."

      During 2003, we entered into an agreement with Televisa to contribute funds for the production of, and to obtain the exclusive pay-TV transmission rights to the reality show Big Brother VIP2, which was produced by Endemol Mexico, S.A. de C.V. See "Item 7 -- Major Shareholders and Related Party Transactions -- Related Party Transactions -- Programming Arrangements with Related Parties." We have no other current plans to develop or produce our own programming, except for Mosaic, a menu channel that allows subscribers to choose among television channels categorized into various groupings including, but not limited to, entertainment, movies, kids and pay-per-view.

DISTRIBUTION, SALES AND MARKETING

      In October 2000, we formed our own sales force in order to complement our existing distribution network, increase market penetration in Mexico's main cities, improve the quality of our subscriber base and reduce the acquisition cost of new subscribers. We established direct sales forces in Mexico City in 2000; in Guadalajara, Monterrey, Puebla, Tijuana, Culiacan and Leon in 2001; in Queretaro, Merida, Acapulco, Hermosillo and La Paz in 2002; and Torreon, Toluca and Villahermosa in 2003.

      As of May 31, 2004, we sell and distribute our services through a network of 8 wholesalers and 15 direct sales offices that control over 4,300 points of sale. These locations include leading malls, department stores, popular retailers, supermarkets and consumer electronics outlets. We offer commissions to our wholesalers, who, in turn, pay commissions to their retailers and distributors. Our direct sales force employees are also paid by commission, in addition to their salary and benefits. We also have control over some direct distributors, who receive commissions but are not employees.

      We believe our subscription fee and programming prices are competitive with those offered by other pay television platforms. Our entry-level product is the SkyKit, which includes a satellite antenna, low noise block or LNB, as well as installation and activation, the right to rent an IRD, and to use a Smart Card, remote control and related components. From the second quarter of 1997 through September 30, 2000, we sold SkyKits exclusively through our wholesale distribution network. Since October 1, 2000, however, we have retained ownership over the antenna and LNB and the subscriber initiation fee now covers installation and activation. We rent the IRD and Smart Card to our subscribers, and provide them with the remote control and related components free of charge. Our first 130,000 subscribers received their IRDs, Smart Cards, and remote controls on a bailment basis. However, since February 23, 1998, substantially all of our subscribers (residential and commercial) have rented their IRDs under a rental plan with an indefinite term. We chose to retain ownership of the SkyKit equipment, rather than selling it to our distributors, in order to facilitate repossession of the equipment if subscribers terminate service or default on their obligations. This change has had no material impact on the revenues we receive from our distribution network.

      We focus on promoting our superior programming content and exclusive events, our high quality customer service and system and technology quality, rather than the number of channels we offer. Our programming includes Spanish-language over-the-air channels, exclusive soccer games, special events, reality shows and other sports and entertainment programming. Our marketing strategy includes advertising through national and regional television, radio, newspapers, magazines, billboards, direct mail, internet, movie and airport advertising, sponsorship of special events (such as reality shows, boxing matches, golf and soccer tournaments) and promotional activities at restaurants, bars, cultural and other social events. For a more detailed discussion of our program offerings and packages, see " -- Programming and Services."

      Intense competition and general market conditions have driven us to lower our monthly subscription fee and to offer special discounts and promotions on several occasions. We have also targeted soccer fans by offering pay-TV exclusive soccer matches. In 2003 we broadcasted 40 of the soccer matches for which Televisa had the exclusive broadcast rights, as well as 25 of the soccer matches for which TV Azteca had exclusive broadcast rights. We reward long-term subscribers with a loyalty program known as Sky Value, which is offered without cost and includes prizes, trips, programming and special events, such as concerts and sporting events.

      We monitor our nationwide installation service through a centralized operations office, which enables us to monitor the quality of service being provided to our customers. After obtaining the SkyKit equipment, the installer or the subscriber contacts our call center to activate the Ku-band DTH service. Activation typically occurs within minutes of the call.

      We provide customer service to our subscribers through our proprietary, specialized telephone call center, with a staff of approximately 1,045 to answer general questions and provide basic information about our services, as well as personalized service to solve more complex customer problems. Some of our customer service personnel also carry out subscriber retention and collection activities over the phone.

      We designed a customer service program based on Televisa's experience with its existing Mexican cable operations and News Corporation's experience with British Sky Broadcasting plc. We have made significant investments in hardware and software to manage the growth of our DTH platform and to enhance customer service. These include our new SMS, which we have recently implemented, and our call center. Currently, the new SMS is in service and is fully operational, and we expect the new SMS to provide more effective management and billing services to our subscribers. We have also improved the efficiency of our call center by using interactive voice response, predictive dialer and customer management relationship systems. We believe that customer service is an important factor in developing customer loyalty and differentiating our service from that of our competitors.

      We engage a third party to publish and distribute SKY VIEW, our monthly magazine that details all of the channels and program listings available on SKY. SKY VIEW includes monthly programming, a guide to movies, general interest articles about actors, actresses, entertainment, sports, lifestyle, culture, games, quizzes, general information about SKY packages, enhanced TV features and promotions. SKY VIEW is one of the most important magazines in Mexico, as measured by the number of published copies with a monthly production of approximately 350,000 units. Since January 2001, we have used our own advertising sales force, supported by Grupo Medios, to sell advertising in the SKY VIEW magazine. We offer a variety of advertising sales packages and volume discounts to match customers' needs.

      We sell advertising on our broadcasts to corporate and other clients and advertising agencies. We use both our own advertising sales force and the services of a wholly owned subsidiary of Televisa to promote and sell advertising time.

OPERATIONS

      Our digital video, audio and data signals are encoded, processed, compressed, encrypted, multiplexed (i.e., combined with other channels), modulated (i.e., applied to the designated carrier frequencies for transmission to the satellite) and transmitted through our Ku-band DTH service from uplink facilities in Mexico and the United States. Geosynchronous satellite transponders receive, convert and amplify the signals and retransmit them to earth in a manner that allows individual subscribers to receive and be billed for the particular program services to which they have subscribed.

      Uplink Facilities and Play-out Facilities

      We use play-out equipment to prepare programming material for compression and subsequent transmission to the satellite. The play-out equipment digitizes the programming for channels provided by third party programmers, inserts commercial or promotional material where appropriate, monitors the quality of the picture and sound, and delivers the material to the compression and multiplexing system. In the case of channels originating from taped material, the play-out equipment also compiles the various programming segments and inserts commercial and promotional material where necessary. For near video-on-demand movies, the play-out equipment stores movies and plays them out as appropriate to provide the desired frequency of service.

      We use uplink and play-out facilities in Mexico City, Mexico and in Miami Lakes, Florida and Port St. Lucie, Florida. We own the uplink and play-out equipment located in Mexico City, which is housed in facilities owned by Televisa. Televisa operates the equipment to provide us with uplink services. In addition, DTH TechCo provides us with uplink services at its facilities in Florida. All of the uplink facilities we use have full emergency power generation equipment to allow uplinks to continue operations without any disruption of service in the event of a power failure. We also use DTH TechCo facilities to handle programming delivered from outside Latin America.

      Satellites

      We currently receive satellite signal reception and retransmission services from 12 Ku-band transponders on PanAmSat's PAS-9 satellite under an agreement executed with PanAmSat on February 8, 1999. PAS-9 was launched on July 28, 2000 and became operational on September 8, 2000.

      The term of the PAS-9 agreement ends on the earlier of (a) September, 2015 or (b) the date PAS-9 is taken out of service. The useful life of PAS-9 is expected to be approximately 15 years. We pay a monthly service fee of U.S.$1.7 million for service from all 12 transponders. Televisa, News Corporation and Liberty Media have guaranteed our payments to PanAmSat in proportion to their respective beneficial interests in us. PAS-9 was manufactured by Hughes Electronics Corporation, currently doing business as DIRECTV, and is operated by PanAmSat. Fox Entertainment, a 82% owned subsidiary of News Corporation, owns 34% of DIRECTV, which, in turn, owns 80.5% of PanAmSat. Further, on April 20, 2004, PanAmSat and DIRECTV announced that they had signed a definitive agreement to sell PanAmSat to a group headed by KKR. We cannot predict how this sale may affect our arrangements with PanAmSat; however, our agreement with PanAmSat requires any successor to assume PanAmSat's obligations under the agreement.

      PAS-9 is located at 58.0(degree) West longitude, and we believe its footprint covers virtually all of Mexico's television households, as well as other areas in the Caribbean basin and portions of the United States and Central America. However, we believe that, in a few instances, some of our potential subscriber base may experience some signal degradation as a result of their particular location and PAS-9's orbital location. We do not currently have contingency arrangements in case we lose satellite service from PAS-9, nor are we insured against such an event. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- We Depend on the Availability of Satellite Transponder Services from PanAmSat."

      Our DTH concessions granted by the Mexican government currently authorize us to offer DTH services using Mexican satellites, including current and future satellites operated by SatMex, as well as PanAmSat's PAS-9, which is considered a foreign satellite under Mexican law. For a more detailed discussion of our concessions, see " -- Mexican Regulation of DTH Services -- Concessions; Revocation; Expropriation."

      Integrated Receiver/Decoder System

      Commonly, our subscribers use a 80-centimeter satellite receiver antenna to receive our signal; however, if required, subscribers could use a 1.2-meter satellite receiver antenna to receive our signal, depending on the subscriber's location within the country. Our subscribers currently pay the same initial fee for installation and activation, regardless of the size of the satellite receiver antenna they require.

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

      Authorizing information for subscription programming and the access control algorithm are stored on a microchip imbedded in a credit card-size Smart Card. The Smart Card, which can be updated or replaced periodically, provides a simple and effective method to authorize and de-authorize subscription programming. A Smart Card enables the IRD to descramble the program only when the subscriber is entitled to view the program. If the Smart Card assigned to a particular IRD is authorized for a particular channel, the data is decrypted and passed on for audio and video decompression. After decompression, the digital audio and digital video signals are reconstructed into analog format for display on a standard television set. During the fourth quarter of 2001 we completed the process of regularly replacing our subscribers' Smart Cards as a security measure intended to reduce the risk of piracy.

      The IRDs have been designed to be easy to use. Subscribers can quickly and easily access desired programming using a remote control device via an on-screen electronic program guide. Our subscribers have access to a Mosaic channel guide, which shows eight direct links to our television channels, categorized into various user-friendly groupings, including, but not limited to, entertainment, movies, kids and pay-per-view. Our customers also have on-screen access to their account statements.

      In 2003, we purchased IRDs only from Motorola, Inc., which operates a manufacturing plant in Sonora, Mexico. Although we currently use a single supplier of IRDs, if an issue with respect to our contract with Motorola arose, we could purchase IRDs from other manufacturers without material disruption to our service. At least three other suppliers, affiliates of Philips Commercial Electronics Corporation N.V., Thomson Commercial Electronics, and Pace Microtechnology plc, also manufacture IRD equipment that is compatible with our system. We are currently engaged in negotiations with other suppliers to provide us IRDs.

      During 2002 and 2003, we continued to purchase the set-top box type "World Box2", from Motorola to provide our Sky Interactive service. The box and service allow subscribers to choose camera angles for soccer matches, watch instant replays and obtain statistics about favorite teams and players. Recently we have included in some channels HTML-interactive applications, such as statistics, brief comments and news as the first phase of our interactive services. We believe this technology may also enable us to offer more value-added services in the future, such as T-commerce (television-commerce), games and information services, including news.

      We rent the IRD, and provide the remote control and Smart Card, to subscribers but retain title over them to help facilitate repossession of the equipment if subscribers terminate service or default on their obligations.

      Broadcast and Conditional Access Systems

      Digital technology permits the compression and transmission of digital signals to facilitate multiple channel transmission through the bandwidth used by a single channel, giving broadcasters the ability to offer significantly more channels than analog systems. Digitized signals are compressed using the MPEG-2 standard, encrypted and multiplexed into a Digital Video Broadcasting transport stream of the DVB standard and modulated for transmission to the satellite transponders we use. NDS previously provided the necessary equipment to digitize, compress, encrypt and multiplex the signals transmitted to the satellite by Innova's uplink facilities. NDS is no longer in the business of supplying compression equipment. Therefore, starting in 2003, these technologies were provided by Tandberg Television, a third party Norwegian company, which provides open solutions for the digital broadcasting of audio, data and video, and has operations in Asia, Australia, Europe and the U.S. There are other providers who provide such technology at comparable prices.

      NDS provides our conditional access system, including the Smart Cards necessary to decode the signal at the subscriber's home, and other security services related to the Smart Card. NDS provides conditional access services to other DTH providers including British Sky Broadcasting plc in the United Kingdom, DIRECTV in the United States, Sky Italia S.p.A. in Italy, MATAV in Israel and STAR in Asia. The basic purpose of the conditional access system is to ensure that each program can be viewed only by those subscribers who have paid for a program. Accordingly, the conditional access system is central to the security network that prevents unauthorized viewing of programming.

      We and NDS are parties to a System Implementation and License Agreement, dated September 20, 1996, pursuant to which NDS designed, developed and implemented our conditional access and broadcast systems. In exchange, we purchased related equipment from NDS, and license the proprietary information and rights necessary to operate NDS's conditional access and broadcast systems. From time to time we may explore alternative technologies for delivering our programming.

      During 2001, we replaced all the Smart Cards that were used by our subscribers with new ones that include new technology and enhanced security as a part of our continuous efforts to improve security against piracy. This measure cost approximately Ps. 34.0 million.

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

      We believe our SMS is essential to providing pay television services because it provides us with marketing, customer service and administrative operations support. These elements include: billing and collection of subscription fees; handling service difficulties and other inquiries; handling disconnection, alteration, reconnection and relocation of services; and marketing of additional services. The subscriber management system also maintains records for each receiver and Smart Card, to maintain security and prevent piracy. In the past, we used an SMS that we obtained from NDS under a Subscriber Management System Implementation and License Agreement, dated October 29, 1996. Under that agreement, NDS designed, developed and implemented our first subscriber management system. We entered into a second License Agreement with NDS, dated August 3, 1998, for the design, development and implementation of our former SMS, Provider II.

      In November 2003, we implemented our new SMS to support the growth of our subscriber base. Currently this system is in service and is fully operational. Our agreement with NDS related to the maintenance of our old SMS was terminated at the end of 2003. We believe this new SMS will allow us to provide more effective management and billing services to our subscribers. Among other things, we believe the new SMS will:

            - give us greater flexibility to control different variables that are part of our service than does our current SMS;

            - improve our ability to respond to our subscribers' account management needs and aid them in reporting on their service;

            -     provide greater billing flexibility,

            -     improve overall system efficiency; and

            -     offer options for marketing our services.

      This project included the purchase of software, licenses, hardware, implementation and advisory services as well as the incurring of personnel costs. On June 12, 2002, we entered into two related agreements with CSG through our operating subsidiary, Corporacion Novavision, S. de R.L. de C.V., or Novavision. Under these agreements CSG provides us with (a) a non-exclusive, perpetual license for the use of the software "Kenan" to provide billing and order management to licensed subscribers, (b) installation and implementation of the system within the framework of our business, (c) training and support services, and (d) consulting services. CSG is an enterprise with more than 20 years of customer care and billing expertise, providing its services in more than 265 companies in more than 40 countries. We also requested the development and support of software applications and advisory services from Siebel and NDS to complete the requirements of the new system.

      NDS continued to support Provider II until we completed the switch-over to the new SMS. Our current agreements with NDS related to maintenance of Provider II were terminated. See "Item 4 -- Information on the Company -- Business Overview -- Capital Expenditures;" "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- Our Ability to Provide Billing and Order Management to Our Subscribers Depends on the Functionality and Flexibility of Our New Subscriber Management System;" " -- Subscriber Management System;" and "Item 10 -- Additional Information -- Material Contracts -- New Subscriber Management System Contract."

      Trademarks

      The Sky trademarks are trademarks of British Sky Broadcasting Limited, in which News Corporation has an approximate 35.4% interest, and are licensed to us on a perpetual, exclusive basis for a nominal fee, pursuant to an agreement between a subsidiary of News Corporation and us. There are numerous trademarks in the process of being registered in Mexico, some of which involve the Sky name, which are used in the ordinary course of business but are not material to our results of operations.

SEASONALITY

      From time to time, we offer special promotions targeted at particular local areas in response to local competitive conditions. These promotions often have the effect of boosting subscriber numbers at a particular time of the year. However, the timing of such promotions is subject to change from year to year.

COMPETITION

      General

      Our business competes with providers of pay television services using cable, MMDS, and Ku-band DTH transmission technologies. We also compete with gray market and pirated DTH signals from the United States and from within Mexico. We believe that competition is primarily focused upon programming, customer service, distribution network, advertising and promotion and price. We cannot assure you that, based on its potential size, the Mexican pay television industry will be able to sustain a number of competing pay television providers. We also compete with national broadcast networks and regional and local broadcast stations, movie theaters, video rental stores, radio stations, internet and other entertainment and leisure activities.

      We believe we successfully compete by offering superior programming content, including a number of exclusive channels with proven market appeal, and high-quality service based on optimal technology throughout Mexico. We also believe that we have a number of competitive advantages. We currently broadcast 177 digital channels (116 video, 32 audio and 29 pay-per-view), including Channel 2, the most popular broadcast channel in Mexico, which in the past has not been available in all areas outside of Mexico City. We also offer local programming as well as several specialized channels targeted to particular communities, including RAI (Italian), TV5 (French), DeutscheWelle (German), Galicia TV, TVE and Antena 3 (Spanish), NHK (Japanese) and TV Globo (Brazilian).

      Our digital Ku-band DTH satellite technology offers larger coverage, greater channel selection, and enhanced video and audio quality as compared to existing terrestrial broadcast, cable, and MMDS television services. We believe that our competitors' existing and potential alternative technologies will not materially adversely affect the viability or competitiveness of our service package in the foreseeable future. For example, new ADSL technology is being used to provide high-speed internet access and could be used in the future for broadband transmissions, but this technology is currently more expensive than other alternatives and we do not believe that providers have shown significant interest in the technology, other than for internet services. However, these and other technological changes could impact us, and, depending on the technological developments, we may need to expend substantial financial resources to develop and implement competitive technologies.

      In late 2003, the SCT authorized cable television providers to begin providing the services of bi-directional data transmission, which permits them to provide their customers enhanced television, interactive programming services, near-video-on-demand services, video-on-demand services and e-commerce applications. We are analyzing the possible impact that these new services could have in the Mexican pay TV market.

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

            - households that subscribe to our programming may pay higher monthly charges than they would pay for cable service, because of the greater number of channels and greater variety of programming offered; and

            - major cable operators, including Cablevision, have already, or are in the process of upgrading, their plant and facilities to the digital technology that allows them to offer digital set-top boxes with new value-added services, including Internet access and bi-directional data transmission, which permits them to provide their customers enhanced television, interactive programming services, near-video-on-demand services, video-on-demand services and e-commerce applications.

      We believe our programming content has proven market appeal when compared to that of our competitors. We distinguish our service from other existing pay television operators in Mexico by offering more channel capacity than conventional over-the-air television, cable, or MMDS, and providing exclusive programming and specially-produced channels. Televisa grants us four over-the-air broadcast channels as part of the exclusive Mexican DTH program rights described above. These channels are among the most popular television channels in Mexico. We are the only DTH service offering all the over-the-air broadcast signals from Mexico City, as well as signals from the State of Mexico, Guadalajara, Mexicali, Monterrey, Puebla, Veracruz and Tijuana.

      While we do not compete directly with over-the-air broadcast channels for pay TV subscribers, we do emphasize our exclusive DTH rights to broadcast some of Televisa's over-the-air channels and their programming. These channels do compete in terms of programming with other over-the-air channels, such as those broadcast by TV Azteca. The group of private investors that controls TV Azteca, led by Mr. Ricardo Salinas Pliego, also owns several media outlets: 43 local television stations; a movie distribution business, including a chain of movie theatres, a movie studio, a record company, an Internet shopping site, a high-speed Internet access company, two cellular phone companies, chain stores, a financial services company and a TV network focused on the Hispanic audience in the United States, which currently reaches 73% of the Hispanic audience, according to press reports. TV Azteca also has an ownership interest in a Costa Rican television station and a music company, and owns a Mexican soccer team. Prior to 2002, we were able to re-broadcast TV Azteca's over-the-air channels free of charge. In January 2002 we concluded a series of agreements with TV Azteca giving us the right to re-broadcast channels 7 and 13 for a period of three years, as well as access to soccer matches for which TV Azteca has broadcast rights. If we do not renew this agreement, TV Azteca and its related interests could provide this programming to others on an exclusive basis and it would then be unavailable to us. While viewers in Mexico City have access to a number of free-over-the-air channels, viewers in some rural areas of Mexico have limited access to free over-the-air channels and reduced picture quality.

      Megacable, Grupo Cablemas and Cablevision are currently offering digital cable television services and other value-added services as high speed Internet access through cable modems. They offer basic and premium digital packages to its subscribers, as well as "a la carte" channels, high speed internet access and other value added services. Recently, the SCT authorized cable television providers to begin providing the services of bi-directional data transmission, which permits them to provide their customers enhanced television, interactive programming services, near-video-on-demand services, video-on-demand services and e-commerce applications.

      Televisa holds a controlling, majority interest in Cablevision, Mexico's third largest cable system, which competes directly with us for customers in the pay television market in the Mexico City area. Cablevision offers a basic package with 51 video channels in the analog system or 103 channels in the digital system; the analog basic package consisting of nine television channels broadcast in Mexico City and 42 additional basic channels. In the digital basic package it adds 50 audio channels. Cablevision also offers five digital premium packages and 28 pay-per-view channels. Some of these channels compete directly with channels we carry and our pay-per-view channels. For a more detailed discussion of the impact of this relationship, see "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- Our Equity Holders Have, or May Acquire, Interests in Businesses Which Compete with Us for Customers and Business Opportunities." Furthermore Cablevision is a major digital cable television operator and high speed Internet access provider (through cable modem) in Mexico City. Its network consists principally of fiber optic and coaxial cable and during the last year Cablevision has been expanding and upgrading its existing cable network into a broadband bi-directional network. Cablevision plans to deliver a broad range of services including enhanced television and other interactive programming services, near-video-on-demand services, video-on-demand services, e-commerce applications and IP telephony services. Cablevision is currently rolling out digital set top boxes to its subscriber base, allowing it to offer new pay television, digital and interactive products and services, including video navigators, electronic programming guides and television-based Internet access.

      Multivision, a MMDS operator in Mexico City, offers services in 9 other cities, including Guadalajara, Monterrey, Leon, Tuxpan, Villahermosa, San Luis Potosi, Toluca, and Queretaro. Multivision's customers can currently receive up to 23 channels, excluding pay-per-view channels and conventional "over-the-air" channels. During 2002, Multivision re-launched its programming packages, offering only two packages, "MASTV" and a premium package, which include 15 or 19 channels, respectively. Currently, Multivision's subscribers pay an average initial one-time installation charge equal to Ps. 299 and a monthly fee of Ps. 85 for 15 channels of its "MASTV" programming package or Ps. 195.0 for 19 channels in its premium package, which includes 4 channels of movies (Cinecanal, Cinecanal 2, Movie City, and The Film Zone). We believe that our programming content has proven market appeal in comparison to our MMDS competitors. We distinguish our service from MMDS by offering nationwide services, more channel capacity and providing exclusive programming and specially produced channels. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- We Face Intense Competition in the Pay Television Market in Mexico."

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

      Ku-band DTH

      Currently, only we and DIRECTV Mexico, the digital Ku-band DTH service, operate DTH satellite services in Mexico. DIRECTV Mexico offered 126 channels (78 video, 32 audio, and 16 pay-per-view channels) as of May 31, 2004. DLA provides DTH television and radio services in Mexico and has operations in other countries in Latin America including Brazil, Argentina, Venezuela, Chile, Colombia, Ecuador, Guatemala, Puerto Rico and Trinidad and Tobago. DLA is a competitor of ours that provides DTH programming and services in Mexico through an affiliated Mexican operating company, DIRECTV Mexico. On March 18, 2003, DLA announced that it had filed a voluntary petition for bankruptcy. On December 22, 2003, our significant equity owner, News Corporation, announced that it had acquired a 34% equity interest in DIRECTV, which owns a controlling interest in DLA. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- We Face Intense Competition in the Pay Television Market in Mexico" and " -- We Have Significant Transactions With Our Owners, Who Are Involved in Related Businesses, Which Creates the Potential for Conflicts of Interest," " -- One of Our Owners, News Corporation, Has Acquired An Indirect Interest In DIRECTV Mexico, Our DTH Competitor, and In PanAmSat, Our Sole Satellite Provider, and We Cannot Predict What Effect This Will Have On Our Business" and " -- Our Equity Holders Have, or May Acquire, Interests in Businesses Which Compete with Us for Customers and Business Opportunities."

      We believe that our programming content has proven market appeal, in comparison to competitors, such as DLA. See " -- Competition -- Cable Television and MMDS."

      On April 21, 2003, a U.S. Bankruptcy Judge authorized DLA to reject its agreement for exclusive rights, in several Latin American countries including Mexico, to broadcast the 2006 FIFA World Cup soccer tournament. As a result, we believe the programming disadvantage we faced in 2002, when DLA had the exclusive rights to the World Cup tournament, may be reduced. We cannot predict what impact DLA's rejection of the FIFA World Cup contract will have on our ability to obtain the rights to broadcast the World Cup soccer tournament in the future, should we decide to pursue these rights.

      While Grupo Acir and PCTV have also received licenses to offer DTH services in Mexico, and the Mexican government may grant additional licenses for DTH satellite operations in Mexico, our management is not aware of any group preparing to launch DTH services in Mexico in competition with Sky and DIRECTV.

      In addition to these DTH providers, the continued growth of our subscriber base is subject to our continued efforts to reduce pirating of pay-TV signals. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- We Could Lose Subscribers and Revenue If Others Are Able to Steal Our Signals." We also compete with unauthorized Ku-band DTH signals from the United States. In addition, we may face increased competition for DTH subscribers in Mexico from U.S. DTH satellite providers authorized to provide service under a treaty and protocol. The Agreement Between the United States and Mexico Concerning the Transmission and Reception of Signals from Satellites for the Provision of Satellite Services to Users in the United States and Mexico, signed on April 28, 1996, created a framework that enables entities utilizing U.S.-licensed satellite facilities to provide services in Mexico and entities utilizing Mexican-licensed satellites to provide services in the United States. On November 8, 1996, pursuant to the U.S.-Mexico Satellite Agreement and the North American Free Trade Agreement, the Protocol Concerning the Transmission and Reception of Signals from Satellites for the Provision of Direct-To-Home Satellite Services in the United States and Mexico was executed to facilitate the provision of cross-border, direct-to-home satellite services. In the DTH Protocol, the United States and Mexico each agreed to permit satellites licensed by the other nation to be used to provide encrypted video or video/audio signals for direct reception by subscribers to, from, and within its own territories, subject to conditions set forth in the DTH Protocol.

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

      A concession may be revoked prior to its stated term in some circumstances, such as:

            - failure to use the concession within 180 days after it was granted, unless permitted by the SCT based on a justifiable cause;

            - failure to comply with the obligations or conditions specified in the concession;

            - unlawful assignment, transfer or encumbrance of the concession, any rights or assets used for the exploitation of the concession;

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

      Consideration Payable to SCT

      The Mexican statute does not mandate the payment of fees as consideration for the granting of a concession. However, the SCT has the discretion to require the concessionaire to pay fees to the SCT as part of a concession as specified in our concessions. Such fees may be calculated based upon the concessionaire's revenues. See " -- Our Concessions."

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

      Foreign Ownership

      Under Mexican law, non-Mexican investors may currently own up to 49% of the outstanding equity of DTH system concessionaires. Foreign investors may increase their economic participation in the equity of a concessionaire through neutral investment mechanisms under the Ley de Inversion Extrajera, or Foreign Investment Law, (e.g., non-voting equity), provided that Mexican investors maintain control of the operation.

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

      Monitoring and Information

      The SCT monitors compliance with Mexican law and other applicable legislation through periodic inspections. Concessionaires must file annual and quarterly reports with the SCT that include financial statements, and provide any other information required by the SCT.

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

In addition, concessionaires must comply with SCT guidelines with respect to their operations, including billing, service calls and emergency plans for service failure.

      Restrictions on Advertising

      Mexican law also regulates the type and content of advertising which may be broadcast on television. Under the DTH protocol with the U.S., non-discriminatory restrictions on programming and advertising content can be established. Under new rules enacted in February 2000, a concessionaire has the exclusive responsibility to ensure that the commercial advertising it broadcasts complies with any applicable regulations. See " -- Pay TV and Audio Services Rules."

      Programming

      Under Mexican law, television programming is not subject to judicial or administrative censorship, except that programming is subject to various regulations, including prohibitions on foul language, and programming that is against good manners and customs or is against the national security or against public order. Under rules enacted in

February 2000, a concessionaire has the exclusive responsibility to ensure that the programming it broadcasts complies with any applicable regulations. See " -- Pay TV and Audio Services Rules."

      Subscription and Sale of Equity Interests

      According to our concession, we must file with the SCT, no later than April 30 of each year, a list of our ten principal equity owners and their corresponding ownership percentages. In the event of any proposed new issuance or sale of equity interests in a transaction or series of transactions representing 10% or more of Innova's equity:

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

      In the event that the party interested in purchasing our social parts or interests is a corporation, the notice must include information with respect to the purchaser's shareholders who hold 10% or more of the purchaser's equity.

      Protection of Rights

      Under Mexican law, including the Codigo Penal Federal, or Federal Criminal Code, and the Ley Federal del Derecho de Autor, or Federal Copyright Law, prison sentences and fines may be imposed on any person who violates intellectual or industrial property rights or copyright. Such violations may include the manufacture, import, sale, or lease of any device or system, or any activity that involves decoding a program carrier encrypted satellite signal without the permission of the lawful distributor of such signal.

      Telecommunications Tax

      At the end of December 2001, the Mexican Congress passed a series of tax reforms. As a result of these tax reforms, subject to some exceptions, revenues from our pay television services were subject to a 10% excise tax. In February 2002, Cablevision, Innova, Skytel and a number of other companies in the telecommunications and pay television industries filed declaratory judgments, or amparos, challenging the constitutionality of this excise tax. Nonetheless, we implemented rate increases on January 1, 2002 and took other actions, including lay-offs and reduction of capital expenditures and expenses, in an effort to mitigate, in part, the impact of this tax on our results of operations and financial condition. We obtained a favorable ruling in this proceeding regarding our 2002 liability for this tax, but this ruling does not entitle us to recover any amounts paid for this tax in 2002, and we cannot assure you that we will be able to recover any portion of the approximately U.S.$18.0 million paid for this excise tax during 2002.

      In December 2002 the Congress again acted to make this special tax effective during fiscal year 2003, by adding or modifying some provisions included in the original text of the law. In response, we filed a new amparo proceeding challenging the constitutionality of the tax. We obtained a favorable ruling in this proceeding; however, it is not finally adjudicated. Consequently, we cannot assure you that we will obtain a final favorable resolution in these proceedings or that we will be able to recover the approximately U.S.$16.0 million paid for this excise tax during 2003. In July 2003, President Fox announced that the 10% excise tax that has been imposed on DTH services since January 1, 2002, would be rescinded. In October 2003, the Federal Executive Branch approved the President of Mexico's tax holiday equal to 100% of the 10% excise tax on telecommunications, effective November 1, 2003 and applicable only to the tax triggered from this date and going forward. Therefore, during the months of November and December of 2003 we recorded the amount derived from not paying the 10% excise tax as a non-recurring item in our consolidated income statement. The 10% excise tax on telecommunications was definitively eliminated as of January 2004. From this date and going forward we will not have to pay this excise tax; therefore, we will be able to lower our overall tax exposure and retain a higher proportion of our revenues, without any modification in prices to our subscribers.

      Other Fees

      We are required by the Mexican Federal Rights of the Author Law to pay a percentage of our programming revenues to the Sociedad General de Escritores de Mexico and the Sociedad de Autores y Compositores de Musica, non-profit organizations that support and protect Mexican writers and artists. We currently pay the standard rate of 1.15% of programming revenues. In addition, under Mexican law, we are required to pay to the Mexican government a fee of Ps. 5,402 each time that government agents inspect Innova's facilities.

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

         - comply with Mexican regulations regarding the content of programming and commercial advertising; and

         - encrypt and promote restricted audience programs (i.e., adult programming) as premium channels or events.

      Our Concessions

      We have received two concessions authorizing the installation, operation, and exploitation of our telecommunications and broadcast network. The concessions deal with domestic and foreign source satellite signals, respectively. Our first concession to install, operate and exploit a public telecommunications network providing DTH services was granted on May 24, 1996 to our subsidiary, Corporacion de Radio y Television del Norte de Mexico, S. de R.L. de C.V., and expires in 2026. This concession authorizes the operation of a DTH system using Mexican satellites, including Solidaridad 2. The concession covers satellite television services, which consist of broadcasting video and related audio codified signals by satellite and the direct receipt of these signals at the domiciles of subscribers through terminal equipment that allows access to the signals.

      We obtained the second concession from the SCT on November 27, 2000 in order to use services over Mexican territory from PAS-9, which Mexican law considers a foreign satellite. The SCT granted the concession to our subsidiary, Corporacion de Radio y Television del Norte de Mexico, and it expires in 2020. The concession covers satellite DTH television services, consisting of broadcast video and related audio codified signals by satellite and the direct receipt of these signals at the domiciles of subscribers through terminal equipment that allows access to the signals. If we eventually desire to use PAS-9 for other services, we must request an additional authorization from the SCT for those purposes.

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

      Under our first concession, we were obliged to pay the Mexican government a percentage of our revenues and fees on a monthly basis. We were required to pay 1.5% and 2.5% of programming revenues and maintenance fees paid by subscribers in 1997 and 1998 respectively. From 1999 through November 27, 2000, we paid 3.5% of our programming revenues under our first concession. From November 27, 2000, when our second concession was granted, and going forward, we will continue to pay 3.5% of our programming revenues as a combined payment for both concessions for the term of the concessions.

      Under both concessions, we will be able to broadcast up to six minutes of commercial advertising per transmission hour on any channel, so long as at least 20% of the channel's programming is domestically produced and our agreements with our programming providers allow us to do so.

      We were required to post a bond with an approved bonding institution in the original amount of Ps. 1.5 million for the benefit of the Mexican Treasury of the Federation (Tesoreria de la Federacion) to secure the payment of any monetary sanctions imposed by the SCT in the event of any revocation of the first concession. Under the new concession, we replaced the bond we posted under the original concession with a Ps. 6.5 million bond posted with an approved bonding institution to secure the payment of any monetary sanctions imposed by the SCT in the event of any revocation of either concession. The amount of the bond is adjusted annually for inflation in accordance with the Mexican national consumer price index.

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

      To use foreign satellite signals in Mexico, a concessionaire must be an entity organized and existing under Mexican law, must hold a concession, and there must be a reciprocity agreement between Mexico and the relevant country. Under the satellite agreement and DTH protocol currently in force, if, during our new concession, the SCT identifies a "lack of reciprocation" between Mexico and the United States' satellites services practices, the SCT may terminate our second concession by declaration. The SCT may find a lack of reciprocity:

         - if the U.S. government denies "most favored nation" treatment to Mexican satellite services in the United States satellite market;

         - if either the agreement or protocol mentioned above is partially restricted, suspended or terminated; or

         - for any other reason that undermines the principle of reciprocity in the SCT's judgment.

      Under the second concession, we must provide our DTH broadcast satellite pay television services by November 2003 to at least those areas of Mexico where 40% of the total population lives, according to the last available census information. As of December 31, 2003, more than 57% of our subscriber base resided in States that together constitute approximately 58% of total population; therefore, we believe we are currently providing our DTH broadcast satellite pay television services in accordance with our obligations.


                            ORGANIZATIONAL STRUCTURE

      Innova, S. de R.L. de C.V., is a joint venture indirectly owned by Televisa, News Corporation and Liberty Media. For more information on our owners, see "Item 4. Information on the Company -- History and Development of the Company -- Strong Sponsorship."

      Effective as of September 9, 2003, our owners capitalized all loans made by them or any of their affiliates to us. The amount of the loans and accrued interest capitalized as of September 9, 2003 was approximately Ps. 4.3 billion. The capitalization did not affect the direct and indirect percentage ownership interests in us of our owners. The lenders contributed, assigned and transferred to Innova Holdings, S. de R.L. de C.V., a then-newly incorporated limited liability company with variable capital, all their loans and accrued interest owing at the time of the capitalization in exchange for social parts in Innova Holdings. Innova Holdings, in turn, contributed, assigned and transferred such loans and accrued interest to us. In exchange for this capital contribution, Innova issued to Innova Holdings new Series C limited-voting social parts. After giving effect to the capitalization, Televisa continues to indirectly own 60%, News Corporation continues to indirectly own 30% and Liberty Media continues to indirectly own 10% of Innova.

      We are a holding company and almost all of our operations occur in, and almost all of our assets are held by, our five subsidiaries:

         - Corporacion de Radio y Television del Norte de Mexico, S. de R.L. de C.V., which owns all of our transmission equipment, including the capital lease of the PAS-9 satellite, and holds our concession to operate our DTH system from the Mexican government;

         - Corporacion Novavision, S. de R.L. de C.V., which is our operating company;

         - Corporacion Novaimagen, S. de R.L. de C.V., which manages our administrative personnel and marketing department;

         - Servicios Novasat, S. de R.L. de C.V., which manages our sales and installation personnel; and

         - Servicios Corporativos de Telefonia, S. de R.L. de C.V., which operates the call center we acquired from Merkatel in 2001.

[GROUP STRUCTURE OF INNOVA FLOW CHART]

                          PROPERTY, PLANT AND EQUIPMENT

      Our properties consist primarily of office and call center facilities located in Mexico City, uplink facilities located in Mexico City, our DTH concessions and rights to use satellite transponder capacity.

      We lease our principal corporate office space in Mexico City from an unaffiliated third party, where our call center is also located. In addition to corporate activities, we conduct several technical activities at our principal corporate office, including downlink monitoring, "black box" recording and subscription management. We also lease additional space from unaffiliated third parties, from which our regional sales and other operations are conducted. We lease all of these properties through wholly owned subsidiaries. These properties consist of approximately 189,000 square feet in the aggregate and are located throughout Mexico.

      In June 2001, we purchased from Merkatel, our former call center service provider, the equipment Merkatel used to provide call center services to Innova, including computers, telephones, furniture and fixtures. See " -- Distribution, Sales and Marketing."

      We believe that the facilities we use in Mexico City and the United States are currently adequate for our technical activities.

      We currently use transponder capacity on the PAS-9 satellite. For a description of our agreements with respect to transponder capacity, see " -- Business Overview -- Operations -- Satellites."

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      You should read the following discussion in conjunction with our audited financial statements and the accompanying notes, which appear elsewhere in this annual report. This discussion is qualified in its entirety by reference to our financial statements. The following discussion includes forward-looking statements. See "Item 3 -- Key Information -- Forward-Looking Statements" for a discussion of important factors which could cause our actual results to differ materially from the forward-looking statements contained in this discussion. Unless otherwise stated, all amounts denominated in Mexican Pesos and U.S. Dollars have been rounded to the nearest one hundred thousand Mexican Pesos or U.S. Dollars.

                                    OVERVIEW

      We operate a digital Ku-band DTH satellite pay television service in Mexico. We were formed on July 25, 1996 and we launched our digital Ku-band DTH service on December 15, 1996.

      Since our inception, we have sustained substantial net losses and, until last year, substantial negative net operating cash flow. These losses are due primarily to start-up costs we incurred to develop our DTH service, satellite transponder commitments, expenses of increasing our subscriber base and financing costs. While we began receiving revenues from subscriptions in 1997, our operating costs, expenses and financing costs incurred exceeded these revenues during each of our seven full years of operations. Accordingly, we have relied substantially upon proceeds from our senior notes and loans and capital contributions by Televisa, News Corporation and Liberty Media to fund our operations; however, in 2003 we did not require additional funding from our equity owners. We expect to continue to experience net losses for the next several years while we improve and expand our DTH service. Nevertheless, we were able to generate positive net operating cash flow in 2003 due to substantial subscriber growth. In 2003, for the first time, we generated the necessary liquidity to cover our operating costs, as well as our satellite transponder costs and our interest payments to bondholders, from cash flow from operations. However, our expansion plans will continue to require substantial capital expenditures and investments, and, although we expect to generate sufficient cash flow for the expansion, we cannot assure you that our business will generate the necessary profits or positive cash flow. See " -- Liquidity and Capital Resources."

      During the years ended December 31, 2003, 2002 and 2001 we concentrated on managing and expanding our subscriber base and its quality, further developing the infrastructure and points of sale for distribution of our DTH service and acquiring quality programming. In 2003, we increased our subscriber base by 16.1% from approximately 737,800, including approximately 35,800 commercial subscribers as of December 31, 2002 to approximately 856,600, including approximately 48,500 commercial subscribers, as of December 31, 2003.

      We believe five elements continue to drive the strong growth in our subscriber base:

         -  our superior programming content and exclusive special events;

         -  our extensive distribution network and direct sales force;

         -  our high quality customer service;

         -  our competitive pricing policy; and

         -  our enhanced TV features and technology.

      Our DTH revenues are principally a function of the number of subscribers, the mix of programming packages selected by subscribers and the rates charged. We derive most of our revenues from DTH programming fees, subscription fees, installation fees, rental fees and membership fees paid by our subscribers. We currently lease downconverters or IRDs to our subscribers, and since October 2000 we have retained title to the antennas and LNBs that we provide to our subscribers to use as part of their subscriptions. Until we began retaining title to this equipment in October 2000, the various fees were equivalent to our SkyKit sales. IRD rental fees, subscription fees, membership fees, along with SKY VIEW magazine and advertising sales revenue, accounted for approximately 37%, 36% and 29% of our revenues in the years ended December 31, 2003, 2002 and 2001, respectively. Programming fees, channel fees, pay-per-view fees, and special events fees accounted for approximately 60%, 61% and 70% of our revenue in the years ended December 31, 2003, 2002 and 2001, respectively. All of our revenues are generated in Mexico, primarily from residential subscribers.

      Our principal operating costs and expenses originate from:

         -  programming costs;

         -  subscriber management (including call center costs);

         - the costs of providing, replacing and refurbishing equipment for subscribers;

         - transmission and related functions, including uplink and downlink services; and

         -  marketing and administration.

      Our programming includes Televisa's four over-the-air channels, which we offer on a DTH exclusive basis, and pay-TV exclusive soccer games and special events. In addition to these basic programming costs, we incurred further programming and free special events costs during the first five months of 2004 in order to continue to offer exclusive events such as the Big Brother VIP3 reality show and high profile sporting events, such as the Mexican Soccer Tournaments, the Mexican baseball league and golf tournaments, to current and potential subscribers to introduce them to Sky's new product offerings.

RESTRUCTURING

      On September 12, 2003, we sold U.S. $300 million in principal amount of 9.375% senior notes due 2013. On October 20, 2003, we used the net proceeds of that offering together with available cash, to redeem U.S. $287 million in principal amount of our 12-7/8% senior notes due 2007, and to pay a redemption premium, accrued interest, Mexican withholding taxes and related fees and expenses. After redeeming this principal amount, U.S. $88 million in principal amount of the 12-7/8% senior notes remains outstanding.

      In addition, effective as of September 9, 2003, our owners capitalized all loans made by them or any of their affiliates to us. The amount of the loans and accrued interest capitalized as of September 9, 2003 was approximately Ps. $4.3 billion. The capitalization did not affect the direct and indirect percentage ownership interests of our owners. The lenders contributed, assigned and transferred to Innova Holdings, S. de R.L. de C.V., or Innova Holdings, a newly incorporated limited liability company with variable capital, all their loans and accrued interest owing at the time of the capitalization in exchange for social parts in Innova Holdings. Innova Holdings in turn contributed, assigned and transferred such loans and accrued interest to us. In exchange for this capital contribution, Innova issued to Innova Holdings new Series C limited-voting social parts. After giving effect to the capitalization, Televisa continues to indirectly own 60%, News Corporation continues to indirectly own 30% and Liberty Media continues to indirectly own 10% of Innova.

EXCISE TAX

      As described in "Item 10 -- Additional Information -- Taxation," the Mexican government revoked the 10% excise tax on telecommunications, effective November 1, 2003. From this date and going forward, we will not have to pay this excise tax; therefore, we will be able to lower our overall tax exposure and retain a higher proportion of our revenues, without any modification in prices to our subscribers.

TREND INFORMATION

      During the first quarter of 2004, we continued to grow our subscriber base. As of March 31, 2004, we had approximately 886,100 subscribers, including 50,200 commercial subscribers. This represents a 13.6% increase from 779,700, including 41,400 commercial subscribers as of March 31, 2003. We believe the increase in subscriber activations is due to our aggressive marketing campaigns, the high quality and variety of our programming content, our unique exclusive events and the high quality of our customer service.

      The increase in subscriber base was partially offset by subscriber cancellations, which were primarily due to the continuing weakness in the Mexican economy. Nevertheless, our churn rate continues to improve year-to-year.

      As a result of our first quarter subscriber growth, net sales increased to Ps. 1,093.1 million for the three months ended March 31, 2004, a 19.1% increase over our net sales for the same period in 2003. We also reported net income of Ps. 147.0 million for the three months ended March 31, 2004 as compared to a net loss of Ps. 388.5 million for the same period in 2003.

      We believe that the high quality of our programming, aggressive marketing campaigns and our customer service, coupled with the adverse impact on services and programming provided by DLA following its bankruptcy, will aid our efforts to increase our subscriber base. However, although we anticipate continued improvement in net sales, we remain concerned that various macroeconomic effects, including continued anemic growth in the Mexican GDP or a Peso devaluation as compared to the U.S. Dollar, could detrimentally affect our future financial results.

                                OPERATING RESULTS

NET SALES

      Our recurring revenues consist of fees paid by subscribers to receive one of our programming packages and various pay-per-view services. Net sales for the year ended December 31, 2003 were Ps. 3,820.7 million, an increase of Ps. 251.2 million as compared with the year ended December 31, 2002. This 7.0% increase in net sales was due primarily to the sustained growth of our subscriber base in 2003.

      We recorded net sales of Ps. 3,569.5 million for the year ended December 31, 2002 and Ps. 3,396.0 million for the year ended December 31, 2001. The 5.1% increase in net sales in 2002 as compared to the respective prior year was due to the sustained growth of our subscriber base.

      We have not raised our subscriber fees since January 2002, when we effectuated a fee increase to offset the 10% tax on telecommunications services. Accordingly, our recent net sales growth is substantially due to growth in subscriber numbers.

      We have experienced a continued upward trend in the number of subscribers each year since our inception, which generally increases our net sales. Our subscriber base experienced a 16.1% growth during 2003, as compared to 3.0% in 2002. We believe that our subscriber growth increased during 2003 due primarily to our offering of unique exclusive events, including Big Brother reality shows, the Mexican Soccer Tournaments, the Copa Libertadores Soccer Cup, boxing matches and other exclusive sporting events. We also believe that our aggressive marketing campaigns, lowering our subscription fee and offering special promotions helped draw more subscribers.

OPERATING EXPENSES

      From our inception through December 31, 2001, we classified certain expenses directly related to operations, such as the costs of the call center and personnel who repair and refurbish IRDs, within the "Selling and Administration" expense line. As of January 1, 2002, we began classifying all these expenses within the "other operating expenses" line item, along with those expenses previously classified within this line item, including the costs of repairs, refurbishment of IRDs, and maintenance. As a result of this new classification, the Selling and Administrative expenses line items reflect only expenses related to those functions. In order to facilitate a meaningful comparison of 2002 with prior years, we have reclassified the presentation of those expenses for prior years as well. There is no impact on "Total Expenses" as a result of this expense reclassification.

      Cost of Sales

      Cost of sales for the year ended December 31, 2003 was Ps. 1,180.2 million, an increase of Ps. 75.1 million or 6.8% as compared to the year ended December 31, 2002. This increase was due to higher subscriber activations and related costs, as well as higher U.S. Dollar-denominated costs, such as programming costs, resulting from the growth of our subscriber base and the devaluation of the Peso against the U.S. Dollar during the year. The cost of sales for the year ended December 31, 2002 was Ps. 1,105.1 million, a decrease of Ps. 166.4 million or 13.1% as compared to the cost of sales of Ps. 1,271.5 million for the year ended December 31, 2001, due primarily to fewer new subscriber activations in 2002 as compared with 2001.

      The PAS-9 satellite arrangement has been recorded as a capital lease and consequently the amortization of the lease asset is presented within the "depreciation and amortization" line item in the consolidated income statement. For the use of the PAS-9 satellite during the years ended December 31, 2003, 2002 and 2001, we recognized total satellite costs of Ps. 277.3 million, of which Ps. 107.4 million was recognized as depreciation expense and Ps. 169.9 million as interest expense; Ps. 268.0 million, of which Ps. 101.9 million was recognized as depreciation expense and Ps. 166.1 million as interest expense; and Ps. 262.5 million, of which Ps. 92.5 million was recognized as depreciation expense and Ps. 170.0 million as interest expense, respectively.

      For the years ended December 31, 2003, 2002 and 2001, we incurred a total of Ps. 729.6 million, Ps. 683.5 million and Ps. 676.2 million in programming fees, respectively, representing an increase of Ps. 46.1 million or 6.7% from 2002 to 2003, and Ps. 7.3 million or 1.1% from 2001 to 2002. These increases resulted primarily from the growth in the number of our subscribers. Most of our programming agreements require us to pay a fee based upon the number of subscribers receiving the programming service. As our subscriber base increases, we experience an overall increase in our programming fees; however, in some cases, we benefit from volume-based discount rates. Programming fees are expected to increase in 2004, albeit at a slower rate, as the number of subscribers and audience levels increase and we receive the benefit of larger volume based discounts.

      We receive uplink and downlink services from DTH TechCo at its Florida facilities and from Televisa at its Mexico City facility. In 2003, we expensed approximately Ps. 130.6 million for these costs as compared to approximately Ps.
125.4 million for the year ended December 31, 2002 and Ps. 133.5 million for the year ended December 31, 2001. Under the terms of our agreement with DTH TechCo, we will pay DTH TechCo approximately Ps. 92.0 million (approximately U.S.$8.0 million) per year for uplink and downlink services over the ten-year life of the agreement. We have also entered into an agreement with Televisa for the provision of uplink and downlink, play out and compression services relating to locally-sourced programming, at its Mexico City facility. We estimate that our future annual commitments under these arrangements with Televisa will be approximately Ps. 46.0 million (approximately U.S.$4.0 million) per year. We negotiate these fees with Televisa at least once a year and we believe that the fees we pay for these services are comparable to what we would have paid an unaffiliated third party for similar services.

      Since January 1, 2002, concession fees paid to the Mexican government and to the actors and artists guild are recorded in cost of sales. Our payment of 3.5% of programming revenues each year to the Mexican government under the terms of our concessions, is included in our cost of sales. This payment will continue through the remainder of our concessions, expected to run through 2026 (with respect to our concession to use the SatMex satellite) and 2020 (with respect to our concession to use the PanAmSat satellite). See "Item 4 -- Information on the Company -- Business Overview -- Mexican Regulation of DTH Services -- Our Concessions."

      Administrative Expenses

      Administrative expenses include all costs associated with our finance and administrative functions. These costs include employee salaries and benefits, insurance, and professional fees. In the year ended December 31, 2003, our administrative expenses decreased Ps. 1.3 million or 1.0% to Ps. 125.0 million from Ps. 126.3 million for the year ended December 31, 2002, primarily due to lower salary and employment-related costs. Administrative expenses decreased Ps.
31.1 million or 19.8% to Ps. 126.3 million for the year ended December 31, 2002 from Ps. 157.4 million for the year ended December 31, 2001. These variances were due to the direct and indirect costs of hiring more personnel to service a greater number of subscribers during 2001 and reductions in costs as a result of other expense reductions during 2002.

      Selling Expenses

      Selling expenses consist of direct and indirect personnel costs for our sales force, commissions and bonuses we pay to distributors and independent sales agents, advertising and marketing costs, bad debt expenses and expenses associated with promotional materials. In the year ended December 31, 2003, our selling expenses decreased Ps. 17.5 million or 2.0% to Ps. 848.4 million from Ps. 865.9 million for the year ended December 31, 2002. This decrease was primarily due to lower costs associated with the free special events offered to subscribers in 2003. In the year ended December 31, 2002, our selling expenses increased Ps. 14.5 million or 1.7% to Ps. 865.9 million from Ps. 851.4 million for the year ended December 31, 2001. This increase was principally due to (i) more free special events offered to subscribers; (ii) higher promotional costs resulting from discounts given to subscribers, increased commissions we paid and internal costs relating to subscribers paying by credit card; and (iii) an increase in collections' commissions paid to banks.

      Other Operating Expenses

      Other operating expenses include direct and indirect customer service costs, including call center and repair service personnel, equipment maintenance, repairs and IRD refurbishment costs.

      In the years ended December 31, 2003, 2002 and 2001, we recorded Ps. 475.7 million, Ps. 501.0 million and Ps. 419.6 million, respectively, in other operating expenses. The decrease of Ps. 25.3 million or 5.0% in 2003 was primarily due to lower operating personnel costs resulting from reduced headcount, and related expenses. Other operating expenses increased by Ps. 81.4 million or 19.4% in 2002, mainly due to higher recovery and repair of IRDs, technical equipment maintenance and the unrecoverable IRDs provision in connection with those subscribers who cancelled as a result of the termination of the repointing process in the first quarter of 2002.

      We expect other operating expenses, including maintenance and repair of equipment such as IRDs, to continue to increase as a result of growth in the number of our subscribers and as a result of our increased successes in recovering and repairing IRDs, which, in some instances, enables us to avoid purchasing new IRDs at higher costs.

DEPRECIATION AND AMORTIZATION

      Depreciation and amortization includes depreciation of property and equipment and amortization of intangible assets and pre-operating expenses.

      We recorded Ps. 808.6 million in depreciation and amortization for the year ended December 31, 2003, as compared to Ps. 961.9 million for the year ended December 31, 2002 and Ps. 986.1 million for the year ended December 31, 2001. The decrease of Ps. 153.3 million from 2002 to 2003 was primarily due to lower amortization during 2003 since some intangible assets were fully amortized in 2002, and a lower asset depreciation charge. The lower asset depreciation charge is due to the fixed assets (principally IRDs) we acquired, which cost less than the assets they replaced. The decrease of Ps. 24.2 million from 2001 to 2002 was mainly due to the full depreciation of our pre-operating expense amortization in November of 2001, thus reducing the amount of total amortization during 2002.

      We capitalize and amortize the equipment we provide to subscribers, including IRDs, antennas, LNBs, Smart Cards and remote controls. IRDs are amortized over five years, while the rest of the equipment is amortized over three years. Consequently, the overall amounts we amortize will continue to rise over the next few years as we cumulatively amortize more IRDs, antennas, LNBs and accessories. Those amounts will also increase as the number of our subscribers increases. However, the increases in amortization are largely offset by decreases in our cost of sales now that the purchases of these items are no longer recorded as cost of sales.

INTEGRAL RESULT OF FINANCING

      High inflation can have a significant detrimental impact on our financial statements. Mexican GAAP requires us to present all financial effects of operating and financing the business under inflationary conditions in our consolidated income statement. Integral result of financing primarily includes:

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

      Our foreign currency-denominated assets and liabilities affect our foreign exchange position. We record a foreign exchange gain or loss if the exchange rate of the Peso rises or falls compared to the other currencies in which our monetary assets or liabilities are denominated. In addition, the reverse is also true; if we have monetary liabilities that exceed our monetary assets during periods of inflation, we will generate a monetary gain.

      We reported a negative integral result of financing of Ps. 1,196.2 million, Ps. 1,713.4 million and Ps. 73.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. The decrease in cost in 2003 was primarily due to foreign exchange losses, principally due to the capitalizing of our loans from equity owners, reducing our cost of debt by redeeming our 12-7/8% senior notes with the proceeds of our 9.375% senior notes and foreign exchange exposure. The increase in cost in 2002 was primarily due to a foreign exchange loss of Ps. 1,221.2 million for the year, due to the 13.9% devaluation of the Peso versus the U.S. Dollar during 2002. We generated monetary gains for the years ended December 31, 2003, 2002 and 2001, of Ps. 315.3 million, Ps. 518.5 million and Ps. 460.0 million, respectively. The decrease in the gain from monetary position for 2003 as compared to 2002 was due to the decrease in net monetary liabilities in Peso terms and a decrease in Mexican inflation. The increase in the gain from monetary position for 2002 as compared to 2001 was due to an increase in the net monetary liabilities in Peso terms that more than offset the decrease in the Mexican inflation rate.

PROVISION FOR TAXES

      Provision for taxes includes reserves for corporate income tax, asset tax, deferred income tax and employees' statutory profit sharing. Due to operating losses, we have not been required to make any provision for income taxes, and we do not expect to make such provisions until we earn profits that exceed our offsetting tax loss carry-forwards. As of December 31, 2003, we had total tax loss carry-forwards of Ps. 8,186.5 million that we may, under some circumstances, carry forward over ten years from the period in which they were generated. See Note 17 to our financial statements.

      The corporate income tax rate in Mexico was 34% in 2003, and will be 33% in 2004 and 32% in 2005. From January 1, 2002 on, Mexican entities may no longer defer 5% of their corporate income tax on reinvested earnings.

      Also, from January 1, 2002 and going forward, dividends, in cash or in any other form, are not subject to Mexican withholding tax.

      We were also subject to an asset tax on the book value of some assets. However, any income tax payments were able to be credited against asset tax payments. In 2001, 2002 and 2003 the asset tax rate was 1.8%. Under Mexican law, taxpayers cannot deduct from their asset tax basis debt contracted with nonresident companies or financial intermediaries. We challenged these provisions of Mexico's Ley del Impuesto al Activo, or Asset Tax Law, but at the same time, and in order to avoid penalties and interest payments in the event we lose the appeal, we paid approximately Ps. 43.2 million of tax on assets for the year ended December 31, 2001 in March of 2002; approximately Ps. 45.2 million in monthly payments during the year ended December 31, 2002; and approximately Ps.
7.5 million for the months of January and February of 2003. All of these payments were made in constant pesos in purchasing power as of the date they were paid.

      On March 19, 2003, the court issued a resolution in our favor. Because the declaratory judgment was favorable to us, to the extent that the Asset Tax Law is not amended, we will be able to deduct debts payable to nonresidents from the asset tax basis. As of today, we have already recovered the amounts paid as described above.

      We were exempt from the asset tax in 1999, and only a minimal amount was due in 2000. For more information on this proceeding, see "Item 10 -- Additional Information -- Legal Proceedings."

      Mexican law requires Mexican entities to pay employees profit sharing in an aggregate amount equal to 10% of our taxable income (calculated without reference to inflation adjustments or tax loss carry forwards). This profit sharing is in addition to agreed compensation and benefits. We have not been required to pay employee profit sharing because we have not generated taxable income.

U.S. GAAP RECONCILIATION

      Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP.

      Net (loss) under U.S. GAAP for the years ended December 31, 2003, 2002 and 2001 was (Ps. 781.6 million), (Ps. 1,871.1 million) and (Ps.967.7 million), respectively. Equity owners' deficit under U.S. GAAP as of December 31, 2003 and 2002 was (Ps. 3,566.7 million) and (Ps. 7,123.1 million), respectively. Differences between Mexican GAAP and U.S. GAAP for the years ended December 31, 2003, 2002 and 2001 include, but are not limited to: adjustments for the capitalization and amortization of pre-operating expenses; adjustments to reflect differences in the restatement of property and equipment; the provision for costs associated with re-pointing our subscribers' antennas from Solidaridad 2 to PAS-9, reversal of the accrual for the redundant use of Solidaridad 2 and the reversal of other accruals recorded under Mexican GAAP. Our most significant differences between Mexican GAAP and U.S. GAAP are summarized below. For a detailed discussion of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us for each of the years in the three year period ended December 31, 2002, see Note 20 to our consolidated financial statements.

      Under U.S. GAAP, cash flows provided by (used in) operating activities were Ps. 474.0 million, Ps. 317.9 million and (Ps. 560.1 million) as compared to resources provided by (used in) operating activities of (Ps. 518.3 million), (Ps. 346.3 million) and Ps. 100.7 million under Mexican GAAP for the years ended December 31, 2003, 2002 and 2001, respectively. The differences in determining resources provided by (used in) operating activities under Mexican GAAP and cash flow provided by (used in) operating activities under U.S. GAAP, as it relates to us, is primarily due to the requirement to exclude non-cash items in presenting cash flows under U.S. GAAP, whereas the statement of changes in financial position under Mexican GAAP is determined based upon differences between beginning and ending financial statement balances in constant Pesos. Among other differences, for U.S. GAAP purposes, we have excluded from operating cash flows gains from monetary position of Ps. 315.3 million, Ps. 518.5 million and Ps. 449.4 million for the years ended December 31, 2003, 2002 and 2001, respectively, and unrealized foreign currency gains and (losses) of (Ps. 231.6 million), (Ps. 1,063.6 million) and Ps. 315.2 million, respectively.

      Cash flows provided by financing activities under U.S. GAAP were Ps. 247.1 million, Ps. 274.1 million and Ps. 1,308.5 million as compared to resources provided by financing activities of Ps. 1,231.4 million, Ps. 906.7 million and Ps. 730.1 million under Mexican GAAP for the years ended December 31, 2003, 2002 and 2001, respectively. U.S. GAAP financing activities primarily represent actual cash inflows and outflows from our receipt of cash. Under Mexican GAAP, resources provided by financing activities reflect changes in the balance sheet accounts, which include gains or losses from foreign currency fluctuations and gains from monetary position.

      Cash flows (used in) investing activities under U.S. GAAP were (Ps. 474.4 million), (Ps. 350.5 million) and (Ps. 748.5 million) as compared to resources (used in) investing activities of (Ps. 496.8 million), (Ps. 330.1 million) and (Ps. 834.7 million) under Mexican GAAP for the years ended December 31, 2003, 2002 and 2001, respectively.

                         LIQUIDITY AND CAPITAL RESOURCES

      Since our inception, we have been funded principally with capital contributions and loans from our equity owners, as well as the offering proceeds from our senior notes. We have experienced, and expect to continue experiencing during the next few years, cumulative net losses and therefore will require continued access to various financing sources. Our current liquidity needs arise from the continuing improvement and expansion of our Ku-band DTH pay television service, including:

         -  satellite transponder capacity;

         -  uplink and downlink services;

         - the construction of additional transmission facilities and related equipment and acquisition of call center and subscriber management assets;

         - the acquisition of SkyKit components and the installation of the equipment at subscribers' locations; and

         - the funding of other operating losses and working capital requirements.

      We incurred total capital expenditures of approximately Ps. 496.8 million, Ps. 330.1 million and Ps. 834.7 million in fiscal years 2003, 2002 and 2001, respectively, which included transmission equipment, IRDs, computers, motor vehicles, LNBs and antennas and our new SMS. See "Item 4 -- History and Development of the Company -- Capital Expenditures."

      The amount of our capital expenditures in the long term will depend on numerous factors beyond our control or ability to predict, including the availability of financing, nature of future expansion and acquisition opportunities, economic conditions, subscriber demand, technology innovation, competition and regulatory developments. The capital expenditures described above do not include acquisitions. Although the indentures governing our senior notes restrict the types of assets or securities we may acquire, we can make acquisitions to expand our business and/or to enter into complementary businesses. In the future, we may consider acquisitions of, investments in, or joint ventures with, other companies.

      In 2003, for the first time, we achieved positive net operating cash flow. Cash flow from operations funded our operating needs and other working capital requirements, including satellite transponder service costs, interest payments to noteholders and costs to acquire SkyKit components and other equipment. Cash flow from operations funded all of our liquidity needs for the first quarter of 2004. Based on our current business plan, we anticipate that our capital expenditure requirements for the remainder of 2004, not including potential acquisitions, will be approximately US$40.0 million, but we cannot provide assurance that this will be the case. We believe that our cash on hand, together with cash from operations, will be sufficient for our cash requirements, including our capital expenditures but excluding potential acquisitions, through December 31, 2004.

      We hold our cash and cash equivalent assets in both Pesos and U.S. Dollars. For the years ended December 31, 2003, 2002 and 2001, resources provided by (used in) operating activities amounted to (Ps. 518.3 million), (Ps.
346.3 million) and Ps. 100.7 million, respectively. The increase in resources used in operating activities from 2002 to 2003 was primarily due to the capitalization of accrued interest due on loans from our equity owners. At the same time, net resources provided by financing activities totaled Ps. 1,231.4 million, Ps. 906.7 million and Ps. 730.1 million, respectively, for the years ended December 31, 2003, 2002 and 2001. In 2003, the increase was primarily due to the combined effect of the capitalization of loans from our equity owners, which reduced our overall debt levels and interest expenses.

      Resources used in investing activities represented Ps. 496.8 million for the year ended December 31, 2003, as compared to Ps. 330.1 million for the year ended December 31, 2002 and Ps. 834.7 million from the year ended December 31, 2001. The increase in 2003 was due to higher capital expenditures due to the implementation of our new SMS. The variance from 2001 to 2002 was principally due to our recovering more IRDs from cancelled subscribers in 2002 than in 2001. Since we refurbished these IRDs and redistributed them to new subscribers, we were able to reduce the number of new IRDs purchased in 2002.

      Capital Restructuring

      Historically, our owners have made amounts in loans and equity available to us, depending on our monthly funding requirements for capital expenditures and operations. Our owners increased our equity capital by U.S.$49.0 million in 1999 pro rata, based on their respective equity interests in us. Our owners also loaned us and, in one instance, our subsidiary Novavision, a total of U.S.$41.6 million in 1999. The owners lent us another U.S.$81.0 million in 2000, U.S.$132.8 million in 2001 and U.S.$29.5 million in 2002. On July 22, 2002, we entered into a credit agreement with our owners to memorialize the terms of some of the loans described above. This credit agreement also required us to execute promissory notes to evidence the loans we received from our owners from 2000 to 2002 as well as to evidence any new loans we may obtain from our owners. The loans bore a fixed interest rate of 9% per annum and were payable at maturity, including any applicable withholding taxes, and matured ten years from the date of disbursement. Effective as of September 9, 2003, our owners capitalized all loans made by them or any of their affiliates to us. The amount of the loans and accrued interest capitalized as of September 9, 2003 was approximately Ps. 4.3 billion. We currently do not have any loans from our equity owners outstanding.

      Senior Notes

      We have accessed the debt markets to raise the necessary capital to fund operations and capital expenditures and to refinance our debt. On April 1, 1997, we issued U.S.$375.0 million in principal amount of 12-7/8% senior notes due 2007. The notes bear interest, semi-annually, at a rate of 12-7/8% and mature on April 1, 2007. In September 2003, we issued U.S.$300.0 million of senior notes in a private offering at a price of 100%. The notes bear interest at a rate of 9.375% and mature on September 19, 2013. We received approximately U.S.$296.0 million in net proceeds from the sale of the 9.375% notes after deducting estimated discounts and offering expenses. We used all of these net proceeds, together with available cash, to redeem U.S.$287.0 million in principal amount of our outstanding 12-7/8% senior notes due 2007, and to pay Mexican withholding taxes, a redemption premium and accrued interest. This redemption was consummated on October 20, 2003.

      We continue to have a substantial amount of indebtedness outstanding. All of our debt is denominated in U.S. Dollars. At December 31, 2003, our consolidated debt, net of cash, was U.S.$344.0 million. In addition to our outstanding indebtedness due under the 9.375% senior notes and our 12-7/8% senior notes, as of December 31, 2003, we had approximately U.S.$238.4 million in satellite transponder obligations. See " -- Contractual Obligations and Commercial Commitments."

      The indentures governing our outstanding senior notes significantly restrict and, in some cases, prohibit our ability and the ability of our subsidiaries to:

         -  incur additional debt;

         -  create or incur liens;

         -  pay dividends or make other equity distributions;

         -  engage in or make some payments under inter-company arrangements;

         -  purchase or redeem shares or social parts;

         - create restrictions on the payment of dividends or other amounts by our subsidiaries;

         -  make investments;

         -  sell assets;

         -  issue or sell shares or social parts of some subsidiaries;

         -  engage in transactions with affiliates; and

         - effect a merger or consolidation, or sell all or substantially all of our assets.

      In addition, we are obligated to comply with various financial covenants that require our subsidiaries and us to meet and maintain specified financial performance measures and ratios. These covenants set targets related to, among other things, liquidity, coverage and leverage ratios. At December 31, 2003, we are in compliance with all covenants set forth in our senior note indentures.

      We expect to continue to meet our additional ordinary course financing requirements principally through cash flow from operations. In the event of significant expenditures or acquisitions, we could make use of other sources of liquidity such as capital contributions or loans from our equity owners, public or private offerings of equity and/or debt securities, and/or commercial bank loans if they come available. Although we do not expect to need additional financing from our equity owners in 2004, we cannot assure you that we will not require such additional funding in future years. We cannot assure you that additional financing will be available to us or, if available, that such financing can be obtained on terms acceptable to us. Our ability to obtain future financing is limited by the terms of the indentures governing our senior notes and may be further limited by the terms of any future financing arrangements. Failure to obtain future financing could delay or prevent our development and expansion plans, impair our ability to meet our debt service requirements (including our obligations with respect to our senior notes) or other obligations (such as transponder service commitments), and have a material adverse effect on our business. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- Our Significant Debt Levels Limit Our Ability to Fund Our Operations, Affect Our Profitability and Could Lead to Difficulties in Obtaining New Sources of Financing Required to Continue Operations."

              RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

      We do not have any significant internal research and development programs. We generally purchase any new technologies used to upgrade our services from our suppliers.

                         OFF-BALANCE SHEET ARRANGEMENTS

      As of December 31, 2003, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material.

               CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

      Innova's contractual obligations and commercial commitments consist primarily of credit facilities, as described above. The following table provides details regarding Innova's contractual and commercial obligations subsequent to December 31, 2003:

                             PAYMENTS DUE BY PERIOD
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                              LESS THAN      12-36       36-60    AFTER 60
                                                              ----------   ---------    --------  ---------
                                                    TOTAL      12 MONTHS    MONTHS       MONTHS    MONTHS
                                                  ----------  ----------   ---------    --------  ---------
                                                                              2005-       2007-     BEYOND
                                                                  2004         2006       2008       2008
LONG-TERM LOANS
    Senior Exchange Notes
        due 2007(1)............................   $   88,000          -            -    $ 88,000          -
    Senior Exchange Notes
        due 2013(2)............................   $  300,000          -            -           -  $ 300,000

CAPITAL (FINANCE) LEASE OBLIGATIONS
    Capital lease - satellite transponder(3)...   $  238,397  $  20,400    $  40,800    $ 40,800  $ 136,397

OTHER LONG-TERM OBLIGATIONS
    Advertising agreement with Televisa(4).....   $   11,135  $  11,135            -           -          -

    Advertising agreement with TV Azteca.......   $    4,200  $   4,200            -           -          -

    Software and License agreement
      with CSG Software, Inc. (New SMS)(6).....   $    4,955  $     594    $   1,083    $  1,021  $   2,257
    Soccer games exclusive rights
      from Televisa(7).........................   $    4,900  $   4,900            -           -          -
    Reality show Big Brother VIP3 from
      Televisa(7)..............................   $    2,400  $   2,400            -           -          -
    Soccer games exclusive rights from TV
      Azteca(5)................................   $    1,450  $   1,450            -           -          -
    Rights to rebroadcast TV
      Azteca channels..........................   $      300  $     300            -           -          -
    Other liabilities..........................            -          -            -           -          -

                                                  ----------  ---------    ---------    --------  ---------
TOTAL CONTRACTUAL OBLIGATIONS                     $  655,737  $  45,379    $  41,883    $129,821  $ 438,654
                                                  ----------  ---------    ---------    --------  ---------

(1) In April 1997, Innova issued U.S. Dollar-denominated senior unsecured fixed rate notes in an aggregate principal amount of U.S.$375 million, with semi-annual interest payable at a rate of 12-7/8% per annum. On October 20, 2003, we used the net proceeds of the offering of the new senior notes due 2013 to redeem U.S.$287.0 million in principal amount of our 12-7/8% senior notes due 2007. See "Item 5 -- Operating and Financial Review and Prospects -- Liquidity and Capital Resources."

(2) In September 2003, Innova issued U.S. Dollar-denominated senior unsecured fixed rate notes in an aggregate principal amount of U.S.$300.0 million, with semi-annual interest payable at a rate of 9.375% per annum.

(3) In February 1999, Innova entered into a U.S. Dollar-denominated agreement with PanAmSat for the use of 12 transponders on the PAS-9 satellite. The term of the agreement is for the expected economic useful life of the satellite, which was approximately 15 years at launch. Accordingly, under generally accepted accounting principles, the agreement is accounted for as a capital lease, and we recognized on our balance sheet a satellite transponder asset and a corresponding liability equal to the net present value of the monthly payments of U.S.$1.7 million over the 15 year term of the agreement. See "Item 5 -- Operating and Financial Review and Prospects -- Operating Results -- Expenses -- Cost of Sales."

(4) See "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions -- Ongoing Service Arrangements with Other Related Parties -- Advertising." Our contractual obligations under this contract are due in Pesos. For the purposes of this table, we converted our obligations into U.S. Dollars at the following exchange rate: Ps. 11.225 per U.S. $1.00.

(5) Our contractual obligations under this contract are due in Pesos. For the purposes of this table, we converted our obligations into U.S. Dollars at the following exchange rate: Ps. 11.225 per U.S. $1.00.

(6) Includes license fees and technical support services. See "Item 10 -- Additional Information -- Material Contracts -- New Subscriber Management System Contract."

(7) See "Item 7 -- Major Shareholders and Related Party Transactions -- Related Party Transactions -- Programming Arrangements with Related Parties." Our contractual obligations under this contract are due both in Pesos and U.S. dollars. For the purposes of this table, we converted our Peso obligations into U.S. Dollars at the following exchange rate: Ps.
      11.225 per U.S. $1.00.

                    AMOUNT OF COMMITMENTS EXPIRING BY PERIOD
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                LESS THAN     12-36         36-60    AFTER 60
                                                                ---------    ----------  ---------  ----------
                                                      TOTAL     12 MONTHS     MONTHS       MONTHS     MONTHS
                                                     --------   ---------    ----------  ---------  ----------
                                                                   2004      2005-2006   2007-2008  SUBSEQUENT
                                                                                                      TO 2008

Systems agreement with NDS(1)....................    $ 11,600   $ 11,600          -           -          -
Uplink and downlink services with DTH TechCo.....    $  8,000   $  8,000
Uplink and downlink services with Televisa.......    $  4,000   $  4,000
Consulting services agreement with CSG(2)........    $    453   $    453          -           -          -
                                                     --------   --------     ------      ------     ------
                                                     $ 24,053   $ 24,053          -           -          -
                                                     --------   --------     ------      ------     ------

-------------------

(1) See "Item 7 -- Major Shareholders and Related Party Transactions -- Related Party Transactions -- Ongoing Service Arrangements with Other Related Parties -- Systems Agreement Between Innova and NDS."

(2) See "Item 10 -- Additional Information -- Material Contracts -- New Subscriber Management System Contract."

PREPARATION OF FINANCIAL STATEMENTS

      Our financial statements have been prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP and generally accepted accounting principles adopted in other countries. Note 20 to our financial statements describes the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and reconciles net loss and total equity owners' deficit to U.S. GAAP.

CRITICAL ACCOUNTING POLICIES

      We have identified some key accounting policies and estimates on which our consolidated financial condition and results of operations are dependent. The application of these key accounting policies often involves complex considerations and assumptions and the making of subjective judgments or decisions on the part of our management. In our management's opinion, our most critical accounting policies under both Mexican GAAP and U.S. GAAP are those related to the allowance for doubtful accounts receivable, the carrying value and valuation of long-lived assets, the recognition of some reserves and accruals under Mexican GAAP, and deferred income taxes. For a description of our principal accounting policies, see Notes 2, 3 and 20 to our consolidated financial statements.

      Allowance for Doubtful Accounts Receivable

      We create reserves for all accounts receivable longer than 90 days and write off against the reserve all receivables greater than 120 days. This accounting is based on our experience and internal trend analysis. After 90 days of delinquency, we usually recover less than 2% of the accounts receivable. During the period from 90 days to 120 days we carry out a retention campaign as a final effort to keep subscribers active; after 120 days, we proceed to cancel the delinquent subscriber and recover the equipment. We assign any delinquent subscribers to collection agencies and may start legal proceedings against the delinquent subscriber. To aid our collection efforts, all subscribers execute a promissory note when they execute the subscription agreement.

      A significant difference between the reserve amount that we establish based on our estimates for doubtful accounts and actual amounts of unpaid receivables could have a material adverse effect on our future operating results.

      Carrying Value and Valuation of Long-Lived Assets

      Our balance sheet lists various long-lived assets including our satellite transponder asset. We evaluate each long-lived asset for impairment when events and circumstances indicate that the asset's carrying value may not be recoverable. We recognize impairment losses when we believe that the carrying value exceeds the anticipated estimated future net cash flows generated by the asset. Different assumptions regarding such cash flows, including subscriber growth and various macro-economic factors, could materially affect our analysis of recoverability. Further, as discussed in "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- Our Significant Debt Levels Limit Our Ability to Fund Our Operations, Affect Our Profitability and Could Lead to Difficulties in Obtaining New Sources of Financing Required to Continue Operations" and elsewhere, in past years we have not generated positive cash flows from operations and therefore needed funding from our equity owners. In the future, if we require and do not receive this funding, or if our assumptions regarding future positive cash flows are not correct, we may need to recognize significant impairment losses and accelerated depreciation of the carrying value of these assets.

      During the year ended December 31, 2002 we recorded an impairment loss on transmission equipment and other equipment not in use equal to Ps. 32.0 million (which was included in the "Transponder services - Solidaridad 2 and reorientation cost" line item). We did not record any impairment charge for the fiscal years ended December 31, 2003 and 2001.

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

         -  the Mexican inflation rate;

         -  the U.S. inflation rate; and

         -  the percentage change in Mexican GDP compared to the prior period.

                                                                         YEAR ENDED DECEMBER 31,
                                                             --------------------------------------------
                                                             1999    2000       2001      2002      2003
                                                             -----   -------    -----     ------    -----
(Appreciation) devaluation of the Mexican Peso as compared
      to the U.S. Dollar(1)................................   (3.9)%   1.2%      (4.6)%     13.9%     7.3%
Mexican inflation rate(2)..................................   12.3     9.0        4.4        5.7      4.0
U.S. inflation rate(3).....................................    2.7     3.4        1.6        2.5      1.8
Increase (decrease) in Mexican GDP(4)......................    3.7     6.9       (0.1)       0.7      1.3

(1)   Based on changes in the Interbank Rates reported by Banamex as follows:
      Ps. 9.50 as of December 31, 1999; Ps. 9.62 per U.S. Dollar as of December 31, 2000; Ps. 9.18 per U.S. Dollar as of December 31, 2001; Ps. 10.46 per U.S. Dollar as of December 31, 2002; and Ps. 11.22 per U.S. Dollar as of December 31, 2003.

(2) Based on changes in the Mexican National Consumer Price Index from the previous period, as reported by the Mexican Central Bank, as follows:
      85.581 in 1999; 93.248 in 2000; 97.354 in 2001; 102.904 in 2002; and
      106.996 in 2003.

(3)   As reported by the Federal Reserve Bank of New York.

(4) As reported by the Instituto Nacional de Estadistica, Geografia e Informatica, or INEGI.

      Mexican GAAP requires that our financial statements recognize the effects of inflation. Financial data for all periods presented in our financial statements and this annual report have been restated in constant Pesos in purchasing power as of December 31, 2003 in accordance with the third amendment to Bulletin B-10 of the Mexican Public Accountants Institute. Accordingly, the comparative increases set forth below are adjusted for the general effects of inflation to permit period-to-period comparisons. See Note 3 to our financial statements.

      In 2001, the rate of inflation in Mexico was 4.4% and the Peso appreciated 4.6% against the U.S. Dollar in nominal terms, reflecting favorable economic conditions during most of the year. In 2002 and 2003, the rate of inflation in Mexico was 5.7% and 4.0%, respectively, and the Peso depreciated against the U.S. Dollar in nominal terms by 13.9% and 7.3%, respectively. The rate of inflation in Mexico has declined substantially during the last few years as compared to historical rates. Further, at approximately 4.3% per annum (as measured from May 2003 to May 2004), Mexico's current level of inflation remains higher than the annual inflation rates of its main trading partners. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Mexico -- Mexico Has Experienced Adverse Economic Conditions."

      Inflation has led to high interest rates, devaluations of the Peso, and during the 1980s, substantial government control over exchange rates and prices. If Mexico were to experience high levels of inflation, our revenues and financial condition could be impacted by the resultant decreases in effective purchasing power among current and potential subscribers and the prospect of a currency devaluation that could make it more difficult for us to repay our U.S. Dollar-denominated debt and obligations as discussed below. Economic growth slowed precipitously in 2001 due in part to the recession in the United States, which continued during 2002. Although the Mexican GDP expanded by 1.3% in 2003 as compared to 2002, this level of economic growth is relatively anemic when compared to our major trading partners.

      Under Mexican GAAP, through December 31, 2003, U.S. Dollar-denominated sales, costs and expenses are translated into Pesos at the exchange rate in effect when the operations are recognized and are subsequently restated in constant Pesos using the Mexican national consumer price index. If the devaluation of the Mexican Peso against the U.S. Dollar is greater than inflation in Mexico during a period, U.S. Dollar-denominated sales, costs and expenses increase in relative terms when compared to prior periods. Conversely, if inflation exceeds the devaluation rate during a period, U.S. Dollar-denominated sales, costs and expenses decrease in relative terms when compared to prior periods. In 2001, we had favorable effects due to Peso appreciation and low inflation as compared to previous years. In 2002 and 2003, the translation effect and devaluation increased our cost of sales in comparison to previous years.

      Any devaluation of the Peso will likely affect our liquidity and results of operations because substantially all of our indebtedness, operating costs and expenses are U.S. Dollar-denominated, while our revenues are primarily Peso denominated. Any decrease in the value of the Peso against the U.S. Dollar could also cause us to incur foreign exchange losses, which would reduce our net income.

      Adverse economic conditions in Mexico, as well as social instability or other adverse social, political or economic developments in or affecting Mexico, would generally have an adverse effect on the Mexican economy and consumer purchasing power, thereby potentially decreasing our revenues while increasing our nominal

Peso-denominated costs and expenses. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Mexico -- Mexico Has Experienced Adverse Economic Conditions."

U.S. DOLLAR-DENOMINATED OBLIGATIONS, COSTS AND EXPENSES

      Any devaluation of the Peso will likely adversely affect our liquidity and results of operations by increasing the Peso equivalent of U.S.
Dollar-denominated operating costs and expenses.

      We have incurred and expect to continue to incur more than 50% of our obligations payable in U.S. Dollars, while our revenues will be generated primarily in Mexican Pesos. Therefore, we are subject to currency exchange rate risk. In addition to our obligations due under our senior notes, our U.S. Dollar-denominated obligations will also continue to include satellite signal reception and retransmission fees, programming commitments and equipment costs. We did not have any U.S. Dollar-denominated revenues from 1998 through 2003 other than interest income on some restricted investments, while our U.S. Dollar-denominated operating costs and expenses were significant and are expected to continue to exceed U.S. Dollar-denominated revenues, if any. During 2001, 2002 and 2003, approximately 42.5%, 48.5% and 36.0% of our total operating expenses, not considering interest expense of Ps. 939.8 million, Ps. 1,022.2 million and Ps. 938.9 million, respectively, were U.S. Dollar-denominated.

      In 2001, 2002 and 2003, we did not engage in any hedging or other transactions to manage the risks associated with foreign currency or interest rate fluctuations. On February 13th, 2004, we entered into two separate derivative transactions denominated "coupon swap" agreements to hedge a portion of our U.S. Dollar foreign exchange exposure resulting from the issuance of our U.S.$300.0 million 9.375% senior notes that mature in 2013. Under the transactions, we receive semiannual payments calculated based on an aggregate notional amount of U.S.$300.0 million at an annual rate of 9.375%, and we make monthly payments calculated based on an aggregate notional amount of Ps. 3,282.225 million at an annual rate of 10.25%. The transactions, both of which terminate in September 2008, will reduce our foreign exchange exposure on 10 interest coupon payments on the senior notes we issued in September 2003.

      Nevertheless, shifts in currency exchange rates could decrease the value of our revenues relative to our costs, resulting in a material adverse effect on our financial position. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Mexico -- Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit the Ability of Our Company and Others to Convert Pesos into U.S. Dollars or Other Currencies, Which Could Adversely Affect Our Business, Financial Condition or Results of Operations."

NEW ACCOUNTING PRONOUNCEMENTS

      In January 2002, the MIPA issued Statement C-8, "Intangible Assets," effective as of January 1, 2003. This statement establishes criteria for the recognition of intangible assets, as well as their accounting treatment through particular valuation, disclosure and presentation regulations. Also in January 2002, the MIPA issued Statement C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments," effective as of January 1, 2003. This statement establishes the particular valuation, disclosure and presentation regulations of liabilities and provisions, as well as those for commitments and contingent assets and liabilities. The adoption of Statements C-8 and C-9 did not have any impact on our results of operation and financial position.

      On January 1, 2004 the provisions of Statement C-15, "Impairment of Long-Lived Assets and Their Disposal," issued by the MIPA, became effective. This Statement contains general standards covering the identification and recording of losses due to impairment or reduction in value of long-lived assets, tangible or intangible, including goodwill. In addition, it also prescribes guidelines for valuation of long-lived assets.

      In 2003, the MIPA issued new Statement C-12, "Financial Instruments Qualifying as Liabilities, Capital or Both," or Statement C-12, which highlights the differences between liabilities and stockholders' equity from the viewpoint of the issuer, as a basis for identifying, classifying and recording the liability and capital components of combined financial instruments in their initial recognition. The new Statement C-12 establishes the methodology for separating liabilities and stockholder's equity from the price received from the placement of combined financial instruments. That methodology is based on the residual nature of stockholders' equity and avoids the use of fair values affecting stockholders' equity in initial transactions. Additionally, it establishes that beginning on January 1, 2004, the initial costs resulting from the issuance of the combined instruments are assigned to liabilities and stockholders' equity in the same proportion as the amounts of the components recognized as liabilities and stockholders' equity; that the losses and incomes related to financial instrument components classified as liabilities are recorded in overall financing; and the yield distributions to owners of financial instrument components classified as stockholders' equity are charged directly to a capital account other than the income account for the year. Although this Statement C-12 became effective on January 1, 2004, it is not required when restating information for prior periods or when recognizing an initial accrued effect on the income for the year it is adopted, in accordance with the provisions established in the transitory paragraph of the Statement C-12.

      We are currently evaluating the impact of these Bulletins on our results of operation and financial position. However, we do not believe that the adoption of these Bulletins will have a material impact on our results of operation and financial position.

RECENTLY ISSUED U.S. GAAP PRONOUNCEMENTS

      In January 2003, the Financial Accounting Standards Board or FASB, issued Interpretation No. 46, or FIN 46, "Consolidation of Variable Interest Entities." FIN 46 requires the primary beneficiary of a variable interest entity to consolidate that entity. A Variable Interest Entity, or VIE, is created when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. In December 2003, the FASB issued a revision to FIN 46, "FIN 46-R," which clarifies some of the provisions of FIN 46. We were required to adopt the provisions of FIN 46-R effective February 1, 2003 as they related to VIEs created on or after that date. The partial adoption of FIN 46-R did not have, and we do not expect the full adoption of FIN 46-R to have, a material impact on our operating results or financial condition.

      In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities," or SAFS 149. This statement amends and clarifies the accounting for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designed after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," or SFAS 150. This statement affects how an entity measures and reports financial instruments that have characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the consolidated financial statements.

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

      The following table sets forth the names of our current directors and their alternates as of February 19, 2004, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors or alternate directors.

                                                                                                                        FIRST
   NAME AND DATE OF BIRTH                  PRINCIPAL OCCUPATION                    BUSINESS EXPERIENCE                 ELECTED
-------------------------------      --------------------------------------  ------------------------------------      --------
DIRECTORS APPOINTED BY TELEVISA:

Emilio Azcarraga Jean                Chairman of the Board, President and    Member of the Boards of Telefonos de       1996
   (02/21/68)                        Chief Executive Officer and President   Mexico, S.A. de C.V. and Banco
                                     of the Executive Committee of Televisa  Nacional de Mexico, S.A. and Vice
                                                                             Chairman of the Board of Univision

Alfonso de Angoitia Noriega          Executive Vice President and Member     Alternate Member of the Board of           1998
   (01/17/62)                        of the Executive Committee of Televisa  Univision and Partner, Mijares,
                                                                             Angoitia, Cortes y Fuentes, S.C.
                                                                             (1994 - 1999)

Jose Antonio Baston Patino           Corporate Vice President of             Former Vice President of Operations        2000
   (04/13/68)                        Television and Member of the            of Televisa, former General Director
                                     Executive Committee of Televisa         of Programming of Televisa and
                                                                             former Member of the Board of
                                                                             Univision

Salvi Folch Viadero                  Chief Financial Officer of Televisa     Former Vice President of Financial         2002
   (08/16/67)                                                                Planning of Televisa, former Chief
                                                                             Executive Officer of Comercio Mas,
                                                                             S.A. de C.V., Member of the Boards
                                                                             of Mexder, Mercado Mexicano de
                                                                             Derivados S.A., Proveedor Integral
                                                                             de Precios, Miami Holdings, S.A. de
                                                                             C.V., and FS Unit 3007 Inc. and
                                                                             Alternate Director of Televisa

                                                                                                                        FIRST
   NAME AND DATE OF BIRTH                  PRINCIPAL OCCUPATION                    BUSINESS EXPERIENCE                 ELECTED
-------------------------------      --------------------------------------  ------------------------------------      --------

Jose Antonio Lara del Olmo           Vice President -- Tax of Televisa       Former Tax Director of Televisa,           2002
   (09/02/70)                                                                Member or Alternate Member of the
                                                                             Board of various Innova subsidiaries
                                                                             and/or related entities and various
                                                                             Televisa subsidiaries, affiliates,
                                                                             and/or related entities

Juan Sebastian Mijares Ortega        Secretary of the Board, Secretary of    Partner, Mijares, Angoitia, Cortes y       2000
   (10/04/59)                        the Executive Committee and Vice        Fuentes, S.C. (1994  - 2000), Member
                                     President -- Legal and General          and Secretary of the Board of Bank
                                     Counsel of Televisa                     of Tokyo-Mitsubishi Bank-Mexico and
                                                                             Member of the Boards of Afore
                                                                             Banamex, S.A. de C.V., Union de
                                                                             Telecomunicaciones de Iberoamerica,
                                                                             A.C., Organizacion de
                                                                             Telecomunicaciones de Iberoamerica
                                                                             (O.T.I.) A.C., Member or Alternate
                                                                             Member of the Boards of Innova,
                                                                             Televisa, and various subsidiaries,
                                                                             affiliates, and/or related entities
DIRECTORS APPOINTED BY NEWS CORPORATION:

David Haslingden                     Chief Executive Officer, National       Member of the Boards of WildAir and        2004
   (08/21/61)                        Geographic Channels International;      National Geographic Channels Europe
                                     Chief Operating Officer, Fox
                                     International Channels

John Nallen                          Executive Vice President-Finance and    Former Partner, Arthur Andersen            2004
   (05/13/57)                        Deputy Chief Financial Officer of
                                     News Corporation

Lawrence Jacobs                      Executive Vice President and Deputy     Director of Sky Brasil Servicos Ltd.       2001
   (05/04/55)                        General Counsel of News Corporation

                                                                                                                        FIRST
   NAME AND DATE OF BIRTH                  PRINCIPAL OCCUPATION                    BUSINESS EXPERIENCE                 ELECTED
-------------------------------      --------------------------------------  ------------------------------------      --------

Emilio Carrillo Gamboa               Senior Partner at Bufete Carrillo       Chairman of the Board of Cementos          1997
   (10/16/37)                        Gamboa, S.C.                            Holcim-Apasco S.A. de C.V., Member
                                                                             of the Boards of Grupo Modelo, S.A.
                                                                             de C.V., Kimberly-Clark de Mexico,
                                                                             S.A. de C.V., SANLUIS Corporacion,
                                                                             S.A. de C.V., Grupo ICA, S.A. de
                                                                             C.V., Grupo Mexico, S.A. de C.V.,
                                                                             Gasoductos de Chihuahua, S. de R.L.
                                                                             de C.V., Southern Peru Copper
                                                                             Corporation, The Mexico Fund, Inc.,
                                                                             and Bank of Tokyo Mitsubishi
                                                                             (Mexico) S.A., Member of the Boards
                                                                             of Innova Holdings, S. de R.L. de
                                                                             C.V., and Innova's subsidiaries
ALTERNATE DIRECTORS APPOINTED BY TELEVISA:

Alexandre Moreira Penna da Silva     Chief Executive Officer of Innova       Former Vice President of Corporate         2004
   (12/25/54)                                                                Finance of Televisa, former Managing
                                                                             Director of JPMorgan Chase, Member
                                                                             or Alternate Member of the Boards of
                                                                             various Televisa and Innova
                                                                             subsidiaries, affiliates, and/or
                                                                             related entities

Rafael Villasante Guzman             Director of Business Development of     Former Vice President of JP Morgan         2004
   (06/09/62)                        Televisa                                Chase, Member of the Boards of
                                                                             various Televisa subsidiaries,
                                                                             affiliates, and/or related entities

Jaime Esteban Pous Fernandez         Legal Director of Televisa affiliates   Member or Alternate Member of the          2004
   (05/19/69)                                                                Boards of Innova Holdings, S. de
                                                                             R.L. de C.V., Innova subsidiaries,
                                                                             and various Televisa subsidiaries,
                                                                             affiliates, and/or related entities

Jorge Lutteroth Echegoyen            Controller and Vice President of        Former Senior Partner of Coopers &         2000
   (01/24/53)                        Televisa                                Lybrand Despacho Roberto Casas
                                                                             Alatriste, S.C.

                                                                                                                        FIRST
   NAME AND DATE OF BIRTH                  PRINCIPAL OCCUPATION                    BUSINESS EXPERIENCE                 ELECTED
-------------------------------      --------------------------------------  ------------------------------------      --------

Carlos Ferreiro Rivas                Chief Financial Officer of Innova       Former Director of Corporate Finance       2002
   (11/19/68)                                                                of Televisa, former Director of
                                                                             Credit Risk at Banco Santander
                                                                             Mexicano, former Manager in
                                                                             Corporate Banking of Grupo
                                                                             Financiero Inverlat, Alternate
                                                                             Member of the Boards of Innova's
                                                                             subsidiaries, Member of the Board of
                                                                             Mas Fondos, S.A. de C.V.

Maria Azucena Dominguez              Legal Corporate Director of Televisa    Member of the Board of Abastos de          2000
Cobian                                                                       Oaxaca, S.A. de C.V., Partner in
   (07/30/57)                                                                Cobian Alumino, S.A. de C.V., Member
                                                                             or Alternate Member of the Boards of
                                                                             Televisa, Innova, and various
                                                                             subsidiaries, affiliates and/or
                                                                             related entities.
ALTERNATE DIRECTORS APPOINTED BY NEWS CORPORATION:

Paul Haggerty                        Executive Vice President - Finance of   Former acting Chief Financial              2000
   (11/03/59)                        News Corporation                        Officer of Gemstar-TV Guide
                                                                             International.

Paula Wardynski                      Vice President-Treasurer of News        Member of the Board of 55                  1998
   (3/23/58)                         America Incorporated                    Corporation.

      The following directors served during the fiscal year ended 2003, but no longer serve as such: Alexandre Moreira Penna da Silva, Pablo Abel Vazquez Oria, Romulo Pontual, Paul Haggerty, Bruce Churchill and Jacopo Bracco. The following alternate directors served during the fiscal year ended 2003, but no longer serve as such: Rafael Carabias Principe, Jose Antonio Lara del Olmo, Salvi Folch Viadero, Joaquin Balcarcel Santa Cruz, Michael Dooden, and Emilio Carrillo Gamboa.

SENIOR MANAGEMENT

      Under our bylaws, our Chief Executive Officer and Chief Financial Officer are appointed by Televisa, subject to the approval of News Corporation, and may be removed by mutual agreement of Televisa and News Corporation without cause or by either of them with reasonable cause. The Chief Executive Officer has broad responsibility for the day-to-day operations of Innova. The Chief Financial Officer or the Executive Director of Finance and Administration oversees all budgetary, financial and cash management issues.

      On February 20, 2004, we announced the appointment of Mr. Alexandre Moreira Penna as our Chief Executive Officer, effective March 1st, 2004, who replaced outgoing Chief Executive Officer Mr. Pablo Vazquez Oria.

      The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience and the year in which they were appointed to their current positions:

Alexandre Moreira Penna da Silva     Chief Executive Officer      Former Vice President of               2004
   (12/25/54)                                                     Corporate Finance of Televisa;
                                                                  former Managing Director of
                                                                  JPMorgan Chase, Member or
                                                                  Alternate Member of the Boards
                                                                  of various Televisa and Innova
                                                                  subsidiaries, affiliates, and/or
                                                                  related entities

Carlos Ferreiro Rivas                Chief Financial Officer      Former Director of Corporate           2002
   (11/19/68)                                                     Finance of Televisa, former
                                                                  Director of Credit Risk at Banco
                                                                  Santander Mexicano, former
                                                                  Manager in Corporate Banking of
                                                                  Grupo Financiero Inverlat,
                                                                  Alternate Director of Innova's
                                                                  subsidiaries, Member of the
                                                                  Board of Mas Fondos, S.A. de C.V.

Luis Jorge Todd Alvarez              Commercial Vice President    Former Vice President of Sales         1996
   (07/18/56)                                                     and Distribution of Innova,
                                                                  former Commercial Director of
                                                                  Multivision

                                  COMPENSATION

      For the year ended December 31, 2003, we paid Ps. 11.9 million in aggregate compensation to our executive officers for their services in all capacities. We did not pay any compensation to our directors and alternate directors of the Board in 2003. We did not issue any options to purchase equity interests in us or provide any pension, retirement or similar benefits to our directors, alternate directors and executive officers in 2003.

                                 BOARD PRACTICES

      Our directors and alternate directors do not serve on the Board for limited terms. They generally serve until replaced. Our directors and alternate directors are not entitled to receive any benefits from Innova or its subsidiaries upon their termination.

EXECUTIVE COMMITTEE

      The Board has delegated some responsibilities to an Executive Committee that consists of Messrs. Azcarraga Jean, de Angoitia N., Folch V., Moreira P., Haslingden, Nallen and Jacobs. The alternate members of the committee are Messrs. Mijares O., Villasante G., Ferreiro R., Lara del O., Haggerty, Carrillo
G. and Ms. Wardynski. The Executive Committee generally acts on matters in the absence of the Board of Directors. As a company with no securities listed on a national securities exchange or inter-dealer quotation system, we are not required to establish either an audit committee or a compensation committee. Our equity holders must approve our annual audited financial statements. Matters regarding the retention of auditors are considered, reviewed and approved by the entire Board of Directors. Matters regarding executive compensation are considered, reviewed and approved by the entire Board of Directors.

                                    EMPLOYEES

      As of December 31, 2003, we employed 1,876 people in Mexico, including full-time and part-time employees, with approximately 45 in transmission and technology related functions, approximately 487 in marketing and sales, approximately 1,045 in client services and subscriber handling and approximately 299 in management, finance, personnel and administration. This represents an overall increase of 42 employees as compared to the end of December 2002. In 2003, we increased our headcount primarily due to the growth of our business and to improve efficiency in our platform.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

      The following table sets forth information with respect to the current beneficial ownership of our equity interests:

                                                   AMOUNT AND NATURE         PERCENTAGE
NAME OF BENEFICIAL OWNER                             OF OWNERSHIP             OWNERSHIP
------------------------                        -----------------------      -----------
Innova Holdings, S. de R.L. de C.V............  Series C Social Part              76.8%
SKY DTH, S. de R.L. de C.V....................  Series A-1 Social Part            13.9%
News DTH (Mexico) Investment Ltd..............  Series B-1 Social Part             7.0%
Liberty Mexico DTH, Inc. .....................  Series B-2 Social Part             2.3%

      SKY DTH is an indirect, wholly owned subsidiary of Televisa. News DTH is an indirect, wholly owned subsidiary of News Corporation. Liberty Mexico is an indirect, wholly owned subsidiary of Liberty Media. Innova Holdings is a company indirectly owned 60% by Televisa, 30% by News Corporation and 10% by Liberty Media. Accordingly, Innova's total capital is indirectly owned 60% by Televisa, 30% by News Corporation and 10% by Liberty Media.

      The relations between our equity owners are governed by our bylaws and a Social Part Holders Agreement. Our amended bylaws, notarized on December 22, 1998, provided for the conversion of Innova into a limited liability company with variable capital and to reflect the sale of a ten percent interest represented by the Series B-2 Social Parts to Liberty Mexico. More recently, on September 4, 2003, we amended our bylaws to create and authorize the new Series C limited voting Social Part issued to Innova Holdings.

      Each ordinary Series A and B Social Part is entitled to one vote for each Ps. 100 of capital that its social part represents. Each Series C Social Part is also entitled to one vote for each Ps. 100 of capital that its social part represents; however, each Series C Social Part may only be voted at a meeting of members with respect to the following extraordinary matters: (i) extension of the term of our company; (ii) our early dissolution; (iii) change of our corporate purpose; (iv) change of our nationality; (v) transformation of our corporate form; or (vi) our merger with another entity.

SECURITIES HELD IN HOST COUNTRY

      All of our senior notes are held of record in the United States by one record holder, The Depository Trust Company, or DTC, which holds the notes for their beneficial owners in accounts maintained within DTC.

CONTROL

      Televisa, through its subsidiaries, owns approximately 60% of Innova's total voting power, subject to the provisions of the bylaws and the Social Part Holders Agreement (discussed below). Our owners may only take significant actions with the affirmative vote of both Televisa and News Corporation under the bylaws and Social Part Holders Agreements. For a description, see "Item 10 -- Additional Information -- Bylaws." Under our Social Part Holders Agreement, Televisa and News Corporation have agreed not to engage in the DTH business in Mexico except through us. Televisa also owns interests in businesses that compete with us for customers in the Mexican pay television market. Specifically, Televisa controls and owns a majority interest in Cablevision, the operator of Mexico's third largest cable television system. See "Item 4 -- Information on the Company -- Business Overview -- Competition -- Cable Television and MMDS."

                           RELATED PARTY TRANSACTIONS

      We have engaged in, and expect to continue to engage in, a significant number and variety of related party transactions, including, but not limited to, the transactions summarized in Note 9 of our financial statements. Note 9 to the financial statements provides other information required to be made publicly available in Mexico with regard to the interest of management in some transactions. Several other related party transactions not required to be listed here are included as Exhibits to this document. Although we believe that transactions with our affiliates are generally conducted on an arms' length basis and at market prices, conflicts of interest are inherent in such transactions. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- Our Equity Holders Have, or May Acquire, Interests in Businesses Which Compete with Us for Customers and Business Opportunities"; and " -- We Have Significant Transactions With Our Owners, Who Are Involved in Related Businesses, Which Creates the Potential for Conflicts of Interest."

LOANS AND CAPITAL CONTRIBUTIONS FROM OUR OWNERS

      During the period from 1996 to 1999, we received capital contributions from our owners in proportion to their respective equity interests in Innova in an aggregate amount equal to U.S.$149.0 million. This amount included forgiveness of debt amounting to Ps. 440.9 million.

      Additionally, from December 1998 through March 2002, our equity owners contributed a total of U.S.$390.9 million in loans and accrued interest to us and our subsidiaries. The loans were made by our owners in proportion to each of their respective equity interests in Innova and bore a fixed interest rate of 9% per annum payable at maturity, including any applicable withholding taxes, and matured between 2008 and 2012. In June 2002, we entered into a credit agreement with our owners to memorialize the terms of some of these loans. This credit agreement also required us to execute promissory notes to evidence the loans we received from our owners between 2000 to 2002, as well as to evidence any new loans we obtained from our owners.

      Our owners did not loan us any money from March 2002 through September 9, 2003, on which date our owners capitalized all loans made by them or any of their affiliates to us. The amount of the loans and accrued interest capitalized as of September 9, 2003 was approximately Ps. 4.3 billion. The capitalization did not affect the percentage ownership interests of our owners. See "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources." We, and our subsidiaries, do not currently have any outstanding loans from our equity owners. However, we can not assure you that we will not require such funding in the future.

      In May 2004, we and our equity owners entered into the following transactions, which had the net effect of increasing our net worth by $15 million but did not affect the relative ownership interests of our equity owners:

         - News Corporation contributed to us an account receivable of U.S.$15 million owed to them by Sky DTH;

         - Televisa assigned to Sky DTH an account receivable of U.S.$15 million owed to it by Innova; and

         - Innova, Innova Holdings, News, Liberty Media and Sky DTH agreed that the obligation owed by Innova to Sky DTH and the obligation owed by Sky DTH to Innova would be set off against each other and cancelled.

      In connection with this transaction, our equity owners also increased our capital by a de minimis amount; Televisa continues to indirectly own 60%, News Corporation continues to indirectly own 30% and Liberty Media continues to indirectly own 10% of Innova.

PROGRAMMING ARRANGEMENTS WITH RELATED PARTIES

      We obtain, and anticipate that we will continue to obtain, significant programming on an exclusive DTH basis from Televisa and News Corporation under our Social Part Holders Agreement. We compete, in part, based on this exclusive programming. In 2003, 2002 and 2001, we paid Ps. 204.8 million, Ps. 186.1 million and Ps. 149.2 million, respectively, to News Corporation and Televisa affiliates for the exclusive broadcast of their programming. We also have the option to engage the services of Sky Entertainment Programming Latin America, a News Corporation affiliate, to acquire programming products and services on a region-wide basis in Latin America under an Agency Agreement dated July 3, 1997. For a description of the risks associated with our programming arrangements, see "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- Our Ability To Attract Subscribers Depends on the Availability of Desirable Programming from Third Party Programmers" and "Item 4 -- Information on the Company -- Business Overview -- Programming and Services."

      In addition, we had the exclusive rights to rebroadcast and distribute Mexican Soccer League programming from the 2001-2003 seasons and Mexican Boxing programming from the 2001-2002 seasons under a separate agreement with Televisa. Specifically, we purchased the: (i) exclusive transmission rights with respect to all TV media and local black-out rights with respect to 20% of the professional Mexican Soccer League programming during the summer and winter seasons of 2001 and 2002; (ii) exclusive transmission rights with respect to all TV media and local black-out rights with respect to 10% of the professional Mexican Soccer League programming during the summer season of 2003; (iii) exclusive local black-out rights, limited to the relevant territory (Monterrey, Puebla or Guadalajara), with respect to all TV media for all soccer matches where any of the Monterrey, Puebla or Atlas teams play; and (iv) exclusive transmission rights with respect to all TV media to all of Televisa's Mexican Boxing programming during the calendar years 2001 and 2002. We paid Televisa a total of U.S.$15 million over three years for the license to these events: U.S.$6 million for all programming which was licensed during 2001; U.S.$6 million for all programming which was licensed during 2002; and U.S.$3 million for all programming licensed through the end of the soccer summer season for the year 2003, subject to the set-off discussed above. See " -- Loans and Capital Contributions from Our Owners."

      We recently entered in to a license agreement with Televisa to acquire the exclusive rights to rebroadcast and distribute Mexican Soccer League programming from the 2003 Opening Soccer Tournament and 2004 Closing Soccer Tournament seasons; these include the exclusive transmission rights with respect to all TV media of 20 soccer matches during each season.

      In a second license agreement with Televisa, we acquired the exclusive live broadcast and local black-out rights, limited to the relevant territory (Monterrey, Guadalajara, Puebla, San Luis Potosi and Aguascalientes), with respect to all TV media for all soccer matches where any of the Monterrey, Tigres, Chivas, Atlas, Puebla, San Luis or Necaxa teams play. We paid and will pay Televisa a total of approximately U.S.$ 9.5 million for this license for the term of July 2003 to June 2004.

      During 2002 we entered in two separate agreements with Televisa to obtain the exclusive pay-TV transmission rights of the reality shows Big Brother, Big Brother VIP and Operacion Triunfo and to help fund the production of Big Brother VIP and Operacion Triunfo. We paid Televisa a total of U.S.$6.0 million for the license to these events. During 2003, we acquired the exclusive pay-TV transmission rights for the reality shows Big Brother 2 and Big Brother VIP 2 with Televisa for a total amount of Ps. 29.1 million. In 2004, we entered in a new agreement with Televisa again to obtain the exclusive pay-TV transmission rights for the first and second parts of the reality show Big Brother VIP3, for a an aggregate of Ps. 26.9 million. We broadcast these reality shows through our interactive channels 24 hours per day.

COMPETITIVE ACTIVITIES

Under our Social Part Holders Agreement, subject to exceptions, Televisa and News Corporation have agreed not to directly or indirectly own, manage, operate, control or finance a business or enterprise that operates a competing DTH service in Mexico. For a description of the potential effects of News Corporation's acquisition of an interest in DIRECTV, our DTH competitor, see "Item 3 -- Risk Factors -- Risk Factors Related to Our Business -- One of Our Owners, News Corporation, Has Acquired An Indirect Interest In DIRECTV Mexico, Our DTH Competitor, and In PanAmSat, Our Sole Satellite Provider, and We Cannot Predict the Effect This Will Have On Our Business."

ONGOING SERVICE ARRANGEMENTS WITH OTHER RELATED PARTIES

      Uplink Services Agreement

      DTH TechCo Partners, or DTH TechCo, provides us with play-out and uplink functions and related services such as head-end operation from two sites in the United States: a main uplink facility in Miami Lakes, Florida and a redundancy site in Port St. Lucie, Florida. In 2003, we paid Ps. 85.2 million to DTH TechCo for their services. DTH TechCo is a partnership formed by Televisa, News Corporation, Globopar and Liberty Media, each of which indirectly holds a 30% interest in the partnership, except for Liberty Media, which indirectly holds a 10% interest. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- If Our Affiliate DTH TechCo Is Unable to Obtain Funding, It May Not Be Able to Provide a Necessary Service for our Operations, Which Could Adversely Affect Our Business, Financial Condition and Results of Operations."

      In addition, Televisa provides us with uplink, downlink, playout and compression services relating to locally-sourced programming from its Mexico City facility. In 2003, we paid Ps. 45.4 million for these services.

      Systems Agreements Between Innova and NDS

      We have ongoing agreements with NDS, a public company and majority-owned subsidiary of News Corporation, to provide us with various key systems. Under a September 1996 agreement, NDS provides us the conditional access system, including the Smart Cards necessary to decode the signal at a subscriber's home, and equipment needed to digitize, compress, encrypt and multiplex the signals transmitted to the satellite by our uplink facilities. This agreement was amended in February 2000 to settle a dispute over payment for some of the software and to include new interactive television technology. Further, in 2003, NDS stopped supplying its services with respect to digitizing and compressing the satellite signals. See "Item 4 -- Business Overview -- Operations -- Broadcast and Conditional Access Systems." We estimate that our 2004 commitment for the conditional access system, security services and Smart Card purchases will be approximately U.S.$11.6 million.

      NDS also provided us with our previous subscriber management system under agreements dated October 29, 1996 and August 3, 1998. In November 2003, we successfully implemented our new SMS by using the software "Kenan" from CSG Software, Inc. to support the growth of our subscriber base. Currently this system is in service and is fully operational. Our current agreement with NDS related to the maintenance of the Provider II subscriber management software has been terminated. See "Item 10 -- Additional Information -- Material Contracts -- New Subscriber Management System Contract."

      In 2003, we paid NDS U.S.$7.2 million for these systems and related services under our various agreements with them.

      Guarantees

      Televisa, News Corporation and Liberty Media have guaranteed our payments to PanAmSat for transponder services on PAS-9 in proportion to their respective beneficial interests in Innova. Corporacion de Radio y Television del Norte, S. de R.L. de C.V., our subsidiary, entered a satellite services agreement with PanAmSat on February 8, 1999. Under that agreement, we are obligated to pay a monthly service fee of U.S.$1.7 million to PanAmSat for satellite signal reception and retransmission service from transponders on their PAS-9 satellite through September 2015. The largest amount of this obligation outstanding through December 31, 2003 was U.S.$218.0 million and the amount outstanding as of June 1, 2004 was U.S.$209.5 million. If we do not pay these fees in a timely manner, our owners will be required to pay these fees. For more information about our satellite operations, see "Item 4 -- Information on the Company -- Business Overview -- Operations -- Satellites."

                              INTERESTS OF COUNSEL

      We have engaged the law firm of Mijares, Angoitia, Cortes y Fuentes, S.C., to advise us on various legal issues. Two of their partners, who are currently on leave from the partnership, Alfonso de Angoitia Noriega and Juan Sebastian Mijares Ortega, serve as members of our Board. Mr. de Angoitia is also a member of our Executive Committee and the Executive Vice President of our 60% owner, Televisa. Mr. Mijares is also the Vice President and General Counsel of Televisa. Neither Alfonso de Angoitia Noriega nor Juan Mijares Ortega currently receives any form of compensation from, or participate in any way in the profits of, Mijares, Angoitia, Cortes y Fuentes, S.C. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services.

      Advertising

      We engage the services of VISAT, a wholly owned subsidiary of Televisa, for some advertising and promotional efforts and to pool advertising time with channels broadcast commonly among Televisa, Cablevision and Innova. VISAT negotiates most of our advertising contracts with third party advertisers. Under our agreement with VISAT, we receive from VISAT the amount of the advertising sold on our behalf net of a commission of 18% for their promotion, selling and collection services. In 2003, we paid VISAT an aggregate of U.S.$0.5 million in commissions on advertising sales of approximately U.S.$2.7 million. We estimate that advertising sales generated by VISAT will total approximately U.S.$2.8 million in 2004. We also purchase magazine advertising space and television and radio advertising time from Televisa in connection with the promotion of our DTH satellite services and expect to continue to do so in the future. We paid Ps.
120.0 million for these services in 2003 and expect to pay Ps. 125.0 million for similar services in 2004.

      W Radio Channel

      In February 2003, we entered into a one-year agreement that renews automatically for an additional year with Televisa Radio, a subsidiary of Televisa, to broadcast, on a pay-television exclusive basis, W Radio Channel, a news and entertainment radio station channel. The agreement contemplates that each party will receive 50% of the advertising revenues generated by W Radio Channel.

TAX SHARING AGREEMENT BETWEEN INNOVA AND TELEVISA

      Innova and Televisa are parties to a Tax Sharing Agreement, dated March 6, 1997, which sets forth the rights and obligations of Innova and Televisa in respect of Innova's liability for taxes imposed pursuant to Mexico's Ley del Impuesto sobre la Renta, or Income Tax Law, and Asset Tax Law. Televisa received authorization from Mexican tax authorities to include Innova's results in the consolidated tax return of Televisa and its consolidated subsidiaries for purposes of determining income taxes and assets tax beginning January 1, 1997. The tax profits or losses obtained by Innova are consolidated with the tax profits or losses of Televisa up to 60% of Televisa's percentage ownership of Innova. Pursuant to the tax sharing agreement, in no event shall Innova be required to remit to Televisa an amount in respect of its federal income and assets taxes that is in excess of the product of (x) the amount that Innova would be required to pay on an individual basis, as if Innova had filed a separate tax return, and (y) with respect to asset taxes, Televisa's direct or indirect percentage ownership of Innova's social parts, and with respect to income taxes, 60% of Televisa's direct or indirect percentage ownership in Innova's social parts, as determined by applicable law.

CALL CENTER AGREEMENT

      In June 2001, we purchased from Merkatel, our former call center service provider and wholly owned subsidiary of Televisa, the equipment Merkatel used to provide call center services to us, including computers, telephones, furniture, and fixture along with other software, training materials and significant transitional support for a total of Ps. 25.1 million plus value-added tax.

ITEM 8. FINANCIAL INFORMATION

      See "Item 18 -- Financial Statements" and pages F-1 through F-33, which are incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

      Although our senior notes are listed on the Luxembourg Stock Exchange, there is no active trading market for the senior notes. We believe there is a limited over-the-counter trading market for the senior notes in the United States. We also believe that more than one brokerage firm currently makes a market in the senior notes in the over-the-counter trading market, although both bid and ask quotations may be limited at times. Only limited trading data for our notes is publicly available.

ITEM 10. ADDITIONAL INFORMATION

                                     BYLAWS

      Set forth below is a brief summary of some significant provisions of our bylaws and Mexican law. This description does not purport to be complete, and is qualified by reference in its entirety to our bylaws, which have been filed as an exhibit to this annual report.

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

EQUITY AND VOTING RIGHTS

      Our equity consists of three series of partes sociales or social parts:
Series A, Series B and Series C. Only Mexican investors may acquire the Series A Social Parts, whereas Mexican and foreign investors may acquire the Series B Social Parts. The Series C Social Parts may only be acquired by Mexican individuals or by Mexican companies whose capital stock is majority owned by Mexicans, provided that such Mexican companies shall not be controlled by a foreign entity. The Series A must always represent at least the percentage of capital required to be held by Mexican investors under Mexican law. Each social part must represent Ps. 100.00 of capital or a multiple thereof. Each member or social part holder is entitled to one vote per Ps. 100.00 of capital represented by its social part. However, each series C Social Part may only be voted at a meeting of members with respect to the following extraordinary matters: (i) extension of the term of our Company; (ii) our early dissolution; (iii) change of our corporate purpose; (iv) change of our nationality; (v) transformation of our corporate form; or (vi) our merger with another entity. Our owners are identified as social part holders in our bylaws, which are publicly filed in Mexico.

      In accordance with the authorization of the Secretary of Economy, dated as of November 30, 2001, the company may issue Series N quotas representing up to 80% of the social parts of the company, Series N quotas are considered a neutral investment for the purposes of the Foreign Investment Law. Series N bidders have various economic rights combined with the right to vote at social part holders' meetings only with regard to the following matters:

         -  to extend the corporate existence;

         -  to dissolve the company;

         -  to change the corporate purposes or company's nationality; and

         -  to approve any transformation or merger involving the company.

      Afterwards, on July 30, 2002, our social part holders resolved to modify the Article Sixth of the corporate by-laws of the company (Capital, Series and Classes), adding the Series N, integrated by special quotas that may be issued and considered as neutral investment for purposes of the Foreign Investment Law. As of May 31, 2004, no Series N Social Parts have been issued.

      Generally, a vote of the majority of the social parts is sufficient to adopt a resolution of our company's equity holders. However, the approval of both the Series A-1 and Series B-1 social part holders is required:

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

      The majority of the social part holders are entitled to determine how earnings may be distributed, after legal reserves and capital reserves are established. Any surplus left over after liquidation shall be distributed among our members in proportion to their capital interest. Any changes in capital and the admission of new members must be approved by both the Series A-1 and Series B-1 social part holders. Each member is entitled to subscribe for any increase in capital in the same proportion as their percentage ownership interest prior to the capital call.

      The rights of social part holders as defined in our bylaws may not be changed without the approval of both the Series A-1 and Series B-1 members. Additionally, an equity owner may not transfer its equity stake without the consent of the Series A-1 and Series B-1 members. For additional information on regulatory matters that could affect the rights of social part holders, see "Item 4 -- Information on the Company -- Business Overview -- Mexican Regulation of DTH Services."

MEETINGS

      Our members must meet at least once a year within four months of the close of the fiscal year. Other meetings may be held at any time. The meetings are convoked held after notice is issued by any of our Directors pursuant to Mexico's General Law of Commercial Corporations. At least 15 days' notice is required, unless waived by all members.

BOARD OF DIRECTORS

      The Series A-1 member is entitled to appoint six members of the Board of Directors while the Series B-1 member is entitled to appoint four members of the Board of Directors. Directors serve until they are replaced; our directors do not stand for re-election in staggered terms. Pursuant to our bylaws, a majority vote of our Board of Directors is generally sufficient for our Board of Directors to act. However, the approval of a majority, including at least two directors selected by Televisa and two directors selected by News Corporation, is currently required in order to authorize a number of significant actions, including the following, subject to some exceptions:

         -  the appointment of the Chief Executive Officer;

         -  the appointment of the Chief Financial Officer;

         - the selection of local distributors and the terms of the agreements executed in connection therewith;

         - the acceptance of pricing, tiering and other material terms relating to the distribution of programming services;

         - entering into agreements having a term in excess of three years or involving amounts in excess of U.S.$1 million;

         - the incurrence of indebtedness for borrowed money, the granting of loans and the incurrence or allowance of encumbrances on our assets involving amounts in excess of U.S.$1 million;

         -  the sale of assets outside the ordinary course of business;

         - the purchase, lease or acquisition of assets involving amounts in excess of U.S.$1 million;

         - the acquisition of, investment in, or merger or joint venture with, any other entity other than a wholly owned subsidiary;

         - the commencement or settlement of any suit, action or proceeding involving amounts in excess of U.S.$100,000;

         - the appointment or dismissal of Innova's auditors or the adoption or modification of any material accounting or tax principle or practice;

         -  the appointment or dismissal of our legal counsel;

         - settling or contesting of proposed tax audit adjustments involving amounts in excess of U.S.$100,000;

         - the approval of the location of our principal offices and our subsidiaries;

         - the entering into agreements or transactions with Televisa, News Corporation, Liberty Media or their affiliates;

         - the approval of some of our actions in our capacity as social part holder of our subsidiaries;

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

         -  the granting or revocation of powers of attorney; and

         - the entering into of consulting agreements which are not on arms' length terms, have a term in excess of one year or provide for payments in excess of U.S.$250,000.

ENFORCEABILITY OF CIVIL LIABILITIES

      We are organized under the laws of Mexico. Substantially all of our directors, executive officers and controlling persons reside outside of the United States, all or a significant portion of the assets of our directors, executive officers and controlling persons, and substantially all of our assets, are located outside of the United States and some of the experts named in this annual report also reside outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortes y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws. See "Item 4 -- Key Information -- Risk Factors -- Risks Factors Related to Our Business -- It May Be Difficult to Enforce Civil Liabilities Against Us or Our Directors, Executive Officers and Controlling Persons."

                               MATERIAL CONTRACTS

      Our agreements with related parties are described in "Item 7 -- Major Shareholders and Related Party Transactions -- Related Party Transactions."

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

      Under the Software License and Service agreement, we must pay U.S.$3.4 million to CSG for a license capacity of up to 1,125,000 subscribers. However, we can purchase additional capacity according to our subscriber base growth at additional cost per every 100,000 subscribers. Technical support in Mexico will be available for the first 24 months following the date on which we begin live production of the system; the annual cost for these services is U.S.$510,600 plus U.S.$75,000 for a 24x7 basis support. We are allowed to use the Kenan system to provide billing and order management to licensed subscribers from other Latin American DTH platform in case of merger, acquisition or combination of platforms (except Sky Brasil). On December 27, 2002 we agreed to remove some applications of the Kenan software, reducing the total license fees in U.S.$500,000. In November 2003, we successfully implemented our new SMS to support the growth of our subscriber base. Currently this system is in service and fully operational. Our current agreement with NDS related to the maintenance of our old SMS was terminated.

      Under the Consulting Services agreement, CSG will provide management and technology consulting, advisory and integration services related to the implementation of the Kenan end-to-end integrated solution, as well as the required interfaces with our Siebel and NDS software currently on operation, accordingly with an Implementation Planning and Analysis process (IPA), previously agreed with Novavision. Total cost of U.S.$4.4 million for these services, will be payable upon completion of agreed-to milestones. CSG is an enterprise with more than 20 years as customer care and billing expertise, providing its services in more than 265 companies, and more than 40 countries. For additional information about how we use the SMS and our agreement with CSG, see "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- Our Ability to Provide Billing and Order Management to Our Subscribers Depends on the Functionality and Flexibility of Our New Subscriber Management System" and "Item 4 -- Information on the Company -- History and Development of the Company -- Capital Expenditures" and " -- Operations -- Subscriber Management System."

SATELLITE TRANSPONDER SERVICES AGREEMENTS

      We currently receive satellite signal reception and retransmission services from 12 Ku-band transponders on the PAS-9 satellite. We entered an agreement with PanAmSat on February 8, 1999 for signal reception and retransmission services from PAS-9. PAS-9 was launched on July 28, 2000 and became operational on September 8, 2000. The service term of the PAS-9 agreement ends at the earlier of (a) September 2015 or (b) the date PAS-9 is taken out of service. We must pay a monthly service fee of U.S.$1.7 million for service from all 12 transponders. We received a credit against the first U.S.$11.7 million of service fees otherwise payable under the PAS-9 agreement. Televisa, News Corporation and Liberty Media have guaranteed Innova's payments to PanAmSat in proportion to their respective beneficial interests in Innova. PAS-9 was manufactured by Hughes Electronics Corporation, currently doing business as DIRECTV, and its remaining useful life is estimated to be approximately 15 years. We do not expect the sale of DIRECTV's interests in PanAmSat to KKR to have material effects on our operations or use of the PAS-9 satellite under our current agreement. See "Item 3 -- Risk Factors -- Risk Factors Related to Our Business -- We Have Significant Transactions with Our Owners, Who Are Involved in Related Businesses, Which Creates the Potential for Conflicts of Interest." Our service on PAS-9 is not subject to pre-emption, except in limited instances with respect to spare transponder capacity. We have migrated our subscribers to PAS-9 for service by re-pointing their antennas to this satellite. For more information about our satellite operations, see "Item 4 -- Information on the Company -- Business Overview -- Operations -- Satellites."

CONCESSIONS

      We have been granted two concessions by the Mexican government that authorize us to operate our DTH systems. These concessions are described under the caption "Item 4 -- Information on the Company -- Business Overview -- Mexican Regulation of DTH Services -- Our Concessions." If we are unable to renew, or if the Mexican government revokes either concession, we would not be able to deliver our services. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- The Operation of Our Business May Be Terminated or Interrupted If the Mexican government Does Not Renew or Revokes Our Concessions."

LEGAL PROCEEDINGS

      We challenged some of the provisions of Mexico's Asset Tax Law that prohibit us from deducting loans from non-Mexican sources from our asset tax basis. In order to avoid penalties and interest payments in the event we lost the appeal, we paid approximately Ps. 43.2 million of tax on assets for the year ended December 31, 2001 in March of 2002; approximately Ps. 45.2 million in the aggregate for the year ended December 31, 2002; and approximately Ps. 7.5 million for the months of January and February of 2003. All of these payments were made in constant pesos in purchasing power as of the date they were paid. On March 19, 2003, the court ruled in our favor. Due to the favorable ruling, to the extent that the Asset Tax Law is not amended, we will be able to deduct debts payable to nonresidents from the asset tax basis. In July 2003, we recovered a total amount of Ps. 97.8 million, inclusive of interest and inflation, due to such reimbursements.

      At the end of December 2001, the Mexican Congress passed a series of tax reforms. As a result of these tax reforms, subject to exceptions, revenues from our pay television services were subject to a 10% excise tax. In February 2002, Cablevision, Innova, Skytel and a number of other companies in the telecommunications and pay television industries filed amparo proceedings challenging the constitutionality of this excise tax. Nonetheless, we implemented rate increases on January 1, 2002 and took other actions, including lay-offs and reduction of capital expenditures and expenses, in an effort to mitigate, in part, the impact of this tax on our results of operations and financial condition. We obtained a favorable ruling in this proceeding regarding our 2002 liability for this tax, but this ruling does not entitle us to recover any amounts paid for this tax in 2002, and we cannot assure you that we will be able to recover any portion of the approximately U.S.$18.0 million paid for this excise tax during 2002.

      In December 2002 the Congress again acted to make this special tax effective during fiscal year 2003, by adding or modifying some provisions included in the original text of the law. The Congress does not need to ratify this special tax every year, but modifications to the law could be made. In response, we have filed a new amparo proceeding challenging the constitutionality of the tax. We cannot assure you that we will obtain a favorable resolution in these proceedings or that we will be able to recover the approximately U.S.$16.0 million paid for this excise tax during 2003. See "Item 4 -- Information on the Company -- Business Overview -- Mexican Regulation of DTH Services -- Telecommunications Tax."

      On July 24, 2003, after consulting with DTH industry officials, President Fox announced that the 10% excise tax imposed on DTH services since January 1, 2002, would be rescinded. On October 30, 2003, the Federal Executive Branch approved the President of Mexico's tax holiday equal to 100% of the 10% excise tax on telecommunications, effective November 1, 2003 and applicable only to the tax triggered from this date and going forward. Therefore, during the months of November and December of 2003, we recorded the amount we saved by not paying the 10% excise tax as a non-recurring item in our consolidated income statement. The 10% excise tax on telecommunications was definitively eliminated as of January 1st, 2004. From this date and going forward we will not have to pay this excise tax; therefore, we will be able to lower our overall tax exposure and retain a higher proportion of our revenues without any modification in prices to our subscribers.

      We continue proceedings to recover the approximately U.S.$18.0 million and U.S.$16.0 million that we have already paid in this tax for 2002 and for 2003, respectively; however, we cannot assure you that we will be able to recover these amounts, even if we obtain as favorable a resolution for our amparo proceedings for 2003 as we did for the year 2002.

      In 2001, we decided to settle our suit for declaratory judgment regarding the withholding tax on the interest paid to our bondholders, given the complexity of the subject matter and the potential tax liability if the amparos were not resolved in our favor. As a result, we withdrew the amparos and paid U.S.$4.1 million of surcharges and penalties in order to obtain a favorable resolution to apply the reduced rate of 4.9% withholding tax on interest paid to bondholders. On January 24, 2001, tax authorities officially confirmed our right to apply the reduced rate of 4.9% withholding tax on interest paid to bondholders. For more information, see " -- Taxation -- Mexican Taxation."

      There are other various legal actions and other claims pending against us that are incidental to our ordinary course of our business. Our management does not consider these actions or claims to be material.

                                EXCHANGE CONTROLS

      For a description of exchange controls and exchange rate information, see "Item 3 -- Key Information -- Exchange Rate Information."

                                    TAXATION

      The following is a general summary of some of the anticipated U.S. federal income and Mexican federal tax consequences of the ownership and disposition of the senior notes, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to own and dispose of the senior notes. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and Mexico.

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

UNITED STATES/MEXICO TAX TREATY

      A convention for the Avoidance of Double Taxation between Mexico and the United States and a protocol to that convention, collectively referred to herein as the Tax Treaty, are in effect. However, as discussed below under " -- Mexican Taxation," as of the date of this Annual Report, the Tax Treaty is not generally expected to have any material effect on the Mexican tax consequences described in this Annual Report. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

      Mexico has also entered into and is negotiating several other, tax treaties with various countries that also, as of the date of this report, are not generally expected to have any material effect on the Mexican income tax consequences described in the annual report on Form 20-F.

UNITED STATES FEDERAL INCOME TAXATION

      This summary of the principal U.S. federal income tax consequences of the ownership and disposition of the notes is limited to holders of senior notes that:

         -  are U.S. holders (as defined below); and

         -  will hold the old notes and the new notes as capital assets.

      As used herein, a "U.S. holder" means a holder or beneficial owner of the senior notes who is, for U.S. federal income tax purposes:

         -  a citizen or individual resident of the United States;

         - a corporation or partnership created or organized in or under the laws of the United States, or any State thereof or the District of Columbia;

         - an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source; or

         - a trust, in general, if it is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons;

      but excludes persons subject to special provisions of U.S. federal income tax law, such as:

         - tax-exempt organizations, financial institutions, insurance companies, dealers or traders in securities, U.S. expatriates, persons subject to the alternative minimum tax;

         -  persons having a "functional currency" other than the U.S. Dollar;
            and

         - persons that will hold the senior notes as part of a straddle, hedging,integrated or conversion transaction or other integrated investment comprised of the senior notes and one or more other investments.

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

      Interest and Additional Amounts

      Interest on the senior notes and additional amounts paid in respect of Mexican withholding taxes imposed on payments on the senior notes, or Additional Amounts, will be taxable to a U.S. holder as ordinary income. The amount of income taxable to a U.S. holder will include the amount of all Mexican taxes withheld (as described below under " -- Mexican Taxation") by us in respect thereof. Thus, a U.S. holder will be required to report income in an amount greater than the cash it receives in respect of payments on its note.

      However, a U.S. holder may, subject to certain limitations, be eligible to claim the Mexican taxes withheld as a credit or deduction for purposes of computing its U.S. federal income tax liability, even though the payment of these taxes will be made by us. Interest and Additional Amounts paid on the senior notes will constitute income from without the United States for foreign tax credit purposes. Such income generally will constitute "high withholding tax interest" for foreign tax credit purposes, unless the Mexican withholding tax rate applicable to the U.S. holder is imposed at a rate below 5% (such as during any period in which the 4.9% Mexican withholding tax rate, as discussed in " -- Mexican Taxation," applies), in which case such income generally will constitute foreign source "passive income" or, in the case of certain U.S. holders, "financial services income." There are legislative proposals pending in the U.S. Congress that, if enacted, effective for taxable years beginning after December 31, 2006, generally would treat, for foreign tax credit purposes, such income that constitutes "financial services income" under current law as "general category income" and such income that constitutes "high withholding tax interest" under current law as either "passive income" or "general category income" depending on the circumstances. The rules relating to the calculation and timing of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend upon a U.S. holder's particular circumstances. Legislation is pending in the U.S. Congress which, if enacted, generally would not allow foreign tax credits for withholding taxes imposed on certain short-term or hedged positions in debt instruments. U.S. holders should consult with their own tax advisors with regard to the availability of a foreign tax credit or deduction and the application of the foreign tax credit rules to their particular situations.

      Contingent Payment Debt Instrument Regulations

      In general, if a debt instrument is subject to the U.S. Treasury regulations governing the treatment of "contingent payment debt instruments," or the contingent debt regulations:

         - a U.S. holder, including a U.S. holder using the cash method of tax accounting, must accrue interest income as "original issue discount" over the term of the debt instrument based upon a projected payment schedule (subject to later adjustments) provided by the issuer; and

         - any gain and, subject to certain limitations, loss, recognized by a holder with respect to such instrument will be ordinary, rather than capital,in nature.

      The application of the contingent debt regulations to instruments such as the senior notes, which generally provide for interest payable at a fixed rate, but also provide for Additional Amounts, is uncertain. If the contingent debt regulations apply to the senior notes, U.S. holders of senior notes would be subject to the projected interest accruals rules and ordinary income and loss treatment on dispositions as summarized above. We believe that the contingent debt regulations were not intended to apply to instruments such as the senior notes and, subject to further clarification of the contingent debt regulations, we intend to take the position that the senior notes are not subject to those regulations. It is conceivable, however, that the Internal Revenue Service could take the position that Additional Amounts payable with respect to the senior notes constitute contingent payments to which the contingent debt regulations apply. Under certain characterizations, a U.S. holder would have to treat the senior notes consistently with our treatment, unless the holder files a statement (disclosing the inconsistent treatment and the reason for such inconsistent treatment) with its timely filed U.S. federal income tax return for the taxable year that includes the date of acquisition. Holders are urged to consult their tax advisors to determine the possible application of the contingent debt regulations to the senior notes.

      Market Discount and Bond Premium

      If a U.S. holder purchases a 12-7/8% or a 9.375% senior note at a price that is less than its principal amount, the excess of the principal amount over the U.S. holder's purchase price will be treated as "market discount." However, such market discount will be considered to be zero if it is less than 1/4 of 1% of the note's principal amount multiplied by the number of complete years to maturity from the date the U.S. holder purchased such note.

      Under the market discount rules of the Internal Revenue Code, a U.S. holder generally will be required to treat any partial principal payment on, and any gain realized on the sale, exchange, retirement or other disposition of, a 12-7/8% or 9.375% senior note as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in income during the period the U.S. holder held such note. If such note is disposed of in a nontaxable transaction, for example, by gift (other than a non-recognition transaction described in section 1276(c) of the Internal Revenue Code of 1986, as amended), accrued market discount will be includible as ordinary income as if the note had been sold at its then fair market value. In addition, the U.S. holder may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such note.

      In general, market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the U.S. holder makes an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. A U.S. holder of a 12-7/8% or a 9.375% senior note may elect to include market discount in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and upon the receipt of certain payments and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service. Such currently included market discount will increase the U.S. holder's tax basis in the note and generally is treated as ordinary interest income for U.S. federal income tax purposes.

      A U.S. holder that purchases a 12-7/8% or a 9.375% senior note for an amount in excess of the amount payable at maturity of the note will be considered to purchase the note with "bond premium" equal to the excess of the U.S. holder's purchase price over the amount payable at maturity (or on an earlier call date if it results in a smaller amortizable bond premium). A U.S. holder of a 12-7/8% or a 9.375% senior note may elect to amortize such premium using a constant yield method over the remaining term of the note (or until an earlier call date if it resulted in a smaller amortizable bond premium) and to offset interest otherwise required to be included in income in respect of such note by the amortized amount of such excess for such taxable year. Such election, once made, is irrevocable without the consent of the Internal Revenue Service and applies to all taxable bonds held during the taxable year for which the election is made or subsequently acquired. A U.S. holder which does not make this election will be required to include in gross income the full amount of interest on the note in accordance with its regular method of tax accounting, and will include the premium in its tax basis for the note for purposes of computing the amount of its gain or loss recognized on the sale, exchange or retirement of the note.

      A U.S. holder may elect to include in gross income under a constant yield method all amounts that accrue on a 12-7/8% or 9.375% senior note that are treated as interest for tax purposes (i.e., stated interest, market discount and de minimis market discount, as adjusted by any amortizable bond premium). U.S. holders should consult their tax advisors as to the desirability, mechanics and collateral consequences of making this election.

      If the senior notes are subject to the contingent debt regulations, described above, the foregoing market discount and bond premium rules will not apply. Rather, upon the purchase of a 12-7/8% or a 9.375% senior note at other than the note's adjusted issue price, a U.S. holder would be required to reasonably allocate any difference between the "adjusted issue price" and the basis of the note to the daily portions of interest or projected payments over the remaining term of the note. Because of the complexity of the rules relating to bond premium and market discount, U.S. holders should consult their tax advisors as to application of these rules and as to the desirability, mechanics and collateral consequences of making any elections in connection therewith.

      Dispositions

      Upon the sale, exchange, retirement or other taxable disposition of a 12-7/8% or a 9.375% senior note, a U.S. holder will recognize taxable gain or loss in an amount equal to the difference, if any, between such holder's adjusted basis in the note and the amount realized on such sale, exchange redemption, retirement or other taxable disposition of the notes. A U.S. holder's adjusted tax basis in a 12-7/8% or a 9.375% senior note will generally equal the cost of such note, increased by the amount of any market discount previously included in the U.S. holder's gross income, and reduced by the amount of any amortizable bond premium applied to offset interest on the note (unless a 12-7/8% or a 9.375% senior note is subject to the contingent debt regulations, described above, in which case a U.S. holder's basis in a note would be increased by interest previously accrued on the note and decreased by the amount of any non-contingent payment and the projected amount of any contingent payment previously made on the note). A gain or loss recognized by a U.S. holder on the sale, exchange, redemption, retirement or other taxable disposition of a 12-7/8% or a 9.375% senior note generally will be a capital gain or loss, except:

         - with respect to amounts received upon a disposition attributable to accrued but unpaid interest, which will be taxable as ordinary income, and

         - except if the senior notes are subject to the contingent debt regulations, described above.

      The gain or loss recognized by a U.S. holder will be a long-term capital gain or loss, if, at the time of the disposition, the note has been held for more than one year. Any gain recognized by a non-corporate U.S. holder on the sale, exchange, redemption, retirement or other disposition of a note generally will be subject to a maximum tax rate of 15%, which maximum tax rate will increase under current law to 20% for dispositions occurring during taxable years beginning on or after January 1, 2009. U.S. holders should consult their own tax advisors as to the foreign tax credit implications of a disposition of the senior notes.

      Backup Withholding

      In general, "backup withholding" at a rate of 28% (which rate will increase under current law to 31% for taxable years beginning on or after January 1, 2011) may apply to payments of principal and interest made on a 12-7/8% or a 9.375% senior note, and to the proceeds of a sale or exchange of a 12-7/8% or a 9.375% senior note before maturity within the United States, that are made to a non-corporate holder if such holder fails to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against a U.S. holder's U.S. federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

      Non-U.S. Holders

      A holder or beneficial owner of senior notes that is, with respect to the United States, a foreign corporation or a nonresident alien individual, or a non-U.S. holder, generally will not be subject to U.S. federal income or withholding tax on:

         - interest and Additional Amounts received in respect of the senior notes, unless such payments are effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States, or

         - gains realized on the sale, exchange or retirement of the senior notes, unless: (i) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or (ii) in the case of a gain realized by an individual non -U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

      Tax Shelter Disclosure Regulations

      U.S. Treasury regulations directed at tax shelter activity require persons filing U.S. federal income tax returns to disclose certain information if they participate in a "reportable transaction." A transaction will be a "reportable transaction" if it is described in any of several categories of transactions, which include transactions that are the same or substantially similar to a transaction identified in a public IRS pronouncement as a tax avoidance transaction a "listed transaction." Listed transactions include transactions that result in the incurrence of a loss or losses exceeding certain thresholds, transactions that result in the existence of significant book-tax differences, transactions that result in the taxpayer claiming a tax credit if the asset giving rise to the tax credit is held by the taxpayer for 45 days or less and transactions that are offered under conditions of confidentiality. Each holder of a note should consult with their tax advisors concerning such possible disclosure obligations. There are pending in Congress legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements.

MEXICAN TAXATION

      The following is a general summary of the principal consequences, under Mexico's Income Tax Law, or the Law, and rules as currently in effect, and under the Tax Treaty, of the ownership and disposition of the senior notes by a holder that is not a resident of Mexico for tax purposes and that will not hold the senior notes or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico, or a Foreign Holder, and such Foreign Holder is not:

         -  a resident of Mexico for tax purposes;

         - holder of 10% or more of Innova's voting equity, directly or indirectly, jointly or individually, or

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

      For purposes of Mexican taxation:

         - an individual is treated as a resident of Mexico if the individual has established his home in Mexico, but if he or she has homes both in Mexico and abroad, such person's residence for tax purposes shall be considered to be in Mexico when such individual's center of vital interests is located in Mexico. The center of vital interests of an individual is located in Mexico, among other cases, when more than 50% of that person's total income in a calendar year originates from a source of wealth located in Mexico or when the main center of that persons' professional activities is located in Mexico; however, if the individual owns homes both in Mexico and abroad, this individual's residence for tax purposes is Mexico if the individual's center of vital interests is located in Mexico;

         - a legal entity is considered a resident of Mexico if it is incorporated under Mexican law or if it maintains the main administration of its head office or business or the effective location of its management in Mexico; and

         - a permanent establishment of a foreign person will be treated as a resident of Mexico, and that permanent establishment will be required to pay taxes in Mexico in accordance with applicable law for income attributable to such permanent establishment.

Unless otherwise proven, a Mexican citizen is considered a Mexican resident for tax purposes.

      Each foreign holder should consult a tax advisor as to the particular Mexican or other tax consequences to that foreign holder of owning and disposing of the senior notes, including the applicability and effect of any state, local or foreign tax laws.

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

         - Innova timely files with the Mexican Ministry of Finance and Public Credit, certain information relating to the original issuance of the senior notes and the related prospectus; and

         - Innova timely files with the Mexican Ministry of Finance and Public Credit, on a quarterly basis, information representing that neither (i) equity holders of Innova that own, directly or indirectly, individually or jointly with related parties, more than 10% of our voting equity nor (ii) entities 20% or more of whose stock is owned directly or indirectly, individually or jointly, by parties related to Innova, are directly or indirectly, individually or jointly, the effective beneficiary of more than 5% of the aggregate amount of such interest payment, and Innova maintains records, that evidence compliance with this requirement.

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

      Other Foreign Holders should consult their tax advisors regarding whether they reside in a country that has entered into a treaty for avoidance of double taxation with Mexico which is effective, and, if so, the conditions and requirements for obtaining benefits under such treaty. The Mexican income tax law provides that in order for a Foreign Holder to be entitled to the benefits under the treaties entered into by Mexico, appropriate residence certificates must be obtained from Holders eligible for Tax Treaty benefits.

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

      Under the Law, payments of interest made by Innova with respect to the senior notes to non-Mexican pension or retirement funds will be exempt from Mexican income tax and withholding taxes, provided that the fund:

         - is duly organized pursuant to the laws of its country of origin;

         -        is the effective beneficiary of such interest;

         -        is exempt from income tax in such country, and

         - is registered with the Mexican Ministry of Finance and Public Credit for that purpose.

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

      Dispositions

      Capital gains resulting from the sale or other disposition of senior notes by a Foreign Holder will not be subject to Mexican income or other similar taxes.

      Other Taxes

      A Foreign Holder will not be liable for Mexican estate, gift, inheritance or similar taxes with respect to its holding, nor will it be liable for Mexican stamp, registration or similar taxes.

                              DOCUMENTS ON DISPLAY

      We submit and file reports, including annual reports on Form 20-F and other information, with the SEC. These reports and other information, as well as any related exhibits and schedules, may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the Woolworth Building, 233 Broadway, 13th Floor, New York, New York, 10007, and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an

Internet site that contains reports, proxy and information statements, and other information regarding companies that file electronically with the SEC at http://www.sec.gov.

We furnish the Bank of New York, as the trustee for both our 9.375% senior notes and our 12-7/8% senior notes, with annual reports in English. These reports contain audited consolidated financial statements that have been prepared in accordance with Mexican GAAP and reconciled as to net income and equity owners' deficit to U.S. GAAP. These reports have been examined and reported on, with an opinion expressed by, an independent auditor. The trustee is required to mail our annual reports to all holders of record of our senior notes. The indenture for the senior notes also requires us to furnish the depositary with English translations of all other reports and communications that we send to holders of our senior notes. The trustee is required to mail these notices, reports and communications to holders of record of our senior notes. We also furnish the Luxembourg Stock Exchange with a copy of our annual report as required by their rules.

      Statements contained in this annual report concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to any filing we have made with the SEC, we refer you to the copy of the contract or document that has been filed. Each statement in this annual report relating to a contract or document filed as an exhibit is qualified in its entirety by the filed exhibit.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      Market risk is the exposure to an adverse change in the value of financial instruments caused by interest rate changes, foreign currency fluctuations and changes in the market value of investments. See "Item 3 -- Key Information -- Forward-Looking Statements." The following information includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ from those presented. Unless otherwise indicated, all information below is presented on a Mexican GAAP basis in constant Pesos in purchasing power as of December 31, 2003.

INTEREST RATE RISK

      We currently believe that any increase in interest rates in international money markets is not likely to have a direct adverse impact on our financial results or cash flows because our total debt, including the senior notes, is U.S. Dollar-denominated and bears fixed rates of interest. Our results and cash flow could be affected if additional financing is required in the future, if interest rates are high in relation to current market conditions. As of December 31, 2003 and 2002, we were not a party to any interest rate risk management transactions. We will evaluate from time to time specific actions to cover our exposure to interest rate risk on commercially acceptable terms.

FOREIGN EXCHANGE RATE RISK

      The devaluation of the Peso adversely affects our liquidity and results of operations by increasing the Peso equivalent of our U.S. Dollar-denominated indebtedness, operating costs and expenses. Our ability to meet our U.S. Dollar-denominated obligations is affected by changes in the relative values of the Peso against the U.S. Dollar. To the extent that we are not able to obtain U.S. Dollars from our operations, capital contributions or borrowings in order to meet our U.S. Dollar-denominated obligations, we would be required to purchase U.S. Dollars on foreign exchange markets with Pesos.

      We have substantial indebtedness and operating costs denominated in U.S. Dollars. As of December 31, 2003 and 2002, we had U.S.$574.0 million and U.S.$936.0 million of liabilities denominated in U.S. Dollars, respectively. Each percentile point devaluation of the Peso against the U.S. Dollar would increase our current costs in Pesos by an amount equivalent to approximately Ps.
17.9 million. Also, under this scenario, the exchange loss in Pesos for our total U.S. Dollar-denominated indebtedness would amount to approximately Ps.
64.4 million and Ps. 101.8 million for the years ended December 31, 2003 and 2002, respectively. It is unlikely that we would be able to fully recover the negative impact in the costs and expenses by increasing prices for our services when a devaluation of the Peso exceeds the annual rate of inflation. Our exposure to changes in exchange rates for currencies other than the U.S. Dollar is not material.

CURRENCY HEDGING

      In 2003, 2002 and 2001, we did not engage in any hedging or other transactions related to the management of risks associated with foreign currency or interest rate fluctuations. However, on February 13, 2004, we entered into two separate derivative transactions denominated "coupon swap" agreements to hedge a portion of our U.S. Dollar foreign exchange exposure resulting from the issuance of our U.S.$300.0 million 9.375% senior notes that mature in 2013. Under the transactions, we receive semiannual payments calculated based on an aggregate notional amount of U.S.$300.0 million at an annual rate of 9.375%, and we make monthly payments calculated based on an aggregate notional amount of Ps. 3,282.225 million at an annual rate of 10.25%. The transactions, both of which terminate in September 2008, will reduce our foreign exchange exposure on 10 interest coupon payments on the senior notes we issued in September 2003. We believe these transactions considerably reduce our foreign exchange exposure at a reasonable cost.

      We may continue to consider entering into transactions to hedge the risk of exchange rate fluctuations in the future if we are able to obtain hedging arrangements on commercially satisfactory terms.

INFLATION RISKS

      In general, the purchasing power of consumers tends to decrease during high inflation periods, since wages and salaries tend to rise less quickly than the cost of living. This could adversely impact our revenues and cash flow as a result of lower purchasing power of current or future potential subscribers and decreased advertising revenues. In addition, we, like most companies in our sector, may not be able to fully recover our rising costs and compensate for increases in interest rates during high inflationary periods through raising our prices. The potential adverse impact of a hyper-inflationary environment on our results has not been evaluated in light of the success of the Mexican government's current anti-inflationary policy.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

      (a) Within the 90-day period prior to the date of this Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic filings under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

      (b) There have been no significant changes in our internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      At this time, we are not required to have and do not have an audit committee. Other than approving of our audited financial statements, which our equity owners do, our full board of directors performs the functions an audit committee is charged with performing under the SEC rules. Our board of directors has concluded that it does not have (and it is not required to have) a financial expert meeting the requirements of Item 16A.

ITEM 16B. CODE OF ETHICS

      We have adopted a code of ethics applicable to all of our managers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. You may obtain a copy of this code of ethics, without charge, upon written request to Innova, S. de R.L. de C.V.,
Attn: Investor Relations, Insurgentes Sur 694, Piso 8, Colonia Del Valle, 03100 Mexico, D.F. Mexico.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      The aggregate fees billed by PricewaterhouseCoopers S.C. (PwC), our independent auditor, for professional services in 2003 and 2002 were as follows:

                              (In thousands of Pesos)
                             2002              2003
                             ----              ----
Audit Fees               Ps. 3,357.3        Ps. 6,456.9
Audit-Related Fees                --              180.0
Tax Fees                       564.9              569.2
All Other Fees                    --                 --
                         -----------        -----------
TOTAL                    Ps. 3,922.2        Ps. 7,206.1
                         ===========        ===========

AUDIT FEES

      Included within this category for both years are recurring fees related to the audit of the consolidated and separate subsidiary financial statements under Mexican GAAP as well as the required information for the annual report filings with the SEC on Form 20-F. In 2003, amounts also include fees related to the private placement and subsequent registration on Form F-4 of the 9.375% senior notes.

AUDIT-RELATED FEES

      Included within this category are the fees associated with various assistance and consultations related to Sarbanes-Oxley Act of 2002 compliance other than attestation services.

TAX FEES

      Included within this category for both years are the fees associated with the statutory, federal and social security tax audits as required by the Mexican tax authorities.

PRE-APPROVAL POLICIES AND PROCEDURES

      Our Board of Directors meets once a year to consider and approve an annual budget. At this meeting, our Chief Financial Officer provides the Board of Directors with information regarding all expected audit services and all permissible non-audit services to be performed by our auditors. Matters regarding the retention of auditors are then considered, reviewed and approved by the entire Board of Directors. Any extraordinary service to be performed by our auditors not specifically considered at that meeting must be presented to and approved by our Board at its next scheduled meeting.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

      We have responded to Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

      See pages F-1 through F-33, which are incorporated by reference herein.

ITEM 19. EXHIBITS

      Documents filed as exhibits to this annual report appear on the Exhibit Index beginning on the following page.

      All financial statement schedules relating to us are omitted, either because they are not required or because the required information, if material, is contained in the audited year-end financial statement or the notes thereto.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                                 DESCRIPTION OF EXHIBIT
------                                                 ----------------------
  1.1       English translation of the Amended and Restated Bylaws (Estatuos Sociales) of Innova, dated as of September 9, 2003.
            (12)

  2.1       Indenture relating to the 12-7/8% Senior Debt Securities, dated as of March 26, 1997, between Innova, as Issuer, and the Bank of New York, as Trustee. (2)

  2.2       Form of 12-7/8%  Senior Exchange Note (included in Exhibit 2.1).

  2.3       Indenture relating to the 9.375% Senior Notes due 2013, among Innova, as Issuer, The Bank of New York, as Trustee, and
            The Bank of New York (Luxembourg), as the Luxembourg Paying Agent and Transfer Agent, as amended or supplemented from time to time. (11)

  2.4       Form of 9.375% Senior Exchange Note (included in Exhibit 2.3).

  4.1       Form of Indemnity Agreement between Innova and its Directors and Executive Officers. (2)

  4.2       Memorandum of Understanding as of February 29, 1996, among PanAmSat, Televisa, Globo Participacoes, Ltda., and News
            Corporation. (1)

  4.3       System Implementation and License Agreement between Innova and News Digital Systems Limited ("NDS"), dated September 20,
            1996 (the "System Implementation Agreement"). (2)

  4.4       Subscriber Management System Implementation and License Agreement between Innova and NDS, dated October 29, 1996
            (the "Subscriber Management Agreement," and, with the System Implementation Agreement, the "NDS Agreements").
            (2)(3)

  4.5       Agreement by and among Telecomunicaciones de Mexico and Corporacion de Radio y Television Norte de Mexico, dated
            October 1, 1996. (2)

  4.6       Agreement between Telecomunicaciones de Mexico and Corporacion Medcom, dated November 1, 1996. (2)

  4.7       Social Part Holders Agreement among Innova, Televisa, Galavision DTH, Alejandro Sada, News Corporation, News DTH
            (Mexico) Investment Limited and David Evans, dated March 6, 1997. (2)

  4.8       Tax-Sharing Agreement, effective as of March 6, 1997, between Televisa and Innova. (2)

  4.9       Trademark License Agreement between News America Publishing Incorporated and Innova, dated March 6, 1997. (2)

  4.10      Agreement among Telecomunicaciones de Mexico and Corporacion de Radio y Television Norte de Mexico, dated September 9,
            1997 (No. TVDP-1191/97). (6)

  4.11      Agreement among Telecomunicaciones de Mexico and Corporacion de Radio y Television Norte de Mexico, dated September 9,
            1997 (No. TVDP-007/96). (6)

EXHIBIT
NUMBER                                                 DESCRIPTION OF EXHIBIT
------                                                 ----------------------
  4.12      Transponder Service Agreement among PanAmSat International Systems and Corporacion de Radio y Television del Norte,
            dated February 8, 1999. (5)

  4.13      Agreement among Innova, Televisa, Galavision, DTH, News America, Inc., News DTH (Mexico) Investment Ltd., and TCI DTH
            Mexico, dated December 3, 1998. (7)

  4.14      Amendment Letter to the Interim Agreement dated December 3, 1998 among Innova, Televisa, Galavision, DTH, News America,
            Inc., News DTH (Mexico) Investment Ltd., and TCI DTH Mexico, dated as of December 22, 1998. (8)

  4.15      Second Amendment Letter to the Interim Agreement dated December 3, 1998 among Innova, Televisa, Galavision, DTH, News
            America, Inc., News DTH (Mexico) Investment Ltd., and TCI DTH Mexico, dated May 8, 2000. (8)

  4.16      Amendment to the System Implementation and License Agreement between Innova and NDS, dated February 29, 2000 (the "NDS
            SILA Amendment").(9)

  4.17      DTH Concession granted to Corporacion de Radio y Television del Norte de Mexico by the Mexican Secretary of
            Communications and Transport, dated November 27, 2000, along with an English language translation of the agreement. (9)

  4.18      Advertising Agreement, dated October 31, 2001, between Televimex and Novavision, along with an English language summary.
            (10)

  4.19      Advertising Agreement, dated November 15, 2001, between Televimex and Novavision, along with an English language summary. (10)

  4.20      Credit Agreement, dated as of July 22, 2002, among Innova, as Borrower, and Televisa, Sky DTH, News America
            Incorporated and Liberty Mexico DTH, as Lenders, News DTH (Mexico) Investment Limited, as partner at Borrower, and
            Novavision, as Issuer. (11)

  4.21      Technical Services Agreement, dated as of January 1, 1998, between DTH TechCo Partners and Novavision. (11)

  4.22      Contribution Agreement among Innova, Novavision, Televisa, Sky DTH, News Corporation, News America Incorporated, News
            (Mexico) Investment DTH Limited, and Liberty Mexico DTH, dated as of September 3, 2003. (12)

  8.1       List of Subsidiaries of Innova (included as part of "Item 4 -- Information on the Company -- Organizational Structure").

  12.1      Certification of Alexandre Moreira Penna da Silva, Chief Executive Officer of Innova, pursuant to Section 302 of the
            Sarbanes-Oxley Act of 2002, dated June 30, 2004. (13)

  12.2      Certification of Carlos Ferreiro Rivas, Chief Financial Officer of Innova, pursuant to Section 302 of the Sarbanes-Oxley
            Act of 2002, dated June 30, 2004. (13)

  13.1      Certification of Alexandre Moreira Penna da Silva, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated
            June 30, 2004. (13)

  13.2      Certification of Carlos Ferreiro Rivas, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2004.
            (13)

----------

(1) Previously filed with the Securities and Exchange Commission on May 3, 1996 as Exhibit 10.15 to PanAmSat Corporation's 10-Q (File No. 000-26712) for the quarterly period ended March 31, 1996.

(2) Previously filed with the Securities and Exchange Commission on August 22, 1997 as an Exhibit to Innova's Registration Statement on Form F-4 (File No. 333-7484).

(3) Portions of these exhibits have been omitted pursuant to an order, dated August 25, 1997, by the Securities and Exchange Commission granting confidential treatment.

(4) Previously filed with the Securities and Exchange Commission on June 24, 1998 as Exhibit 10.52 to PanAmSat International Systems' Registration Statement on Form S-4 (File No. 333-56227). Portions of this exhibit have been omitted pursuant to an application for confidential treatment filed with the Securities and Exchange Commission by PanAmSat.

(5) Previously filed with the Securities and Exchange Commission on May 17, 1999 as Exhibit 10.56 to PanAmSat Corporation's Quarterly Report on Form 10-Q, (File No. 000-22531). Portions of this exhibit have been omitted pursuant to an application for confidential treatment filed with the Securities and Exchange Commission by PanAmSat.

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

(11) Previously filed with the Securities and Exchange Commission on June 30, 2003 as an Exhibit to Innova's Annual Report on Form 20-F (the "2002 Annual Report").

(12) Previously filed with the Securities and Exchange Commission on December 8, 2003 as an Exhibit to the Company's Registration Statement on Form F-4 (File No. 333-110997).

(13)  Filed herewith.

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                  INNOVA, S. DE R.L. DE C.V.
                                  (Registrant)

                                  By: /s/ Alexandre Moreira Penna da Silva
                                  ---------------------------------------------
                                  Name: Alexandre Moreira Penna da Silva
                                  Title: Chief Executive Officer

                                  By: /s/ Carlos Ferreiro Rivas
                                  ---------------------------------------------
                                  Name: Carlos Ferreiro Rivas
                                  Title: Chief Financial Officer

Dated: June 30, 2004

                           FORM 20-F -- ITEMS 8 AND 18

                   INNOVA, S DE R.L. DE C.V. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                       Page
                                                                                                                       ----
Report of Independent Registered Public Accounting Firm.............................................................    F-2
Consolidated Balance Sheets as of December 31, 2003 and 2002........................................................    F-3
Consolidated Statements of Loss for the years ended December 31, 2003, 2002 and 2001................................    F-4
Consolidated Statements of Changes in Equity Owners' Deficit for the years ended December 31, 2003, 2002 and 2001....   F-5
Consolidated Statements of Changes in Financial Position for the years ended December 31, 2003, 2002 and 2001.......    F-6
Notes to the Consolidated Financial Statements......................................................................    F-7

Schedules other than those listed above are omitted for the reason that they are not required or are not applicable, or the required information is shown in the respective financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico, D. F., January 30, 2004

To the Equity Owners of
Innova, S. de R. L. de C.V.:

We have audited the accompanying consolidated balance sheets of Innova, S. de R.
L. de C.V. and its subsidiaries (collectively the "Group") as of December 31, 2003 and 2002, and the related consolidated statements of loss, of changes in equity owners' deficit and of changes in financial position for each of the three years in the period ended December 31, 2003 all expressed in Mexican pesos. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Innova, S. de R. L. de C.V. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations, the changes in their equity owners' deficit and the changes in their financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net loss for each of the three years in the period ended December 31, 2003, and the determination of consolidated equity owners' deficit at December 31, 2003 and 2002 to the extent summarized in Note 20 to the consolidated financial statements.

PricewaterhouseCoopers

/s/ Felipe Perez Cervantes, C.P.
----------------------------------
Felipe Perez Cervantes, C.P.

                  INNOVA, S. DE R. L. DE C.V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                   (Expressed in thousands of Mexican Pesos in
                    purchasing power as of December 31, 2003)

                                                                              December 31,
                                                                              ------------
                                                                          2003                 2002
                                                                          ----                 ----
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                            Ps.    493,569        Ps.   277,243
Trade accounts receivable, net (Note 4)                                     112,307              107,913
Value added tax credit and other                                              1,955                1,279
Spare parts                                                                  10,079               13,537
Prepaid advertising (Note 9)                                                125,000              126,892
Other current assets                                                         16,052               45,767
                                                                     --------------        -------------
Total current assets                                                        758,962              572,631

Property and equipment, net (Note 5)                                      1,397,679            1,606,392
Satellite transponders, net (Note 6)                                      1,253,439            1,290,389
Deferred costs, net (Note 7)                                                 58,207               85,677
Intangible assets, net (Note 8)                                               5,055                7,010
Other non-current assets                                                      3,191               16,417
                                                                     --------------        -------------
Total assets                                                         Ps.  3,476,533        Ps. 3,578,516
                                                                     ==============        =============
LIABILITIES AND EQUITY OWNERS' DEFICIT

CURRENT LIABILITIES:
Trade accounts payable                                               Ps.    147,605        Ps.   103,548
Accrued expenses                                                            254,633              278,875
Satellite transponders obligation (Note 6)                                   63,523               54,914
Due to affiliated companies and other related parties (Note 9)              426,280              450,670
Accrued interest                                                            120,367              138,098
Accrued taxes                                                                97,664               32,807
Deferred income                                                             137,957              113,856
                                                                     --------------        -------------
Total current liabilities                                                 1,248,029            1,172,768

NON-CURRENT LIABILITIES:
Senior notes (Note 10)                                                    4,355,300            4,080,175
Equity owners' loans (Note 11)                                                   --            3,371,856
Satellite transponders obligation (Note 6)                                1,404,870            1,423,323
Accrued interest                                                                 --              709,613
Other liabilities                                                             1,641                1,226
                                                                     --------------        -------------
Total liabilities                                                         7,009,840           10,758,961
                                                                     --------------        -------------
Commitments and contingencies (Note 13)                                          --                   --

EQUITY OWNERS' DEFICIT:
Contributed capital:
Social Parts (Note 14)                                                    6,327,232            1,989,258
                                                                     --------------        -------------
Earned capital:
Accumulated losses (Note 16)                                             (9,136,974)          (7,298,019)
Loss for the period                                                        (798,653)          (1,838,955)
Excess (deficit) from restatement                                            75,187              (32,590)
                                                                     --------------        -------------
                                                                         (9,860,440)          (9,169,564)
                                                                     --------------        -------------
Supplementary liability for labor obligations                                   (99)                (139)
Total equity owners' deficit                                             (3,533,307)          (7,180,445)
                                                                     --------------        -------------
Total liabilities and equity owners' deficit                         Ps.  3,476,533        Ps. 3,578,516
                                                                     ==============        =============

The accompanying notes are an integral part of these consolidated financial statements.

                  INNOVA, S. DE R. L. DE C.V. AND SUBSIDIARIES

                         CONSOLIDATED STATEMENTS OF LOSS

                   (Expressed in thousands of Mexican Pesos in
                    purchasing power as of December 31, 2003)

                                                        Years ended December 31,
                                                        ------------------------
                                                2003               2002              2001
                                                ----               ----              ----
Net sales                                   Ps. 3,820,738     Ps. 3,569,500     Ps. 3,396,025

Operating expenses:
Cost of sales                                   1,180,215         1,105,059         1,271,527
Administrative expenses                           124,997           126,309           157,441
Selling expenses                                  848,358           865,894           851,364
Other operating expenses                          475,665           500,962           419,640
                                           --------------    --------------    --------------
Total operating expenses                        2,629,235         2,598,224         2,699,972

Depreciation and amortization                     808,628           961,896           986,079
                                           --------------    --------------    --------------
Operating profit (loss)                           382,875             9,380          (290,026)
                                           --------------    --------------    --------------
Integral results of financing (Note 3):
Interest expense                                 (938,901)       (1,022,183)         (939,826)
Interest income                                    15,171            11,504            20,566
Foreign exchange (losses) gains, net             (587,758)       (1,221,164)          385,767
Gain from monetary position                       315,295           518,460           460,020
                                           --------------    --------------    --------------
Total integral results of financing            (1,196,193)       (1,713,383)          (73,473)

Other income (expenses) - Net                       3,478           (22,677)               --

Restructuring and non-recurring items
(Note 15)                                        (106,896)          (33,718)          (14,116)
                                           --------------    --------------    --------------
Loss before taxes and minority interest          (916,736)       (1,760,398)         (377,615)

Provision for income and asset taxes
(Note 17)                                         117,050           (78,536)          (48,126)
Minority interest                                   1,033               (21)               --
                                           --------------    --------------    --------------
Net loss                                   (Ps.   798,653)   (Ps. 1,838,955)   (Ps.   425,741)
                                           ==============    ==============    ==============

The accompanying notes are an integral part of these consolidated financial statements.

                  INNOVA, S. DE R. L. DE C.V. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OWNERS' DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                   (Expressed in thousands of Mexican Pesos in
                    purchasing power as of December 31, 2003)


                                                                   Supplementary
                                                     Deficit        liability                                          Total
                                     Social            from          for labor     Accumulated       Net            equity owners'
                                     parts          restatement     obligations       losses         loss              deficit
                                     -----          -----------     -----------       ------         ----              -------
Balance at December 31, 2000    Ps.  1,989,258   (Ps.  69,781)      Ps.   --    (Ps. 4,939,644) (Ps.  1,932,634)    (Ps. 4,952,801)
Transfer of net loss to
  accumulated losses                                                                (1,932,634)       1,932,634                 --
Comprehensive loss (Note 18)                         (133,610)           (16)                          (425,741)          (559,367)
                                --------------   ------------      ---------    --------------  ---------------     --------------
Balance at December 31, 2001         1,989,258       (203,391)           (16)       (6,872,278)        (425,741)        (5,512,168)
Transfer of net loss to
  accumulated losses                                                                  (425,741)         425,741                 --
Comprehensive loss (Note 18)                          170,801           (123)                        (1,838,955)        (1,668,277)
                                --------------   ------------      ---------    --------------- ---------------     --------------
Balance at December 31, 2002         1,989,258        (32,590)          (139)       (7,298,019)      (1,838,955)        (7,180,445)
Capitalization of equity owners'
  loans (Note 11)                    4,337,974                                                                           4,337,974
Transfer of net loss to
  accumulated losses                                                                (1,838,955)       1,838,955                 --
Comprehensive loss (Note 18)                          107,777             40                           (798,653)          (690,836)
                                --------------    -----------      ---------    --------------   --------------      --------------
Balance at December 31, 2003    Ps.  6,327,232    Ps.  75,187      (Ps.   99)   (Ps. 9,136,974)  (Ps.   798,653)    (Ps. 3,533,307)
                                ==============    ===========      =========    ==============   ==============     ==============



The accompanying notes are an integral part of these consolidated financial statements.

                  INNOVA, S. DE R. L. DE C.V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                   (Expressed in thousands of Mexican Pesos in
                    purchasing power as of December 31, 2003)

                                                                             Years ended December 31,
                                                                             ------------------------
                                                                    2003               2002                 2001
                                                                    ----               ----                 ----
Operating activities:

Net loss                                                        (Ps. 798,653)      (Ps. 1,838,955)      (Ps.   425,741)
Adjustments to reconcile net loss to
resources provided by (used in) operating activities:
    Depreciation and amortization                                    808,628              961,896              986,079
    Maintenance reserve                                                4,635                7,365                5,078
    Impairment of fixed assets                                            --               32,000                   --
                                                                ------------       --------------       --------------
                                                                      14,610             (837,694)             565,416
                                                                ------------       --------------       --------------
Changes in operating assets and liabilities:

Trade accounts receivable                                             (4,394)              25,310               56,140
Value added tax credit and other                                        (676)               8,455               14,431
Spare parts                                                            3,458               (4,760)              (2,313)
Prepaid advertising and other current assets                          31,607               32,941             (173,297)
Deferred costs                                                        34,234               15,304                5,512
Intangible and other assets                                           45,367                6,096               (6,977)
Trade accounts payable                                                44,057               13,862              (42,909)
Accrued expenses and Satellite reorientation reserve                  40,615              (60,067)            (388,957)
Due to affiliated companies and other related parties                (24,390)              87,129              109,698
Transponder Services - Solidaridad 2                                      --                   --             (231,826)
Accrued interest                                                    (727,344)             365,614              189,785
Deferred income                                                       24,101                1,130                5,551
Supplementary liability for labor obligations                             40                 (124)                 (15)
Other                                                                    415                  469                  428
                                                                ------------       --------------       --------------
Resources (used in) provided by operating activities                (518,300)            (346,335)             100,667
                                                                ------------       --------------       --------------

Financing activities:

Capital contributions                                              4,337,974                   --                   --
Equity owners' loans                                              (3,371,856)             543,391            1,200,912
Senior notes                                                         275,125              297,457             (352,323)
Satellite transponders obligation                                     (9,844)              65,900             (118,466)
                                                                ------------       --------------       --------------
Resources provided by financing activities                         1,231,399              906,748              730,123
                                                                ------------       --------------       --------------
Investing activities:

Investment in property and equipment, net                           (496,773)            (330,148)            (834,670)
                                                                ------------       --------------       --------------

Resources used in investing activities                              (496,773)            (330,148)            (834,670)
                                                                ------------       --------------       --------------

Cash and cash equivalents:
Increase (decrease) for the period                                   216,326              230,265               (3,880)
At the beginning of the period                                       277,243               46,978               50,858
                                                                ------------       --------------       --------------
At the end of the period                                         Ps. 493,569        Ps.   277,243        Ps.    46,978
                                                                ============       ==============       ==============

The accompanying notes are an integral part of these consolidated financial statements.

                   INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Expressed in thousands of Mexican Pesos in purchasing power as of December 31,
                                      2003)

NOTE 1 - THE COMPANY AND ITS PRINCIPAL OPERATIONS:

Innova, S. de R.L. de C.V. ("Innova" or the "Company"), a Mexican company with limited liability and variable capital, provides direct-to-home ("DTH") broadcast satellite pay television services in Mexico under the SKY brand name. Innova is a joint venture indirectly owned by Grupo Televisa, S. A. ("Televisa") (60%), The News Corporation Limited ("News Corporation") (30%) and Liberty Media International Holdings, LLC (formerly Liberty Media International, Inc.) ("LMI") (10%). The Company and its subsidiaries are collectively referred to as the Group.

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP") as promulgated by the Mexican Institute of Public Accountants ("MIPA"). A reconciliation from Mexican GAAP to United States generally accepted accounting principles ("U.S. GAAP") is included in Note 20.

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

b.   Members of the Group -

     At December 31, 2003, the Group consists of the Company and the following wholly-owned subsidiaries:

     -   Corporacion de Radio y Television del Norte de Mexico, S. de R.L. de
         C.V.

     -   Corporacion Novavision, S. de R. L. de C.V.

     -   Corporacion Novaimagen, S. de R. L. de C.V.

     -   Servicios Novasat, S. de R.L. de C.V.

     -   Servicios Corporativos de Telefonia, S. de R. L. de C.V. ("SECOTEL")

     SECOTEL was formed in July 2001, when the Company purchased the Call Center operation from an affiliate of Televisa (Note 8).

c.   Cash and cash equivalents -

     The Group considers all highly liquid temporary cash investments with original maturities of three months or less, consisting primarily of overnight deposits, obligations of the Mexican Government, deposits and bonds in U.S. financial institutions to be cash equivalents.

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

     Installation costs of antennas, low noise blocks ("LNBs") and accessories in subscribers' homes or businesses are capitalized in the line item antennas, LNBs and accessories, and are amortized over the estimated useful life of the asset, which is three years.

     When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in results of operations.

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

g.   Preoperating expenses -

     The Group deferred preoperating expenses incurred prior to the launch of its satellite pay television services in December 1996. Amortization was calculated using the straight-line method over a term of five years and amounted to Ps.49,136 in 2001. The preoperating expenses were fully amortized in November 2001.

h.   Seniority premiums and indemnities -

     Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as the obligations under the Company's noncontributory retirement plan for its employees, are recognized as expenses in the years in which the services are rendered, based on actuarial studies using the projected unit credit method.

     Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is charged to income in the year in which it becomes payable.

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

      The Group provides the DTH antenna, LNB and remote control to customers along with the IRD, but has retained title to the equipment. The IRD is included in fixed assets and is rented to customers under an operating lease. Rental revenues are recognized on a monthly basis.

      Advertising revenues are recognized at the time the advertising services are rendered.

k.    Advertising costs -

      Advertising expenses are expensed as incurred and amounted to Ps.201,194, Ps.212,123 and Ps.235,865 during the years ended December 31, 2003, 2002 and 2001 respectively.

l.    Capitalized financing costs -

      The Group capitalized the integral financing costs attributable to acquired assets during installation and preoperating expenses. Capitalized integral financing costs include interest costs, gains from monetary position and foreign exchange gains or losses, and are determined by reference to the Group's average interest cost for outstanding borrowings. No amounts were capitalized in 2003, 2002 and 2001.

m.    Risk concentrations -

      Financial instruments which potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Group maintains its cash and cash equivalents with various major financial institutions and are principally invested in obligations of the U.S. and Mexican governments. Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers throughout Mexico. The Group's policy is to require one month's payment in advance, to reserve for all accounts receivable greater than ninety days and to write off against the reserve all receivables greater than 120 days. Bad debt expense was Ps.96,741 in 2003, Ps.115,238 in 2002 and Ps.180,986 in 2001
      (Note 4).

      In order to provide DTH service to customers, the Group relies on the use of 12 KU-band transponders on the PAS 9 satellite. The use of these transponders is unprotected and, as a result, any long term disruption to one or more of the transmission signals could have a material adverse effect on the Group.

n.    Comprehensive loss -

      Comprehensive loss represents the net loss for the period presented in the income statement plus other results for the period reflected in equity owners' deficit which are from non-owner sources (Note 18).

o.    Evaluation of long-lived assets -

      The Group evaluates the recoverability of its long-lived assets to determine whether current events or circumstances warrant adjustment to the carrying value. Such evaluation may be based on current and projected income and cash flows from operations as well as other economic and market variables.

p.    Income tax -

      The recognition of deferred income tax is made by using the comprehensive asset and liability method. Under this method, deferred income taxes are calculated by applying the respective income tax rate to the temporary differences between the accounting and tax values of assets and liabilities at the date of the financial statements.

      The accrued effect required the recognition of a net deferred tax asset and corresponding valuation allowance, because available evidence did not indicate that there was a high probability of future taxable income to realize the deferred tax asset. Subsequent changes in deferred tax assets and liabilities and valuation allowances are recognized in income.

q.    New accounting bulletins -

      In January 2002, the MIPA issued Statement C-8, "Intangible Assets," effective as from January 1, 2003. This statement establishes criteria for the recognition of intangible assets, as well as their accounting treatment through particular valuation, disclosure and presentation regulations. The adoption of Statement C-8 did not have any impact on the Group's consolidated financial statements.

      In January 2002, the MIPA issued Statement C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments," effective as from January 1, 2003. This statement establishes the particular valuation, disclosure and presentation regulations of liabilities and provisions, as well as those for commitments and contingent assets and liabilities. The adoption of this Statement did not have any impact on the Group's financial statements.

      On January 1, 2004 the provisions of Statement C-15, "Impairment of Long-Lived Assets and Their Disposal," issued by the MIPA, became effective. This Statement contains general standards covering the identification and recording of losses due to impairment or reduction in value of long-lived assets, tangible or intangible, including goodwill. In addition, it also prescribes guidelines for valuation of long-lived assets. The Group does not expect the adoption of this standard to have any effect on its financial statement.

      In 2003, the MIPA issued new Statement C-12, "Financial Instruments Qualifying as Liabilities, Capital or Both" ("Statement C-12"), which highlights the differences between liabilities and stockholders' equity from the viewpoint of the issuer, as a basis for identifying, classifying and recording the liability and capital components of combined financial instruments in their initial recognition. The new Statement C-12 establishes the methodology for separating liabilities and stockholders' equity from the price received from the placement of combined financial instruments. That methodology is based on the residual nature of stockholders' equity and avoids the use of fair values affecting stockholders' equity in initial transactions. Additionally, it establishes that beginning on January 1, 2004, the initial costs resulting from the issuance of the combined instruments are assigned to liabilities and stockholders' equity in the same proportion as the amounts of the components recognized as liabilities and stockholders' equity; that the losses and incomes related to financial instrument components classified as liabilities are recorded in overall financing; and the yield distributions to owners of financial instrument components classified as stockholders' equity are charged directly to a capital account other than the income account for the year. Although this Statement C-12 became effective on January 1, 2004, it is not required when restating information for prior periods or when recognizing an initial accrued effect on the income for the year it is adopted, in accordance with the provisions established in the transitory paragraph of the Statement C-12. The Group does not expect that the adoption of this Statement will have a material effect on the consolidated financial statements.

NOTE 3 - EFFECTS OF INFLATION ON THE FINANCIAL STATEMENTS:

The consolidated financial statements of the Group have been prepared in accordance with Statement B-10, "Recognition of the Effects of Inflation on Financial Information," as amended ("Statement B-10"), which provides guidance for recognizing the effects of inflation. The financial statements of the Group are presented in Mexican Pesos in purchasing power as of December 31, 2003 in order to be comparable to financial information as of that date, as follows:

- The balance sheets have been restated in Mexican Pesos in purchasing power as of December 31, 2003 using the NCPI as of December 31, 2003.

- The statements of loss and changes in equity owners' deficit have been restated in Mexican Pesos in purchasing power as of December 31, 2003 using the NCPI for the month in which the transactions occurred.

The restatement of the financial statements has been applied in accordance with Statement B-10 guidelines as described below:

Restatement of non-monetary assets -

Property and equipment, except for equipment of non-Mexican origin, are restated using the NCPI. Equipment of non-Mexican origin, primarily satellite transponders, are restated using a Specific Index. The Specific Index is derived from inflation in the country of the assets' origin and the foreign currency exchange rate of the Mexican Peso against the currency of such country.

Property and equipment in use at the beginning of the year is depreciated based upon the restated carrying value of the assets and is recognized using the straight-line method over the estimated useful lives of the assets. Additions during the year are depreciated based on the restated value.

Restatement of equity owners' deficit -

Social parts and other equity owners' deficit accounts (other than the excess / deficit from restatement) include the effect of restatement, determined by applying the NCPI factor to the applicable period. The restatement represents the amount required to maintain the contributions and the accumulated results in Mexican Pesos in purchasing power as of December 31, 2003. The deficit / excess from restatement includes the result from holding non-monetary assets and is the cumulative difference between the cost of the non-monetary assets restated using NCPI and the restatement of such assets using the Specific Index.

Integral results of financing -

The gain or loss from monetary position represents the effects of inflation, as measured by the NCPI, on the monetary assets and liabilities of the Group at the beginning of each month. For the years ended December 31, 2003, 2002 and 2001, monetary liabilities exceeded monetary assets, resulting in gains from monetary position during the periods.

Statement of changes in financial position -

Statement B-12, "Statements of Changes in Financial Position" ("Statement B-12"), issued by the MIPA, specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant monetary units in accordance with the Third Amendment to Statement B-10. Statement B-12 identifies the generation and application of resources as the differences between beginning and ending financial statement balances in constant monetary units. The Statement also requires that monetary and foreign exchange gains and losses not be treated as non-cash items in the determination of resources provided by operations. The translation effects of operating assets and liabilities are included in the stated change of the related item.

Other accounts -

The following accounts are restated using the NCPI:

Debt issuance costs and related amortization
Leasehold improvements and related amortization
Intangible assets and related amortization

National Consumer Price Index (NCPI) -

Restatement of the financial statements to Mexican pesos in purchasing power as of December 31, 2003, in accordance with the Third Amendment to Statement B-10, requires restatement of the results for each month during each year using a factor derived from the change in the NCPI. The NCPI as of December 31, 2003, 2002 and 2001 was 106.996, 102.904 and 97.354 respectively.

NOTE 4 - TRADE ACCOUNTS RECEIVABLE, NET:

Trade accounts receivable, net includes the receivables from DTH services provided to subscribers, from the rental of IRD's and from the sale of advertising. Balances as of December 31, consist of:

                                                 2003             2002
                                                 ----             ----
Trade accounts receivable                    Ps. 182,568      Ps. 183,959
Allowance for doubtful accounts                  (70,261)         (76,046)
                                             -----------      -----------
                                             Ps. 112,307      Ps. 107,913
                                             ===========      ===========

The allowance for doubtful accounts for the years ended December 31, 2003, 2002 and 2001, was as follows:

                                  2003            2002            2001
                                  ----            ----            ----
Beginning balance             Ps. 76,046      Ps. 88,149       Ps. 15,431
Additions                         96,741         115,238          180,986
Write offs                      (102,526)       (127,341)        (108,268)
                              ----------      ----------       ----------
Ending balance                Ps. 70,261      Ps. 76,046       Ps. 88,149
                              ==========      ==========       ==========

NOTE 5 - PROPERTY AND EQUIPMENT, NET:

Property and equipment, net as of December 31, consists of:

                                                 2003              2002
                                                 ----              ----
Integrated receiver/decoders                Ps. 2,652,723     Ps. 2,650,006
Transmission equipment                            379,729           356,298
Antennas, LNBs and accessories                    800,989           576,586
Computer equipment                                487,865           318,009
Furniture                                          20,327            20,291
Transportation equipment                           20,437            21,811
Buildings                                             851             2,117
                                             ------------     -------------

                                                4,362,921         3,945,118
Accumulated depreciation                       (3,010,723)       (2,471,760)
                                             ------------     -------------

                                                1,352,198         1,473,358
Land                                                1,350             9,092
Equipment in progress                              32,425           121,426
Advances to suppliers                              11,706             2,516
                                            -------------     -------------

                                            Ps. 1,397,679     Ps. 1,606,392
                                            =============     =============

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was Ps.693,826, Ps.763,991 and Ps.741,622, respectively.

The Group recorded an impairment loss on certain transmission equipment and other equipment not in use of Ps.32,000 (which was included in "Transponder services - Solidaridad 2 and reorientation cost" line item) during the year ended December 31, 2002. As of April 2002, the Group ceased utilizing the service of the Solidaridad 2 satellite, continuing only with the services provided by the PAS-9 satellite. At that date, transmission equipment with a book value of Ps.39,868 associated with Solidaridad 2 was held by the Group and the Group decided to recognize an impairment charge amounting to Ps.32,000 for the equipment that could not be utilized by the PAS-9 satellite, and to create a spare-part inventory for the remaining Ps.7,868 of transmission equipment that could be utilized by the PAS-9 satellite.

At December 31, 2003 and 2002, IRDs, transmission equipment, computer equipment and transportation equipment include restated assets which are of a non-Mexican origin of Ps.324,318 and Ps.442,031, respectively, net of accumulated depreciation. Computer equipment includes Ps.178,765 and Ps.16,950 of capitalized software costs as of December 31, 2003 and 2002, respectively.

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

The concession authorizing the use of PAS-9 was granted by the Federal Government through the SCT in November 2000. Under the terms of this concession, the Group is bound to offer the service of paid television via DTH satellite for a three-year term starting in November 2000, in the Municipalities or City Districts where 40% of the total population of the coverage area dwells, as per the most recent census information available. The process of migrating customers from Solidaridad 2 to PAS-9 started in November 2000 and ended in March 2002. The Group stopped using the services of Solidaridad 2 in early April 2002.

The Group recorded an asset equal to the net present value of the U.S.$1.7 million per month payments and the U.S.$11.7 million credit. The balance of the satellite transponders as of December 31, is as follows:

                                                  2003                2002
                                                  ----                ----
Satellite transponders                       Ps.  1,611,565      Ps.  1,528,092
Accumulated depreciation                           (358,126)           (237,703)
                                             --------------      --------------
                                             Ps.  1,253,439      Ps.  1,290,389
                                             ==============      ==============

Amortization of satellite transponders in 2003, 2002 and 2001 was Ps.107,438, Ps.101,873 and Ps.92,474, respectively.

The Group's future obligation from the PAS-9 agreement, determined using the Group's incremental borrowing rate at the lease commencement date of 11.5%, is as follows:

                                                  Total
                                                  -----
2004                                         Ps.    228,990
2005                                                228,990
2006                                                228,990
2007                                                228,990
2008                                                228,990
Thereafter                                        1,531,053
                                             --------------

                                                  2,676,003

Less: amount representing interest               (1,207,610)
                                             --------------

                                             Ps.  1,468,393
                                             ==============

Interest expense recognized during the years ended December 31, 2003, 2002 and 2001 was Ps.169,866, Ps.166,118 and Ps.170,043, respectively.

The obligation is reflected on the consolidated balance sheet as of December 31, as follows:

                                                        December 31,
                                                        ------------
                                                  2003               2002
                                                  ----               ----
Current portion                              Ps.     63,523     Ps.     54,914
Long-term portion                                 1,404,870          1,423,323
                                             --------------     --------------
Total obligations                            Ps.  1,468,393     Ps.  1,478,237
                                             ==============     ==============

The obligations of the Group under the PAS-9 agreement are proportionately guaranteed by the Group's equity owners in relation to their respective ownership interests.

NOTE 7 - DEFERRED COSTS, NET:

Deferred costs, net as of December 31, consist of:

                                                  2003               2002
                                                  ----               ----
Debt issuance costs, net (a)                 Ps.     51,280     Ps.     76,707
Leasehold improvements, net (b)                       6,927              8,970
                                             --------------     --------------

                                             Ps.     58,207     Ps.     85,677
                                             ==============     ==============

a.    Debt issuance costs

                                                  2003               2002
                                                  ----               ----
Old Senior Notes (1)                         Ps.     42,268     Ps.    179,475
New Senior Notes (2)                                 39,427                 --
                                             --------------     --------------

                                                     81,695            179,475
Less:  Accumulated amortization                     (30,415)          (102,768)
                                             --------------     --------------

Total capitalized expenses, net              Ps.     51,280     Ps.     76,707
                                             ==============     ==============

(1) During 2003, the Group expensed as a non-recurring item, Ps.45,681 corresponding to the unamortized debt issuance costs in respect of noteholders that accepted to exchange their Old Senior Notes for the New Senior Notes (Note 10). The remaining Ps.12,840 corresponds to the proportional debt issuance cost of the Old Senior Notes that were not exchanged, which will continue to be amortized over the remaining term of the Old Senior Notes.

(2)   Fees and expenses incurred for the issuance of the New Senior Notes (Note
      10), will be amortized over the term of the New Senior Notes.

      Amortization of debt issuance costs was Ps.16,397, Ps.17,936 and Ps.17,936 in 2003, 2002 and 2001, respectively.

b.    Leasehold improvements

Amortization of leasehold improvements was Ps.3,668, Ps.9,896 and Ps.6,324 in 2003, 2002 and 2001, respectively.

NOTE 8 - INTANGIBLE ASSETS, NET:

Intangible and other assets, net are amortized using the straight-line method over a period of five years. Balances as of December 31, consist of:

                                                   2003              2002
                                                   ----              ----
Noncompetition agreement (a)                 Ps.         --     Ps.    181,224
Call Center Operations (b)                            9,784              9,784
                                             --------------     --------------
                                                      9,784            191,008
Accumulated amortization                             (4,729)          (183,998)
                                             --------------     --------------

                                             Ps.      5,055     Ps.      7,010
                                             ==============     ==============

(a) Consists mainly of a noncompetition agreement and certain rights for the use of transponders acquired in 1997, both of which were fully amortized in 2002.

(b) Consist mainly of software and other licenses for the Call Center operation that was acquired from an affiliate of Televisa in 2001.

NOTE 9 - TRANSACTIONS WITH AFFILIATED COMPANIES AND OTHER RELATED PARTIES:

The principal transactions of the Group with affiliated companies and related parties are:

                                                       2003               2002               2001
                                                       ----               ----               ----
Borrowings and accrued interest from
  equity owners (Note 11)                         Ps.         --     Ps.  4,081,469     Ps.  3,188,805
Broadcasting services, Florida (a)                        85,209             85,375             95,784
Programming (b)                                          204,846            186,096            149,234
Special events programming (c) (i)                       123,883            190,493            147,744
Advertising costs (d)                                    126,010            133,094            146,213
Royalties (e)                                             62,627             45,983             99,230
Call Center services (f)                                      --                 --             74,525
Broadcasting services, Mexico City (g)                    45,410             40,066             37,695
Fixed asset acquisitions                                      --             12,206             23,985
Acquisition of smart cards                                11,706             10,486             54,191
Finance costs (Note 11)                                  213,806            296,609            223,373
Management and administrative services                     2,166              7,530             21,329
Maintenance services                                       3,917             13,105             11,692
Advertising revenue                                       25,896             29,854             32,894
Transmission services, income                              6,106              7,457              6,692
Other                                                        662              8,141              2,310

(a) The Group has an agreement with DTH TechCo Partners, an affiliate of both Televisa and News Corporation, for play-out, uplink and downlink of signals and compression services. Costs for these services are anticipated to be approximately U.S.$8.0 million per year.

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

(e) Royalties paid to an affiliate of News Corporation consist of license, security and access fees and charges for the use of certain technology. The monthly fees and charges are based on the total number of smart cards, new subscribers during the period and the number of IRD's purchased.

(f) Until June 30, 2001, the Group received call processing services and customer care from an affiliate of Televisa. As described in Note 2.b., the Group purchased the call center operations from Televisa for Ps.25,123.

(g) The Group purchases uplink and downlink, playout and compression services from an affiliate of Televisa for operations conducted in the Mexico City broadcast facility.

The outstanding balances due to affiliates and other related parties, excluding equity owners' loans and accrued interest, as of December 31, are as follows:

                                                       2003               2002
                                                       ----               ----
Televisa and subsidiaries (h)                     Ps.    365,827     Ps.    392,841
News Corporation and subsidiaries                         60,453             57,829
                                                  --------------     --------------

                                                  Ps.    426,280     Ps.    450,670
                                                  ==============     ==============

(h) Amount includes the liability for the prepaid advertising to Televisa. On December, 2003, the Group entered into one-year advertising agreements with Televisa and subsidiaries for Ps.125,000, covering the period January 1, 2004 to December 31, 2004. In December 2002, the Group entered into one-year advertising agreement amounting to Ps.120,000, covering the period January 1, 2003 to December 31, 2003. The prepaid advertising is amortized as the advertising is aired.

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

      In consideration for the right to distribute all of the licensed events, the Group should pay Televisa a total license fee amounting to U.S.$15 million pro rata during the term, as follows:

      -     U.S.$6 million for all programming licensed during 2001;

      -     U.S.$6 million for all programming licensed during 2002; and

      - The remaining U.S.$3 million for all programming licensed thereafter until the end of the summer soccer season for 2003.

      During 2003, the Group entered into an agreement with Televisa amounting approximately U.S.$4.6 million for all programming licensed thereafter until the end of the winter soccer season for 2003 and approximately U.S.$4.9 million for all programming licensed of summer soccer season for 2004.

      The Group has engaged the law firm of Mijares, Angoitia, Cortes y Fuentes, S.C. to advise them on various legal issues. Two of their partners, currently on leave from the partnership, serve as members of our Board. The fees paid to this law firm during 2003 and 2001 were Ps.437 and Ps. 148, respectively. We did not pay any legal fees in 2002.

NOTE 10 - SENIOR NOTES:

The Senior Notes consist of the following balances as of December 31:

                                                       2003               2002
                                                       ----               ----
New Senior Notes (a)                              Ps.  3,367,500     Ps.         --
Old Senior Notes (b)                                     987,800          4,080,175
                                                  --------------     --------------

                                                  Ps.  4,355,300     Ps.  4,080,175
                                                  ==============     ==============

(a) On September 19, 2003 the Group completed the offering of U.S.$300 million of its Senior Notes due 2013 ("New Senior Notes"). The New Senior Notes bear interest at a coupon rate of 9.375%, payable semiannually on March 19 and September 19 of each year, commencing March 19, 2004. Interest will be computed on the basis of a 360-day year or twelve 30-day months. The New Senior Notes are unsecured and unsubordinated indebtedness of the Group and contain certain covenants relating to the Group, including covenants with respect to: (i) limitations on additional indebtedness; (ii) limitations on liens; (iii) limitations on sales and leasebacks; (iv) limitations on restricted payments; (v) limitations on asset sales; and
      (vi) limitations on certain mergers, consolidations and similar transactions.

      The Group may, at its own option, redeem the New Senior Notes, in whole or in part, at any time on or after September 19, 2008 at the following redemption prices (expressed in percentages of the principal amount), plus accrued and unpaid interest, if any:

 If redeemed during the
   twelve-month period                       Redemption
commencing September 19,                     Percentage
-----------------------                      ----------
          2008                                104.6875
          2009                                103.1250
          2010                                101.5625
          2011                                100.0000

      In addition, on or before September 19, 2006, the Group may, at its own option and subject to certain requirements, use the proceeds from one or more qualified equity offerings to redeem up to 35% of the aggregate principal amount of the New Senior Notes at 109.375% of their principal amount, plus accrued and unpaid interest.

      The net proceeds from the offering of the New Senior Notes were used to redeem on October 20, 2003 U.S.$287.0 million in principal amount of the Group's 12-7/8% Old Senior Notes due 2007 (see below), and to pay a redemption premium of U.S.$9.2 million, and fees and expenses relating to the transaction of U.S.$3.8 million (Note 7-a).

(b) In 1997, the Group concluded an offering of U.S.$375 million of its Senior Notes due 2007 ("Old Senior Notes"). The Old Senior Notes bear interest at a rate of 12-7/8% and are redeemable at the option of the Group, in whole or in part, at any time on or after April 1, 2002, initially at 106.4375% of their principal amount, plus accrued interest, declining ratably to 100% of their principal amount, plus accrued interest, on or after April 1, 2004. Interest on the Old Senior Notes is payable semi-annually on April 1 and October 1 of each year and commenced on October 1, 1997. The Old Senior Notes are uncollateralized, unsubordinated indebtedness of the Group and contain certain covenants similar to the New Senior Notes.

      The U.S.$88 million in Old Senior Notes that were not exchanged will continue to accrue interest at 12-7/8% per annum, and remain outstanding in accordance with their original terms.

NOTE 11 - EQUITY OWNERS' LOANS:

Effective September 9, 2003, the Group's equity owners capitalized all outstanding principal amounts of the loans made by them to the Group totaling Ps.3,438,958 as well as the portion of accrued interest as of such date which amounted to Ps.899,016. After giving effect to the capitalization, the Group's equity owners, Televisa, News Corporation and Liberty Media, continue to indirectly own 60%, 30% and 10% of Innova, respectively.

The equity owners' loans, which were all made on a pro rata basis by the Group's equity owners, incurred interest at an annual rate of 9% and were payable in full ten years from the date of issuance. The maturity date of any individual loan could be accelerated or otherwise modified upon joint agreement of the equity owners and the Group.

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

The fair value of the Senior Notes is based on quoted market prices. The estimated fair value of these instruments at December 31, 2003 and 2002 is as follows (amounts in thousands):

                                                  Carrying value       Fair value
                                                  --------------       ----------
December 31, 2003          New Senior Notes       U.S.$  300,000     U.S.$  307,890
                           Old Senior Notes       U.S.$   88,000     U.S.$   89,100

December 31, 2002          Old Senior Notes       U.S$   375,000     U.S.$  330,000

The Senior Notes are thinly traded financial instruments. Accordingly, their market price at any balance sheet date may not be representative of the price which would be obtained in a more active market.

In 2002 management was unable to estimate the fair value of the equity owners' loans due to their nature.

NOTE 13 - COMMITMENTS AND CONTINGENCIES:

a. In 1996, the Group signed an agreement with an affiliate of News Corporation to acquire and implement a conditional access system. This system includes Smart Cards which decode satellite signals and control access by subscribers. In 1999, the Group acquired a subscriber management system (SMS) designed specifically for DTH services. Under these arrangements, the Group estimates that the 2004 commitment will approximate U.S.$11.6 million for royalties, licenses and maintenance of the foregoing systems. In 2003, 2002, and 2001, the Group incurred expenses of U.S.$7.2 million, U.S.$5.9 million and U.S.$9.7 million, respectively.

      The Group has entered into agreements with Televisa and an affiliate of Televisa to provide uplink and downlink, playout and compression services at the Mexico City station. The annual commitments are estimated to be approximately U.S.$4.0 million per year. The Group incurred expenses of U.S.$4.1 million in 2003, U.S.$3.9 million in 2002 and U.S.$3.8 million in 2001.

      The Group entered into several contracts with programming providers, establishing that the amounts payable to the programmers will be based on the number of subscribers. These charges totaled Ps.729,608, Ps.683,424 and Ps.676,234 for the years ended December 31, 2003, 2002 and 2001, respectively.

b.    The Group entered into two related agreements with CSG Software, Inc.
      (CSG), on June 12, 2002 under which CSG provides: a) A non-exclusive, perpetual license for the use of the software "Kenan" to provide billing and order management to licensed subscribers, besides installation and implementation of the system, training and support services and, b) consulting services.

      Under the Software License and Service Agreement, the Group paid U.S.$2.9 million to CSG for a license capacity of up to 1,125,000 subscribers. However, the Group can purchase additional capacity according to the subscriber base growth at an additional cost per every 100,000 subscribers. Technical support in Mexico will be available for the first 24 months following the date on which live production of the system begins, the annual cost for this service will be U.S.$585,600. It is possible in accordance with the agreement to use the Kenan system for other DTH platform in case of merger, acquisition or combination of platforms. The new SMS was placed in service on November 2003.

      Under the Consulting Services agreement, CSG provided management and technology consulting, advisory and integration services related to the implementation of the Kenan end-to-end integrated solution, as well as the required interfaces with the Group's Siebel and NDS software currently in operation, in accordance with a Implementation Planning and Analysis process (IPA), previously agreed with the Group. The total cost of these services is U.S.$4.4 million. As of December 31, 2003, U.S.$3.8 million were paid and the U.S.$0.6 million remaining will be payable upon completion of certain agreed milestones.

c. In January 2002, the Group executed an agreement with TV Azteca to begin paying them for the rights to rebroadcast their over-the-air Channels 7 and 13. It has also committed to purchase up to U.S.$10.6 million in advertising from TV Azteca over three years and received rights to broadcast certain soccer matches and an option for exclusive broadcast rights after 2004. Prior to May 1, 2002, the Group was permitted to rebroadcast these over-the-air channels at no cost. The remaining commitment under this agreement amounted to U.S.$4.2 million on December 31, 2003.

d. Since January 1st 2002, a 10% federal excise tax was imposed on the collected revenues from the Group's pay television services. In February 2002, the Group filed a petition for constitutional relief against the Legislative Decree, which contains the amendments to the law regarding the excise tax. On August 15, 2003, the Group received a favorable resolution for the excise tax paid in 2002; such resolution generated a tax return which is in process. The resolution for the excise tax paid in 2003 is still pending (Note 15c).

NOTE 14 - SOCIAL PARTS:

The social parts as of December 31, 2003 and 2002, is represented by four and three partnership interests, respectively, of unequal value distributed as follows:

December 31, 2003:

Partnership Interest           Subseries              Amount
--------------------           ---------              ------
          1                       A-1             Ps.    880,752
          1                       B-1                    440,375
          1                       B-2                    146,792
          1                        C                   4,859,313

December 31, 2002:

Partnership Interest           Subseries              Amount
--------------------           ---------              ------
          1                       A-1             Ps.  1,193,555
          1                       B-1                    596,777
          1                       B-2                    198,926

As discussed in Note 11, effective September 9, 2003, the Group's equity owners capitalized all loans made by them. These loans were capitalized in exchange for a proportionate interest in Innova Holdings, S. de R. L. de C.V. ("Innova Holdings"), a newly created company. Innova Holdings is the holder of a 100% of Series "C" partnership interest, described below.

Series "A" is composed of a partnership interest initially representing 13.92% (60% in 2002) of the total social parts. The Series "A" partnership interest may be subscribed to only by persons of Mexican nationality.

Series "B" is composed of a partnership interest initially representing 9.28% (40% in 2002) of the total social parts. The Series "B" partnership interest is unrestricted as to ownership and therefore, may be acquired by Mexican investors and foreign natural and legal persons or by persons, companies or entities that are included in Article 2, Section III of the Foreign Investments Law.

Series "C" is composed of a partnership interest initially representing 76.80% of the social parts. The Series C interests are owned by Innova Holdings and have limited voting rights.

Dividends paid are not subject to income tax if paid from the Net Tax Profit Account and will be taxed at a rate that fluctuates between 4.62% and 7.69% if they arise from the reinvested Net Tax Profit Account. Any excess over this account is subject to a tax equivalent to 49.25% and 47.06% depending on whether paid in 2004 and 2005 respectively. The tax is payable by the company and may be credited against its income tax in the same year or the following two years. Dividends paid are not subject to tax withholding.

The ability of the Group to declare dividends is restricted by the New and Old Senior Notes indentures.

In the event of a capital reduction, any excess of equity owners' equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same tax treatment as dividends.

NOTE 15 - RESTRUCTURING AND NON-RECURRING ITEMS:

a. The restructuring charges in 2003, 2002 and 2001 consisted of severance costs in connection with employee terminations.

b. As a result of the restructuring of the Senior Notes, the Group recognized a nonrecurring loss in the amount of Ps.145,154 (net), which is mainly composed of the Premium on redemption payment and the unamortized cost of debt issuance corresponding to the Old Senior Notes that were exchanged for the New Senior Notes (Note 7).

c. On October 30, 2003, the Federal Executive approved a temporary tax incentive equal to 100% of the 10% excise tax on telecommunications, effective November 1, 2003 and applicable only to the tax triggered from this date up to December 31, 2003. Therefore, during the months of November and December 2003, the Group recorded, the derived effects of the tax incentive above mentioned amounting Ps.39,978, as a non-recurring charge.

d. During 2000, the Group recognized a nonrecurring charge of Ps.448,066 relating to the redundant use of the transponders on the Solidaridad 2 satellite once the PAS-9 satellite became operational, and for the increased costs to re-orientate customers' antennas to PAS-9 in a short period of time. The process of migrating customers from Solidaridad 2 to PAS-9 started in November 2000 and finally ended in March 2002. As explained in Note 5, the Group recorded an impairment charge of Ps.32,000 in April 2002 that related to certain transmission equipment associated with Solidaridad 2. This impairment loss, together with the payments for the use of Solidaridad 2 in the first quarter of 2002 amounting to Ps.14,747, was offset by the reversal of unutilized amounts raised in 2000 amounting to Ps.19,782, and reflected as a nonrecurring charge of Ps.26,965 in 2002.

NOTE 16 - ACCUMULATED LOSSES:

Under Mexican Corporate Law, interested third parties can request the dissolution of the Group if accumulated losses exceed two-thirds of social parts. At December 31, 2003, the Group's accumulated losses exceeded its social parts. Although the Group believes it is unlikely such action will occur, the Group, obtained from Televisa and News Corporation, a commitment to provide financial support to the Group for a period of one year from the balance sheet date, in proportion to their respective ownership interests, if required, to avoid such action.

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

NOTE 17 - PROVISION FOR INCOME TAX ("IT"), ASSETS TAX ("AT") AND EMPLOYEES' STATUTORY PROFIT SHARING:

Tax losses can be carried forward for up to ten years and offset against any profits that the Group or Televisa may generate during that period in accordance with the Income Tax Law.

At December 31, 2003, the Group had total tax loss carryforwards of Ps.8,186,538, which will under certain circumstances, be carried forward over ten years from the period that the respective tax loss was generated in:

Year of Expiration                   Amount
------------------                   ------
       2004                    Ps.            5
       2005                                   8
       2006                             329,627
       2007                           1,280,271
       2008                           1,960,492
       2009                             700,095
       2010                             935,254
       2011                             731,074
       2012                           1,567,244
       2013                             682,468
                               ----------------

                               Ps.    8,186,538
                               ================

The following items represent the principal differences between income taxes computed at the statutory rate and the Group's provision for income taxes:

                                                       2003                2002                2001
                                                       ----                ----                ----
Tax at the statutory rate 34% in 2003 (35%
in 2002 and 2001) on loss before taxes            (Ps.   311,690)     (Ps.   616,147)     (Ps.   132,165)
Differences in restatement                               127,429              93,409             (15,922)
Valuation allowance                                      226,293             604,980             315,019
Deferred advertising                                      (3,991)            (13,857)            (10,300)
Depreciation and amortization                             (9,986)            (44,785)             22,688
Debt issuance costs                                        7,830               3,629               3,836
Provisions                                               (28,625)            (11,506)           (165,622)
Deferred income                                           16,010              (7,607)            (11,156)
Other                                                    (23,270)             (8,116)             (6,378)
                                                  --------------      --------------      --------------
Provision for income tax                                      --                  --                  --
Assets tax                                               117,050             (78,536)            (48,126)
                                                  --------------      --------------      --------------
Total                                             Ps.    117,050      Ps.    (78,536)     Ps.    (48,126)
                                                  ==============      ==============      ==============

Deferred taxes at December 31, 2003 and 2002, were generated by the following temporary differences and tax loss carryforwards:

                                                       2003                2002
                                                       ----                ----
Prepaid expenses                                  (Ps.    17,674)     (Ps.    13,815)
Other deferred costs                                       5,608              38,195
Property and equipment                                    92,302             131,500
Deferred income                                           45,526              38,699
Accrued expenses                                         110,275             168,448
Satellite transponders, net                               70,935              63,869
Debt issuance costs                                      (13,131)            (26,080)
Tax loss carryforwards                                 2,701,558           2,551,632
                                                  --------------      --------------

                                                       2,995,399           2,952,448

Valuation allowance                                   (2,995,399)         (2,952,448)
                                                  --------------      --------------

Deferred income tax                               Ps.         --      Ps.         --
                                                  ==============      ==============

Employees' statutory profit sharing in Mexico is determined for each subsidiary individually, not on a consolidated basis. There is no employees' statutory profit sharing deferred tax as of December 31, 2003 and 2002.

Pursuant to the tax legislation in force, the Company must pay annually the greater of the IT or the AT, which is determined on the average value of assets less certain liabilities. When the AT payments are greater than IT, they are recoverable against the IT in excess of the AT from the three prior years and the ten subsequent years. In 2003, 2002 and 2001 the asset tax rate was 1.8%. Under Mexican law, taxpayers cannot deduct from their asset tax basis debt contracted with nonresident companies or financial intermediaries. The Group challenged these provisions of Mexico's asset tax law but at the same time, and in order to avoid penalties and interest payments in the event the Group could lose the appeal, the Group paid Ps.43,284 of tax on assets for the year ended December 31, 2001, Ps.45,189 for the year ended December 31, 2002, and Ps.7,531 for the months of January and February 2003. On March 19,
2003, the court issued a resolution in the Group's favor, allowing the Group to deduct debts payable to nonresidents from the asset tax basis. In addition, subsequent to March 19, 2003, the Group has recovered the amounts previously paid as described above.

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

NOTE 18 - COMPREHENSIVE LOSS:

Comprehensive loss for the years ended December 31, 2003, 2002 and 2001, was as follows:

                                                                      2003                2002                2001
                                                                      ----                ----                ----
Loss per consolidated statement of loss                          (Ps.   798,653)     (Ps. 1,838,955)     (Ps.   425,741)
Result from holding non-monetary assets for the year                    107,777             170,801            (133,610)
Supplementary liability for labor obligations                                40                (123)                (16)
                                                                 --------------      --------------      --------------

Comprehensive loss for the year                                  (Ps.   690,836)     (Ps. 1,668,277)     (Ps.   559,367)
                                                                 ==============      ==============      ==============

NOTE 19 - FOREIGN CURRENCY POSITION:
-----------------------------------

a. The foreign currency position of monetary items of the Group at December 31, 2003 and 2002, were as follows:

      2003:

                            Foreign currency      Year-end      Mexican pesos
Currency                  amounts (thousands)   Exchange rate    (thousands)
--------                  -------------------   -------------   -------------
Assets:
U.S. Dollars                      42,331            11.225      Ps.   475,165

Liabilities:
U.S. Dollars                     574,056            11.225          6,443,779

      2002:

                            Foreign currency      Year-end      Mexican pesos
Currency                  amounts (thousands)   Exchange rate    (thousands)
--------                  -------------------   -------------   -------------
Assets:
U.S. Dollars                      21,391            10.464      Ps.   223,835

Liabilities:
U.S. Dollars                     935,999            10.464          9,794,294

b. The foreign currency position of non-monetary items of the Group at December 31, 2003 and 2002, were as follows:

      2003:

                           Foreign currency       Year-end      Mexican pesos
Currency                  amounts (thousands)   Exchange rate    (thousands)
--------                  -------------------   -------------   -------------
Property and equipment:
U.S. Dollars                    22,755              11.225          255,425
Pounds Sterling                  2,210              20.32            44,907
Yen                             37,031               0.1070           3,962
Canadian dollar                    277               8.91             2,468

Satellite transponders:
U.S. Dollars                   104,396              11.225        1,171,845

      2002:

                           Foreign currency        Year-end     Mexican pesos
Currency                  amounts (thousands)   Exchange rate    (thousands)
--------                  -------------------   -------------   -------------
Property and equipment:
U.S. Dollars                      32,674            10.464      Ps.   341,901
Pounds Sterling                    3,364            17.00              57,188
Yen                               46,674             0.0899             4,196
Canadian dollar                      360             6.69               2,408

Satellite transponders:
U.S. Dollars                     113,344            10.464          1,186,032

c. Transactions during 2003, 2002 and 2001 in foreign currencies included in the consolidated statements of loss were as follows:

      2003:

                                                        Foreign
                                                        currency   Year-end       Mexican
                                                        amounts    exchange        Pesos
                                      Currency        (thousands)  rate (1)   (thousands) (1)
                                      --------        -----------  --------   ---------------
Interest income                     U.S. Dollars         1,079      11.225    Ps.     12,112
Costs and expenses:
  Transponder expense               U.S. Dollars        20,400      11.225           228,990
  Broadcasting                      U.S. Dollars        12,536      11.225           140,717
  Programming                       U.S. Dollars        64,300      11.225           721,768
  Royalty fees                      U.S. Dollars         5,769      11.225            64,757
  Other expenses                    U.S. Dollars         9,163      11.225           102,855
  Interest expense                  U.S. Dollars        76,643      11.225           860,318

      2002:

                                                        Foreign
                                                        currency   Year-end       Mexican
                                                        amounts    exchange        Pesos
                                      Currency        (thousands)  rate (1)   (thousands) (1)
                                      --------        -----------  --------   ---------------
Interest income                     U.S. Dollars            74      10.464    Ps.        774
Costs and expenses:
  Transponder expense               U.S. Dollars        21,900      10.464           229,162
  Broadcasting                      U.S. Dollars        12,663      10.464           132,506
  Programming                       U.S. Dollars        58,800      10.464           615,283
  Royalty fees                     Pounds Sterling         652      17.00             11,084
  Royalty fees                      U.S. Dollars         3,605      10.464            37,723
  Other expenses                    U.S. Dollars         3,552      10.464            37,168
  Interest expense                  U.S. Dollars        79,974      10.464           836,848

      2001:

                                                        Foreign
                                                        currency   Year-end       Mexican
                                                        amounts    exchange        Pesos
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

As of December 31, 2003 and 2002, the exchange rate between the Mexican Peso and the U.S. Dollar was Ps.11.225 and Ps.10.464 per U.S. dollar, respectively, which represents the interbank free market exchange rate as of those dates as published by Banco de Mexico, S.A. As of January 30, 2004, the exchange rate was Ps.11.0843 per U.S. dollar, which represents the interbank free market exchange rate as of that date as published by Banco de Mexico, S.A.

NOTE 20 - DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP:

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

The principal differences between Mexican GAAP and U.S. GAAP that affect net loss and total equity owners' deficit are described below:

Deferred preoperating expenses and advertising costs

Under Mexican GAAP, it is acceptable to defer certain preoperating expenses and advertising costs and amortize these expenses over the life of the expected benefit. Under U.S. GAAP, these items are expensed as incurred. In 2001, the remaining capitalized amount under Mexican GAAP was fully amortized.

Solidaridad 2 and satellite reorientation costs

Under Mexican GAAP, the Group recognized a non-recurring loss of Ps.448,066 during the year ended December 31, 2000 for the redundent use of the transponders on the Solidaridad 2 satellite once the PAS-9 satellite became operational and for the increased costs to reorientate customer's antennas to PAS-9 in a short period of time.

Under U.S. GAAP, the Group continued to use the Solidaridad 2 satellite to provide services to its customers through the termination of the Solidaridad 2 agreement. Accordingly, the monthly payments cannot be recognized as a one time loss, and the Group must continue using the straight-line method in accounting for the agreement. In addition, the satellite reorientation costs are expensed as incurred as a part of operating expenses.

The Group fully utilized the provision recognized under Mexican GAAP in 2001, but only discontinued the use of the Solidaridad Satelite on March 31, 2002. Accordingly, the monthly payment for the use of Solidaridad 2 were expensed as incurred under both Mexican and U.S. GAAP for the three months ended March 31, 2002.

Maintenance reserve and smart cards replacement

Under Mexican GAAP, it is acceptable to accrue for certain expenses which management believes will be incurred in subsequent periods. Under U.S. GAAP, these costs are expensed as incurred.

Capitalization of financing costs

Mexican GAAP allows, but does not require, capitalization of integral financing costs attributable to acquired assets during installation and preoperating expenses. In 1996, the Group capitalized integral financing costs attributable to those assets as part of its preoperating expenses and was fully amortized in 2001. Capitalized integral financing costs include interest expense, gains from monetary position and foreign exchange losses.

U.S. GAAP requires the capitalization of interest during construction and installation of qualifying assets. In an inflationary economy, such as Mexico's, acceptable practice is to capitalize interest net of the monetary gain on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. In addition, U.S. GAAP does not allow the capitalization of foreign exchange losses or the capitalization of financing costs on deferred expenses. These assets were fully amortized in 2001 under Mexican GAAP.

No interest costs were capitalized for the years ended December 31, 2003, 2002 and 2001.

Restatement of property and equipment

Effective January 1, 1997, the Group adopted the Fifth Amendment to Bulletin B-10 which eliminated the use of replacement costs for the restatement of property and equipment and instead, included an option of using the Specific Index for the restatement of equipment of non-Mexican origin. The Group has elected to apply the Specific Index option for determining the restated balances of equipment of non-Mexican origin under Mexican GAAP. For U.S. GAAP purposes, the use of an index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant currency. Hence for U.S. GAAP purposes, property and equipment are restated by the NCPI and the difference in depreciation expense and carrying value are recognized in the net income and equity owners' equity adjustments, respectively.

Revenue recognition

The Group provides the antenna, LNB and accessories to new subscribers, together with the IRD, for a set monthly rental fee, retaining title and ownership of all the equipment. The Group also uses intermediate parties to perform certain customer acquisition and installation services on its behalf. Under Mexican GAAP, the Group records as revenue amounts received from these intermediate parties. Under U.S. GAAP, the Group follows the guidance of Emerging Issues Task Force Summary No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," pursuant to which it has determined that it serves as principal in these transactions and that it should record as revenue amounts billed to the subscriber, as ultimate customer. The accompanying condensed consolidated statement of loss under U.S. GAAP for the years ended December 31, 2003 and 2002 therefore include an adjustment to reflect as revenue the amounts billed to subscribers and not the amounts received from intermediate parties. The adjustment for the year ended December 31, 2001 was not material.

In addition, under Mexican GAAP, initial non-refundable subscription fees are recognized upon activation of the new subscriber's DTH services. Under U.S. GAAP, initial non-refundable subscription fees are recognized over the period that a new subscriber is expected to remain a customer (estimated to be 3 years). Customer acquisition costs directly attributable to the income are recognized over the same period under U.S. GAAP. Those customer acquisition costs in excess of the initial non-refundable subscription fee revenues, are expensed as incurred.

Initial non-refundable subscription fees for the year ended December 31, 2003, 2002 and 2001 amounted to Ps.121,457, Ps.150,679 and Ps.172,492, respectively.
Under U.S. GAAP, deferred initial non-refundable subscription fee revenues of approximately Ps.199,127, Ps.202,807 and Ps.141,356 were recorded as of December 31, 2003, 2002 and 2001, respectively. In addition, customer acquisition costs which are expensed immediately under Mexican GAAP, have been deferred to match and equal initial non-refundable subscription revenues; therefore at December 31, 2003, 2002 and 2001, deferred costs under U.S. GAAP also amounted to Ps.199,127, Ps.202,807 and Ps.141,356, respectively. Initial non-refundable subscription revenues (which are matched by customer acquisition costs) that have been recognized during the year amount to Ps.129,653 (Ps.81,606 and Ps.31,144 in 2002 and 2001, respectively).

These U.S. GAAP adjustments did not have any impact on operating or net loss in 2003, 2002 or 2001.

Presentation in the financial statements - Restructuring and non-recurring items

Under Mexican GAAP, the Group recognizes various costs as "Restructuring and non-recurring items," which would be considered operating expenses under U.S. GAAP. Such costs primarily include severance costs in connection with employee terminations, the derived effects of the 10% excise tax on telecommunications, costs related to the redundant use of the Solidaridad 2 satellite and the increased costs to reorient customer's antennas to

PAS-9 in a short period of time (see Note 15).

In addition, during the year ended December 31, 2003, the provisions of Statement of Financial Accounting Standard ("SFAS") No. 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," became effective for the Group. As a result, the Group is not allowed to classify the loss on the restructuring of the Senior Notes as an extraordinary item, since the restructuring of the Senior Notes did not meet the criteria of Accounting Principles Board Opinion No. 30. Accordingly, the loss on restructuring of Senior Notes, which is comprised of the redemption premium on the Old Senior Notes (see Note 10) and the unamortized cost of debt issuance costs corresponding to the Old Senior Notes that were exchanged for the New Senior Notes (see Note 7), are classified as part of income from continuing operations under U.S. GAAP.

Deferred income taxes

Under Mexican GAAP, the Group follows the guidelines of amended Bulletin D-4 in accounting for income taxes. Bulletin D-4 is similar to U.S. GAAP, Statement of Financial Accounting Standards No. 109 ("SFAS 109") "Accounting for Income Taxes," in many respects.

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

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, applying SFAS 109 at December 31, 2003 and 2002, are as follows:

                                            2003            2002
                                       --------------  --------------
Deferred income tax liabilities:
Current:
Prepaid expenses and other             (Ps.    17,674) (Ps.    82,769)
                                       --------------  --------------
Total current                                 (17,674)        (82,769)

Non-current:
Debt issuance costs                           (13,131)        (26,080)
                                       --------------  --------------
Total deferred income tax liabilities         (30,805)       (108,849)
                                       --------------  --------------
Deferred income tax assets:
Current:
Satellite transponders, net                    70,935          74,428
Accrued expenses                              105,271         164,218
Deferred income                                45,526         107,654
                                       --------------  --------------
Total current                                 221,732         346,300

Non-current:
Other deferred costs                            5,608          38,195
Property and equipment                         92,302         105,680
Tax loss carryforwards                      2,701,558       2,551,632
                                       --------------  --------------
Total deferred income tax assets            3,021,200       3,041,807

Less:  Valuation allowance                 (2,990,395)     (2,932,958)
                                       --------------  --------------
Net deferred income tax assets                 30,805         108,849
                                       --------------  --------------
Deferred income taxes                   Ps.        --   Ps.        --
                                       ==============  ==============

In conformity with the Income Tax Law, the Group restates the tax basis of preoperating expenses and property and equipment in a form similar to the restatement for financial reporting purposes, however based on a different date criteria.

Summary

Net loss for the years ended December 31, 2003, 2002 and 2001, adjusted to take into account the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Group, are as follows:

                                              2003           2002           2001
                                          ------------  --------------  -------------
Net loss as reported under Mexican GAAP   (Ps. 798,653) (Ps. 1,838,955) (Ps.  425,741)
Deferred preoperating expenses                      --              --         48,524
Solidaridad 2 costs                                 --              --       (274,597)
Satellite reorientation costs                       --         (33,600)      (262,637)
Maintenance reserve                              2,721           7,364         (6,795)
Smartcards replacement                              --              --        (33,946)
Capitalization of financing costs                   --              --          1,923
Restatement of property and equipment           14,369          (1,031)       (19,332)
Restructuring charge                               --           (4,902)         4,902
                                          ------------  --------------  -------------
Net loss in accordance with U.S. GAAP     (Ps. 781,563) (Ps. 1,871,124) (Ps.  967,699)
                                          ============  ==============  =============

Equity owners' deficit as of December 31, 2003 and 2002, adjusted to take into account the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Group, are as follows:

                                                     2003             2002
                                                --------------  --------------
Total equity owners' deficit under Mexican GAAP  (Ps. 3,533,307) (Ps. 7,180,445)
U.S. GAAP adjustments:
Maintenance reserve                                      15,164          12,443
Restatement of property and equipment                   (48,510)         44,898
                                                 --------------  --------------
Total U.S. GAAP adjustments                             (33,346)         57,341
                                                 --------------  --------------
Total equity owners' deficit under U.S. GAAP     (Ps. 3,566,653) (Ps. 7,123,104)
                                                 ==============  ==============

A summary of the Group's statement of changes in equity owners' deficit with balances determined under U.S. GAAP is as follows:

Balance at December 31, 2001                     (Ps. 5,251,857)
Supplementary liability for labor obligations              (123)
Net loss for the year                                (1,871,124)
                                                 --------------
Balance at December 31, 2002                         (7,123,104)
Capitalization of equity owners' loans                4,337,974
Supplementary liability for labor obligations                40
Net loss for the year                                  (781,563)
                                                 --------------
Balance at December 31, 2003                     (Ps. 3,566,653)
                                                ==============

A summary of the Group's stockholders' deficit after the U.S. GAAP adjustments described above, as of December 31, is as follows:

                                                            2003            2002
                                                       --------------  --------------
Social parts                                           Ps.  6,327,232  Ps.  1,989,258
Accumulated losses                                         (9,906,093)     (9,124,530)
Other comprehensive income:
        Excess from restatement                                12,307          12,307
        Supplementary liability for labor obligations             (99)           (139)
                                                       --------------  --------------
Total equity owners' deficit under U.S. GAAP           (Ps. 3,566,653) (Ps. 7,123,104)
                                                       ==============  ==============

Included below are condensed consolidated financial statements of the Group as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, after giving effect to the U.S. GAAP adjustments.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
         (Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2003)

                                      2003           2002
                                  -------------  -------------
ASSETS
Current assets:
Cash and cash equivalents         Ps.   493,569  Ps.   277,243
Trade accounts receivables, net         112,307        107,913
Prepaid advertising                     125,000        126,891
Other current assets                     28,086         60,584
                                  -------------  -------------
Total current assets                    758,962        572,631

Property and equipment, net           1,442,627      1,682,337
Satellite transponders, net           1,159,880      1,259,341
Deferred costs, net                     257,334        288,484
Intangible and other assets, net          8,246         23,427
                                  -------------  -------------
Total assets                      Ps. 3,627,049  Ps. 3,826,220
                                  =============  =============

                                                                December 31,
                                                       -----------------------------
                                                            2003           2002
                                                       --------------  -------------
LIABILITIES
Current liabilities:
Trade accounts payable                                 Ps.    147,605  Ps.   103,548
Accrued expenses                                              239,468        266,433
Satellite transponders obligation                              63,523         54,914
Due to affiliated companies and other related parties         426,280        450,670
Other current liabilities                                     555,015        487,566
                                                       --------------  -------------
Total current liabilities                                   1,431,891      1,363,131

Non-current liabilities:
Senior notes                                                4,355,300      4,080,175
Equity owners' loans                                               --      3,371,856
Satellite transponders obligation                           1,404,870      1,423,323
Other non-current liabilities                                   1,641        710,839
                                                       --------------  -------------
Total Liabilities                                           7,193,702     10,949,324
                                                       --------------  -------------
Commitments and contingencies                                      --             --
Equity owners' deficit                                     (3,566,653)    (7,123,104)
                                                       --------------  -------------
Total liabilities and equity owners' deficit           Ps.  3,627,049  Ps. 3,826,220
                                                       ==============  =============

                    CONDENSED CONSOLIDATED STATEMENT OF LOSS
         (Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2003)

                                                  Years ended December 31,
                                       ------------------------------------------------
                                            2003             2002              2001
                                       --------------   --------------   --------------
Revenues from programming services     Ps.  2,121,766   Ps.  1,980,316   Ps.  2,078,212
Revenues from rental of IRDs                  980,870          836,858          535,869
Other revenues                                643,212          630,778          651,927
                                       --------------   --------------   --------------
Net revenues                                3,745,848        3,447,952        3,266,008

Operating expenses:
Cost of sales - programming services          669,948          580,034          811,073
Cost of sales - other                         435,377          403,477          583,062
Administrative expenses                       124,997          137,964          462,914
Selling expenses                              848,358          865,894          892,400
Other operating expenses                      430,175          576,861          384,409
Depreciation and amortization                 794,259          962,928          954,963
                                       --------------   --------------   --------------
Total operating expenses                    3,303,114        3,527,158        4,088,821
                                       --------------   --------------   --------------
Operating profit (loss)                       442,734          (79,206)        (822,813)

Loss on debt restructuring                   (153,430)              --               --

Integral results of financing              (1,187,917)      (1,713,382)         (96,760)
                                       --------------   --------------   --------------
Loss before tax                              (898,613)      (1,792,588)        (919,573)

Provision for income and assets taxes         117,050          (78,536)         (48,126)
                                       --------------   --------------   --------------
Net loss                               (Ps.   781,563)  (Ps. 1,871,124)  (Ps.   967,699)
                                       ==============   ==============   ==============

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

Presented below are statements of cash flow for the years ended December 31, 2003, 2002 and 2001, prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements present nominal cash flows during the period, adjusted to December 31, 2003, purchasing power.

                                                            2003           2002           2001
                                                        ------------  --------------  ------------
Operating activities:
Net loss                                                (Ps. 781,563) (Ps. 1,871,124) (Ps. 967,699)
Adjustments to reconcile net (loss)
to cash flows (used in)
operating activities:
Gain from monetary position                                 (315,295)       (518,460)     (449,368)
Unrealized exchange losses (gains)                           231,618       1,063,611      (315,168)
Allowance for doubtful accounts                               96,741         115,238       180,985
Depreciation and amortization                                794,259         962,928       954,963
Impairment of fixed assets                                        --          32,000            --
Other                                                             --              --        39,058

Changes in operating assets and liabilities:
Assets                                                       (40,383)       (121,018)     (259,740)
Liabilities                                                  488,599         654,719       256,898
                                                        ------------  --------------  ------------

Cash flows provided by (used in) operating activities        473,976         317,894      (560,071)
                                                        ------------  --------------  ------------

Financing activities:
Equity owners' loans                                              --         320,974     1,339,585
Satellite transponders obligation                            (52,151)        (46,884)      (31,099)
Payments of Old Senior Notes                              (3,003,168)             --            --
Proceeds from New Senior Notes                             3,302,400              --            --
                                                        ------------  --------------  ------------

Cash flows provided by financing activities                  247,081         274,090     1,308,486
                                                        ------------  --------------  ------------
Investing activities:
Investment in property and equipment                        (474,399)       (350,497)     (748,541)
                                                        ------------  --------------  ------------

Cash flows (used in) investing activities                   (474,399)       (350,497)     (748,541)
                                                        ------------  --------------  ------------

Effects of inflation                                         (30,332)        (11,222)       (3,754)
                                                        ------------  --------------  ------------

Increase (decrease) in cash and cash equivalents             216,326         230,265        (3,880)

Cash and cash equivalents, beginning of period               277,243          46,978        50,858
                                                        ------------  --------------  ------------

Cash and cash equivalents, end of period                Ps.  493,569  Ps.    277,243  Ps.   46,978
                                                        ============  ==============  ============
Interest and taxes paid:
Interest paid                                           Ps.  541,281  Ps.    514,830  Ps.  530,748
Income and asset taxes paid                                      402          92,405           134

Non-cash Investing and Financing Activities

Capital lease obligation of U.S.$133.9 million (Ps.1,489,617) was incurred when the Group entered into agreements with PanAmSat for the use of 12 KU-band transponders on the PAS-9 satellite in September 2000.

Excluded from the Cash Flow Statement for 2003, is the capitalization of the equity owners' loans (Note 11).

Recently Issued Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities. FIN 46 requires the primary beneficiary of a variable interest entity to consolidate that entity. A Variable Interest Entity ("VIE") is created when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. In December 2003, the FASB issued a revision of FIN 46 ("FIN 46-R"), clarifying certain provisions of FIN 46. The Company was required to adopt the provisions of FIN 46-R effective February 1, 2003 as they related to VIEs created on or after that date. For VIEs created before January 31, 2003, FIN 46-R was deferred to 2004. The partial adoption of FIN 46-R on February 1, 2003 did not have a material impact on the Company's results of operation and financial position. In addition, the Group does not expect that the full adoption of FIN 46-R will have a significant impact on the Company's results of operation and financial condition.

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). This statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designed after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This statement affects how an entity measures and reports financial instruments that have characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the consolidated financial statements.