Form 20-F
period 2004-12-31
INNOVA S DE RL
filed 2005-06-13
CIK 1044884

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

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004

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

                          9.375% SENIOR NOTES DUE 2013

   The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2004 was:

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

================================================================================

                                TABLE OF CONTENTS

                                                                                                           PAGE
                                                                                                           ----
ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.......................................       1

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.....................................................       1

ITEM 3.   KEY INFORMATION.............................................................................       1

                Selected Financial Data...............................................................       1
                Exchange Rate Information.............................................................       2
                Dividends and Dividend Policy.........................................................       3
                Risk Factors..........................................................................       4
                Forward Looking Statements............................................................      15

ITEM 4.   INFORMATION ON THE COMPANY..................................................................      17

                History and Development of the Company................................................      17
                Business Overview.....................................................................      21
                Organizational Structure..............................................................      39
                Property, Plant and Equipment.........................................................      40

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS................................................      42

                Overview..............................................................................      42
                Operating Results.....................................................................      44
                Liquidity and Capital Resources.......................................................      49
                Research and Development, Patents and Licenses, etc. .................................      51
                Off Balance Sheet Arrangements........................................................      51
                Contractual Obligations and Commercial Commitments....................................      52

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................................................      59

                Directors and Senior Management.......................................................      59
                Compensation..........................................................................      63
                Board Practices.......................................................................      63
                Employees.............................................................................      64
                Share Ownership.......................................................................      64

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........................................      65

                Major Shareholders....................................................................      65
                Related Party Transactions............................................................      65

ITEM 8.   FINANCIAL INFORMATION.......................................................................      70

ITEM 9.   THE OFFER AND LISTING.......................................................................      70

ITEM 10.  ADDITIONAL INFORMATION......................................................................      70

                Bylaws................................................................................      70
                Material Contracts....................................................................      73
                Legal Proceedings.....................................................................      73
                Exchange Controls.....................................................................      74
                Taxation..............................................................................      74
                Documents on Display..................................................................      80

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..................................      81

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......................................      82

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............................................      83

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS................      83

ITEM 15.  CONTROLS AND PROCEDURES.....................................................................      83

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT............................................................      83

ITEM 16B. CODE OF ETHICS..............................................................................      83

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES......................................................      84

ITEM 17.  FINANCIAL STATEMENTS........................................................................      85

ITEM 18.  FINANCIAL STATEMENTS........................................................................      85

ITEM 19.  EXHIBITS....................................................................................      85

      The terms "we", "us", "our" and "Innova" are used in this annual report to refer to Innova, S. de R.L. de C.V. and its consolidated subsidiaries. We maintain our books and records in Pesos and present our financial statements in conformity with generally accepted accounting principles in Mexico, or Mexican GAAP. Mexican GAAP differ in some significant respects from generally accepted accounting principles in the United States, or U.S. GAAP, and generally accepted accounting principles adopted in other countries. For example, under Mexican GAAP, we must account for the effects of inflation. Accordingly, we have adjusted all data in our consolidated financial statements and the notes thereto, as well as our selected consolidated financial information, to reflect the 5.2% inflation Mexico experienced in the fiscal year ended December 31, 2004, unless otherwise indicated. See Note 3 to our consolidated financial statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3. KEY INFORMATION

                             SELECTED FINANCIAL DATA

      The following table presents our selected consolidated financial information as of and for each of the periods indicated. This data is qualified in its entirety by reference to, and should be read together with, our audited year-end financial statements and the notes to those financial statements. The following data for each of the years ended December 31, 2000, 2001, 2002, 2003 and 2004 has been derived from our audited year-end financial statements, including the consolidated balance sheets as of December 31, 2003 and 2004, and the related consolidated statements of income (loss) and changes in financial position for the years ended December 31, 2002, 2003 and 2004 and the accompanying notes included in this annual report. The data should also be read together with "Item 5 -- Operating and Financial Review and Prospects." Unless otherwise indicated, financial information is presented in constant Mexican Pesos in purchasing power as of December 31, 2004.

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

                                                                   AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                ------------------------------------------------------------------------------
                                                     2000             2001            2002           2003             2004
                                                --------------   -------------   -------------   -------------   -------------
                                                          (IN THOUSANDS OF CONSTANT DECEMBER 31, 2004 MEXICAN PESOS)
STATEMENT OF OPERATIONS DATA:
Net sales....................................   Ps.  2,800,235   Ps. 3,572,306   Ps. 3,754,787   Ps. 4,019,067   Ps. 4,769,027
Depreciation and amortization................         (923,779)     (1,037,264)     (1,011,827)       (850,603)       (764,499)
Operating (loss) profit......................       (1,176,453)       (305,081)          9,866         402,750         974,949
Total integral results of financing(1).......         (385,032)        (77,287)     (1,802,323)     (1,258,286)       (387,335)
Other (expenses) income, net.................                -               -         (23,854)          3,659               -
Transponder services-Solidaridad 2
 and repointing costs(2).....................         (471,324)              -         (28,364)              -               -
Restructuring charges(2).....................                -         (14,849)         (7,104)       (112,445)        (10,958)
(Loss) income  before provisions for taxes...       (2,032,810)       (397,216)     (1,851,779)       (964,322)        576,656
Provisions for taxes(3)......................             (142)        (50,624)        (82,613)        123,125            (198)
Net (loss) income............................       (2,032,952)       (447,840)     (1,934,414)       (840,110)        576,287
Net sales (U.S. GAAP)(4).....................   Ps.  2,799,516   Ps. 3,435,540   Ps. 3,626,930   Ps. 3,940,289   Ps. 4,721,917
Operating (loss) income (U.S. GAAP)(4).......       (1,149,548)       (865,524)        (83,294)        464,629         975,207
Net (loss) income (U.S. GAAP) (4)............       (1,540,532)     (1,017,930)     (1,968,250)       (822,132)        599,310

BALANCE SHEET DATA:
Property and equipment, net(5)...............   Ps.  2,087,750   Ps. 2,135,239   Ps. 1,689,777   Ps. 1,470,230   Ps. 1,487,834
Satellite transponders, net(6)...............        1,532,073       1,329,428       1,357,371       1,318,503       1,179,979
Total other  non-current assets..............          381,462         238,295         114,767          69,902          41,498
Total assets.................................        4,320,159       4,128,260       3,764,270       3,641,213       4,725,887
Total assets (U.S. GAAP)(4)..................        4,395,349       4,483,531       4,024,831       3,799,544       4,906,926
Net liabilities..............................        5,209,890       5,798,293       7,553,168       3,716,714       3,000,820
Net liabilities (U.S. GAAP)(4)...............        4,506,556       5,524,469       7,492,850       3,751,788       2,972,686
Due to affiliated companies and related
 parties(7)..................................          267,022         382,412         474,063         448,408         184,740
Senior notes(8)..............................        4,349,716       3,979,072       4,291,969       4,581,377       3,344,700
Bank loan(9).................................               -                -               -               -       1,012,000
Owners' loans(7).............................        1,712,050       2,975,285       3,546,882               -               -
Satellite transponders obligation(6).........        1,610,277       1,485,648       1,554,969       1,544,615       1,395,358
Equity owners' deficit(10)...................       (5,209,890)     (5,798,293)     (7,553,168)     (3,716,714)     (3,000,820)
Social parts.................................        2,092,516       2,092,516       2,092,516       6,655,668       6,655,679
Equity owners' deficit (U.S. GAAP)(4)(10)....       (4,506,556)     (5,524,469)     (7,492,850)     (3,751,788)     (2,972,686)

NOTES TO SELECTED CONSOLIDATED FINANCIAL DATA:

(1) Includes interest expense, interest income, foreign exchange gains and (losses) and net gain from monetary position. See Note 3 to our consolidated annual financial statements.

(2) See Note 14 to our consolidated annual financial statements.

(3) See Note 16 to our consolidated annual financial statements.

(4) The principal differences between Mexican GAAP and U.S. GAAP as they relate to us consist of differences in the capitalization and amortization of pre-operating expenses, the provision for costs associated with re-pointing our subscriber's antennas from the Solidaridad 2 satellite to the PAS-9 satellite, the provision for the redundant use of the Solidaridad 2 satellite, the reversal of other accruals, the capitalization of financing costs, the restatement of property and equipment, the recognition of the derivative financial instruments and the recognition of revenue. We paid Satelites Mexicanos, S.A. de C.V., or SatMex, a monthly service fee of U.S.$1.752 million for satellite signal reception and retransmission service from 12 transponders on Solidaridad 2 through December 31, 2001, and a flat fee of US$1.5 million for the use of up to eight transponders from January 1, 2002 through April 3, 2002. The process of migrating customers from Solidaridad 2 to PAS-9 started in November 2000 and ended in March 2002. Re-pointing costs were approximately U.S.$35 million. See Note 20 to our consolidated annual financial statements.

(5) See Note 5 to our consolidated annual financial statements.

(6) In 2000, we accounted for the agreement for the use of 12 transponders on the PAS-9 satellite as a capital lease, recognizing a satellite transponder asset and corresponding liability equal to the net present value of the monthly payments over the lease term. The satellite transponder asset is depreciated on a straight-line-basis over the lease term. Part of the monthly payments are recognized in our consolidated statements of income
    (loss) as interest expense and part as a reduction of the satellite transponder obligation. Our consolidated statement of income (loss) also recognizes on a monthly basis the amortization of the net present value of our satellite transponder asset. Our other satellite transponder agreements have been accounted for as operating leases. The satellite transponder obligations provided represent both current and long-term obligations. See
    Note 6 to our consolidated annual financial statements.

(7) Amounts do not include accrued interest. Effective as of September 9, 2003, our equity owners capitalized all loans made by them or any of their affiliates to us. The amount of the loans and accrued interest capitalized was approximately Ps. 4.5 billion. See "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources."

(8) Amounts do not include accrued interest. In September 2003, we issued U.S.$300.0 million of senior notes in a private offering at a price of 100%. The notes bear interest at a rate of 9.375% and mature on September 19, 2013. See "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources" and Note 10 to our consolidated annual financial statements.

(9) Amounts do not include accrued interest. In December 2004, we entered into a Ps. 1,012 million, 7-year bank loan agreement with a fixed interest rate of 10.55% per annum and a five-year grace period for the repayment of principal. Televisa and News Corporation are guaranteeing this loan 51% and 49%, respectively. See "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources" and Note 10 to our consolidated annual financial statements.

(10)Represents the value of social parts authorized and issued to our equity owners. This line item is equivalent to capital stock. See Note 15 to our consolidated annual financial statements. The increase in 2003 relates to the capitalization by our equity owners of all loans made by them.

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

      The following table sets forth, for the periods indicated, the high, low, average and period end noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York, expressed as Ps. per U.S. $1.00. As of June 10, 2005, the noon buying rate for the purchase of U.S. Dollars was Ps. 10.87 per U.S. Dollar.

                                                                EXCHANGE RATE
                                                            ---------------------
                                                  HIGH       LOW       AVERAGE(1)      PERIOD END
                                                 -----      -----      ----------      ----------
YEAR ENDED DECEMBER 31,
2000.......................................      10.09       9.18         9.47            9.62
2001.......................................       9.97       8.95         9.33            9.16
2002.......................................      10.43       9.00         9.75           10.43
2003.......................................      11.41      10.11        10.80           11.24
2004.......................................      11.64      10.81        11.31           11.15
MONTH ENDED
December 31,2005                                 11.33      11.11        11.20           11.15
January 31, 2005...........................      11.41      11.17        11.27           11.21
February 28, 2005..........................      11.21      11.04        11.14           11.09
March 31, 2005.............................      11.33      11.00        11.16           11.18
April 30, 2005.............................      11.23      11.04        11.11           11.08
May 31, 2005...............................      11.03      10.89        10.97           10.91
Through June 10, 2005......................      10.88      10.81        10.85           10.87

-------------
(1) Annual average rates reflect the average of noon buying rates on the last day of each month during the relevant period. Monthly average rates reflect the average of daily noon buying rates.

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

      Unless we otherwise indicate, all Peso amounts as of December 31, 2004 are translated into U.S. Dollars at an exchange rate of Ps. 11.149 to $1.00, and all amounts disclosed for the year ended December 31, 2004 are based on an average exchange rate of Ps. 11.284 to $1.00. All amounts disclosed as of December 31, 2003 are based on an exchange rate of Ps. 11.225 to $1.00, and all amounts disclosed for the year ended December 31, 2003 are based on an average exchange rate of Ps. 10.797 to $1.00. All amounts disclosed as of December 31, 2002 are based on an exchange rate of Ps. 10.464 to $1.00, and all amounts disclosed for the year ended December 31, 2002 are based on an average exchange rate of Ps.
9.665 to $1.00. The devaluation and revaluation of the peso over the past two years may have a considerable impact on the Peso comparisons.

      The Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos to U.S. Dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future, as has occurred from time to time in the past. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal of indebtedness, as well as obtaining foreign programming and other goods, would be adversely affected. See " -- Risk Factors -- Risk Factors Related to Mexico -- Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit the Ability of Our Company and Other to Convert Pesos into U.S. Dollars or Other Currencies Which Could Adversely Affect Our Business, Financial Condition or Results of Operations."

                          DIVIDENDS AND DIVIDEND POLICY

      We have not declared or paid any dividends. Under the Amended and Restated Social Part Holders Agreement among Grupo Televisa, S.A., or Televisa, News Corporation, and other related parties, dated October 8, 2004, and our bylaws, dividends, if declared, may be paid in Pesos or U.S. Dollars as determined by our equity holders. The U.S. Dollar value of any dividends would be affected by the exchange rate if paid in Pesos. The indenture governing our 9.375% senior notes due 2013 and our recently acquired bank loan, restrict our ability to declare dividends under various conditions.

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

MEXICO HAS EXPERIENCED ADVERSE ECONOMIC CONDITIONS

      Mexico has historically experienced uneven periods of economic growth. Mexico's gross domestic product, or GDP, increased 0.7%, 1.4%, 4.4% and 0.4% in 2002, 2003, 2004 and the three month period ended March 31, 2005, respectively. Inflation in 2002, 2003, 2004 and the three month period ended March 31, 2005 was 5.7%, 4.0%, 5.2% and 0.8%, respectively. Although these inflation rates tend to be lower than Mexico's historical inflation rates, Mexico's current level of inflation remains higher than the annual inflation rates of its main trading partners, including the U.S. GDP growth surpassed Mexican government estimates in 2004; however, according to Mexican government estimates, GDP in Mexico is expected to grow at a slower rate, by approximately 3.5% to 4.0%, in 2005. Although inflation is expected to be less than 4.0% in 2005, we cannot assure you that this estimate or estimates related to GDP will prove to be accurate.

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

HIGH INFLATION RATES IN MEXICO MAY DECREASE DEMAND FOR OUR SERVICES WHILE INCREASING OUR COSTS

      Mexico historically has experienced high levels of inflation, although the rates have been lower in recent years. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or the NCPI, was 5.7% for 2002, 4.0% for 2003, 5.2% for 2004 and 0.8% for the three month period ended March 31, 2005. Nonetheless, at approximately 4.4% per annum (as measured from March 2004 to March 2005), Mexico's current level of inflation remains higher than the annual inflation rates of its main trading partners. High inflation rates can adversely affect our business and results of operations in the following ways:

         - inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for our services and products, and

         - to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in "real" terms.

HIGH INTEREST RATES IN MEXICO COULD INCREASE OUR FINANCING COSTS

      Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 7.1%, 6.2%, 6.8% and 9.1% for 2002, 2003, 2004 and the
three-month period ended March 31, 2005, respectively. These rates are significantly higher than the interest rates for treasury securities trading in the U.S. Accordingly, if we need to incur additional Peso-denominated debt in the future, it will likely be at higher interest rates.

POLITICAL EVENTS IN MEXICO COULD AFFECT MEXICAN ECONOMIC POLICY AND OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Mexico's President Vicente Fox has encountered strong opposition to a number of his proposed reforms in both the Chamber of Deputies and the Senate, where opposition forces have frequently joined to block his initiatives and have worsened the outlook for meaningful structural reforms during the remainder of President Fox's term. Although the Mexican economy has exhibited signs of improvement, it is still struggling to recover and general economic sluggishness continues amidst the hope that the recent signs of a recovery in the U.S. will hold. This continuing weakness in the Mexican economy, combined with recent political events, has slowed economic reform and progress. In elections in 2003 and 2004, the political party of President Fox, the Partido Accion Nacional or the National Action Party, lost additional seats in the Mexican congress, as well as state governorships. The increased party opposition and legislative gridlock arising out of the elections could further hinder President Fox's ability to implement his economic reforms, as has occurred during the process to approve President Fox's proposed 2005 budget. Presidential and federal congressional elections in Mexico are scheduled to be held in July 2006. Under Mexican law, President Fox cannot run for re-election. The electoral process could lead to further friction among political parties and the executive branch officers, which could potentially cause additional political and economic instability. Additionally, once the President and representatives are elected, there could be significant changes in laws, public policies and government programs, which could have a material adverse effect on the Mexican economic and political situation which, in turn may adversely affect our business, financial condition and results of operations.

      National politicians are currently focused on the 2006 elections and crucial reforms regarding fiscal and labor policies, gas, electricity, social security and oil have not been and may not be approved. In addition, on April 7, 2005, the lower house of the Mexican Congress voted in favor of stripping Lopez Obrador's immunity from prosecution so that contempt charges can be brought against him for violating a court order. Lopez Obrador, the mayor of Mexico City, is one of the most popular politicians in Mexico and a candidate for the 2006 presidential election. The effects on the social and political situation in Mexico, including the 2006 presidential elections and presidential succession, could adversely affect the Mexican economy, including the stability of its currency, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities.

DEVELOPMENTS IN OTHER EMERGING MARKET COUNTRIES OR THE UNITED STATES MAY AFFECT US AND THE PRICES FOR OUR SECURITIES

      The market value of securities of Mexican companies, the economic and political situation in Mexico and our financial condition and results of operations are, to varying degrees, affected by economic and market conditions in other emerging market countries and in the U.S. Although economic conditions in other emerging market countries and the U.S. may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value or trading price of securities of Mexican issuers, including our debt securities, or our business.

      In particular, Argentina's continued insolvency and default on its public debt could adversely affect Mexico, the market value of our debt securities or our business. Although a majority of foreign holders of Argentina's indebtedness have agreed to exchange their securities in connection with Argentina's restructuring, holders of a substantial amount of the country's indebtedness have refused such exchange. To the extent that the Argentine government is unsuccessful in preventing further economic decline, the crisis may also adversely affect the market value and trading price of our securities.

      In addition, the political and economic future of Venezuela remains uncertain. A nationwide general strike that occurred between December 2002 and January 2003 caused a significant reduction in oil production in Venezuela, and has had a material adverse effect on Venezuela's oil-dependent economy. In February 2003, Venezuelan authorities imposed foreign exchange and price controls on specified products. Inflation continues to increase, despite price controls, and the political and economic environment has continued to deteriorate. We cannot predict what effect, if any, these events will have on the economies of other emerging market countries, including Mexico, the price of our debt securities or our business.

      The price of our securities has also historically been adversely affected by increases in interest rates in the United States and elsewhere. The Federal Reserve Bank of the United States has signaled that it could continue with "measured" increases in interest rates in 2005. As interest rates rise, the prices of our securities may fall.

THE U.S. INVASION AND OCCUPATION OF IRAQ HAVE NEGATIVELY AFFECTED INDUSTRY AND ECONOMIC CONDITIONS GLOBALLY, AND THESE CONDITIONS HAVE HAD, AND MAY CONTINUE TO HAVE, A NEGATIVE EFFECT ON OUR BUSINESS

      Our net sales are affected by numerous factors, including changes in viewing preferences, programming costs, increased competition and consumers' purchasing power. Historically, these factors have correlated positively with the general condition of the economy and thus, are subject to the risks that arise from adverse changes in domestic and global economic conditions. Consumer confidence and spending may decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. The invasion and occupation of Iraq have depressed economic activity in the U.S. and globally, including the Mexican economy. Since the invasion, there have been terrorist attacks abroad, such as the terrorist attacks in Madrid on March 11, 2004, as well as ongoing threats of future terrorist attacks in the U.S. and abroad. Although it is not possible at this time to determine the long-term effect of these terrorist threats and attacks and the consequent response by the U.S., there can be no assurance that there will not be other attacks or threats in the U.S. or abroad that will lead to a further economic contraction in the U.S. or any other major markets. In the short term, however, terrorist activity against the U.S. and the U.S. invasion and occupation of Iraq have contributed to the uncertainty of the stability of the U.S. economy as well as global capital markets. It is not certain how long these economic conditions will continue. If terrorist attacks continue or become more prevalent or serious, if the economic conditions in the U.S. decline or if a global recession materializes, our business, financial condition and results of operations may be materially and adversely affected.

DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP MAY HAVE AN IMPACT ON THE PRESENTATION OF OUR FINANCIAL INFORMATION

      Our annual audited consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. Therefore, potential investors may not be able to ascertain the risks of our company as easily as they would if we were a U.S. company. See Note 20 to our annual consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us.

RISK FACTORS RELATED TO OUR BUSINESS

WE MAY BE UNABLE TO GENERATE REVENUE SUFFICIENT TO COVER OUR COSTS AND SERVICE OUR DEBT

      In 2004, we achieved net income for the first time. Prior to this year, we experienced substantial net losses, and we may experience substantial net losses during the next several years while we improve and expand our DTH service and increase our subscriber base. In 2003, we started to generate positive cash flow from operations for the first time and we generated positive cash flow from operations for 2004. However, we cannot assure you that we will continue to generate net income in the future and we may encounter difficulties continuing to generate sufficient revenue to cover our costs in the future, particularly in light of the intense competition we face in the pay television industry in Mexico and our substantial level of debt. We cannot assure you that increases in our subscriber base will result in sustained profitability or sustained positive cash flow in future years.

OUR SIGNIFICANT DEBT LEVELS LIMIT OUR ABILITY TO FUND OUR OPERATIONS, AFFECT OUR PROFITABILITY AND COULD LEAD TO DIFFICULTIES IN OBTAINING NEW SOURCES OF FINANCING REQUIRED TO CONTINUE OPERATIONS

      As of December 31, 2004, we had U.S. dollar denominated indebtedness of U.S.$388.0 million (not including normal operating liabilities), consisting of U.S.$88.0 million in principal amount outstanding under our 12 7/8% senior notes due 2007 (which were redeemed on January 7, 2005), and U.S.$300.0 million in principal amount outstanding under our 9.375% senior notes due 2013, and Peso denominated indebtedness of Ps.1,012.0 million. Additionally, as of December 31, 2004, we owed approximately U.S. $218.0 million in total pursuant to our satellite transponder obligations (based on the remaining monthly payments of U.S. $1.7 million). We may incur net losses for at least the next several years as we service our indebtedness and fund continuing operations, including the monthly U.S.$1.7 million we must pay to PanAmSat International Systems, Inc., or PanAmSat, for satellite signal reception and retransmission services.

      In addition, we recently entered into certain agreements with DIRECTV pursuant to which we have incurred an obligation of approximately Ps.621.1 million and we may be obligated to pay additional amounts under these agreements. See "Item 4 -- Information on the Company -- History and Development of the Company."

      If we cannot continue to generate enough cash flow, we may require additional financing in the future, and cannot assure you that any such financing will be available at all or on terms acceptable to us.

      Although the indenture governing our senior notes and our recently acquired bank loan limit our ability and the ability of our subsidiaries to incur additional indebtedness, we may, nonetheless, incur additional indebtedness in connection with our business, including borrowings to fund investments and acquisitions to improve, modernize and give continuity and growth to our business. Our substantial debt may have important negative consequences for us, including the following:

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

      Since 2003 we have begun to generate positive net operating cash flow. If we cannot continue to generate sufficient cash flow from operations to meet our obligations, then our indebtedness may have to be refinanced. Any such refinancing may not be effected successfully or on terms that are acceptable to us. In the absence of such refinancings, we could be forced to dispose of assets in order to make up for any shortfall in the payments due on our indebtedness, including interest and principal payments due on the notes, under circumstances that might not be favorable to realizing the best price for such assets. Further, any assets may not be sold quickly enough or for amounts sufficient to enable us to make any such payments. If we are unable to sell sufficient assets to repay this debt we could be forced to issue equity securities to make up any shortfall. Any such equity issuance would be subject to the approval of our social part holders, who have the voting power to prevent us from raising money in equity offerings.

      From our inception and until the first quarter of 2002, we depended on financing from our equity owners; nonetheless, they are not obligated to lend to us. In addition, the indenture governing our senior notes and our recently acquired bank loan restrict our ability to incur additional indebtedness for borrowed money, thus making us more vulnerable in the event of a substantial downturn in general economic conditions in Mexico. Moreover, our ability to satisfy our obligations depends upon our future performance, which is subject to economic conditions in Mexico and to financial, business and other factors, including factors beyond our control, such as the willingness of our owners to contribute any additional capital to finance cash flow deficiencies, if needed. For a discussion of the amounts invested and loaned by our owners, see "Item 5 -- Operating and Financial Review and Prospects -- Liquidity and Capital Resources."

OUR INDENTURE AND LOAN AGREEMENT LIMIT OUR ABILITY TO CONDUCT OUR BUSINESS, WHICH COULD NEGATIVELY AFFECT OUR ABILITY TO FINANCE FUTURE CAPITAL NEEDS AND ENGAGE IN OTHER BUSINESS ACTIVITIES

      The covenants in the indenture relating to our senior notes due in 2013 and our recently acquired bank loan contain a number of significant limitations on our ability to:

         -  respond to market or economic conditions;

         -  make certain capital expenditures; and

         -  take advantage of certain business opportunities.

      These restrictive covenants could negatively affect our ability to finance our future capital needs, engage in other business activities or withstand a future downturn in our business or the economy.

WE MAY NOT BE SUCCESSFUL IN EXPANDING OR MAINTAINING OUR SUBSCRIBER BASE WHICH WE MUST DO TO SERVICE OUR DEBT AND ACHIEVE PROFITABILITY

      Our ability to generate subscription revenue depends, in particular, upon subscribers' acceptance of our programming and consumer confidence and purchasing power. Acceptance of our programming will, in turn, depend on the availability of programming at a competitive cost, the popularity of such programming and our ability to reach our targeted market through successful advertising campaigns.

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

INCREASED SUBSCRIBER TURNOVER AND/OR INCREASED SUBSCRIBER ACQUISITION COSTS COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

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

WE MAY BE UNABLE TO OBTAIN FULL BENEFITS FROM OUR TRANSACTION INVOLVING DIRECTV MEXICO

      In October 2004, DIRECTV announced the shut down of its operations in Mexico. To ease its subscribers' transition, and in an effort to provide an alternative, DIRECTV, through its indirect subsidiary Grupo Galaxy Mexicana, S. de R.L. de C.V. (Galaxy Mexico) sold its subscriber list to our subsidiary Corporacion Novavision S. de R.L. de C.V (Novavision) in exchange for two notes with an aggregate principal amount totaling approximately Ps. 621.1 million and potential payments in the future, both depending on the number of subscribers that successfully migrate. We may be unable to obtain benefits from this transaction due to the effects on our operating results or on our financial condition resulting from the additional debt incurred in connection with the transaction, the significant subscriber acquisition costs incurred to attract the previous DIRECTV subscribers to our services, and potential customer retention costs incurred to prevent churn from the DIRECTV subscribers that migrate to us.

OUR ABILITY TO ATTRACT SUBSCRIBERS DEPENDS ON THE AVAILABILITY OF DESIRABLE PROGRAMMING FROM THIRD PARTY PROGRAMMERS

      We compete in part on the quality of our programming. Our ability to attract and retain subscribers depends on our continued ability to obtain desirable programming, particularly Spanish-language programming from Televisa and other, soccer, reality shows and special events, and to offer such programming to customers at competitive prices. We obtain, and anticipate that we will continue to obtain, significant programming on a DTH exclusive basis, or on an exclusive pay-TV basis, from Televisa and News Corporation, each an indirect owner of us.

      We also depend on agreements with third parties to provide us with other high quality programming for mass audiences. We directly negotiate with programming providers, including with our owners and other affiliates. We have entered into definitive agreements with many programming providers, while other providers supply programming under letters of intent, invoices or other less formal arrangements. We have no reason to believe that any of our programming agreements will be canceled or will not be renewed upon expiration; however, if these arrangements are canceled or not renewed, we would have to seek programming material from other sources. In early 2002 TV Azteca, S.A. de C.V. demanded that we (and other pay television service providers) pay a fee to carry its over-the-air channels. In January 2002, we reached an agreement with TV Azteca to carry channels 7 and 13 for a period of three years for a fee, and in May 2005 we entered into a new agreement to carry these channels for an additional three year period for a fee. Obtaining over-the-air programming from third party providers could increase our costs.

      We cannot assure you that the third party program services that appeal to our subscribers will continue to be available to us on acceptable terms in the near future, or, if available, that such program services will be acceptable to our subscribers. See "Item 4 -- Information on the Company -- Business Overview -- Programming and Services."

WE MAY NOT SUCCESSFULLY MANAGE THE GROWTH OF OUR BUSINESS

      As our business continues to develop and expand, we will need to further enhance operational and financial systems, and will likely require additional employees and management, operational, financial and other resources. Though we believe we have operated appropriately for over eight years, we cannot assure you that we will successfully enhance and maintain such operational and financial systems or successfully obtain, integrate and utilize the required employees and management, operational and financial resources necessary to manage a developing and expanding business in our dynamic and challenging industry. If we fail to implement such systems successfully and use our resources effectively, our results of operations and financial condition could be adversely affected.

OUR ABILITY TO PROVIDE BILLING AND ORDER MANAGEMENT TO OUR SUBSCRIBERS DEPENDS ON THE FUNCTIONALITY AND FLEXIBILITY OF OUR SUBSCRIBER MANAGEMENT SYSTEM

      In November 2003, we completed the implementation of a new subscriber management system, or SMS, to support the growth of our subscriber base. This system is in service and fully operational. We believe that a subscriber management system is an essential tool for providing pay television services, because it provides marketing, customer service and administrative operations support. If we fail to utilize and upgrade our SMS successfully as our operations grow, our results of operations and financial condition could be adversely affected. See "Item 4. Information on the Company -- History and Development of the Company -- Capital Expenditures;" and " -- Business Overview -- Operations -- Subscriber Management System."

WE FACE INTENSE COMPETITION IN THE PAY TELEVISION MARKET IN MEXICO

      The pay television industry in Mexico has been, and we expect it to remain, highly competitive. We believe competition in the pay television business is primarily based upon the quality of programming, customer service, enhanced TV features, value-added services, distribution networks, advertising and promotion, and price. We presently compete with, or expect to compete in the near future with, among others:

         - more than 570 cable operators through concessions in Mexico, including Empresas Cablevision S.A. de C.V., or Cablevision, the third largest cable system in Mexico (which is majority owned and controlled by Televisa, the indirect majority owner of Innova);

         -  multi-channel, multi-point distribution systems, or MMDS;

         - national broadcast networks, including the four networks owned and operated by Televisa, and regional and local broadcast stations;

         - new multi-services providers (triple-play services), such as Telmex, the largest telephone operator in Mexico;

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

      While we believe our programming package is competitive overall, our subscribers must usually make an up-front investment to initiate our service and obtain, install and activate the necessary equipment, and this up-front investment is not required in all of our competitors' systems. While we believe our current prices combined with the quality of our service are attractive to subscribers, we cannot assure you that we will continue to attract and maintain a substantial number of subscribers. Intense competition and general economic factors have driven us to lower our subscription fee several times and to offer special promotions on several occasions.

WE DEPEND ON OUR PRINCIPAL SUPPLIERS FOR KEY EQUIPMENT

      Expansion of our Ku-band DTH service depends, in part, on our obtaining adequate supplies of components tailored for Ku-band transmissions from a limited number of suppliers. If our principal suppliers fail to provide needed components on a timely basis, we may not be able to replace those suppliers without delay or additional expense. For example, Motorola, Inc. and Thomson Commercial Electronics are currently our suppliers of integrated receiver/decoder systems, or IRDs. However, Motorola recently informed us that they will exit the DTH business and therefore Thomson may become our only IRD supplier. We are currently evaluating new suppliers and, accordingly, we cannot assure you that we will not incur any additional delays or costs should we be unable to obtain IRDs from Motorola, Thomson or others in the future. See "Item 4 -- Information on the Company -- Business Overview -- Operations -- Integrated Receiver/Decoder System."

WE DEPEND ON THE AVAILABILITY OF SATELLITE TRANSPONDER SERVICES FROM PANAMSAT

      We currently receive DTH signal reception and retransmission services solely from PanAmSat's PAS-9 satellite. Our agreement with PanAmSat allows us to use the PAS-9 satellite's services for the next 10 years or the date PAS-9 is taken out of service, whichever happens first. When it was originally placed in orbit in 2000, the estimated useful life of the PAS-9 satellite was projected to be approximately 15 years, or until 2015. Although this projection has not changed, PAS-9 could fail before 2015. Further updates to the lifetime estimate may become available when additional data is collected to characterize the satellite's actual on-orbit performance. Given the orbital location and footprint of the PAS-9 satellite, it is possible that some of our current and potential subscribers located in parts of Mexico will not be able to receive a high quality signal.

      Communications satellites such as PAS-9 use highly complex technology and operate in the harsh environment of space. In general, these satellites are subject to significant operational risks that may prevent or impair proper commercial operations, including satellite manufacturing defects, power and electrical failures, computer and controls failures, incorrect orbital placement, and destruction and damage from collisions with orbital debris and objects, interstellar radiation and other causes. Historically, approximately 15% of all commercial geosynchronous satellite launches have resulted in a total or constructive total loss due to launch failure, failure to achieve proper orbit or failure to operate upon reaching orbit. Future disruption of PAS-9 or the transmissions from PAS-9 would prevent us from being able to operate our business and would have a material adverse effect on our operations. We do not carry insurance that would specifically cover any of our losses due to an interruption in service from PAS-9, nor are we aware of any insurance that PanAmSat carries on PAS-9 that would cover us for such loss. We do not currently have any arrangement for alternate service from other satellites should we experience an interruption of service on PAS-9, nor do we have plans to re-orient our subscribers' antennas to alternate satellites in the event of an interruption of service from PAS-9. Our Agreement with PanAmSat, however, does give us certain rights to require PamAmSat to construct and launch a replacement satellite under certain conditions.

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

THE OPERATION OF OUR BUSINESS MAY BE TERMINATED OR INTERRUPTED IF THE MEXICAN GOVERNMENT DOES NOT RENEW OR REVOKES OUR CONCESSIONS

      The operation of satellite broadcasting systems is subject to substantial regulation by the Comision Federal de Telecomunicaciones, or COFETEL, an autonomous division of the Secretaria de Comunicaciones y Transportes, or SCT. The SCT has granted us two concessions to operate satellite broadcasting systems using a Mexican satellite until 2026 and a concession to broadcast using services from PAS-9 until 2020. Currently, we only depend on the latter. The concessions can be renewed with the SCT's approval and can be revoked prior to the end of their terms if we do not comply with their terms and conditions. In addition, the Mexican government has the right to expropriate the concessions for reasons of public need or interest. We cannot assure you that the SCT will renew the concessions on expiration or not expropriate or revoke them prior to expiration. The SCT's rules may change in response to industry developments, new technology and political considerations. Without our concessions, we would not be able to deliver our services or operate our business. See "Item 4 -- Information on the Company -- Business Overview -- Mexican Regulation of DTH Services -- Our Concessions."

WE COULD LOSE SUBSCRIBERS AND REVENUE IF OTHERS ARE ABLE TO STEAL OUR SIGNALS

      We use encryption technology to prevent signal theft or "piracy." Piracy in the C-band, DTH, cable television and Latin American and European DTH industries has been widely reported. We are aware of reports of signal theft in Mexico, although we cannot accurately measure the amount of the theft. We use "Smart Card" technology in our Ku-band receivers so we can change the conditional access system in the event of a security breach. During 2001, we exchanged our subscribers' Smart Cards as a routine security measure to reduce the risk of piracy. As part of this preventive strategy, we have decided to carry out a new Smart card change over process during 2005. We expect to continue to exchange subscribers' Smart Cards every three to four years or whenever we have strong evidence of signal theft. We expect the protections in our conditional access system, subscriber management system, and the Smart Card technology to adequately prevent unauthorized access to programming.

      We cannot assure you that the encryption technology we use will effectively prevent security breaches and signal piracy, or that our efforts against pirates will be successful. If our encryption technology is materially compromised in a manner that we fail to correct promptly, our revenues could decrease and our ability to contract for programming could be adversely affected. See "Item 4 -- Information on the Company -- Business Overview -- Pay Television Industry Overview -- DTH."

      During the last two years, the three major cable operators in Mexico have invested in digital technology in order to fight piracy of their signals. We believe, however, that the pirating of cable television signals in several cities and small towns across Mexico continues to present a major challenge to the pay-TV market in Mexico. Although we cannot estimate the number of households that receive cable television via pirated signals in Mexico, we believe the number is significant. The pirating of pay-TV signals of all types reduces the number of potential subscribers available to us and, if unchecked, could affect our ability to attract and retain subscribers.

CHANGES IN TECHNOLOGY COULD RENDER OUR SERVICE OBSOLETE OR INCREASE OUR COSTS

      Historically, the pay-TV industry has been, and will likely continue to be, subject to rapid and significant changes in technology such as digital compression technology, high definition video and interactive features.

      Digital compression technology allows transmission of multiple channels on the same frequency and could allow the industry to field lower-cost delivery systems. We use digital compression technology in our Ku-band DTH business. Other transmission media, including cable and MMDS, are currently developing this technology. If our competitors deploy lower cost digitally-compressed systems, we may not be able to provide the same volume of programming at a competitive price and could lose subscriber revenue. New asynchronous digital subscriber line, or ADSL technology, is being used to provide high-speed internet access and could be used in the future for broadband transmissions.

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

WE HAVE SIGNIFICANT TRANSACTIONS WITH OUR OWNERS, WHO ARE INVOLVED IN RELATED BUSINESSES, WHICH CREATES THE POTENTIAL FOR CONFLICTS OF INTEREST

      Innova currently engages in, and expects from time to time to engage in, transactions with Televisa, News Corporation, Liberty Media International Inc., or Liberty Media (each an indirect owner of Innova), and their subsidiaries and other affiliates. These transactions present potential conflicts of interest.
Currently:

         - We obtain significant programming content from our owners and their programming affiliates. Televisa and News Corporation offer us all of their existing program services (i.e., channels) and are obligated to offer us their future program services pursuant to our Social Part Holders Agreement. We have the DTH exclusive broadcast rights to Televisa's and News Corporation's programming channels in Mexico, subject to a number of preexisting third party agreements. However, Televisa, News Corporation and their programming affiliates provide, and will continue to provide, programming to other, non-DTH pay television businesses, such as cable operators, which compete with us.

         - We obtain our conditional access and most components of our broadcast system from NDS Group plc (formerly known as News Digital Systems Limited), or NDS, a News Corporation subsidiary.

         - We obtain play-out and uplink functions and related services from DTH TechCo Partners, or DTH TechCo, a joint venture in which, as a result of a series of transactions in October 2004, Televisa and DIRECTV indirectly hold 30% and 70% interests, respectively. See "Item 4 - Information on the Company - History and Development of the Company." In addition, we obtain from Televisa similar services relating to locally-sourced programming.

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

OUR OWNERSHIP COULD SUBSTANTIALLY CHANGE, AND WE CANNOT PREDICT THE EFFECT THIS WILL HAVE ON OUR BUSINESS

      In October 2004, we, Televisa, News Corp., Liberty Media and Globo Comunicacoes e Partipicacoes S.A., or Globopar, entered into a series of transactions with each other and with The DIRECTV Group, Inc., or DIRECTV, relating to our DTH joint ventures, which, if consummated, would result in DIRECTV and DIRECTV Latin America, or DTVLA, owning approximately 43% of our equity and Televisa owning the remaining 57% of our equity. See "Item 4 - Information on the Company - History and Development of the Company." At this time, we cannot predict what impact this potential change in ownership may have on our business as we have depended on our owners for financing in the past and continue to be dependent on our owners for programming and systems support.

IF OUR AFFILIATE DTH TECHCO IS UNABLE TO OBTAIN FUNDING, IT MAY NOT BE ABLE TO PROVIDE A NECESSARY SERVICE FOR OUR OPERATIONS, WHICH COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      We depend on DTH TechCo for uplink, downlink and related services relating to all of our programming other than local programming for which Televisa provides uplink and downlink services. DTH TechCo also provides these services to Sky Multi-Country Partners, or MCOP (a U.S. partnership which was previously indirectly owned by Televisa, News Corporation and Globopar), and Sky Brasil Servicos Ltda., or Sky Brasil (a DTH service which was previously owned indirectly by Globopar, News Corporation and Liberty Media). In October 2004, in a series of transactions involving Televisa, News Corporation, Liberty Media, Globopar and DIRECTV, (i) MCOP became owned 40% by DIRECTV, 30% by Globopar and 30% by Televisa, and depending on the consummation of additional transactions, DIRECTV will acquire the remaining 60% in MCOP owned by Televisa and Globopar and (ii) DIRECTV, depending on the consummation of the transactions, will own 72% of the equity in Sky Brasil and the remainder will be held by Globopar. DTH TechCo depends on payments from us, MCOP and Sky Brasil to fund its operations. As a result of Globopar's financial condition, Globopar has ceased providing financial support to DTH TechCo and MCOP since September 2002, and MCOP, in turn, has ceased making payments to DTH TechCo, which payments, we believe, previously accounted for over 50% of DTH TechCo's revenue. As a result, Televisa, News Corporation and Liberty Media, and since October 2004, DIRECTV, have been funding DTH TechCo's operating cash shortfall through loans to DTH TechCo. However, our owners are not obligated to provide funding to DTH TechCo, and we cannot assure you that continued funding will be available or what effect the change in ownership of MCOP and Sky Brasil may have on continued funding. If
(i) MCOP fails to make required payments to DTH TechCo or (ii) Sky Brasil fails to continue making its required payments to DTH TechCo, and if DTH TechCo's owners, Televisa and DIRECTV, fail to make up the shortfall, then DTH TechCo would be unable to provide services to us. We have not currently identified possible replacement services providers, and, if DTH TechCo were unable to provide services to us, we would be unable to provide a substantial portion of our programming services to our customers, which would materially and adversely affect our business.

OUR EQUITY HOLDERS HAVE, OR MAY ACQUIRE, INTERESTS IN BUSINESSES WHICH COMPETE WITH US FOR CUSTOMERS AND BUSINESS OPPORTUNITIES

      Indirectly, Televisa owns approximately 60% of Innova's total voting power, subject to the provisions of our bylaws and the Social Part Holders Agreement. For more information on these provisions, see "Item 7 -- Major Shareholders and Related Party Transactions -- Major Shareholders." In October 2004, we, Televisa, News Corp., Liberty Media and Globopar entered into a series of transactions with each other and with The DIRECTV Group, Inc., or DIRECTV, relating to our DTH joint ventures, which, if consummated, would result in DIRECTV and DTVLA owning approximately 43% of our equity and Televisa owning the remaining 57% of our equity. See "Item 4 - Information on the Company - History and Development of the Company."

      Televisa has agreed not to engage in the DTH business in Mexico except through Innova. However, Televisa competes with Innova in Mexico City for customers in Mexico City's pay television market, since it controls and owns a majority interest in Cablevision, the operator of Mexico's third-largest cable television system. See "Item 4 -- Information on the Company -- Business Overview -- Competition -- Cable Television and MMDS." Innova intends to compete in all markets it serves, regardless of whether Televisa, or an entity in which Televisa has an interest, competes in those markets. However, Cablevision could attract potential or existing subscribers away from us, given its significantly greater capital and operational resources and familiarity with our business strategy and customer information as a result of Televisa's majority interest. Televisa could also commit greater resources to Cablevision or its other subsidiaries and affiliates than to Innova, giving those competitors a financial advantage.

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

THE OUTCOME OF LITIGATION AND GOVERNMENTAL PROCEEDINGS COULD IMPACT OUR RESULTS OF OPERATIONS AND LIQUIDITY

      In October 2004, DIRECTV announced the shut down of its operations in Mexico. DIRECTV, through its indirect subsidiary Grupo Galaxy Mexicana S. de R.L. de C.V. (Galaxy Mexico) sold its subscriber list to our subsidiary Corporacion Novavision S. de R.L. de C.V (Novavision) in exchange for two notes with an aggregate principal amount totaling approximately Ps. 621.1 million and potential payments in the future depending on the number of subscribers that successfully migrate. In addition, we, Televisa, News Corp., Liberty Media and Globopar entered into a series of transactions with each other and with The DIRECTV Group, Inc., or DIRECTV, relating to our DTH joint ventures, which, if consummated, would result in DIRECTV and DTVLA owning approximately 43% of our equity and Televisa owning the remaining 57% of our equity. Darlene Investments, LLC, or Darlene, a minority owner of DTVLA, has filed suit alleging fraud, self-dealing and violation of fiduciary duties against DIRECTV, News Corp. and others seeking, among other things, injunctive relief to preclude the consummation of certain transactions between us and our owners. The timing and outcome of the final resolutions to these matters is uncertain. See "Item 4 -- Information on the Company -- History and Development of the Company" and "Item 10 -- Legal Proceedings."

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

         - statements concerning the impact of our licenses to broadcast World Cup soccer matches, NFL matches and other high-profile events;

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

ITEM 4. INFORMATION ON THE COMPANY

                     HISTORY AND DEVELOPMENT OF THE COMPANY

      Innova, S. de R.L. de C.V. is a Mexican limited liability company with variable capital or sociedad de responsabilidad limitada de capital variable. Innova was formed on July 25, 1996 as a Mexican limited liability company or sociedad de responsabilidad limitada under Mexico's Ley General de Sociedades Mercantiles (General Law of Mercantile Organizations) and converted to a limited liability company with variable capital on July 2, 1998, (although it was notarized on December 22, 1998). Our company was registered with the Public Registry of Commerce in Mexico City under the commercial File (folio mercantil) No. 213223. Under the terms of our estatutos sociales, or bylaws, our corporate existence continues for 99 years through 2095 unless terminated earlier. Our principal address is Insurgentes Sur 694, Piso 8, Colonia del Valle, 03100 Mexico D.F. in the United Mexican States. Our telephone number at that address is (52-55)5448-4000. The trustee for our senior notes is The Bank of New York, 101 Barclay Street, New York, NY 10286, and can be contacted by requesting the Corporate Trust Department at (212) 815-6331.

      Our net sales for each of the last three fiscal years is set forth in the table below.

                                          FOR THE YEAR ENDED DECEMBER 31,
                                --------------------------------------------------
                                     2002              2003              2004
                                --------------     -------------     -------------
                            (IN THOUSANDS OF CONSTANT DECEMBER 31, 2004 MEXICAN PESOS)
Net Sales................       Ps.  3,754,787     Ps. 4,019,067     Ps. 4,769,027

      We provide digital Ku-band direct-to-home or DTH broadcast satellite pay television services in Mexico under the name "Sky." DTH satellite systems use medium or high-powered satellites to deliver signals to satellite antennas installed at homes, apartment buildings, hotels, restaurants, and other commercial locations. In contrast to the locally-transmitted signals of MMDS, a DTH satellite footprint can cover large land areas. DTH satellite transmission can also reach land areas with either weak cable infrastructure or no cable television access, such as the mountainous and rural areas of Mexico. We believe that the Ku-band DTH satellite pay television industry in Mexico offers substantial opportunities for growth due to the large potential market size, high number of addressable households and low penetration of pay-TV services in Mexico. We also believe that DTH satellite service is one of the most cost-effective ways to distribute programming. We launched our DTH service on December 15, 1996 and as of May 31, 2005 we were broadcasting up to 192 digital channels (123 video, 37 pay per view and 32 audio) to approximately 1,107,500 subscribers, including approximately 63,400 non-residential subscribers. See "Item 5 -- Operating and Financial Review and Prospects -- Operating Results"; and " -- Overview -- Trend Information."

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

      We are the Sky DTH platform developed in Mexico by Televisa, News Corp. and Liberty Media. Our sponsors, together with Globopar, the largest television broadcaster and media group in Brazil, have also developed other platforms in Brazil and throughout Latin America. In October 1997, the partners formed MCOP, a U.S. partnership which invests in, and supplies programming and other services to, the Sky DTH platforms in Latin America outside of Mexico and Brazil, including Colombia and Chile.

      In October 2004, DIRECTV Mexico announced that it was shutting down its operations and we, Televisa, News Corp., DIRECTV, Liberty Media and Globopar entered into a series of agreements relating to our owners' DTH joint ventures. With respect to the DTH joint venture in Mexico:

   - We and DIRECTV Mexico entered into a purchase and sale agreement, pursuant to which we agreed to purchase DIRECTV Mexico's subscriber list for two promissory notes with an aggregate original principal amount of approximately Ps. 621.1 million. The promissory notes mature on the earlier of (i) the date five business days after the date we and DIRECTV Mexico finally determine the number of subscribers that successfully migrated from DIRECTV Mexico to us, measured as of a date approximately 16 to 22 months after the date of the agreements, or (ii) October 9, 2009;

   -  We and DIRECTV Mexico entered into a letter agreement which provides for
      (i) an additional cash amount to be paid by us to DIRECTV Mexico if more than 180,000 subscribers successfully migrate to Innova, (ii) a cash amount to be paid by DIRECTV Mexico to Innova if fewer than 70,000 subscribers successfully migrate to Innova, and (iii) a cash amount to be paid by DIRECTV Mexico to Innova to the extent certain migrated subscribers churn before they become "good subscribers", as defined in the agreement;

   - We, Innova Holdings and News Corp. entered into an option agreement, pursuant to which News Corp. was granted an option to acquire up to a 15% equity interest in each of Innova and Innova Holdings. The amount of equity to be received upon the exercise of the option depends on the successful migration and retention of DIRECTV Mexico's subscribers to Innova with a minimum migration of 175,000 subscribers required for the issuance of the full 15% equity interest. The options become exercisable when the DTH business operations of DIRECTV Mexico have finally ceased, we and DIRECTV Mexico have finally determined the number of subscribers that successfully migrated from DIRECTV Mexico to us, and certain other conditions have been satisfied. If the options become exercisable, the holder may exercise them by delivering to Innova and Innova Holdings the promissory notes for cancellation or by paying to Innova and Innova Holdings an amount in cash equal to the aggregate principal amount of the promissory notes. The options expire on October 8, 2009. If the options are terminated under certain limited circumstances related to regulatory challenges, or after a final determination that renders the options illegal, or expire unexercised, then within ten days of the expiration date, DIRECTV Mexico will be entitled to receive an aggregate cash payment (including any payments made under the notes described above) of up to approximately U.S.$137.7 million if 175,000 DIRECTV Mexico subscribers successfully migrate to Innova. Termination of the option is limited to certain specific events;

   - DIRECTV and News Corp. entered into a purchase agreement pursuant to which DIRECTV acquired (i) the right (which DIRECTV concurrently assigned to DTVLA) to purchase from News Corp. the options granted to News Corp. by Innova and Innova Holdings to purchase up to an additional 15% of the outstanding equity of each of such entities pursuant to the option agreement described above, and (ii) the right to acquire News Corp.'s 30% interest in Innova;

   - DIRECTV and Liberty Media, entered into a purchase agreement pursuant to which DIRECTV agreed to purchase all of Liberty Media's 10% interest in Innova for U.S. $88.0 million in cash, subject to customary closing conditions. DIRECTV has agreed that Televisa may purchase two-thirds (2/3) of any equity interest in Innova sold by Liberty Media, on the terms and subject to the conditions set forth in the purchase agreement between DIRECTV and Liberty Media;

   - Televisa entered into an amended and restated guaranty with PanAmSat pursuant to which the proportionate share of our transponder lease obligation guaranteed by Televisa was reduced from 60% to 51%, until the full exercise of the options to News Corp. granted by Innova and Innova Holdings, at which point Televisa's guarantee will be adjusted to cover a percentage of the transponder lease obligations equal to its percentage ownership of Innova at that time. News Corporation's proportionate share of the guarantee was increased from 30% to 49% and Liberty Media was released of its guarantee;

   - We, Televisa, News Corp., DIRECTV and DTVLA entered into a DTH agreement that, among other things, governs the rights of the parties with respect to DTVLA's announced shut down of its Mexican DTH business, planned shut down of its existing DTH business in certain countries in Central America and the Caribbean, the carriage of certain of Televisa's programming channels by us and other DTH platforms of DIRECTV, DTVLA, News Corp. and their respective affiliates, and the waiver and potential release of certain claims between certain of the parties; and

   - We and Televisa entered into two channel licensing agreements pursuant to which we will pay Televisa a royalty to carry its over-the-air channels on our DTH service.

      If the transactions contemplated by these agreements are consummated, Televisa will own approximately 57% of the equity interest in Innova and DIRECTV and DTVLA will collectively own the remaining 43% equity interest in Innova.

      In connection with the October 2004 reorganization, with respect to the DTH joint ventures elsewhere in Latin America:

      - Televisa entered into a purchase and sale agreement with DIRECTV, pursuant to which among other things, (i) DIRECTV acquired all of Televisa's direct equity interests in Sky Latin America Partners, or ServiceCo (a U.S. partnership formed to provide business and management services), (ii) subject to the satisfaction or waiver of certain conditions, including the resolution of an audit currently pending before the U.S. Internal Revenue Service related to MCOP, DIRECTV has agreed to purchase all of Televisa's indirect equity interests in MCOP, and (iii) DIRECTV has agreed to indemnify Televisa for any and all losses arising out of its status as a partner in MCOP other than losses arising out of the pending tax audit;

      - DIRECTV also agreed to purchase each of News Corp.'s, Liberty Media's and Globopar's equity interests in DTH TechCo (a U.S. partnership formed to provide technical services from a main uplink facility in Miami Lakes, Florida and a redundancy site in Port St. Lucie, Florida), ServiceCo and MCOP; and

      - PanAmSat Corporation, or PanAmSat, unconditionally released Televisa and News Corp. from any and all obligations related to the MCOP transponder lease.

      As a result of the closing of these transactions, ServiceCo will be wholly owned by DIRECTV, DTH TechCo will be owned 70% by DIRECTV and 30% by Televisa, and MCOP will be owned 40% by DIRECTV, 30% by Globopar and 30% by Televisa. If the transactions contemplated by the foregoing agreements are consummated, DIRECTV will acquire the remaining 60% in MCOP owned by Televisa and by Globopar.

      The closing of these transactions is subject to certain regulatory approvals, including clearances from competition and telecommunications authorities in foreign jurisdictions and other closing conditions. Therefore, we cannot assure you that these transactions will be consummated. In addition, Darlene Investments, LLC, or Darlene, a minority owner of DTVLA, has filed suit alleging fraud, self-dealing and violation of fiduciary duties against DIRECTV, News Corp. and others seeking, among other things, injunctive relief to preclude the consummation of these transactions. The timing and outcome of the final resolutions to these matters is uncertain. See "Item 10 -- Legal Proceedings."

      Our owners have contributed capital to us from time to time. In September 2003, our owners capitalized all loans made by them or any of their affiliates to us. The amount of the loans and accrued interest capitalized as of September 9, 2003 was approximately Ps. 4.5 billion. For a more detailed discussion of these transactions, see "Item 7 -- Major Shareholders and Related Party Transactions." In 1997, we issued U.S.$375.0 million of 12 7/8% senior notes due 2007 and completed an exchange offer for all unregistered notes. We used the net proceeds from that offering of our senior notes primarily to finance start-up operations. In September 2003, we completed an offering for U.S.$300.0 million of our 9.375% senior notes due 2013 and completed an exchange offer for all outstanding notes. We used the net proceeds from this offering to redeem U.S.$287.0 million in principal amount of our 12 7/8% senior notes due 2007. More recently, in December 2004, we entered into a Ps. 1,012 million, 7-year bank loan agreement with a fixed interest rate of 10.55% per annum. The net proceeds from the loan were used on January 7, 2005 to redeem the remaining U.S. $88.0 million principal amount of our outstanding 12 7/8% notes due 2007 plus accrued and unpaid interest. For a more detailed discussion of these transactions, see "Item 5 -- Operating and Financial Review and Prospects -- Liquidity and Capital Resources."

STRONG SPONSORSHIP

      Innova was historically owned by Televisa (60%), News Corp. (30%) and Liberty Media (10%). If the transactions contemplated by the agreements with DIRECTV are consummated, Televisa would own approximately 57% of the equity interest in Innova and DIRECTV and DTVLA would collectively own the remaining 43% equity interest in Innova. We believe that the experience, expertise and resources of our owners in the entertainment and media industries increases our access to programming, technology and distribution services and helps us compete in the Mexican Ku-band DTH satellite pay television market.

      Televisa is the largest television broadcaster in Mexico. We believe that Televisa produces and owns the largest library of Spanish-language television programming in the world. Televisa owns and operates four television networks in Mexico, including its flagship Channel 2 network, known as "The Channel of the Stars." Channel 2 is the leading television network in Mexico and the leading Spanish-language television network in the world in terms of the potential worldwide audience that can receive its signal. In addition to its Mexican television production and broadcasting activities, Televisa has interests in programming for pay television, international distribution of television programming, publishing, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and the operation of a horizontal Internet portal. Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

      News Corporation is a diversified international media and entertainment company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Australia, Asia and the Pacific Basin.

      Liberty Media owns and operates broadband cable television and telephony distribution networks and provides diversified programming services in Europe, Latin America and Asia. Its programming networks distribute services through a number of distribution technologies, principally cable television and DTH. Liberty Media is a wholly owned subsidiary of Liberty Media International, Inc.

      DIRECTV is the largest provider of DTH digital television services in the United States and a leading provider of DTH digital television services throughout Latin America based on the number of subscribers. DIRECTV provides its subscribers with access to hundreds of channels of digital-quality video pictures and CD-quality sound programming that are transmitted directly to its customers' homes or businesses via high-powered geosynchronous satellites.

CAPITAL EXPENDITURES

      The table below sets forth our capital expenditures for the years ended December 31, 2002, 2003 and 2004 and for the three months ended March 31, 2005. See "Item 5 -- Operating and Financial Review and Prospects -- Liquidity and Capital Resources."

                                                                                            FOR THE THREE
                                                FOR THE YEAR ENDED DECEMBER 31,             MONTHS ENDED
                                        ----------------------------------------------      --------------
                                           2002              2003              2004         MARCH 31, 2005
                                        ----------        ----------        ----------      --------------
                                                (IN THOUSANDS OF U.S. DOLLARS)
SkyKits.........................        $   37,803        $   36,268        $   56,930        $   27,936
Subscriber Management System....             7,078             9,865             2,035                14
Transmission, Computer and
  Other Equipment...............             4,850             3,490             8,305               698
                                        ----------        ----------        ----------        ----------
TOTAL...........................        $   49,731        $   49,623        $   67,270        $   28,648
                                        ==========        ==========        ==========        ==========

      Our principal capital expenditures for the fiscal years ended 2002, 2003 and 2004 and the three months ended March 31, 2005 included purchasing IRDs, antennas, low noise blocks, or LNBs, smart cards and remote controls and accessories, which together comprise the "Sky Kit"; transmission equipment, computers and software; and our SMS. These capital expenditures increase as our DTH platform and the number of subscribers grow. For a description of how we financed these capital expenditures, see "Item 5 -- Operating and Financial Review and Prospects -- Liquidity and Capital Resources."

      In November 2003, we implemented an SMS to support the growth of our subscriber base. Currently this system is in service and is fully operational. We believe this SMS allows us to provide more effective management and billing services to our subscribers. For more information on the SMS, see " -- Business Overview -- Operations -- Subscriber Management System."

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

                                BUSINESS OVERVIEW

TELEVISION MARKET IN MEXICO

      We believe that Mexico is the second-largest television market in Latin America after Brazil with approximately 20.1 million television households as of December 31, 2004. The television industry in Mexico has expanded from broadcast television to pay television, including cable, MMDS, and DTH satellite services. Mexico has a strong demand for entertainment programming, as the average television household in Mexico watches more than seven hours of television daily, according to figures from the Instituto Brasilero de Opinion Publica y Estadistica.

      We estimate that as of December 31, 2004, 4.1 million households in Mexico, not including households receiving unauthorized Ku-band and C-band services, received pay television services. These households represented approximately 20.4% of the Mexican television market as of that date. Mexico remains one of the least penetrated pay-TV markets in the Latin American region. In addition, we estimate that approximately 2.3 million of these 4.1 million households subscribe to cable television, while approximately 0.6 million households subscribe to MMDS, and approximately 1.2 million households subscribe to DTH. In the past, we had estimated that there were some 1.0 million households that received C-band DTH satellite signals on the gray market; however, we believe this number may be decreasing due to technological advances that make receiving and decoding unauthorized DTH signals more costly and difficult. Additional households receive unauthorized, gray market Ku-band DTH satellite signals from the United States, while still other receive pirated DTH signals from within Mexico. We believe that piracy of cable television signals across Mexico presents a major challenge to the Mexican pay-TV market. We cannot estimate the number of households that receive pirated cable television signals in Mexico, but we believe the number is significant.

      We believe that our potential subscriber base principally consists of households with an annual household income of at least Ps. 137,450 and commercial establishments such as hotels, restaurants and bars. We estimate that, as of December 31, 2004, Mexico had approximately 8.3 million households with annual incomes of at least Ps. 137,450, representing approximately 41% of the country's total television households. Of these households, we believe that
6.8 million could receive DTH service. Over the past two years we have broadened our base of potential subscribers by decreasing the annual household income that defines our potential subscriber base and continue to consider marketing to this wider group of consumers.

      We believe that Mexico represents one of the largest and most attractive markets for Ku-band DTH satellite pay television services in Latin America. We seek to further consolidate our position as the leading provider of pay-TV services in Mexico. We believe that we can achieve our business objective by offering a broad range of high quality programming via superior satellite service at a competitive price. Through these means, we intend to increase our market share by persuading our competitors' customers to switch to our service and capitalizing on any projected increase in demand for pay television services in Mexico.

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

      Currently, there are nine commercial television stations operating in Mexico City (besides channel 52 from MVS, the leading MMDS operator in Mexico, and private channels 28 and 34) and approximately 455 other television stations elsewhere in Mexico. Most stations outside Mexico City re-transmit programming originating on one of the Mexico City stations. Televisa owns and operates four television stations in Mexico City, Channels 2, 4, 5, and 9, which collectively are affiliated with 221 other repeater stations and 32 local stations outside of Mexico City. In addition, Televisa operates an English-language television station on the Mexico-California border. The Mexican government currently operates two stations in Mexico City, Channel 11 (with 7 repeaters) and Channel 22, and repeater stations outside Mexico City. TV Azteca operated through a joint venture with Televisora del Valle de Mexico, S.A. de C.V.,the CNI Channel 40, a UHF channel broadcasting in Mexico City until the union employees of this joint venture went on strike on May 2005 and suspended the signal transmission. The SCT is evaluating whether to revoke the Channel 40 concession due to the suspension of the signal transmission. There are also 17 independent stations outside of Mexico City, which are unaffiliated.

PAY TELEVISION INDUSTRY OVERVIEW

      Cable Television

      Cable television offers multiple channels of entertainment, news and informational programming to subscribers who pay a monthly fee based upon the package of channels they receive. Cable subscribers in Mexico generally pay a monthly subscription fee equal to Ps. 260 for a basic package (calculated as a weighted average) and as much as Ps. 579 for premium and digital packages. These prices do not take into account promotions cable operators may offer from time to time. According to Mexico's cable television trade organization, Camara Nacional de la Industria de Television por Cable or CANITEC, there were over 570 cable operators through concessions in Mexico as of December 31, 2004. Under Mexican law, all licenses to provide cable television services in a specific service area are non-exclusive licenses.

      Megacable is Mexico's largest cable system operator with approximately 650,000 household subscribers as of December 31, 2004 and is located in several regions in the country, including Veracruz, Puebla, Jalisco and the Pacific coast. Grupo Cablemas is the second largest cable system operator with approximately 500,000 household subscribers as of December 31, 2004 and is located in several areas, including the Yucatan, Campeche and the Chiapas peninsular region, central Mexico, Tijuana, Mexicali, Chihuahua, Juarez, Baja California and other cities on the United States-Mexico border. Grupo Cablemas is followed by Cablevision, which holds a franchise for Mexico City and the surrounding areas and had over 355,000 household subscribers as of December 31, 2004. Televisa owns 51% of Cablevision. The remaining 49% is publicly held.

      In late 2003, the SCT authorized cable television providers to begin providing the services of bi-directional data transmission, which permits them to provide their customers enhanced television, interactive programming services, near-video-on-demand services, video-on-demand services and e-commerce applications.

      Currently, these three major cable operators are offering digital cable television services and are focused on promoting other value-added services, such as high speed Internet access. All of them offer basic and premium packages to its subscribers, as well as "a la carte" channels and they are, or will shortly be offering digital video recorders, or DVRs, also known as personal video recorders, or PVRs.

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

      We estimate that the metropolitan Mexico City area alone contains approximately 26% of the households with television sets in the country. We estimate that approximately 6.6% of households with a television set in the metropolitan Mexico City area already receive cable television from Cablevision. While recent comparable data for all of Mexico is not available, we believe that the percentage of homes that own television sets and receive cable service is generally higher in metropolitan Mexico City than in other areas of Mexico (excluding the U.S.-Mexican border). We have based our estimates on information obtained from the SCT, CANITEC, other public information and internal estimates.

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

      We estimate that, of the approximately 20.1 million television households in Mexico as of December 31, 2004, up to 600,000 of them subscribed to MMDS. At least eighteen companies currently operate MMDS systems in Mexico. MVS Multivision, S.A. de C.V., or Multivision, is the leading MMDS operator in Mexico and provides MMDS services in the Mexico City area and nine other cities across the country. MMDS systems do not rebroadcast the main over-the-air channels.

      During the last two years, Multivision has strongly focused on offering wireless internet access. However, it continues to offer a small package of 15 video channels (with no pay-per-view or audio channel options) for Ps. 95 per month. Through this strategy, we believe it has continued to grow, despite strong competition in Mexico City. Multivision also offers the choice of a second package of 23 video channels, which includes 8 movie channels, for Ps. 285 per month.

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

      Ku-Band DTH. Ku-band DTH satellite pay television services became available for the first time in Mexico in 1996. The Ku-band DTH service's higher power allows subscribers to receive programming with low cost antennas as small as 60 centimeters to 1.2 meters in diameter. Our subscribers receive transmissions from the more powerful Ku-band PAS-9 which requires antennas no larger than 80-centimeters in diameter. This small antenna size compares favorably with the 1.8 to 5.0 meter antennas typically used for C-band reception. We believe that Ku-band DTH technology currently provides for the most cost efficient, national, point-to-multi-point transmission of video, audio, and data services. Our Ku-band service uses digital compression technology that in comparison to analog technology, provides increased channel capacity per transponder and improved audio and video quality. Our digital compression technology currently permits the broadcast of up to 10 to 12 video channels of programming per Ku-band transponder. Six of our 12 transponders use this technology. We have invested in compression technology that allows us to increase the number of channels and services we offer without increasing bandwidth or satellite costs. This compression technology would allow us to increase our capacity to up to 17 video channels per transponder or to increase band-width required for interactive services; however, we currently only have this technology for 6 of our 12 transponders. Technological developments have also enabled us to start offering a variety of auxiliary services, including the "Sky Interactive" services introduced in late 2000, and more recently to include in some channels HTML-interactive applications as statistics, brief comments and news.

PROGRAMMING AND SERVICES

      Rates and Fees

      In general, we currently charge our residential subscribers:

         - a one-time fee for subscription, installation and activation equal to approximately Ps. 799 (discounted to Ps. 699 or Ps. 199 if the subscriber agrees to pay monthly programming fees via automatic charge to a debit card or to a credit card, respectively);

         - a monthly programming fee ranging from Ps. 151 to Ps. 588, depending on which programming package the subscriber chooses and whether the subscriber pays within 12 days of the billing date;

         - a monthly rental fee of Ps. 161 (Ps. 148 if the subscriber pays within 12 days of the billing date) for the rental of the IRD, LNB, Smart Card, remote control and related components;

         - a monthly rental fee of Ps. 138 (Ps. 125 if the subscriber pays within 12 days of the billing date) for the rental of a second IRD and related components; and

         -  an annual membership fee of Ps. 268.

         We also offer promotions that include offers of free subscriptions, installation or activation, intended to attract subscribers away from other pay-TV systems.

         These rates and fees do not generally apply to our non-residential or commercial subscribers, whose rate packages and arrangements are negotiated on a case-by-case basis. Our commercial subscribers consist primarily of hotels (where each room capable of receiving our service is counted as a separate subscriber), restaurants and bars. While we negotiate rates with our commercial subscribers on a case-by-case basis, these rates are substantially lower than our residential rates. As a result, our commercial subscribers have a substantially lower average revenue as compared to residential subscribers and we believe that the revenue we receive from commercial subscribers is immaterial to our results of operations.

      Programming Packages

      Currently, we offer residential subscribers the choice of five programming packages: Basic (70 video channels, 32 audio channels and 31 pay-per-view); Fun (88 video channels, 32 audio channels and 37 pay-per-view); Movie City (102 video channels, 32 audio channels and 37 pay-per-view); HBO/Max (106 video channels, 32 audio channels and 37 pay-per-view) and Universe (123 video channels, 32 audio channels and 37 pay-per-view).

     The current prices for residential subscribers for our five programming packages are as follows:

                                              MONTHLY         PRICE WITH        NUMBER OF
                                            PROGRAMMING     PROMPT PAYMENT        VIDEO
          PROGRAMMING PACKAGE                PRICE(1)        DISCOUNT(2)       CHANNELS(3)
          -------------------               -----------     --------------     -----------
Basic..................................     Ps. 228.00        Ps. 151.00            70
Fun....................................     Ps. 278.00        Ps. 241.00            88
Movie City.............................     Ps. 398.00        Ps. 351.00           102
HBO/Max................................     Ps. 448.00        Ps. 401.00           106
Universe...............................     Ps. 588.00        Ps. 541.00           123

(1) Not including the monthly IRD rental fee described above, but including value-added tax.

(2) If payment is made within 12 days of the billing date a subscriber receives a discount on his or her monthly subscription. We instituted this policy in October 2000 after raising our monthly subscriptions by about 8%.

(3) Each package also includes 32 audio channels and 37 pay-per-view channels (except for Basic package, which only include 31 pay-per-view channels).

      From time to time, we offer special promotions targeted at particular local areas in response to local competitive conditions.

      Pay-Per-View and Special Events

      We currently offer 37 pay-per-view channels. We devote 24 of these channels to family entertainment and movies and seven channels to adult entertainment. We set aside six extra channels exclusively for special events, known as Sky Events, which include boxing matches, concerts, sports and movies. We provide some Sky Events at no additional cost, while we sell other on a pay-per-view basis.

      Sky Interactive and New DVR Technology

      Sky Interactive allows subscribers to watch different and enhanced content on the same or different channel. As part of our regular service, we currently offer several services with interactive features, including an Interactive Portal, Fox News channel, "Avances Sky" (programming highlights), "Novelas Interactive" (popular soap operas shows highlights), "Fut Interactive" (football soccer stats and highlights), "Boomerang Interactive" (kids-oriented channel with games) and various interactive applications during special events such as Big Brother or sporting events. We believe this technology may also enable us to offer more value-added services in the future, such as television-commerce, games and subscription information services.

      Additionally, in May 2005 we launched 12 easy-to-find Mosaic-channels to improve our service and give our customers an easier and faster way to navigate into all of Sky's programming by genre.

      In May and June 2004, we beta-tested digital video recorders, or DVRs, in Mexico City markets. In our Sky+ offering, we provided consumers with new set-top boxes, which contain hard disk drives capable of recording at least 35 hours of digital video, Central Processing Units, digital video chips, modems, and other components that allow subscribers to receive enhanced, personalized television services. This technology allows subscribers to record shows while watching other channels, play back and fast forward recorded shows, and pause and rewind live television. Further, DVRs provide subscribers with personalized service by allowing them to record their favorite shows, all season long, and skip reruns, if desired. We believe this new technology with its enhanced features, will enable us to offer more value-added services in the future, including the interactive features described above. When combined with our current offering of interactive services, this new service provides us with a competitive advantage because it offers subscribers improved home entertainment Fall from one source. Currently, Cablevision is offering similar PVR equipment in Mexico City. We are continuing to explore new interactive services and technology to offer to our subscribers.

      Programming Acquisition

      During 2004, we continued to enhance our programming content by adding special events on a pay-TV exclusive basis, including the reality shows Big Brother VIP3 and "Confianza Ciega" and several professional sporting events, including certain matches of the Mexican Closing Soccer Tournament and the Opening Soccer Tournament, the pay-TV exclusive broadcast of the America team soccer matches in the "Copa Libertadores" soccer tournament, the Wimbledon and U.S. Open tennis tournaments, boxing matches, certain matches of the Mexican baseball league, the LPGA, U.S. PGA and U.S. Senior PGA golf tournaments, an interactive mosaic channel of the Olympic Games at Athens and the NFL Sunday Ticket, previously an exclusive content of DIRECTV Mexico.

      In December 2004 we entered into a 3-year agreement with NFL International LLC (NFL) for the pay-TV exclusive transmission of the NFL Sunday Ticket and the non-exclusive transmission of the NFL Network channel in Mexico. In addition, we reached an agreement with Televisa to purchase the rights to broadcast 34 of the 64 2006 FIFA World Cup soccer tournament matches on a pay-TV exclusive basis and we are in the process of finalizing this agreement. We believe this exclusive content represents an important competitive advantage and a driver in attracting and retaining subscribers.

      During 2004, we also added several new channels to our line-up, including:
Antena 3, a popular channel broadcast in Spain; the "Film Zone," a movies channel; TV Globo, a popular Brazilian channel, the "G Channel," an adult oriented channel; the Cinecanal Classics, a classic movies channel; VH1, a music videos channel and Universal channel, a movies channel. In addition to new programming contracts, we continue to operate under arrangements with a number of third party programming providers.

      We currently negotiate directly for programming with international suppliers from the United States, Europe and Latin America. We have entered into definitive agreements with many programming providers, while other providers supply programming under letters of intent, invoices or other less formal arrangements. Our suppliers include, but are not limited to: DMS Media Services LLC (which offers Warner, Sony, E! entertainment, A&E Mundo, the History Channel, AXN, Jetix, Disney Channel, HBO, MaxPrime and Cinemax), LAPTV (Movie City, Cinecanal and The Film Zone), Turner Broadcasting System Latin America, Inc. (TNT, CNN and Cartoon Network and Boomerang), Discovery Networks (People & Arts, Discovery Channel, Discovery Kids, Animal Planet, Discovery Health and People and Arts), Fox Latin America Channels Inc. (National Geographic, Canal Fox, Fox Sports, Fox News, Universal channel and Speed Channel), Pramer (Film & Arts, El Gourmet, Private Gold, Private Blue, Magic Kids, Europa Europa, Hallmark, Reality TV and Cosmopolitan), MTV Networks (MTV, VH1 and Nickelodeon), Claxon (Playboy, G Channel, Fashion TV and Infinito), Castalia Communications (Globo International and BBC World) and Bloomberg LP (Bloomberg Channel). We regularly negotiate new agreements with our programming suppliers. We also have arrangements with the following studios to show films on an as-needed basis:
DreamWorks, 20th Century Fox, Universal Studios International, Buenavista International, MGM, Paramount Pictures, Sony Pictures International, PWI Films, Inc. and Independent Studios.

      These providers currently provide a number of programming alternatives for both our basic and premium digital services packages. Substantially all of these arrangements are on a non-exclusive basis, are denominated in U.S. Dollars and are for limited terms, typically one to two years, and may be renewed by mutual agreement upon their expiration. We cannot assure you, however, that these arrangements will not be terminated, or that we will be able to renew these contracts and arrangements upon their expiration, or if so, upon similar or otherwise favorable terms.

      Televisa and News Corporation provide us with significant programming content, some of which we distribute on an DTH exclusive basis in Mexico. We have the exclusive right to distribute, via DTH in Mexico, all program services or channels over which Televisa and News Corporation have control, subject in each case to pre-existing third party agreements. Televisa and News Corporation guarantee our access to the same program services or channels made available to cable and MMDS systems in Mexico. We may access these services and channels at a price not to exceed that extended to cable or MMDS systems. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- Our Ability to Attract Subscribers Depends on the Availability of Desirable Programming from Third Party Programmers."

      Televisa also provides us with a variety of signals, which include domestic and foreign programs. Among these programs are: reality shows, musical programs, situation comedies, stand-up comedy shows, game shows, children's programs, talk and variety shows, movies, sports, special cultural events and musicals. We have DTH exclusive broadcast rights in Mexico to Canal Fox, which is one of the leading general entertainment pay television channels in Mexico and Latin America, along with Fox News, a 24-hour news channel in English, and Fox Sports Argentina.

      In connection with the transactions that took place in October 2004, we and Televisa entered into two channel licensing agreements pursuant to which we will pay Televisa a royalty to carry its over-the-air channels on our DTH service. See "Item 4 -- Information on the Company -- History and Development of the Company." In addition, pursuant to the terms of our Amended and Restated Social Part Holders Agreement, our sponsors have agreed to make available to us their existing and future program services and channels on a DTH-exclusive basis.

      In May 2005, we entered into a three-year agreement with TV Azteca for the rights to rebroadcast its over-the-air Channels 7 and 13 for a fee of Ps. 2 million per year. We also entered into a separate agreement to purchase up to Ps. 94 million in advertising from TV Azteca over the three years from the date of the agreement. In a separately negotiated agreement, we obtained from TV Azteca the pay-TV exclusive rights to broadcast various soccer matches at prices to be negotiated in the future. Prior to May 1, 2002, we were permitted to rebroadcast these channels at no cost. For more information, see "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- Our Ability to Attract Subscribers Depends on the Availability of Desirable Programming from Third Party Programmers" and "Item 5 -- Operating and Financial Review and Prospects -- Overview -- Trend Information."

      We have no other current plans to develop or produce our own programming, except for our recently launched Mosaic-channels, which are menu channels that allow subscribers to choose among television channels categorized into various groupings including, but not limited to, entertainment, movies, kids and pay-per-view.

DISTRIBUTION, SALES AND MARKETING

      In October 2000, we formed our own sales force in order to complement our existing distribution network, increase market penetration in Mexico's main cities, improve the quality of our subscriber base and reduce the acquisition cost of new subscribers. We established direct sales forces in Mexico City in 2000; in Guadalajara, Monterrey, Puebla, Tijuana, Culiacan and Leon in 2001; in Queretaro, Merida, Acapulco, Hermosillo and La Paz in 2002; in Torreon, Toluca and Villahermosa in 2003; and in Chihuahua in 2005

      As of March 31, 2005, we sell and distribute our services through a network of 8 wholesalers and 16 direct sales offices that control over 3,100 points of sale. These locations include leading malls, department stores, popular retailers, supermarkets and consumer electronics outlets. We offer commissions to our wholesalers, who, in turn, pay commissions to their retailers and distributors. Our direct sales force employees are also paid by commission, in addition to their salary and benefits. We also have control over some direct distributors, who receive commissions but are not employees.

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

      We focus on actively promoting our superior programming content and exclusive events, our high quality customer service and system and technology quality, rather than the number of channels we offer. Our programming includes Spanish-language over-the-air channels, exclusive soccer games, special events, reality shows and other sports and entertainment programming. Our marketing strategy includes advertising through national and regional television, radio, newspapers, magazines, billboards, direct mail, internet, movie and airport advertising, sponsorship of special events (such as reality shows, boxing matches, golf and soccer tournaments) and promotional activities at restaurants, bars, cultural and other social events. For a more detailed discussion of our program offerings and packages, see " -- Programming and Services."

      Intense competition and general market conditions have driven us to lower our monthly subscription fee and to offer special discounts and promotions on several occasions. We have also targeted soccer fans by offering pay-TV exclusive soccer matches. In 2004 we broadcasted 41 of the soccer matches for which Televisa had the exclusive broadcast rights, as well as 24 of the soccer matches for which TV Azteca had exclusive broadcast rights. We reward long-term subscribers with a loyalty program known as Sky Value, which is offered without cost and includes prizes, trips, programming and special events, such as concerts and sporting events.

      We monitor our nationwide installation service through a centralized operations office, which enables us to monitor the quality of service being provided to our customers. After obtaining the SkyKit equipment, the installer or the subscriber contacts our call center to activate the Ku-band DTH service. Activation typically occurs within minutes of the call.

      We provide customer service to our subscribers through our proprietary, specialized telephone call center, with a staff of approximately 1,105 to answer general questions and provide basic information about our services, as well as personalized service to solve more complex customer problems. Some of our customer service personnel also carry out subscriber retention and collection activities over the phone.

      We designed a customer service program based on Televisa's experience with its existing Mexican cable operations and News Corporation's experience with British Sky Broadcasting plc. We have made significant investments in hardware and software to manage the growth of our DTH platform and to enhance customer service. These include our SMS and our call center. Currently, the SMS is in service and is fully operational, and we believe that our SMS provides us with more effective management and billing services to our subscribers. We have also improved the efficiency of our call center by using interactive voice response, predictive dialer and customer management relationship systems. We believe that customer service is an important factor in developing customer loyalty and differentiating our service from that of our competitors.

      We engage a third party to publish and distribute SKY VIEW, our monthly magazine that details all of the channels and program listings available on SKY. SKY VIEW includes monthly programming, a guide to movies, general interest articles about actors, actresses, entertainment, a kids-oriented section, sports, lifestyle, culture, games, quizzes, general information about SKY packages, enhanced TV features and promotions. SKY VIEW is one of the most important magazines in Mexico, as measured by the number of published copies with a monthly production of over 350,000 units. We use Grupo Medios to sell advertising in the SKY VIEW magazine. We offer a variety of advertising sales packages and volume discounts to match customers' needs.

      We sell advertising on our broadcasts to corporate and other clients and advertising agencies. We use the services of a wholly owned subsidiary of Televisa to promote and sell advertising time.

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

      The term of the PAS-9 agreement ends on the earlier of (a) September, 2015 or (b) the date PAS-9 is taken out of service. The useful life of PAS-9 is expected to be approximately 15 years. We pay a monthly service fee of U.S.$1.7 million for service from all 12 transponders. Televisa, News Corporation and Liberty Media have historically guaranteed our payments to PanAmSat in proportion to their respective beneficial interests in us. Recently, Televisa and PanAmSat agreed to reduce Televisa's proportionate share of the guarantee from 60% to 51% (with News Corporation guaranteeing the remaining 49%) until the full exercise of the options to News Corporation granted to Innova and Innova Holdings, at which point Televisa's guarantee will be adjusted to cover a percentage of the transponder lease obligations equal to its percentage ownership of us at that time.

      PAS-9 is located at 58.0(degree) (degree) West longitude, and its footprint covers virtually all of Mexico's television households, as well as other areas in the Caribbean basin and portions of the United States and Central America. However, we believe that, in a few instances, some of our potential subscriber base may experience some signal degradation as a result of their particular location and PAS-9's orbital location. We do not currently have contingency arrangements in case we lose satellite service from PAS-9, nor are we insured against such an event. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- We Depend on the Availability of Satellite Transponder Services from PanAmSat."

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

      Authorizing information for subscription programming and the access control algorithm are stored on a microchip embedded in a credit card-size Smart Card. The Smart Card, which can be updated or replaced periodically, provides a simple and effective method to authorize and de-authorize subscription programming. A Smart Card enables the IRD to decode the program only when the subscriber is entitled to view the program. If the Smart Card assigned to a particular IRD is authorized for a particular channel, the data is decrypted and passed on for audio and video decompression. After decompression, the digital audio and digital video signals are reconstructed into analog format for display on a standard television set. During the fourth quarter of 2001 we completed the process of regularly replacing our subscribers' Smart Cards as a security measure intended to reduce the risk of piracy and as part of this preventive strategy, we have decided to carry out a new smart card change over process during 2005. We estimate that this process will have cost approximately U.S.$16.0 million.

      The IRDs have been designed to be easy to use. Subscribers can quickly and easily access desired programming using a remote control device via an on-screen electronic program guide. Our subscribers have access to a Mosaic channel guide, which shows eight to sixteen direct links to our television channels, categorized into various user-friendly groupings, including, but not limited to, entertainment, movies, kids, sports and pay-per-view. Our customers also have on-screen access to their account statements.

      In 2004, we purchased IRDs from Motorola, Inc. and from Thomson Commercial Electronics, who operate manufacturing plants in Sonora and Chihuahua, Mexico, respectively. There are other suppliers, including affiliates of Philips Commercial Electronics Corporation N.V., Humax Co., Ltd, a South Korea-based manufacturer and Pace Microtechnology plc, that also manufacture IRD equipment that may be compatible with our system. We are currently engaged in negotiations with other suppliers to provide us IRDs. We also purchased new set-top boxes known as personal video recorders, or PVRs, from UEC Technologies (Pty) Limited, a wholly-owned subsidiary of Allied Technologies Limited, a leading South African high-technology group involved in the development of telecommunications products.

      During 2003 and 2004, we continued to purchase the set-top box type "World Box2", from Motorola and we recently began purchasing IRDs from Thomson to provide our Sky Interactive service. The new set-top boxes from Thomson have some additional new features, such as digital 5.1 audio support and the TV Link, which allows a subscriber to connect an IRD to a second remote TV set and control it through a simple interface using the same remote control. Additionally, this new IRD allows the connection of up to four set-top boxes in the same household, using a technology and card security control to prevent subscribers from taking the IRDs to a non-authorized location through a blackout of the signal.

      The "World Box 2" set-top box and interactive service allow subscribers to choose camera angles for soccer matches, watch specific content and obtain statistics about favorite teams and players. Recently, we have included in some channels HTML-interactive applications, such as statistics, brief comments and news as the first phase of our interactive services. We believe this technology may also enable us to offer more value-added services in the future, such as T-commerce (television-commerce), games and information services, including news. These value-added services could represent a competitive advantage in our market.

      We rent the IRDs and provide the remote control and smart cards to subscribers, but retain title over them to help facilitate the recovery of the equipment if subscribers terminate service or do not pay their fees. In contrast, due to the recent market introduction and cost of the PVRs, our strategy has been to sell PVRs to subscribers and to provide the remote control and smart cards to subscribers on a rental basis.

      Broadcast and Conditional Access Systems

      Digital technology permits the compression and transmission of digital signals to facilitate multiple channel transmission through the bandwidth used by a single channel, giving broadcasters the ability to offer significantly more channels than analog systems. Digitized signals are compressed using the MPEG-2 standard, encrypted and multiplexed into a Digital Video Broadcasting transport stream of the DVB-S standard and modulated for transmission to the satellite transponders we use. NDS previously provided the necessary equipment to digitize, compress, encrypt and multiplex the signals transmitted to the satellite by Innova's uplink facilities. NDS is no longer in the business of supplying compression equipment. Therefore, starting in 2003, these technologies were provided by Tandberg Television, a third party Norwegian company, which provides open solutions for the digital broadcasting of audio, data and video, and has operations in Asia, Australia, Europe and the U.S. In late 2004, additional compression technology was provided by Harmonic Inc, a third party U.S. company which designs, manufactures and sells digital video systems and fiber optic systems that enable network operators to provide a range of interactive and advanced digital services. There are other providers who provide such technology at comparable prices.

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

      During 2001, we replaced all the Smart Cards that were used by our subscribers with new ones that include new technology and enhanced security as a part of our continuous efforts to improve security against piracy. This measure cost approximately Ps. 35.8 million. As part of this preventive strategy, we have decided to carry out a new smart card change over process during 2005. We estimate that this process will cost approximately U.S.$16.0 million.

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

      In November 2003, we completed the implementation of a new SMS to support the growth of our subscriber base based on software, licenses, hardware and implementation and advisory services we had previously purchased from CSG. We also used the development and support of software applications and advisory services from Siebel and NDS to complete the requirements of the new system. CSG is an enterprise with more than 20 years of customer care and billing expertise, providing its services in more than 265 companies in more than 40 countries. This system is currently in service and is fully operational. We terminated our agreement with NDS relating to the maintenance of our old SMS at the end of 2003. We believe our SMS allows us to provide a more effective management and billing services to our subscribers. Among other things, we believe our SMS:

         - gives us greater flexibility to control different variables that are part of our service than did our previous SMS;

         - allows us to improve our ability to respond to our subscribers' account management needs and aid them in reporting on their service;

         -  provides greater billing flexibility,

         -  allow us to improve overall system efficiency; and

         -  offers several options for marketing our services.

      See "Item 4 -- Information on the Company -- History and Development of the Company -- Capital Expenditures;" "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- Our Ability to Provide Billing and Order Management to Our Subscribers Depends on the Functionality and Flexibility of Our Subscriber Management System;" and " -- Subscriber Management System."

      Trademarks

      The Sky trademarks are trademarks of British Sky Broadcasting Limited, in which News Corporation has approximately 36% interest, and are licensed to us for an infinite duration and on an exclusive basis in Mexico for a nominal fee, pursuant to an agreement between a subsidiary of News Corporation and us. There are numerous trademarks in the process of being registered in Mexico, some of which involve the Sky name, which are used in the ordinary course of business but are not material to our results of operations.

SEASONALITY

      From time to time, we offer special promotions targeted at particular local areas in response to local competitive conditions. These promotions often have the effect of boosting subscriber numbers at a particular time of the year. For instance, year-end promotions boost subscriber numbers during the Christmas season. However, the timing and benefits of such promotions are subject to change from year to year.

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

      We believe we successfully compete by offering superior programming content, including a number of exclusive channels with proven market appeal, and high-quality service based on optimal technology throughout Mexico. We also believe that we have a number of competitive advantages. We currently broadcast 192 digital channels (123 video, 32 audio and 37 pay-per-view), including Channel 2, the most popular broadcast channel in Mexico, which in the past has not been available in all areas outside of Mexico City. We also offer local programming as well as several specialized channels targeted to particular communities, including RAI (Italian), TV5 (French), DeutscheWelle (German), Galicia TV, TVE and Antena 3 (Spanish), NHK (Japanese) and TV Globo (Brazilian).

      Our digital Ku-band DTH satellite technology offers larger coverage, greater channel selection, and enhanced video and audio quality as compared to existing terrestrial broadcast, cable, and MMDS television services. We believe that our competitors' existing and potential alternative technologies will not materially adversely affect the viability or competitiveness of our service package in the foreseeable future. For example, ADSL technology is being used to provide high-speed internet access and could be used in the future for broadband transmissions, but this technology is currently more expensive than other alternatives and we do not believe that providers have shown significant interest in the technology, other than for internet services. However, these and other technological changes could impact us, and, depending on the technological developments, we may need to expend substantial financial resources to develop and implement competitive technologies.

      The growth of our subscriber base depends on our ability to offer the services that our customers demand and to respond effectively to technological developments in the pay television industry that may allow our competitors to offer new and expanded services. In late 2003, the SCT authorized cable television providers to begin providing the services of bi-directional data transmission, which permits them to provide their customers enhanced television, interactive programming services, near-video-on-demand services, video-on-demand services and e-commerce applications. Currently, the three major cable operators are focusing on actively promoting these additional value added services, including high-speed Internet access. We are continuously analyzing the possible impact that these new services could have in the Mexican pay-TV market as they become available in the market.

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

      We believe our programming content has proven market appeal when compared to that of our competitors. We distinguish our service from other existing pay television operators in Mexico by offering more channel capacity than conventional over-the-air television, cable, or MMDS, and providing exclusive programming and specially-produced channels. Televisa grants us four over-the-air broadcast channels as part of the exclusive Mexican DTH program rights described above. These channels are among the most popular television channels in Mexico. We are the only pay-TV provider offering all the over-the-air broadcast signals from Mexico City (except Channel 40), as well as signals from the State of Mexico, Guadalajara, Monterrey, Puebla and Veracruz.

      While we do not compete directly with over-the-air broadcast channels for pay-TV subscribers, we do emphasize our DTH exclusive rights to broadcast some of Televisa's over-the-air channels and their programming. These channels do compete in terms of programming with other over-the-air channels, such as those broadcast by TV Azteca. Prior to 2002, we were able to re-broadcast TV Azteca's over-the-air channels free of charge. In January 2002, we concluded a series of agreements with TV Azteca giving us the right to re-broadcast channels 7 and 13 for a period of three years, as well as access to soccer matches for which TV Azteca has broadcast rights. In May 2005, we entered into new three-year agreements with TV Azteca to continue to re-broadcast its over-the-air channels and to have the pay-TV exclusive broadcast rights for various soccer matches. As part of the new over-the-air channels agreement, we will receive no less favorable terms than the terms offered by TV Azteca to any other unaffiliated party when renewing this agreement. While viewers in Mexico City have access to a number of free over-the-air channels, viewers in some rural areas of Mexico have limited access to free over-the-air channels and reduced picture quality.

      Megacable, Grupo Cablemas and Cablevision are currently offering digital cable television services and other value-added services as high speed Internet access through cable modems. They offer basic and premium digital packages to its subscribers, as well as "a la carte" channels, high speed internet access and other value added services.

      Televisa holds a controlling, majority interest in Cablevision, Mexico's third largest cable system, which competes directly with us for customers in the pay television market in the Mexico City area. Cablevision offers a basic digital package with 111 channels, including the nine television channels broadcast in Mexico City and 20 audio channels. Cablevision also offers five digital premium packages and 28 pay-per-view channels. Some of these channels compete directly with channels we carry and our pay-per-view channels. For a more detailed discussion of the impact of this relationship, see "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- Our Equity Holders Have, or May Acquire, Interests in Businesses Which Compete with Us for Customers and Business Opportunities." Furthermore Cablevision is a major digital cable television operator and high speed Internet access provider (through cable modem) in Mexico City. Its network consists principally of fiber optic and coaxial cable and during the last two years Cablevision has been expanding and upgrading its existing cable network into a broadband bi-directional network. Cablevision has recently announced that it plans to deliver during 2005 a broad range of services including enhanced television and other interactive programming services, near-video-on-demand services, video-on-demand services, e-commerce applications and IP telephony services. Cablevision continues rolling out digital set top boxes to its subscriber base, allowing it to offer new pay television, digital and interactive products and services, including video navigators, electronic programming guides and television-based Internet access. In March 2005, Cablevision launched its "CableAdvance" DVR service.

      Multivision, a MMDS operator in Mexico City, offers services in 9 other cities, including Guadalajara, Monterrey, Leon, Tuxtla Gutierrez, Merida, Villahermosa, San Luis Potosi, Toluca, and Queretaro. Multivision's customers can currently receive up to 23 channels, excluding pay-per-view channels and conventional "over-the-air" channels. During 2002, Multivision re-launched its programming packages, offering only two packages, "MASTV" and a premium package, which include 15 or 23 channels, respectively. Currently, Multivision's subscribers pay an average initial one-time installation charge equal to Ps. 199 and a monthly fee of Ps. 95 for 15 channels of its "MASTV" programming package or Ps. 285 for 23 channels in its premium package, which includes 8 channels of movies (HBO, Cinecanal, Cinecanal 2, Movie City east, Movie City west, Cinemax east, Cinemax west and The Film Zone). We believe that our programming content has proven market appeal in comparison to our MMDS competitors. We distinguish our service from MMDS by offering nationwide services, more channel capacity and providing exclusive programming and specially produced channels. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- We Face Intense Competition in the Pay Television Market in Mexico."

      C-band DTH

      Domestic pay television services utilizing C-band DTH technology are not authorized by the Mexican government in Mexico. Accordingly, while there is a C-band market in Mexico, there are no official statistics regarding the size of this market. However, we have estimated in the past that there were some 1.0 million households that received C-band DTH signals on the gray market. However, we believe Ku-band DTH services will decrease the size of any C-band market in the long term.

      Ku-band DTH

      In October 2004, DIRECTV announced that it was shutting down its operations in Mexico and as a result, after the shut down is completed, we will be the only operator of DTH satellite services in Mexico. DTVLA provides service in 28 countries throughout Latin America including Brazil, Mexico, Argentina, Venezuela, Chile, Colombia, Ecuador, Guatemala, Puerto Rico and Trinidad and Tobago. We believe that our programming content has proven market appeal, in comparison to our pay-TV competitors. See " -- Cable Television and MMDS."

      While several companies such as Satcorp, S.A. de C.V., TVI Sat, S.A. de C.V., Corporacion Medcom, S.A. de C.V. and MVS Multivision, S.A. de C.V. have also received licenses to offer DTH services in Mexico, and the Mexican government may grant additional licenses for DTH satellite operations in Mexico, our management is not aware of any group preparing to launch DTH services in Mexico in competition with Sky and DIRECTV.

      In addition to these DTH providers, the continued growth of our subscriber base is subject to our continued efforts to reduce pirating of pay-TV signals. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- We Could Lose Subscribers and Revenue If Other Are Able to Steal Our Signals." We also compete with unauthorized Ku-band DTH signals from the United States. In addition, we may face increased competition for DTH subscribers in Mexico from U.S. DTH satellite providers authorized to provide service under a treaty and protocol. The Agreement Between the United States and Mexico Concerning the Transmission and Reception of Signals from Satellites for the Provision of Satellite Services to Users in the United States and Mexico, signed on April 28, 1996, created a framework that enables entities utilizing U.S.-licensed satellite facilities to provide services in Mexico and entities utilizing Mexican-licensed satellites to provide services in the United States. On November 8, 1996, pursuant to the U.S.-Mexico Satellite Agreement and the North American Free Trade Agreement, the Protocol Concerning the Transmission and Reception of Signals from Satellites for the Provision of Direct-To-Home Satellite Services in the United States and Mexico was executed to facilitate the provision of cross-border, direct-to-home satellite services. In the DTH Protocol, the United States and Mexico each agreed to permit satellites licensed by the other nation to be used to provide encrypted video or video/audio signals for direct reception by subscribers to, from, and within its own territories, subject to conditions set forth in the DTH Protocol.

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

         - failure to comply with the material obligations or conditions specified in the concession;

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

      Consideration Payable to SCT

      The Mexican statute does not mandate the payment of fees as consideration for the granting of a concession. However, the SCT has the discretion to require the concessionaire to pay fees to the SCT as part of a concession as specified in our concessions. Currently, such fees are calculated applying a 3.5% rate on our programming revenues. See " -- Our Concessions."

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

      Foreign Ownership

      Under Mexican law, non-Mexican investors may currently own up to 49% of the outstanding voting equity of DTH system concessionaires. Foreign investors may increase their economic participation in the equity of a concessionaire through neutral investment mechanisms under the Ley de Inversion Extranjera, or Foreign Investment Law, (e.g., non-voting equity), provided that Mexican investors maintain control of the operation.

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

      Monitoring and Information

      The SCT and COFETEL monitor compliance with Mexican law and other applicable legislation through periodic inspections. Concessionaires must file annual and quarterly reports with the SCT that include financial statements, and provide any other information required by the SCT or COFETEL.

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

         - execute research and development activities in Mexico in coordination with COFETEL or other institutions dedicated to the research and development of technology; and

         - appoint a person responsible for the technical operation of the network who has the appropriate administrative powers to represent the concessionaire before the SCT with respect to the network's technical operation.

In addition, concessionaires must comply with SCT guidelines with respect to their operations, including billing, service calls and emergency plans for service failure.

      Restrictions on Advertising

      Mexican law also regulates the type and content of advertising which may be broadcast on television. Under the DTH protocol with the U.S., non-discriminatory restrictions on programming and advertising content can be established. Under new rules enacted in February 2000, a concessionaire has the exclusive responsibility to ensure that the commercial advertising it broadcasts complies with any applicable regulations. See " -- Pay-TV and Audio Services Rules."

      Programming

      Under Mexican law, television programming is not subject to judicial or administrative censorship, except that programming is subject to various regulations, including prohibitions on foul language, and programming that is against good manners and customs or is against the national security or against public order. Under rules enacted in

February 2000, a concessionaire has the exclusive responsibility to ensure that the programming it broadcasts complies with any applicable regulations. See " -- Pay-TV and Audio Services Rules."

      Subscription and Sale of Equity Interests

      According to our concession, we must file with the SCT, no later than April 30 of each year, a list of our ten principal equity owners and their corresponding ownership percentages. In the event of any proposed new issuance or sale of equity interests in a transaction or series of transactions representing 10% or more of our equity:

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

      Telecommunications Tax

      At the end of December 2001, the Mexican Congress passed a series of tax reforms. As a result of these tax reforms, subject to some exceptions, revenues from our pay television services were subject to a 10% excise tax. In February 2002, Cablevision, Innova, Skytel and a number of other companies in the telecommunications and pay television industries filed amparo proceedings challenging the constitutionality of this excise tax. Nonetheless, we implemented rate increases on January 1, 2002 and took other actions, including lay-offs and reduction of capital expenditures and expenses, in an effort to mitigate, in part, the impact of this tax on our results of operations and financial condition. We obtained a favorable ruling in this proceeding regarding our 2002 liability for this tax and we continue proceedings to recover the approximately U.S.$18.0 million paid for this excise tax during 2002; however, we cannot assure you that we will be able to recover any portion of the amounts paid for this excise tax during 2002.

      In December 2002, the Mexican Congress again acted to make this special tax effective during fiscal year 2003, by adding or modifying some provisions included in the original text of the law. In response, we filed a new amparo proceeding challenging the constitutionality of the tax. We obtained a favorable ruling in this proceeding; however, we were not able to obtain a final favorable judgment. Therefore, we will not be able to recover the approximately U.S.$16.0 million paid for this excise tax during 2003. The 10% excise tax on telecommunications was definitively eliminated as of January 2004. From this date and going forward we do not have to pay this excise tax; therefore, we have been and will be able to lower our overall tax exposure and retain a higher proportion of our revenues, without any modification in prices to our subscribers.

      Other Fees

      We are required by the Mexican Federal Rights of the Author Law to pay a percentage of our programming revenues to the Sociedad de Autores y Compositores de Musica, non-profit organization that support and protect Mexican artists. We currently pay the standard rate of 1.15% of programming revenues. In addition, under Mexican law, we are required to pay to the Mexican government a fee of Ps. 5,700 each time that government agents inspect Innova's facilities.

      Pay-TV and Audio Services Rules

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

      Under both concessions, we will be able to broadcast up to six minutes of commercial advertising per transmission hour on any of our produced channels. A channel is considered a produced channel so long as the domestically produced programming represents at least 20% of the total daily programming broadcasted through such channel. We also need to consider if our agreements with our programming providers allow us to broadcast such advertising.

      We were required to post a bond with an approved bonding institution in the original amount of Ps. 1.5 million for the benefit of the Mexican Treasury of the Federation (Tesoreria de la Federacion) to secure the payment of any monetary sanctions imposed by the SCT in the event of any revocation of the first concession. Under the new concession, we replaced the bond we posted under the original concession with a Ps. 6.8 million bond posted with an approved bonding institution to secure the payment of any monetary sanctions imposed by the SCT in the event of any revocation of either concession. The amount of the bond is adjusted annually for inflation in accordance with the Mexican national consumer price index.

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

      Under the second concession, we must provide our DTH broadcast satellite pay television services by November 2003 to at least those areas of Mexico where 40% of the total population lives, according to the last available census information. As of December 31, 2004, more than 57% of our subscriber base resided in States that together constitute approximately 58% of total population; therefore, we believe we are currently providing our DTH broadcast satellite pay television services in accordance with our obligations.

                            ORGANIZATIONAL STRUCTURE

      Innova, S. de R.L. de C.V., is a joint venture indirectly owned by Televisa, News Corporation and Liberty Media. For more information on our owners, see "Item 4. Information on the Company -- History and Development of the Company -- Strong Sponsorship."

      Effective as of September 9, 2003, our owners capitalized all loans made by them or any of their affiliates to us. The amount of the loans and accrued interest capitalized as of September 9, 2003 was approximately Ps. 4.5 billion. The capitalization did not affect the direct and indirect percentage ownership interests in us of our owners. The lenders contributed, assigned and transferred to Innova Holdings, S. de R.L. de C.V., a then-newly incorporated limited liability company with variable capital, all their loans and accrued interest owing at the time of the capitalization in exchange for social parts in Innova Holdings. Innova Holdings, in turn, contributed, assigned and transferred such loans and accrued interest to us. In exchange for this capital contribution, Innova issued to Innova Holdings new Series C limited-voting social parts. After giving effect to the capitalization, Televisa continues to indirectly own 60%, News Corporation continues to indirectly own 30% and Liberty Media continues to indirectly own 10% of Innova. If the transactions contemplated by the agreements with DIRECTV are consummated, Televisa would own approximately 57% of the equity interest in Innova and DIRECTV and DTVLA would collectively own the remaining 43% equity interest in Innova. See "Item 4 - Information on the Company - History and Development of the Company."

      We are a holding company and almost all of our operations occur in, and almost all of our assets are held by, our six subsidiaries:

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

         - Servicios Corporativos de Telefonia, S. de R.L. de C.V., which operates the call center we acquired from Merkatel in 2001; and

         - Nova Call Center, S. de R.L. de C.V., which operates certain specialized areas of our call center.

      GROUP STRUCTURE OF INNOVA

      The diagram below illustrates the current corporate structure of Innova, but does not reflect changes to our ownership that may occur as a result of the transactions we entered into in October 2004. See "Item 4 - Information on the Company - History and Development of the Company."

                                  [FLOW CHART]

                          PROPERTY, PLANT AND EQUIPMENT

      Our properties consist primarily of office and call center facilities located in Mexico City, uplink facilities located in Mexico City, our DTH concessions and rights to use satellite transponder capacity.

      We lease our principal corporate office space in Mexico City from an unaffiliated third party, where our call center is also located. In addition to corporate activities, we conduct several technical activities at our principal corporate office, including downlink monitoring, "black box" recording and subscription management. We also lease additional space from unaffiliated third parties, from which our regional sales and other operations are conducted. We lease all of these properties through wholly owned subsidiaries. These properties consist of approximately 212,000 square feet in the aggregate and are located throughout Mexico.

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

                                    OVERVIEW

      We have operated a digital Ku-band DTH satellite pay television service in Mexico since 1996. Since our inception, we have sustained substantial net losses and, until 2002, substantial negative net operating cash flow. These losses have been due primarily to start-up costs we incurred in developing our DTH service, satellite transponder commitments, subscriber acquisition costs and financing costs. While we began receiving revenues from subscriptions in 1997, our operating costs, expenses and financing costs incurred exceeded these revenues during each of our first seven full years of operations. Accordingly, we have relied substantially upon proceeds from our senior notes, loans and capital contributions by Televisa, News Corporation and Liberty Media to fund our operations and more recently from a bank loan to refinance our debt. However, we were able to generate positive net operating cash flow in 2003 and 2004 due to substantial subscriber growth and we did not require additional funding from our equity owners. In 2003 and 2004, we generated the necessary liquidity from our operating cash flow to cover our operating costs and satellite transponder costs as well as our interest payments to bondholders. In addition, in 2004 we achieved net income for the first time. However, we may continue to experience net losses for the next several years while we continue to improve and expand our DTH service. Moreover, our expansion plans will continue to require substantial capital expenditures and investments, and, although we expect to generate sufficient cash flow for the expansion, we cannot assure you that our business will generate the necessary profits or positive cash flow. See " -- Liquidity and Capital Resources."

      We believe five elements drive the growth in our subscriber base:

            -     our programming content and exclusive special events;

            -     our extensive distribution network and direct sales force;

            -     our high quality customer service;

            -     our competitive pricing policy; and

            -     our enhanced TV features and technology.

      Our DTH revenues are principally a function of the number of our subscribers, the mix of programming packages selected by our subscribers and the rates charged. We derive most of our revenues from DTH programming fees, subscription fees, installation fees, rental fees and membership fees paid by our subscribers, as well as SKY VIEW magazine and advertising sales. We currently lease downconverters or IRDs to our subscribers, and since October 2000 we have retained title to the antennas and LNBs that we provide to our subscribers to use as part of their subscriptions. Until we began retaining title to this equipment in October 2000, the various fees were equivalent to our SkyKit sales. IRD rental fees, subscription fees, membership fees, along with SKY VIEW magazine and advertising sales revenue, accounted for approximately 41%, 37% and 36% of our revenues in the years ended December 31, 2004, 2003 and 2002, respectively. Programming fees, channel fees, pay-per-view fees, and special events fees accounted for approximately 56%, 60% and 61% of our revenue in the years ended December 31, 2004, 2003 and 2002, respectively. All of our revenues are generated in Mexico, primarily from residential subscribers.

      Our principal operating costs and expenses originate from:

            -     programming costs;

            -     subscriber management expenses (including call center costs);

            - costs relating to providing, replacing and refurbishing equipment for subscribers;

            - transmission and related functions, including uplink and downlink services; and

            -     marketing and administrative expenses.

      Our programming includes Televisa's four over-the-air channels, which we offer on a DTH exclusive basis, and pay-TV exclusive soccer games, reality shows and special events. In addition to these basic programming costs, we incurred further programming and free special events costs during the first five months of 2005 in order to continue to offer exclusive events, such as the Big Brother 3R reality show, and high profile sporting events, including the Mexican soccer tournaments, the Mexican baseball league, the NFL Sunday Ticket, the 2006 FIFA World Cup and golf tournaments, to current and potential subscribers to introduce them to our new product offerings.

CAPITAL RESTRUCTURING

      Effective as of September 9, 2003, our owners capitalized all loans made by them or any of their affiliates to us. The amount of the loans and accrued interest capitalized was approximately Ps. 4.5 billion as of September 9, 2003. The capitalization did not affect the direct and indirect percentage ownership interests of our owners. The lenders contributed, assigned and transferred to Innova Holdings, S. de R.L. de C.V., or Innova Holdings, a newly incorporated limited liability company with variable capital, all of their loans and accrued interest owing at the time of the capitalization in exchange for social parts in Innova Holdings. Innova Holdings in turn contributed, assigned and transferred such loans and accrued interest to us. In exchange for this capital contribution, Innova issued to Innova Holdings new Series C limited-voting social parts. After giving effect to the capitalization, Televisa, News Corporation and Liberty Media continue to indirectly own 60%, 30% and 10% of Innova, respectively.

      On September 12, 2003, we sold U.S. $300.0 million in principal amount of 9.375% senior notes due 2013. On October 20, 2003, we used the net proceeds of that offering together with available cash, to redeem U.S. $287.0 million in principal amount of our 12 7/8% senior notes due 2007, including a redemption premium, accrued interest, Mexican withholding taxes and related fees and expenses. After redeeming this principal amount, U.S. $88.0 million in principal amount of the 12 7/8% senior notes remained outstanding.

      In October 2004, DIRECTV announced the shut down of its operations in Mexico. DIRECTV, through its indirect subsidiary Grupo Galaxy Mexicana S. de R.L. de C.V. (Galaxy Mexico) sold its subscriber list to our subsidiary Corporacion Novavision S. de R.L. de C.V (Novavision) in exchange for two notes with an aggregate principal amount totaling approximately Ps. 621.1 million and potential payments in the future depending on the number of subscribers that successfully migrate to our service. In addition, we, Televisa, News Corp., Liberty Media and Globopar entered into a series of transactions with each other and with The DIRECTV Group, Inc., or DIRECTV, relating to our DTH joint ventures, which, if consummated, would result in DIRECTV and DTVLA owning approximately 43% of our equity and Televisa owning the remaining 57% of our equity. See "Item 4 -- Information on the Company -- History and Development of the Company."

      In December 2004, we entered into a Ps. 1,012 million, 7-year bank loan agreement with a fixed interest rate of 10.55%. Televisa and News Corporation are guaranteeing this loan 51% and 49%, respectively. The net proceeds from the loan were used on January 7, 2005 to redeem the remaining U.S. $88.0 million principal amount of our outstanding 12 7/8% notes due 2007, plus accrued and unpaid interest.

EXCISE TAX

      As described in "Item 4. Information on the Company -- Business Overview -- Mexican Regulation of DTH Services -- Telecommunications Tax," the 10% excise tax on revenues from telecommunications services was eliminated as of January 2004. As of this date we no longer have to pay this excise tax and we have therefore been able to lower our overall tax exposure and retain a higher proportion of our revenues without any modification in the prices we charge to our subscribers.

TREND INFORMATION

      During the first quarter of 2005, we continued to increase our subscriber base. As of March 31, 2005, we had approximately 1,107,500 subscribers, including 63,400 commercial subscribers. This represents a 25.0% increase from 886,100, including 50,200 commercial subscribers as of March 31, 2004. We believe the increase in subscriber activations is due to two components, which include (i) our aggressive marketing campaigns, the high quality and variety of our programming content, our unique exclusive events, and the high quality of our customer service and (ii) the migration of new subscribers from DIRECTV Mexico who have elected to switch to our service. While we believe both components contributed to the subscriber growth during the first quarter of 2005, most of the growth was due to the migration of subscribers from DIRECTV Mexico. We cannot be certain that the trend in subscriber growth will continue in the future.

      The increase in our subscriber base has been partially offset by subscriber cancellations. However, we have been successful in reducing our annual churn rate, which we define as (i) the number of subscribers who cancel their subscriptions during the year, divided by (ii) the sum of the total number of subscribers at the beginning of the year and the number of new subscribers added during the year. For the year ended December 31, 2004, our churn rate was approximately 15%.

      As a result of our first quarter subscriber growth, net sales increased to Ps. 1,303.5 million for the three months ended March 31, 2005, a 14.2% increase over our net sales for the same period in 2004. We also reported net income of Ps. 204.3 million for the three months ended March 31, 2005 as compared to Ps.
153.4 million for the same period in 2004.

      We believe that the high quality of our programming, our exclusive events, aggressive marketing campaigns and our customer service will continue aiding our efforts to increase our subscriber base. However, although we anticipate continued improvement in net sales, we remain concerned that various macroeconomic effects, including continued anemic growth in the Mexican GDP or a Peso devaluation as compared to the U.S. Dollar, could detrimentally affect our future financial results.

                                OPERATING RESULTS

NET SALES

      Our net sales consist of fees paid by subscribers to receive one of our programming packages and various pay-per-view services. We recorded net sales of Ps. 4,769.0 million for the year ended December 31, 2004, an increase of Ps.
749.9 million, or 18.7%, as compared to Ps. 4,019.1 for the year ended December 31, 2003. This increase was primarily due to (i) the growth of our subscriber base; (ii) the fact that from January 1, 2004 we no longer had to pay the 10% excise tax on revenues from telecommunications services; (iii) the fact that we have not had to modify the prices we charge to our subscribers; and (iv) additional pay-per-view revenues.

      We recorded net sales of Ps. 4,019.1 million for the year ended December 31, 2003, an increased of Ps. 264.3 million, or 7.0%, as compared to Ps. 3,754.8 for the year ended December 31, 2002. This increase was primarily due to the sustained growth of our subscriber base.

      We have not raised our subscriber fees since January 2002 when we effectuated a fee increase to offset the 10% excise tax on telecommunications services that was in existence at the time.

      We have experienced sustained and continued growth in the number of subscribers each year since our inception, which generally increases our net sales. Our subscriber base experienced a 17.0% increase during 2004, as compared to 16.1% in 2003. In 2004, we increased our subscriber base from approximately 856,600 (including approximately 48,500 commercial subscribers) as of December 31, 2003 to approximately 1,002,500,(including approximately 60,700 commercial subscribers) as of December 31, 2004. We believe that our subscriber growth increased during 2004 due primarily to our offering of unique exclusive events, including the Big Brother reality shows, the Mexican soccer tournaments, the Copa Libertadores soccer tournament, boxing matches, golf tournaments and other exclusive sporting events. We also believe that our aggressive marketing campaigns, the lowering of our initial subscription fee and offering special promotions helped draw more subscribers.

OPERATING EXPENSES

      Cost of Sales

      Cost of sales for the year ended December 31, 2004 was Ps. 1,394.5 million, an increase of Ps.153.0 million, or 12.3%, as compared to Ps. 1,241.5 million for the year ended December 31, 2003. This increase was mainly due to higher programming costs associated with our larger subscriber base and increased costs related to our higher number of service activations, but was partially offset by the lower Peso amount for our U.S. dollar denominated costs, resulting from the revaluation of the Peso against the US dollar which occurred during the year.

      Cost of sales for the year ended December 31, 2003 was Ps. 1,241.5 million, an increase of Ps. 79.1 million, or 6.8%, as compared to Ps. 1,162.4 for the year ended December 31, 2002. This increase was due to higher subscriber activations and related costs, as well as higher U.S. Dollar-denominated costs, such as programming costs, resulting from the growth of our subscriber base and the devaluation of the Peso against the U.S. Dollar which occurred during the year.

      Our PAS-9 satellite transponder agreement with PanAmSat has been recorded as a capital lease and consequently the amortization of the lease asset is presented within the "depreciation and amortization" line item in the consolidated income statement. We recognized total satellite costs of Ps. 281.7 million for the use of the PAS-9 satellite during the year ended December 31, 2004. Of this amount, Ps. 110.6 million was recognized as depreciation expense and Ps. 171.1 was recognized as interest expense.

      We recognized total satellite costs of Ps. 291.7 million for the use of the PAS-9 satellite during the year ended December 31, 2003. Of this amount, Ps.
113.0 million was recognized as depreciation expense and Ps. 178.7 was recognized as interest expense.

      We recognized total satellite costs of Ps. 281.9 million for the use of the PAS-9 satellite during the year ended December 31, 2002. Of this amount, Ps.
107.2 million was recognized as depreciation expense and Ps. 174.7 was recognized as interest expense.

      For the years ended December 31, 2004, 2003 and 2002, we incurred a total of Ps. 852.9 million, Ps. 767.5 million and Ps. 719.0 million in programming fees, respectively, representing an increase of Ps. 85.4 million, or 11.1%, from 2003 to 2004, and Ps. 48.5 million, or 6.7%, from 2002 to 2003. These increases resulted primarily from the growth in the number of our subscribers. Most of our programming agreements require us to pay a fee based upon the number of subscribers receiving the programming service. As our subscriber base increases, we experience an overall increase in the programming fees we pay to our programming providers; however, in some cases, we benefit from volume-based discount rates. Programming fees are expected to increase in 2005 as the number of subscribers and audience levels increase; however, we also expect to receive the benefit of larger volume based discounts. In addition, programming fees are expected to increase as a result of the additional new programming that we have obtained, such as the NFL Sunday Ticket and the 2006 FIFA World Cup. In connection with the transactions that took place in October 2004, we and Televisa entered into two channel licensing agreements pursuant to which we will pay Televisa a royalty fee to carry its over-the-air channels on our DTH service. See "Item 4 -- Information on the Company -- History and Development of the Company."

      We receive uplink and downlink services from DTH TechCo at its Florida facilities and from Televisa at its Mexico City facility. In 2004, we expensed approximately Ps. 139.3 million for these costs as compared to approximately Ps.
137.4 million for the year ended December 31, 2003 and Ps. 132.0 million for the year ended December 31, 2002. Under the terms of our agreement with DTH TechCo, we will pay DTH TechCo approximately Ps. 89.2 million (approximately U.S.$8.0 million) per year for uplink and downlink services over the ten-year life of the agreement, which expires in December 2007. We have also entered into an agreement with Televisa for the provision of uplink and downlink, play-out and compression services relating to locally-sourced programming, at its Mexico City facility. We estimate that our future annual commitments under these arrangements with Televisa will be approximately Ps. 51.3 million (approximately U.S.$4.6 million) per year. We negotiate these fees with Televisa at least once a year and we believe that the fees we pay for these services are comparable to what we would have paid an unaffiliated third party for similar services.

      Our payment of 3.5% of programming revenues each year to the Mexican government under the terms of our concessions is included in our cost of sales. These payments will continue through the remainder of the terms of our concessions, which are expected to run through 2026 with respect to our concession to use domestic satellites and through 2020 with respect to our concession to use foreign satellites. See "Item 4 -- Information on the Company -- Business Overview -- Mexican Regulation of DTH Services -- Our Concessions."

      Administrative Expenses

      Administrative expenses include all costs associated with our finance and administrative functions. These costs include employee salaries and benefits, insurance, and professional fees. Administrative expenses of Ps. 132.6 million for the year ended December 31, 2004 remained flat as compared to Ps. 131.5 million for the year ended December 31, 2003, as we have improved our platform and continued our strict budget control. In the year ended December 31, 2003, our administrative expenses decreased Ps. 1.4 million or 1.0% to Ps. 131.5 million from

Ps. 132.9 million for the year ended December 31, 2002, primarily due to lower salary and employment-related costs.

      Selling Expenses

      Selling expenses consist of direct and indirect personnel costs for our sales force, commissions and bonuses we pay to distributors and independent sales agents, advertising and marketing costs, bad debt expenses and expenses associated with promotional materials. For the year ended December 31, 2004, our selling expenses increased Ps. 85.0 million, or 9.5%, to Ps. 977.4 million from Ps. 892.4 million for the year ended December 31, 2003. This increase was principally due to (i) higher promotional costs and increased commissions we paid; (ii) more free special events offered to subscribers, and (iii) an increase in collections paid to banks.

      In the year ended December 31, 2003, our selling expenses decreased Ps.
18.4 million, or 2.0%, to Ps. 892.4 million from Ps. 910.8 million for the year ended December 31, 2002. This decrease was primarily due to lower costs associated with the free special events offered to subscribers in 2003.

      Other Operating Expenses

      Other operating expenses include direct and indirect customer service costs, including call center and repair service personnel, equipment maintenance, repairs and IRD refurbishment costs.

      For the years ended December 31, 2004, 2003 and 2002, we recorded Ps.
525.2 million, Ps. 500.4 million and Ps. 527.0 million, respectively, in other operating expenses. Other operating expenses increased by Ps. 24.8 million, or 5.0%, in 2004, mainly due to higher call center costs and expenses related to the repair of equipment. The decrease of Ps. 26.6 million, or 5.0%, in 2003 was primarily due to lower operating personnel costs resulting from reduced headcount and related expenses.

      We expect other operating expenses, including maintenance and repair of equipment such as IRDs, to continue to increase as a result of growth in the number of our subscribers and as a result of our increased success in recovering and repairing IRDs, which, in some instances, enables us to avoid purchasing new IRDs at higher costs.

DEPRECIATION AND AMORTIZATION

      Depreciation and amortization includes depreciation of property and equipment and amortization of intangible assets.

      We recorded Ps. 764.5 million in depreciation and amortization for the year ended December 31, 2004, as compared to Ps. 850.6 million for the year ended December 31, 2003 and Ps. 1,011.8 million for the year ended December 31, 2002. The decrease of Ps. 86.1 million from 2003 to 2004 was primarily due to lower asset depreciation charges based on the lower cost of replacement assets and the cumulative depreciation of older equipment . The decrease of Ps. 161.2 million from 2002 to 2003 was primarily due to lower amortization charges during 2003 since some intangible assets were fully amortized in 2002, and a lower asset depreciation charge. The lower asset depreciation charge is due to the fixed assets (principally IRDs) we acquired, which cost less than the assets they replaced.

      We capitalize and amortize the equipment we provide to subscribers, including IRDs, antennas, LNBs, smart cards and remote controls. IRDs are amortized over five years, while the rest of the equipment is amortized over three years. Consequently, the overall amounts we amortize will continue to rise over the next few years as we cumulatively amortize more IRDs, antennas, LNBs, smart cards and accessories. Those amounts will also increase as the number of our subscribers increases.

INTEGRAL RESULT OF FINANCING

      High inflation can have a significant detrimental impact on our financial statements. Mexican GAAP requires us to present all financial effects of operating and financing the business under inflationary conditions in our consolidated statement of income (loss). Integral result of financing primarily includes:

            - interest earned on cash and temporary investments, interest paid on borrowed funds and interest earned and paid on accounts of affiliated companies;

            - foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies;

            - net gains or losses resulting from holding monetary assets and liabilities exposed to inflation; and

            -     gains or losses on derivative financial instruments.

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

      We reported a integral cost of financing of Ps. 387.3 million, Ps. 1,258.3 million and Ps. 1,802.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. The decrease in cost in the last two years has been primarily due to (i) lower foreign exchange losses, principally due to the capitalization of our loans from our equity owners; (ii) reducing our cost of debt by redeeming our 12 7/8% senior notes, and (iii) reducing our overall foreign exchange exposure. We generated monetary gains for the years ended December 31, 2004, 2003 and 2002, of Ps. 308.3 million, Ps. 331.7 million and Ps. 545.4 million, respectively. The decrease in the gain from monetary position for 2004 as compared to 2003 was due to the decrease in net monetary liabilities in Peso terms, and the decrease in the gain from monetary position for 2003 as compared to 2002 was due to the decrease in net monetary liabilities in Peso terms and a decrease in Mexican inflation.

CROSS CURRENCY SWAP

      On February 13, 2004, we entered into two separate derivative transactions denominated "cross coupon swap" agreements to hedge a portion of our U.S. Dollar foreign exchange exposure resulting from the issuance of our U.S. $300.0 million 9.375% senior notes that mature in 2013. Under the transactions, we receive semi-annual payments calculated based on an aggregate notional amount of U.S. $300.0 million at an annual rate of 9.375%, and we make monthly payments calculated based on an aggregate notional amount of Ps. 3,282.2 million at an annual rate of 10.25%. The transactions, both of which terminate in September 2008, will reduce our foreign exchange exposure on ten interest coupon payments on the senior notes we issued in September 2003.

      Additionally, during the fourth quarter of 2004, we entered into several forward contracts to reduce our exposure to depreciation of the peso in U.S. dollar terms, reducing the risk when our obligations in U.S. dollars become payable. We intend to continue to enter into similar transactions on a regular basis in order to reduce our foreign exchange exposure.

PROVISION FOR TAXES

      Provision for taxes includes reserves for corporate income tax, asset tax, deferred income tax and employees' statutory profit sharing. Due to operating losses, we have not been required to make any provision for income taxes, and we do not expect to make such provisions until we earn tax profits that exceed our offsetting tax loss carry-forwards. As of December 31, 2004, we had total tax loss carry-forwards of Ps. 7,902.6 million that we may, under some circumstances, carry forward over ten years from the period in which they were generated. See Note 16 to our financial statements.

      As a result of changes to the Mexican Income Tax Law which was enacted in 2004 but which became effective January 1, 2005, the corporate income tax rate was reduced from 33% (effective in year 2004) to 28%. However by means of an annual disposition the reduction is going to be gradual with rates of 30% for year 2005, 29% for year 2006 and 28% for year 2007.

      We are also subject to an asset tax on the book value of some assets. However, any income tax payments may be credited against asset tax payments. In 2001, 2002, 2003 and 2004 the asset tax rate has been 1.8%. Until December 31, 2004 taxpayers could not deduct from their asset tax bases debt contracted with nonresident companies or financial intermediaries. We challenged these provisions of Mexico's Ley del Impuesto al Activo, or Asset Tax Law, but at the same time, and in order to avoid penalties and interest payments in the event we lose the appeal, we paid approximately Ps. 43.2 million of asset tax for the year ended December 31, 2001; approximately

Ps. 45.2 million for the year ended December 31, 2002; and approximately Ps. 7.5 million for January and February of 2003.

      On March 19, 2003, the court issued a resolution in our favor. Because the declaratory judgment was favorable to us, we were be able to deduct debts payable to nonresidents from the asset tax base. As of today, we have already recovered the amounts paid as described above.

      As of January 1, 2005, the Assets Tax Law allows the subtraction from taxable assets of debt contracted with entities that are part of the financial system as well as debts contracted with nonresident entities.

      For more information on this proceeding, see "Item 10 -- Additional Information -- Legal Proceedings."

      Mexican law requires Mexican entities to pay employees profit sharing in an aggregate amount equal to 10% of taxable income (calculated without reference to inflation adjustments or tax loss carry forwards). This profit sharing is in addition to agreed compensation and benefits. We have not been required to pay employee profit sharing because we have not generated taxable income.

U.S. GAAP RECONCILIATION -

      Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP.

      Net income (loss) under U.S. GAAP for the years ended December 31, 2004, 2003 and 2002 was Ps. 599.3 million, (Ps. 822.1 million) and (Ps. 1,968.2 million), respectively. Equity owners' deficit under U.S. GAAP as of December 31, 2004 and 2003 was (Ps. 2,972.7 million) and (Ps. 3,751.8 million), respectively. Differences between Mexican GAAP and U.S. GAAP for the years ended December 31, 2004, 2003 and 2002 include, but are not limited to: revenue recognition; the recognition of the derivative financial instruments; adjustments to reflect differences in the restatement of property and equipment; the provision for costs associated with re-pointing our subscribers' antennas from Solidaridad 2 to PAS-9, and the reversal of other accruals recorded under Mexican GAAP. Our most significant differences between Mexican GAAP and U.S. GAAP are summarized below. For a detailed discussion of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us for each of the years in the three year period ended December 31, 2004, see Note 20 to our consolidated financial statements.

      Under U.S. GAAP, cash flows provided by operating activities were Ps.960.3 million, Ps. 498.6 million and Ps. 334.4 million as compared to resources provided by (used in) operating activities of Ps. 1,245.4 million, (Ps. 596.7 million) and (Ps. 364.3 million) under Mexican GAAP for the years ended December 31, 2004, 2003 and 2002, respectively. The differences in determining resources provided by (used in) operating activities under Mexican GAAP and cash flow provided by (used in) operating activities under U.S. GAAP, as it relates to us, is primarily due to the requirement to exclude non-cash items in presenting cash flows under U.S. GAAP, whereas the statement of changes in financial position under Mexican GAAP is determined based upon differences between beginning and ending financial statement balances in constant Pesos. Among other differences, for U.S. GAAP purposes, we have excluded from operating cash flows gains from monetary position of Ps. 308.3 million, Ps. 331.7 million and Ps. 545.4 million for the years ended December 31, 2004, 2003 and 2002, respectively, and unrealized foreign currency gains and (losses) of Ps. 39.0 million, (Ps. 243.6 million) and (Ps. 1,118.8 million), respectively.

      Cash flows provided by financing activities under U.S. GAAP were Ps. 936.7 million, Ps. 259.9 million and Ps. 288.3 million as compared to resources provided by financing activities of Ps. 607.2 million, Ps. 1,295.3 million and Ps. 953.8 million under Mexican GAAP for the years ended December 31, 2004, 2003 and 2002, respectively. U.S. GAAP financing activities primarily represent actual cash inflows and outflows from our receipt of cash. Under Mexican GAAP, resources provided by financing activities reflect changes in the balance sheet accounts, which include gains or losses from foreign currency fluctuations and gains from monetary position.

      Cash flows (used in) investing activities under U.S. GAAP were (Ps. 683.9 million), (Ps. 499.0 million) and (Ps. 368.7 million) as compared to resources (used in) investing activities of (Ps. 674.9 million), (Ps. 471.1 million) and (Ps. 347.3 million) under Mexican GAAP for the years ended December 31, 2004, 2003 and 2002, respectively.

                         LIQUIDITY AND CAPITAL RESOURCES

      Since our inception, we have sustained substantial net losses and, until 2002, substantial negative net operating cash flow. These losses have been due primarily to start-up costs we incurred in developing our DTH service, satellite transponder commitments, subscriber acquisition costs and financing costs. While we began receiving revenues from subscriptions in 1997, our operating costs, expenses and financing costs incurred exceeded these revenues during each of our first seven full years of operations. Accordingly, we have relied substantially upon proceeds from our senior notes, loans and capital contributions by Televisa, News Corporation and Liberty Media and more recently from a bank loan to fund our operations. In 2003 and 2004, we generated the necessary liquidity from our operating cash flow to cover our operating costs and satellite transponder costs as well as our interest payments to bondholders. However, we may continue to experience net losses for the next few years while we continue to improve and expand our DTH service and our expansion plans will continue to require substantial capital expenditures and investments. Our current liquidity needs arise from the continuing improvement and expansion of our Ku-band DTH pay television service, including:

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

      We incurred total capital expenditures of approximately Ps. 750.0 million, Ps. 557.0 million and Ps. 520.4 million in fiscal years 2004, 2003 and 2002, respectively, which included transmission equipment, IRDs, computers, motor vehicles, LNBs and antennas and our SMS. See "Item 4 -- Information on the Company -- History and Development of the Company -- Capital Expenditures."

      The amount of our capital expenditures in the long term will depend on numerous factors beyond our control or ability to predict, including the availability of financing, the nature of future expansion and acquisition opportunities, economic conditions, subscriber demand, technological innovation, competition and regulatory developments. The capital expenditures described above do not include acquisitions. Although the indenture governing our senior notes and our recently obtained bank loan restrict the types of assets or securities we may acquire, we can make acquisitions to expand our business and/or to enter into complementary businesses. In the future, we may consider acquisitions of, investments in, or joint ventures with, other companies.

      In 2003, for the first time, we achieved positive net operating cash flow. Since then, cash flow from operations has funded our operating needs and other working capital requirements, including satellite transponder service costs, interest payments to noteholders and costs to acquire SkyKit components and other equipment. Based on our current business plan, we anticipate that our capital expenditure requirements for the remainder of 2005, not including potential acquisitions, will be approximately U.S.$ 85 million, but we cannot provide assurance that this will be the case. We believe that our cash on hand, together with cash from operations, will be sufficient for our cash requirements, including our capital expenditures but excluding potential acquisitions, through December 31, 2005.

      We hold our cash and cash equivalent assets in both Pesos and U.S. Dollars. For the years ended December 31, 2004, 2003, and 2002 , resources provided by (used in) operating activities amounted to Ps. 1,245.4 million, Ps. (596.7 million) and Ps. (364.3 million), respectively. The increase in resources provided by operating activities from 2003 to 2004 was primarily due to the net income generated during 2004 as compared to a net loss during 2003. The positive turn in resources used by operating activities in 2002 to resources provided by operating activities in 2003 was primarily due to the lower net loss generated during 2003 as compared to 2002. At the same time, net resources provided by financing activities totaled Ps. 607.2 million, Ps. 1,295.3 million and Ps.
953.8 million, respectively, for the years ended December 31, 2004, 2003 and 2002. The net resources provided by financing activities in 2004 were primarily attributable to the proceeds from the bank loan agreement we entered into, and in 2003 the increase in net resources provided by financing activities was primarily due to the combined effect of the capitalization of loans from our equity owners, which reduced our overall debt levels and interest expenses.

      Resources used in investing activities represented Ps. 674.9 million for the year ended December 31, 2004, as compared to Ps. 471.1 million for the year ended December 31, 2003 and Ps. 347.3 million from the year ended December 31, 2002. The increases in both 2004 and 2003 were due to higher capital expenditures due to increased SkyKit purchases due to higher subscriber activations and the implementation of our SMS in 2003.

      Capital Restructuring

      Historically, our owners have made amounts in loans and equity available to us, depending on our monthly funding requirements for capital expenditures and operations. Our owners increased our equity capital by U.S.$49.0 million in 1999 pro rata, based on their respective equity interests in us. Our owners also loaned us and, in one instance, our subsidiary Novavision, a total of U.S.$41.6 million in 1999. The owners lent us another U.S.$81.0 million in 2000, U.S.$132.8 million in 2001 and U.S.$29.5 million in 2002. On July 22, 2002, we entered into a credit agreement with our owners to memorialize the terms of some of the loans described above. This credit agreement also required us to execute promissory notes to evidence the loans we received from our owners from 2000 to 2002 as well as to evidence any new loans we may obtain from our owners. The loans bore a fixed interest rate of 9% per annum and were payable at maturity, including any applicable withholding taxes, and matured ten years from the date of disbursement. Effective as of September 9, 2003, our owners capitalized all loans made by them or any of their affiliates to us. The amount of the loans and accrued interest capitalized as of September 9, 2003 was approximately Ps. 4.5 billion. We currently do not have any loans from our equity owners outstanding.

      Senior Notes

      We have accessed the debt capital markets to raise the necessary capital to fund operations and capital expenditures and to refinance our debt. On April 1, 1997, we issued U.S.$375.0 million in principal amount of 12 7/8% senior notes due 2007. In September 2003, we issued U.S.$300.0 million of senior notes in a private offering at a price of 100%. The notes bear interest at a rate of 9.375% and mature on September 19, 2013. We received approximately U.S.$296.0 million in net proceeds from the sale of the 9.375% notes after deducting estimated discounts and offering expenses. We used all of these net proceeds, together with available cash, to redeem U.S.$287.0 million in principal amount of our outstanding 12 7/8% senior notes due 2007, and to pay Mexican withholding taxes, a redemption premium and accrued interest. This redemption was consummated on October 20, 2003. In addition, we used the net proceeds from the bank loan described below to redeem the remaining U.S.$88.0 in principal amount of the 12 7/8% senior notes due 2007 plus accrued and unpaid interest.

      Bank Loan

      In December 2004, we entered into a Ps. 1,012 million, 7-year bank loan agreement with a fixed interest rate of 10.55% per annum and a five-year grace period for principal repayments with HSBC Mexico, S.A. This outstanding principal is to be repaid in eight equal quarterly payments during 2010 and 2011. Interest payments are due on a monthly basis. Televisa and News Corporation are guaranteeing this loan 51% and 49%, respectively. The net proceeds from the loan were used on January 7, 2005 to redeem the remaining U.S. $88.0 million principal amount of our outstanding 12 7/8% notes due 2007 plus accrued and unpaid interest.

      We continue to have a substantial amount of indebtedness outstanding. At December 31, 2004, our consolidated debt, net of cash, was U.S.$326.6 million. In addition to our outstanding indebtedness due under the 9.375% senior notes due 2013 and our bank loan agreement, as of December 31, 2004, we had approximately U.S.$218.0 million in satellite transponder obligations. See " -- Contractual Obligations and Commercial Commitments."

      The indenture governing our 9.375% senior notes due 2013 and our recently acquired bank loan significantly restrict and, in some cases, prohibit our ability and the ability of our subsidiaries to:

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

      In addition, we are obligated to comply with various financial covenants that require our subsidiaries and us to meet and maintain specified financial performance measures and ratios. These covenants set targets related to, among other things, liquidity, coverage and leverage ratios. At December 31, 2004, we are in compliance with all covenants set forth in our senior note indentures.

      We expect to continue to meet our additional ordinary course financing requirements principally through cash flow from operations. In the event of significant expenditures or acquisitions, we could make use of other sources of liquidity such as capital contributions or loans from our equity owners, public or private offerings of equity and/or debt securities, and/or commercial bank loans if they are available at a reasonable cost. Although we do not expect to need additional financing from our equity owners in 2005, we cannot assure you that we will not require such additional funding in future years. If the transactions contemplated by the agreements with DIRECTV are consummated, Televisa will own approximately a 57% equity interest in Innova and DIRECTV and DTVLA will collectively own the remaining 43% equity interest in Innova. We cannot assure you that our equity owners will provide us with additional financing in the future or that other additional financing will be available to us or, if available, that such financing can be obtained on terms acceptable to us. Our ability to obtain future financing is limited by the terms of the indenture governing our senior notes and may be further limited by the terms of any future financing arrangements. Failure to obtain future financing could delay or prevent our development and expansion plans, impair our ability to meet our debt service requirements (including our obligations with respect to our senior notes and our bank loan agreement) or other obligations (such as transponder service commitments), and have a material adverse effect on our business. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- Our Significant Debt Levels Limit Our Ability to Fund Our Operations, Affect Our Profitability and Could Lead to Difficulties in Obtaining New Sources of Financing Required to Continue Operations."

              RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

      We do not have any significant internal research and development programs. We generally purchase any new technologies used to upgrade our services from our suppliers.

                         OFF-BALANCE SHEET ARRANGEMENTS

      As of December 31, 2004, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material.

               CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

      Innova's contractual obligations and commercial commitments consist primarily of credit facilities, as described above, and capital lease obligations. The following table provides details regarding Innova's contractual and commercial obligations subsequent to December 31, 2004:

                             PAYMENTS DUE BY PERIOD
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                               LESS THAN        12-36          36-60          AFTER 60
                                                 TOTAL         12 MONTHS        MONTHS         MONTHS          MONTHS
                                               --------        ---------       --------       -------         --------
                                                                                 2006-         2008-           BEYOND
                                                                2005             2007          2009             2009
LONG-TERM LOANS
   Senior Exchange Notes
        due 2007(1)....................        $ 88,000        $ 88,000               -                              -
   Senior Exchange Notes
        due 2013(2)....................        $300,000               -               -             -         $300,000
   Bank Loan
        due 2010(3)....................        $ 90,770               -               -             -         $ 90,770

CAPITAL (FINANCE) LEASE OBLIGATIONS
   Capital lease - satellite
     transponder(4)....................        $217,997        $ 20,400        $ 40,800       $40,800         $115,997

OTHER LONG-TERM OBLIGATIONS
   DTV Promissory Notes(8)                     $ 55,710                        $ 55,710
   Advertising agreement with
     Televisa(5).......................        $ 11,212        $ 11,212               -             -                -
   Advertising agreement with TV
     Azteca(6).........................        $  8,431        $  2,960        $  5,471             -                -
   Soccer games pay-TV exclusive
     rights from Televisa(7)...........        $  9,053        $  6,514        $  2,539             -                -
   Over-the-air channels agreements
     with Televisa(9) .................        $  4,500        $  4,500
   Soccer games pay  - TV exclusive
     rights from TV Azteca(6)..........        $  4,200        $  4,200               -             -                -
   Rights to rebroadcast TV
     Azteca channels(6)................        $    540        $    180        $    180       $   180                -
                                               --------        --------        --------       -------         --------
TOTAL CONTRACTUAL OBLIGATIONS                  $790,413        $137,966        $104,700       $40,980         $506,767
                                               --------        --------        --------       -------         --------

(1) In April 1997, Innova issued U.S. Dollar-denominated senior unsecured fixed rate notes in an aggregate principal amount of U.S.$375.0 million, with semi-annual interest payable at a rate of 12 7/8% per annum. On October 20, 2003, we used the net proceeds of the offering of the new senior notes due 2013 to redeem U.S.$287.0 million in principal amount of our 12 7/8% senior notes due 2007. In December 2004, we entered into a Ps. 1,012 million, 7-year bank loan agreement with a fixed interest rate of 10.55%. The net proceeds from the loan were used on January 7, 2005 to redeem the remaining U.S. $88.0 million principal amount of our outstanding 12 7/8% notes due 2007, plus accrued and unpaid interest. See "Item 5 -- Operating and Financial Review and Prospects -- Liquidity and Capital Resources."

(2) In September 2003, Innova issued U.S. Dollar-denominated senior unsecured fixed rate notes in an aggregate principal amount of U.S.$300.0 million, with semi-annual interest payable at a rate of 9.375% per annum.

(3) In December 2004, Innova entered into a Ps. 1,012 million, 7-year bank loan with a fixed interest rate of 10.55% per annum and a five-year grace period for principal. The net proceeds from the loan were used on January 7, 2005 to redeem the remaining U.S. $88.0 million principal amount of our 12 7/8% senior notes due 2007 plus accrued and unpaid interest. See "Item 5 -- Operating and Financial Review and Prospects -- Liquidity and Capital Resources." For purposes of this table, we converted our Peso obligations into U.S. Dollars at the following exchange rate: Ps. 11.149 per U.S. $1.00.

(4) In February 1999, Innova entered into a U.S. Dollar-denominated agreement with PanAmSat for the use of 12 transponders on the PAS-9 satellite. The term of the agreement is for the expected economic useful life of the satellite, which was approximately 15 years at launch. Accordingly, under generally accepted accounting principles, the agreement is accounted for as a capital lease, and we recognized on our balance sheet a satellite transponder asset and a corresponding liability equal to the net present value of the monthly payments of U.S.$1.7 million over the 15 year term of the agreement. See "Item 5 -- Operating and Financial Review and Prospects -- Operating Results -- Operating Expenses -- Cost of Sales."

(5) See "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions -- Ongoing Service Arrangements with Other Related Parties -- Advertising." Our contractual obligations under this contract are due in Pesos. For the purposes of this table, we converted our obligations into U.S. Dollars at the following exchange rate: Ps. 11.149 per U.S. $1.00.

(6) Our contractual obligations under this contract are due in Pesos. For the purposes of this table, we converted our obligations into U.S. Dollars at the following exchange rate: Ps. 11.149 per U.S. $1.00.

(7) See "Item 7 -- Major Shareholders and Related Party Transactions -- Related Party Transactions -- Programming Arrangements with Related Parties." Our contractual obligations under this contract are due both in Pesos and U.S. dollars. For the purposes of this table, we converted our Peso obligations into U.S. Dollars at the following exchange rate: Ps.
      11.149 per U.S. $1.00.

(8) In connection with the transactions that took place in October 2004, DIRECTV Latin America acquired an option to acquire up to a 15% equity interest in each of Innova and Innova Holdings. The amount of equity to be received upon the exercise of the option depends on the successful migration and retention of DIRECTV Mexico's subscribers to Innova with a minimum migration of 175,000 subscribers required for the issuance of the full 15% equity interest. If the options become exercisable, the holder may exercise them by delivering to Innova and Innova Holdings the promissory notes for cancellation or by paying to Innova and Innova Holdings an amount in cash equal to the aggregate principal amount of the promissory notes. The options expire on October 8, 2009. If the options are terminated under certain limited circumstances related to regulatory challenges, or after a final determination that renders the options illegal, or expire unexercised, then within ten days of the expiration date, DIRECTV Mexico will be entitled to receive an aggregate cash payment (including any payments made under the notes described above) of up to approximately U.S.$137.7 million if 175,000 DIRECTV Mexico subscribers successfully migrate to Innova.

(9) In connection with the transactions that took place in October 2004, we and Televisa entered into two channel licensing agreements pursuant to which we will pay Televisa a royalty fee to carry its over-the-air channels on our DTH service. See "Item 4 -- Information on the Company -- History and Development of the Company."

                    AMOUNT OF COMMITMENTS EXPIRING BY PERIOD
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                  LESS THAN      12-36         36-60        AFTER 60
                                                      TOTAL       12 MONTHS      MONTHS        MONTHS        MONTHS
                                                     -------      ---------    ---------     ---------    -------------
                                                                    2005       2006-2007     2008-2009    SUBSEQUENT TO
                                                                                                               2009
Systems agreement with NDS(1).................       $11,700       $11,700             -             -                -
Uplink and downlink services with DTH TechCo..         8,000         8,000
Uplink and downlink services with Televisa....         4,600         4,600
                                                     -------      ---------    ---------     ---------    -------------
                                                     $24,300       $24,300             -             -                -
                                                     -------      ---------    ---------     ---------    -------------

----------
(1) See "Item 7 -- Major Shareholders and Related Party Transactions -- Related Party Transactions -- Ongoing Service Arrangements with Other Related Parties -- Systems Agreement Between Innova and NDS."

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

CRITICAL ACCOUNTING POLICIES

      We have identified some key accounting policies and estimates on which our consolidated financial position and results of operations are dependent. The application of these key accounting policies often involves complex considerations and assumptions and the making of subjective judgments or decisions on the part of our management. In our management's opinion, our most critical accounting policies under both Mexican GAAP and U.S. GAAP are those related to the allowance for doubtful accounts receivable, the carrying value and valuation of long-lived assets, the recognition of some reserves and accruals under Mexican GAAP, and the valuation allowances required for deferred income tax assets. For a description of our principal accounting policies, see Notes 2, 3 and 20 to our consolidated financial statements.

      Revenue Recognition

      We recognize programming service revenues on a monthly basis as DTH service is provided. Programming service revenues paid in advance of the service being provided are recorded as deferred revenue and recognized in the month the DTH service is provided. Initial, non-refundable fees for subscriptions, installation and activation, are recognized upon activation of the new subscriber's DTH services. Customer acquisition costs are expensed as incurred.

      We provide the DTH antenna, LNB and remote control to customers along with the IRD, but we retain title to the equipment. The IRD is included in fixed assets and is rented to customers under an operating lease. We recognize rental revenues on a monthly basis.

      Allowance for Doubtful Accounts Receivable

      We create reserves for all accounts receivable longer than 90 days and write off against the reserve all receivables greater than 120 days. This accounting is based on our experience and internal trend analysis and such analysis is reviewed on a monthly basis. After 90 days of delinquency, we usually recover less than 2% of the accounts receivable. During the period from 90 days to 120 days we carry out a retention campaign as a final effort to keep subscribers active; after 120 days, we proceed to cancel the delinquent subscriber and recover the equipment. We assign any delinquent subscribers to collection agencies and may start legal proceedings against the delinquent subscriber. To aid our collection efforts, all subscribers execute a promissory note when they execute the subscription agreement.

      A significant difference between the reserve amount that we establish based on our estimates for doubtful accounts and actual amounts of unpaid receivables could have a material adverse effect on our future operating results.

      Carrying Value and Valuation of Long-Lived Assets

      Our balance sheet lists various long-lived assets including our satellite transponder asset. We evaluate each long-lived asset for impairment when events and circumstances indicate that the asset's carrying value may not be recoverable. Under Mexican GAAP, we are required to recognize impairment losses when we believe that the carrying value exceeds the anticipated estimated future discounted net cash flows generated by the asset. Different assumptions regarding such cash flows, including subscriber growth and various macro-economic factors, could materially affect our analysis of recoverability. In addition, due to various reasons, we also occasionally incur impairment losses for equipment that is no longer technologically feasible to operate and which we may need to dispose of. Further, as discussed in "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- Our Significant Debt Levels Limit Our Ability to Fund Our Operations, Affect Our Profitability and Could Lead to Difficulties in Obtaining New Sources of Financing Required to Continue Operations" and elsewhere, before 2003 we did not generate positive cash flows from operations and therefore needed funding from our equity owners. In the future, if we require and do not receive this funding, or if our assumptions regarding future positive cash flows are not correct, we may need to recognize significant impairment losses and accelerated depreciation of the carrying value of these long-lived assets.

      During the years ended December 31, 2004 and December 31,2002 we recorded impairment losses on transmission equipment and other equipment not in use equal to Ps. 5.1 million and Ps. 33.7 million, respectively, (which were included in the "Other operating expenses" and "Transponder services - Solidaridad 2 and reorientation cost" line items, respectively). We did not record any impairment charge for the fiscal year ended December 31, 2003.

      Valuation Allowances on Deferred Income Tax Assets

      Under both Mexican and U.S. GAAP, we are required to record deferred income tax assets and liabilities by using enacted tax rates in order to give effect to temporary differences between the book and tax basis of assets and liabilities. If enacted tax rates change, we adjust the deferred tax assets and liabilities, through the provision for income taxes in the period of change, to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse. We also record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and tax planning strategies in assessing the need for the valuation allowance, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. Given that we have had a history of operating and tax losses, we have determined that a prudent valuation allowance was required against the majority of our tax loss carryforwards.

EFFECTS OF INFLATION, CURRENCY EXCHANGE FLUCTUATIONS AND TRANSLATION EFFECTS

      The following table sets forth, for the periods indicated:

            - the percentage that the Peso devalued or appreciated against the U.S. Dollar;

            -     the Mexican inflation rate;

            -     the U.S. inflation rate; and

            - the percentage change in Mexican GDP compared to the prior period.

                                                              YEAR ENDED DECEMBER 31,
                                                        ------------------------------------
                                                        2000   2001     2002    2003    2004
                                                        ----   ----     ----    ----    ----
Devaluation (appreciation)  of the Mexican Peso
     as compared to the U.S. Dollar(1)............      1.2%   (4.6)%   13.9%   7.3%    (0.7)%
Mexican inflation rate(2).........................      9.0     4.4      5.7    4.0      5.2
U.S. inflation rate(3)............................      3.4     1.6      2.5    1.9      3.3
Increase (decrease) in Mexican GDP(4).............      6.9    (0.1)     0.7    1.4      4.4

(1)   Based on changes in the Interbank Rates reported by Banamex as follows:
      Ps. 9.62 per U.S. Dollar as of December 31, 2000; Ps. 9.18 per U.S. Dollar as of December 31, 2001; Ps. 10.46 per U.S. Dollar as of December 31, 2002; Ps. 11.225 per U.S. Dollar as of December 31, 2003 and Ps. 11.149 per U.S. Dollar as of December 31, 2004.

(2) Based on changes in the Mexican National Consumer Price Index from the previous period, as reported by the Mexican Central Bank, as follows:
      93.248 in 2000; 97.354 in 2001; 102.904 in 2002; 106.996 in 2003 and
      112.550 in 2004.

(3)   As reported by the Federal Reserve Bank of New York.

(4) As reported by the Instituto Nacional de Estadistica, Geografia e Informatica, or INEGI.

      Mexican GAAP requires that our financial statements recognize the effects of inflation. Financial data for all periods presented in our financial statements and this annual report have been restated in constant Pesos in purchasing power as of December 31, 2004 in accordance with the third amendment to Bulletin B-10 of the Mexican Public Accountants Institute. Accordingly, the comparative increases set forth below are adjusted for the general effects of inflation to permit period-to-period comparisons. See Note 3 to our financial statements.

      In 2004, the rate of inflation in Mexico was 5.2% and the Peso appreciated 0.7% against the U.S. Dollar in nominal terms, reflecting slightly favorable economic conditions during the year. In 2003 and 2002, the rate of inflation in Mexico was 4.0% and 5.7%, respectively, and the Peso depreciated against the U.S. Dollar in nominal terms by 7.3% and 13.9%, respectively. The rate of inflation in Mexico has declined substantially during the last few years as compared to historical rates. However, at approximately 4.4% per annum (as measured from March 2004 to March 2005), Mexico's current level of inflation remains higher than the annual inflation rates of its main trading partners. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Mexico -- Mexico Has Experienced Adverse Economic Conditions."

      Inflation has led to high interest rates, devaluations of the Peso, and during the 1980s, substantial government control over exchange rates and prices. If Mexico were to experience high levels of inflation, our revenues and financial condition could be impacted by the resultant decreases in effective purchasing power among current and potential subscribers and the prospect of a currency devaluation that could make it more difficult for us to repay our U.S. Dollar-denominated debt and obligations as discussed below. Economic growth slowed during the last three years, due in part to the recession in the United States and instability in worldwide markets. Although the Mexican GDP expanded by 4.4% in 2004 as compared to 2003, the higher increase in the last four years, the average level of economic growth is relatively anemic when compared to our major trading partners historical and average growth rate.

      Under Mexican GAAP, through December 31, 2004, U.S. Dollar-denominated sales, costs and expenses are translated into Pesos at the exchange rate in effect when the operations are recognized and are subsequently restated in constant Pesos using the Mexican national consumer price index. If the devaluation of the Mexican Peso against the U.S. Dollar is greater than inflation in Mexico during a period, U.S. Dollar-denominated sales, costs and expenses increase in relative terms when compared to prior periods. Conversely, if inflation exceeds the devaluation rate during a period, U.S. Dollar-denominated sales, costs and expenses decrease in relative terms when compared to prior periods. In 2004, we had favorable effects due to Peso appreciation and an inflation rate similar to previous years. In 2003 and 2002, the translation effect and devaluation increased our cost of sales in comparison to previous years.

      Any devaluation of the Peso will likely affect our liquidity and results of operations because an important amount of our indebtedness, operating costs and expenses are U.S. Dollar-denominated, while our revenues are primarily Peso denominated. Any decrease in the value of the Peso against the U.S. Dollar could also cause us to incur foreign exchange losses, which would reduce our net income.

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

      We have incurred and expect to continue to incur more than 40% of our obligations payable in U.S. Dollars, while our revenues will be generated primarily in Mexican Pesos. Therefore, we are subject to currency exchange rate risk. In addition to our obligations due under our senior notes, our U.S. Dollar-denominated obligations will also continue to include satellite signal reception and retransmission fees, programming commitments and equipment costs. We did not have any U.S. Dollar-denominated revenues from 1998 through 2004 other than interest income on some restricted investments, while our U.S. Dollar-denominated operating costs and expenses were significant and are expected to continue to exceed U.S. Dollar-denominated revenues, if any. During 2004, 2003 and 2002, approximately 34.0%, 37.0% and 30.0% of our total operating expenses, not considering interest expense of Ps. 673.0 million, Ps. 987.6 million and Ps. 1,075.3 million, respectively, were U.S. Dollar-denominated.

      During 2005, we have been and expect to continue entering into several derivative transactions (forwards) in order to reduce our U.S. Dollar foreign exchange exposure by taking advantage of market windows and increasing our U.S. Dollar cash position.

      On February 13, 2004, we entered into two separate derivative transactions denominated "coupon swap" agreements to hedge a portion of our U.S. Dollar foreign exchange exposure resulting from the issuance of our U.S.$300.0 million 9.375% senior notes that mature in 2013. Under the transactions, we receive semiannual payments calculated based on an aggregate notional amount of U.S.$300.0 million at an annual rate of 9.375%, and we make monthly payments calculated based on an aggregate notional amount of Ps. 3,282.2 million at an annual rate of 10.25%. The transactions, both of which terminate in September 2008, will reduce our foreign exchange exposure on 10 interest coupon payments on the senior notes we issued in September 2003. Also, during the fourth quarter of 2004, we entered into several forward contracts to obtain a certainty on the foreign exchange rate of the peso vs. U.S. dollar, reducing the risk when our obligations in U.S. dollars become payable. We used those forwards to redeem our U.S.$88.0 million in principal amount outstanding under our 12 7/8% senior notes due 2007, which were paid in January 7, 2005, and to fund normal operations.

      In 2003 and 2002, we did not engage in any hedging or other transactions to manage the risks associated with foreign currency or interest rate fluctuations.

      Nevertheless, shifts in currency exchange rates could decrease the value of our revenues relative to our costs, resulting in a material adverse effect on our financial position. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Mexico -- Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit the Ability of Our Company and Other to Convert Pesos into U.S. Dollars or Other Currencies, Which Could Adversely Affect Our Business, Financial Condition or Results of Operations."

NEW ACCOUNTING PRONOUNCEMENTS

      The following accounting standards, which were issued by the Mexican Institute of Public Accountants (IMCP), went into effect on January 1, 2005.

      Bulletin B-7, "Acquisitions of Businesses", went into effect on January 1, 2005, which establishes, among other things, the purchase method as the only method of accounting for the acquisition of a business, changes to the accounting treatment of goodwill, eliminating the amortization of goodwill as from the date on which that statement went into effect and making it subject instead to annual impairment tests. The Bulletin also provides specific rules for the acquisition of minority interests and the transfer of assets or the exchange of shares between entities under common control. We are evaluating the effect of the adoption of this Bulletin in 2005 in our consolidated financial statements.

      The amendments to Bulletin C-2, "Financial Instruments", went into effect on January 1, 2005. Its provisions require that the effects of valuing investments available for sale be recorded in stockholders equity and not in income for the year, and include rules for determining the effects of impairment of financial instruments. We are evaluating the effect of the adoption of this Bulletin in 2005 in our consolidated financial statements.

      Bulletin C-10 "Derivative Financial Instruments and Coverage Operations", went into effect on January 2005. This Bulletin, besides detailing recording, valuation and disclosure criteria applicable to all derivative financial instruments, requires that the effectiveness of hedges of cash flows and of net investment in subsidiaries located abroad be evaluated and that the effective portion of the gains or losses on hedging instruments be recognized within comprehensive income. We are evaluating the effect of the adoption of this Bulletin in 2005 in our consolidated financial statements.

      The amendments to Bulletin D-3, Labor Obligations, went into effect on January 1, 2005. These amendments provide additional valuation and disclosure rules for recognizing severance payments due to causes other than restructuring. We are evaluating the effect of the adoption of revised Bulletin D-3 in 2005 in our consolidated financial statements.

RECENTLY ISSUED U.S. GAAP PRONOUNCEMENTS

      In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement 123 (Revised), "Share-Based Payment" ("FAS 123R"). FAS 123R requires all companies to measure compensation costs for all share-based payments (including employee stock options) at fair value and recognize such costs in the statement of operations. FAS 123R will become effective for Innova on January 1, 2006. Innova has not issued any employee stock options and accordingly, we do not expect the adoption of the revised standard to have a significant impact on our financial statements.

      In December 2004, the FASB issued FASB Statement 153, "Exchanges of Nonmonetary Assets -- an amendment of APB Opinion No. 29" ("FAS 153"). FAS 153 eliminates the exception to account for nonmonetary exchanges of similar productive assets at carrying value and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance; otherwise, the exchange principal of fair value applies. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We believe the provisions of FAS 153 will not have a material impact on our consolidated financial statements.

      In November 2004, the FASB issued FASB Statement 151, "Inventory Costs" ("FAS 151"). FAS 151 amends the guidance in Accounting Research Bulletin 43, "Inventory Pricing" ("ARB 43") and requires abnormal amounts of idle facility expense, freight handling costs and wasted material (spoilage) to be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as previously defined in ARB 43. Furthermore, FAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We believe that the provisions of FAS 151 will not have a significant impact on our financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                         DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

      The management of our business is vested in our Board of Directors. Under our bylaws, our Board of Directors currently consists of eleven directors (and up to ten alternate directors), including six directors (and up to six alternate directors) selected by Televisa, four directors (and up to four alternate directors) selected by News Corporation and one director selected by both, Televisa and News Corporation, who shall be an independent member as determined in our bylaws. Our directors serve until they are replaced.

      The following table sets forth the names of our current directors and their alternates as of April 30, 2005, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors or alternate directors.

                                                                                                        FIRST
   NAME AND DATE OF BIRTH              PRINCIPAL OCCUPATION              BUSINESS EXPERIENCE           ELECTED
---------------------------       -------------------------------   ------------------------------     -------
DIRECTORS APPOINTED BY TELEVISA:

Emilio Azcarraga Jean             Chairman of the Board,            Member of the Boards of             1996
  (02/21/68)                      President and Chief Executive     Telefonos de Mexico, S.A. de
                                  Officer and President of the      C.V. and Banco Nacional de
                                  Executive Committee of Televisa   Mexico, S.A. and former Vice
                                                                    Chairman of the Board of
                                                                    Univision

Alfonso de Angoitia Noriega       Executive Vice President and      Former Chief Financial Officer      1998
  (01/17/62)                      Member of the Executive           of Televisa and former
                                  Committee of Televisa             Alternate Member of the Board
                                                                    of Univision and Partner,
                                                                    Mijares, Angoitia, Cortes y
                                                                    Fuentes, S.C. (1994 - 1999)

Jose Antonio Baston Patino        Corporate Vice President of       Former Vice President of            2000
  (04/13/68)                      Television and Member of the      Operations of Televisa, former
                                  Executive Committee of Televisa   General Director of Programming
                                                                    of Televisa and former Member of
                                                                    the Board of Univision

Salvi Folch Viadero               Chief Financial Officer of        Former Vice President of            2002
  (08/16/67)                      Televisa                          Financial Planning of
                                                                    Televisa, former Chief
                                                                    Executive Officer of Comercio
                                                                    Mas, S.A. de C.V., Member of
                                                                    the Boards of Mexder, Mercado
                                                                    Mexicano de Derivados S.A.,
                                                                    Proveedor Integral de Precios,
                                                                    Miami Holdings, S.A. de C.V.,
                                                                    and FS Unit 3007 Inc. and
                                                                    Alternate Director of Televisa

                                                                                                        FIRST
   NAME AND DATE OF BIRTH              PRINCIPAL OCCUPATION              BUSINESS EXPERIENCE           ELECTED
---------------------------       -------------------------------   ------------------------------     -------
 Jose Antonio Lara del Olmo       Vice President -- Tax of          Former Tax Director of              2002
(09/02/70)                        Televisa                          Televisa, Member or Alternate
                                                                    Member of the Board of various
                                                                    Innova subsidiaries and/or
                                                                    related entities and various
                                                                    Televisa subsidiaries,
                                                                    affiliates, and/or related
                                                                    entities

Juan Sebastian Mijares Ortega     Secretary of the Board,           Partner, Mijares, Angoitia,         2000
(10/04/59)                        Secretary of the Executive        Cortes y Fuentes, S.C. (1994
                                  Committee and Vice President --   - 2000), Member and Secretary
                                  Legal and Corporate General       of the Board of Bank of
                                  Counsel of Televisa               Tokyo-Mitsubishi Bank-Mexico
                                                                    and Member of the Boards of
                                                                    Afore Banamex, S.A. de C.V.,
                                                                    Union de Telecomunicaciones de
                                                                    Iberoamerica, A.C.,
                                                                    Organizacion de
                                                                    Telecomunicaciones de
                                                                    Iberoamerica (O.T.I.) A.C.,
                                                                    Member or Alternate Member of
                                                                    the Boards of Innova,
                                                                    Televisa, and various
                                                                    subsidiaries, affiliates,
                                                                    and/or related entities

DIRECTORS APPOINTED BY NEWS CORPORATION:

David Haslingden                  Chief Executive Officer,          Member of the Boards of             2004
  (08/21/61)                      National Geographic Channels      WildAir and Sky Brasil
                                  International; Chief Operating    Servicos Ltd.
                                  Officer, Fox International
                                  Channels

John Nallen                       Executive Vice                    Former Senior Vice President,       2004
  (05/13/57)                      President-Finance and Deputy      Finance of News Corporation,
                                  Chief Financial Officer of News   Former Partner, Arthur
                                  Corporation                       Andersen, Member of the Board
                                                                    of Sky Brasil Servicos Ltd.

Lawrence Jacobs                   Senior Executive Vice President   Former Executive Vice               2001
  (05/04/55)                      and Group General Counsel of      President and Deputy General
                                  News Corporation                  Counsel of News Corporation,
                                                                    Director of Sky Brasil
                                                                    Servicos Ltd. and various News
                                                                    Corporation subsidiaries,
                                                                    affiliates and/or related
                                                                    entities

                                                                                                        FIRST
   NAME AND DATE OF BIRTH              PRINCIPAL OCCUPATION              BUSINESS EXPERIENCE           ELECTED
----------------------------      -------------------------------   ------------------------------     -------
Emilio Carrillo Gamboa            Senior Partner at Bufete          Chairman of the Board of            1997
  (10/16/37)                      Carrillo Gamboa, S.C.             Cementos Holcim-Apasco S.A. de
                                                                    C.V. and the Mexico Fund,
                                                                    Inc., Member of the Boards of
                                                                    Grupo Modelo, S.A. de C.V.,
                                                                    Kimberly-Clark de Mexico,
                                                                    S.A. de C.V., SANLUIS
                                                                    Corporacion, S.A. de C.V.,
                                                                    Empresas ICA, S.A. de C.V.,
                                                                    Grupo Mexico, S.A. de C.V.,
                                                                    Gasoductos de Chihuahua, S. de
                                                                    R.L. de C.V., Southern Peru
                                                                    Copper Corporation, and Bank
                                                                    of Tokyo Mitsubishi (Mexico)
                                                                    S.A., Member of the Boards of
                                                                    Innova Holdings, S. de R.L. de
                                                                    C.V., and Innova's
                                                                    subsidiaries

DIRECTORS APPOINTED BY TELEVISA AND NEWS CORPORATION:

Fernando Ruiz Sahagun             Partner at Chevez, Ruiz           Member of the Boards of Accel,      2004
  (10/23/43)                      Zamarripa y Cia, C.A.             S.A. de C.V, Grupo Industrial
                                                                    Camesa, S.A. de C.V., SANLUIS
                                                                    Corporacion, S.A. de C.V.,
                                                                    Grupo Mexico, S.A. de C.V.,
                                                                    Grupo Financiero Santander
                                                                    Serfin, S.A., Mexico D.F.,
                                                                    Tlalnepantla, Estado de Mexico
ALTERNATE DIRECTORS APPOINTED BY TELEVISA:

Alexandre Moreira Penna da        Chief Executive Officer of        Former Vice President of            2004
Silva                             Innova                            Corporate Finance of Televisa,
(12/25/54)                                                          former Managing Director of JP
                                                                    Morgan Chase, Member or
                                                                    Alternate Member of the
                                                                    Boards of various Televisa and
                                                                    Innova subsidiaries,
                                                                    affiliates, and/or related
                                                                    entities

Rafael Villasante Guzman          Director of Business              Former Vice President of JP         2004
(06/09/62)                        Development of Televisa           Morgan Chase, Member of the
                                                                    Boards of various Televisa
                                                                    subsidiaries, affiliates,
                                                                    and/or related entities

Jaime Esteban Pous Fernandez      Legal Director of Televisa        Member or Alternate Member of       2004
(05/19/69)                        affiliates                        the Boards of Innova Holdings,
                                                                    S. de R.L. de C.V., Innova
                                                                    subsidiaries, and various
                                                                    Televisa subsidiaries,
                                                                    affiliates, and/or related
                                                                    entities

                                                                                                        FIRST
   NAME AND DATE OF BIRTH              PRINCIPAL OCCUPATION              BUSINESS EXPERIENCE           ELECTED
---------------------------       -------------------------------   ------------------------------     -------

Jorge Lutteroth Echegoyen         Controller and Vice President     Former Senior Partner of            2000
  (01/24/53)                      of Televisa                       Coopers & Lybrand Despacho
                                                                    Roberto Casas Alatriste, S.C.

Carlos Ferreiro Rivas             Chief Financial Officer of        Former Director of Corporate        2002
  (11/19/68)                      Innova                            Finance of Televisa, former
                                                                    Director of Credit Risk at
                                                                    Banco Santander Mexicano,
                                                                    former Manager in Corporate
                                                                    Banking of Grupo Financiero
                                                                    Inverlat, Alternate Member of
                                                                    the Boards of Innova's
                                                                    subsidiaries, Member of the
                                                                    Board of Mas Fondos, S.A.
                                                                    de C.V.

Maria Azucena Dominguez           Legal Corporate Director of       Member of the Board of Abastos      2000
Cobian                            Televisa                          de Oaxaca, S.A. de C.V.,
(07/30/57)                                                          Partner in Cobian Alumino,
                                                                    S.A. de C.V., Member or
                                                                    Alternate Member of the Boards
                                                                    of Televisa, Innova, and
                                                                    various subsidiaries,
                                                                    affiliates and/or related
                                                                    entities.

ALTERNATE DIRECTORS APPOINTED BY NEWS CORPORATION:

Paul Haggerty                     Executive Vice President,         Former acting Chief Financial       2000
  (11/03/59)                      Finance-Global Tax and            Officer of Gemstar-TV Guide
                                  Penalties of News Corporation     International.

Paula Wardynski                   Vice President-Treasurer of       Member of the Board of 55           1998
  (3/23/58)                       News America Incorporated         corporations.

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

      The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience and the year in which they were appointed to their current positions:

    NAME AND DATE OF BIRTH           PRINCIPAL OCCUPATION          BUSINESS EXPERIENCE      FIRST ELECTED
--------------------------------    -----------------------     ------------------------    -------------
Alexandre Moreira Penna da Silva    Chief Executive Officer     Former Vice President of        2004
(12/25/54)                                                      Corporate Finance of
                                                                Televisa; former
                                                                Managing Director of
                                                                JP Morgan Chase, Member
                                                                or Alternate Member of
                                                                the Boards of various
                                                                Televisa and Innova
                                                                subsidiaries,
                                                                affiliates, and/or
                                                                related entities

Carlos Ferreiro Rivas               Chief Financial Officer     Former Director of              2002
  (11/19/68)                                                    Corporate Finance of
                                                                Televisa, former
                                                                Director of Credit Risk
                                                                at Banco Santander
                                                                Mexicano, former Manager
                                                                in Corporate Banking of
                                                                Grupo Financiero
                                                                Inverlat, Alternate
                                                                Director of Innova's
                                                                subsidiaries, Member of
                                                                the Board of Mas Fondos,
                                                                S.A. de C.V.

Luis Jorge Todd Alvarez             Sales Vice President        Former Vice President of        1996
   (07/18/56)                                                   Sales and Distribution of
                                                                Innova, former Commercial
                                                                Director of Multivision

                                  COMPENSATION

      For the year ended December 31, 2004, we paid Ps. 13.0 million in aggregate compensation to our executive officers for their services in all capacities. From October 8, 2004 and going forward, we also paid and will also pay an emolument to our directors and alternate directors of the Board, consisting of two gold-coins or "Centenarios"; this compensation is payable during our quarterly board meetings. We did not issue any options to purchase equity interests in us or provide any pension, retirement or similar benefits to our directors, alternate directors and executive officers in 2004.

                                 BOARD PRACTICES

      Our directors and alternate directors do not serve on the Board for limited terms. They generally serve until replaced. Our directors and alternate directors are not entitled to receive any benefits from Innova or its subsidiaries upon their termination.

EXECUTIVE COMMITTEE

      The Board has delegated some responsibilities to an Executive Committee that consists of Messrs. Azcarraga Jean, de Angoitia N., Folch V., Penna, Haslingden, Nallen and Jacobs. The alternate members of the committee are Messrs. Mijares O., Villasante G., Ferreiro R., Lara del O., Haggerty, Carrillo
G. and Ms. Wardynski. The Executive Committee generally acts on matters in the absence of the Board of Directors. As a company with no securities listed on a national securities exchange or inter-dealer quotation system, we are not required to establish either an audit committee or a compensation committee. Our equity holders must approve our annual audited financial statements. Matters regarding the retention of auditors are considered, reviewed and approved by the entire Board of Directors. Matters regarding executive compensation are considered, reviewed and approved by the entire Board of Directors.

                                    EMPLOYEES

      As of December 31, 2004, we employed 1,935 people in Mexico, including full-time and part-time employees, with approximately 53 in transmission and technology related functions, approximately 491 in marketing and sales, approximately 1,105 in client services and subscriber handling and approximately 286 in management, finance, personnel and administration. This represents an overall increase of 59 employees as compared to the end of December 2003. In 2004, we increased our headcount primarily due to the growth of our business and to improve efficiency in our platform.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

      The following table sets forth information with respect to the current beneficial ownership of our equity interests:

                                                            AMOUNT AND NATURE                         PERCENTAGE
NAME OF BENEFICIAL OWNER                                      OF OWNERSHIP                             OWNERSHIP
------------------------                                  ----------------------                      ----------
Innova Holdings, S. de R.L. de C.V...................     Series C Social Part                          76.8%
SKY DTH, S. de R.L. de C.V...........................     Series A-1 Social Part                        13.9%
News DTH (Mexico) Investment Ltd.....................     Series B-1 Social Part                         7.0%
Liberty Mexico DTH, Inc. ............................     Series B-2 Social Part                         2.3%

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

      The relations between our equity owners are governed by our bylaws and an Amended and Restated Social Part Holders Agreement. Our amended bylaws, notarized on December 22, 1998, provided for the conversion of Innova into a limited liability company with variable capital and to reflect the sale of a ten percent interest represented by the Series B-2 Social Parts to Liberty Mexico. More recently, on September 4, 2003, we amended our bylaws to create and authorize the new Series C limited voting Social Part issued to Innova Holdings and on October 8, 2004 to limit the terms on which we and our shareholders and their affiliates may enter into transactions without the approval of our Board of Directors.

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

CONTROL

      If the transactions contemplated by the agreements with DIRECTV are consummated, Televisa would own approximately 57% of the equity interest in Innova and DIRECTV and DTVLA would collectively own the remaining 43% equity interest in Innova. See "Item 4 -- Information on the Company -- History and Development of the Company." Our owners will only be able to take significant actions with the affirmative vote of Televisa and DIRECTV and DTVLA under the bylaws and the Amended and Restated Social Part Holders Agreements. For a description, see "Item 10 -- Additional Information -- Bylaws." Pursuant to our Amended and Restated Social Part Holders Agreement, Televisa and DIRECTV are not permitted to engage in the DTH business in Mexico and Central America (subject to certain listed exceptions), except through us. Televisa also owns interests in businesses that compete with us for customers in the Mexican pay television market. Specifically, Televisa controls and owns a majority interest in Cablevision, the operator of Mexico's third largest cable television system. See "Item 4 -- Information on the Company -- Business Overview -- Competition -- Cable Television and MMDS."

                           RELATED PARTY TRANSACTIONS

      We have engaged in, and expect to continue to engage in, a significant number and variety of related party transactions, including, but not limited to, the transactions summarized in Note 8 of our financial statements. Note 8 to the financial statements provides other information required to be made publicly available in Mexico with regard to the interest of management in some transactions. Several other related party transactions not required to be listed here are included as Exhibits to this document. Although we believe that transactions with our affiliates are generally conducted on an arms' length basis and at market prices, conflicts of interest are inherent in such transactions. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- Our Equity Holders Have, or May Acquire, Interests in Businesses Which Compete with Us for Customers and Business Opportunities"; and " -- We Have Significant Transactions With Our Owners, Who Are Involved in Related Businesses, Which Creates the Potential for Conflicts of Interest."

DIRECTV MEXICO SUBSCRIBER BASE TRANSACTION

      In October 2004, DIRECTV announced the shut down of its operations in Mexico. To ease its subscribers' transition, and in an effort to provide an alternative, DIRECTV, through its indirect subsidiary Galaxy Mexico sold its subscriber list to our subsidiary Novavision, in exchange for two notes with an aggregate principal amount totaling approximately Ps. 621.1 million and potential payments in the future depending on the number of subscribers that successfully migrate to our service. See "Item 4 -- Information on the Company -- History and Development of the Company."

LOANS AND CAPITAL CONTRIBUTIONS FROM OUR OWNERS

      During the period from 1996 to 1999, we received capital contributions from our owners in proportion to their respective equity interests in Innova in an aggregate amount equal to U.S.$149.0 million. This amount included forgiveness of debt amounting to Ps. 463.8 million.

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

      Our owners did not loan us any money from March 2002 through September 9, 2003, on which date our owners capitalized all loans made by them or any of their affiliates to us. The amount of the loans and accrued interest capitalized as of September 9, 2003 was approximately Ps. 4.5 billion. The capitalization did not affect the percentage ownership interests of our owners. See "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources." We, and our subsidiaries, do not currently have any outstanding loans from our equity owners. However, we can not assure you that we will not require such funding in the future.

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

      In connection with this transaction, our equity owners also increased our capital by a de minimis amount; Historically, Televisa, News Corporation and Liberty Media indirectly owned 60%, 30% and 10%, respectively, of our equity interests. If the transactions contemplated by the agreements with DIRECTV are consummated, Televisa would own approximately 57% of the equity interest in Innova and DIRECTV and DTVLA would collectively own the remaining 43% equity interest in Innova. See "Item 4 -- Information on the Company -- History and Development of the Company."

PROGRAMMING ARRANGEMENTS WITH RELATED PARTIES

      We obtain, and anticipate that we will continue to obtain, significant programming on a DTH exclusive basis from Televisa and News Corporation under our Social Part Holders Agreement. We compete, in part, based on this exclusive programming. In 2004, 2003 and 2002, we paid Ps. 249.6 million, Ps. 215.5 million and Ps. 195.8 million, respectively, to News Corporation and Televisa affiliates for the exclusive and non-exclusive programming provided to us. For a description of the risks associated with our programming arrangements, see "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- Our Ability To Attract Subscribers Depends on the Availability of Desirable Programming from Third Party Programmers" and "Item 4 -- Information on the Company -- Business Overview -- Programming and Services."

      In addition, we had the exclusive rights to rebroadcast and distribute Mexican Soccer League programming from the 2003 Mexican Soccer Tournaments and 2002 Mexican Soccer Tournaments; these include the exclusive transmission rights with respect to all TV media of 20 soccer matches during each season. Pursuant to a separate license agreement with Televisa, we acquired the exclusive live broadcast and local black-out rights, limited to the relevant territory (Monterrey, Guadalajara, Puebla, San Luis Potosi and Aguascalientes), with respect to all TV media for all soccer matches where any of the Monterrey, Tigres, Chivas, Atlas, Puebla, San Luis or Necaxa teams play.

      We recently entered in to a license agreement with Televisa to acquire the exclusive rights to rebroadcast and distribute Mexican Soccer League programming from the 2004 Opening Soccer Tournament and 2005 Closing Soccer Tournament seasons; these include the exclusive transmission rights with respect to all TV media of 20 soccer matches during each season. In addition, pursuant to separate license agreements with Televisa, we acquired the exclusive live broadcast and local black-out rights, limited to the relevant territory (Monterrey, Guadalajara, Puebla and Aguascalientes), with respect to all TV media for all soccer matches where any of the Monterrey, Tigres, Chivas, Atlas, Puebla or Necaxa teams play. The agreements' terms range from July 2004 to June 2005 or June 2007, depending on the soccer team. We paid and will pay Televisa a total of approximately U.S.$ 13.5 million for these licenses during the term of our agreements.

      During 2003, we acquired the exclusive pay-TV transmission rights for the reality shows Big Brother 2 and Big Brother VIP2 from Televisa for a total amount of Ps. 30.6 million. In 2004, we acquired from Televisa the exclusive pay-TV transmission rights for the first and second parts of the reality show Big Brother VIP3, for an aggregate of Ps. 28.3 million. We broadcast these reality shows through our interactive channels 24 hours per day. In 2005 we entered into a new agreement with Televisa for the exclusive pay-TV transmission rights for the reality show Big Brother 3R.

      In connection with the transactions that took place in October 2004, we and Televisa entered into two channel licensing agreements pursuant to which we will pay Televisa a royalty fee to carry its over-the-air channels on our DTH service. See "Item 4 -- Information on the Company -- History and Development of the Company." In addition, pursuant to the terms of our Amended and Restated Social Part Holders Agreement, our sponsors have agreed to make available to us their existing and future program services and channels on a DTH-exclusive basis.

      In addition, we have reached an agreement with Televisa to acquire the rights to broadcast 34 matches, or more than 50%, of the 2006 FIFA World Cup soccer tournament matches on an exclusive basis, with respect to all TV media. We paid Televisa U.S. $15.0 million for these rights. As part of this agreement, we will be able to rebroadcast, on an exclusive basis, the non-exclusive matches under certain conditions and after a certain delay period. We believe this exclusive content will strongly improve our ability to attract and retain subscribers and is a key factor in our strategy to offer the highest quality and variety sports programming in Mexico.

COMPETITIVE ACTIVITIES

      Under our Amended and Restated Social Part Holders Agreement, subject to exceptions, Televisa and News Corporation have agreed not to directly or indirectly own, manage, operate, control or finance a business or enterprise that operates a competing DTH service in Mexico and Central America (subject to certain exceptions).See "Item 4 -- Information on the Company -- History and Development of the Company."

ONGOING SERVICE ARRANGEMENTS WITH OTHER RELATED PARTIES

      Uplink Services Agreement

      DTH TechCo Partners, or DTH TechCo, provides us with play-out and uplink functions and related services such as head-end operation from two sites in the United States: a main uplink facility in Miami Lakes, Florida and a redundancy site in Port St. Lucie, Florida. In 2004, we paid Ps. 93.7 million to DTH TechCo for their services. DTH TechCo is a partnership formed by Televisa, News Corporation, Globopar and Liberty Media. As a result of the transactions among Televisa, News Corporation, Globopar, Liberty Media and DIRECTV in October 2004, DTH TechCo is owned 70% by DIRECTV and 30% by Televisa. See "Item 3 -- Key Information -- Risk Factors -- Risk Factors Related to Our Business -- If Our Affiliate DTH TechCo Is Unable to Obtain Funding, It May Not Be Able to Provide a Necessary Service for our Operations, Which Could Adversely Affect Our Business, Financial Condition and Results of Operations."

      In addition, Televisa provides us with uplink, downlink, playout and compression services relating to locally-sourced programming from its Mexico City facility. In 2004, we paid Ps. 45.6 million for these services.

      Systems Agreements Between Innova and NDS

      We have ongoing agreements with NDS, a public company and majority-owned subsidiary of News Corporation, to provide us with various key systems. Under a September 1996 agreement, NDS provides us the conditional access system, including the Smart Cards necessary to decode the signal at a subscriber's home, and equipment needed to digitize, compress, encrypt and multiplex the signals transmitted to the satellite by our uplink facilities. This agreement was amended in February 2000 to settle a dispute over payment for some of the software and to include new interactive television technology. Further, in 2003, NDS stopped supplying its services with respect to digitizing and compressing the satellite signals. See "Item 4 -- Information on the Company -- Business Overview -- Operations -- Broadcast and Conditional Access Systems." We estimate that our 2005 commitment for the conditional access system, security services and Smart Card purchases will be approximately U.S.$11.7 million.

      NDS also provided us with our previous subscriber management system under agreements dated October 29, 1996 and August 3, 1998. In November 2003, we successfully implemented a new SMS by using the software "Kenan" from CSG Software, Inc. to support the growth of our subscriber base. Currently this system is in service and is fully operational. Our agreement with NDS related to the maintenance of the Provider II subscriber management software has been terminated.

      In 2004, we paid NDS U.S.$8.7 million for these systems and related services under our various agreements with them.

      Guarantees

      In October 2004, Televisa entered into an amended and restated guaranty with PanAmSat pursuant to which the proportionate share of our transponder lease obligation guaranteed by Televisa was reduced from 60% to 51%, with News Corp. guaranteeing the remaining 49%. See "Item 4 -- Information on the Company -- History and Development of the Company." Corporacion de Radio y Television del Norte, S. de R.L. de C.V., our subsidiary, entered a satellite services agreement with PanAmSat on February 8, 1999. Under that agreement, we are obligated to pay a monthly service fee of U.S.$1.7 million to PanAmSat for satellite signal reception and retransmission service from transponders on their PAS-9 satellite through September 2015. The largest amount of this obligation outstanding through December 31, 2004 was U.S.$197.6 million and the amount outstanding as of June 1, 2005 was U.S. $189.1 million. If we do not pay these fees in a timely manner, our owners will be required to pay these fees. For more information about our satellite operations, see "Item 4 -- Information on the Company -- Business Overview -- Operations -- Satellites."

      In December 2004, we entered into a Ps. 1,012 million, 7-year bank loan with a fixed interest rate of 10.55% per annum and a five-year grace period for principal. Televisa and News Corporation are guaranteeing this loan 51% and 49%, respectively. See "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources."

      Advertising

      We engage the services of VISAT, a wholly owned subsidiary of Televisa, for some advertising and promotional efforts and to pool advertising time with channels broadcast commonly among Televisa, Cablevision and Innova. VISAT negotiates most of our advertising contracts with third party advertisers. Under our agreement with VISAT, we receive from VISAT the amount of the advertising sold on our behalf net of a commission of 12% for their promotion, selling and collection services. In 2004, we paid VISAT an aggregate of U.S.$0.5 million in commissions on advertising sales of approximately U.S.$3.8 million. We also purchase magazine advertising space and television and radio advertising time from Televisa in connection with the promotion of our DTH satellite services and expect to continue to do so in the future. We paid Ps. 125.0 million for these services in 2004 and expect to pay Ps. 125.0 million for similar services in 2005.

      W Radio Channel

      In 2005, we amended our agreement with Televisa Radio, a subsidiary of Televisa, to broadcast, on a pay-TV exclusive basis, W Radio Channel, a news and entertainment radio station channel.

INTERESTS OF COUNSEL

      We have engaged the law firm of Mijares, Angoitia, Cortes y Fuentes, S.C., to advise us on various legal issues. Two of their partners, who are currently on leave from the partnership, Alfonso de Angoitia Noriega and Juan Sebastian Mijares Ortega, serve as members of our Board. Mr. de Angoitia is also a member of our Executive Committee and the Executive Vice President of our 60% owner, Televisa. Mr. Mijares is also the Vice President and Corporate General Counsel of Televisa. Neither Alfonso de Angoitia Noriega nor Juan Mijares Ortega currently receives any form of compensation from, or participate in any way in the profits of, Mijares, Angoitia, Cortes y Fuentes, S.C. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services.

      We have engaged the law firm of Chevez, Ruiz, Zamarripa y Cia., S.C., to advise us on various tax issues during the 2001 fiscal year and 2003 fiscal year. One of their partners, Fernando Ruiz Sahagun, serves as a member of our Board. We believe that the fees we paid for these services were comparable to those that we would have paid another law firm for similar services.

TAX SHARING AGREEMENT BETWEEN INNOVA AND TELEVISA

      Innova and Televisa are parties to a Tax Sharing Agreement, dated March 6, 1997, which sets forth the rights and obligations of Innova and Televisa in respect of Innova's liability for taxes imposed pursuant to Mexico's Ley del Impuesto sobre la Renta, or Income Tax Law, and Asset Tax Law. Televisa received authorization from Mexican tax authorities to include Innova's results in the consolidated tax return of Televisa and its consolidated subsidiaries for purposes of determining income tax and asset tax beginning January 1, 1997. The tax profits or losses obtained by Innova are consolidated with the tax profits or losses of Televisa up to 100% of Televisa's percentage ownership of Innova. Pursuant to the Tax Sharing Agreement, in no event shall Innova be required to remit to Televisa an amount in respect of its federal income and assets taxes that is in excess of the product of (x) the amount that Innova would be required to pay on an individual basis, as if Innova had filed a separate tax return, and
(y) with respect to asset and income taxes, Televisa's direct or indirect percentage ownership of Innova's social parts.

ITEM 8. FINANCIAL INFORMATION

      See "Item 18 -- Financial Statements" and pages F-1 through F-44, which are incorporated herein by reference.

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

ITEM 10. ADDITIONAL INFORMATION

                                     BYLAWS

      Set forth below is a brief summary of some significant provisions of our bylaws and of Mexican law. This description does not purport to be complete, and is qualified by reference in its entirety to our bylaws, which have been filed as an exhibit to this annual report.

PURPOSE

      We are registered with the Public Registry of Commerce in Mexico City under the commercial File (folio mercantile) No. 213223. Our corporate purposes are enumerated in Article second of our bylaws. These include the installation, operation and commercial exploitation of public telecommunications networks that provide any type of public services, among them DTH television services. Our corporate purposes also include general corporate actions such as investing in other companies, acquiring securities, issuing bonds, contracting loans, leasing or acquiring property, representing other entities as an agent, providing or receiving technical services, producing works that may be subject to intellectual property right protection, acquiring and granting permits and concessions and executing agreements and contracts.

EQUITY AND VOTING RIGHTS

      Our equity consists of three series of partes sociales or social parts:
Series A (consisting of sub-series A-1 and A-2), Series B (consisting of sub-series B-1 and B-2) and Series C. Only Mexican investors may acquire the Series A Social Parts, whereas Mexican and foreign investors may acquire the Series B Social Parts. The Series C Social Parts may only be acquired by Mexican individuals or by Mexican companies whose social parts is majority owned by Mexicans, provided that such Mexican companies shall not be controlled by a foreign entity. The Series A must always represent at least the percentage of full voting capital required to be held by Mexican investors under Mexican law. Each social part must represent Ps. 100.00 of capital or a multiple thereof. Each member or social part holder is entitled to one vote per Ps. 100.00 of capital represented by its social part. However, each Series C Social Part may only be voted at a meeting of members with respect to the following extraordinary matters: (i) the extension of the term of our Company; (ii) our early dissolution; (iii) a change in our corporate purpose; (iv) a change in our nationality; (v) the transformation of our corporate form; or (vi) our merger with another entity. Our owners are identified as social part holders in our bylaws, which are publicly filed in Mexico.

      In accordance with the authorization of the Secretary of Economy, dated as of November 30, 2001, we may issue Series N quotas representing up to 80% of our social, Series N quotas are considered a neutral investment for purposes of the Foreign Investment Law. Series N bidders have various economic rights combined with the right to vote at social part holders' meetings only with regard to the following matters:

            -     to extend our corporate existence;

            -     to dissolve our company;

            -     to change our corporate purposes or nationality; and

            -     to approve any transformation or merger involving us.

      Afterwards, on July 30, 2002, our social part holders resolved to modify the Article Sixth of the corporate by-laws of the company (Capital, Series and Classes), adding the Series N, integrated by special quotas that may be issued and considered as neutral investment for purposes of the Foreign Investment Law. As of today no Series N Social Parts have been issued.

      Generally, a vote of the majority of the social parts is sufficient to adopt a resolution of our company's equity holders. However, the approval of both the Sub-series A-1 and Sub-series B-1 social part holders is required:

            -     to approve the audited financial statements;

            -     to declare and pay dividends;

            - to name and remove Directors from the Board of Directors and establish, appoint, remove or dissolve the Executive Committee;

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

            -     to dissolve our company;

            -     to appoint liquidators;

            -     to issue bonds; and

            - to approve any transformation, merger or spin-off involving us.

      The majority of the social part holders are entitled to determine how earnings may be distributed, after legal reserves and capital reserves are established. Any surplus left over after liquidation shall be distributed among our members in proportion to their capital interest. Any changes in capital and the admission of new members must be approved by both the Sub-series A-1 and Sub-series B-1 social part holders. Each member is entitled to subscribe for any increase in capital in the same proportion as their percentage ownership interest prior to the capital call.

      The rights of social part holders as defined in our bylaws may not be changed without the approval of both the Sub-series A-1 and Sub-series B-1 members. Additionally, an equity owner may not transfer its equity stake without the consent of the Sub-series A-1 and Sub-series B-1 members. For additional information on regulatory matters that could affect the rights of social part holders, see "Item 4 -- Information on the Company -- Business Overview -- Mexican Regulation of DTH Services."

MEETINGS

      Our members must meet at least once a year within four months of the close of the fiscal year. Other meetings may be held at any time. Meetings are convened after a notice has been issued by any of our Directors pursuant to the provisions of Mexico's General Law of Commercial Corporations. At least 15 days' notice is required, unless waived by all members.

BOARD OF DIRECTORS

      The holders of Sub-series A-1 social parts are entitled to appoint six members of the Board of Directors, the holders of Sub-series B-1 social parts are entitled to appoint four members of the Board of Directors and the holders of Sub-series A-1 and B-1 social parts are entitled to appoint one member of the Board of Directors who shall be an independent member pursuant to our bylaws. Directors serve until they are replaced; our directors do not stand for re-election in staggered terms. Pursuant to our bylaws, a majority vote of our Board of Directors is generally sufficient for our Board of Directors to act. However, the approval of a majority, including at least two directors selected by the holders of Sub-series A-1 social parts and two directors selected by the holders of Sub-series B-1 social parts, is currently required in order to authorize a number of significant actions, including the following, subject to some exceptions:

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

            - the commencement or settlement of any suit, action or proceeding involving amounts in excess of U.S.$1 million;

            - the appointment or dismissal of Innova's auditors or the adoption or modification of any material accounting or tax principle or practice;

            - settling or contesting of proposed tax audit adjustments involving amounts in excess of U.S.$100,000;

            - the approval of the location of our principal offices and our subsidiaries;

            - the entering into agreements or transactions between the company and the holders of its social parts;

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

            -     the filing of a voluntary petition in bankruptcy; and

            - the entering into of consulting agreements which are not on arms' length terms, have a term in excess of two years or provide for payments in excess of U.S.$500,000.

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

                               MATERIAL CONTRACTS

      Our agreements with related parties are described in "Item 7 -- Major Shareholders and Related Party Transactions -- Related Party Transactions."

SATELLITE TRANSPONDER SERVICES AGREEMENTS

      We currently receive satellite signal reception and retransmission services from 12 Ku-band transponders on the PAS-9 satellite. We entered an agreement with PanAmSat on February 8, 1999 for signal reception and retransmission services from PAS-9. PAS-9 was launched on July 28, 2000 and became operational on September 8, 2000. The term of the PAS-9 agreement ends on the earlier of (a) September 2015 and (b) the date PAS-9 is taken out of service. We must pay a monthly service fee of U.S.$1.7 million for service from all 12 transponders. We received a credit against the first U.S.$11.7 million of service fees otherwise payable under the PAS-9 agreement. Televisa, News Corporation and Liberty Media have historically guaranteed Innova's payments to PanAmSat in proportion to their respective beneficial interests in Innova. Recently, Televisa and PanAmSat agreed to reduce Televisa's proportionate share of the guarantee from 60% to 51% until the full exercise of the options to News Corporation granted to Innova and Innova Holdings, at which point Televisa's guarantee will be adjusted to cover a percentage of the transponder lease obligations equal to its percentage ownership of us at that time. News Corporation's proportionate share of the guarantee was increased from 30% to 49% and Liberty Media was released of its guarantee. PAS-9 was manufactured by DIRECTV (formerly Hughes Electronics Corporation) and its useful life is estimated to be approximately 15 years. We do not expect the sale of DIRECTV's interests in PanAmSat to KKR to have a material effect on our operations or use of the PAS-9 satellite under our current agreement. See "Item 3 -- Risk Factors -- Risk Factors Related to Our Business -- We Have Significant Transactions with Our Owners, Who Are Involved in Related Businesses, Which Creates the Potential for Conflicts of Interest." Our service on PAS-9 is not subject to pre-emption, except in limited instances with respect to spare transponder capacity. We have migrated our subscribers to PAS-9 for service by re-pointing their antennas to this satellite. For more information about our satellite operations, see "Item 4 -- Information on the Company -- Business Overview -- Operations -- Satellites."

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

      We challenged some of the provisions of Mexico's Asset Tax Law that prohibited us from deducting loans from non-Mexican sources from our asset tax basis. In order to avoid penalties and interest payments in the event we lost the appeal, we paid approximately Ps. 43.2 million of tax on assets for the year ended December 31, 2001 in March of 2002; approximately Ps. 45.2 million in the aggregate for the year ended December 31, 2002; and approximately Ps. 7.5 million for the months of January and February of 2003. All of these payments were made in constant pesos in purchasing power as of the date they were paid. On March 19, 2003, the court ruled in our favor. Due to the favorable ruling, we were able to deduct debts payable to nonresidents from the asset tax basis. In July 2003, we recovered a total amount of Ps. 102.9 million, inclusive of interest and inflation, due to such reimbursements. As of January 1st, 2005 the Asset Tax Law allows the subtraction from taxable assets, of debt contracted with entities that are part of the financial system as well as debts contracted with nonresident entities.

      At the end of December 2001, the Mexican Congress passed a series of tax reforms. As a result of these tax reforms, subject to some exceptions, revenues from our pay television services were subject to a 10% excise tax. In February 2002, Cablevision, Innova, Skytel and a number of other companies in the telecommunications and pay television industries filed declaratory judgments, or amparos, challenging the constitutionality of this excise tax. Nonetheless, we implemented rate increases on January 1, 2002 and took other actions, including layoffs and reduction of capital expenditures and expenses, in an effort to mitigate, in part, the impact of this tax on our results of operations and financial condition. We obtained a favorable ruling in this proceeding regarding our 2002 liability for this tax and we continue proceedings to recover the approximately U.S.$18.0 million paid for this excise tax during 2002, however we cannot assure you that we will be able to recover any portion of the amounts paid for this excise tax during 2002.

      In December 2002 the Congress again acted to make this special tax effective during fiscal year 2003, by adding or modifying some provisions included in the original text of the law. In response, we filed a new amparo proceeding challenging the constitutionality of the tax. We obtained a favorable ruling in this proceeding; however, we were not able to obtain a final favorable judgment, therefore, we will not be able to recover the approximately U.S.$16.0 million paid for this excise tax during 2003. The 10% excise tax on telecommunications was definitively eliminated as of January 2004. From this date and going forward we do not have to pay this excise tax; therefore, we are able to lower our overall tax exposure and retain a higher proportion of our revenues, without any modification in prices to our subscribers. See "Item 4 -- Information on the Company -- Business Overview -- Mexican Regulation of DTH Services -- Telecommunications Tax."

      On October 18, 2004, Darlene Investments, LLC, or Darlene, a minority owner of DTVLA, filed an action in the Circuit Court of the 11th Judicial District in and for Miami-Dade County, Florida against DTVLA, DIRECTV, DIRECTV International, Inc., DIRECTV Latin America Holdings, Inc. (together, the "DIRECTV Defendants"); News Corp. Ltd.; Televisa; Globopar; MCOP; and us. The complaint seeks an injunction based on allegations that the DIRECTV Defendants breached fiduciary and contractual duties to Darlene by entering into transactions with MCOP, Sky Brasil Servicos Ltda. and us in respect of their respective direct-to-home satellite services and that the remaining defendants aided and abetted the DIRECTV Defendant's alleged breaches of their contractual and fiduciary duties. The complaint also asserts claims for monetary damages against the DIRECTV Defendants and News Corp. based on fraud and tortious interference with contract. The action was removed to federal court by the DIRECTV Defendants. Darlene has moved to remand the case to state court; the DIRECTV Defendants have, in addition to opposing Darlene's motion, moved to stay the action pending arbitration on the grounds that disputes between the DIRECTV Defendants and Darlene are subject to arbitration under the relevant contracts. Darlene has recently purported to serve Televisa and us with the complaint by registered mail, although neither Televisa nor we concede such service is proper. We believe Darlene's claims against Televisa and us are without merit and intend to vigorously defend against these claims.

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

      This summary is based on the federal tax laws of the United States and Mexico as in effect on the date of this Annual Report, as well as regulations, rulings and decisions of the United States and rules and regulations of Mexico available on or before such date and now in effect. All of the foregoing are subject to change, possibly with retroactive effect, which could affect the continued validity of this summary.

      This summary is for general information only and does not constitute, and should not be considered as, legal or tax advice to beneficial owners of the senior notes. Tax consequences of each individual beneficial owner of the senior notes will depend upon the particular facts and circumstances of each such beneficial owner. Accordingly, each person should consult with his or her own professional advisor with respect to the tax consequences of his or her ownership and disposition of the senior notes.

UNITED STATES/MEXICO TAX TREATY

      A convention for the Avoidance of Double Taxation between Mexico and the United States and protocols to that convention, collectively referred to herein as the Tax Treaty, are in effect. However, as discussed below under " -- Mexican Taxation," as of the date of this Annual Report, the Tax Treaty is not generally expected to have any material effect on the Mexican income tax consequences described in this Annual Report. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

      Mexico has also entered into and is negotiating several other, tax treaties with various countries that also, as of the date of this Annual Report, are not generally expected to have any material effect on the Mexican income tax consequences described in this Annual Report.

UNITED STATES FEDERAL INCOME TAXATION

      This summary of the principal U.S. federal income tax consequences of the ownership and disposition of the senior notes is limited to beneficial owners of senior notes that:

            -     are U.S. holders (as defined below); and

            -     hold the senior as capital assets.

      As used herein, a "U.S. holder" means a beneficial owner of senior notes that is, for U.S. federal income tax purposes:

            -     a citizen or individual resident of the United States;

            - a corporation (or entity treated as a corporation for such purposes) created or organized in or under the laws of the United States, or any State thereof or the District of Columbia;

            - an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source; or

            - a trust, if either (x) it is subject to the primary supervision of a court within the United States and one or more "United States persons" has the authority to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable treasury regulations to be treated as a "United States person";

      but excludes persons subject to special provisions of U.S. federal income tax law, such as:

            - entities that are tax-exempt for U.S. federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts;

            - pass-through entities (including partnerships and entities and arrangements classified as partnerships for U.S. federal income tax purposes) and beneficial owners of pass-through entities;

            -     certain U.S. expatriates;

            -     persons that are subject to the alternative minimum tax;

            - financial institutions, insurance companies, and dealers or traders in securities or currencies;

            - persons having a "functional currency" other than the U.S. Dollar; and

            - persons that hold the senior notes as part of a constructive sale, wash sale, conversion transaction or other integrated transaction or a straddle, hedge or synthetic security.

      If a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds the senior notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership, and partnerships holding the senior notes should consult their own tax advisors regarding the U.S. federal income tax consequences of owning and disposing of the senior notes.

      Further, the discussion below does not address the effect of any U.S. state or local tax law on a beneficial owner of the senior notes. This discussion assumes that each beneficial owner of the senior notes will comply with the certification procedures described below as may be necessary to obtain a reduced rate of withholding under Mexican law. Each beneficial owner of a senior note should consult a tax advisor as to the particular tax consequences to such beneficial owner of the ownership and disposition of the senior note, including the applicability and effect of any state, local or foreign tax laws.

      Interest and Additional Amounts

      Interest on the senior notes and additional amounts paid in respect of Mexican withholding taxes imposed on interest payments on the senior notes, or Additional Amounts, will be taxable to a U.S. holder as ordinary interest income at the time they are paid or accrued in accordance with the U.S. holder's usual method of accounting for U.S. federal income tax purposes . The amount of income taxable to a U.S. holder will include the amount of all Mexican taxes we withhold (as described below under " -- Mexican Taxation") from these payments made on the senior notes. Thus, a U.S. holder will be required to report income in an amount that is greater than the amount of cash it receives from these payments on its senior note.

      However, a U.S. holder may, subject to certain limitations, be eligible to claim the Mexican taxes withheld as a credit or deduction for purposes of computing its U.S. federal income tax liability, even though the payment of these taxes will be remitted by us. Interest and Additional Amounts paid on the senior notes will constitute income from sources without the United States for foreign tax credit purposes. For taxable years beginning on or before December 31, 2006, such income generally will constitute "high withholding tax interest" for foreign tax credit purposes, unless the Mexican withholding tax rate applicable to the U.S. holder is less than 5% (such as during any period in which the 4.9% Mexican withholding tax rate, as discussed in " -- Mexican Taxation," applies), in which case such income generally will constitute "passive income" or, in the case of certain U.S. holders, "financial services income." For taxable years beginning after December 31, 2006, such income generally will constitute "passive category income" or, in the case of certain U.S. holders, "general category income," for foreign tax credit purposes. The rules relating to the calculation and timing of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend upon a U.S. holder's particular circumstances. In addition, foreign tax credits generally will not be allowed for Mexican taxes withheld from interest on certain short-term or hedge positions in the senior notes. U.S. holders should consult with their own tax advisors with regard to the availability of a credit or deduction in respect of foreign taxes and, in particular, the application of the foreign tax credit rules to their particular situations.

      Market Discount and Bond Premium

      If a U.S. holder purchases a senior note at a price that is less than its principal amount, the excess of the principal amount over the U.S. holder's purchase price will be treated as "market discount." However, such market discount will be considered to be zero if it is less than 1/4 of 1% of the principal amount multiplied by the number of complete years to maturity from the date the U.S. holder purchased the senior note.

      Under the market discount rules of the U.S. Internal Revenue Code, a U.S. holder generally will be required to treat any partial principal payment on, and any gain realized on the sale, exchange, retirement or other disposition of, a senior note as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in income during the period the U.S. holder held such senior note. In addition, the U.S. holder may be required to defer, until the maturity of the senior note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such senior note. In general, market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the senior note, unless the U.S. holder makes an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. A U.S. holder of a senior note may elect to include market discount in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the senior note and upon the receipt of certain payments and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service. Such currently included market discount will increase the U.S. holder's tax basis in the senior note and generally is treated as ordinary interest income for U.S. federal income tax purposes.

      A U.S. holder that purchases a senior note for an amount in excess of the amount payable at maturity of the senior note will be considered to purchase the senior note with "bond premium" equal to the excess of the U.S. holder's purchase price over the amount payable at maturity (or on an earlier call date if it results in a smaller amortizable bond premium). It may be possible for a U.S. holder of a senior note to elect to amortize such premium using a constant yield method over the remaining term of the senior note (or until an earlier call date, as applicable). The amortized amount of the premium for a taxable year generally will be treated first as a reduction of interest on the senior note included in such taxable year to the extent thereof, then as a deduction allowed in that taxable year to the extent of the U.S. holder's prior interest inclusions on the senior note, and finally as a carryforward allowable against the U.S. holder's future interest inclusions on the senior note. Such election, once made, is irrevocable without the consent of the Internal Revenue Service and applies to all taxable bonds held during the taxable year for which the election is made or subsequently acquired. U.S. holders should consult their own tax advisors concerning the computation and amortization of any bond premium on the senior notes. A U.S. holder which does not make this election will be required to include in gross income the full amount of interest on the senior note in accordance with its regular method of tax accounting, and will include the premium in its tax basis for the senior note for purposes of computing the amount of its gain or loss recognized on the sale, exchange or retirement of the senior note.

      A U.S. holder may elect to include in gross income under a constant yield method all amounts that accrue on a senior note that are treated as interest for tax purposes (i.e., stated interest, market discount and de minimis market discount, as adjusted by any amortizable bond premium). U.S. holders should consult their tax advisors as to the desirability, mechanics and collateral consequences of making this election.

      Dispositions

      Unless a non-recognition provision of the U.S. Internal Revenue Code applies, upon the sale, exchange, redemption, retirement or other taxable disposition of a senior note, a U.S. holder will recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on such sale, exchange, redemption, retirement or other taxable disposition of the senior note (other than amounts attributable to accrued interest, which will be taxable as described above) and such U.S. holder's adjusted tax basis in the senior note. A U.S. holder's adjusted tax basis in a senior note will generally equal the cost of such note, increased by the amount of any market discount previously included in the U.S. holder's gross income, and reduced by the amount of any amortizable bond premium applied to reduce, or allowed as a deduction against, interest on the new note. Gain or loss recognized by a U.S. holder on the sale, exchange, redemption, retirement or other taxable disposition of a senior note generally will be a capital gain or loss, except with respect to accrued market discount not previously included in income, which will be taxable as ordinary income.

      The gain or loss recognized by a U.S. holder will be a long-term capital gain or loss if the senior note has been held for more than one year at the time of the disposition. Any gain recognized by a non-corporate U.S. holder on the sale, exchange, redemption, retirement or other disposition of a note generally will be subject to a maximum tax rate of 15%, which maximum tax rate will increase under current law to 20% for dispositions occurring during taxable years beginning on or after January 1, 2009. The deductibility of capital losses is subject to limitations. Capital gain or loss recognized by a U.S. holder generally will be U.S. source gain or loss. U.S. holders should consult their own tax advisors as to the foreign tax credit implications of a disposition of the new notes.

      Backup Withholding

      In general, "backup withholding" at a rate of 28% (which rate will increase under current law to 31% for taxable years beginning on or after January 1, 2011) may apply to payments of principal and interest made on a senior note, and to the proceeds of a disposition of a senior note before maturity within the United States, that are made to a non-corporate beneficial owner if such beneficial owner fails to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against a beneficial owner's U.S. federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

      Non-U.S. Holders

      For purposes of the following discussion a "non-U.S. holder" means a beneficial owner of the senior notes that is not, for U.S. federal income tax purposes, a U.S. holder or a partnership (or an entity or arrangement classified as a partnership for such purposes). A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on:

            - interest and Additional Amounts received in respect of the senior notes, unless such payments are effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States, or gain realized on the sale, exchange, redemption or retirement of the senior notes, unless: (i) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or (ii) in the case of a gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

MEXICAN TAXATION

      The following is a general summary of the principal consequences, under Mexican Income Tax Law, or the Law, and rules as currently in effect, and under the Tax Treaty, of the ownership and disposition of the senior notes by a foreign holder. As used in this summary, "foreign holder" means a beneficial owner of the senior notes that:

            -     is not a resident of Mexico for tax purposes;

            - does not hold the senior notes or a beneficial interest in the senior notes in connection with the conduct of a trade or business through a permanent establishment in Mexico; and

            - is not (a) a holder of more than 10% of our voting stock, directly or indirectly, jointly with persons related to us or individually, or (b) a corporation or other entity, more than 20% of whose stock is owned, directly or indirectly, jointly by persons related to us or individually; that in the case of either (a) or (b), is the effective beneficiary, directly or indirectly, jointly with persons related to us or individually, of more than 5% of the aggregate amount of any interest payment on the senior notes. For these purposes, persons will be related if:

                        - one person holds an interest in the business of the other person;

                        -     both persons have common interest; or

                        - a third party has an interest in the business or assets of both persons.

      For purposes of Mexican taxation:

            - an individual is treated as a resident of Mexico if the individual has established his home in Mexico. When an individual, in addition to his home in Mexico, has a home in another country, the individual will be a resident of Mexico if his center of vital interests is located in Mexico. This will be deemed to occur if, among others, either (i) more than 50% of the total income obtained by the individual in the calendar year is Mexican source; or (ii) when the individual's center of professional activities is located in Mexico. Unless otherwise proven, a Mexican national is considered a Mexican resident;

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

      Interest and Principal

      Under the Law, payments of interest (including amounts paid by Innova in excess of the issue price of the senior notes which, under the Law, are deemed to be interest) made by Innova in respect of the senior notes to a Foreign Holder will be subject to a Mexican withholding tax assessed at a rate of 4.9% since Innova has satisfied, and expects to continue to satisfy, all of the following requirements:

            - the senior notes were placed outside of Mexico through banks or brokerage houses, in a country with which Mexico has entered into a treaty for the avoidance of double taxation and such treaty is in effect;

            - the senior notes are registered in the Special Section of the Mexican National Registry of Securities, and copies of such registration were provided to the Mexican Ministry of Finance and Public Credit;

            - Innova timely filed with the Mexican Ministry of Finance and Public Credit, certain information relating to the original issuance of the senior notes and the related prospectus; and

            - Innova timely files with the Mexican Ministry of Finance and Public Credit, on a quarterly basis, information representing that no parties related to Innova are, directly or indirectly, individually or jointly, the effective beneficiaries of more than 5% of the aggregate amount of each interest payment, and Innova maintains records that evidence compliance with this requirement.

      In the event that any of the foregoing requirements are not met, under the law, payments of interest on senior notes made by us to a foreign holder will be subject to Mexican tax assessed at a rate of 10%.

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

      Foreign holders residing in the United States should nonetheless be aware that under the Tax Treaty, the Mexican withholding tax rate applicable to interest payments made to U.S. holders which are eligible for benefits under the Tax Treaty will be limited to either:

            -     15% generally; or

            - 4.9% in the event that the senior notes are considered to be "regularly and substantially traded on a recognized securities market".

      Other Foreign Holders should consult tax advisors regarding whether they reside in a country that has entered into a treaty for avoidance of double taxation with Mexico which is effective, and, if so, the conditions and requirements for obtaining benefits under such treaty. The Mexican income tax law provides that in order for a Foreign Holder to be entitled to the benefits under a treaty entered into by Mexico, it is necessary for the Foreign Holder to meet the procedural requirements established in the law.

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

      Under the Law, payments of interest made by Innova with respect to the senior notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that the fund:

            - is duly organized pursuant to the laws of its country of origin;

            -     is the effective beneficiary of each interest payment;

            - is exempt from income in that country on such interest payment, and

            - is registered with the Mexican Ministry of Finance and Public Credit for that purpose.

      Innova has agreed, subject to certain exceptions and limitations, to pay Additional Amounts in respect of the above-mentioned Mexican withholding taxes to Foreign Holders.

      Under the Law and applicable rules, a Foreign Holder will not be subject to any Mexican withholding or similar taxes on payments of principal on the senior notes made by Innova (except for payments of principal in excess of the issue price of the senior notes, which under the Mexican Income Tax Law are deemed to be interest subject to the Mexican withholding taxes described above).

      Dispositions

      As of January 1, 2005 gains resulting from the sale of senior notes by a Foreign Holder to a Mexican resident will be treated as interest and therefore will be subject to Mexican withholding tax rules discussed above.

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

      We furnish the Bank of New York, as the trustee for our 9.375% senior notes, with annual reports in English. These reports contain audited consolidated financial statements that have been prepared in accordance with Mexican GAAP and reconciled as to net income and equity owners' deficit to U.S. GAAP. These reports have been examined and reported on, with an opinion expressed by, an independent auditor. The trustee is required to mail our annual reports to all holders of record of our senior notes. The indenture for the senior notes also requires us to furnish the depositary with English translations of all other reports and communications that we send to holders of our senior notes. The trustee is required to mail these notices, reports and communications to holders of record of our senior notes. We also furnish the Luxembourg Stock Exchange with a copy of our annual report as required by their rules.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      Market risk is the exposure to an adverse change in the value of financial instruments caused by interest rate changes, foreign currency fluctuations and changes in the market value of investments. See "Item 3 -- Key Information -- Forward-Looking Statements." The following information includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ from those presented. Unless otherwise indicated, all information below is presented on a Mexican GAAP basis in constant Pesos in purchasing power as of December 31, 2004.

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

      We have substantial indebtedness and operating costs denominated in U.S. Dollars. As of December 31, 2004 and 2003, we had approximately U.S.$524.0 million and U.S.$574.0 million of liabilities denominated in U.S. Dollars, respectively. Each percentile point devaluation of the Peso against the U.S. Dollar would increase our current costs in Pesos by an amount equivalent to approximately Ps. 12.7 million. Also, under this scenario, the exchange loss in Pesos for our total U.S. Dollar-denominated indebtedness would amount to approximately Ps. 58.4 million and Ps. 67.8 million for the years ended December 31, 2004 and 2003, respectively. It would be unlikely that we would be able to fully recover the negative impact in the costs and expenses by increasing prices for our services when a devaluation of the Peso exceeds the annual rate of inflation. Based on this, we have been reducing our foreign exchange exposure through derivative instruments and refinancing debt, as well as negotiating our commercial obligations in Pesos whenever possible. Our exposure to changes in exchange rates for currencies other than the U.S. Dollar is not material.

INTEREST RATE RISK

      We currently believe that any increase in interest rates in international money markets is not likely to have a direct adverse impact on our financial results or cash flows because our total debt, including the senior notes (U.S. Dollar-denominated) and the bank loan (Peso-denominated) bears fixed rates of interest. Our results and cash flow could be affected if additional financing is required in the future, if interest rates are high in relation to current market conditions. As of December 31, 2004 and 2003, we were not a party to any interest rate risk management transactions. We will evaluate from time to time specific actions to cover our exposure to interest rate risk on commercially acceptable terms.

CURRENCY HEDGING

      During 2005, we have been and expect to continue entering into several derivative transactions (forwards) in order to reduce our U.S. Dollar foreign exchange exposure by taking advantage of market windows and increasing our U.S. Dollar cash position.

      On February 13, 2004, we entered into two separate derivative transactions denominated "cross coupon swap" agreements to hedge a portion of our U.S. Dollar foreign exchange exposure resulting from the issuance of our U.S.$300.0 million 9.375% senior notes that mature in 2013. Under the transactions, we receive semiannual payments calculated based on an aggregate notional amount of U.S.$300.0 million at an annual rate of 9.375%, and we make monthly payments calculated based on an aggregate notional amount of Ps. 3,282.2 million at an annual rate of 10.25%. The transactions, both of which terminate in September 2008, will reduce our foreign exchange exposure on 10 interest coupon payments on the senior notes we issued in September 2003.

      Additionally, during the fourth quarter of 2004, we entered into several forward contracts to obtain a certainty on the foreign exchange rate of the peso vs. U.S. dollar, reducing the risk when our obligations in U.S. dollars become payable. We used those forwards to redeem our U.S.$88.0 million in principal amount outstanding under our 12 7/8% senior notes due 2007, which were paid in January 7, 2005, and to fund normal operations. We believe these transactions considerably reduce our foreign exchange exposure at a reasonable cost.

      In 2003 and 2002, we did not engage in any hedging or other transactions to manage the risks associated with foreign currency or interest rate fluctuations.

      We may continue to enter into transactions to hedge the risk of exchange rate fluctuations in the future if we are able to obtain hedging arrangements on commercially satisfactory terms.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

      (a) As of the end of the period covered by this Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic filings under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      The aggregate fees billed by PricewaterhouseCoopers S.C. (PwC), our independent auditor, for professional services in 2004 and 2003 were as follows:

                        (In thousands of Pesos)
                         2004            2003
                     ------------     -----------
Audit Fees           Ps.  3,508.9     Ps. 6,792.0
Audit-Related Fees              -           189.3
Tax Fees                    917.9           598.7
All Other Fees                  -               -
                          -------         -------
TOTAL                Ps.  4,426.8     Ps. 7,580.0

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

ITEM 18. FINANCIAL STATEMENTS

      See pages F-1 through F-44, which are incorporated by reference herein.

ITEM 19. EXHIBITS

      Documents filed as exhibits to this annual report appear on the Exhibit Index beginning on the following page.

      All financial statement schedules relating to us are omitted, either because they are not required or because the required information, if material, is contained in the audited year-end financial statement or the notes thereto.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                         DESCRIPTION OF EXHIBIT
-------                        ----------------------
1.1         English translation of the Amended and Restated Bylaws (Estatutos
            Sociales) of Innova, dated as of October 8, 2004. (14)

2.1         Indenture relating to the 9.375% Senior Notes due 2013, among
            Innova, as Issuer, The Bank of New York, as Trustee, and The Bank of
            New York (Luxembourg), as the Luxembourg Paying Agent and Transfer
            Agent, as amended or supplemented from time to time. (12)

2.2         Form of 9.375% Senior Exchange Note. (13)

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

4.4 Agreement by and among Telecomunicaciones de Mexico and Corporacion de Radio y Television Norte de Mexico, dated October 1, 1996. (2)

4.5         Agreement between Telecomunicaciones de Mexico and Corporacion
            Medcom, dated November 1, 1996. (2)

4.6         Amended and Restated Social Part Holders Agreement among Innova,
            Televisa, News Corporation, and Liberty Media, dated October 8,
            2004. (14)

4.7         Tax-Sharing Agreement, effective as of March 6, 1997, between
            Televisa and Innova. (2)

4.8         Trademark License Agreement between News America Publishing
            Incorporated and Innova, dated March 6, 1997. (2)

4.9         Agreement among Telecomunicaciones de Mexico and Corporacion de
            Radio y Television Norte de Mexico, dated September 9, 1997 (No.
            TVDP-1191/97). (6)

4.10        Agreement among Telecomunicaciones de Mexico and Corporacion de
            Radio y Television Norte de Mexico, dated September 9, 1997 (No.
            TVDP-007/96). (6)

4.11 Transponder Service Agreement among PanAmSat International Systems and Corporacion de Radio y Television del Norte, dated February 8,
            1999. (5)

4.12        Agreement among Innova, Televisa, Galavision, DTH, News America,
            Inc., News DTH (Mexico) Investment Ltd., and TCI DTH Mexico, dated
            December 3, 1998. (7)

4.13 Amendment Letter to the Interim Agreement dated December 3, 1998 among Innova, Televisa, Galavision, DTH, News America, Inc., News
            DTH (Mexico) Investment Ltd., and TCI DTH Mexico, dated as of
            December 22, 1998. (8)

4.14        Second Amendment Letter to the Interim Agreement dated December 3,
            1998 among Innova, Televisa, Galavision, DTH, News America, Inc.,
            News DTH (Mexico) Investment Ltd., and TCI DTH Mexico, dated May 8,
            2000. (8)

EXHIBIT
NUMBER                         DESCRIPTION OF EXHIBIT
-------                        ----------------------
4.15        Amendment to the System Implementation and License Agreement between
            Innova and NDS, dated February 29, 2000 (the "NDS SILA
            Amendment").(9)

4.16        DTH Concession granted to Corporacion de Radio y Television del
            Norte de Mexico by the Mexican Secretary of Communications and Transport, dated November 27, 2000, along with an English language translation of the agreement. (9)

4.17        Advertising Agreement, dated October 31, 2001, between Televimex and
            Novavision, along with an English language summary. (10)

4.18 Advertising Agreement, dated November 15, 2001, between Televimex and Novavision, along with an English language summary. (10)

4.19        Credit Agreement, dated as of July 22, 2002, among Innova, as
            Borrower, and Televisa, Sky DTH, News America Incorporated and
            Liberty Mexico DTH, as Lenders, News DTH (Mexico) Investment
            Limited, as partner at Borrower, and Novavision, as Issuer. (11)

4.20        Technical Services Agreement, dated as of January 1, 1998, between
            DTH TechCo Partners and Novavision. (11)

4.21        Contribution Agreement among Innova, Novavision, Televisa, Sky DTH,
            News Corporation, News America Incorporated, News (Mexico)
            Investment DTH Limited, and Liberty Mexico DTH, dated as of
            September 3, 2003. (12)

4.22 Brazil Business Combination Agreement, dated as October 8, 2004, by and among Globo Comunicacoes e Participacoes S.A., The News
            Corporation Limited, The DIRECTV Group, Inc., DIRECTV Latin America,
            LLC and GLA Brasil Ltda. [Previously filed with the Securities and
            Exchange Commission on October 15, 2004 as Exhibit 10.1 to The
            DIRECTV Group, Inc.'s Current Report on Form 8-K (File No.
            000-26035).]

4.23 Participation Agreement, dated as of October 8, 2004, by and among Globo Comunicacoes e Participacoes S.A., The News Corporation
            Limited and The DIRECTV Group, Inc. [Previously filed with the
            Securities and Exchange Commission on October 15, 2004 as Exhibit
            10.2 to The DIRECTV Group, Inc.'s Current Report on Form 8-K (File
            No. 000-26035).]

4.24 Latin America Purchase Agreement, dated as of October 8, 2004, by and between The News Corporation Limited and The DIRECTV Group, Inc.
            [Previously filed with the Securities and Exchange Commission on October 15, 2004 as Exhibit 10.3 to The DIRECTV Group, Inc.'s
            Current Report on Form 8-K (File No. 000-26035).]

4.25 Latin America Purchase Agreement, dated as of October 8, 2004, by and between Liberty Media International, Inc. and The DIRECTV Group,
            Inc. [Previously filed with the Securities and Exchange Commission on October 15, 2004 as Exhibit 10.4 to The DIRECTV Group, Inc.'s
            Current Report on Form 8-K (File No. 000-26035).]

4.26 Purchase and Sale Agreement, dated as of October 8, 2004, by and between Grupo Galaxy Mexicana S. de R.L. de C.V. and Corporacion
            Novavision, S. de R.L. de C.V. [Previously filed with the Securities and Exchange Commission on October 15, 2004 as Exhibit 10.5 to The
            DIRECTV Group, Inc.'s Current Report on Form 8-K (File No.
            000-26035).]

EXHIBIT
NUMBER                         DESCRIPTION OF EXHIBIT
-------                        ----------------------
4.27        Option Agreement Letter, dated as of October 8, 2004, among Innova,
            S. de R.L. de C.V., Innova Holdings, S. de R.L. de C.V., Novavision,
            S. de R.L. de C.V., Grupo Televisa, S.A., The News Corporation
            Limited, The DIRECTV Group, Inc. and DIRECTV Latin America, LLC.
            [Previously filed with the Securities and Exchange Commission on
            October 15, 2004 as Exhibit 10.6 to The DIRECTV Group, Inc.'s
            Current Report on Form 8-K (File No. 000-26035).]

4.28        Post-Migration Payment Letter Agreement, dated as of October 8,
            2004, by and between Grupo Galaxy Mexicana S. de R.L. de C.V. and
            Corporacion Novavision, S. de R.L. de C.V. [Previously filed with the Securities and Exchange Commission on October 15, 2004 as
            Exhibit 10.7 to The DIRECTV Group, Inc.'s Current Report on Form 8-K
            (File No. 000-26035).]

4.29        DTH Agreement, dated as of October 8, 2004, by and among Grupo
            Televisa, S.A., The News Corporation Limited, Innova, S. de R.L. de
            C.V., The DIRECTV Group, Inc. and DIRECTV Latin America, LLC
            [Previously filed with the Securities and Exchange Commission on October 15, 2004 as Exhibit 10.8 to The DIRECTV Group, Inc.'s
            Current Report on Form 8-K (File No. 000-26035).]

4.30 Televisa Letter Agreement, dated as of October 8, 2004, by and between Grupo Televisa, S.A. and The DIRECTV Group, Inc. [Previously filed with the Securities and Exchange Commission on October 15, 2004 as Exhibit 10.9 to The DIRECTV Group, Inc.'s Current Report on
            Form 8-K (File No. 000-26035).]

4.31        Purchase and Sale Agreement (Multi-Country Platform), dated as of
            October 8, 2004, by and among Grupo Televisa, S.A. and The DIRECTV
            Group, Inc. [Previously filed with the Securities and Exchange
            Commission on October 15, 2004 as Exhibit 10.10 to The DIRECTV
            Group, Inc.'s Current Report on Form 8-K (File No. 000-26035).]

4.32 English translation of Loan Agreement, dated December 6, 2004, by and among, Innova, S. de R.L. de C.V., as Borrower, Grupo Televisa,
            S.A. and News Corporation, as Guarantors, and HSBC Mexico, S.A.,
            Institucion de Banca Multiple, Grupo Financiero HSBC, as Lender (14)

4.33        Guarantees, dated December 6, 2004, by Grupo Televisa, S.A. and News
            Corporation relating to Loan Agreement dated December 6, 2004, by and among, Innova, S. de R.L. de C.V., as Borrower, Grupo Televisa,
            S.A. and News Corporation, as Guarantors, and HSBC Mexico, S.A.,
            Institucion de Banca Multiple, Grupo Financiero HSBC, as Lender.
            (14)

4.34        Channel Licensing Agreement with Televisa - with regard to Channel
            2. (14)

4.35        Channel Licensing Agreement with Televisa - with regard to Channel
            4, 5 and 9. (14)

4.36        Option Agreement dated as of October 8, 2004, by and among Innova,
            S. de R.L. de C.V., Innova Holdings, S. de R.L. de C.V. and News
            Corporation. (14)

8.1         List of Subsidiaries of Innova (included as part of "Item 4 --
            Information on the Company -- Organizational Structure").

12.1        Certification of Alexandre Moreira Penna da Silva, Chief Executive
            Officer of Innova, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 13, 2005. (14)

12.2        Certification of Carlos Ferreiro Rivas, Chief Financial Officer of
            Innova, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 13, 2005. (14)

EXHIBIT
NUMBER                         DESCRIPTION OF EXHIBIT
-------                        ----------------------
13.1        Certification of Alexandre Moreira Penna da Silva, pursuant to
            Section 906 of the Sarbanes-Oxley Act of 2002, dated June 13,
            2005. (14)

13.2 Certification of Carlos Ferreiro Rivas, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 13, 2005. (14)

----------
(1) Previously filed with the Securities and Exchange Commission on May 3, 1996 as Exhibit 10.15 to PanAmSat Corporation's 10-Q (File No. 000-26712) for the quarterly period ended March 31, 1996.

(2) Previously filed with the Securities and Exchange Commission on August 22, 1997 as an Exhibit to Innova's Registration Statement on Form F-4 (File No. 333-7484).

(3)   (Blank)

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

(13) Previously filed with the Securities and Exchange Commission on February 11, 2004 as an Exhibit to the Company's Registration Statement on Form F-4/A (File No. 333-110997).

(14)  Filed herewith.

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                       INNOVA, S. DE R.L. DE C.V.
                                       (Registrant)

                                       By:  /s/ Alexandre Moreira Penna da Silva
                                       -----------------------------------------
                                       Name: Alexandre Moreira Penna da Silva
                                       Title: Chief Executive Officer

                                       By: /s/ Carlos Ferreiro Rivas
                                       -----------------------------------------
                                       Name: Carlos Ferreiro Rivas
                                       Title: Chief Financial Officer

Dated: June 13, 2005

                           FORM 20-F -- ITEMS 8 AND 18

                   INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                              Page
                                                                                              ----
Report of Independent Registered Public Accounting Firm....................................    F-2

Consolidated Balance Sheets as of December 31, 2004 and 2003...............................    F-3

Consolidated Statements of Income (Loss) for the years ended
      December 31, 2004, 2003 and 2002.....................................................    F-4

Consolidated Statements of Changes in Equity Owners' Deficit
      for the years ended December 31, 2004, 2003 and 2002.................................    F-5

Consolidated Statements of Changes in Financial Position for
      the years ended December 31, 2004, 2003 and 2002.....................................    F-6

Notes to the Consolidated Financial Statements.............................................    F-7

Schedules other than those listed above are omitted for the reason that they are not required or are not applicable, or the required information is shown in the respective financial statements or notes thereto.

                  INNOVA, S. DE R. L. DE C. V. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

                  INNOVA, S. DE R. L. DE C. V. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

                                      INDEX

Contents                                                               Page
--------                                                              -------
Report of Independent Registered Public Accounting Firm               1 and 2

Financial statements:

Consolidated balance sheets                                              3

Consolidated statements of income (loss)                                 4

Consolidated statements of changes in equity owner's deficit             5

Consolidated statements of changes in financial position                 6

 Notes to the consolidated financial statements                        7 to 44

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico, D. F., March 18, 2005

To the Equity Owner's of
Innova, S. de R. L. de C. V.:

We have audited the accompanying consolidated balance sheets of Innova, S. de R.
L. de C. V. and its subsidiaries (collectively the "Group") as of December 31, 2004 and 2003, and the related consolidated statements of income (loss), of changes in equity owners'deficit and of changes in financial position for each of the three years in the period ended December 31, 2004 all expressed in Mexican pesos. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Innova, S. de R. L. de C. V. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations, the changes in their equity owner's deficit and the changes in their financial position for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income (loss) for each of the three years in the period ended December 31, 2004, and the determination of consolidated equity owner's deficit at December 31, 2004 and 2003 to the extent summarized in Note 20 to the consolidated financial statements.

PricewaterhouseCoopers

By: /s/ Miguel Angel Olvera Ibbott
    ------------------------------
    Miguel Angel Olvera Ibbott

                  INNOVA, S. DE R. L. DE C. V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                   (Expressed in thousands of Mexican Pesos in
                    purchasing power as of December 31, 2004)

                                                                              December 31,
                                                                    -------------------------------
Assets                                                                   2004              2003
------                                                              -------------     -------------
CURRENT ASSETS:
Cash and cash equivalents                                           Ps. 1,696,793     Ps.   519,189
Trade accounts receivable, net (Note 4)                                    83,103           104,566
Other accounts receivable (Note 11)                                        76,631                 -
Inventory and spare parts                                                  16,749            10,602
Prepaid advertising (Note 8)                                              125,000           131,489
Other current assets                                                       18,300            16,732
                                                                    -------------     -------------

Total current assets                                                    2,016,576           782,578

Property and equipment, net (Note 5)                                    1,487,834         1,470,230
Satellite transponders, net (Note 6)                                    1,179,979         1,318,503
Deferred costs, net (Note 7)                                               41,498            61,228
Other non-current assets                                                        -             8,674
                                                                    -------------     -------------
Total assets                                                        Ps. 4,725,887     Ps. 3,641,213
                                                                    =============     =============

Liabilities and Equity Owners' Deficit

CURRENT LIABILITIES:
Senior notes (Note 9)                                               Ps.   981,112     Ps.         -
Trade accounts payable                                                    162,248           155,267
Accrued expenses                                                          248,661           252,067
Satellite transponders obligation (Note 6)                                 70,743            66,820
Due to affiliated companies and other related parties (Note 8)            184,740           448,408
Accrued interest                                                          131,940           126,615
Accrued taxes                                                             111,354           102,734
Deferred income                                                           152,413           145,118
                                                                    -------------     -------------

Total current liabilities                                               2,043,211         1,297,029

NON-CURRENT LIABILITIES:
Senior notes (Note 9)                                                   3,344,700         4,581,377
Bank loan (Note 10)                                                     1,012,000                 -
Satellite transponders obligation (Note 6)                              1,324,615         1,477,795
Other liabilities                                                           2,181             1,726
                                                                    -------------     -------------

Total liabilities                                                       7,726,707         7,357,927
                                                                    -------------     -------------

Commitments and contingencies (Note 12)                                         -                 -

EQUITY OWNERS' DEFICIT:
Contributed capital:
Social parts (Note 13)                                                  6,655,679         6,655,668
                                                                    -------------     -------------

Earned capital:
Additional paid in capital                                                179,784                 -
Accumulated losses (Note 15)                                          (10,451,611)       (9,611,501)
Net income (loss) for the period                                          576,287          (840,110)
Excess from restatement                                                    42,087            82,136
                                                                    -------------     -------------

                                                                       (9,653,453)      (10,369,475)
                                                                    -------------     -------------

Supplementary liability for labor obligations                                (107)             (104)
                                                                    -------------     -------------

Minority interest                                                          (2,939)           (2,803)
                                                                    -------------     -------------

Total equity owners' deficit                                           (3,000,820)       (3,716,714)
                                                                    -------------     -------------

Total liabilities and equity owners' deficit                        Ps. 4,725,887     Ps. 3,641,213
                                                                    =============     =============

The accompanying notes are an integral part of these consolidated financial statements.

                  INNOVA, S. DE R. L. DE C. V. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

                   (Expressed in thousands of Mexican Pesos in
                    purchasing power as of December 31, 2004)

                                                                       Years ended December 31,
                                                        -----------------------------------------------------
                                                            2004               2003                2002
                                                        -------------     ---------------     ---------------
Net sales                                               Ps. 4,769,027     Ps.   4,019,067     Ps.   3,754,787

Operating expenses:
Cost of sales                                               1,394,507           1,241,478           1,162,421
Administrative expenses                                       132,554             131,485             132,866
Selling expenses                                              977,350             892,395             910,841
Other operating expenses                                      525,168             500,356             526,966
                                                        -------------     ---------------     ---------------

Total operating expenses                                    3,029,579           2,765,714           2,733,094

Depreciation and amortization                                 764,499             850,603           1,011,827
                                                        -------------     ---------------     ---------------

Operating profit                                              974,949             402,750               9,866
                                                        -------------     ---------------     ---------------

Integral cost of financing (Note 3):
Interest expense                                             (672,973)           (987,638)         (1,075,243)
Interest income                                                18,678              15,959              12,101
Foreign exchange losses, net                                  (41,329)           (618,268)         (1,284,553)
Gain from monetary position                                   308,289             331,661             545,372
                                                        -------------     ---------------     ---------------

Total integral cost of financing                             (387,335)         (1,258,286)         (1,802,323)

Other income (expenses), net                                        -               3,659             (23,854)

Restructuring and non-recurring items
(Note 14)                                                     (10,958)           (112,445)            (35,468)
                                                        --------------    ---------------     ---------------

Income (loss) before taxes and
 minority interest                                            576,656            (964,322)         (1,851,779)

Provision for income and asset taxes
(Note 16)                                                        (198)            123,125             (82,613)
Minority interest                                                (171)              1,087                 (22)
                                                        --------------    ---------------     ---------------

Net income (loss)                                       Ps.   576,287    (Ps.     840,110)   (Ps.   1,934,414)
                                                        =============     ===============     ===============

The accompanying notes are an integral part of these consolidated financial statements.

                  INNOVA, S. DE R. L. DE C. V. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OWNERS' DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                   (Expressed in thousands of Mexican Pesos in
                    purchasing power as of December 31, 2004)

                                                                 Excess                 Supplementary
                                                               (deficit)    Additional    liability
                                                 Capital          from       paid in      for labor      Accumulated     Net income
                                                  stock       restatement    capital     obligations       losses          (loss)
                                                ------------ ------------  -----------  -------------  --------------  ------------
Balance at December 31, 2001                    Ps.2,092,516 (Ps. 213,659) (Ps.      -)    (Ps. 17)    (Ps. 7,229,246) (Ps. 447,841)

Transfer of net loss to accumulated losses                                                                   (447,841)      447,841

Comprehensive loss (Note 17)                                      179,692                     (129)                      (1,934,414)
                                                ------------  -----------  -----------     -------     --------------  ------------
Balance at December 31, 2002                       2,092,516      (33,967)           -        (146)        (7,677,087)   (1,934,414)

Capitalization of stockholder's loans (Note 13)    4,563,152

Transfer of net loss to accumulated losses                                                                 (1,934,414)    1,934,414

Comprehensive loss (Note 17)                                      116,103                       42                         (840,110)
                                                ------------  -----------  -----------     -------     --------------  ------------
Balance at December 31, 2003                       6,655,668       82,136            -        (104)        (9,611,501)     (840,110)

Capital contribution (Note 13)                            11                   179,784

Transfer of net loss to accumulated losses                                                                   (840,110)      840,110

Comprehensive income (Note 17)                                    (40,049)                      (3)                         576,287
                                                ------------  -----------  -----------     -------     --------------  ------------
Balance at December 31, 2004                    Ps.6,655,679  Ps.  42,087  Ps. 179,784     (Ps.107)    (Ps.10,451,611) Ps.  576,287
                                                ============  ===========  ===========     =======     ==============  ============
                                                                 Total
                                                 Minority    stockholders'
                                                 interest      deficit
                                                 --------    -------------
Balance at December 31, 2001                    (Ps.   47)  (Ps. 5,798,294)

Transfer of net loss to accumulated losses                               -

Comprehensive loss (Note 17)                          (22)      (1,754,873)
                                                ---------    -------------
Balance at December 31, 2002                          (69)      (7,553,167)

Capitalization of stockholder's loans (Note 13)                  4,563,152

Transfer of net loss to accumulated losses                               -

Comprehensive loss (Note 17)                       (2,734)        (726,699)
                                                ---------    -------------
Balance at December 31, 2003                       (2,803)      (3,716,714)

Capital contribution (Note 13)                                     179,795

Transfer of net loss to accumulated losses                               -

Comprehensive income (Note 17)                       (136)         536,099
                                                ---------    -------------
Balance at December 31, 2004                    (Ps.2,939)  (Ps. 3,000,820)
                                                =========    =============

The accompanying notes are an integral part of these consolidated financial statements.

                  INNOVA, S. DE R. L. DE C. V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                   (Expressed in thousands of Mexican Pesos in
                    purchasing power as of December 31, 2004)

                                                                   Years ended December 31,
                                                        ------------------------------------------------
                                                             2004             2003              2002
                                                        --------------    -------------    -------------
Operating activities:
Net income (loss)                                       Ps.    576,287    (Ps.  840,110)   (Ps.1,934,414)
Adjustments to reconcile net income (loss) to
resources provided by (used in) operating activities:
   Depreciation and amortization                               764,499          850,603        1,011,827
   Maintenance reserve                                           6,437            4,876            7,749
   Impairments and write downs                                   5,174                -           33,661
                                                        --------------    -------------     ------------

                                                             1,352,397           15,369         (881,177)
                                                        --------------    -------------     ------------

Changes in operating assets and liabilities:

Trade accounts receivable                                       21,463           (4,622)          26,624
Other accounts receivable                                      (76,631)               -                -
Inventory and spare parts                                      (11,321)           3,637           (5,007)
Prepaid advertising and other current assets                     4,921           32,537           43,545
Deferred costs                                                  17,366           25,038           16,098
Other non current assets                                         2,232           12,083            6,412
Trade accounts payable                                           6,981           46,344           14,582
Accrued expenses and Satellite reorientation reserve            (1,223)          37,844          (63,185)
Due to affiliated companies and other related parties          (83,884)         (25,656)          91,652
Accrued interest                                                 5,325         (765,099)         384,592
Deferred income                                                  7,295           25,352            1,189
Supplementary liability for labor obligations                       (3)              42             (130)
Other liabilities                                                  455              437              493
                                                        --------------    -------------     ------------

Resources provided by (used in) operating activities         1,245,373         (596,694)        (364,312)
                                                        --------------    -------------     ------------

Financing activities:

Capital contributions                                               11        4,563,152                -
Equity owner's loans                                                 -       (3,546,884)         571,597
Senior notes                                                  (255,565)         289,406          312,897
Bank loan                                                    1,012,000                -                -
Satellite transponders obligation                             (149,257)         (10,355)          69,320
                                                        --------------    -------------     ------------

Resources provided by financing activities                     607,189        1,295,319          953,814
                                                        --------------    -------------     ------------

Investing activities:

Investment in property and equipment, net                     (674,958)        (471,070)        (347,285)
                                                        --------------    -------------     ------------

Resources used in investing activities                        (674,958)        (471,070)        (347,285)
                                                        --------------    -------------     ------------

Cash and cash equivalents:
Increase for the period                                      1,177,604          227,555          242,217
At the beginning of the period                                 519,189          291,634           49,417
                                                        --------------    -------------     ------------

At the end of the period                                Ps.  1,696,793    Ps.   519,189     Ps.  291,634
                                                        ==============    =============     ============

The accompanying notes are an integral part of these consolidated financial statements.

                   INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31,
                                      2004)

NOTE 1 - THE COMPANY AND ITS PRINCIPAL OPERATIONS:

Innova, S. de R.L. de C.V. ("Innova" or the "Company"), a Mexican company with limited liability and variable capital, provides direct-to-home ("DTH") broadcast satellite pay television services in Mexico under the SKY brand name. Innova is a joint venture indirectly owned by Grupo Televisa, S. A. ("Televisa") (60%), News Corporation (30%) and Liberty Media International, Inc. ("LMI") (10%). The Company and its subsidiaries are collectively referred to as the Group.

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

b. Members of the Group -

At December 31, 2004, the Group consists of the Company and the following wholly-owned subsidiaries:

-     Corporacion de Radio y Television del Norte de Mexico, S. de R.L. de C.V.

-     Corporacion Novavision, S. de R. L. de C.V.

-     Corporacion Novaimagen, S. de R. L. de C.V.

-     Servicios Novasat, S. de R.L. de C.V.

-     Servicios Corporativos de Telefonia, S. de R. L. de C.V. ("SECOTEL")

-     Nova Call-Center, S. de R. L. de C. V.

Nova Call-Center was formed in July 2004, when some employees were transferred from Coporacion Novaimagen to Nova Call-Center.

c. Cash and cash equivalents -

The Group considers all highly liquid temporary cash investments with original maturities of three months or less, consisting primarily of overnight deposits, Mexican government obligations, deposits and bonds in U.S. financial institutions to be cash equivalents.

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

Installation costs of antennas, low noise blocks ("LNBs") and accessories in subscribers' homes or businesses are capitalized and amortized over the estimated useful life of the asset, which is three years.

Maintenance costs for technical equipment are reserved based on management estimates. Actual costs are applied against the applicable reserve when incurred. Repair and maintenance costs for computer equipment and integrated receiver decoder ("IRDS") are expensed as incurred.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in results of operations.

External costs incurred for internal use software are capitalized in computer equipment and depreciated over three years.

e. Inventories and Spare parts -

Inventories and spare parts are recorded at the lower of cost or net realizable value. The cost of spare parts utilized is charged to income when utilized.

f. Depreciation -

Depreciation of property and equipment is based upon the restated carrying value of the assets and is recognized using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Land, equipment in progress and advances to suppliers are not depreciated.

g. Seniority premiums and indemnities -

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as the obligations under the Company's noncontributory retirement plan for its employees, are recognized as expenses in the years in which the services are rendered, based on actuarial studies using the projected unit credit method. The amounts were not significant for any of the periods presented.

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is charged to income in the year in which it becomes payable.

In January 2004, the MIPA issued a revised Bulletin D-3 "Labor Obligations", which requires, among other amendments, that severance obligations to dismissed personnel, other than those arising from restructurings, are recognized based upon actuarial calculations. This revised Bulletin is effective for periods beginning on January 1, 2005. The Group is evaluating the effect of the adoption of revised Bulletin D-3 in 2005 in its consolidated financial statements.

h. Foreign currency -

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

i. Revenue recognition -

Program service revenues are recognized on a monthly basis as DTH service is provided. Program service revenues paid in advance of the service being provided is recorded as deferred revenue and recognized in the month the DTH service is provided.

Initial, non-refundable fees for subscriptions, installation and activation are recognized upon activation of the new subscriber's DTH services. Customer acquisition costs are expensed as incurred.

The Group provides the DTH antenna, LNB and remote control to customers along with the IRD, but has retained title to the equipment. The IRD is included in fixed assets and is rented to customers under an operating lease. Rental revenues are recognized on a monthly basis.

Advertising revenues are recognized at the time the advertising services are rendered.

j. Advertising costs -

Advertising expenses are expensed as the advertisements are aired and amounted to Ps.209,581, Ps.211,637 and Ps.223,134 during the years ended December 31, 2004, 2003 and 2002 respectively.

k. Risk concentrations -

Financial instruments which potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Group maintains its cash and cash equivalents with various major financial institutions and are principally invested in obligations of the U.S. and Mexican governments. Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers throughout Mexico. The Group's policy is to require one month's payment in advance, to reserve for all accounts receivable greater than ninety days and to write off against the reserve all receivables greater than 120 days. Bad debt expense was Ps.118,332 in 2004, Ps.101,762 in 2003 and Ps.121,219 in
2002 (Note 4).

In order to provide DTH service to customers, the Group relies on the use of 12 KU-band transponders on the PAS 9 satellite. The Group has not secured an alternative satellite or service provider and therefore, any long term disruption to one or more of the transmission signals could have a material adverse effect on the Group's financial position or results of operations.

l. Derivative financial instruments -

The Group uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in foreign exchange rates and interest rates. Under Bulletin C-2, which is effective through December 31, 2004, derivative financial instruments that qualify for hedge accounting are recorded in the balance sheet, on the same basis of the hedged assets or liabilities, and changes in value are recorded in each period in the income statement. Derivative financial instruments that do not qualify for hedge accounting are recorded in the balance sheet at their fair value and changes in the fair value are recorded in each period in the income statement.

In April 2004, the MIPA issued Bulletin C-10, "Derivative Financial Instruments and Hedge Operations". Bulletin C-10 establishes accounting and reporting standards requiring that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or a liability measured at its fair value. Bulletin C-10 also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria is met. Special accounting for qualifying hedges allows a derivative's gain or loss to offset related results on the hedged item in the income statement and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Bulletin C-10 is effective for periods beginning on January 1, 2005, with early adoption recommended. The Group is evaluating the effect of the adoption of Bulletin C-10 in 2005 in its consolidated financial statements.

m. Comprehensive income (loss) -

Comprehensive income (loss) represents the net income (loss) for the period presented in the income statement plus other results for the period reflected in equity owners' deficit which are from non-owner sources (Note 17).

n. Impairment of long-lived assets

Through December 31, 2003, the Group evaluated the recoverability of its long-lived assets to determine whether current events or circumstances warranted adjustment to the carrying value. Such evaluation was based on current and projected income and cash flows from operations as well as other economic and market variables.

Effective January 1, 2004, the Group adopted Bulletin C-15, "Impairment in the Value of Long-Lived Assets and their Disposal", issued by the MIPA, which establishes, among other things, the general criteria for the identification, and, when applicable, the recording of impairment losses or decrease in the value of long-lived assets, tangible and intangible, including goodwill. The adoption of Bulletin C-15 in 2004 did not have a significant impact on the Group's financial position or results of operations.

o. Income tax -

The recognition of deferred income tax is made by using the comprehensive asset and liability method. Under this method, deferred income taxes are calculated by applying the respective income tax rate to the temporary differences between the accounting and tax values of assets and liabilities at the date of the financial statements. Changes in income tax rates are recognized at the enactment date.

The recognition of a valuation allowance for certain deferred tax assets is established when available evidence does not indicate that there is a highly probable of future taxable income to realize the deferred tax asset. Subsequent changes in deferred tax assets and liabilities and valuation allowances are recognized in income.

NOTE 3 - EFFECTS OF INFLATION ON THE FINANCIAL STATEMENTS:

The consolidated financial statements of the Group have been prepared in accordance with Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information", as amended, ("Bulletin B-10"), which provides guidance for recognizing the effects of inflation. The financial statements of the Group are presented in Mexican Pesos in purchasing power as of December 31, 2004 in order to be comparable to financial information as of that date, as follows:

- The balance sheets have been restated in Mexican Pesos in purchasing power as of December 31, 2004 using the NCPI as of December 31, 2004.

- The statements of income (loss) and changes in equity owners' deficit have been restated in Mexican Pesos in purchasing power as of December 31, 2004 using the NCPI for the month in which the transactions occurred.

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

Restatement of equity owners' deficit -

Capital stock and other equity owners' deficit accounts (other than the excess / deficit from restatement) include the effect of restatement, determined by applying the NCPI factor to the applicable period. The restatement represents the amount required to maintain the contributions and the accumulated results in Mexican Pesos in purchasing power as of December 31, 2004. The deficit / excess from restatement includes the result from holding non-monetary assets and is the cumulative difference between the cost of the non-monetary assets restated using NCPI and the restatement of such assets using the Specific Index.

Integral cost of financing -

The gain or loss from monetary position represents the effects of inflation, as measured by the NCPI, on the monetary assets and liabilities of the Group at the beginning of each month. For the years ended December 31, 2004, 2003 and 2002, monetary liabilities exceeded monetary assets, resulting in gains from monetary position during the periods.

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

The following accounts are restated using the NCPI:

Debt issuance costs and related amortization

Leasehold improvements and related amortization

Intangible assets and related amortization

National Consumer Price Index (NCPI) -

Restatement of the financial statements to Mexican pesos in purchasing power as of December 31, 2004, in accordance with the Third Amendment to Bulletin B-10, requires restatement of the results for each month during each year using a factor derived from the change in the NCPI. The NCPI as of December 31, 2004, 2003 and 2002 was 112.550, 106.996 and 102.904 respectively.

NOTE 4 - TRADE ACCOUNTS RECEIVABLE, NET:

Trade accounts receivable, net includes the receivables from DTH services provided to subscribers, from the rental of IRD's and from the sale of advertising. Balances as of December 31, consist of:

                                        2004          2003
                                    -----------    -----------
Trade accounts receivable           Ps. 170,255    Ps. 178,474
Allowance for doubtful accounts         (87,152)       (73,908)
                                    -----------    -----------

                                    Ps.  83,103    Ps. 104,566
                                    ===========    ===========

The allowance for doubtful accounts for the years ended December 31, 2004, 2003 and 2002, was as follows:

                                       2004           2003          2002
                                    -----------    -----------   ----------
Beginning balance                   Ps.  73,908    Ps.  79,993   Ps. 92,724
Additions (bad debt expense)            118,332        101,762      121,219
Write offs                             (105,088)      (107,847)    (133,950)
                                    -----------    -----------   ----------

Ending balance                      Ps.  87,152    Ps.  73,908   Ps. 79,993
                                    ===========    ===========   ==========

NOTE 5 - PROPERTY AND EQUIPMENT, NET:

Property and equipment, net as of December 31, consists of:

                                         2004               2003
                                    -------------      -------------
Integrated receiver/decoders        Ps. 2,925,745      Ps. 2,790,422
Transmission equipment                    430,607            399,440
Antennas, LNBs and accessories          1,047,429            842,567
Computer equipment                        544,362            513,189
Furniture                                  21,913             21,382
Transportation equipment                   25,376             21,498
Buildings                                       -                895
                                    -------------      -------------

                                        4,995,432          4,589,393
Accumulated depreciation               (3,619,949)        (3,167,005)
                                    -------------      -------------

                                        1,375,483          1,422,388
Land                                            -              1,420
Equipment in progress                      92,947             34,108
Advances to suppliers                      19,404             12,314
                                    -------------      -------------

                                    Ps. 1,487,834      Ps. 1,470,230
                                    =============      =============

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was Ps.645,070, Ps.729,841 and Ps.803,642, respectively.

The Group recorded an impairment loss on certain transmission equipment and other equipment not in use of Ps.33,661 (which was included in "Restructuring and non-recurring items" line item) during the year ended December 31, 2002. As of April 2002, the Group ceased utilizing the service of the Solidaridad 2 satellite. At that date, transmission equipment with a net book value of Ps.41,937 associated with Solidaridad 2 was maintained by the Group and for which it decided to recognize such impairment charge for the equipment that it concluded could not be utilized by the PAS-9 satellite, and to create a spare-part inventory for the remaining Ps.8,276 of transmission equipment that could be utilized by the PAS-9 satellite. In 2004, the Group made a new evaluation of the use of said spare-part inventory and recognized an impairment charge amounting to Ps.5,174.

At December 31, 2004 and 2003, IRDs, transmission equipment, computer equipment and transportation equipment include assets restated with the Specific Index and which are of a non-Mexican origin of Ps.478,174 and Ps.341,150, respectively, net of accumulated depreciation. Computer equipment includes Ps.202,406 and Ps.188,043 of capitalized software costs as of December 31, 2004 and 2003, respectively.

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

The balance of the satellite transponders as of December 31, is as follows:

                                    2004              2003
                               -------------     -------------
Satellite transponders         Ps. 1,659,346     Ps. 1,695,219
Accumulated depreciation            (479,367)         (376,716)
                               -------------     -------------

                               Ps. 1,179,979     Ps. 1,318,503
                               =============     =============

Amortization of satellite transponders in 2004, 2003 and 2002 was Ps.110,623, Ps.113,014 and Ps.107,160, respectively.

The Group's future obligation from the PAS-9 agreement, determined using the Group's incremental borrowing rate at the lease commencement date of 11.5%, is as follows:

                                          Total
                                      -------------
2005                                  Ps.   227,440
2006                                        227,440
2007                                        227,440
2008                                        227,440
2009                                        227,440
Thereafter                                1,293,245
                                      -------------

                                          2,430,445

Less: amount representing interest       (1,035,087)
                                      -------------

                                      Ps. 1,395,358
                                      =============

Interest expense recognized during the years ended December 31, 2004, 2003 and 2002 was Ps.171,100, Ps.178,682 and Ps.174,740, respectively.

The obligation is reflected on the consolidated balance sheet as of December 31, as follows:

                                 December 31,
                       ---------------------------------
                           2004                 2003
                       -------------       -------------
Current portion        Ps.    70,743       Ps.    66,820
Long-term portion          1,324,615           1,477,795
                       -------------       -------------

                       Ps. 1,395,358       Ps. 1,544,615
                       =============       =============

The obligations of the Group under the PAS-9 agreement are proportionately guaranteed by the Group's equity owner's in relation to their respective ownership interests.

NOTE 7 - DEFERRED COSTS, NET:

Deferred costs, net as of December 31, consist of:

                                       2004           2003
                                    ----------     ----------
Debt issuance costs, net (a)        Ps. 36,284     Ps. 53,941
Leasehold improvements, net (b)          5,214          7,287
                                    ----------     ----------

                                    Ps. 41,498     Ps. 61,228
                                    ==========     ==========

a. Debt issuance costs

                                       2004           2003
                                    ----------     ----------
Old Senior Notes (1)                Ps.      -     Ps. 44,468
New Senior Notes (2)                    41,467         41,467
                                    ----------     ----------

                                        41,467         85,935
Less: Accumulated amortization          (5,183)       (31,994)
                                    ----------     ----------

Total capitalized expenses, net     Ps. 36,284     Ps. 53,941
                                    ==========     ==========

(1) During 2003, the Group expensed as a non-recurring item, Ps.48,052 corresponding to the unamortized debt issuance costs in respect of noteholders that accepted to exchange their Old Senior Notes for the New Senior Notes (Note 9). The remaining Ps.44,468 related to the proportional debt issuance cost of the Old Senior Notes which were not exchanged, which would continue to be amortized over the remaining term of the Old Senior Notes.

    In December 2004, the Group expensed as a non-recurring item Ps.9,750 relating to the remainder of the Old Senior Notes since the Group obtained a bank loan to pay in advance the remaining Old Senior Notes (Note 9).

(2) Fees and expenses incurred for the issuance of the New Senior Notes (Note
    9), will be amortized over the term of the New Senior Notes.

    Amortization of debt issuance costs was Ps.8,397, Ps.17,248 and Ps.18,867 in 2004, 2003 and 2002, respectively.

b.  Leasehold improvements

Amortization of leasehold improvements was Ps.2,364, Ps.3,858 and Ps.10,410 in 2004, 2003 and 2002, respectively.

NOTE 8 - TRANSACTIONS WITH AFFILIATED COMPANIES AND OTHER RELATED PARTIES:

The principal transactions of the Group with affiliated companies and related parties are:

                                              2004        2003          2002
                                           ----------   ---------   ------------
Borrowings and accrued interest from
Equity owners                              Ps.      -   Ps.     -   Ps.4,293,332
Broadcasting services, Florida (a)             93,692      89,632         89,807
Programming (b)                               249,618     215,479        195,756
Special events programming (c)                148,236     130,317        200,381
Advertising costs (d)                         129,509     132,551        140,003
Royalties (e)                                  85,696      65,878         48,370
Broadcasting services, Mexico City (f)         45,583      47,767         42,146
Fixed asset acquisitions                        3,715           -         12,840
Acquisition of smart cards                     70,467      12,314         11,030
Finance costs                                       -     224,904        312,006
Management and administrative services          6,618       2,278          7,921
Maintenance services                            1,580       4,120         13,785
Advertising revenue                            50,257      27,240         31,404
Transmission services, income                   6,505       6,423          7,844
Other                                           1,615         696          8,564

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

(f) The Group purchases uplink and downlink, playout and compression services from an affiliate of Televisa for operations conducted in the Mexico City broadcast facility.

(g)   The Group has engaged the law firm of Mijares, Angoitia, Cortes y Fuentes,
      S. C. to advise them on various legal issues. Two of their partners, currently on leave from the partnership, serve as members of the Group's Board. The fees paid to such law firm during 2004 and 2003 were Ps.1,149 and Ps.460, respectively. In 2002 no legal fees were paid.

The outstanding balances due to affiliates and other related parties, are as follows:

                                         2004            2003
                                     -------------  -------------
Televisa and subsidiaries (h)        Ps.   127,450  Ps.   384,817
News Corporation and subsidiaries           57,290         63,591
                                     -------------  -------------

                                     Ps.   184,740  Ps.   448,408
                                     =============  =============

(h) Amount includes the remaining liability for the prepaid advertising to Televisa. On December, 2004, the Group entered into one-year advertising agreements with Televisa and subsidiaries for Ps.125,000, covering the period January 1, 2005 to December 31, 2005. In December 2003, the Group entered into one-year advertising agreement amounting to Ps.131,489, covering the period January 1, 2004 to December 31, 2004.

      The liability amounting U.S.$15 million that the Group had in 2003 with Televisa for the purchase of exclusive rights to exhibit and distribute through SKY certain of the professional Mexican Soccer League programming and Mexican Boxing programming during the 2001 through 2003 seasons was contributed as an additional paid in capital in May 2004. (Note 13).

NOTE 9 - SENIOR NOTES:

The Senior Notes consist of the following balances as of December 31:

                              2004              2003
                        ----------------  ----------------
New Senior Notes (a)    Ps.    3,344,700  Ps.    3,542,302
Old Senior Notes (b)             981,112         1,039,075
                        ----------------  ----------------

                        Ps.    4,325,812  Ps.    4,581,377

Less: short term
Old Senior Notes                 981,112                 -
                        ----------------  ----------------

Senior Notes long term  Ps.    3,344,700  Ps.    4,581,377
                        ================  ================

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

      The Group may, at its own option, redeem the New Senior Notes, in whole or in part, at any time on or after September 19, 2008 at the following redemption prices (expressed in percentages of the principal amount), plus accrued and unpaid interest, if any:

If redeemed during
 the twelve-month
period commencing   Redemption
 September 19,      percentage
------------------  ------------
       2008          104.6875
       2009          103.1250
       2010          101.5625
       2011          100.0000

      In addition, on or before September 19, 2006, the Group may, at its own option and subject to certain requirements, use the proceeds from one or more qualified equity offerings to redeem up to 35% of the aggregate principal amount of the New Senior Notes at 109.375% of their principal amount, plus accrued and unpaid interest.

      The net proceeds from the offering of the New Senior Notes were used to redeem on October 20, 2003 U.S.$287.0 million in principal amount of the Group's 12 7/8% Old Senior Notes due 2007 (see below), and to pay a redemption premium of US$9.2 million, and fees and expenses relating to the transaction of US$3.8 million (Note 7-a).

(b) In 1997, the Group concluded an offering of U.S.$375 million of its Senior Notes due 2007 ("Old Senior Notes"). The Old Senior Notes bear interest at a rate of 12 7/8% and are redeemable at the option of the Group, in whole or in part, at any time on or after April 1, 2002, initially at 106.4375% of their principal amount, plus accrued interest, declining ratably to 100% of their principal amount, plus accrued interest, on or after April 1, 2004. Interest on the Old Senior Notes is payable semi-annually on April 1 and October 1 of each year and commenced on October 1, 1997. The Old Senior Notes are uncollateralized, unsubordinated indebtedness of the Group and contain certain covenants similar to the New Senior Notes.

      The U.S.$88 million in Old Senior Notes that were not exchanged continued to accrue interest at 12 7/8% per annum, and remained outstanding in accordance with their original terms until January 7, 2005 when these Senior Notes were paid (Note 19).

NOTE 10 - BANK LOAN:

On December 10, 2004, the Group entered into a Ps1,012 million, 7-year bank loan with a fixed interest rate of 10.55% per annum and an initial five-year grace period for principal repayments with HSBC Mexico, S. A. a Mexican financial institution. This loan will be paid in eight equal quarterly payments during 2010 and 2011. Interest payments are due on a monthly basis. The loan is guaranteed by Televisa in 51% and News Corporation in 49%.

The new proceeds from the loan were used on January 7, 2005 to pay the remaining US$88 million principal amount of the 12 7/8% notes due 2007 plus accrued and unpaid interest.

NOTE 11 - FINANCIAL INSTRUMENTS:

a. Fair value:

The Group's financial instruments include cash and cash equivalents, trade accounts receivables, trade accounts payable, due to affiliated companies and other related parties, and debt. For cash and cash equivalents, trade accounts receivables, other accounts receivable, trade accounts payable, and due to affiliated companies and other related parties, the carrying amounts approximate fair value due to the short maturity of these instruments.

The fair value of the Senior Notes is based on quoted market prices. The estimated fair value of these instruments at December 31, 2004 and 2003 is as follows (amounts in thousands):

                                                Carrying value                   Fair value
                                         ----------------------------  ----------------------------
                                                              (1)                          (1)
December 31, 2004  New Senior Notes      U.S.$  300,000  Ps.3,344,700  U.S.$  340,500  Ps.3,796,235
                   Old Senior Notes      U.S.$   88,000  Ps.  981,112  U.S.$   88,000  Ps.  981,112

                   Cross currency swaps  U.S.$        -  Ps.        -  U.S.$    1,059  Ps.   11,807

                   Foreign exchange
                   contracts             U.S.$        -  Ps         -  U.S.$       19  Ps       212

                   Loan facility (HSBC)                  Ps.1,012,000                  Ps.1,012,000

December 31, 2003  New Senior Notes      U.S.$  300,000  Ps.3,367,500  U.S.$  307,890  Ps.3,456,065
                   Old Senior Notes      U.S.$   88,000  Ps.  987,800  U.S.$   89,100  Ps.1,000,148

(1) The exchange rate used to convert pesos to dollars was $1 to 11.149 ($1 to 11.225 in 2003).

The Senior Notes are thinly traded financial instruments. Accordingly, their market price at any balance sheet date may not be representative of the price which would be obtained in a more active market.

b. Derivative financial instruments:

Cross currency swap

In February 2004, Innova entered into two separate derivative transactions denominated "cross currency swap" agreements to hedge a portion of its U.S. dollar foreign exchange exposure resulting from the issuance of the U.S.$300 million 9.375% New Senior Notes that mature in 2013. Under the transactions, Innova receives semi-annual payments calculated based on an aggregate notional amount of U.S.$300 million at an annual rate of 9.375% and makes monthly payments calculated based on an aggregate notional amount of Ps.3,282 million at an annual rate of 10.25%. The transactions, both of which terminate in September 2008, are designed to reduce the Group's foreign exchange exposure on the interest coupon payments on the New Senior Notes.

As a result of the timing difference in payments between the Bank and the Group, the Group has an account receivable from the Bank amounting to Ps.76,631 which is included in other accounts receivables.

Foreign exchange contracts

At December 31, 2004, Innova has U.S.$15 million in forward exchange contracts. These forward exchange contracts have various termination dates (January, February and March 2005).

NOTE 12 - COMMITMENTS AND CONTINGENCIES:

a. In 1996, the Group signed an agreement with an affiliate of News Corporation to acquire and implement a conditional access system. This system includes Smart Cards which decode satellite signals and control access by subscribers. In 1999, the Group acquired a subscriber management system (SMS) designed specifically for DTH services. Under these arrangements, the Group estimates that the 2005 commitment will approximate U.S.$11.7 million for royalties, licenses and maintenance of the foregoing systems. In 2004, 2003, and 2002, the Group incurred expenses of US$8.7 million, US$7.2 million and US$5.9 million, respectively.

      The Group has entered into agreements with Televisa and an affiliate of Televisa to provide uplink and downlink, playout and compression services at the Mexico City station. The annual commitments are estimated to be approximately U.S.$4.6 million per year. The Group incurred expenses of US$4.9 million in 2004, US$4.1 million in 2003 and US$3.9 million in 2002.

      The Group entered into several contracts with programming providers, establishing that the amounts payable to the programmers will be based on the number of subscribers. These charges totaled Ps.852,852, Ps.767,480 and Ps.718,899 for the years ended December 31, 2004, 2003 and 2002, respectively.

b.    The Group entered into two related agreements with CSG Software, Inc.
      (CSG), on June 12, 2002 under which CSG provides: a) A non-exclusive, perpetual license for the use of the software "Kenan" to provide billing and order management to licensed subscribers, besides installation and implementation of the system, training and support services and, b) consulting services.

      Under the Software License and Service Agreement, the Group paid US$2.9 million to CSG for a license capacity of up to 1,125,000 subscribers. However, the Group can purchase additional capacity according to the subscriber base growth at an additional cost per every 100,000 subscribers. Technical support in Mexico will be available for the first 24 months following the date on which live production of the system begins, the annual cost for this service will be US$585,600. It is possible in accordance with the agreement to use the Kenan system for other DTH platform in case of merger, acquisition or combination of platforms. The new SMS was placed in service on November 2003.

      Under the Consulting Services agreement, CSG provided management and technology consulting, advisory and integration services related to the implementation of the Kenan end-to-end integrated solution, as well as the required interfaces with the Group's Siebel and NDS software currently in operation, in accordance with a Implementation Planning and Analysis process (IPA), previously agreed with the Group. The total cost of these services is US$4.4 million. As of December 31, 2004, US$4.2 million were paid and the US$0.2 million remaining were paid in January 2005.

c. Since January 1, 2002, a 10% federal excise tax was imposed on the collected revenues from the Group's pay television services. In February 2002, the Group filed a petition for constitutional relief against the Legislative Decree, which contains the amendments to the law regarding the excise tax. In August 15, 2003, the Group received a favorable resolution for the excise tax paid in 2002; however, the tax authorities have not returned the tax paid by the Group due to said authorities continue requesting supportive documentary information. The Group continues proceeding to recover the excise tax paid in 2002 but, it can not assure that it will be able to recover it. The resolution for the excise tax paid in 2003 was unfavorable for the Group; therefore, the excise tax paid in that year will not be recovered. The 10% excise tax on telecommunications was definitely eliminated as of January 2004.

d. On October 8, 2004, Grupo Galaxy Mexicana, S. de R. L. de C. V. "DIRECTV Mexico" and the Group signed an agreement, where by DIRECTV Mexico sold its subscriber list to the Group upon its decision to discontinue its operations in Mexico. The purchase price payable by the Group to DIRECTV Mexico for the subscriber list shall be payable by delivering to DIRECTV Mexico two duly executed promissory notes "the Notes" in the original principal amount of Ps.144,112, and Ps.477,000, respectively. The Notes will be paid on the earlier of (i) the fifth business day following the date on which the Group and DIRECTV Mexico have finally determined the number of good subscribers or (ii) October 9, 2009, as such earlier date may be extended by DIRECTV Mexico in its sole discretion. These Notes may not be prepaid in whole or in part at any time.

      If the number of good subscribers is greater than 180,000, then the Group shall pay to DIRECTV an additional cash amount, but if it is less than 70,000, and DIRECTV Mexico fails to surrender the Notes for cancellation and exchange as provided in the agreement, then DIRECTV Mexico shall pay to the Group a cash amount equal to the subscriber deficit, multiplied by U.S.$787.

      A good subscriber is any active subscriber that: (i) becomes a subscriber of the Group after October 8, 2004 (whether or not pursuant to the active migration efforts of the Group) and signs a subscription agreement in accordance with the Group's policies, and (ii) between the date hereof and the measurement date (seven months after the migration date), pays in full all up-front subscription charges (all subscription fees, and other charges, including, without limitation, those relating to IRD rentals, membership, insurance, reactivation, smarts cards, magazines, pay-per-view and special events) and six monthly subscription charges for the Group's residential subscription programming covering at least six consecutive months of paid service (or at least four monthly subscription charges for Group's residential subscription programming covering at least four consecutive months of paid service if all payments are made using an automatic charge to the subscriber's credit card but not to the subscriber's debit card).

      The Group, Innova Holdings and News Corp. entered into an option agreement, pursuant to which News Corp. was granted an option to acquire up to a 15% equity interest in each of Innova and Innova Holdings. The amount of equity to be received upon the exercise of the option depends on the successful migration and retention of DIRECTV Mexico's subscribers to Innova with a minimum migration of 175,000 subscribers required for the issuance of the full 15% equity interest. The options become exercisable when the DTH business operations of DIRECTV Mexico have finally ceased, the Group and DIRECTV Mexico have finally determined the number of subscribers that successfully migrated from DIRECTV Mexico to the Group, and certain other conditions have been satisfied. If the options become exercisable, the holder may exercise them by delivering to Innova and Innova Holdings the promissory notes for cancellation or by paying to Innova and Innova Holdings an amount in cash equal to the aggregate principal amount of the promissory notes. The options expire on October 8, 2009. If the options are terminated under certain limited circumstances related to regulatory challenges, or after a final determination that renders the options illegal, or expire unexercised, then within ten days of the expiration date, DIRECTV Mexico will be entitled to receive an aggregate cash payment (including any payments made under the notes described above) of up to approximately U.S.$137.7 million if 175,000 DIRECTV Mexico subscribers successfully migrate to Innova. Termination of the option is limited to certain limited events;

      DIRECTV and News Corp. entered into a purchase agreement pursuant to which DIRECTV acquired (i) the right (which DIRECTV concurrently assigned to DIRECTV Latin America LLC (DTVLA)) to purchase from News Corp. the options granted to News Corp. by Innova and Innova Holdings to purchase up to an additional 15% of the outstanding equity of each of such entities pursuant to the option agreement described above, and (ii) the right to acquire News Corp.'s 30% interest in Innova;

      DIRECTV and Liberty Media, entered into a purchase agreement pursuant to which DIRECTV agreed to purchase all of Liberty Media's 10% interest in Innova for U.S. $88.0 million in cash, subject to customary closing conditions. DIRECTV has agreed that Televisa may purchase two-thirds (2/3) of any equity interest in Innova sold by Liberty Media, on the terms and subject to the conditions set forth in the purchase agreement between DIRECTV and Liberty Media;

      Televisa entered into an amended and restated guaranty with PanAmSat pursuant to which the proportionate share of our transponder lease obligation guaranteed by Televisa was reduced from 60% to 51%, until the full exercise of the options to News Corp. granted by Innova and Innova Holdings, at which point Televisa's guarantee will be adjusted to cover a percentage of the transponder lease obligations equal to its percentage ownership of Innova at that time. News Corporation's proportionate share of the guarantee was increased from 30% to 49% and Liberty Media was released of its guarantee; and

      The Group, Televisa, News Corp., DIRECTV and DTVLA entered into a DTH agreement that, among other things, governs the rights of the parties with respect to DTVLA's announced shut down of its Mexican DTH business, planned shut down of its existing DTH business in certain countries in Central America and the Caribbean, the carriage of certain of Televisa's programming channels by the Group and other DTH platforms of DIRECTV, DTVLA, News Corp. and their respective affiliates, and the waiver and potential release of certain claims between certain of the parties.

e. The Group and Televisa entered into a channel licensing agreements pursuant to which the Group will pay Televisa a royalty fee to carry its over-the-air channels on its DTH service.

f. The Company is in the process to enter into a new 3-year agreements with TV Azteca to continue broadcasting its over-the air channels 7 and 13, the annual fee will be $2 million; additionally, there will be another agreement where the Group will acquire from TV Azteca $94 million in advertising over three years. On the other hand, the Group is negotiating to have the pay-TV exclusive rights of various soccer matches, the fee has not been determined.

NOTE 13 - SOCIAL PARTS:

The social parts as of December 31, 2004 and 2003, is represented by four partnership interests, of unequal value distributed as follows:

December 31, 2004:

Partnership
 interest    Subseries      Amount
-----------  ---------  --------------
     1          A-1     Ps.    926,570
     1          B-1            463,285
     1          B-2            154,428
     1           C           5,111,396

December 31, 2003:

Partnership
 interest    Subseries      Amount
-----------  ---------  --------------
     1          A-1     Ps.    926,563
     1          B-1            463,282
     1          B-2            154,427
     1           C           5,111,396

Effective September 9, 2003, the Group's equity owners capitalized all outstanding principal amounts of the loans made by them to the Group totaling Ps.3,617,469 as well as the portion of accrued interest as of such date which amounted to Ps.945,683. These loans were capitalized in exchange for a proportionate interest in Innova Holdings, S. de R. L. de C. V. ("Innova Holdings"), a newly created company. Innova Holdings is the holder of a 100% of Series "C" partnership interest, described below. After giving effect to the capitalization, the Group's equity owners Televisa, News Corporation and Liberty Media, continue to indirectly own 60%, 30% and 10% of Innova, respectively.

Series "A" is composed of a partnership interest representing 13.92% of the total social parts. The Series "A" partnership interest may be subscribed to only by persons of Mexican nationality.

Series "B" is composed of a partnership interest representing 9.28% of the total social parts. The Series "B" partnership interest is unrestricted as to ownership and therefore, may be acquired by Mexican investors and foreign natural and legal persons or by persons, companies or entities that are included in Article 2, Section III of the Foreign Investments Law.

Series "C" is composed of a partnership interest representing 76.80% of the social parts. The Series C interest are owned by Innova Holdings and have limited voting rights.

On May 24, 2004 the Group capitalized the existing liability in the amount of Ps.179,784 (U.S.$15 million) arising from the use of rights to air the Mexican Soccer games corresponding to the 2001, 2002 and 2003 winter-summer seasons. This amount was recorded as an additional paid in capital not affecting the relative ownership interest of its equity owners.

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

In the event of a capital reduction, any excess of the equity owners over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same tax treatment as dividends.

NOTE 14 - RESTRUCTURING AND NON-RECURRING ITEMS:

a. The restructuring charges recognized in 2004, 2003 and 2002 consisted of severance costs in connection with employee terminations. There are no provisions set aside at December 31, 2003 and 2004.

b. In 2004, the Group recognized a nonrecurring loss in the amount of Ps.9,750, which is composed of the write-off of the remaining unamortized debt issuance cost related to the $88 million Old Senior Notes. (Note 7).

c. In 2003, as a result of the restructuring of the Senior Notes, the Group recognized a nonrecurring loss in the amount of Ps.152,687 (net), which is mainly composed of the premium on redemption payment, and the unamortized debt issuance cost of corresponding to the Old Senior Notes that were exchanged for the New Senior Notes (Note 7).

d. On October 30, 2003, the Federal Executive approved a temporary tax incentive equal to 100% of the 10% excise tax on telecommunications, effective November 1, 2003 and applicable only to the tax triggered from this date through December 31, 2003. Therefore, during the months of November and December 2003, the Group recorded, the effects of the tax incentive above mentioned amounting Ps.42,053, as a non-recurring charge.

e. As explained in Note 6 the process of migrating customers from Solidaridad 2 to PAS-9 started in November 2000 and finally ended in March 2002. As explained in Note 5, the Group recorded an impairment charge of Ps.33,661 in April 2002 that related to certain transmission equipment associated with Solidaridad 2. This impairment loss, together with the payments for the use of Solidaridad 2 in the first quarter of 2002 amounting to Ps.15,512, was offset by the reversal of unutilized reserve amounts initially established in 2000 amounting to Ps.20,809, and reflected as a nonrecurring charge of Ps.28,364 in 2002.

NOTE 15 - ACCUMULATED LOSSES:

Under Mexican Corporate Law, interested third parties can request the dissolution of the Group if accumulated losses exceed two-thirds of social parts. At December 31, 2004, the Group's accumulated losses exceeded its social parts. Although the Group believes it is unlikely such action will occur, the Group, obtained from Televisa and News Corporation, a commitment to provide financial support to the Group for a period of one year from the balance sheet date, in proportion to their respective ownership interests, if required, to avoid such action.

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

NOTE 16 - PROVISION FOR INCOME TAX ("IT"), ASSETS TAX ("AT") AND EMPLOYEES' STATUTORY PROFIT SHARING:

Tax losses can be carried forward for up to ten years and offset against any profits that the Group or Televisa may generate during that period in accordance with the Income Tax Law.

At December 31, 2004, the Group had total tax loss carryforwards of Ps.7,902,560, which will under certain circumstances, be carried forward over ten years from the period that the respective tax loss was generated in:

 Year of
expiration                Amount
----------            -------------
   2005               Ps.         9
   2006                       2,035
   2007                     660,951
   2008                   2,062,242
   2009                     736,429
   2010                     983,794
   2011                     769,016
   2012                   1,416,911
   2013                     717,890
   2014                     553,283
                      -------------

                      Ps. 7,902,560
                      =============

The following items represent the principal differences between income taxes computed at the statutory rate and the Group's provision for income taxes:

                                                    2004            2003            2002
                                                ------------    -------------   -------------
Tax at the statutory rate 33% in 2004 (34% in
2003 and 35% in 2002) on income (loss)
    before taxes                                Ps.  190,294    (Ps.  327,869)  (Ps.  648,130)
Differences in restatement                            51,963          134,044          98,258
Valuation allowance                                        -          238,040         636,383
Tax loss carryforwards                              (162,762)               -               -
Deferred advertising                                 (16,185)          (4,198)        (14,576)
Depreciation and amortization                         (4,710)         (10,504)        (47,110)
Debt issuance costs                                    1,989            8,236           3,817
Provisions                                           (42,526)         (30,111)        (12,103)
Deferred income                                        8,069           16,840          (8,002)
Other                                                (26,132)         (24,478)         (8,537)
                                                ------------     ------------    ------------

Provision for income tax                                   -                -               -
Assets tax                                              (198)         123,125         (82,613)
                                               -------------    -------------   -------------

Total                                           Ps.     (198)    Ps.  123,125    (Ps.  82,163)
                                                ============    =============   =============

Deferred taxes at December 31, 2004 and 2003, were generated by the following temporary differences and tax loss carryforwards:

                                     2004             2003
                                --------------   --------------
Prepaid expenses                (Ps.    39,523)  (Ps.    18,591)
Other deferred costs                     6,454            5,899
Property and equipment                 120,745           97,092
Deferred income                         42,306           47,889
Accrued expenses                       121,826          115,998
Satellite transponders, net             64,614           74,617
Debt issuance costs                    (10,182)         (13,812)
Tax loss carryforwards               2,370,768        2,841,769
                                --------------   --------------

                                     2,677,008        3,150,861

Valuation allowance                 (2,677,008)      (3,150,861)
                                --------------   --------------

Deferred income tax             Ps.          -   Ps.          -
                                ==============   ==============

Employees' statutory profit sharing in Mexico is determined for each subsidiary individually, not on a consolidated basis. There is no employees' statutory profit sharing deferred tax as of December 31, 2004 and 2003.

Pursuant to the tax legislation in force, the Company must pay annually the greater of the IT or the AT, which is determined on the average value of assets less certain liabilities. When the AT payments are greater than IT, they are recoverable against the IT in excess of the AT from the three prior years and the ten subsequent years. In 2004, 2003 and 2002 the asset tax rate was 1.8%. Under Mexican law, taxpayers cannot deduct from their asset tax basis debt contracted with nonresident companies or financial intermediaries. The Group challenged these provisions of Mexico's asset tax law but at the same time, and in order to avoid penalties and interest payments in the event the Group could lose the appeal, the Group paid Ps.43,284 of tax on assets for the year ended December 31, 2001, Ps.45,189 for the year ended December 31, 2002, and Ps.7,531 for the months of January and February 2003. On March 19, 2003, the court issued a resolution in the Group's favor, allowing the Group to deduct debts payable to nonresidents from the asset tax basis. In addition, subsequent to March 19, 2003, the Group has recovered the amounts previously paid as described above.

The Group is also included in the consolidated tax return of Televisa and its consolidated subsidiaries for purposes of determining its income taxes and assets tax. Beginning January 1, 1999, 60% of the tax profit or loss obtained by the Group will be consolidated with the tax profit or loss of Televisa to the extent of Televisa's percentage ownership of the Group. Through December 31, 1998, Televisa recognized the total taxable loss of the Group to the extent of its percentage ownership. Effective January 1, 2005, with the recent changes in the tax law, Televisa will once again consolidate at 100% of its ownership interest for tax purposes.

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

NOTE 17 - COMPREHENSIVE INCOME (LOSS):

Comprehensive income (loss) for the years ended December 31, 2004, 2003 and 2002, was as follows:

                                                     2004              2003           2002
                                                 ------------    ------------   ----------------
Net income (loss) per consolidated statements
of income (loss)                                 Ps.  576,287    (Ps. 840,110)  (Ps.   1,934,414)
Result from holding non-monetary assets
for the year                                          (40,049)        116,103            179,692
Minority interest                                        (136)         (2,734)               (22)
Supplementary liability for labor obligations              (3)             42               (129)
                                                 ------------    ------------   ----------------

Comprehensive income (loss) for the year         Ps.  536,099    (Ps. 726,699)  (Ps.   1,754,873)
                                                 ============    ============   ================

NOTE 18 - FOREIGN CURRENCY POSITION:

a. The foreign currency position of monetary items of the Group at December 31, 2004 and 2003, were as follows:

    2004:

                 Foreign currency          Year-end          Mexican pesos
Currency        amounts (thousands)    Exchange rate (1)    (thousands) (1)
--------        -------------------    -----------------    ---------------
Assets:
U.S. Dollars           152,121             11.149           Ps.   1,695,997

Liabilities:
U.S. Dollars           546,913             11.149                 6,097,533

2003:

                 Foreign currency          Year-end          Mexican pesos
Currency        amounts (thousands)    Exchange rate (1)    (thousands) (1)
--------        -------------------    -----------------    ---------------
Assets:
U.S. Dollars            42,331             11.225           Ps.     475,165

Liabilities:
U.S. Dollars           574,056             11.225                 6,443,779

b. The foreign currency position of non-monetary items of the Group at December 31, 2004 and 2003, were as follows:

2004:

                                           Foreign currency                Year-end            Mexican pesos
       Currency                           amounts (thousands)          Exchange rate (1)      (thousands)(1)
-----------------------                   -------------------          -----------------      --------------
Property and equipment:
U.S. Dollars                                    36,718                      11.149                 409,369
Pounds Sterling                                  1,730                      21.52                   37,230
Yen                                             27,422                       0.1090                  2,989
Canadian dollar                                    422                       9.38                    3,958
French France                                       63                      15.25                      960

Satellite transponders:
U.S. Dollars                                    95,447                      11.149               1,064,138

2003:

                                           Foreign currency                Year-end            Mexican Pesos
       Currency                           amounts (thousands)          exchange rate (1)      (thousands)(1)
-----------------------                   -------------------          -----------------      --------------
Property and equipment:
U.S. Dollars                                    22,755                      11.225            Ps.    255,425
Pounds Sterling                                  2,210                      20.32                     44,907
Yen                                             37,031                       0.1070                    3,962
Canadian dollar                                    277                       8.91                      2,468

Satellite transponders:
U.S. Dollars                                   104,396                      11.225                 1,171,845

c. Transactions during 2004, 2003 and 2002 in foreign currencies included in the consolidated statements of income (loss) were as follows:

2004:

                                                  Foreign
                                                  currency     Year-end
                                                  amounts      exchange     Mexican Pesos
                                  Currency      (thousands)    rate (1)    (thousands) (1)
                                ------------    -----------    --------    ---------------
Interest income                 U.S. Dollars          848       11.149           9,454
Costs and expenses:
Transponder expense             U.S. Dollars       20,400       11.149         227,440
Broadcasting                    U.S. Dollars        8,284       11.149          92,358
Programming                     U.S. Dollars       66,616       11.149         742,702
Royalty fees                    U.S. Dollars        5,606       11.149          62,501
Other expenses                  U.S. Dollars       13,034       11.149         145,316
Interest expense                U.S. Dollars       41,488       11.149         462,550

2003:

                                                  Foreign
                                                  currency     Year-end
                                                  amounts      exchange    Mexican Pesos
                                  Currency      (thousands)    rate (1)    (thousands) (1)
                                ------------    -----------    --------    ---------------
Interest income                 U.S. Dollars        1,079       11.225       Ps. 12,112
Costs and expenses:
Transponder expense             U.S. Dollars       20,400       11.225          228,990
Broadcasting                    U.S. Dollars       12,536       11.225          140,717
Programming                     U.S. Dollars       64,300       11.225          721,768
Royalty fees                    U.S. Dollars        5,769       11.225           64,757
Other expenses                  U.S. Dollars        9,163       11.225          102,855
Interest expense                U.S. Dollars       76,643       11.225          860,318

2002:

                                                    Foreign
                                                    currency    Year-end
                                                    amounts     exchange    Mexican Pesos
                                   Currency       (thousands)   rate (1)   (thousands) (1)
                                ------------      -----------   --------   ---------------
Interest income                 U.S. Dollars            74       10.464      Ps.     774
Costs and expenses:
Transponder expense             U.S. Dollars        21,900       10.464          229,162
Broadcasting                    U.S. Dollars        12,663       10.464          132,506
Programming                     U.S. Dollars        58,800       10.464          615,283
Royalty fees                    Pounds Sterling        652       17.00            11,084
Royalty fees                    U.S. Dollars         3,605       10.464           37,723
Other expenses                  U.S. Dollars         3,552       10.464           37,168
Interest expense                U.S. Dollars        79,974       10.464          836,848

(1) For reference purposes only. Does not indicate the actual amounts presented in the consolidated statement of income (loss).

Paragraphs b) and c) are disclosed in accordance with the Fourth Amendment to Bulletin B-10 issued by the MIPA, which also provides that liabilities denominated in a foreign currency are translated using exchange rates in effect at the balance sheet date.

As of December 31, 2004 and 2003, the exchange rate between the Mexican Peso and the U.S. Dollar was Ps.11.149 and Ps.11.225 per U.S. dollar, respectively, which represents the interbank free market exchange rate as of those dates as published by Banco de Mexico, S.A. As of March 18, 2005, the exchange rate was Ps.11.2193 per U.S. dollar, which represents the interbank free market exchange rate as of that date as published by Banco de Mexico, S.A.

NOTE 19 - SUBSEQUENT EVENT:

The new proceeds from a bank loan (Note 10) were used on January 7, 2005 to pay the remaining US$88 million principal amount of the 12 7/8% notes due 2007 plus accrued and unpaid interest.

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

The principal differences between Mexican GAAP and U.S. GAAP that affect net income (loss) and total equity owners' deficit are described below:

Derivative financial instruments

The Group's activities expose it to a variety of market risks, including risks related to the effects of changes in foreign-currency exchange rates and interest rates. The Group uses forward currency agreements to protect its exposure to changes in the exchange rates created by its U.S. dollar-denominated debt. The Group also uses derivative instruments to minimize significant, unanticipated earnings fluctuations that may arise from volatility in interest rates.

Under Mexican GAAP and following the guidelines of Bulletin C-2, the Group recorded these derivative instruments, which qualify for hedge accounting, in the balance sheet, on the same basis of the hedged liabilities, and changes in value were recorded in each period in the income statement. However, for U.S. GAAP purposes, the Group has not undertaken to qualify these contracts as hedges, and as such, these derivative instruments should be recorded on the balance sheet at their fair value with changes in fair values taken directly to the income statement.

Maintenance reserve and smart cards replacement

Under Mexican GAAP, it is acceptable to accrue for certain expenses which management believes will be incurred in subsequent periods. Under U.S. GAAP, these costs are expensed as incurred.

Restatement of property and equipment

Effective January 1, 1997, the Group adopted the Fifth Amendment to Bulletin B-10 which eliminated the use of replacement costs for the restatement of property and equipment and instead, included an option of using the Specific Index for the restatement of equipment of non-Mexican origin. The Group has elected to apply the Specific Index option for determining the restated balances of equipment of non-Mexican origin under Mexican GAAP. For U.S. GAAP purposes, the use of an index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant currency. Hence for U.S. GAAP purposes, property and equipment are restated by the NCPI and the difference in depreciation expense and carrying value are recognized in the net income (loss) and equity owners' deficit adjustments, respectively.

Revenue recognition

The Group provides the antenna, LNB and accessories to new subscribers, together with the IRD, for a set monthly rental fee, retaining title and ownership of all the equipment. The Group also uses intermediate parties to perform certain customer acquisition and installation services on its behalf. Under Mexican GAAP, the Group records as revenue amounts received from these intermediate parties. Under U.S. GAAP, the Group follows the guidance of Emerging Issues Task Force Summary No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent", pursuant to which it has determined that it serves as principal in these transactions and that it should record as revenue amounts billed to the subscriber, as the ultimate customer. The accompanying condensed consolidated statement of income (loss) under U.S. GAAP for the years ended December 31, 2004, 2003 and 2002 therefore include an adjustment to reflect as revenue the amounts billed to subscribers and not the amounts received from intermediate parties.

In addition, under Mexican GAAP, initial non-refundable subscription fees are recognized upon activation of the new subscriber's DTH services. Under U.S. GAAP, initial non-refundable subscription fees are recognized over the period that a new subscriber is expected to remain a customer. Customer acquisition costs directly attributable to the income are recognized over the same period under U.S. GAAP. Those customer acquisition costs in excess of the initial non-refundable subscription fee revenues, are expensed as incurred.

Initial non-refundable subscription fees for the year ended December 31, 2004, 2003 and 2002 amounted to Ps.102,490, Ps.127,762 and Ps.158,500, respectively.
Under U.S. GAAP, deferred initial non-refundable subscription fee revenues of approximately Ps.170,305, Ps.209,463 and Ps.213,334 were recorded as of December 31, 2004, 2003 and 2002, respectively. In addition, customer acquisition costs, have been deferred to match and equal initial non-refundable subscription revenues; therefore at December 31, 2004, 2003 and 2002, deferred costs under U.S. GAAP also amounted to Ps.170,305, Ps.209,463 and Ps.213,334, respectively. Initial non-refundable subscription revenues (which are matched by customer acquisition costs) that have been recognized during the year amount to Ps.141,646 (Ps.136,383 and Ps.85,842 in 2003 and 2002, respectively).

These U.S. GAAP adjustments did not have any impact on operating or net income
(loss) in 2004, 2003 or 2002.

Presentation in the financial statements - Restructuring and non-recurring items

Under Mexican GAAP, the Group recognizes various cost as "Restructuring and non-recurring items", which would be considered operating expenses under U.S. GAAP. Such cost primarily include severance costs in connection with employee termination, the derived effects of the 10% excise tax on telecommunications, costs related to the redundant use of the Solidaridad 2 satellite and the increased costs to reorientate customer's antennas to PAS 9 in a short period of time (Note 14).

In addition, during the year ended December 31, 2003 the provisions of Statement of Financial Accounting Standard ("SFAS") No. 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" became effective for the Group. As a result, the Group is not allowed to classify the loss on the restructuring of the Senior Notes as an extraordinary item, since the restructuring of the Senior Notes did not meet the criteria of Accounting Principles Board Opinion No. 30. Accordingly, the loss on restructuring of Senior Notes, which is comprised of the redemption premium on the Old Senior Notes (Note 9) and the unamortized cost of debt issuance costs corresponding to the Old Senior Notes that were exchanged for the New Senior Notes (Note 7), are classified as part of income from continuing operations under U.S. GAAP.

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

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, applying SFAS 109 at December 31, 2004 and 2003, are as follows:

                                                     2004                  2003
                                               ----------------       ---------------
Deferred income tax liabilities:
Current:
Prepaid expenses and other                     (Ps.      44,547)      (Ps.     18,591)
                                               ----------------       ---------------

Total current                                           (44,547)              (18,591)

Non-current:
Derivate financial instrument                            (3,306)                    -
Debt issuance costs                                     (10,182)              (13,813)
                                               ----------------       ---------------

Total deferred income tax liabilities                   (58,035)              (32,404)
                                               ----------------       ---------------

Deferred income tax assets:
Current:
Satellite transponders, net                              83,955                74,617
Accrued expenses                                        116,605               110,736
Deferred income                                          42,306                47,889
                                               ----------------       ---------------

Total current                                           242,866               233,242

Non-current:
Other deferred costs                                      6,454                 5,899
Property and equipment                                  106,750                97,093
Tax loss carryforwards                                2,370,768             2,841,790
                                               ----------------       ---------------

Total deferred income tax assets                      2,726,838             3,178,024

Less: Valuation allowance                            (2,668,803)           (3,145,620)
                                               ----------------       ---------------

Net deferred income tax assets                           58,035                32,404
                                               ----------------       ---------------

Deferred income taxes                          Ps.            -       Ps.           -
                                               ================       ===============

In conformity with the Income Tax Law, the Group restates the tax basis of property and equipment in a form similar to the restatement for financial reporting purposes, however based on a different date criteria.

Summary

Net income (loss) for the years ended December 31, 2004, 2003 and 2002, adjusted to take into account the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Group, are as follows:

                                                                 2004             2003                2002
                                                             ------------      -----------       --------------
Net income (loss) as reported under Mexican GAAP             Ps.  576,287      (Ps.840,110)      (Ps. 1,934,414)
Derivative financial instruments                                   11,807                -                    -
Satellite reorientation costs                                           -                -              (35,344)
Maintenance reserve                                                 1,448            2,862                7,746
Restatement  of property and equipment                              9,768           15,116               (1,085)
Restructuring charge                                                    -                -               (5,153)
                                                             ------------      -----------       --------------

Net income (loss) in accordance with U.S. GAAP               Ps.  599,310      (Ps.822,132)      (Ps. 1,968,250)
                                                             ============      ===========       ==============

Equity owners' deficit as of December 31, 2004 and 2003, adjusted to take into account the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Group, are as follows:

                                                                                2004                  2003
                                                                          ----------------      ----------------
Total equity owners' deficit under Mexican GAAP                           (Ps.   3,000,820)     (Ps.   3,716,714)
U.S. GAAP adjustments:
Derivative financial instruments                                                    11,807                     -
Maintenance reserve                                                                 17,400                15,952
Restatement of property and equipment                                               (1,073)              (51,026)
                                                                          ----------------      ----------------

Total U.S. GAAP adjustments                                                         28,134               (35,074)
                                                                          ----------------      ----------------

Total equity owners' deficit under U.S. GAAP                              (Ps.   2,972,686)     (Ps.   3,751,788)
                                                                          ================      ================

A summary of the Group's statement of changes in equity owners' deficit with balances determined under U.S. GAAP is as follows:

Balance at December 31, 2002                                       ($     7,492,848)
Capitalization of equity owners' loans                                    4,563,150
Supplementary liability for labor obligations                                    42
Net loss for the year                                                      (822,132)
                                                                   ----------------

Balance at December 31, 2003                                             (3,751,788)

Capital contribution                                                        179,795
Supplementary liability for labor obligations                                    (3)
Net income for the year                                                     599,310
                                                                   ----------------

Balance at December 31, 2004                                       (Ps.   2,972,686)
                                                                   ================

A summary of the Group's equity owners' deficit after the U.S. GAAP adjustments described above, as of December 31, is as follows:

                                                                                 2004                  2003
                                                                          ----------------      ----------------
Social parts                                                               Ps.   6,655,679       Ps.   6,655,668
Additional paid in capital                                                         179,784                     -
Accumulated losses                                                              (9,820,988)          (10,420,298)
Other comprehensive income:
        Excess from restatement                                                     12,946                12,946
        Supplementary liability for labor obligations                                 (107)                 (104)
                                                                          ----------------      ----------------

Total equity owners' deficit under U.S. GAAP                              (Ps.   2,972,686)     (Ps.   3,751,788)
                                                                          ================      ================

Included below are condensed consolidated financial statements of the Group as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, after giving effect to the U.S. GAAP adjustments.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31,
2004)

                                                                                       December 31,
                                                                          -------------------------------------
                                                                               2004                  2003
                                                                          ---------------       ---------------
ASSETS
Current assets:
Cash and cash equivalents                                                 Ps.   1,696,793       Ps.     519,189
Trade accounts receivables, net                                                    83,103               104,566
Other accounts receivables                                                         76,631                     -
Prepaid advertising                                                               125,000               131,489
Other current assets                                                               35,049                27,334
                                                                          ---------------       ---------------

Total current assets                                                            2,016,576               782,578

Property and equipment, net                                                     1,551,232             1,517,512
Satellite transponders, net                                                     1,115,508             1,220,088
Deferred costs, net                                                               211,803               270,692
Derivative financial instruments                                                   11,807                     -
Other non-currents assets                                                               -                 8,674
                                                                          ---------------       ---------------

Total assets                                                              Ps.   4,906,926       Ps.   3,799,544
                                                                          ===============       ===============

                                                                                       December 31,
                                                                          -------------------------------------
                                                                               2004                  2003
                                                                          ---------------       ---------------
LIABILITIES
Current liabilities:
Senior notes                                                              Ps.     981,112       Ps.           -
Trade accounts payable                                                            162,248               155,267
Accrued expenses                                                                  231,261               236,115
Satellite transponders obligation                                                  70,743                66,820
Due to affiliated companies and other related parties                             184,740               448,408
Other current liabilities                                                         566,012               583,824
                                                                          ---------------       ---------------

Total current liabilities                                                       2,196,116             1,490,434

Non-current liabilities:
Senior notes                                                                    3,344,700             4,581,377
Bank loan                                                                       1,012,000                     -
Satellite transponders obligation                                               1,324,615             1,477,795
Other non-current liabilities                                                       2,181                 1,726
                                                                          ---------------       ---------------

Total liabilities                                                               7,879,612             7,551,332
                                                                          ---------------       ---------------

Commitments and contingencies                                                           -                     -
Equity owners' deficit                                                         (2,972,686)           (3,751,788)
                                                                          ---------------       ---------------

Total liabilities and equity owners' deficit                              Ps.   4,906,926       Ps.   3,799,544
                                                                          ===============       ===============

CONDENSED CONSOLIDATED STATEMENT OF INCOME (LOSS)

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31,
2004)

                                                                      Years ended December 31,
                                                    ------------------------------------------------------------
                                                         2004                  2003                   2002
                                                    ---------------       ---------------        ---------------
Revenues from programming services                  Ps.   2,591,730       Ps.   2,231,904        Ps.   2,083,111
Revenues from rental of IRDs                              1,333,274             1,031,785                880,298
Other revenues                                              796,913               676,600                663,521
                                                    ---------------       ---------------        ---------------

Net revenues                                              4,721,917             3,940,289              3,626,930
                                                    ---------------       ---------------        ---------------

Operating expenses:
Cost of sales - programming services                        874,720               704,724                610,143
Cost of sales - other                                       472,677               457,977                424,421
Administrative expenses                                     132,554               131,485                145,125
Selling expenses                                            977,350               892,395                910,841
Other operating expenses                                    534,678               453,591                606,782
Depreciation and amortization                               754,731               835,488              1,012,912
                                                    ---------------       ---------------        ---------------

Total operating expenses                                  3,746,710             3,475,660              3,710,224
                                                    ---------------       ---------------        ---------------

Operating profit (loss)                                     975,207               464,629                (83,294)

Loss on debt restructuring                                        -              (161,394)                     -

Integral results of financing                              (375,528)           (1,249,580)            (1,802,321)
                                                    ---------------       ---------------        ---------------

Income (loss) before tax                                    599,679              (946,345)            (1,885,615)

Provision for income and asset taxes                           (198)              123,126                (82,613)
                                                    ---------------       ---------------        ---------------

Minority interest                                              (171)                1,087                    (22)
                                                    ---------------       ---------------        ---------------

Net income (loss)                                   Ps.     599,310      (Ps.     822,132)       (Ps.  1,968,250)
                                                    ===============      ================        ===============



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

Presented below are statements of cash flow for the years ended December 31, 2004, 2003 and 2002, prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements present nominal cash flows during the period, adjusted to December 31, 2004, purchasing power.

                                                           2004                 2003                  2002
                                                     ----------------     ----------------      ----------------
Operating activities:
Net income (loss)                                    Ps.      599,310     (Ps.     822,132)     (Ps.   1,968,250)
Adjustments to reconcile net income (loss)
to cash flows (used in)
operating activities:
Gain from monetary position                                  (308,289)            (331,661)             (545,372)
Unrealized exchange losses (gains)                            (39,000)             243,641             1,118,821
Allowance for doubtful accounts                               118,332              101,763               121,220
Depreciation and amortization                                 754,731              835,488             1,012,912
Impairments and write downs                                     5,174                    -                33,661

Changes in operating assets and liabilities:
Assets                                                       (138,537)             (42,479)             (127,305)
Liabilities                                                   (31,393)             513,959               688,708
                                                     ----------------     ----------------      ----------------

Cash flows provided by
operating activities                                          960,328              498,579               334,395
                                                     ----------------     ----------------      ----------------

Financing activities:
Bank loan                                                   1,012,000                    -                     -
Derivative financial instruments                              (11,807)                   -                     -
Capital contribution                                               11                    -                     -
Equity owners' loans                                                -                    -               337,635
Satellite transponders obligation                             (63,524)             (54,858)              (49,318)
Payments of Old Senior notes                                        -           (3,159,058)                    -
Proceeds from New Senior notes                                      -            3,473,823                     -
                                                     ----------------     ----------------      ----------------

Cash flows provided by financing
activities                                                    936,680              259,907               288,317
                                                     ----------------     ----------------      ----------------

Investing activities:
Investment in property and equipment                         (683,871)            (499,024)             (368,691)
                                                     ----------------     ----------------      ----------------

Cash flows used in investing activities                      (683,871)            (499,024)             (368,691)
                                                     ----------------     ----------------      ----------------

Effects of inflation                                          (35,533)             (31,907)              (11,804)
                                                     ----------------     ----------------      ----------------

Increase in cash and cash
equivalents                                                 1,177,604              227,555               242,217

Cash and cash equivalents, beginning
of period                                                     519,189              291,634                49,417
                                                     ----------------     ----------------      ----------------

Cash and cash equivalents, end of period             Ps.    1,696,793      Ps.     519,189       Ps.     291,634
                                                     ================     ================      ================

Interest and taxes paid:
Interest paid                                        Ps.      445,835     Ps.      569,378      Ps.      541,554
Income and asset taxes paid                                       216                  423                97,202

Non-cash Investing and Financing Activities

Excluded from the Cash Flows Statement for 2003, is the capitalization of the equity owners loans.

Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement 123 (Revised), "Share-Based Payment" ("FAS 123R"). FAS 123R requires all companies to measure compensation costs for all share-based payments (including employee stock options) at fair value and recognize such costs in the statement of operations. FAS 123R will become effective for Innova on January 1, 2006. The Company has not issued any employee stock options and accordingly, does not expect the adoption of the revised standard to have a significant impact on its financial statements.

In December 2004, the FASB issued FASB Statement 153, "Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29" ("FAS 153"). FAS 153 eliminates the exception to account for nonmonetary exchanges of similar productive assets at carrying value and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance; otherwise, the exchange principal of fair value applies. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The provisions of FAS 153 are not expected to have a material impact on the Company's consolidated financial statements.

In November 2004, the FASB issued FASB Statement 151, "Inventory Costs" ("FAS 151"). FAS 151 amends the guidance in Accounting Research Bulletin 43, "Inventory Pricing" ("ARB 43") and requires abnormal amounts of idle facility expense, freight handling costs and wasted material (spoilage) to be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as previously defined in ARB 43. Furthermore, FAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The provisions of FAS 151 will not have a significant impact on the Company's financial statements.